Filed Pursuant to Rule 424(b)(3)

Registration No. 333-195108

COLONIAL VIRGINIA BANK

6720 SUTTON ROAD

GLOUCESTER, VIRGINIA 23061

April 30, 2014

Dear Shareholder:

On March 20, 2014, Colonial Virginia Bank entered into an agreement of merger and a related plan of merger, collectively referred to as the merger agreement, with Xenith Bankshares, Inc. and Xenith Bank, a wholly-owned subsidiary of Xenith Bankshares, Inc., pursuant to which Colonial Virginia Bank will merge with and into Xenith Bank. You are invited to attend the annual meeting of shareholders of Colonial Virginia Bank to be held on June 12, 2014 at 6:30 p.m., Eastern time, at Abingdon Ruritan Club, 8784 Guinea Road, Hayes, Virginia. At the annual meeting, you will be asked to approve, among other things, the merger agreement so that the merger can occur, referred to as the merger proposal.

In the merger, each outstanding share of Colonial Virginia Bank common stock will be converted into the right to receive 2.65 shares of Xenith Bankshares, Inc. common stock. The value of the shares of Xenith Bankshares, Inc. common stock to be issued in the merger may change between now and the closing date of the merger. Based on the closing price of Xenith Bankshares, Inc. common stock on March 20, 2014, the last trading day before the public announcement of the signing of the merger agreement, the value of the per share merger consideration payable to holders of Colonial Virginia Bank common stock was $15.77. Based on the closing price of Xenith Bankshares, Inc. common stock on April 29, 2014, the last practicable date before the date of this proxy statement/prospectus, the value of the per share merger consideration payable to holders of Colonial Virginia Bank common stock was $16.01. Colonial Virginia Bank shareholders should obtain current sale prices for Xenith Bankshares, Inc. common stock.

Your board of directors unanimously (1) determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of Colonial Virginia Bank and its shareholders, (2) approved and adopted the merger agreement and the transactions contemplated thereby and (3) recommends that you vote “FOR” the merger proposal as described in the this proxy statement/prospectus. Consummation of the merger requires the approval of the merger proposal by the holders of a majority of the outstanding shares of Colonial Virginia Bank common stock and the receipt of necessary regulatory consents and approvals by Colonial Virginia Bank and Xenith Bankshares, Inc. Please carefully review this proxy statement/prospectus, which explains the proposed merger in detail. In particular, you should carefully consider the discussion in the section entitled “Risk Factors” beginning on page 16 of this proxy statement/prospectus.

Each of our directors, who collectively own or control shares of Colonial Virginia Bank common stock representing approximately 13% of the outstanding shares of Colonial Virginia Bank common stock, has entered into a voting agreement under which they have agreed to vote all of such shares in favor of the merger proposal.

Colonial Virginia Bank common stock is traded under the symbol “CNVB” on the OTC Markets marketplace and Xenith Bankshares, Inc. common stock is traded under the symbol “XBKS” on the NASDAQ Capital Market.

It is important that your shares are represented at the annual meeting, whether or not you plan to attend the annual meeting. Abstentions and failures to vote will have the same effect as votes against the merger proposal.

Accordingly, please complete, sign, date and return promptly your proxy card in the enclosed postage pre-paid envelope. You may attend the annual meeting and vote your shares in person if you wish, even though you have previously returned your proxy.

Sincerely,

Robert L. Bailey
President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this proxy statement/prospectus, or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Xenith Bankshares, Inc. common stock are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This document is dated April 30, 2014 and is first being mailed to shareholders on or about May 6, 2014.

COLONIAL VIRGINIA BANK

6720 Sutton Road

Gloucester, Virginia 23061

NOTICE OF THE ANNUAL MEETING OF COLONIAL VIRGINIA BANK SHAREHOLDERS

TO BE HELD ON JUNE 12, 2014

NOTICE IS HEREBY GIVEN that the annual meeting of Colonial Virginia Bank shareholders will be held on June 12, 2014 at 6:30 p.m., Eastern time, at Abingdon Ruritan Club, 8784 Guinea Road, Hayes, Virginia, for the following purposes:

•	To approve the agreement of merger, dated March 20, 2014, among Colonial Virginia Bank, Xenith Bankshares, Inc. and Xenith Bank, a wholly-owned subsidiary of Xenith Bankshares, Inc., and the related plan of merger, referred to as the merger proposal;

•	To elect as directors the 10 nominees to the board of directors of Colonial Virginia Bank named in the proxy statement/prospectus, for terms expiring at the 2015 annual meeting or until their successors are duly elected and qualified or until such directors resign as provided in the merger proposal;

•	To ratify the appointment of Yount, Hyde & Barbour, P.C. as Colonial Virginia Bank’s independent public accountants for the fiscal year ending December 31, 2014; and

•	To approve one or more adjournments of the annual meeting to a later date or dates, if necessary or appropriate, to, among other things, solicit additional proxies if there are insufficient votes at the time of the annual meeting to achieve a quorum or to approve any of the proposals above.

Under Virginia law, you will not have the right to assert appraisal rights with respect to the merger proposal.

The proxy statement/prospectus further describes the proposals to be considered at the annual meeting. Copies of the agreement of merger and the related plan of merger have been included as Appendix A and Appendix B, respectively, to the proxy statement/prospectus.

The Colonial Virginia Bank board of directors has set April 24, 2014 as the record date for the annual meeting. Only holders of record of shares of Colonial Virginia Bank common stock at the close of business on April 24, 2014 will be entitled to notice of and to vote at the annual meeting and any adjournment or postponement thereof.

Your vote is very important. To ensure your representation at the annual meeting, please complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope. Please vote promptly whether or not you expect to attend the annual meeting. Submitting a proxy now will not prevent you from being able to vote in person at the annual meeting.

The board of directors of Colonial Virginia Bank unanimously recommends that you vote “FOR” each of the annual meeting proposals, all of which are described in detail in the proxy statement/prospectus.

BY ORDER OF THE BOARD OF DIRECTORS,

Kenneth E. Smith
Executive Vice President, Chief Financial Officer and Secretary

Gloucester, Virginia
April 30, 2014

PLEASE VOTE YOUR SHARES OF COLONIAL VIRGINIA BANK COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL COLONIAL VIRGINIA BANK AT (804) 695-9300.

WHERE YOU CAN FIND MORE INFORMATION

Xenith Bankshares, Inc. files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any documents Xenith Bankshares, Inc. files with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, Xenith Bankshares, Inc.’s filings with the SEC are available to the public through the SEC’s Internet site at http://www.sec.gov. Information about Xenith Bankshares, Inc. is also available on its website at https://www.xenithbank.com. This URL and the SEC’s URL above are intended to be inactive textual references only. The information on, or that can be accessed through, the SEC’s website and Xenith Bankshares, Inc.’s website is not part of, and is not incorporated into, this proxy statement/prospectus.

Xenith Bankshares, Inc. has filed a registration statement covering shares of Xenith Bankshares, Inc. common stock subject to this offering, of which this proxy statement/prospectus forms a part. This proxy statement/prospectus, however, does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information concerning Xenith Bankshares, Inc. and the securities it may offer and sell, you should read the entire registration statement and the exhibits to the registration statement. The registration statement has been filed electronically and may be obtained in any manner listed above. Any statements contained in this proxy statement/prospectus concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document attached as an appendix to this proxy statement/prospectus or filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

Additional information about Colonial Virginia Bank may be obtained by contacting Kenneth E. Smith, Executive Vice President, Chief Financial Officer and Secretary, at Colonial Virginia Bank, P.O. Box 2120, Gloucester, Virginia 23061. To obtain timely delivery, you must request the information no later than June 5, 2014. In addition, financial information about Colonial Virginia Bank is available in the financial reports that Colonial Virginia Bank files with regulators on a quarterly basis. This information is available through the Internet site maintained by the Federal Financial Institutions Examination Council at http://www.ffiec.gov. Information about Colonial Virginia Bank is also available on its website at http://www.colonialvabank.com. This URL and the Federal Financial Institutions Examination Council’s URL above are intended to be inactive textual references only. The information on, or that can be accessed through, the Federal Financial Institutions Examination Council’s website and Colonial Virginia Bank’s website is not part of, and is not incorporated into, this proxy statement/prospectus.

You should rely only on the information contained in this proxy statement/prospectus to vote your shares at the Colonial Virginia Bank annual meeting. Unless stated otherwise, information relating to Xenith Bankshares, Inc. was provided by Xenith Bankshares, Inc. and information relating to Colonial Virginia Bank was provided by Colonial Virginia Bank. Neither Xenith Bankshares, Inc. nor Colonial Virginia Bank has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated April 30, 2014. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to Colonial Virginia Bank shareholders nor the issuance of shares of Xenith Bankshares, Inc. common stock in the merger described in this proxy statement/prospectus shall create any implication to the contrary.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

You should read carefully the detailed information set forth in this proxy statement/prospectus, including the “Risk Factors” section beginning on page 16, before deciding how to vote your shares. Unless otherwise specified in this proxy statement/prospectus or the context otherwise requires:

•	references to “Colonial” are to Colonial Virginia Bank;

•	references to “Xenith Bankshares” are to Xenith Bankshares, Inc.;

•	references to “Xenith Bank” are to Xenith Bank, the bank surviving the merger and a wholly-owned subsidiary of Xenith Bankshares;

i

•	references to the “companies” are to Colonial, Xenith Bankshares and Xenith Bank, collectively;

•	references to the “agreement of merger” are to the agreement of merger, dated as of March 20, 2014, among Xenith Bankshares, Xenith Bank and Colonial, a copy of which is attached to this proxy statement/prospectus as Appendix A;

•	references to the “plan of merger” are to the plan of merger relating to the agreement of merger, a copy of which is attached to this proxy statement/prospectus as Appendix B;

•	references to the “merger agreement” are to the agreement of merger and the related plan of merger, collectively;

•	references to the “merger” are to the proposed merger of Colonial with and into Xenith Bank pursuant to the terms of the merger agreement, with Xenith Bank continuing as the surviving bank, as more fully described under “Proposal No. 1 — Merger Proposal — The Merger;” and

•	references to “BankCap Partners” are to BankCap Partners Fund I, L.P., BCP Fund I Virginia Holdings, LLC, BankCap Partners GP, L.P. and BankCap Equity Fund, LLC, collectively.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE COLONIAL SHAREHOLDER MEETING

The following are answers to certain questions that you may have regarding the merger and the annual meeting of shareholders of Colonial, referred to as the Colonial annual meeting. You should read carefully this proxy statement/prospectus in its entirety because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to this proxy statement/prospectus.

Q:	Why am I receiving this document?

A:	Colonial is providing this document to its shareholders to help them decide how to vote their shares of Colonial common stock on the proposed merger and the other matters listed in the Notice of Annual Meeting, which are more fully described in this document. The proposal to approve the merger agreement is referred to as the merger proposal.

The merger cannot be completed unless Colonial shareholders approve the merger proposal. Colonial is holding an annual meeting of its shareholders to vote on the proposal necessary to complete the merger as well as other matters listed in the Notice of Annual Meeting. Information about the Colonial annual meeting, the merger and the other business to be considered by shareholders at the Colonial annual meeting is contained in this document.

This document constitutes both a proxy statement of Colonial and a prospectus of Xenith Bankshares. It is a proxy statement because the board of directors of Colonial is soliciting proxies using this document from its shareholders. It is a prospectus because Xenith Bankshares, in connection with the merger, is offering shares of Xenith Bankshares common stock in exchange for outstanding shares of Colonial common stock in the merger.

Q:	What is the merger?

A:	Colonial, Xenith Bankshares and Xenith Bank have entered into the merger agreement. Subject to the terms and conditions of the merger agreement, Colonial will merge with and into Xenith Bank with Xenith Bank continuing as the surviving bank and as a wholly-owned subsidiary of Xenith Bankshares. Copies of the agreement of merger and the plan of merger are attached as Appendix A and Appendix B, respectively, to this proxy statement/prospectus.

Q:	Why are Colonial and Xenith Bankshares proposing the merger?

A:	Colonial and Xenith Bankshares are proposing the merger because the companies believe the combination of the two banks will create an institution better positioned to compete with larger, more established super-regional and national banks, as well as smaller, locally managed community banks throughout eastern, central and northern Virginia.

Q:	What will I receive in the merger?

A:	As a result of the merger, each share of Colonial common stock will be converted into the right to receive 2.65 shares of Xenith Bankshares common stock.

Q:	Will the number of shares of Xenith Bankshares common stock that I receive in the merger in exchange for my shares of Colonial common stock change?

A:	No. The exchange ratio is fixed so the number of shares that you receive in the merger will not change, except in certain limited situations where Xenith Bankshares may elect to increase the exchange ratio in lieu of Colonial terminating the merger agreement. See “Proposal No.1 — Merger Proposal—The Merger—Termination of the Merger Agreement” beginning on page 76. The value of those shares, however, may change based on the trading price of Xenith Bankshares common stock. Colonial shareholders should obtain current market quotations for Xenith Bankshares common stock, which is traded under the symbol “XBKS” on the NASDAQ Capital Market.

Q:	When do you expect to complete the merger?

A:	The companies presently expect to complete the merger by June 30, 2014. However, the companies cannot assure you when or if the merger will occur. Colonial must first obtain the approval of its shareholders at the Colonial annual meeting and the companies must obtain the necessary regulatory consents and approvals, including from the Board of Governors of the Federal Reserve System, referred to as Board of Governors and the Federal Reserve, respectively, and the Bureau of Financial Institutions of the State Corporation Commission of the Commonwealth of Virginia, referred to as the Virginia Bureau. On April 30, 2014, the Board of Governors approved the application filed by Xenith Bank in connection with the merger. Xenith Bankshares anticipates receiving approval of its application from the Virginia Bureau by June 15, 2014.

Q:	Is consummation of the merger subject to any conditions?

A:	Yes. In addition to the approval of the shareholders of Colonial, consummation of the merger requires the receipt of the necessary regulatory consents and approvals, as well as the satisfaction of other conditions specified in the merger agreement. See “Proposal No. 1 — Merger Proposal—The Merger—Regulatory Approvals Required for the Merger” and “Proposal No. 1 — Merger Proposal—The Merger Agreement—Conditions to the Completion of the Merger” beginning on pages 62 and 69, respectively.

Q:	Am I entitled to appraisal or dissenters’ rights?

A:	No. Under Virginia law, Colonial shareholders are not entitled to exercise appraisal or dissenters’ rights as a result of the merger.

Q:	What is the voting recommendation of the board of directors of Colonial with respect to the merger proposal?

A:	The board of directors of Colonial unanimously recommends that shareholders vote “FOR” the merger proposal.

Q:	What should I do now?

A:	You should complete, sign, date and return promptly your proxy card in the enclosed postage pre-paid envelope. You may attend the annual meeting and vote your shares in person if you wish, even though you have previously returned your proxy. It is important that the proxy card be received as soon as possible and in any event prior to the commencement of voting at the Colonial annual meeting.

Q:	When should I send in my stock certificates?

A:	You will receive a letter of transmittal from the exchange agent promptly after the completion of the merger with instructions for sending in your Colonial stock certificates. In any event, please do not send your stock certificates with your proxy card.

Q:	When and where is the Colonial annual meeting?

A:	The Colonial annual meeting is scheduled to take place on Thursday, June 12, 2014 at 6:30 p.m., Eastern Time, at Abingdon Ruritan Club, 8784 Guinea Road, Hayes, Virginia.

Q:	In addition to the merger proposal, what am I voting on at the Colonial annual meeting?

A:	•	Election as directors of the 10 nominees to the board of directors of Colonial named in this proxy statement/prospectus for terms expiring at the 2015 annual meeting or until their successors are duly elected and qualified or until such directors resign as provided in the merger proposal. This proposal is referred to as the director election proposal.

•	Ratification of the appointment of Yount, Hyde & Barbour, P.C. as Colonial’s independent public accountants for the fiscal year ending December 31, 2014. This proposal is referred to as the auditor proposal.

•	Approval of one or more adjournments of the Colonial annual meeting to a later date or dates, if necessary or appropriate, to, among other things, solicit additional proxies if there are insufficient votes at the time of the Colonial annual meeting to achieve a quorum or to approve any of the merger proposal, the director election proposal or the auditor proposal. This proposal is referred to as the adjournment proposal.

Q:	What shareholder vote is needed for each proposal to be voted on at the Colonial annual meeting?

A:	The affirmative vote of at least a majority of the shares of Colonial common stock outstanding on the record date is required to approve the merger proposal. The election of each nominee for director requires the affirmative vote of a plurality of the votes cast in the director election proposal. Approval of the auditor proposal requires that the votes cast for the proposal exceed the votes cast against the proposal. Approval of the adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

Q:	How do I vote?

A:	Registered Colonial shareholders (shareholders who hold shares of Colonial common stock registered in their own name with Colonial, as transfer agent for its common stock, as opposed to through a bank, broker or other nominee) may vote:

(1)	by completing, signing, dating and returning the enclosed proxy card promptly in the enclosed postage-paid envelope; or

(2)	in person at the Colonial annual meeting.

Shareholders who hold shares of Colonial common stock through banks, brokers or other nominees, known as street name shareholders, who wish to vote at the Colonial annual meeting should be provided with voting instruction cards by the institution that holds their shares. If this has not occurred, please contact the institution that holds your shares. Street name shareholders may also be eligible to vote their shares over the Internet or by telephone by following the voting instructions provided by the bank, broker or other nominee that holds the shares, using either the Internet address or the toll-free telephone number provided on the voting instruction card (if the bank, broker or other nominee provides these voting methods). Otherwise, please complete, sign and date the voting instruction card and return it promptly in the enclosed postage-paid envelope.

Q:	Can I change or revoke my vote?

A.	Any Colonial shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Colonial annual meeting.

If you are a Colonial shareholder of record, you may change or revoke your proxy by (1)

timely delivering a later dated proxy or a written notice of revocation to Colonial’s Secretary at P.O. Box 2120, Gloucester, Virginia 23061 or (2) attending the Colonial annual meeting and voting in person. Your attendance at the Colonial annual meeting will not itself revoke a proxy.

If you are a street name shareholder, you must follow the instructions found on the voting instruction card provided by the bank, broker or other nominee, or contact your bank, broker or other nominee in order to change or revoke your previously given voting instructions.

Q:	How will my Colonial shares be voted if I do not specify a choice with respect to each proposal?

A:	Shareholders should specify their choice for each matter as provided on the enclosed proxy card. If you sign, date and return the enclosed proxy card without giving specific voting instructions, then the proxy holders will vote your shares “FOR” the merger proposal, “FOR” each of the nominees for director, “FOR” the auditor proposal and “FOR” the adjournment proposal.

As to any other business that may properly come before the Colonial annual meeting, the individuals named in the enclosed proxy card will vote the shares of Colonial common stock represented by the proxy in the manner as the board of directors of Colonial may recommend, or otherwise in the proxy holders’ discretion. The board of directors of Colonial does not presently know of any other such business.

Q:	How will my shares be voted if I do not provide my proxy?

A:	If you own your Colonial shares as a registered holder, your shares will be voted only if you return a signed proxy card. Otherwise, your shares will not be represented at the Colonial annual meeting and will not count toward the quorum requirement, unless you attend the Colonial annual meeting to vote them in person.

If you are a street name shareholder, your bank, broker or other nominee may or may not vote your Colonial shares if you have not provided voting instructions to the bank, broker or its nominee. Whether the bank, broker or other nominee may vote your shares depends on the proposals before the Colonial annual meeting. Under the rules of the New York Stock Exchange, which govern brokers, brokers may vote your shares in their discretion on “routine matters.” The auditor proposal is a routine matter for which brokerage firms may vote on behalf of their clients if no voting instructions are provided.

Under the rules of the New York Stock Exchange, when a proposal is not a routine matter and your bank, broker or other nominee has not received your voting instructions with respect to that proposal, your bank, broker or other nominee cannot vote your Colonial shares on that proposal. This is called a “broker non-vote.” The merger proposal, director election proposal and adjournment proposal are not routine matters and, if your bank, broker or other nominee has not received your voting instructions with respect to these proposals, your bank, broker or other nominee cannot vote your shares on these proposals.

Q:	How are abstentions and broker non-votes counted?

A:	Abstentions and broker non-votes will not be included in the number of votes cast or the vote totals for the election of directors in the director election proposal, the auditor proposal or the adjournment proposal. Abstentions and broker non-votes will not affect the outcome of the vote for the director election proposal, the auditor proposal or the adjournment proposal; however, because the approval of the merger proposal requires the affirmative vote of at least a majority of Colonial common stock outstanding on the record date, abstentions and broker non-votes will have the same effect as votes against the merger proposal.

Q:	Who pays for the solicitation of proxies?

A:	This solicitation is made on behalf of the board of directors of Colonial, and Colonial will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees and fiduciaries for their expenses incurred in forwarding these proxy materials to Colonial shareholders. Proxies may be solicited, without extra compensation, by Colonial’s directors, officers and employees in person or by mail, telephone or other electronic means. Colonial has also engaged Regan & Associates, Inc., a proxy soliciting firm, to assist in the solicitation of proxies for a fee of approximately $5,000.

Q:	Who can I call with questions about the Colonial annual meeting or the merger?

A:	You may contact Kenneth E. Smith, Executive Vice President, Chief Financial Officer and Secretary of Colonial, by calling (804) 695-9300 or by writing to Colonial Virginia Bank, P.O. Box 2120, Gloucester, Virginia 23061, Attn: Corporate Secretary.

If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your bank, broker or other nominee for additional information.

SUMMARY

This summary highlights the material information about the merger, the merger agreement and the Colonial annual meeting included in this proxy statement/prospectus. You should read carefully this proxy statement/prospectus in its entirety because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to this proxy statement/prospectus. Each item in this summary includes a page reference directing you to a more complete description of that item.

The Parties

Colonial (page 137)

Colonial is a community bank incorporated in Virginia on December 17, 2002. Colonial offers a broad selection of commercial and retail banking products, including commercial and residential real estate loans and various consumer loans, primarily to small- to medium-sized businesses and consumers in Gloucester County, Virginia and its adjacent cities and counties.

As of December 31, 2013, Colonial reported total assets of $114.9 million, net loans of $71.4 million, deposits of $99.5 million and shareholders’ equity of $12.1 million, and employed 28 individuals.

Colonial’s principal offices are located at 6720 Sutton Road, Gloucester, Virginia 23061, and its telephone number is (804) 695-9300.

Xenith Bankshares and Xenith Bank (page 90)

Xenith Bankshares is a Virginia corporation that is the bank holding company for Xenith Bank, which is a Virginia banking corporation organized and chartered pursuant to the laws of the Commonwealth of Virginia and a member of the Board of Governors of the Federal Reserve. Xenith Bank is a full-service, locally-managed commercial bank specifically targeting the banking needs of middle market and small businesses, local real estate developers and investors, private banking clients and select retail banking clients. Xenith Bank serves customers primarily in the Greater Washington, DC, Richmond, Virginia and the Greater Hampton Roads, Virginia metropolitan statistical areas, conducting its principal banking activities through its six branches, with one branch located in Tysons Corner, Virginia, two branches located in Richmond, Virginia and three branches located in Suffolk, Virginia.

As of December 31, 2013, Xenith Bankshares reported total assets of $679.9 million, net loans of $536.5 million, deposits of $569.2 million and shareholders’ equity of $87.7 million, and employed 102 individuals.

Xenith Bankshares’ principal offices are located at One James Center, 901 E. Cary Street, Suite 1700, Richmond, Virginia 23219, and its telephone number is (804) 433-2200.

The Merger (page 47)

The terms and conditions of the merger are contained in the agreement of merger and the related plan of merger, which are attached to this proxy statement/prospectus as Appendix A and Appendix B, respectively, and are incorporated in this proxy statement/prospectus by reference. You should read the agreement of merger and the related plan of merger carefully and in their entirety, as they are the legal documents that govern the merger.

Under the terms of the merger agreement, Colonial will merge with and into Xenith Bank with Xenith Bank as the surviving bank in the merger.

Colonial’s Reasons for the Merger (page 48)

The board of directors of Colonial is recommending the merger after careful consideration of a number of factors, including:

•	Colonial’s business, operations, financial condition and earnings on an historical and a prospective basis, including, without limitation, the difficulty in remaining independent in the eastern Virginia market and continuing to enhance shareholder value in the face of limited earnings capacity;

•	the current and prospective economic conditions in Colonial’s market area, including continued economic uncertainty, stagnant homebuilding and job creation and the potential impact of budget cuts by the U.S. Department of Defense to the economy in Colonial’s market area;

•	the competitive environment facing community banking institutions generally, and Colonial in particular, including increased competition from non-banks, the continued rapid consolidation in the industry, and the competitive effects of the increased consolidation on community banking institutions such as Colonial, particularly in the eastern Virginia market;

•	costs associated with technology and regulation, including the increasing burden of regulatory compliance and staffing expectations;

•	the condition of the capital markets for community banking companies, and the inability of Colonial to raise additional capital or grow its balance sheet to adequately enhance shareholder value;

•	the review by the board of directors of Colonial, based on, among other things, the presentation of its financial advisor, Sandler O’Neill & Partners, L.P., referred to as Sandler O’Neill, of the financial condition and earnings of Xenith Bankshares and of the combined company on a pro forma basis;

•	its belief that Xenith Bankshares would be an attractive choice as a long-term partner, because, among other things, its market area allows for geographic diversification of risk in the combined company’s loan portfolio and the ability of the combined company to leverage increasing technology and compliance costs across a broader customer base;

•	and the ability of Colonial shareholders receiving shares of Xenith Bankshares common stock in the merger to participate in the potential growth of their investment following the merger;

•	the financial analyses and other information presented by Sandler O’Neill to the board of directors of Colonial with respect to the merger and the opinion delivered to the board by Sandler O’Neill to the effect that, as of the date of that opinion, the merger consideration was fair to the holders of Colonial common stock from a financial point of view;

•	the other alternative strategic options potentially available to Colonial, including remaining independent;

•	the previous experience of Xenith Bankshares’ management in completing acquisition transactions;

•	the terms of the merger agreement;

•	the ability of the board of directors of Colonial to terminate the merger agreement, subject to certain conditions, to accept a superior proposal from a third party;

•	the ability of the board of directors of Colonial to terminate the merger agreement under limited circumstances in the event that the price of Xenith Bankshares common stock declines and Xenith Bankshares common stock underperforms in relation to a group of agreed upon peer banks;

•	the general impact that the merger could be expected to have on the constituencies served by Colonial, including its customers, employees and communities;

•	the expectation that the merger would constitute a reorganization under Section 368(a) of the Internal Revenue Code;

•	the results of the due diligence investigation of Xenith Bankshares conducted by Colonial’s management and advisors; and

•	the assessment by the board of directors of Colonial concerning the likelihood that all required regulatory approvals would be obtained promptly.

What Colonial Shareholders Will Receive in the Merger (page 66)

The merger agreement provides that at the effective time of the merger each outstanding share of Colonial common stock will be converted into the right to receive 2.65 shares of Xenith Bankshares common stock. Xenith Bankshares will not issue any fractional shares of Xenith Bankshares common stock in the merger. Colonial shareholders will receive cash for any fractional shares of Xenith Bankshares common stock owed to them in an amount, without interest, based on the closing price of Xenith Bankshares common stock on the trading day immediately prior to the closing of the merger. In this proxy statement/prospectus, the shares of Xenith Bankshares common stock to be received in the merger by Colonial shareholders are referred to as the merger consideration.

Because the exchange ratio is fixed, the number of shares that Colonial shareholders receive in the merger will not change, except in certain limited situations where Xenith Bankshares may elect to increase the exchange ratio in lieu of Colonial terminating the merger agreement. See “Proposal No.1 — Merger Proposal—The Merger—Termination of the Merger Agreement” beginning on page 76. The value of those shares, however, may change based on the trading price of Xenith Bankshares common stock. Based on the closing price of Xenith Bankshares common stock on March 20, 2014, the last trading day before the public announcement of the signing of the merger agreement, the value of the per share merger consideration payable to holders of Colonial common stock was $15.77. Based on the closing price of Xenith Bankshares common stock on April 29, 2014, the last practicable date before the date of this proxy statement/prospectus, the value of the per share merger consideration payable to holders of Colonial common stock was $16.01. Colonial shareholders should obtain current sale prices for Xenith Bankshares common stock.

Description of Xenith Bankshares Common Stock

(page 160)

Xenith Bankshares’ authorized capital stock consists of 100 million shares of common stock, par value $1.00 per share, and 25 million shares of preferred stock, par value $1.00 per share, of which 8,381 shares are designated as Senior Non-Cumulative Perpetual Preferred Stock, Series A, referred to as the SBLF preferred stock. As of April 24, 2014, there were 10,416,562 shares of Xenith Bankshares common stock outstanding and 8,381 shares of SBLF preferred stock outstanding. Holders of Xenith Bankshares common stock have the rights, preferences and privileges described under “Description of Xenith Bankshares Capital Stock—Common Stock.”

Dissenters’ or Appraisal Rights (page 65)

Shareholders will not have dissenters’ or appraisal rights in connection with the merger.

Treatment of Colonial Stock Options (page 68)

Xenith Bankshares will assume Colonial’s 2004 Equity Compensation Plan. Outstanding and unexercised options, whether or not vested, to purchase shares of Colonial common stock will remain outstanding as options to purchase shares of Xenith Bankshares common stock in an amount equal to the product of the number of shares of Colonial common stock subject to the outstanding Colonial option and 2.65, rounded down to the nearest whole share, and the exercise price per share will be equal to the exercise price per share of such outstanding Colonial option divided by 2.65, rounded up to the nearest cent.

Interests of Directors and Executive Officers in the Merger (page 79)

Colonial’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Colonial shareholders generally. These interests include, among others, cash payments upon a change of control and executive arrangements with two of Colonial’s current executive officers, accelerated vesting under Colonial’s Executive Retirement Plan and indemnification and directors and officers liability insurance coverage for Colonial’s directors and officers. The board of directors of Colonial was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation on the merger proposal.

Colonial Board Recommendations (page 44)

The board of directors of Colonial unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of the Colonial and its shareholders and unanimously approved and adopted the merger agreement and the transactions contemplated by the merger agreement. The board of directors of Colonial unanimously recommends that shareholders vote “FOR” the merger proposal, “FOR” each of the nominees for director, “FOR” the auditor proposal and “FOR” the adjournment proposal.

Opinion of Colonial’s Financial Advisor (page 50)

On March 20, 2014, Sandler O’Neill rendered an oral opinion to the board of directors of Colonial, which was subsequently confirmed in a written opinion dated March 21, 2014, that, as of such date and subject to and based on the qualifications and assumptions set forth in its written opinion, the aggregate merger consideration to be paid by Xenith Bankshares pursuant to the merger agreement was fair to Colonial from a financial point of view.

The full text of Sandler O’Neill’s opinion is attached as Appendix C to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of, among other things, the assumptions made, procedures followed, matters considered and any limitations on the review undertaken by Sandler O’Neill in rendering its opinion.

Sandler O’Neill’s opinion is addressed to the board of directors of Colonial and the opinion is not a recommendation as to how any Colonial shareholder should vote with respect to the merger proposal.

Sandler O’Neill’s opinion addresses only the fairness of the aggregate merger consideration as of such date to be paid by Xenith Bankshares from a financial point of view and does not address the merits of the underlying decision by Colonial to enter into the merger agreement, the merits of the merger as compared to other alternatives potentially available to Colonial or the relative effects of any alternative transaction in which Colonial might engage. Sandler O’Neill will receive a fee for its services, a portion of which has been paid upon rendering the opinion, and a final portion of which will be payable upon completion of the merger.

Accounting Treatment (page 61)

The merger will be accounted for using the acquisition method of accounting. The amount by which the purchase price paid by Xenith Bankshares exceeds the fair value of the net tangible and identifiable intangible assets acquired by Xenith Bankshares through the merger, if any, will be recorded as goodwill. Financial statements of Xenith Bankshares issued after the effective time will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Colonial. A comparison of the most recent annual financial statements of Xenith Bankshares and Colonial indicates that Xenith Bankshares’ investment in Colonial will represent less than 17% of Xenith Bankshares’ assets.

Material United States Federal Income Tax Consequences of the Merger (page 62)

For United States federal income tax purposes, Colonial and Xenith Bankshares intend that the merger be treated as a tax-free reorganization and that no gain or loss will be recognized in connection with the merger by Colonial, Xenith Bankshares or their shareholders (other than shareholders of Colonial who receive cash in lieu of a fractional share of Xenith Bankshares common stock, as discussed below under the section entitled “Proposal No. 1 — Merger Proposal—The Merger—Material United States Federal Income Tax Consequences—Cash Received in Lieu of a Fractional Share” beginning on page 64).

This discussion of material United States federal income tax consequences is not a complete analysis or description of all potential federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax, alternative minimum tax, net investment income tax or any foreign, state or local tax consequences of the merger. Accordingly, you should consult your own tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences of the merger to you, including any consequences to you under the alternative minimum tax or the net investment income tax.

Regulatory Approvals (page 62)

The merger requires regulatory approval from state and federal banking regulators. On March 28, 2014, Xenith Bank filed an application for approval of the merger with the Board of Governors and the Virginia Bureau. On April 30, 2014, the Board of Governors approved the application filed by Xenith Bank in connection with the merger. Xenith Bankshares anticipates receiving approval of the application filed by Xenith Bank from the Virginia Bureau by June 15, 2014, although there can be no assurance this will occur when expected, if at all.

Third-Party Consents (page 62)

Xenith Bankshares’ obligation to complete the merger is subject to the receipt by Colonial of certain third-party written consents and agreement by such third parties to modify their current agreements with Colonial. These consents and modifications relate primarily to data processing agreements. Colonial is in the process of obtaining these written consents and modifications, believes that it has an agreement in principal to do so and does not expect any difficulty in obtaining them in a timely manner.

Conditions to the Completion of the Merger (page 69)

The obligations of Colonial, Xenith Bank and Xenith Bankshares to complete the merger depend on a number of conditions being met. These conditions include, without limitation:

•	approval of the merger proposal by Colonial shareholders;

•	completion of any required filings with, and receipt of all required actions or approvals by, any governmental body, agency, official or authority to permit the completion of the merger;

•	delivery of the opinions of Xenith Bankshares’ and Colonial’s counsel that the merger will qualify as a reorganization for United States federal tax purposes;

•	absence of any law, judgment, injunction or decree prohibiting the completion of the merger;

•	expiration or termination of any applicable waiting period under Section 18(c) of the Federal Deposit Insurance Act, referred to as FDIA;

•	the SEC having declared effective the registration statement for the shares of Xenith Bankshares common stock being issued in the merger and the absence of any SEC stop order suspending such effectiveness or any proceedings for such purpose pending or threatened by the SEC; and

•	approval for the listing on the NASDAQ Capital Market of the shares of Xenith Bankshares common stock to be issued in the merger, if required.

Where the law permits, Colonial or Xenith Bankshares could choose to waive a condition to its obligation to complete the merger, although that condition has not been satisfied. The companies cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Timing of the Merger (page 69)

The companies intend to complete the merger as soon as possible after shareholder approval is received, all other regulatory approvals have been obtained and other conditions to the closing have been satisfied or waived. It is anticipated that the merger will be completed by June 30, 2014. However, completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, the merger will be completed.

No Solicitation of Other Offers (page 74)

Colonial has agreed that neither Colonial nor any of its officers, directors, employees, investment bankers, attorneys, accountants, consultants, advisors and other representatives will, directly or indirectly, (1) solicit, initiate, induce or take any action to facilitate or encourage any inquiries or the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined under “Proposal No. 1 — Merger Proposal—The Merger Agreement—Conduct of Business Pending the Merger—No Solicitation by Colonial”), (2) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information relating to Colonial or afford access to the business, properties, assets, books or records of Colonial to, any third party relating to an Acquisition Proposal, (3) grant any waiver or approval under Virginia’s Affiliated Transactions Statute or Control Share Acquisitions Statute (described under “Description of Xenith Bankshares Capital Stock—Antitakeover Provisions of Xenith Bankshares’ Articles of Incorporation, Xenith Bankshares’ Bylaws and Virginia Law—Virginia Antitakeover Statutes”) with respect to any third party, (4) execute or enter into, or propose to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, share exchange agreement, merger agreement or similar document or any contract, agreement, arrangement or understanding (whether binding or not) with respect to any Acquisition Proposal or transaction contemplated thereby, or, (5) in the case of the board of directors of Colonial (or any committee thereof), fail to make, withhold, withdraw, qualify or modify in a manner adverse to Xenith Bankshares, its recommendation to its shareholders.

The merger agreement does, however, permit the board of directors of Colonial to take the above-described actions in connection with a bona fide Acquisition Proposal that it determines in good faith, after consultation with its financial advisors, constitutes or will reasonably lead to a Superior Proposal (as defined under “Proposal No. 1 — Merger Proposal—The Merger Agreement—Conduct of Business Pending the Merger—No Solicitation by Colonial”).

Termination of the Merger Agreement (page 76)

The merger agreement may be terminated at any time before the effective time of the merger in any of the following ways:

(a) by mutual written consent of Colonial and Xenith Bankshares;

(b) by either Colonial or Xenith Bankshares if:

•	the merger has not been consummated on or before October 31, 2014, provided that neither Colonial nor Xenith Bankshares can terminate the merger agreement for this reason if the party seeking to terminate has breached any obligation under the merger agreement and such breach has resulted in the failure of the merger to occur on or before that date;

•	there is a permanent legal prohibition to completing the merger;

•	Colonial shareholders fail to give the necessary approval at a duly-held shareholders’ meeting; or

•	there has been a breach by the other party of any representation or warranty or failure to perform any covenant or agreement that would result in the failure of that party to satisfy a condition to the closing and such condition is incapable of being satisfied by October 31, 2014.

(c)	by Xenith Bankshares if:

•	the board of directors of Colonial will have made or withheld, withdrew, qualified or modified (or publicly proposed or resolved to withhold, withdraw, qualify or modify), in a manner adverse to Xenith Bankshares, its recommendation with respect to the merger proposal and recommend such superior proposal to the shareholders of Colonial discussed under “Proposal No. 1 — Merger Proposal—The Merger Agreement—Conduct of Business Pending the Merger—No Solicitation by Colonial”;

•	it determines, in good faith after consulting with counsel, there is substantial likelihood that any necessary regulatory approval will not be obtained or will be obtained only upon a condition or conditions that make it inadvisable to proceed with the transactions contemplated by the merger agreement; or

•	Colonial willfully and materially breaches (1) its covenants to (A) call a shareholder meeting and submit the merger proposal to its shareholders or (B) recommend approval of the merger proposal by Colonial shareholders (subject to certain exceptions discussed under “Proposal No. 1 — Merger Proposal—The Merger Agreement—Conduct of Business Pending the Merger—The Colonial Board’s Covenant to Recommend”) or (2) its covenant not to solicit an alternative transaction (as discussed under “Proposal No. 1 — Merger Proposal—The Merger Agreement—Conduct of Business Pending the Merger—No Solicitation by Colonial”).

(d) by Colonial if:

•	the board of directors of Colonial has authorized Colonial to enter into a definitive written agreement with respect to a superior proposal; provided that to terminate on this basis, Colonial must pay a termination fee (as discussed under —“Termination Fees”); or

•	the price of Xenith Bankshares common stock declines and Xenith Bankshares common stock underperforms in relation to a group of agreed upon peer banks.

If the merger agreement is validly terminated, the agreement will become void and of no effect without any liability on the part of any party unless the party is in willful breach of the merger agreement. However, the provisions of the merger agreement relating to confidentiality, termination fees and expenses, survival of representations and warranties, governing law, jurisdiction and waiver of jury trial, will continue in effect notwithstanding termination of the merger agreement.

Termination Fees (page 77)

If the merger agreement is terminated under certain circumstances, Xenith Bankshares may be entitled to receive a fee of $350,000 from Colonial.

Voting Agreement (page 78)

As an inducement to Xenith Bankshares to enter into the merger agreement, each of the directors of Colonial entered into a voting agreement with Xenith Bankshares. As of the record date for the annual meeting, these shareholders were entitled to vote at the annual meeting approximately 13% of the outstanding shares of Colonial common stock entitled to vote at the annual meeting of shareholders.

Pursuant to the voting agreement, these Colonial shareholders have agreed to, among other things, vote all of the shares of Colonial common stock owned or subsequently acquired by them to approve the merger proposal. These Colonial shareholders have also agreed that they will not vote in favor of the approval of any Acquisition Proposal (as defined under “Proposal No. 1 — Merger Proposal—The Merger Agreement—Conduct of Business Pending the Merger—No Solicitation by Colonial”), except in certain very limited circumstances.

The Colonial Annual Meeting (page 44)

The Colonial annual meeting of shareholders will be held at 6:30 p.m., Eastern time, on June 12, 2014, at Abingdon Ruritan Club, 8784 Guinea Road, Hayes, Virginia. At the Colonial annual meeting, Colonial shareholders will be asked to vote to approve the merger proposal, each nominee for director, the auditor proposal and the adjournment proposal.

Record Date and Voting Rights (page 44)

The board of directors of Colonial has fixed the close of business on April 24, 2014 as the record date for determining the shareholders entitled to notice of and to vote at the Colonial annual meeting of shareholders or any postponement or adjournment thereof. Accordingly, Colonial shareholders are only entitled to notice of and to vote at the Colonial annual meeting if they were a record holder of Colonial common stock at the close of business on the record date. On the record date, there were 610,175 shares of Colonial common stock outstanding, held by the approximately 746 holders of record.

To have a quorum that permits Colonial to conduct business at the Colonial annual meeting, it needs the presence, whether in person or by proxy, of the holders of Colonial common stock representing a majority of the shares outstanding on the record date and entitled to vote. A Colonial shareholder is entitled to one vote for each outstanding share of Colonial common stock held as of the close of business on the record date.

Holders of shares of Colonial common stock present in person at the Colonial annual meeting but not voting, and shares of Colonial common stock for which Colonial has received proxies indicating that its holders have abstained, will be counted as present at the Colonial annual meeting for purposes of determining whether there is a quorum for transacting business. Shares held in “street name” that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal. Broker shares that are voted on any matter at the Colonial annual meeting will be counted as present at the Colonial annual meeting for purposes of determining whether there is a quorum for transacting business.

Stock Ownership of Colonial Directors and Executive Officers (page 45)

As of the record date, directors and executive officers of Colonial and their affiliates beneficially owned 114,162 shares of Colonial common stock and were entitled to vote 80,155 of those shares at the Colonial annual meeting, representing approximately 13% of the aggregate voting power of Colonial shares entitled to vote at the Colonial annual meeting.

Votes Required (page 45)

The approval of the merger proposal requires the affirmative vote of a majority of the shares of Colonial common stock outstanding on the record date and entitled to vote. Abstentions and broker non-votes will not count as votes cast. Because, however, approval of the merger proposal requires the affirmative vote of at least a majority of the shares of Colonial common stock outstanding on the record date, abstentions and broker non-votes will have the same effect as votes against the merger proposal. In addition, failure to vote your shares by proxy or in person will have the same effect as a vote against the merger proposal.

The approval of nominees for director under the director election proposal requires a plurality of the votes cast at the Colonial annual meeting to be elected directors. Therefore, votes withheld and broker non-votes will have no effect on the outcome of the election of directors.

The approval of the auditor proposal requires that the votes cast for the proposal exceed the votes cast against the proposal. Abstentions and broker non-votes will not count as votes cast on the auditor proposal and will have no effect for purposes of determining whether the auditor proposal has been approved.

The approval of the adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present. Abstentions and broker non-votes will not count as votes cast on the adjournment proposal and will have no effect for purposes of determining whether the adjournment proposal has been approved.

Amendment and Waiver (page 77)

Any provision of the merger agreement may be amended or waived before the effective time of the merger if the amendment or waiver is in writing and signed, in the case of an amendment, by each of Colonial, Xenith Bank and Xenith Bankshares or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after approval of the merger proposal by Colonial shareholders and without their further approval, no amendment or waiver can reduce the amount or change the kind of consideration to be received in connection with the merger.

Comparative Rights of Shareholders (page 167)

As a result of the merger, Colonial shareholders will become shareholders of Xenith Bankshares, if Colonial shareholders approve the merger proposal. Accordingly, the rights of all Colonial shareholders after the merger will continue to be governed by Virginia law and will also be governed by Xenith Bankshares’ amended and restated articles of incorporation, referred to as the Xenith Bankshares’ articles of incorporation, and its amended and restated bylaws, referred to as the Xenith Bankshares’ bylaws, which are different from Colonial’s existing restated articles of incorporation, referred to as Colonial’s articles of incorporation, and its bylaws, referred to as Colonial’s bylaws.

Risk Factors (page 16)

Before voting at the Colonial annual meeting, you should carefully consider all of the information contained in this proxy statement/prospectus, including the risk factors set forth in the section entitled “Risk Factors” beginning on page 16.

UNAUDITED COMPARATIVE PER COMMON SHARE DATA

The following table shows per common share data regarding basic and diluted net income and book value and cash dividends per share for (1) Xenith Bankshares and Colonial on a historical basis, (2) Xenith Bankshares and Colonial on a pro forma combined basis and (3) Colonial on a pro forma equivalent basis. The pro forma basic and diluted net income per share information was computed as if the merger had been completed on January 1, 2013. The pro forma book value per share information was computed as if the merger had been completed on December 31, 2013.

The following pro forma information has been derived from and should be read in conjunction with Xenith Bankshares’ and Colonial’s consolidated financial statements for the year ended December 31, 2013, included elsewhere in this proxy statement/prospectus. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the net income per share, book value per share, operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future net income per share, book value per share, operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs (except merger costs that are reflected in the unaudited pro forma combined condensed consolidated balance sheet included elsewhere in this proxy statement/prospectus), or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the section entitled “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” beginning on page 37 and the other financial information contained elsewhere in this proxy statement/prospectus.

As of and For the Year Ended December 31, 2013
Xenith Bankshares Historical
Net income per common share (basic and diluted)	$0.18
Book value per common share (basic)	7.56
Book value per common share (diluted)	7.52
Cash dividends declared per share	—

Colonial Historical
Net income per common share (basic and diluted)	$0.89
Book value per common share (basic and diluted)	19.88
Cash dividends declared per share	—

Pro Forma Combined Xenith Bankshares and Colonial
Net income per common share (basic and diluted)	$0.20
Book value per common share (basic)	7.33
Book value per common share (diluted)	7.30
Cash dividends declared per share	—

Pro Forma Colonial Equivalent(1)
Net income per common share (basic and diluted)	$0.53
Book value per common share (basic)	19.42
Book value per common share (diluted)	19.35
Cash dividends declared per share	—

(1)	The pro forma Colonial equivalent represents the pro forma combined amount multiplied by the exchange ratio of 2.65.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The table below sets forth, for the calendar quarters indicated, the high and low prices per share of Xenith Bankshares common stock, which trades on the NASDAQ Capital Market under the symbol “XBKS,” and of Colonial common stock, which trades on the OTC Markets marketplace under the symbol “CNVB.” Neither Xenith Bankshares nor Colonial paid dividends in the calendar quarters indicated.

	Xenith Bankshares Common Stock		Colonial Common Stock
	High	Low	High	Low
2012

First quarter	$4.40	$3.49	$8.75	$7.31
Second quarter	$4.50	$3.51	$12.00	$8.10
Third quarter	$4.82	$3.86	$12.00	$6.75
Fourth quarter	$5.91	$4.17	$10.00	$5.85

2013

First quarter	$6.15	$4.54	$8.00	$7.00
Second quarter	$5.92	$4.75	$9.00	$7.91
Third quarter	$6.40	$5.15	$8.95	$8.50
Fourth quarter	$6.12	$5.50	$8.90	$8.30

2014

First quarter	$6.10	$5.61	$15.05	$8.25
Second quarter (through April 29, 2014)	$6.12	$5.90	$15.75	$14.82

Xenith Bankshares has not paid any dividends on its common stock since its inception, and it presently does not intend to pay any dividends on its common stock in the foreseeable future. Xenith Bankshares intends to retain future earnings and cash available for the payment of dividends to support its business strategies. See “Risk Factors—Risks Related to the Merger—Xenith Bankshares does not intend to pay dividends on its common stock in the foreseeable future, and it may never pay, or legally be able to pay, dividends.” Xenith Bankshares is limited in the amount of dividends that it may pay to its shareholders pursuant to state and federal laws and regulations. See “Information About Xenith Bankshares—Description of Xenith Bankshares’ Business—Supervision and Regulation—Payment of Cash Dividends.” The terms of the SBLF preferred stock also impose limits on its ability to pay dividends.

Colonial has not paid any dividends on its common stock. Colonial intends to retain all of its earnings to finance its operations and does not anticipate paying cash dividends for the foreseeable future. Colonial is subject to laws and regulations that limit the amount of dividends that it can pay.

The following table sets forth the closing sale prices per share of Xenith Bankshares common stock and Colonial common stock and the equivalent market value per share of Colonial common stock on March 20, 2014, the last trading day before the public announcement of the signing of the merger agreement, and on April 29, 2014, the latest practicable date before the date of this proxy statement/prospectus. The equivalent price per share was computed by multiplying the price of a share of Xenith Bankshares common stock by the exchange ratio of 2.65.

	Xenith Bankshares Common Stock	Colonial Common Stock	Equivalent Price per Colonial Share
March 20, 2014	$5.95	$12.00	$15.77
April 29, 2014	$6.04	$15.75	$16.01

The actual market prices for Xenith Bankshares common stock and Colonial common stock may change. Because the exchange ratio is fixed, the number of shares that Colonial shareholders receive in the merger will not change, except in certain limited situations where Xenith Bankshares may elect to increase the exchange ratio in lieu of Colonial terminating the merger agreement. See “Proposal No.1 — Merger Proposal—The Merger—Termination of the Merger Agreement” beginning on page 76. The value of those shares, however, may change based on the trading price of Xenith Bankshares common stock. Colonial shareholders should obtain current sale prices for Xenith Bankshares common stock. After the completion of the merger, there will no further trading in or a public market for Colonial common stock.

RISK FACTORS

The merger, including the issuance of Xenith Bankshares common stock and the other transactions contemplated by the merger agreement, involves significant risks. In addition to the other information contained in this proxy statement/prospectus, including the matters addressed under the caption entitled “Cautionary Statement Regarding Forward-Looking Statements,” Colonial shareholders should carefully read and consider the following factors in deciding whether to vote for the merger proposal.

Risks Related to the Merger

Because the market price of Xenith Bankshares common stock may fluctuate, you cannot be sure of the value of the merger consideration that you may receive.

Upon completion of the merger, each share of Colonial common stock will be converted into the right to receive the merger consideration consisting of 2.65 shares of Xenith Bankshares common stock, for each share of Colonial common stock. Because Xenith Bankshares is issuing a fixed number of its shares as the merger consideration, any change in the price of Xenith Bankshares common stock prior to completion of the merger will affect the value of any shares of Xenith Bankshares common stock you receive upon completion of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in the companies’ respective businesses, operations and prospects and regulatory considerations. Many of these factors are beyond the companies’ control. Accordingly, at the time of the Colonial annual meeting, you will not be able to determine the value of the Xenith Bankshares common stock you will receive upon completion of the merger.

Colonial may terminate the merger agreement if Xenith Bankshares common stock falls below certain thresholds.

Colonial may terminate the merger agreement during the three trading-day period beginning on the seventh calendar day prior to the effective date of the merger if both (1) the trailing 10-day average closing stock price of Xenith Bankshares as reported on the NASDAQ Capital Market at the beginning of such period is less than $4.76 and (2) Xenith Bankshares’ stock price has underperformed the median of the last reported sales prices per share of common stock, reported on NASDAQ for an index group of 10 banks by more than 15% since March 20, 2014. The banks in the index group are Community Bankers Trust Corporation, Peoples Bancorp of North Carolina, Inc., Community Financial Corporation, Monarch Financial Holdings, Inc., Old Point Financial Corporation, First South Bancorp, Inc., Fauquier Bankshares, Inc., First Capital Bancorp, Inc., New Century Bancorp, Inc. and Bay Bancorp, Inc. This termination right is subject to Xenith Bankshares’ right to increase the exchange ratio by the smallest amount necessary to cause either of the two conditions not to exist. See “Proposal No. 1 — Merger Proposal—The Merger Agreement—Termination of the Merger Agreement.”

The board of directors of Colonial has made no decision as to whether it would terminate the merger agreement under the circumstances described above. The board of directors of Xenith Bankshares has made no decision as to whether it would increase the exchange ratio under the circumstances described above. As a result, there can be no assurance that (1) Colonial will proceed with the merger in the circumstances where (a) the trailing 10-day average closing stock price of Xenith Bankshares at the beginning of such period is less than $4.76 and (b) Xenith Bankshares’ stock price has underperformed the median of the last reported sales prices per share of common stock, reported on NASDAQ for the group of 10 banks listed above by more 15% since March 20, 2014 or (2) the merger otherwise will be completed. If Xenith Bankshares were to increase the exchange ratio, Colonial would be required to seek shareholder approval of the new exchange ratio. If Colonial resolicitated its shareholders, the merger may still not be completed because another closing condition might not be satisfied or waived. It is also possible that a decision to resolicit Colonial shareholders would result in significant delay to the completion of the merger and could cause the merger not to be completed by October 31, 2014, at which time either Xenith Bankshares or Colonial would have the right to terminate the merger agreement except to the extent the failure to complete the merger by such date was due to the failure of the company seeking to terminate the merger agreement to perform its covenants and agreements in the merger agreement.

The market price of the shares of Xenith Bankshares common stock may be affected by factors different from those affecting the shares of Colonial common stock.

Upon completion of the merger, holders of Colonial common stock will become holders of Xenith Bankshares common stock. Some of Xenith Bankshares’ current businesses and markets differ from those of Colonial and, accordingly, the results of operations of Xenith Bankshares after the merger may be affected by factors different from those currently affecting the results of operations of Colonial.

Each of Colonial’s directors, who are entitled to vote approximately 13% of Colonial common stock outstanding at the Colonial annual meeting, has agreed to vote his shares of Colonial common stock for approval of the merger proposal.

Colonial’s articles of incorporation provide that the merger proposal must be approved by the affirmative vote of the holders of a majority of Colonial’s outstanding common stock. As an inducement to Xenith Bankshares to enter into the merger agreement, each of Colonial’s directors entered into a voting agreement with Xenith Bankshares. Pursuant to the voting agreement, these existing Colonial shareholders have agreed, subject to certain very limited exceptions, to vote all their shares of Colonial common stock owned or subsequently acquired by them to approve the merger proposal. As of the record date for the Colonial annual meeting, these shareholders were entitled to vote approximately 13% of the outstanding shares of Colonial common stock entitled to vote at the Colonial annual meeting. The existence of this voting agreement makes it more difficult for Colonial shareholders who do not vote for the merger proposal to prevent the approval of the merger proposal.

The companies may fail to realize the cost savings the companies estimate for the merger.

The success of the merger will depend, in part, on the companies’ ability to realize the estimated cost savings from combining the businesses of Xenith Bankshares and Colonial. Xenith Bankshares’ management originally estimated that cost savings equal to approximately $1.5 million would be realized from the merger. The companies believe that a portion of these cost savings will begin to be realized in the fourth quarter of 2014 and that the cost savings should be fully realized in 2015. While the companies believe, as of the date of this proxy statement/prospectus, that these cost savings estimates are achievable, it is possible that the potential cost savings could turn out to be more difficult to achieve than the companies anticipated. The companies’ cost savings estimates also depend on their ability to combine the businesses of Xenith Bankshares and Colonial in a manner that permits those cost savings to be realized. If the companies’ estimates turn out to be incorrect or the companies are not able to combine successfully the two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

Combining the two banks may be more difficult, costly or time-consuming than expected, or could result in the loss of customers.

The companies have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect Xenith Bankshares’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts will also divert management attention and resources. These integration matters could have an adverse effect on each company during the pre-merger transition period and on the combined company, for an undetermined period after the completion of the merger. As with any merger involving banking institutions, there also may be disruptions that cause Xenith Bank to lose customers or cause customers to withdraw their deposits. There can be no assurance that customers will readily accept changes to their banking arrangements after the completion of the merger.

The executive officers and certain directors of Colonial have financial interests in the merger that are different from, or in addition to, the interests of the shareholders of Colonial.

Executive officers of Colonial negotiated the terms of the merger agreement, and the board of directors of Colonial unanimously approved the merger agreement and the transactions contemplated thereby. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that the executive officers and certain directors of Colonial are expected to receive certain benefits in connection with the merger, including entry into a separation and consulting agreement, an offer of employment with Xenith Bank and excess parachute payment agreements. See “Proposal No. 1 — Merger Proposal—Interests of Certain Persons in the Merger” for more information.

Although the members of the board of directors of Colonial were aware of these additional interests and considered them when they approved the merger agreement and the transactions contemplated thereby, Colonial shareholders should understand that the executive officers and certain directors of Colonial will receive benefits or other payments in connection with the merger that other Colonial shareholders will not receive.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement may be completed, various approvals or waivers must be obtained from bank regulatory authorities, including the Board of Governors and the Virginia Bureau. On April 30, 2014, the Board of Governors approved the application filed by Xenith Bank in connection with the merger; however, it has not yet received approval from the Virginia Bureau, which may impose conditions on the granting of such approvals or waivers. Such conditions or changes and the process of obtaining regulatory approvals or waivers could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Xenith Bankshares following the merger. The regulatory approvals or waivers may not be received at all, may not be received in a timely fashion or may contain conditions on the completion of the merger that are burdensome, not anticipated or cannot be met. If the completion of the merger is delayed, including by a delay in receipt of necessary governmental approvals or waivers, the business, financial condition and results of operations of each company may also be materially adversely affected.

The merger is conditioned on obtaining consents and modifications from third parties that may not be received or that may impose conditions that could have an adverse effect on the combined company.

Before the merger may be completed, certain consents and agreements to modify current agreements must be obtained from third parties, primarily related to data processing agreements. These third parties may not permit the merger or may impose conditions on the completion of the merger or require changes to the terms of the merger. Although the companies believe that they have an agreement in principal with respect to such consents and modifications and currently expect that required consents will be received and that no such conditions or changes will be imposed, there can be no assurance in that regard. Any such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of the Xenith Bankshares following the merger, any of which might have a material adverse effect on the Xenith Bankshares following the merger.

Failure of the merger to be completed, the termination of the merger agreement or a significant delay in the completion of the merger could negatively impact Xenith Bankshares and Colonial.

The merger agreement is subject to a number of conditions that must be fulfilled in order to complete the merger. Those conditions include, among others: (1) approval of the merger agreement by Colonial shareholders, (2) absence of any law, judgment, injunction or decree prohibiting the completion of the merger, (3) expiration or termination of any applicable waiting period under Section 18(c) of FDIA, (4) effectiveness of the registration statement of which this proxy statement/prospectus is a part, (5) approval for the listing on the NASDAQ Capital Market of the shares of Xenith Bankshares common stock to be issued in the merger and (6) completion of any required filings with, and receipt of all required actions or approvals by, any governmental body, agency, official or authority to permit the completion of the merger.

These conditions to the completion of the merger may not be fulfilled and, accordingly, the merger may not be completed. In addition, if the merger is not completed by October 31, 2014, either Xenith Bankshares or Colonial may choose not to proceed with the merger, and the companies can mutually decide to terminate the merger agreement at any time before or after Colonial shareholders approve the merger proposal.

If the merger is not completed, the ongoing business, financial condition and results of operations of Colonial and Xenith Bankshares may be materially adversely affected and the market price of Xenith Bankshares’ and Colonial’s common stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be completed. If the completion of the merger is delayed, the business, financial condition and results of operations of each company may be materially adversely affected.

In addition, each of Colonial and Xenith Bankshares has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement. If the merger is not completed, the companies would have to recognize these expenses without realizing the expected benefits of the transaction. Any of the foregoing, or other risks arising in connection with the failure of or delay in completing the merger, including the diversion of management attention from pursuing other opportunities and the constraints in the merger agreement on the ability to make significant changes to each company’s ongoing business during the pendency of the merger, could have a material adverse effect on each company’s business, financial condition and results of operations.

Additionally, Xenith Bankshares’ or Colonial’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger, and the market price of Xenith Bankshares common stock or Colonial common stock might decline to the extent that the current market price reflects a market assumption that the merger will be completed. If the merger agreement is terminated and a company’s board of directors seeks another merger or business combination, such company’s shareholders cannot be certain that such company will be able to find a third party willing to engage in a transaction on more attractive terms than the merger.

Xenith Bankshares and Colonial will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers, suppliers and vendors may have an adverse effect on the business, financial condition and results of operations of Colonial and Xenith Bankshares. These uncertainties may impair Xenith Bankshares’ or Colonial’s ability to attract, retain and motivate key personnel, depositors and borrowers pending the completion of the merger, as such personnel, depositors and borrowers may experience uncertainty about their future roles following the completion of the merger. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with the companies to seek to change existing business relationships with the companies or fail to extend an existing relationship with the surviving company. In addition, competitors may target each company’s existing customers by highlighting potential uncertainties and integration difficulties that may result from the merger.

Xenith Bankshares and Colonial have a small number of key personnel. The pursuit of the merger and the preparation for the integration may place a burden on each company’s management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could have a material adverse effect on each company’s business, financial condition and results of operations.

In addition, the merger agreement restricts each company from taking certain actions without the other company’s consent while the merger is pending. These restrictions may, among other matters, prevent Colonial from pursuing otherwise attractive business opportunities, selling assets, incurring indebtedness, engaging in significant capital expenditures in excess of certain limits set forth in the merger agreement, entering into other transactions or making other changes to Colonial’s business prior to completion of the merger or termination of the merger agreement. These restrictions may prevent Xenith Bankshares from amending its organizational documents and from permitting Xenith Bank to amend its organizational documents if such amendment would have a material and adverse impact on the value of shares of Xenith Bankshares common stock. These restrictions could have a material adverse effect on each company’s business, financial condition and results of operations. Please see the section entitled “Proposal No. 1 — Merger Proposal—The Merger Agreement—Conduct of Business Pending the Merger—Interim Operations of Xenith Bankshares and Colonial” beginning on page 72 for a description of the restrictive covenants applicable to Colonial and Xenith Bankshares.

The merger agreement limits Colonial’s ability to pursue an alternative transaction and requires Colonial to pay a termination fee of $350,000 under certain circumstances relating to accepting a superior proposal.

The merger agreement includes a general prohibition on Colonial from soliciting or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition proposal or offers for competing transactions. Under the merger agreement, Colonial is also required to pay Xenith Bankshares a termination fee equal to $350,000 if it terminates the merger agreement to accept a superior proposal. These provisions may discourage a potential competing acquirer that might have an interest in acquiring Colonial from considering or proposing such an acquisition. For further information, please see the section entitled “Proposal No. 1 — Merger Proposal—The Merger Agreement—Conduct of Business Pending the Merger—No Solicitation by Colonial” beginning on page 74.

The fairness opinion of Colonial’s financial advisor has not been, and is not expected to be, updated to reflect changes in circumstances between the dates of the opinion and the Colonial annual meeting or the completion of the merger.

On March 20, 2014, Sandler O’Neill rendered an oral opinion to the board of directors of Colonial, which was subsequently confirmed in a written opinion dated March 21, 2014, to address the fairness of the merger consideration from a financial point of view as of that date. Subsequent changes in the operations and prospects of Colonial or Xenith Bankshares, general market and economic conditions and other factors that may be beyond the control of Colonial or Xenith Bankshares, and on which Colonial’s financial advisor’s opinion was based, may significantly alter the value of Colonial or Xenith Bankshares or the prices of the shares of Xenith Bankshares common stock or Colonial common stock by the time the merger is completed. Because Colonial does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed or as of any other date other than the date of such opinion. For a description of the opinion that Colonial received from its financial advisor, please refer to the section entitled “Proposal No. 1 — Merger Proposal—The Merger—Opinion of Colonial’s Financial Advisor” beginning on page 50.

If the merger is completed, Colonial shareholders will have less influence on the management and policies of Xenith Bankshares than they had on Colonial before the merger.

After the merger is complete, it is anticipated that approximately 14% of the shares of Xenith Bankshares, on a fully diluted basis as of December 31, 2013, will be held by former shareholders of Colonial and approximately 86% by pre-merger shareholders of Xenith Bankshares. Consequently, shareholders of Colonial will have significantly less influence on the management and policies of Xenith Bankshares after the merger than they now have on the management and policies of Colonial. In addition, at the effective time of the merger, the directors of Colonial will resign as directors. Pursuant to the terms of the merger agreement, no directors of Colonial will become directors of Xenith Bankshares or Xenith Bank.

The unaudited pro forma combined condensed consolidated financial information included in this proxy statement/prospectus is presented for illustrative purposes only and Xenith Bankshares’ actual financial position and results of operations after the merger may differ materially from the unaudited pro forma combined condensed consolidated financial information included in this proxy statement/prospectus.

The unaudited pro forma combined condensed consolidated financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Xenith Bankshares’ actual financial position or results of operations would have been had the merger been completed on the dates indicated. This data reflects adjustments, which are based upon preliminary estimates, to allocate the purchase price to Colonial’s net assets and liabilities based on their estimated fair values. The purchase price allocation reflected in this proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Colonial as of the date of the completion of the merger. In addition, subsequent to the merger completion date, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this proxy statement/prospectus. See “Unaudited Pro Forma Combined Condensed Consolidated Financial Statements” for more information.

Certain provisions of Virginia law and Xenith Bankshares’ articles of incorporation and bylaws could make it more difficult for Xenith Bankshares shareholders to remove the board of directors of Xenith Bankshares and its management and also could have the effect of discouraging a change of control transaction.

Certain provisions of Virginia law, the state in which Xenith Bankshares is incorporated, and Xenith Bankshares’ articles of incorporation and bylaws could make it more difficult for Xenith Bankshares shareholders to remove its board of directors or management and also could have the effect of discouraging a change of control transaction. These provisions include:

•	a provision allowing the board of directors of Xenith Bankshares to issue preferred stock with rights senior to those of the common stock without any vote or action by the holders of its common stock. The issuance of preferred stock could adversely affect the rights and powers, including voting rights, of the holders of common stock;

•	a provision allowing the removal of directors only for cause;

•	the requirement that shareholders provide advance notice when nominating Xenith Bankshares’ directors or submitting other shareholder proposals; and

•	the inability of shareholders to convene a special shareholders’ meeting without the chairman of the board, the president or a majority of the board of directors of Xenith Bankshares first calling the meeting.

For more information, please see “Description of Xenith Bankshares Capital Stock—Antitakeover Provisions of Xenith Bankshares’ Articles of Incorporation, Xenith Bankshares’ Bylaws and Virginia Law” in this proxy statement/prospectus.

Xenith Bankshares does not intend to pay dividends on its common stock in the foreseeable future, and it may never pay, or legally be able to pay, dividends.

Xenith Bankshares has not paid any dividends on its common stock since its inception, and it presently does not intend to pay any dividends on common stock in the foreseeable future. Xenith Bankshares is limited in the amount of dividends that it may pay to its shareholders pursuant to state and federal laws and regulations. See “Information About Xenith Bankshares—Description of Xenith Bankshares’ Business—Supervision and Regulation—Payment of Cash Dividends.” The terms of the SBLF preferred stock also impose limits on its ability to pay dividends. Any future financing arrangements that Xenith Bankshares enters into may also limit its ability to pay dividends to its shareholders. Accordingly, it may never legally be able to pay dividends to its shareholders of common stock. Further, even if it has earnings and available cash in an amount sufficient to pay dividends to its shareholders of common stock, its board of directors, in its sole discretion, may decide to retain them and therefore not pay dividends in the future.

An investment in Xenith Bankshares common stock is not an insured deposit.

Xenith Bankshares common stock is not a bank deposit and, therefore, it is not insured against loss by the Federal Deposit Insurance Corporation, referred to as the FDIC, or by any other public or private entity. Investment in Xenith Bankshares common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this proxy statement/prospectus and is subject to the same market forces that affect the price of common stock in any company and, as a result, you may lose some or all of your investment.

BankCap Partners owns a significant number of shares of Xenith Bankshares common stock, which will enable it to influence the vote on all matters submitted to a vote of its shareholders.

As of April 24, 2014, BankCap Partners was the beneficial owner of 3,671,500 shares of Xenith Bankshares common stock (including warrants to purchase 391,500 shares of Xenith Bankshares common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable), representing 34.0% of the outstanding shares of its common stock.

In addition, under the terms of the amended and restated investor rights agreement, dated as of December 23, 2010, referred to as the investor rights agreement, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation common stock in its 2009 offering, referred to as the 2009 offering, agreed to vote their shares of Xenith Bankshares common stock in favor of (1) one designee of BankCap Partners for election to its board of directors for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, referred to as the Bank Holding Company Act, with respect to Xenith Bankshares, and (2) one additional designee of BankCap Partners for election to the board of directors of Xenith Bankshares for so long as BankCap Partners and its affiliates own 25% or more of Xenith Bankshares outstanding voting capital stock. They have also agreed to vote their shares of Xenith Bankshares common stock in favor of (1) removing the designee of BankCap Partners on its board of directors at the request of BankCap Partners and the election to its board of directors of a substitute designee of BankCap Partners, and (2) ensuring that any vacancy on its board of directors caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above. Scott A. Reed, a principal of BankCap Partners and a member of its board of directors, is a current designee of BankCap Partners.

Accordingly, BankCap Partners, through its beneficial ownership of Xenith Bankshares common stock and board rights, will be able to participate in matters that come before the board of directors of Xenith Bankshares and influence the vote on all matters submitted to a vote of Xenith Bankshares shareholders, including the election of directors, amendments to Xenith Bankshares’ articles of incorporation or bylaws, mergers or other business combination transactions and certain sales of assets outside the usual and regular course of business. The interests of BankCap Partners may not coincide with the interests of Xenith Bankshares’ other shareholders, and they could take actions that advance their own interests to the detriment of Xenith Bankshares’ other shareholders.

Exercise of warrants and options could cause dilution of your ownership in Xenith Bankshares.

BankCap Partners and the directors and executive officers of Xenith Bankshares hold exercisable warrants and options to purchase 934,650 shares of Xenith Bankshares common stock as of the date of this proxy statement/prospectus. In addition, as of the record date, the directors and executive officers of Colonial hold options to purchase 24,804 shares of Colonial common stock. In the merger, all of these options to purchase shares of Colonial common stock will be converted into options to purchase shares of Xenith Bankshares common stock as discussed under “Proposal No. 1 — Merger Proposal—Interests of Certain Persons in the Merger—Options to Purchase Shares.” In addition, all of the warrants and options to purchase shares of Xenith Bankshares common stock will remain exercisable for the same number of shares of Xenith Bankshares common stock for which they are currently exercisable. Exercise of some or all of these warrants and options, either before or after the merger, would cause dilution of your ownership interest in Xenith Bankshares and could cause the value of a share of Xenith Bankshares common stock to decline.

If Xenith Bankshares issues additional shares of common stock or other equity securities after the merger, your beneficial ownership percentage will be diluted.

Following the completion of the merger, the board of directors of Xenith Bankshares, without the approval of shareholders, could from time to time decide to issue additional shares of common stock or shares of preferred stock, which may dilute your holdings. Any sale of additional shares of Xenith Bankshares common stock may be at prices lower than the market value of the shares you receive in the merger or on terms better than those of the shares you receive in the merger.

Risks Related to Xenith Bankshares’ Business

The slow economic recovery, especially in Xenith Bankshares’ target markets, could materially and adversely affect Xenith Bankshares.

The most recent recession contributed to a rise in unemployment and underemployment, a decline in the value of real estate and other assets, and a lack of confidence in the financial markets and the economy both among financial institutions and their customers. Economic growth has been slow and the economic pressure on consumers and commercial borrowers and lack of confidence in the economy and financial markets resulting from the slow recovery have adversely affected, and continue to affect, the willingness of companies to borrow to fund their future growth, which negatively impacts Xenith Bankshares’ business. Market developments may affect consumer confidence levels and may cause adverse changes in payment patterns, causing increases in delinquencies and default rates for financial institutions, which may impact charge-offs and provisions for credit losses. A protracted continuation or worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on the banking industry and Xenith Bankshares’ business.

Unlike many of Xenith Bankshares’ larger competitors, the majority of its middle market business and individual customers are located or doing business in the Greater Washington, DC, Richmond, Virginia and the Greater Hampton Roads, Virginia, metropolitan statistical areas, referred to as its target markets. As a result, Xenith Bankshares may be more impacted by a local slow economic recovery or downturn than those of larger, more geographically diverse competitors. Furthermore, based on the size and resources of Xenith Bankshares’ middle market and small business customers, they may be less able to withstand sustained difficult economic conditions than larger companies with which they compete. Factors that adversely affect the economy in Xenith Bankshares’ target markets could reduce its deposit base and demand for its services and products and increase its credit losses. Consequently, it may be adversely affected, potentially materially, by adverse changes in economic conditions in and around Virginia.

Although Xenith Bankshares has monitored the impact of slow economic growth on the values of real estate in its target markets and have set discounts and reserves against its loan portfolio, its discounts and reserves may be insufficient.

Fluctuations in interest rates could reduce Xenith Bankshares’ operating results as it expects to realize income primarily from the difference between interest earned on its loans and investments and interest paid on its deposits and borrowings.

Xenith Bankshares’ operating results are significantly dependent on its net interest income, as it expects to realize income primarily from the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. Xenith Bankshares will experience “gaps” in the interest rate sensitivities of its assets and liabilities, as measured by the relative duration of its interest-earning assets and interest-bearing liabilities. The net position of those assets and liabilities, subject to re-pricing in specified time periods, will positively or negatively affect its operating results. If market interest rates should move contrary to Xenith Bankshares’ position, this “gap” may work against it and negatively affect its operating results, potentially materially. Xenith Bankshares cannot predict fluctuations of market interest rates, which are affected by many factors, including inflation, recession, unemployment, monetary policy and conditions in domestic and foreign financial markets. Although Xenith Bankshares’ asset-liability management strategy is intended to manage its risk from changes in market interest rates, changes in interest rates could materially and adversely affect Xenith Bankshares. As reflected in “Xenith Bankshares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity—Gap Analysis,” on a cumulative basis for maturities and re-pricings within the next 12 months, Xenith Bankshares reflects interest rate-sensitive assets exceeding interest rate-sensitive liabilities resulting in an asset sensitive position as of December 31, 2013 of $232.5 million, which would reduce its operating results if market interest rates were to decline during that period.

Changes in market interest rates could reduce the value of Xenith Bankshares’ financial assets. Fixed-rate investments, mortgage-backed and related securities, and loans generally decrease in value as interest rates rise. In addition, volatile interest rates affect the volume of Xenith Bankshares’ lending activities. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. This could result in lower net interest income, lower loan origination fee income and a decline in sales of treasury services. If Xenith Bankshares is unsuccessful in managing the effects of changes in interest rates, it could be materially and adversely affected.

Xenith Bankshares faces significant competition in its target markets.

The financial services industry, including commercial banking, is highly competitive and Xenith Bankshares has encountered and will continue to encounter strong competition for deposits, loans and other financial services and products in its target markets. Xenith Bankshares’ principal competitors for loans and some or all of its other services and products are other commercial banks and community banks in its target markets. Xenith Bankshares’ principal competitors for deposits include commercial banks, community banks, money market funds, credit unions and trust companies. Xenith Bankshares’ non-bank competitors are not subject to the same degree of regulation as it is and, accordingly, have advantages over it in providing certain products and services. Many of its competitors are significantly larger than Xenith Bankshares is and have greater access to capital and other resources that permit them to offer attractive terms and broader selections to gain market share for their products and services and also have higher lending capacity and larger branch networks. Weak loan demand has increased competition resulting in aggressive pricing terms for borrowers. As a result, it could lose business to competitors or be forced to price products and services on less advantageous terms to retain or attract customers, either of which would adversely affect Xenith Bankshares.

Failure to implement its business strategies could materially and adversely affect Xenith Bankshares.

Xenith Bankshares has developed a business plan that details the business strategies it intends to implement. Its business plan includes organic growth and, if appropriate, growth through acquisitions. Its organic growth may involve an expansion into related banking lines of business and related services and products, which would involve additional risks. Growth through acquisitions includes additional risks, which are further discussed under “—Xenith Bankshares will face risks with respect to future expansion and acquisitions or mergers” below. If Xenith Bankshares cannot implement its business strategies, it will be hampered in its ability to maintain and grow its business and serve its customers, which would in turn materially and adversely affect Xenith Bankshares. Even if its business strategies are successfully implemented, they may not have the favorable impact on its operations that Xenith Bankshares anticipates.

Failure to manage expansion could materially and adversely affect Xenith Bankshares’ business.

Xenith Bankshares’ ability to offer services and products and implement its business strategies successfully in a highly competitive market requires an effective planning and management process. Future expansion efforts, internally or through acquisitions, could be expensive and put a strain on its management, financial, operational and technical resources. To manage growth effectively, it will likely have to continue to enhance its operating systems and controls, as well as integrate new personnel, including relationship managers, and manage expanded operations. If it is unable to grow its business or manage its growth effectively, Xenith Bankshares could be materially and adversely affected.

Xenith Bankshares will face risks with respect to future expansion and acquisitions or mergers.

Xenith Bankshares may seek to acquire other financial institutions or branches or assets of those institutions. It may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

•	the time and expense associated with identifying and evaluating potential acquisitions and merger partners;

•	using inaccurate estimates and judgments on lack of information to evaluate credit, operations, management and market risks with respect to the target institution or its branches or assets;

•	diluting its existing shareholders in an acquisition;

•	the time and expense associated with evaluating new markets for expansion, hiring experienced local management and opening new offices or branches, as there may be a substantial time lag between these activities and when it generates sufficient assets and deposits to support the costs of the expansion;

•	taking a significant amount of time negotiating a transaction or working on expansion plans, resulting in management’s time and attention being diverted from the operation of its existing business;

•	the time and expense associated with integrating the operations and personnel of the combined businesses;

•	the ability to realize the anticipated benefits of the acquisition;

•	creating an adverse short-term effect on its results of operations;

•	losing key employees and customers as a result of an acquisition that is poorly received or executed;

•	time and costs associated with regulatory approvals;

•	inability to obtain additional financing, if necessary, on favorable terms or at all; and

•	unforeseen adjustments, write-downs, write-offs, or restructuring or other impairment charges.

The soundness of other financial institutions with which it does business could adversely affect Xenith Bankshares.

Xenith Bankshares’ ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Xenith Bankshares has exposure to many different industries and counterparties, including counterparties in the financial industry, such as commercial banks. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by Xenith Bankshares or by other institutions. Many of these transactions will expose Xenith Bankshares to risk of loss in the event of default of a counterparty or client. In addition, this risk may be exacerbated when any collateral held by Xenith Bankshares cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to Xenith Bankshares. Its losses from these events could be material.

Xenith Bankshares’ earnings are sensitive to the credit risks associated with lending.

The credit risk associated with commercial and industrial, referred to as C&I, loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, which is generally larger than consumer-type loans, and the effects of general economic conditions on a borrower’s business. Xenith Bankshares’ C&I loan portfolio represented approximately 45.8% of its total loan portfolio as of December 31, 2013. Any significant failure to pay on time by its customers or a significant default by its customers would materially and adversely affect it.

Xenith Bankshares’ C&I loans include owner-occupied real estate loans that are secured in part by the value of the real estate. Owner-occupied real estate loans represented approximately 20.1% of its total C&I loan portfolio as of December 31, 2013. The primary source of repayment for owner-occupied real estate loans is the cash flow produced by the related commercial enterprise, and the value of the real estate is a secondary source of repayment of the loan.

Xenith Bankshares’ commercial real estate, referred to as CRE, loan portfolio represented approximately 32.1% of its total loan portfolio as of December 31, 2013. Underwriting and portfolio management activities cannot eliminate all risks related to these loans. CRE loans will typically be larger than consumer-type loans and may pose greater risks than other types of loans. It may be more difficult for CRE borrowers to repay their loans in a timely manner in the current economic climate, as CRE borrowers’ abilities to repay their loans frequently depend on the successful development of their properties. In addition, Xenith Bankshares may incur losses on CRE loans due to declines in occupancy rates and rental rates, which may decrease property values and may decrease the likelihood that a borrower may find permanent financing alternatives. Given the weaknesses in the CRE market in general, there may be loans where the value of its collateral has been negatively impacted. A further weakening of the CRE market may increase the likelihood of default of these loans, which could negatively impact the loan portfolio’s performance and asset quality of Xenith Bankshares. If it is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, it could incur material losses. In addition, banking regulators are giving greater scrutiny to CRE lending and may require banks with higher levels of CRE to implement improved or additional underwriting, internal controls, risk management policies and portfolio stress testing. In banks with certain levels of CRE loan concentrations, regulators are also considering requiring increased levels of reserves for loan losses, as well as the need for additional capital. Any of these events could increase its costs, require management time and attention, and materially and adversely affect Xenith Bankshares.

Decisions regarding credit risk in Xenith Bankshares’ investment or loan portfolios could be inaccurate and its allowance for loan and lease losses may be inadequate to absorb future losses inherent in the loan portfolio, which could materially and adversely affect Xenith Bankshares.

Xenith Bankshares’ loan portfolio and a portion of its investment portfolio expose Xenith Bankshares to credit risk. Only $10.5 million, or 15.2%, of its $69.2 million investment portfolio was represented by securities other than United States agency securities as of December 31, 2013. Inherent risks in lending include the deterioration of the credit of borrowers and adverse changes in the industries and competitive environments in which they operate, changes in borrowers’ management and business prospects, fluctuations in interest rates and collateral values, principally real estate and economic downturns. Making loans is an essential element of its business, and there is a high risk that some portion of the loans it makes will not be repaid and, accordingly, will result in losses. Given Xenith Bankshares’ size, these losses could be concentrated in one or more borrowers and could be significant.

The risk of loss is affected by a number of factors, including:

•	credit risks of a particular borrower;

•	the duration of the loan;

•	changes in economic or industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

In addition, Xenith Bankshares may suffer higher credit losses because of federal or state legislation or other regulatory action that reduces the amount that its borrowers are required to pay to it, prohibits or otherwise limits its ability to foreclose on properties or other collateral, or makes foreclosures less economically viable.

As with all financial institutions, Xenith Bankshares’ management makes various assumptions and judgments about the ultimate collectability of its loan portfolio, and it maintains an allowance for loan and lease losses and other reserves to absorb anticipated future losses inherent in its portfolio.

In addition, bank regulatory agencies periodically review Xenith Bankshares’ allowance for loan and lease losses and may require Xenith Bankshares to increase reserves or recognize loan charge-offs. Because its allowance methodologies take into account qualitative factors within its institution as well as the external economic environment, there is potential for inconsistencies in its methodology and the methodologies deemed appropriate for Xenith Bankshares by the bank regulatory agencies.

If management’s assumptions and judgments prove to be inaccurate and its allowance for loan and lease losses is inadequate to absorb future losses inherent in its loan portfolio, or if bank regulatory agencies require Xenith Bankshares to increase its allowance for loan and lease losses or to recognize loan charge-offs, its capital could be significantly reduced and it could be materially and adversely affected.

Xenith Bankshares’ decisions regarding the fair value of assets acquired could be different than initially estimated which could materially and adversely affect its business, financial condition, results of operations and future prospects.

As required by acquisition accounting rules, Xenith Bankshares records acquired loans at estimated fair values by creating a discount and eliminating the allowance for loan and lease losses. To the extent the credit losses of the purchased loan portfolios are greater than fair value adjustments determined at the effective date of acquisitions, Xenith Bankshares could be materially and adversely affected.

Xenith Bankshares acquired a significant portion of its loans held for investment in the merger of First Bankshares and Xenith Corporation (described under “Information About Xenith Bankshares—Description of Xenith Bankshares’ Business—Merger of First Bankshares and Xenith Corporation”), the Paragon transaction (described under “Information About Xenith Bankshares—Description of Xenith Bankshares’ Business—Acquisitions”) and the VBB acquisition (described under “Information About Xenith Bankshares—Description of Xenith Bankshares’ Business—Acquisitions”). Although these loans were marked down to their estimated fair values, as of the effective dates of the transactions, there is no assurance that the acquired loans will not suffer further deterioration in value resulting in additional charge-offs. Fluctuations in national, regional and local economic conditions, including those related to local residential, CRE and construction markets, may increase the level of charge-offs in the loan portfolios that it acquired and correspondingly reduce its net income.

Xenith Bankshares depends on the accuracy and completeness of information about its customers and counterparties.

In deciding whether to extend credit or enter into other transactions, Xenith Bankshares relies on information furnished by or on behalf of its customers and counterparties, including financial statements, credit reports and other financial information. It also relies on representations of those customers or counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could result in losses that materially and adversely affect Xenith Bankshares. Even if it receives accurate information, it may misjudge that information and fail to assess the credit risks in a manner that materially and adversely affects Xenith Bankshares.

Xenith Bankshares’ use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, Xenith Bankshares generally requires an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and an error in fact or judgment could adversely affect the reliability of an appraisal. In addition, events occurring after the initial appraisal may cause the value of the real estate to decrease. As a result of any of these factors, the value of collateral backing a loan may be less than supposed, and if a default occurs, Xenith Bankshares may not recover the outstanding balance of the loan.

CRE lending guidance issued by the federal banking regulators could impact Xenith Bankshares’ operations and capital requirements.

The Federal Reserve, Office of the Comptroller of the Currency, referred to as the OCC, and the FDIC, along with the other federal banking regulators, issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” directed at financial institutions that have particularly high concentrations of CRE within their lending portfolios. This guidance suggests that institutions whose CRE exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in CRE lending. Based on Xenith Bankshares’ CRE concentration as of December 31, 2013, it is not subject to additional supervisory analysis but could be in the future. Xenith Bankshares’ management has implemented controls to monitor its CRE lending and will continue to enhance and monitor those controls, but it cannot predict the extent to which this guidance may impact its future operations or capital requirements. Moreover, any risk management practices that Xenith Bankshares implements may not be effective to prevent losses in its loan portfolio, including its CRE portfolio.

Xenith Bankshares’ ability to maintain regulatory capital levels and adequate sources of funding and liquidity may be adversely affected by market conditions, concentration of customer deposits within certain businesses and industries, and changes in capital requirements made by its regulators.

Xenith Bankshares is required to maintain certain capital levels sufficient to maintain capital ratios that classify Xenith Bank as “well-capitalized” in accordance with banking regulations. It must also seek to maintain adequate funding sources in the normal course of business to support its lending and investment operations and repay its outstanding liabilities as they become due. Xenith Bankshares’ ability to maintain regulatory capital levels, available sources of funding and sufficient liquidity could be impacted by the concentration of customer deposits within certain businesses and industries and deteriorating economic and market conditions.

Xenith Bankshares’ failure to meet any applicable regulatory guideline related to its lending activities or any capital requirement otherwise imposed upon it or to satisfy any other regulatory requirement could subject Xenith Bankshares to certain activity restrictions or to a variety of enforcement remedies available to the regulatory authorities, including limitations on its ability to pay dividends or pursue acquisitions, the issuance by regulatory authorities of a capital directive to increase capital and the termination of deposit insurance by the FDIC.

In determining the adequacy of its capital levels, Xenith Bankshares uses risk-based capital ratios established by regulations. In calculating Xenith Bankshares’ risk-based ratios, it must apply risk weights to its various asset classes. In July 2013, the Federal Reserve, FDIC and OCC, adopted the United States the Basel Committee’s Revised Framework to the International Convergence of Capital Measurement and Capital Standards regulatory capital reforms from the Basel Committee, referred to as the Basel III Rules, and certain changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, referred to as the Dodd-Frank Act. The Basel III Rules include requirements contemplated by the Dodd-Frank Act, as well as certain standards initially adopted by the Basel Committee on Banking Supervision, referred to as the Basel Committee, in December 2010.

The Basel III Rules establish a stricter regulatory capital framework that requires banking organizations to hold more and higher-quality capital to act as a financial cushion to absorb losses and help banking organizations better withstand periods of financial stress. The Basel III Rules will, when fully implemented, increase capital ratios for all banking organizations and introduce a “capital conservation buffer,” which is in addition to each capital ratio. If a banking organization dips into its capital conservation buffer, it would be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers. The Basel III Rules assign a higher risk weight (150%) to exposures to various categories of assets, including certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on nonaccrual, foreign exposures and certain corporate exposures. The Basel III Rules also require unrealized gains and losses on certain “available-for-sale” securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt-out is exercised. Xenith Bankshares may make a one-time, permanent election to continue to exclude accumulated other comprehensive income, referred to as AOCI, from capital. If it does not make this election, unrealized gains and losses would be included in the calculation of its regulatory capital. The Basel III Rules also include changes in what constitutes regulatory capital, some of which are subject to a two-year transition period. These changes include the phasing-out of certain instruments as qualifying capital. In addition, Tier 2 capital is no longer limited to the amount of Tier 1 capital included in total capital. Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be required to be deducted from capital, subject to a two-year transition period.

The Basel III Rules generally become effective beginning January 1, 2015. The conservation buffer will be phased in beginning in 2016 and will take full effect on January 1, 2019. Although Xenith Bankshares must generally begin complying with the Basel III Rules on January 1, 2015, it would satisfy the higher capital ratios imposed by the Basel III Rules as of December 31, 2013.

Although it currently cannot predict the specific impact and long-term effects that the Basel III Rules will have on Xenith Bankshares and the banking industry more generally, it will be required to maintain higher regulatory capital levels, which could impact its operations, net income and ability to grow. Furthermore, its failure to comply with the minimum capital requirements could result in its regulators taking formal or informal actions against Xenith Bankshares, which could restrict its future growth or operations.

The CFPB may reshape the consumer financial laws through rulemaking and enforcement of unfair, deceptive or abusive acts or practices, which may directly impact the business operations of depository institutions offering consumer financial products or services, including Xenith Bank.

The Consumer Financial Protection Bureau, referred to as CFPB, has broad rulemaking authority to administer and carry out the purposes and objectives of the “Federal consumer financial laws, and to prevent evasions thereof,” with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider identifying and prohibiting acts or practices that are “unfair, deceptive or abusive acts or practices,” or UDAAP, in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service, referred to as the UDAAP authority. The potential reach of the CFPB’s broad new rulemaking powers and UDAAP authority on the operations of financial institutions offering consumer financial products or services, including Xenith Bank, is currently unknown.

Xenith Bank is subject to federal and state and fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The Department of Justice, CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. A successful challenge to Xenith Bank’s performance under the fair lending laws and regulations could adversely impact Xenith Bank’s rating under the Community Reinvestment Act of 1977, referred to as Community Reinvestment Act, and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact Xenith Bank’s reputation, business, financial condition and results of operations.

Xenith Bankshares may not be able to access funding sufficient to support its growth.

Xenith Bankshares’ business strategies are based on access to funding from local customer deposits, such as checking and savings accounts and certificates of deposits. Deposit levels may be affected by a number of factors, including interest rates paid by competitors, general interest rate levels, returns available to customers on alternative investments and general economic conditions. If its deposit levels fall, Xenith Bankshares could lose a relatively low cost source of funding and its costs would increase from alternative funding. If local customer deposits are not sufficient to fund its growth, it will look to outside sources such as borrowings from the Federal Home Loan Bank of Atlanta, referred to as FHLB, which is a secured funding source. Xenith Bankshares’ ability to access borrowings from the FHLB will be dependent upon whether and the extent to which it can provide collateral. It may also look to federal funds purchased and brokered CDs, referred to as brokered deposits, as discussed under “—Xenith Bankshares’ use of brokered deposits may be limited or discouraged by bank regulators, which could adversely impact its liquidity” below, or seek to raise funds through the issuance of shares of its common stock or other equity or equity-related securities or the incurrence of debt as additional sources of liquidity. If Xenith Bankshares is unable to access funding sufficient to support its growth or is only able to access such funding on unattractive terms, it may not be able to implement its business strategies.

Xenith Bankshares relies substantially on deposits made by its customers in its target markets, which can be materially and adversely affected by local and general economic conditions.

As of December 31, 2013, $364.2 million, or 64.0%, of Xenith Bankshares’ total deposits, consisted of noninterest bearing demand accounts and interest-bearing savings, money market and checking accounts. The $205.0 million remaining balance of deposits includes time deposits, of which approximately $127.7 million, or 22.4% of its total deposits, are due to mature within one year. Xenith Bankshares’ ability to attract and maintain deposits, as well as its cost of funds, has been and will continue to be significantly affected by money market and general economic conditions. Xenith Bankshares has significant deposits from certain customers that are in excess of the FDIC insurance amounts. Customers may withdraw deposits in an effort to ensure that the amount they have on deposit with Xenith Bank is fully insured or may place them in other financial institutions that they perceive as being more secure. The loss of a customer that maintains significant deposits with Xenith Bank could have an adverse effect on this critical funding source. If Xenith Bankshares fails to attract new deposits or maintain existing deposits or are forced to increase interest rates paid to customers to attract and maintain deposits, its net interest income would be negatively impacted, and it could be materially and adversely affected.

Xenith Bankshares’ use of brokered deposits may be limited or discouraged by bank regulators, which could adversely impact its liquidity.

Depositors that invest in brokered deposits are generally interest rate sensitive and well-informed about alternative markets and investments. Consequently, these types of deposits may not provide the same stability to a bank’s deposit base as traditional local retail deposit relationships. In addition, Xenith Bankshares’ liquidity may be negatively affected if that funding source experiences supply difficulties due to loss of investor confidence or a flight to other investments. Regulatory developments with respect to wholesale funding, including increased FDIC insurance costs for, or limits on the use of, these deposits, may further limit the availability of that alternative. In light of regulatory pressure, there may be a cost premium for locally generated certificates of deposit as compared to brokered deposits, which may increase its cost of funding.

Xenith Bankshares may not be able to raise additional capital on terms favorable to it or at all.

Xenith Bankshares may need additional capital to support its business, expand its operations or maintain its minimum capital requirements; however, it may not be able to raise additional funds through the issuance of shares of its common stock or other equity or equity-related securities. Furthermore, the significant amount of its common stock that BankCap Partners owns may discourage other potential investors from acquiring newly-issued shares of its common stock or other equity or equity-related securities.

Xenith Bankshares may not be able to meet the cash flow requirements of its depositors and other creditors unless it maintains sufficient liquidity.

Xenith Bankshares’ liquidity is used to make loans and investments and to repay liabilities (including deposits) as they become due or are demanded by depositors and other creditors. Its main source of liquidity is customer deposits. Its liquidity may be adversely affected where it has a concentration of customer deposits within certain businesses and industries or with individual customers. As a part of its liquidity management, Xenith Bankshares uses a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. Potential alternative sources of liquidity include federal funds purchased and investment securities sold under repurchase agreements, as well as the repayment or sale of loans, securities (to the extent not pledged as collateral) or other assets, the utilization of available government and regulatory assistance programs, brokered deposits, borrowings from the FHLB, borrowings through the Federal Reserve’s discount window and the issuance of its debt securities and equity securities. Without sufficient liquidity from these potential sources of liquidity, Xenith Bankshares generally may not be able to meet its cash flow requirements to operate and grow its business and repay its obligations.

As Xenith Bankshares continues to grow, it may become more dependent on wholesale funding sources, which may include FHLB borrowings and borrowings through the Federal Reserve’s discount window. As of December 31, 2013, it had $20.0 million of FHLB borrowings and $71.3 million of brokered deposits outstanding. If it is required to rely more heavily on wholesale funding sources to support its operations or growth in the future and such funding is expensive at such time, its revenues may not increase proportionately to cover its costs. In that case, its operating margins would be reduced and it could be materially and adversely affected.

Xenith Bankshares may become subject to significant liabilities in the event Xenith Bank forecloses upon, or takes title to, real property.

When underwriting a commercial or residential real estate loan, Xenith Bank will generally take a lien on the real property and, in some instances upon a default by the borrower, it may foreclose upon and take title to the property, which may lead to potential financial risk for Xenith Bank under applicable environmental laws. It may also take over the management of commercial properties whose owners have defaulted on loans. It may also own and lease premises where branches and other facilities are located. While Xenith Bank has lending, foreclosure and facilities guidelines intended to exclude properties with an unreasonable risk of contamination, hazardous substances could exist on some of the properties that Xenith Bank may own, manage or occupy. Xenith Bankshares faces the risk that environmental laws could force it to clean up the properties at its expense. It may cost much more to remediate a property than the property is worth. It could also be liable for pollution generated by a borrower’s operations, if Xenith Bank takes a role in managing those operations after a default. Many environmental laws impose liability, regardless of whether Xenith Bankshares knew of, or was responsible for, any contamination that existed or exists for the property. Xenith Bank may also find it difficult or impossible to sell contaminated properties.

The disposition processes related to its nonperforming assets could result in losses in the future that would materially and adversely affect Xenith Bankshares.

Xenith Bankshares may incur additional losses relating to an increase in nonperforming loans and other real estate owned, referred to as OREO, and such losses could be material. When it acquires title to collateral in foreclosures and similar proceedings, it is required by accounting rules to mark such collateral to the then fair market value, less costs of disposal, which could result in a loss. Nonperforming assets adversely affect net income in various ways. While Xenith Bankshares pays interest expense to fund nonperforming assets, no interest income is recorded on nonaccrual loans or OREO, thereby adversely affecting income and returns on assets and equity. Additionally, it incurs loan administration costs and the costs of maintaining properties carried as OREO. Nonperforming loans and OREO also increase its risk profile, and increases in the level of nonperforming loans and OREO could impact its regulators’ view of appropriate capital levels in light of such risks.

While Xenith Bankshares seeks to manage its problem assets through loan sales, workouts, restructurings, foreclosures and otherwise, decreases in the value of these assets, or in the underlying collateral, or in these borrowers’ results of operations, liquidity or financial condition, whether or not due to economic and market conditions beyond its or their control, could materially and adversely affect Xenith Bankshares. In addition, the resolution of nonperforming assets requires significant amount of management’s time and attention, diverting their time from other business, which could be detrimental to the performance of their other responsibilities on its behalf.

Given the geographic concentration of its operations, Xenith Bankshares could be significantly affected by any natural or man-made disaster that affects Virginia and surrounding areas.

Xenith Bankshares’ operations are concentrated in, and its loan portfolio consists almost entirely of, loans to persons and businesses located in and around Virginia. The collateral for many of its loans consists of real and personal property located in areas susceptible to hurricanes and other natural disasters as well as man-made disasters that can cause extensive damage to the general region. Disaster conditions that hit in its target markets would adversely affect the local economies and real estate markets. Adverse economic conditions resulting from such a disaster could negatively affect the ability of its customers to repay their loans and could reduce the value of the collateral securing these loans. Furthermore, damage resulting from any natural or man-made disaster could also result in continued economic uncertainty that could negatively impact businesses in those areas. As a result, Xenith Bankshares could be materially and adversely affected by any natural or man-made disaster that affects its target markets.

Xenith Bankshares is dependent on its key personnel, including its executive officers, and the loss of such persons could negatively impact its ability to execute its business strategies.

Xenith Bankshares will be for the foreseeable future dependent on the services of T. Gaylon Layfield, III, who is its President and Chief Executive Officer; Thomas W. Osgood, who is its Chief Financial Officer and Chief Administrative Officer; Judy C. Gavant, who is its Controller and Principal Accounting Officer; Wellington W. Cottrell, III, who is an Executive Vice President and its Chief Credit Officer; Ronald E. Davis, who is an Executive Vice President and its Chief Operations and Technology Officer; Edward H. Phillips, Jr., who is an Executive Vice President and its Chief Lending Officer; and W. Jefferson O’Flaherty, who is an Executive Vice President responsible for its private banking business. Should the services of these individuals or other key executive officers become unavailable, Xenith Bankshares may be unable to find a suitable successor who would be willing to be employed upon the terms and conditions that it would offer. A failure to replace any of these individuals in a timely and effective manner could negatively affect its ability to execute its business strategies and otherwise disrupt its business.

Xenith Bankshares’ business is dependent on technology and an inability to invest in technological improvements or obtain reliable technological support may materially and adversely affect it.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven services and products. In addition to better service to customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Xenith Bankshares’ ability to grow and compete will depend in part upon its ability to address the needs of customers by using technology to provide services and products that will satisfy their operational needs, while managing the costs of expanding its technology infrastructure. Many competitors have substantially greater resources to invest in technological improvements and third-party support. For the foreseeable future, Xenith Bankshares expects to rely on third-party service providers for its core technology systems and on other third parties for technical support and related services. If it is unable to implement and market new technology-driven services and products successfully, or if those services and products become unreliable or fail, its customer relationships and operations could be adversely affected, which could materially and adversely affect Xenith Bankshares.

System failure or breaches of Xenith Bankshares’ network security could lead to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure Xenith Bankshares uses could be vulnerable to unforeseen hardware and cybersecurity issues, including “hacking” and “identity theft.” Xenith Bankshares’ operations are dependent in part upon its ability to protect its computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in its operations could have an adverse effect on its financial condition and results of operations. In addition, Xenith Bankshares’ operations are dependent upon its ability to protect the computer systems and network infrastructure utilized by Xenith Bankshares, including its Internet banking activities, against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through its computer systems and network infrastructure, which may result in significant liability to Xenith Bankshares, damage its reputation, and inhibit current and potential customers from its Internet banking services. Each year, it incurs expenses to add additional security measures to its computer systems and network infrastructure to mitigate the possibility of cybersecurity breaches, including firewalls and penetration testing. A security breach could also subject Xenith Bankshares to additional regulatory scrutiny and expose Xenith Bankshares to civil litigation and possible financial liability.

On February 12, 2013, the Obama administration released an executive order, Improving Critical Infrastructure Cybersecurity, referred to as the executive order, which is focused primarily on government actions to support critical infrastructure owners and operators in protecting their systems and networks from cyber threats. The executive order requires the development of risk-based cybersecurity standards, methodologies, procedures and processes, a so-called “Cybersecurity Framework,” that can be used voluntarily by critical infrastructure companies to address cyber risks. The executive order also will steer certain private sector companies to comply voluntarily with the Cybersecurity Framework. It is unclear at this time what impact the executive order will have on its Internet-based systems and online commerce security, but its implementation could require Xenith Bankshares to incur additional costs.

Xenith Bankshares is subject to extensive regulation in the conduct of its business operations, which could materially and adversely affect it.

The banking industry is heavily regulated by several governmental agencies. Banking regulations are primarily intended to protect the depositors, deposit insurance funds and the banking system as a whole, and not shareholders and other creditors. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth, among other things. For example, federal and state consumer protection laws and regulations limit the manner in which Xenith Bank may offer and extend credit. In addition, the laws governing bankruptcy generally favor debtors, making it more expensive and more difficult to collect from customers who become subject to bankruptcy proceedings.

From time to time, the United States Congress and state legislatures consider changing these laws and may enact new laws or amend existing laws to further regulate the financial services industry. In July 2010, President Obama signed the Dodd-Frank Act, which has resulted, and will continue to result, in sweeping changes in the regulation of financial institutions. The Dodd-Frank Act contains numerous provisions that affect all banks and bank holding companies, including provisions that, among other things:

•	change the assessment base for federal deposit insurance from the amount of insured deposits to total consolidated assets less tangible capital, eliminate the ceiling on the size of the federal deposit insurance fund and increase the floor of the size of the federal deposit insurance fund, which generally will require an increase in the level of assessments for institutions with assets in excess of $10 billion;

•	repeal the federal prohibitions on the payment of interest on demand deposits, thereby generally permitting the payment of interest on all deposit accounts;

•	centralize responsibility for promulgating regulations under and enforcing federal consumer financial protection laws in a new bureau of consumer financial protection that will have direct supervision and examination authority over banks with more than $10 billion in assets;

•	require the FDIC to seek to make its capital requirements for banks counter-cyclical;

•	impose comprehensive regulation of the over-the-counter derivatives market, which would include certain provisions that would effectively prohibit insured depository institutions from conducting certain derivatives businesses in the institution itself;

•	implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions;

•	establish new rules and restrictions regarding the origination of mortgages; and

•	permit the Federal Reserve to prescribe regulations regarding interchange transaction fees, and limit them to an amount reasonable and proportional to the cost incurred by the issuer for the transaction in question.

Many of these and other provisions in the Dodd-Frank Act remain subject to regulatory rule-making and implementation, the effects of which are not yet known. Although it cannot predict the specific impact and long-term effects that the Dodd-Frank Act and the regulations promulgated thereunder will have on Xenith Bankshares and its prospects, its target markets and the financial industry more generally, Xenith Bankshares believes that the Dodd-Frank Act and the regulations promulgated thereunder will impose additional administrative burdens that will obligate Xenith Bankshares to incur additional costs.

Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Xenith Bankshares in substantial and unpredictable ways. Such changes could, among other things, subject Xenith Bankshares to additional costs and lower revenues, limit the types of financial services and products it may offer, increase the ability of non-banks to offer competing financial services and products, and require a significant amount of management’s time and attention. Failure to comply with statutes, regulations or policies could result in sanctions by regulatory agencies, civil money penalties or reputational damage, which could materially and adversely affect Xenith Bankshares.

BankCap Partners is a bank holding company that is deemed to be a multi-bank holding company for two institutions.

Under the Federal Reserve guidelines, every bank holding company must serve as a “source of strength” for each of their bank subsidiaries. Currently, BankCap Partners is deemed a bank holding company for Atlantic Capital Bank, an Atlanta, Georgia-based bank, and Xenith Bank. The position of BankCap Partners as a source of strength to other depository institutions may limit its ability to serve as a source of strength for Xenith Bank and could adversely affect Xenith Bank’s ability to access resources of BankCap Partners. Federal bank regulatory agencies have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary, if the agency determines that divestiture may aid the depository institution’s financial condition.

Xenith Bank may be obligated to provide financial assistance to any other financial institution as to which BankCap Partners is deemed to be a bank holding company.

A bank for which BankCap Partners is deemed to be a bank holding company may be required to indemnify, or cross-guarantee, the FDIC against losses the FDIC incurs with respect to any other bank controlled by BankCap Partners. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991, referred to as FDICIA, requires that an insured depository institution shall be liable for the loss incurred or anticipated by the FDIC arising from the default of a commonly controlled insured depository institution or any assistance provided by the FDIC to any commonly controlled insured depository institution in danger of default. Accordingly, Xenith Bank may be obligated to provide financial assistance to Atlantic Capital Bank, as well as any other financial institution for which BankCap Partners is deemed to be a bank holding company as a result of its future acquisition activity, if any. Any financial assistance that Xenith Bank is required to provide would reduce its capital and could materially and adversely affect Xenith Bankshares.

If Xenith Bankshares fails to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, current and potential shareholders may lose confidence in its financial reporting and disclosures and could subject Xenith Bankshares to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, Xenith Bankshares is required to include in its Annual Reports on Form 10-K its management’s assessment of the effectiveness of its internal control over financial reporting. While its management’s assessment included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 did not identify any material weaknesses, Xenith Bankshares cannot guarantee that it will not have any material weaknesses identified by its management or its independent registered public accounting firm in the future.

The Dodd-Frank Act includes a provision to permanently exempt non-accelerated filers from complying with the requirements of Section 404(b), which requires an issuer to include in its Annual Report on Form 10-K an attestation report from the issuer’s independent registered public accounting firm on the issuer’s internal control over financial reporting. Since Xenith Bankshares was a non-accelerated filer as of June 30, 2013 (the last day of its most recently completed second quarter), it is not required to comply with the requirements of Section 404(b) in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013. However, if the market value of its common stock held by non-affiliates equals $75 million or more as of the end of the last day of its most recently completed second quarter, Xenith Bankshares will be required to provide an attestation report from its independent registered public accounting firm on its internal control over financial reporting in its Annual Report on Form 10-K for the year in which it equals or exceeds the $75 million threshold.

Compliance with the requirements of Section 404 is expensive and time-consuming. If, in the future, Xenith Bankshares fails to comply with these requirements in a timely manner, or if its management or independent registered public accounting firm expresses a qualified or otherwise negative opinion on the effectiveness of its internal control over financial reporting, it could be subject to regulatory scrutiny and a loss of confidence in its internal control over financial reporting. In addition, any failure to maintain an effective system of disclosure controls and procedures could cause its current and potential shareholders and customers to lose confidence in its financial reporting and disclosure required under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, which could materially and adversely affect Xenith Bankshares.

The accuracy of Xenith Bankshares’ financial statements and related disclosures could be affected if future events differ significantly from the judgments, assumptions and estimates in its critical accounting policies.

The preparation of financial statements and related disclosure in conformity with United States generally accepted accounting principles, referred to as GAAP, requires Xenith Bankshares to make judgments, assumptions and estimates that affect the amounts reported in its consolidated financial statements and accompanying notes. Its critical accounting policies, which are summarized in “Xenith Bankshares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies,” describe those significant accounting policies and methods used in the preparation of its consolidated financial statements that Xenith Bankshares considers “critical” because they require judgments, assumptions and estimates about the future that materially impact its consolidated financial statements and related disclosures. For example, material estimates that are particularly susceptible to significant change relate to the determination of its allowance for loan and lease losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans and the application of acquisition accounting principles relating to acquisitions. As a result, if future events differ significantly from the judgments, assumptions and estimates in its critical accounting policies, those events could have a material impact on the accuracy of its consolidated financial statements and related disclosures.

The market value of Xenith Bankshares’ investments may decline, which could cause a decline in its shareholders’ equity and negatively affect its results of operations.

Xenith Bankshares has designated its investment portfolio as securities available for sale pursuant to applicable accounting standards relating to accounting for investments. These standards require that unrealized gains and losses in the estimated fair value of the available-for-sale investment securities portfolio be reflected as a separate item in shareholders’ equity, net of tax, as AOCI. As of December 31, 2013, Xenith Bankshares had $69.2 million, or 10.2% of its total assets, in securities available for sale at fair value. Shareholders’ equity reflects the unrealized gains and losses, net of tax, of these investments. Management believes that several factors will affect the market values of its investment securities portfolio. These include changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation, the slope of the interest rate yield curve (i.e., the differences between shorter-term and longer-term interest rates) and reduced investor demand. Lower market values for its available-for-sale securities may result in recognition of an other-than-temporary impairment charge to its net income. The decline in the market value of its investment securities portfolio results in a corresponding decline in shareholders’ equity, whether through AOCI or lower results of operations.

Xenith Bankshares’ loans held for sale are also carried at the lower of cost or fair market value, determined on an aggregate basis. As of December 31, 2013, it had $3.4 million in loans held for sale. These loans are held for short periods, usually less than 30 days, and more typically 10 to 25 days. A rapid increase in interest rates may affect the market value of its loans held for sale. If the market value of its loans held for sale declines, there would be a charge to its net income and corresponding reduction in its shareholders’ equity.

While Xenith Bankshares was profitable in 2013, 2012 and 2011, it is uncertain as to future profitability.

For the years ended December 31, 2013, 2012 and 2011, Xenith Bankshares reported pretax net income of $3.1 million, $2.8 million and $4.5 million, respectively. However, for the year ended December 31, 2012, its net income was due in part to the reversal of the valuation allowance on its deferred tax asset. For the year ended December 31, 2011, its pretax net income was due to the bargain purchase gain resulting from the VBB acquisition (defined below). Prior to 2011, Xenith Bankshares had not recorded a profit since the quarterly period ended March 31, 2009, which was prior to the merger of Xenith Corporation with and into First Bankshares, Inc. For the year ended December 31, 2010 and for the period from January 1, 2009 through December 22, 2009, Xenith Bankshares incurred pretax net losses of $5.9 million and $6.5 million, respectively. As of December 31, 2013, it had an accumulated deficit of $1.8 million.

The primary reasons for Xenith Bankshares’ losses in these periods were noninterest expenses related to the development of its technology and other infrastructure and the hiring of experienced personnel to support its business strategy and projected growth. It made substantial progress in building its infrastructure and its team during the years ended December 31, 2011 and 2010. In particular, Xenith Bankshares’ investments to date have been critical to its business strategy, as they have allowed Xenith Bankshares to put into place the majority of the technology infrastructure and core operating platform to support its business strategy for the foreseeable future. Xenith Bankshares believes, however, that it will need to make additional investments, especially related to hiring skilled bankers and, as needed, expanding its technology infrastructure to respond to new technologically-driven services and products. It expects these investments will be modest relative to the investments made in 2011 and 2010. Its ability to continue to generate a profit in the future requires successful growth in revenues and management of expenses, among other factors. It expects to recruit additional talented bankers who will help Xenith Bankshares attract middle market and small businesses, local real estate developers and investors, private banking clients and select retail banking clients, referred to as its target customers, and grow its business. While it expects the productivity of these additional bankers to exceed their incremental expenses over time, its operating results will be adversely impacted, if it does not happen promptly or at all.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “possible,” “project,” “intend,” “plan,” “believe,” “target,” “forecast” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Xenith Bankshares and Colonial caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, Xenith Bankshares’ or Colonial’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: (1) the ability to obtain the requisite Colonial shareholder approval; (2) the risk that Xenith Bankshares or Colonial may be unable to obtain governmental and regulatory approvals or waivers required for the merger, or required governmental and regulatory approvals or waivers may delay the merger or result in the imposition of conditions that could cause the companies to abandon the merger; (3) the risk that a condition to the completion of the merger may not be satisfied; (4) the timing to complete the merger; (5) the risk that Xenith Bankshares’ and Colonial’s respective businesses will not be integrated successfully; (6) the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (7) disruption from the merger making it more difficult to maintain relationships with customers, employees or vendors; (8) the diversion of management time on merger-related issues; (9) general worldwide economic conditions and related uncertainties; (10) changes in accounting policies or accounting standards; (11) liquidity risk affecting Xenith Bankshares’ ability to meet its obligations when they come due; (12) excessive loan losses; (13) the effect of changes in governmental regulations; and (14) other factors discussed or referred to in the “Risk Factors” section of this proxy statement/prospectus. Each forward-looking statement speaks only as of the date of the particular statement and, except as otherwise required by law, neither Xenith Bankshares nor Colonial undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed consolidated financial statements are based on the separate historical financial statements of Xenith Bankshares and Colonial and give effect to the merger, including pro forma assumptions and adjustments related to the merger, as described in the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements. The unaudited pro forma combined condensed consolidated balance sheet as of December 31, 2013 is presented as if the merger had occurred on December 31, 2013. The unaudited pro forma combined condensed consolidated statement of operations for the year ended December 31, 2013 gives effect to the merger, as if it had been completed as of January 1, 2013. The historical consolidated financial information has been adjusted on a pro forma basis to reflect factually supportable items that are directly attributable to the merger and, with respect to the statement of operations only, expected to have a continuing impact on consolidated results of operations.

The pro forma adjustments are preliminary, based on estimates, and subject to change. A final determination of the fair values of Colonial’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual assets, including intangible assets, and liabilities of Colonial that exist as of the date of completion of the merger. Consequently, fair value adjustments and amounts preliminarily allocated to assets and liabilities could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial statements presented in this proxy statement/prospectus and could result in a material change. In addition, the value of the final purchase price of the merger will be based on the closing price of Xenith Bankshares common stock on the closing date of the merger. For purposes of the unaudited pro forma combined condensed consolidated financial information, the fair value of Xenith Bankshares common stock is $5.95 per share, which was the last available closing price prior to the announcement of the transaction. The actual value of Xenith Bankshares common stock at the completion of the merger could be different.

In connection with the plan to integrate the operations of Xenith Bankshares and Colonial following the completion of the merger, Xenith Bankshares anticipates that nonrecurring charges, such as costs associated with systems implementation, severance and other costs will be incurred. Xenith Bankshares is not able to determine the timing, nature and amount of these charges as of the date of this proxy statement/prospectus. However, these charges will affect the results of operations of Xenith Bankshares and Colonial, as well as those of the surviving company both for the period preceding and following the completion of the merger, in the period in which they are recorded. The unaudited pro forma combined condensed consolidated statement of operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the merger, as they are nonrecurring in nature and not factually supportable at this time. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the companies or any anticipated disposition of assets that may result from such integration. However, the unaudited pro forma combined condensed consolidated balance sheet includes a pro forma adjustment to reduce cash and shareholders’ equity to reflect the payment of certain anticipated merger costs.

The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma combined condensed consolidated financial statements as a result of:

•	changes in the trading price for shares of Xenith Bankshares common stock;

•	net cash used or generated in Colonial’s or Xenith Bankshares’ operations between December 31, 2013 and completion of the merger;

•	changes in the fair values of Colonial’s assets and liabilities;

•	other changes in Colonial’s or Xenith Bankshares’ net assets that occur prior to the completion of the merger, which could cause material changes in the information presented below; and

•	the actual financial results of the surviving company.

The unaudited pro forma combined condensed consolidated financial statements are provided for informational purposes only. The unaudited pro forma combined condensed consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed consolidated financial statements should be read together with:

•	the accompanying notes to the unaudited pro forma combined condensed consolidated financial statements;

•	Xenith Bankshares’ separate audited historical consolidated financial statements and accompanying notes as of December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012, included in this proxy statement/prospectus; and

•	Colonial’s separate audited historical consolidated financial statements and accompanying notes as of December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012, included elsewhere in this proxy statement/prospectus.

XENITH BANKSHARES, INC. AND SUBSIDIARY

PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

	Xenith Bankshares, Inc. December 31, 2013	Colonial Virginia Bank December 31, 2013	Pro Forma Adjustments		Pro Forma Balance Sheet
Assets
Cash and cash equivalents	$30,693,250	$14,174,947	$(500,000	) (A)	$44,368,197
Securities	69,185,190	18,322,488	(320,631	) (B)	87,187,047
Loans held for sale	3,363,241	—	—		3,363,241
Loans held for investment, net of allowance for loan and lease losses	533,137,391	71,381,683	(1,795,850	) (C)	602,723,224
Premises and equipment, net	5,069,083	3,619,685	—		8,688,768
Other real estate owned	199,440	1,009,500	(350,000	) (D)	858,940
Goodwill and other intangible assets, net	15,624,545	—	523,059	(E)	16,147,604
Deferred tax asset	4,344,743	1,063,433	1,109,923	(F)	6,518,099
Bank owned life insurance	9,690,094	3,989,989	—		13,680,083
Other assets	8,589,453	1,359,139	—		9,948,592

Total assets	$679,896,430	$114,920,864	$(1,333,499)		$793,483,795

Liabilities and shareholders’ equity
Deposits
Demand and money market	$359,454,535	$44,480,110	$—		$403,934,645
Savings	4,784,792	7,442,809	—		12,227,601
Time	204,958,143	47,552,060	—		252,510,203

Total deposits	569,197,470	99,474,979	—		668,672,449

Borrowings	20,000,000	1,500,000	(3,000	) (G)	21,497,000
Other liabilities	3,012,590	1,816,060	1,320,000	(H)	6,148,650

Total liabilities	592,210,060	102,791,039	1,317,000		696,318,099

Shareholders’ equity
Preferred stock	8,381,000	—	—		8,381,000
Common stock	10,437,630	3,050,875	(1,433,912	) (I)	12,054,593
Additional paid-in capital	71,797,076	9,178,595	(816,232	) (J)	80,159,439
Accumulated deficit	(1,757,506)	(36,151)	(463,849	) (K)	(2,257,506)
Accumulated other comprehensive loss, net of tax	(1,171,830)	(63,494)	63,494	(K)	(1,171,830)

Total shareholders’ equity	87,686,370	12,129,825	(2,650,499)		97,165,696

Total liabilities and shareholders’ equity	$679,896,430	$114,920,864	$(1,333,499)		$793,483,795

The accompanying notes are an integral part of these pro forma financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	Xenith Bankshares, Inc. December 31, 2013	Colonial Virginia Bank December 31, 2013	Pro Forma Adjustments		Pro Forma Statement of Operations
Interest income
Interest and fees on loans	$24,074,111	$4,586,877	$—		$28,660,988
Interest on securities	1,248,520	348,677	—		1,597,197
Interest on federal funds sold and deposits in other banks	309,949	20,032	—		329,981

Total interest income	25,632,580	4,955,586			30,588,166

Interest expense
Interest on deposits	3,111,999	556,704	—		3,668,703
Interest on federal funds purchased and borrowed funds	373,675	8,249	—		381,924

Total interest expense	3,485,674	564,953			4,050,627

Net interest income	22,146,906	4,390,633	—		26,537,539
Provision for loan and lease losses	1,485,580	155,000	—		1,640,580

Net interest income after provision for loan and lease losses	20,661,326	4,235,633			24,896,959

Noninterest income
Service charges on deposit accounts	442,359	117,207	—		559,566
Net gain (loss) on sale and write-down of other real estate owned and other collateral	324,465	(82,444)	—		242,021
Gain on sales of securities	290,743	—	—		290,743
Increase in cash surrender value of bank owned life insurance	190,093	135,759	—		325,852
Other	448,107	196,394	—		644,501

Total noninterest income	1,695,767	366,916			2,062,683

Noninterest expense
Compensation and benefits	11,317,328	1,955,613	—		13,272,941
Occupancy	1,499,549	243,029	—		1,742,578
FDIC insurance	408,651	156,203	—		564,854
Bank franchise taxes	788,350	62,470	—		850,820
Technology	1,610,770	454,860	—		2,065,630
Communications	257,692	53,566	—		311,258
Insurance	296,619	31,861	—		328,480
Professional fees	1,082,599	127,042	—		1,209,641
Other real estate owned	38,618	212,847	—		251,465
Amortization of intangible assets	364,659	—	51,900	(L)	416,559
Guaranteed student loan servicing	138,055	—	—		138,055
Other	1,503,229	562,877	—		2,066,106

Total noninterest expense	19,306,119	3,860,368	51,900		23,218,387

Income before income tax	3,050,974	742,181	(51,900)		3,741,255
Income tax expense (benefit)	1,064,790	198,127	(17,646	)(L)	1,245,271

Net income	$1,986,184	$544,054	$(34,254)		$2,495,984

Preferred stock dividend	(83,810)	—	—		(83,810)

Net income available to common shareholders	$1,902,374	$544,054	$(34,254)		$2,412,174

Earnings per common share, basic and diluted	$0.18	$0.89			$0.20

The accompanying notes are an integral part of these pro forma financial statements.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information presents the combined financial statements of Xenith Bankshares, and its wholly-owned subsidiary, Xenith Bank, and Colonial after giving effect to the merger assuming the merger had occurred as of December 31, 2013 for purposes of balance sheet presentation and January 1, 2013 for purposes of the presentation of the statement of operations. The historical financial statements of Colonial have been adjusted to reflect reclassifications necessary to conform to the presentation of Xenith Bankshares.

The unaudited pro forma combined condensed balance sheet includes the effect of preliminary estimated adjustments to record the assets acquired and liabilities assumed at their respective fair values based on management’s best estimate using information available at this time. The final determination of estimated fair values of Colonial’s assets and liabilities cannot be made until the completion of the merger and will be based on the actual assets and liabilities that exist as of the date of completion of the merger. Consequently, fair value adjustments and amounts preliminarily allocated to assets, including identifiable intangible assets and goodwill, and liabilities could change significantly from amounts preliminarily allocated in the unaudited pro forma combined condensed consolidated financial statements presented herein. In addition, the value of the final purchase price of the merger will be based on the closing price of Xenith Bankshares common stock on the date preceding the date of the merger. For purposes of the unaudited pro forma combined condensed consolidated financial information, the fair value of Xenith Bankshares common stock is $5.95 per share, which was the last available closing price prior to the announcement of the transaction. The actual value of Xenith Bankshares common stock at the completion of the merger could differ.

In connection with the plan to integrate the operations of Xenith Bank and Colonial following the completion of the merger, Xenith Bankshares anticipates that nonrecurring charges, such as costs associated with systems conversion, severance costs, costs of disposition of assets and other costs will be incurred. Xenith Bankshares also anticipates that as a result of the integration following the completion of the merger, there will be certain cost savings resulting from the integration of the operations of the banks. The unaudited pro forma combined condensed consolidated financial information does not include the effects of the costs associated with any nonrecurring charges or integration activities resulting from the merger, as they are nonrecurring in nature and not factually supportable at this time. In addition, the unaudited pro forma combined condensed consolidated financial information does not include any expected cost savings to be realized as a result of the merger. However, these charges and savings will affect the results of operations of the surviving company following the completion of the merger and in the period(s) in which they are recorded and/or realized. The unaudited pro forma combined condensed consolidated balance sheet does include a pro forma adjustment to reduce cash and shareholders’ equity to reflect the payment of certain anticipated merger costs, including amounts paid for legal, accounting, fees to regulatory agencies, and document printing and mailing costs.

Note 2. Pro Forma Adjustments

The merger will be accounted for using the acquisition method of accounting, whereby the acquired assets and assumed liabilities of Colonial will be recorded by Xenith Bankshares at their estimated fair values as of the date of the completion of the merger. The following summarizes the estimated fair value adjustments reflected in the unaudited pro forma combined condensed consolidated balance sheet as if the merger had been completed on December 31, 2013, and the unaudited pro forma combined condensed consolidated statement of operations as if the merger had been completed on January 1, 2013.

Fair value adjustments do not include amounts for interest rates on loans and deposits, as additional analysis is required to determine such adjustments, if any. For purposes of the unaudited pro forma combined condensed consolidated statement of operations presented, the effect of accretion income resulting from the loan credit mark is not included as accretion income from this adjustment would likely be offset by additional expense recorded as provision for loan and lease losses.

(A)	Adjustment reflects the payment of $500,000 in estimated costs related to the completion of the merger. Such costs include legal, accounting, investment banking, fees paid to regulatory agencies, and document printing and mailing costs.

(B)	Adjustment to reflect Colonial’s held-to-maturity securities portfolio at fair value.

(C)	Adjustment to reflect Colonial’s loan portfolio at estimated fair value based on the credit quality of the portfolio. The amount is in addition to the allowance for loan losses recorded as of December 31, 2013 of $1,604,150.

(D)	Adjustment to reflect OREO at estimated fair value. The amount is in addition to the valuation allowance recorded on OREO as of December 31, 2013.

(E)	Adjustment represents the estimated fair value of the core deposit intangible asset of $519,000 and goodwill of $4,059 resulting from the allocation of the purchase price as presented below.

(F)	Adjustment is the tax effect resulting from the estimated fair value adjustments. The tax effect of transaction related costs would be deductible for tax purposes in the period incurred, whereas the tax effect of the remaining fair value adjustments will result in deferred tax assets or deferred tax liabilities.

(G)	Adjustment is to reflect Colonial’s borrowing at estimated fair value as of December 31, 2013.

(H)	Adjustment is to reflect certain merger related liabilities, including $890,000 in costs related to change of control clauses in executive management agreements, $30,000 in estimated costs for severance benefits, and $400,000 of estimated fees for legal, accounting, investment banking, contract settlement, and other fees which will be incurred in connection with the merger.

(I)	Adjustment represents the number of Xenith Bankshares common shares to be issued to Colonial shareholders at a par value of $1.00. The number of shares to be issued is based on 610,175 Colonial shares outstanding multiplied by an exchange ratio of 2.65. Fractional shares will be paid in cash.

(J)	Adjustment is to eliminate Colonial’s paid-in capital ($9,178,595) and record the transaction consideration ($9,979,326) less the Xenith Bankshares stock issued at par value ($1,616,963).

(K)	Adjustment is to eliminate Colonial’s accumulated deficit ($36,151) and accumulated other comprehensive loss, net of tax, ($63,494) as of December 31, 2013, and to reflect $500,000 in estimated merger related costs.

(L)	Amounts represent the amortization of the core deposit intangible asset over a ten-year period on a straight-line basis and the tax effect of the amortization at a 34% tax rate.

Note 3. Pro Forma Allocation of Purchase Price

The following table presents the pro forma allocation of the purchase price paid for the net assets of Colonial and the pro forma goodwill resulting from the allocation of the purchase price:

Purchase price:
Issuance of common stock	$9,620,934
Estimated fair value of stock options	358,392

Total consideration	9,979,326

Colonial net assets at estimated fair value:
Colonial equity at 12/31/13	12,129,825
Estimated pre-merger liabilities:
Change of control liabilities	(920,000)
Merger-related costs	(400,000)
Fair value adjustments:
Securities held to maturity	(320,631)
Loan credit mark	(1,795,850)
OREO mark	(350,000)
Core deposit intangibles	519,000
Borrowings	3,000
Tax effect of adjustments	1,109,923

Adjusted identifiable net assets acquired	9,975,267

Estimated goodwill	$4,059

The following table presents the sensitivity of the purchase price and resulting goodwill to changes in Xenith Bankshares common stock price from its per share stock price of $5.95, the last available closing price prior to the announcement of the transaction. Negative goodwill is recorded in earnings in the period the merger is completed.

	Purchase Price	Estimated Goodwill

Up 20%	$12,090,621	$2,115,354
Up 10%	$11,026,521	$1,051,254
As presented in pro forma	$9,979,326	$4,059
Down 10%	$8,947,296	$(1,027,971)
Down 20%	$7,927,634	$(2,047,633)

COLONIAL ANNUAL MEETING OF SHAREHOLDERS

General

This section contains information about the Colonial annual meeting that has been called to vote upon the matters described below.

Colonial is mailing this proxy statement/prospectus on or about May 6, 2014, to holders of shares of Colonial common stock at the close of business on April 24, 2014, which is the record date for the Colonial annual meeting. Together with this proxy statement/prospectus, Colonial is also sending a notice of the Colonial annual meeting and a form of proxy that is solicited by the board of directors of Colonial for use at the Colonial annual meeting to be held on June 12, 2014 at 6:30 p.m., Eastern time, at Abingdon Ruritan Club, 8784 Guinea Road, Hayes, Virginia, and at any adjournment or postponement of that meeting.

Matters to be Considered

At the annual meeting, you will be asked:

1. To approve the merger proposal (see “Proposal No. 1 — Merger Proposal”);

2. To elect as directors the 10 nominees to the board of directors of Colonial named in this proxy statement/prospectus for terms expiring at the 2015 annual meeting or until their successors are duly elected and qualified or until such directors resign as provided in the merger proposal (see “Proposal No. 2 — Director Election Proposal”);

3. To ratify the appointment of Yount, Hyde & Barbour, P.C. as Colonial’s independent public accountants for the fiscal year ending December 31, 2014 (see “Proposal No. 3 — Auditor Proposal”);

4. To approve any motion to adjourn the Colonial annual meeting to a later date or dates, if necessary, to, among other things, solicit additional proxies if there are insufficient votes at the time of the annual meeting to achieve a quorum or to approve any of the proposals above (see “Proposal No. 4 — Adjournment Proposal”).

Recommendations of the Board of Directors of Colonial

The board of directors of Colonial unanimously (1) determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of Colonial and its shareholders, (2) approved and adopted the merger agreement and the transactions contemplated by the merger agreement and (3) recommends that Colonial shareholders vote “FOR” the merger proposal. The board of directors of Colonial also unanimously recommends that Colonial shareholders vote “FOR” each of the nominees for director, “FOR” the auditor proposal and “FOR” the adjournment proposal.

Record Date and Voting Rights

The board of directors of Colonial has fixed the close of business on April 24, 2014 as the record date for determining the shareholders entitled to notice of and to vote at the Colonial annual meeting or any postponement or adjournment thereof. Accordingly, Colonial shareholders are only entitled to notice of and to vote at the Colonial annual meeting if they were a record holder of Colonial common stock at the close of business on the record date. On the record date, there were 610,175 shares of Colonial common stock outstanding, held by approximately 746 holders of record.

To have a quorum that permits Colonial to conduct business at the Colonial annual meeting, it needs the presence, whether in person or by proxy, of the holders of Colonial common stock representing a majority of the shares outstanding on the record date and entitled to vote. A Colonial shareholder is entitled to one vote for each outstanding share of Colonial common stock held as of the close of business on the record date.

Holders of shares of Colonial common stock present in person at the Colonial annual meeting but not voting, and shares of Colonial common stock for which Colonial has received proxies indicating that its holders have abstained, will be counted as present at the Colonial annual meeting for purposes of determining whether there is a quorum for transacting business. Shares held in “street name” that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal. Broker shares that are voted on any matter at the Colonial annual meeting will be counted as present at the Colonial annual meeting for purposes of determining whether there is a quorum for transacting business.

Votes Required

Vote Required for the Merger Proposal (Proposal No. 1)

The approval of the merger proposal requires the affirmative vote of a majority of the shares of Colonial common stock outstanding on the record date and entitled to vote.

Abstentions and broker non-votes will not count as votes cast. Because, however, approval of the merger proposal requires the affirmative vote of at least a majority of the shares of Colonial common stock outstanding on the record date, abstentions and broker non-votes will have the same effect as votes against the merger proposal. In addition, a failure to vote Colonial shares by proxy or in person will have the same effect as a vote against the merger proposal.

Vote Required for the Director Election Proposal (Proposal No. 2)

The approval of nominees for director under the director election proposal requires a plurality of the votes cast at the Colonial annual meeting, even though less than a majority, to be elected directors.

Abstentions and broker non-votes will not count as votes cast for the director election proposal and will have no effect on the outcome of the election of directors.

Vote Required for the Auditor Proposal (Proposal No. 3)

The approval of the auditor proposal requires that the votes cast for each the proposal exceed the votes cast against the proposal.

Abstentions and broker non-votes will not count as votes cast for the auditor proposal and will have no effect for purposes of determining whether the auditor proposal has been approved.

Vote Required for the Adjournment Proposal (Proposal No. 4)

The approval of the adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

Abstentions and broker non-votes will not count as votes cast for the adjournment proposal and will have no effect for purposes of determining whether the adjournment proposal has been approved.

Stock Ownership of Colonial Directors and Executive Officers

As of the record date, directors and executive officers of Colonial and their affiliates beneficially owned 114,162 shares of Colonial common stock and were entitled to vote 80,155 of those shares at the Colonial annual meeting, representing approximately 13% of the aggregate voting power of Colonial shares entitled to vote at the Colonial annual meeting. Directors who held these shares representing approximately 13% of the aggregate voting power of Colonial shares entitled to vote at the annual meeting as of the record date have entered into a voting agreement pursuant to which, subject to certain exceptions, they have agreed to vote the shares of Colonial common stock that they own in favor of the merger proposal.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of Colonial shareholders. To submit a proxy by mail, complete, sign and date the enclosed proxy card and, if the Colonial shareholder is a shareholder of record, return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the information card provided by its bank, broker or other nominee. When the enclosed proxy card is returned properly executed, the shares of Colonial common stock represented by it will be voted at the Colonial annual meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without indication as to how to vote, the Colonial common stock represented by each such proxy will be voted in favor of all matters for consideration at the Colonial annual meeting as follows: (1) “FOR” the merger proposal (Proposal 1), (2) “FOR” each of the nominees for director (Proposal 2), (3) “FOR” the auditor proposal (Proposal 3), and (4) “FOR” the adjournment proposal (Proposal 4).

If the Colonial annual meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned Colonial annual meeting in the same manner as they would have been voted at the originally scheduled Colonial annual meeting except for any proxies that have been properly withdrawn or revoked.

Your vote is important! Please complete, sign, date and return promptly the proxy card in the enclosed postage-paid envelope whether or not you plan to attend the Colonial annual meeting in person.

Voting In Person

If a Colonial shareholder wishes to vote in person at the Colonial annual meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the meeting.

Revocation of Proxies

Any Colonial shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Colonial annual meeting. If a Colonial shareholder grants a proxy with respect to its Colonial shares and then attends the Colonial annual meeting in person, such attendance at the Colonial annual meeting or at any adjournment or postponement of the Colonial annual meeting will not automatically revoke the proxy. A Colonial shareholder of record may change or revoke a proxy by:

•	timely delivering a later dated proxy or a written notice of revocation; or

•	attending the Colonial annual meeting and voting in person. Attendance at the Colonial annual meeting will not itself revoke a proxy.

If a Colonial shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to Colonial’s Secretary at P.O. Box 2120, Gloucester, Virginia 23061, no later than the beginning of the Colonial annual meeting or, if the Colonial annual meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a Colonial shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by the bank, broker or other nominee, or contact its bank, broker or other nominee, in order to change or revoke a previously given voting instructions.

If assistance is needed in changing or revoking a proxy, please contact Kenneth E. Smith, Executive Vice President, Chief Financial Officer and Secretary, by calling (804) 695-9300 or by writing to Colonial Virginia Bank at P.O. Box 2120, Gloucester, Virginia 23061, Attn: Corporate Secretary.

Solicitation of Proxies

This solicitation is made on behalf of the board of directors of Colonial, and Colonial will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees and fiduciaries for their expenses incurred in forwarding these proxy materials to Colonial shareholders. Proxies may be solicited, without extra compensation, by Colonial’s directors, officers and employees in person or by mail, telephone or other electronic means. Colonial has also engaged Regan & Associates, Inc., a proxy soliciting firm, to assist in the solicitation of proxies for a fee of approximately $5,000.

PROPOSAL NO. 1 — MERGER PROPOSAL

The Merger

The following is a discussion of the merger. This summary may not contain all of the information about the merger that is important to you. Holders of Colonial common stock should read carefully this proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger and the merger agreement. In particular, holders of Colonial common stock are directed to the agreement of merger and the related plan of merger in their entirety, copies of which are attached as Appendix A and Appendix B, respectively, and are incorporated in this proxy statement/prospectus by reference. This section is not intended to provide you with any factual information about Colonial or Xenith Bankshares. Such information can be found elsewhere in this proxy statement/prospectus.

Structure of the Merger

The merger agreement provides for a transaction in which Colonial will merge with and into Xenith Bank, a wholly-owned subsidiary of Xenith Bankshares. Xenith Bank will be the surviving bank in the merger. Each share of Colonial common stock issued and outstanding at the effective time of the merger will be converted into the right to receive a number of shares of Xenith Bankshares common stock, as described below.

Merger Consideration

At the effective time of the merger, each share of Colonial common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 2.65 shares of Xenith Bankshares common stock.

The merger agreement obligates Xenith Bankshares to have the Xenith Bankshares common stock to be issued in connection with the merger approved for listing on the NASDAQ Capital Market, subject to official notice of issuance, prior to the effective time of the merger, if required by the rules of the NASDAQ Capital Market.

No assurance can be given that the current market price of Xenith Bankshares common stock will be equivalent to the market price of Xenith Bankshares common stock on the date that stock is received by a Colonial shareholder or at any other time. The market price of Xenith Bankshares common stock when received by a Colonial shareholder may be greater or less than the current market price of Xenith Bankshares common stock.

Colonial may terminate the merger agreement during the three trading-day period beginning on the seventh calendar day prior to the effective date of the merger if both (1) the trailing 10-day average closing stock price of Xenith Bankshares as reported on the NASDAQ Capital Market at the beginning of such period is less than $4.76 and (2) Xenith Bankshares’ stock price has underperformed the median of the last reported sales prices per share of common stock, reported on NASDAQ for an index group of 10 banks by more than 15% since March 20, 2014. The banks in the index group are Community Bankers Trust Corporation, Peoples Bancorp of North Carolina, Inc., Community Financial Corporation, Monarch Financial Holdings, Inc., Old Point Financial Corporation, First South Bancorp, Inc., Fauquier Bankshares, Inc., First Capital Bancorp, Inc., New Century Bancorp, Inc. and Bay Bancorp, Inc. This termination right is subject to Xenith Bankshares’ right to increase the exchange ratio by the smallest amount necessary to cause either of the two conditions not to exist. See “—Termination of the Merger Agreement” and “Risk Factors—Risks Related to the Merger—Colonial may terminate the merger agreement if Xenith Bankshares common stock falls below certain thresholds.”

Background of the Merger

The merger agreement is the result of arms-length negotiations between representatives of Colonial and representatives of Xenith Bankshares and Xenith Bank during which the parties consulted their respective legal and financial advisors. The following is a brief discussion of the background of these negotiations.

As part of a periodic evaluation of its business and plans and review of its strategic opportunities, Colonial previously has reviewed various strategic alternatives, including whether Colonial should continue as an independent entity or combine with a larger financial institution. These reviews generally took into account a variety of factors, including industry trends and conditions, the merger and acquisition environment affecting financial institutions, Colonial’s historical and projected earnings and prospects, its competitive position relating to other banks and financial services institutions, the values that might be obtainable in a business combination transaction with a larger financial institution, the strategic merit of a business combination with a larger financial institution, and the impact of a business combination transaction on Colonial’s customers, employees and the communities served by Colonial.

These strategic planning initiatives intensified during 2013, as Colonial determined that, in light of the performance of its stock, its ability to access to capital markets and increase its capital necessary to facilitate the growth needed to succeed and create shareholder value in the current market was unlikely. In October 2013, Colonial received an unsolicited proposal from a third-party financial institution expressing an interest in a business combination with Colonial. Thereafter, Colonial solicited requests for proposals from two financial advisors. After that review, the board of directors of Colonial selected a financial advisor and, in November 2013, engaged Sandler O’Neill as its sole financial advisor in connection with Colonial’s consideration of possible strategic opportunities, including a possible sale of the bank.

In the fall of 2013, Sandler O’Neill solicited expressions of interest from a limited number of parties regarding their potential interest in a business combination with Colonial. Certain of those parties entered into confidentiality agreements with Colonial and reviewed a confidential information memorandum, referred to as the CIM, concerning the business and prospects of Colonial and containing certain publicly available and proprietary information with respect to Colonial.

On November 25, 2013, Xenith Bankshares was first contacted by Sandler O’Neill regarding a possible business combination transaction between Xenith Bank and Colonial. On December 16, 2013, T. Gaylon Layfield, III, President and Chief Executive Officer of Xenith Bankshares, and Thomas W. Osgood, Executive Vice President and Chief Financial Officer of Xenith Bankshares, met with Robert L. Bailey, President and Chief Executive Officer of Colonial, and Kenneth E. Smith, Executive Vice President and Chief Financial Officer of Colonial, to discuss a possible business combination and decided to pursue the discussions internally with their respective advisors and boards of directors.

At the close of business on December 16, 2013, in response to the CIM distributed by Sandler O’Neill on Colonial’s behalf, Xenith Bankshares submitted a non-binding expression of interest to Colonial for the acquisition of all of the outstanding capital stock of Colonial for a price within a range of $16.50 - $17.50 per share.

At a meeting held on December 23, 2013, Sandler O’Neill presented the terms of the expressions of interest that it had received from several parties, including Xenith Bankshares and Xenith Bank, regarding their potential interest in a business combination with Colonial. Following the presentation and the discussion regarding the proposals that followed, the board of directors of Colonial authorized Colonial’s management and financial advisors to move forward with discussions with representatives of Xenith Bankshares and Xenith Bank.

In January 2014, Colonial and Xenith Bankshares entered into a confidentiality and non-disclosure agreement, which was made effective as of December 18, 2013, that protected non-public information provided by Colonial and Xenith Bankshares, and their respective subsidiaries, whether furnished before or after such effective date, in connection with a potential transaction involving a business combination between the parties.

Following the effectiveness of the confidentiality and non-disclosure agreement, representatives and advisors of Xenith Bankshares and Xenith Bank began preliminary business, legal and financial due diligence investigations of Colonial.

On January 14, 2014, Messrs. Layfield and Osgood of Xenith Bankshares met with Colonial’s board of directors to review the possible benefits to both banks of a business combination.

After conducting loan review and other preliminary due diligence, Xenith Bankshares submitted revised non-binding expressions of interest to Colonial on February 7, 2014 and February 11, 2014 superseding its initial December 16, 2013 letter, indicating Xenith Bankshares’ interest in acquiring all of the outstanding capital stock of Colonial for aggregate merger consideration in the range of $9.66 - $10.07 million, subject to signing a letter of intent, satisfactory completion of due diligence, a definitive merger agreement, board approvals and other customary closing conditions.

At a meeting held on February 11, 2014, the board of directors of Colonial met to consider the terms of the proposed business combination transaction with Xenith Bankshares and Xenith Bank, Sandler O’Neill gave a presentation on the financial terms of the transaction as then proposed, including the price range and aggregate merger consideration at which Xenith Bankshares had expressed an interest in acquiring Colonial. Following the presentation and the discussion regarding the proposed merger that followed, the board of directors of Colonial authorized Colonial’s management and financial advisors to continue discussions with representatives of Xenith Bankshares and Xenith Bank.

On February 14, 2014, Xenith Bankshares and Colonial entered into a letter of intent, superseding all previous expressions of interest, outlining the principal terms of a transaction in which Xenith Bankshares would acquire all of the outstanding capital stock of Colonial based on a fixed exchange ratio of 2.65 shares of Xenith Bankshares common stock for each share of Colonial common stock, in a transaction in which Colonial would be merged with and into Xenith Bank, with Xenith Bank being the surviving bank. Because the exchange ratio was not subject to adjustment in the event of changes in the market price of Xenith Bankshares common stock, Colonial negotiated a “double trigger” termination right in the event that the price of Xenith Bankshares common stock declines and also underperforms in relation to a group of agreed upon peer banks in order to protect the value of the merger consideration for Colonial shareholders. See “Proposal No. 1 — Merger Proposal—The Merger—Termination of the Merger Agreement” beginning on page 76.

After the signing of the February 14, 2014 letter of intent, the parties pursued further discussions concerning a potential merger. In connection with these discussions, and continuing up until the signing of the definitive agreements for the merger, representatives and advisors of each of Xenith Bankshares, Xenith Bank and Colonial conducted extensive business, legal and financial due diligence investigations. As part of this due diligence process, Colonial’s management and advisors made presentations to, and had numerous conversations with, Xenith Bankshares and Xenith Bank and their representatives and advisors concerning the business and affairs of Colonial. On February 20, 2014, Colonial’s representatives, including Messrs. Bailey and Smith, and representatives of its outside credit review and consulting firm, Fairfax Financial Group, Inc., conducted due diligence regarding the business and affairs of Xenith Bankshares and Xenith Bank at its offices in Richmond, Virginia.

At a special joint meeting held on February 18, 2014, the boards of directors of Xenith Bankshares and Xenith Bank (1) approved, among other things, the terms of the February 14, 2014 letter of intent, (2) authorized, among other things, the engagement of SunTrust Robinson Humphrey, Inc. to act as financial advisor to Xenith Bankshares and Xenith Bank in connection with the proposed merger and (3) authorized Xenith Bankshares and Xenith Bank to proceed with due diligence and the negotiation of a definitive merger agreement, subject to further review and approval of the joint boards of Xenith Bankshares and Xenith Bank before any such definitive merger agreement could be signed on behalf of Xenith Bankshares or Xenith Bank.

On February 26, 2014, Mr. Layfield met with Mr. Bailey to discuss the transaction. At meetings held on February 26, 2014 and March 6, 2014, Messrs. Layfield and Osgood updated the boards of directors of Xenith Bankshares and Xenith Bank on the status of the negotiations with Colonial regarding a possible merger transaction.

On March 4, 2014, Xenith Bankshares’ outside legal counsel delivered an initial draft of a proposed merger agreement to Colonial’s outside legal counsel, and shortly thereafter the parties and their respective advisors began to negotiate definitive documentation for the proposed merger. Xenith Bank concurrently negotiated an offer letter and a separation and consulting agreement with Messrs. Bailey and Smith, respectively, of Colonial, as described under “—Interests of Certain Persons in the Merger,” and a voting agreement with Colonial’s directors who are also shareholders. Between March 4, 2014 and March 20, 2014, negotiations occurred between Colonial and Xenith Bankshares in an effort to resolve all open issues in the merger agreement and the other definitive agreements.

At a special meeting held on March 5, 2014 and a regular meeting held on March 11, 2014, the board of directors of Colonial received updates on the status of the negotiations with Xenith Bankshares and Xenith Bank with respect to the proposed merger, including the proposed merger consideration, the terms of the proposed merger agreement and the due diligence process.

On March 14, 2014, Xenith Bankshares and Colonial modified their February 14, 2014, letter of intent to extend Colonial’s “no-shop” covenant through March 21, 2014.

At a special joint meeting held on March 14, 2014, the boards of directors of Xenith Bankshares and Xenith Bank approved the terms of the definitive merger agreement and ancillary agreements providing for, among other things, the conversion of each issued and outstanding share of the common stock of Colonial into the right to receive 2.65 shares of Xenith Bankshares common stock, subject to adjustment as provided in the merger agreement and subject to the satisfaction or waiver in writing of certain closing conditions.

At a special meeting held on March 20, 2014, Colonial’s outside legal counsel reviewed with the board of directors of Colonial its duties under Virginia law and the principal provisions of the proposed merger agreement. Special attention was given to the provisions of the proposed merger agreement limiting the ability of the board of directors of Colonial to pursue another offer, including the fee of $350,000 that would be payable to Xenith Bankshares under certain conditions. Sandler O’Neill gave a presentation that analyzed, among other matters, the financial terms of the merger. The board of directors of Colonial requested Sandler O’Neill render an opinion as to whether the merger consideration to be received by Colonial shareholders in the merger proposed by Xenith Bankshares was fair, from a financial point of view, to Colonial shareholders. After its presentation, Sandler O’Neill delivered its opinion that as of the date of the merger agreement, and subject to the assumptions made, procedures followed, matters considered and limitations of the review undertaken, the consideration to be received by Colonial shareholders pursuant to the merger agreement was fair to such shareholders from a financial point of view. The full text of Sandler O’Neill’s fairness opinion, as updated to the date of this proxy statement/prospectus, which sets forth the assumptions made, procedures followed, matters considered and limits of the review undertaken, is attached as Appendix C to this proxy statement/prospectus. After deliberation and questions, the board of directors of Colonial unanimously (1) determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of Colonial and its shareholders, (2) approved and adopted the merger agreement and the transactions contemplated thereby and (3) recommended that Colonial shareholders approve the merger proposal.

On March 20, 2014, Xenith Bankshares, Xenith Bank and Colonial executed and delivered the definitive merger agreement. Xenith Bankshares and Colonial issued a joint press release and Xenith Bankshares publicly announced the merger before the beginning of trading on the NASDAQ Capital Market on March 21, 2014.

Colonial’s Reasons for the Merger; Recommendation of the Board of Directors of Colonial

In reaching its determination to approve and adopt the merger agreement and the transactions contemplated thereby, and to recommend the merger agreement to Colonial shareholders, the board of directors of Colonial consulted with Colonial’s management and its financial and legal advisors, and considered a number of factors. The following include the material factors considered by the board of directors of Colonial:

•	Colonial’s business, operations, financial condition and earnings on an historical and a prospective basis, including, without limitation, the difficulty in remaining independent in the eastern Virginia market and continuing to enhance shareholder value in the face of limited earnings capacity;

•	the current and prospective economic conditions in Colonial’s market area, including continued economic uncertainty, stagnant homebuilding and job creation and the potential impact of budget cuts by the U.S. Department of Defense to the economy in Colonial’s market area;

•	the competitive environment facing community banking institutions generally, and Colonial in particular, including increased competition from non-banks, the continued rapid consolidation in the industry, the competitive effects of the increased consolidation on community banking institutions such as Colonial, particularly in the eastern Virginia market;

•	costs associated with technology and regulation, including the increasing burden of regulatory compliance and staffing expectations;

•	the condition of the capital markets for community banking companies, and the inability of Colonial to raise additional capital or grow its balance sheet to adequately enhance shareholder value;

•	the review by the board of directors of Colonial, based on, among other things, the presentation of its financial advisor, Sandler O’Neill, of the financial condition and earnings of Xenith Bankshares on an historical and a prospective basis and of the combined company on a pro forma basis and the historical stock price performance and liquidity of Xenith Bankshares common stock, and the resulting relative interests of Colonial shareholders and Xenith Bankshares shareholders in the common equity of the combined company;

•	its belief that Xenith Bankshares would be an attractive choice as a long-term partner, because, among other things, its market area allows for geographic diversification of risk in the combined company’s loan portfolio and the ability of the combined company to leverage increasing technology and compliance costs across a broader customer base;

•	the ability of Colonial shareholders receiving shares of Xenith Bankshares common stock in the merger to participate in the potential growth of their investment following the merger;

•	the financial analyses and other information presented by Sandler O’Neill to the board of directors of Colonial with respect to the merger and the opinion delivered to the board by Sandler O’Neill to the effect that, as of the date of that opinion, the merger consideration was fair to the holders of Colonial common stock from a financial point of view;

•	the other alternative strategic options potentially available to Colonial, including remaining independent;

•	the previous experience of Xenith Bankshares’ management in completing acquisition transactions;

•	the terms of the merger agreement, which provide for representations, warranties and covenants, conditions to closing and rights related to termination and payment of termination fees that are substantially similar to the representations, warranties, conditions to closing and rights related to termination that appear in similar transactions;

•	the ability of the board of directors of Colonial to terminate the merger agreement, subject to certain conditions, to accept a superior proposal from a third party;

•	the ability of the board of directors of Colonial to terminate the merger agreement under limited circumstances in the event that the price of Xenith Bankshares common stock declines and Xenith Bankshares common stock underperforms in relation to a group of agreed upon peer banks;

•	the general impact that the merger could be expected to have on the constituencies served by Colonial, including its customers, employees and communities;

•	the expectation that the merger would constitute a reorganization under Section 368(a) of the Internal Revenue Code;

•	the results of the due diligence investigation of Xenith Bankshares conducted by Colonial’s management and advisors; and

•	the assessment by the board of directors of Colonial concerning the likelihood that all required regulatory approvals would be obtained promptly.

The board of directors of Colonial also considered:

•	the fact that certain of Colonial’s directors and officers have interests in the merger that are in addition to their interests generally as Colonial shareholders, which have the potential effect to influence such directors’ and officers’ views and actions in connection with the merger;

•	the risk that the benefits sought in the merger would not be fully realized;

•	the risk that the merger would not be consummated;

•	the taxable nature of the transaction for United States federal income tax purposes for Colonial shareholders who receive cash in exchange for their fractional shares of Colonial common stock;

•	the effect of the public announcement of the merger on Colonial’s customer relationships, ability to retain employees and the trading price of Colonial common stock; and

•	the $350,000 termination fee payable, under certain circumstances, by Colonial to Xenith Bankshares, including the risk that the termination fee might discourage third parties from offering to acquire Colonial by increasing the cost of a third party acquisition, and recognition that the termination fee was a condition to Xenith Bankshares’ willingness to enter into the merger agreement.

In the judgment of the board of directors of Colonial, the potential benefits of the merger outweigh these considerations.

The preceding discussion of the information and factors considered by the board of directors of Colonial was not intended to be exhaustive, but, rather, includes all of the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Colonial shareholders approve the merger agreement, the board of directors of Colonial did not quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching that determination. In addition, the board of directors of Colonial did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. The board of directors of Colonial based its determination on the totality of the information presented.

The board of directors of Colonial unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are fair to and in the best interests of Colonial and its shareholders. Accordingly, the board of directors of Colonial unanimously approved and adopted the merger agreement and the transactions contemplated by the merger agreement, and unanimously recommends that shareholders vote “FOR” the merger proposal.

Opinion of Colonial’s Financial Advisor

By a letter, dated November 5, 2013, Colonial retained Sandler O’Neill to act as its sole financial advisor in connection with a potential sale of Colonial to another party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. Colonial selected Sandler O’Neill as its financial advisor based on its qualifications, experience and reputation. Prior to such selection, no material relationship had existed between Colonial and Sandler O’Neill.

Sandler O’Neill acted as financial advisor to the board of directors of Colonial in connection with the proposed transaction and participated in certain aspects of the negotiations leading to the execution of the merger agreement. At its March 20, 2014 meeting, the board of directors of Colonial reviewed the merger agreement and Sandler O’Neill delivered to the board its oral opinion, which was subsequently confirmed in writing, that, as of such date, the merger consideration was fair to the holders of Colonial common stock from a financial point of view. The full text of Sandler O’Neill’s written opinion, dated March 21, 2014, is attached as Appendix C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is subject to, and qualified in its entirety by reference to, the opinion. Colonial shareholders are urged to read the entire opinion carefully in connection with their consideration of the merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the board of directors of Colonial and is directed only to the fairness of the merger consideration to Colonial shareholders from a financial point of view. It does not address the underlying business decision of Colonial to engage in the merger or any other aspect of the merger and is not a recommendation to any Colonial shareholder as to how such shareholder should vote at the Colonial annual meeting with respect to the merger or any other proposal.

In connection with rendering its opinion on March 20, 2014, Sandler O’Neill reviewed and considered, among other things:

•	the merger agreement;

•	certain publicly available financial statements and other historical financial information of Colonial that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Xenith Bankshares that Sandler O’Neill deemed relevant;

•	internal financial projections for Colonial for the years ending December 31, 2014 through December 31, 2016 and a long-term growth rate for the years thereafter as discussed with senior management of Colonial;

•	internal financial projections for Xenith Bankshares for the years ending December 31, 2014 through December 31, 2016 as provided by senior management of Xenith Bankshares;

•	the pro forma financial impact of the merger on Xenith Bankshares, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings as determined by the senior management of Xenith Bankshares;

•	the publicly reported historical price and trading activity for Colonial and Xenith Bankshares common stock, including a comparison of certain financial and stock market information for Colonial and Xenith Bankshares with similar publicly available information for certain other commercial banks, the securities of which are publicly traded;

•	the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector;

•	the current market environment generally and in the commercial banking sector in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Colonial the business, financial condition, results of operations and prospects of Colonial and held similar discussions with certain members of senior management of Xenith Bankshares regarding the business, financial condition, results of operations and prospects of Xenith Bankshares.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to Sandler O’Neill by Colonial and Xenith Bankshares or their respective representatives or that was otherwise reviewed by Sandler O’Neill and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of the respective management of Colonial and Xenith Bankshares that such respective management was not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to and did not undertake an independent verification of any of such information and assumes no responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Colonial and Xenith Bankshares or any of their respective subsidiaries. Sandler O’Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Colonial and Xenith Bankshares. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Colonial and Xenith Bankshares, or the combined entity after the merger and it has not reviewed any individual credit files relating to Colonial and Xenith Bankshares. Sandler O’Neill has assumed, with Colonial’s consent, that the respective allowances for loan and lease losses for both Colonial and Xenith Bankshares are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used internal financial projections as provided by the respective senior management of Colonial and Xenith Bankshares. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Xenith Bankshares. With respect to those projections, estimates and judgments, the respective management of Colonial and Xenith Bankshares confirmed to Sandler O’Neill that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Colonial and Xenith Bankshares, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such estimates or the assumptions on which they were based. Sandler O’Neill also assumed that there was no material change in Colonial’s and Xenith Bankshares’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that Colonial and Xenith Bankshares would remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to the merger agreement would perform all of the covenants required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement were not waived. Finally, with the consent of Colonial, Sandler O’Neill relied upon the advice that Colonial received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of such opinion. Events occurring after the date of its opinion could materially affect its opinion. Sandler O’Neill did not undertake to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

Sandler O’Neill’s opinion was directed to the board of directors of Colonial in connection with its consideration of the merger and does not constitute a recommendation to any Colonial shareholder as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the merger. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Colonial common stock and does not address the underlying business decision of Colonial to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for Colonial or the effect of any other transaction in which Colonial might engage. Sandler O’Neill’s opinion has been approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill has consented to inclusion of its opinion and this summary in the registration statement on Form S-4 that includes this proxy statement/prospectus and to the references to Sandler O’Neill and its opinion contained herein. Sandler O’Neill does not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee, or class of such persons, relative to the compensation to be received in the merger by any other shareholder.

In rendering its March 20, 2014 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration to Colonial shareholders on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Colonial or Xenith Bankshares and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Colonial or Xenith Bankshares and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Colonial, Xenith Bankshares and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the board of directors of Colonial at the March 20, 2014 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Colonial’s common stock or the prices at which Colonial’s common stock may be sold at any time. The analysis and opinion of Sandler O’Neill was among a number of factors taken into consideration by the board of directors of Colonial in making its determination to adopt the merger agreement and the analyses described below should not be viewed as determinative of the decision of the board of directors of Colonial or its management with respect to the fairness of the merger consideration to Colonial shareholders.

At the March 20, 2014 meeting of the board of directors of Colonial, Sandler O’Neill presented certain financial analyses of the merger. The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill or the presentation made by Sandler O’Neill to the board of directors of Colonial, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. Each share of Colonial common stock issued and outstanding immediately prior to the merger will receive 2.65 shares of Xenith Bankshares common stock. The aggregate transaction value of $9.8 million is based upon the 2.65x exchange ratio and 610,175 shares of Colonial common stock outstanding on March 13, 2014. Based upon financial information as or for the quarter ended December 31, 2013, Sandler O’Neill calculated the following transaction ratios:

Transaction Value / Book Value:	79%
Transaction Value / Tangible Book Value:	79%
Transaction Value / Last Twelve Months Earnings Per Share:	17.7x
Core Deposit Premium:	(3.0%)
Market Premium (as of March 13, 2014)	31.4%

Colonial – Regional Comparable Company Analysis

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Colonial and a group of regional financial institutions selected by Sandler O’Neill. The Colonial regional peer group was selected by Sandler O’Neill and consisted of the following selected public banks and thrifts headquartered in Virginia with total assets less than $200 million.

Citizens Community Bank	Pioneer Bankshares, Inc.

MainStreet BankShares, Inc.	Virginia Bank Bankshares, Inc.

Oak View National Bank	Virginia Company Bank

Peoples Bankshares, Inc.

The analysis compared publicly available financial information for Colonial and the median financial and market trading data for the Colonial regional peer group as of and for the most recent quarter ended December 31, 2013. The table below sets forth the data for Colonial and the median data for the Colonial regional peer group as of and for the most recent quarter ended December 31, 2013, with pricing data as of March 13, 2014.

	Colonial	Regional Peer Group Median
Total Assets (in millions)	$115	$160

Tangible Common Equity / Tangible Assets	10.56%	10.55%
Leverage Ratio	10.55%	10.89%
Total Risk Based Capital Ratio	16.65%	15.53%
Last Twelve Months Return on Average Assets	0.47%	0.42%
Last Twelve Months Return on Average Equity	4.57%	4.30%
Last Twelve Months Net Interest Margin	4.29%	3.74%
Last Twelve Months Efficiency Ratio	81.4%	83.7%
Loan Loss Reserves / Gross Loans	2.20%	1.57%
Non-performing Assets / Total Assets	4.95%	2.60%
Most Recent Quarter Net Charge-offs / Average Loans	0.51%	0.28%
Price / Tangible Book Value	60%	58%
Price / Last Twelve Months Earnings Per Share	13.5x	9.4x
Current Dividend Yield	NM	1.8%
Market Capitalization (in millions)	$7	$6

Source: SNL Financial

Colonial - Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of Colonial common stock for the one-year period ended March 13, 2014. Sandler O’Neill also reviewed the history of the publicly reported trading prices of Colonial common stock for the three-year period ended March 13, 2014. Sandler O’Neill then compared the relationship between the movements in the price of Colonial common stock against the movements in the prices of Xenith Bankshares, an index of its regional peer group and the NASDAQ Bank Index.

Colonial One-Year Stock Performance
	Beginning Index Value March 13, 2013	Ending Index Value March 13, 2014
Colonial	100%	152.9%

Colonial Three-Year Stock Performance
	Beginning Index Value March 13, 2011	Ending Index Value March 13, 2014
Colonial	100%	90.6%
Xenith Bankshares	100%	117.6%
Peer Group Index	100%	128.1%
NASDAQ Bank Index	100%	145.9%

Xenith Bankshares - Comparable Company Analysis

Sandler O’Neill also used publicly available information to compare selected financial and market trading information for Xenith Bankshares and a group of financial institutions selected by Sandler O’Neill.

The Xenith Bankshares peer group consisted of the following selected public banks and thrifts headquartered in Virginia with total assets between $500 million - $700 million.

Bank of Southside Virginia Corporation	First National Corporation

Chesapeake Financial Shares, Inc.	F & M Bank Corp.

Eagle Financial Services, Inc.	Highlands Bankshares, Inc.

Fauquier Bankshares, Inc.	John Marshall Bank

First Capital Bancorp, Inc.	New Peoples Bankshares, Inc.

The analysis compared publicly available financial information for Xenith Bankshares and the median financial and market trading data for the Xenith Bankshares peer group as of and for the most recent quarter ended December 31, 2013. The table below sets forth the data for Xenith Bankshares and the median data for the Xenith Bankshares peer group as of and for the most recent quarter ended December 31, 2013, with pricing data as of March 13, 2014.

	Xenith Bankshares	Peer Group Median
Total Assets (in millions)	$680	$591

Tangible Common Equity / Tangible Assets	9.59%	8.58%
Leverage Ratio	10.37%	10.62%
Total Risk Based Capital Ratio	14.23%	15.43%
Last Twelve Months Return on Average Assets	0.33%	0.99%
Last Twelve Months Return on Average Equity	2.26%	9.16%
Last Twelve Months Net Interest Margin	3.89%	3.97%
Last Twelve Months Efficiency Ratio	81.4%	72.2%
Loan Loss Reserves / Gross Loans	0.98%	1.73%
Non-performing Assets / Total Assets	0.88%	2.59%
Most Recent Quarter Net Charge-offs / Average Loans	0.28%	0.18%
Price / Tangible Book Value	98%	98%
Price / Last Twelve Months Earnings Per Share	33.1x	10.2x
Price / 2014 Estimated Earnings Per Share	21.3x	15.4x
Current Dividend Yield	NM	3.0%
Market Capitalization (in millions)	$62	$54

Source: SNL Financial

Xenith Bankshares - Stock Price Performance

Sandler O’Neill reviewed the history of the publicly reported trading prices of Xenith Bankshares common stock for the one-year period ended March 13, 2014. Sandler O’Neill also reviewed the history of the publicly reported trading prices of Xenith Bankshares common stock for the three-year period ended March 13, 2014. Sandler O’Neill then compared the relationship between the movements in the price of Xenith Bankshares common stock against the movements in the prices of Colonial, an index of its peer group and the NASDAQ Bank Index.

Xenith Bankshares One-Year Stock Performance
	Beginning Index Value March 13, 2013	Ending Index Value March 13, 2014
Xenith Bankshares	100%	110.2%

Xenith Bankshares Three-Year Stock Performance
	Beginning Index Value March 13, 2011	Ending Index Value March 13, 2014
Xenith Bankshares	100%	117.6%
Colonial	100%	90.6%
Peer Group Index	100%	128.5%
NASDAQ Bank Index	100%	145.9%

Colonial - Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the present value of Colonial common stock through December 31, 2016.

Sandler O’Neill based the analysis on Colonial’s projected earnings stream as derived from the internal financial projections provided by Colonial management for the years ending December 31, 2014 through 2016 and a long-term growth rate for the years thereafter as discussed with Colonial management.

To approximate the terminal value of Colonial’s common stock at December 31, 2016, Sandler O’Neill applied price to forward earnings multiples of 10.0x to 20.0x and multiples of tangible book value ranging from 50% to 125%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0%.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
10.0%	$11.76	$14.11	$16.46	$18.81	$21.16	$23.51
11.0%	$11.42	$13.70	$15.98	$18.27	$20.55	$22.83
12.0%	$11.09	$13.31	$15.52	$17.74	$19.96	$22.18
13.0%	$10.77	$12.93	$15.08	$17.24	$19.39	$21.55
14.0%	$10.47	$12.56	$14.66	$16.75	$18.84	$20.94
15.0%	$10.18	$12.21	$14.25	$16.28	$18.32	$20.35
16.0%	$9.89	$11.87	$13.85	$15.83	$17.81	$19.79

Tangible Book Value Per Share Multiples

Discount Rate	50%	65%	80%	95%	110%	125%
10.0%	$8.85	$11.50	$14.16	$16.81	$19.46	$22.12
11.0%	$8.59	$11.17	$13.75	$16.32	$18.90	$21.48
12.0%	$8.34	$10.85	$13.35	$15.85	$18.36	$20.86
13.0%	$8.11	$10.54	$12.97	$15.40	$17.84	$20.27
14.0%	$7.88	$10.24	$12.60	$14.97	$17.33	$19.70
15.0%	$7.66	$9.95	$12.25	$14.55	$16.85	$19.14
16.0%	$7.45	$9.68	$11.91	$14.15	$16.38	$18.61

Sandler O’Neill also considered and discussed with the board of directors of Colonial how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Colonial’s net income varied from 30% above projections to 30% below projections. This analysis resulted in the following reference ranges of indicated per share values for Colonial common stock, using a discount rate of 15.48%:

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(30.0%)	$7.54	$9.05	$10.56	$12.07	$13.57	$15.08
(20.0%)	$8.62	$10.34	$12.07	$13.79	$15.51	$17.24
(10.0%)	$9.70	$11.63	$13.57	$15.51	$17.45	$19.39
0.0%	$10.77	$12.93	$15.08	$17.24	$19.39	$21.55
10.0%	$11.85	$14.22	$16.59	$18.96	$21.33	$23.70
20.0%	$12.93	$15.51	$18.10	$20.68	$23.27	$25.85
30.0%	$14.00	$16.81	$19.61	$22.41	$25.21	$28.01

Xenith Bankshares - Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the present value of Xenith Bankshares common stock through December 31, 2016.

Sandler O’Neill based the analysis on Xenith Bankshares’ projected earnings stream as derived from internal financial projections provided by management of Xenith Bankshares for the years ending December 31, 2014 through 2016.

To approximate the terminal value of Xenith Bankshares common stock at December 31, 2016, Sandler O’Neill applied price to forward earnings multiples of 10.0x to 20.0x and multiples of tangible book value ranging from 75% to 200%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 16.0%.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
10.0%	$4.26	$5.12	$5.97	$6.82	$7.68	$8.53
11.0%	$4.14	$4.97	$5.80	$6.63	$7.45	$8.28
12.0%	$4.02	$4.83	$5.63	$6.43	$7.24	$8.04
13.0%	$3.91	$4.69	$5.47	$6.25	$7.03	$7.81
14.0%	$3.80	$4.56	$5.32	$6.07	$6.83	$7.59
15.0%	$3.69	$4.43	$5.17	$5.90	$6.64	$7.38
16.0%	$3.59	$4.31	$5.02	$5.74	$6.46	$7.18

Tangible Book Value Per Share Multiples

Discount Rate	75%	100%	125%	150%	175%	200%
10.0%	$4.11	$5.47	$6.84	$8.21	$9.58	$10.95
11.0%	$3.99	$5.32	$6.64	$7.97	$9.30	$10.63
12.0%	$3.87	$5.16	$6.45	$7.74	$9.03	$10.33
13.0%	$3.76	$5.02	$6.27	$7.52	$8.78	$10.03
14.0%	$3.66	$4.87	$6.09	$7.31	$8.53	$9.75
15.0%	$3.55	$4.74	$5.92	$7.11	$8.29	$9.48
16.0%	$3.45	$4.61	$5.76	$6.91	$8.06	$9.21

Sandler O’Neill also considered and discussed with the board of directors of Colonial how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Xenith Bankshares’ net income varied from 30% above projections to 30% below projections. This analysis resulted in the following reference ranges of indicated per share values for Xenith Bankshares common stock, using a discount rate of 15.48%:

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(30.0%)	$2.74	$3.28	$3.83	$4.38	$4.92	$5.47
(20.0%)	$3.13	$3.75	$4.38	$5.00	$5.63	$6.25
(10.0%)	$3.52	$4.22	$4.92	$5.63	$6.33	$7.03
0.0%	$3.91	$4.69	$5.47	$6.25	$7.03	$7.81
10.0%	$4.30	$5.16	$6.02	$6.88	$7.74	$8.60
20.0%	$4.69	$5.63	$6.56	$7.50	$8.44	$9.38
30.0%	$5.08	$6.10	$7.11	$8.13	$9.14	$10.16

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed a set of comparable mergers and acquisitions. The set of mergers and acquisitions included nine transactions announced from January 1, 2010 through March 13, 2014 involving Virginia commercial banks and thrifts with announced deal values and where the selling bank’s nonperforming assets/total assets ratio at announcement was between 3.00% and 6.00%. Sandler O’Neill deemed these transactions to be reflective of the merger. Sandler O’Neill reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months earnings per share, core deposit premium and market premium. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of these comparable transactions.

	Colonial / Xenith Bankshares	Comparable Transactions Median
Transaction Value / Book Value	79%	81%
Transaction Value / Tangible Book Value	79%	81%
Transaction Value / Last Twelve Months Earnings Per Share	17.7x	36.7x
Core Deposit Premium	(3.0%)	(1.2%)
Market Premium¹	31.4%	35.2%

[1]	One-day market premium

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger is completed in the second quarter of 2014; (2) the exchange ratio of 2.65 shares of Xenith Bankshares common stock per share of Colonial common stock; (3) pre-tax cost savings of $0.9 million with 100% realized in 2015 and 100% realized thereafter; (4) one-time costs of $1.85 million pre-tax, with 50% recognized prior to close; (5) Xenith Bankshares’ performance was calculated in accordance with its management’s prepared earnings projections; (6) Colonial’s performance was calculated in accordance with its management’s prepared earnings projections; (7) certain other assumptions pertaining to costs and expenses associated with the transaction, intangible amortization, opportunity cost of cash and other items. The analyses indicated that, for the full years 2014 and 2015, the merger (excluding transaction expenses) would be accretive to Xenith Bankshares’ projected earnings per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Compensation and Other Relationships

Sandler O’Neill has acted as financial advisor to the board of directors of Colonial in connection with the merger. Colonial has agreed to pay Sandler O’Neill a transaction fee of 1.50% of the total deal value up to $9,672,800 plus 1.75% of the amount by which the total deal value exceeds $9,672,800, due and payable in immediately available funds on the day of closing of the merger. Colonial has paid Sandler O’Neill a fee of $100,000 to render its fairness opinion, which will be credited towards the total transaction fee due at closing. Colonial has also agreed to reimburse Sandler O’Neill for its out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill against certain liabilities, including liabilities under the federal securities laws.

In the ordinary course of their respective broker and dealer businesses, Sandler O’Neill may purchase securities from and sell securities to Colonial and Xenith Bankshares and their respective affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Colonial and Xenith Bankshares or their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Certain Colonial Unaudited Prospective Financial Information

Colonial does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Colonial is including in this proxy statement/prospectus certain unaudited prospective financial information that was made available to Sandler O’Neill, Colonial’s financial advisor, and to Xenith Bankshares in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Colonial, Xenith Bankshares, Sandler O’Neill, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such.

Colonial’s management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Colonial’s business, all of which are difficult to predict and many of which are beyond Colonial’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Colonial can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Colonial’s business, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 16 and page 36, respectively, of this proxy statement/prospectus.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Colonial’s historical GAAP financial statements. Neither Colonial’s independent public accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Colonial can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Colonial does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Colonial or Xenith Bankshares, as applicable, of the merger and does not attempt to predict or suggest future results of the surviving company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the surviving company as a result of the merger, the effect on either Colonial or Xenith Bankshares, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Colonial or Xenith Bankshares, as applicable, of any possible failure of the merger to occur. None of Colonial, Xenith Bankshares, Sandler O’Neill or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Colonial shareholder or other person regarding Colonial’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this proxy statement/prospectus should not be deemed an admission or representation by Colonial or Xenith Bankshares that it is viewed as material information of Colonial, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger proposal, but is being provided solely because it was made available to Colonial’s financial advisor, and to Xenith Bankshares in connection with Xenith Bankshares’ due diligence of Colonial, in connection with the merger.

In light of the foregoing, and considering that the Colonial annual meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Colonial shareholders are cautioned not to place unwarranted reliance on such information, and Colonial urges all Colonial shareholders to review Colonial’s financial statements and other information contained elsewhere in this proxy statement/prospectus for a description of Colonial’s business and reported financial results.

The following table presents a summary of selected Colonial unaudited prospective financial data for the year ending December 31, 2014 (dollars in millions):

2014

Cash, Equivalents & Securities	$33.50
Loans	74.65
Fixed Assets & Other	10.17

Total Assets	$118.82

Total Deposits	$102.43
Other Liabilities	3.16

Total Liabilities	105.59
Equity	12.73

Total Liabilities & Equity	$118.32

2014

Net Interest Income	$4.31
Provision	(0.24)

Net Interest Income after Provision	4.07

Non Interest Income	0.38
Non Interest Expense	3.65

Pre-tax Income	0.80
Income Taxes	0.19

Net Income	$0.61

Certain Xenith Bankshares Unaudited Prospective Financial Information

Xenith Bankshares does not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Xenith Bankshares is including in this proxy statement/prospectus certain unaudited prospective financial information that was made available to Colonial and Sandler O’Neill, Colonial’s financial advisor, in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Xenith Bankshares, Colonial, Sandler O’Neill, their respective representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. Xenith Bankshares’ management approved the use of the following unaudited prospective financial information. This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Xenith Bankshares’ business, all of which are difficult to predict and many of which are beyond Xenith Bankshares’ control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Xenith Bankshares can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Xenith Bankshares’ business, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules. For other factors that could cause actual results to differ, please see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 16 and page 36, respectively, of this proxy statement/prospectus.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Xenith Bankshares’ historical GAAP financial statements. Neither Xenith Bankshares’ independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Xenith Bankshares can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Xenith Bankshares does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Xenith Bankshares or Colonial, as applicable, of the merger and does not attempt to predict or suggest future results of the surviving company. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by the surviving company as a result of the merger, the effect on either Xenith Bankshares or Colonial, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Xenith Bankshares or Colonial, as applicable, of any possible failure of the merger to occur. None of Xenith Bankshares, Colonial, Sandler O’Neill or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Colonial shareholder or other person regarding Xenith Bankshares’ ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this proxy statement/prospectus should not be deemed an admission or representation by Xenith Bankshares or Colonial that it is viewed as material information of Xenith Bankshares, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger proposal, but is being provided solely because it was made available to Colonial in connection with Colonial’s due diligence of Xenith Bankshares, as well as to Colonial’s financial advisor, in connection with the merger.

In light of the foregoing, and considering that the Colonial annual meeting will be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Colonial shareholders are cautioned not to place unwarranted reliance on such information, and Xenith Bankshares urges all Colonial shareholders to review Xenith Bankshares’ financial statements and other information contained elsewhere in this proxy statement/prospectus for a description of Xenith Bankshares’ business and reported financial results.

The following table presents a summary of the selected Xenith Bankshares unaudited prospective financial data for the years ending December 31, 2014, through 2016 (dollars in millions):

	2014	2015	2016
Cash & Equivalents	$115	$135	$155
Loans	650	775	900
Intangible Assets & Other	45	45	45

Total Assets	$810	$955	$1,100

Core Deposits	$650	$775	$900
Other Liabilities	68	84	97

Total Liabilities	718	859	997
Equity	92	96	103

Total Liabilities & Equity	$810	$955	$1,100

	2014	2015	2016
Net Interest Income	$25.4	$29.6	$34.8
Provision	2.4	2.4	2.4

Net Interest Income after Provision	23.0	27.2	32.5

Non Interest Income	1.1	1.3	1.5
Non Interest Expense	20.8	22.2	23.8

Pre-tax Income	3.4	6.3	10.2
Income Taxes	1.1	2.2	3.5

Net Income	$2.2	$4.2	$6.7

Accounting Treatment

Xenith Bankshares will account for the merger as an acquisition of a business, as that term is used under GAAP, for accounting and financial reporting purposes. Under acquisition accounting, the assets and liabilities of Colonial as of the effective time will be recorded at their respective estimated fair values and added to those of Xenith Bankshares. The amount by which the purchase price paid by Xenith Bankshares exceeds the fair value of the net tangible and identifiable intangible assets acquired by Xenith Bankshares through the merger, if any, will be recorded as goodwill. Financial statements of Xenith Bankshares issued after the effective time will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Colonial. A comparison of the most recent annual financial statements of Xenith Bankshares and Colonial indicates that Xenith Bankshares’ investment in Colonial will represent less than 17% of Xenith Bankshares’ assets.

Regulatory Approvals Required for the Merger

Xenith Bankshares and Colonial have agreed to use their best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include the approval of the Board of Governors and the State Corporation Commission of the Commonwealth of Virginia (through the Virginia Bureau). Xenith Bank and Colonial have made applications and other filings for these purposes. On April 30, 2014, the Board of Governors approved the application filed by Xenith Bank in connection with the merger. Xenith Bankshares anticipates receiving approval of its application from the Virginia Bureau by June 15, 2014. The merger cannot proceed without the approval of the Virginia Bureau. It is presently contemplated that if any additional governmental approvals or actions are required, such approvals or actions will be sought. Although Xenith Bank and Colonial expect to obtain all necessary regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

A regulatory body’s approval may contain terms or impose conditions or restrictions relating or applying to, or requiring changes in or limitations on, the operation or ownership of any asset or business of Xenith Bankshares, Colonial or any of their subsidiaries, or requiring that certain assets be held separate or divested. If approval of this nature occurs, the merger agreement permits Xenith Bankshares to decline to consummate the merger. The companies can give no assurance that the required regulatory approvals will be obtained on terms that satisfy the conditions to closing of the merger or within the time frame contemplated by Xenith Bankshares and Colonial. See “Proposal No. 1 — Merger Proposal—The Merger Agreement—Conditions to the Completion of the Merger” on page 69.

Third-Party Consents

As indicated under the heading “Proposal No. 1 — Merger Proposal—The Merger Agreement—Conditions to the Completion of the Merger,” Xenith Bankshares’ obligation to complete the merger is subject to the receipt by Colonial of certain third-party written consents and agreement by such third parties to modify their current agreements with Colonial. These consents and modifications relate primarily to data processing agreements. Colonial is in the process of obtaining these written consents and modifications, believes that it has an agreement in principal to do so and does not expect any difficulty in obtaining them in a timely manner.

In particular, Colonial has a contract with Jack Henry & Associates, referred to as JHA, Monett, Missouri, for data processing services. This contract expires on April 30, 2014. As a negotiated consent pursuant to the merger, JHA has agreed in principal to an indefinite month-to-month continuation of the data processing services in the amount of 125% of Colonial’s previous 12 month’s average invoice amount, with no termination penalties, except that these payments will continue for a minimum of six months. This period is expected to coincide with the targeted data processing conversion/de-conversion associated with the merger.

Material United States Federal Income Tax Consequences

General

The following discussion summarizes the material United States federal income tax consequences of the merger. This discussion is based on the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. Any such change could affect the continuing validity of the discussion.

This discussion only addresses the consequences of the exchange of shares of Colonial common stock held as capital assets. It does not address all aspects of federal income taxation that may be important to a Colonial shareholder in light of that shareholder’s particular circumstances or to a Colonial shareholder subject to special rules, such as:

•	a shareholder who is not a citizen or resident of the United States;

•	a financial institution or insurance company;

•	a tax-exempt organization;

•	a pension plan or other qualified retirement plan;

•	a shareholder whose functional currency is not the U.S. dollar;

•	a United States expatriate;

•	a dealer or broker in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting;

•	a shareholder who is subject to the alternative minimum tax;

•	a partnership, limited liability company that is treated as a partnership for United States federal income tax purposes, a subchapter S corporation or other pass-through entity and investors in such entities;

•	a person who purchased or sells their shares as part of a wash sale;

•	a shareholder who holds his or her Colonial common stock as part of a hedge, appreciated financial position, straddle, conversion or other integrated transaction; or

•	a shareholder who acquired Colonial common stock pursuant to the exercise of compensatory options or otherwise as compensation.

This discussion assumes that a shareholder holds his or her shares of Colonial common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. In addition, the following discussion does not address any non-income tax, alternative minimum tax, net investment income tax or any foreign, state or local tax consequences of the merger.

Federal Income Tax Consequences of the Merger

Tax Opinions. The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a condition to completing the merger, Xenith Bankshares will receive on the closing date of the merger an opinion of Hunton & Williams LLP, and Colonial will receive on the closing date of the merger an opinion of Williams Mullen, referred to together as tax counsel, to the effect that the merger will be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that Xenith Bankshares, Xenith Bank and Colonial will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. Neither Xenith Bankshares nor Colonial intends to waive this condition.

The opinions of tax counsel regarding the merger have relied, and the opinions regarding the merger as of the closing date, referred to as the closing date opinions, will each rely, on (1) representations and covenants made by Xenith Bankshares and Colonial, including those contained in certificates of officers of Xenith Bankshares and Colonial, and (2) certain assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the merger agreement. In addition, the opinions of tax counsel have assumed, and tax counsel’s ability to provide the closing date opinions will depend on, the absence of changes in existing facts or in law between the date of this proxy statement/prospectus and the closing date of the merger. If any of those representations, covenants or assumptions is inaccurate, tax counsel may not be able to provide the required closing date opinions or the tax consequences of the merger could differ from those described in the opinions that tax counsel have delivered. An opinion of tax counsel neither binds the Internal Revenue Service, referred to as the IRS, nor precludes the IRS or the courts from adopting a contrary position. Neither Xenith Bankshares nor Colonial intends to obtain a ruling from the IRS on the tax consequences of the merger. The following discussion assumes that the merger will be treated accordingly.

Federal Income Tax Treatment of the Merger. The merger will be a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and Xenith Bankshares, Xenith Bank and Colonial will each be a party to that reorganization within the meaning of Section 368(b) of the Internal Revenue Code. None of Xenith Bankshares, Xenith Bank and Colonial will recognize any gain or loss for federal income tax purposes as a result of the merger.

Federal Income Tax Consequences to Colonial Shareholders. For federal income tax purposes:

•	A holder of Colonial common stock who receives shares of Xenith Bankshares common stock in the merger generally will not recognize any gain or loss, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Xenith Bankshares common stock. See “—Cash Received in Lieu of a Fractional Share.”

•	The aggregate tax basis of the Xenith Bankshares common stock received in the merger by a holder of Colonial common stock will be the same as that shareholder’s aggregate tax basis in their Colonial common stock surrendered in exchange therefor pursuant to the merger, reduced by any amount of such tax basis that is allocable to a fractional share in Xenith Bankshares common stock for which the shareholder will receive cash instead of a fractional share of Xenith Bankshares common stock.

•	The holding period for shares of Xenith Bankshares common stock received in exchange for shares of Colonial common stock in the merger will include the holding period for the shares of Colonial common stock surrendered in the merger.

In the case of a Colonial shareholder who holds shares of Colonial common stock with differing tax bases and/or holding periods, the preceding rules must be applied separately to each identifiable block of shares of Colonial common stock.

Cash Received in Lieu of a Fractional Share. Holders will generally recognize gain or loss on any cash received in lieu of a fractional share of Xenith Bankshares common stock. The amount of such gain or loss will be equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of Colonial common stock surrendered that is allocable to the fractional share. Such gain or loss generally will be capital gain or capital loss and will be long-term capital gain or long-term capital loss if the holding period for Colonial common stock is more than one year as of the date of the merger. Long-term capital gain of a non-corporate United States shareholder is generally subject to a maximum federal income tax rate of 20%. Capital gains recognized by individuals and certain trusts may also be subject to the 3.8% tax on net investment income.

Federal Income Tax Consequences to Xenith Bankshares Shareholders. For federal income tax purposes, holders of Xenith Bankshares common stock will not recognize gain or loss as a result of the merger.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with cash payments for fractional shares of Colonial common stock pursuant to the merger. Backup withholding at a rate of 28% may apply to cash paid to a Colonial shareholder, unless the shareholder furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the letter of transmittal to be delivered to the shareholder following the completion of the merger.

Any amount withheld under the backup withholding rules will be allowable as a refund or credit against United States federal income tax liability, provided required information is furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

Reporting Requirements

If you receive Xenith Bankshares common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your United States federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger, including:

•	the cost or other basis of your shares of Colonial common stock transferred in the merger; and

•	the fair market value of the Xenith Bankshares common stock and the amount of cash you receive in lieu of fractional shares in the merger.

If a Colonial shareholder receives Xenith Bankshares common stock in the merger and is considered a “significant holder” of Colonial, then that shareholder will be required to retain records of the merger transaction, and to attach to that shareholder’s federal income tax return for the year of the merger a statement setting forth all relevant facts with respect to the nonrecognition of gain or loss upon the exchange, including that shareholder’s tax basis in, and the fair market value of, the Colonial common stock surrendered by that shareholder in the merger. A “significant holder” is any Colonial stockholder that, immediately before the merger, (1) owned at least 1% (by vote or value) of the outstanding stock of Colonial or (2) owned Colonial securities with a tax basis of $1.0 million or more.

This discussion of material United States federal income tax consequences is not a complete analysis or description of all potential federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-income tax, alternative minimum tax, net investment income tax or any foreign, state or local tax consequences of the merger. Accordingly, the companies strongly urge each Colonial shareholder to consult his or her own tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences of the merger to him or her, including any consequences to the Colonial shareholder under the alternative minimum tax or the net investment income tax.

Colonial Shareholders Do Not Have Dissenters’ or Appraisal Rights

Under Virginia law, Colonial shareholders are not entitled to exercise dissenters’ or appraisal rights as a result of the merger or to demand payment for shares of Colonial common stock.

The Merger Agreement

The following is a summary of selected provisions of the agreement of merger and the related plan of merger. While Xenith Bankshares and Colonial believe this description covers the material terms of the merger agreement, it may not contain all of the information that is important to Colonial shareholders. Colonial shareholders should read the agreement of merger and the related plan of merger, which are attached as Appendix A and Appendix B, respectively, and are incorporated in this proxy statement/prospectus by reference, carefully and in their entirety. In addition, the merger agreement and the following summary have been included to provide investors and security holders with information regarding the terms of the merger agreement. They are not intended to provide any other factual information about Xenith Bankshares, Colonial or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the agreement of merger were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the agreement of merger and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each party to the other for the purposes of allocating contractual risk between them that differs from those applicable to Colonial shareholders. Colonial shareholders should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of Xenith Bankshares, Colonial or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreement of merger, which subsequent information may or may not be fully reflected in public disclosures by Xenith Bankshares or Colonial.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Xenith Bankshares, Xenith Bank or Colonial or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus.

Structure of the Merger

The merger agreement provides for a transaction in which Colonial will merge with and into Xenith Bank, a wholly-owned subsidiary of Xenith Bankshares. Xenith Bank will be the surviving bank in the merger. Each share of Colonial common stock issued and outstanding at the effective time of the merger will be converted into the right to receive a number of shares of Xenith Bankshares common stock, as described below.

Merger Consideration

At the effective time of the merger, each share of Colonial common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 2.65 shares of Xenith Bankshares common stock.

The merger agreement obligates Xenith Bankshares to have the Xenith Bankshares common stock to be issued in connection with the merger approved for listing on the NASDAQ Capital Market, subject to official notice of issuance, prior to the effective time of the merger, if required by the rules of the NASDAQ Capital Market.

No assurance can be given that the current market price of Xenith Bankshares common stock will be equivalent to the market price of Xenith Bankshares common stock on the date that stock is received by a Colonial shareholder or at any other time. The market price of Xenith Bankshares common stock when received by a Colonial shareholder may be greater or less than the current market price of Xenith Bankshares common stock.

Colonial may terminate the merger agreement during the three trading-day period beginning on the seventh calendar day prior to the effective date of the merger if both (1) the trailing 10-day average closing stock price of Xenith Bankshares as reported on the NASDAQ Capital Market at the beginning of such period is less than $4.76 and (2) Xenith Bankshares’ stock price has underperformed the median of the last reported sales prices per share of common stock, reported on NASDAQ for an index group of 10 banks by more than 15% since March 20, 2014. The banks in the index group are Community Bankers Trust Corporation, Peoples Bancorp of North Carolina, Inc., Community Financial Corporation, Monarch Financial Holdings, Inc., Old Point Financial Corporation, First South Bancorp, Inc., Fauquier Bankshares, Inc., First Capital Bancorp, Inc., New Century Bancorp, Inc. and Bay Bancorp, Inc. This termination right is subject to Xenith Bankshares’ right to increase the exchange ratio by the smallest amount necessary to cause either of the two conditions not to exist. See “—Termination of the Merger Agreement.”

If, between the date of the merger agreement and the seventh calendar day prior to the effective date of the merger, the shares of Xenith Bankshares common stock are changed into a different number or class of shares by reason of reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend is declared with a record date within that period, appropriate adjustments will be made to the exchange ratio.

No fractional shares of Xenith Bankshares common stock will be issued to any holder of Colonial common stock upon completion of the merger. For each fractional share that would otherwise be issued, Xenith Bankshares will pay cash in an amount equal to the fraction multiplied by the closing price of Xenith Bankshares common stock on the trading day immediately preceding the effective time of the merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of Xenith Bankshares common stock.

Procedures for Surrendering Colonial Stock Certificates

Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Colonial shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of Colonial common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

Until you surrender your Colonial stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective time of the merger with respect to Xenith Bankshares common stock into which any of your shares may have been converted. When you surrender your certificates, Xenith Bankshares will pay any unpaid dividends or other distributions, without interest. After the effective time of the merger, there will be no transfers on the stock transfer books of Colonial of any shares of Colonial common stock.

If certificates representing shares of Colonial common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Colonial common stock represented by that certificate shall have been converted.

If a certificate for Colonial common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit of the fact of such loss, theft or destruction and evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, including posting a bond.

Employee Benefit Plans and Employment Agreements

Employee Benefit Plans. Following the effective time of the merger, Colonial employees will be eligible to participate in those Xenith Bankshares or Xenith Bank benefit plans in which similarly situated employees of Xenith Bankshares or Xenith Bank participate. However, Xenith Bankshares may instead elect to continue the Colonial benefit plans for such employees in lieu of eligibility to participate in the corresponding plan of Xenith Bankshares or Xenith Bank.

With respect to each Xenith Bankshares or Xenith Bank employee benefit plan for which length of service is taken into account, service with Colonial or predecessor employers will be treated as service with Xenith Bankshares or Xenith Bank, as applicable, for purposes of determining eligibility to participate, vesting and entitlement to benefits, including severance benefits and vacation entitlements (but not for accrual of defined benefit pension benefits) to the extent such service is recognized under the corresponding Colonial plan. However, such service will not be recognized to the extent such recognition would result in a duplication of benefits. Such length of service with Colonial will also be taken into account for purposes of satisfying waiting periods, evidence of insurability requirements or the application of any pre-existing condition limitations. In addition, each Xenith Bankshares or Xenith Bank plan will waive pre-existing condition limitations to the same extent waived under the applicable Colonial plan. Such employees will also be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the relevant Xenith Bankshares or Xenith Bank plan.

Severance. Following the effective time of the merger, if the employment of an employee of the former Colonial is involuntarily terminated within one year after the effective time of the merger for a reason other than cause, death or disability, such employee, upon signing an appropriate release in a form reasonably determined by Xenith Bankshares, will be eligible to receive severance pay equal to three months’ base salary or wages, as appropriate.

Excess Parachute Payment Agreement, Split-Dollar Insurance Agreements and Executive Retirement Plan. Xenith Bankshares will, or will cause Xenith Bank to, assume and honor the split-dollar insurance agreements entered into by Colonial with Robert L. Bailey, its President and Chief Executive Officer, and Kenneth E. Smith, its Executive Vice President, Chief Financial Officer and Secretary, as well as Colonial’s Executive Retirement Plan, without reducing or impairing the participants’ rights in such agreements and plan, except as agreed to in the excess parachute payment agreements. As a result of his retirement, Mr. Smith’s split-dollar insurance agreement will terminate. Colonial will not make any withdrawals (other than to pay benefits in the ordinary course) or take any loans from the split-dollar insurance policies. Xenith Bankshares or Xenith Bank may substitute new life insurance policies if doing so does not impair or reduce the rights of the participants. For further information, see the section entitled “—Interests of Certain Persons in the Merger” beginning on page 79.

Treatment of Options

Xenith Bankshares will assume Colonial’s 2004 Equity Compensation Plan. Each outstanding and unexercised option, whether or not vested, to acquire Colonial common stock granted under Colonial’s stock option plan will be converted automatically at the effective time of the merger into an option to purchase Xenith Bankshares common stock. Colonial stock options will continue to be governed by the terms of the Colonial stock option plans under which they were granted, except that:

•	the number of shares of Xenith Bankshares common stock subject to the new Xenith Bankshares option will be equal to the product of (a) the number of shares of Colonial common stock subject to the Colonial stock option and (b) 2.65, rounded down to the nearest whole share, and

•	the exercise price per share of Xenith Bankshares common stock subject to the new Xenith Bankshares stock option will be equal to (a) the exercise price per share of Colonial common stock under the Colonial stock option divided by (b) 2.65, rounded up to the nearest cent.

Restrictions on Resales by Affiliates

Shares of Xenith Bankshares common stock to be issued to Colonial shareholders in the merger have been registered under the Securities Act of 1933, as amended, referred to as the Securities Act, and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Colonial. Any subsequent transfer of shares, however, by any person who is an affiliate of Colonial at the time the merger is submitted for a vote of Colonial shareholders will, under existing law, require either:

•	the further registration under the Securities Act of the Xenith Bankshares common stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•	the availability of another exemption from registration.

An “affiliate” of Colonial is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Colonial. These restrictions generally are expected to apply to the directors and executive officers of Colonial and the holders of 10% or more of the Colonial common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Xenith Bankshares will give stop transfer instructions to the transfer agent with respect to the shares of Xenith Bankshares common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

If any person who is an affiliate of Colonial becomes an affiliate of Xenith Bankshares, such person may only transfer shares in a manner permitted by Rule 144 promulgated under the Securities Act.

Colonial has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of Colonial for purposes of Rule 145 under the Securities Act to deliver to Xenith Bankshares a written agreement intended to ensure compliance with the Securities Act.

Fractional Shares

Xenith Bankshares will not issue fractional shares in the merger. Instead, a payment will be made in an amount in cash, without interest, equal to the product of (a) the fractional part of a share of Xenith Bankshares common stock multiplied by (b) the closing price of Xenith Bankshares common stock on the trading day immediately prior to the effective time of the merger.

Effective Time

The merger will become effective at such time as a certificate of merger is issued by the Clerk of the State Corporation Commission of the Commonwealth of Virginia (or at such later time as specified in the articles of merger).

The companies anticipate that the merger will be completed by June 30, 2014. However, completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, Xenith Bankshares and Colonial will complete the merger. If the merger is not completed on or before October 31, 2014, either Xenith Bankshares or Colonial may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants in the merger agreement. See “Proposal No. 1 — Merger Proposal—The Merger—Regulatory Approvals Required for the Merger” on page 62 and “—Conditions to the Completion of the Merger” below.

Conditions to the Completion of the Merger

Mutual Closing Conditions. The obligations of each of Colonial, Xenith Bankshares and Xenith Bank to consummate the merger are subject to the satisfaction or waiver at or before the effective time of the merger of the following conditions:

•	approval of the merger proposal by Colonial shareholders;

•	absence of any law, judgment, injunction or decree prohibiting the completion of the merger;

•	expiration or termination of any applicable waiting period under Section 18(c) of FDIA;

•	the SEC having declared effective the registration statement for the shares of Xenith Bankshares common stock being issued in the merger and the absence of any SEC stop order suspending such effectiveness or any proceedings for such purpose pending or threatened by the SEC;

•	approval for the listing on the NASDAQ Capital Market of the shares of Xenith Bankshares common stock to be issued in the merger, if required;

•	completion of any required filings with, and receipt of all required actions or approvals by, any governmental body, agency, official or authority to permit the completion of the merger;

•	establishment by Colonial of a Rabbi trust mutually agreeable to Colonial and Xenith Bankshares to hold assets as reserves against Colonial’s unfunded, unsecured obligations under the Colonial Executive Retirement Plan assumed by Xenith Bankshares or Xenith Bank as a result of the merger;

•	accuracy as of the date specified in the merger agreement of the representations and warranties made by the other party to the extent specified in the merger agreement;

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to closing; and

•	delivery of opinions of Xenith Bankshares’ and Colonial’s counsel that the merger will qualify as a reorganization for United States federal income tax purposes.

Additional Closing Conditions for Xenith Bankshares’ Benefit. The obligations of Xenith Bankshares and Xenith Bank to complete the merger are subject to the satisfaction or waiver at or before the effective time of the following additional conditions:

•	absence of any action or proceeding by any government entity or other person (1) challenging or seeking to make illegal, to delay materially or otherwise prohibit the merger or seeking to obtain material damages relating to Colonial’s disclosures or the merger, (2) seeking to restrain or prohibit the operation of the business or assets of Colonial or Xenith Bankshares and its subsidiaries, (3) seeking the disposition of any material portion of the business or assets of Colonial or, if such action or proceeding relates to the merger, Xenith Bankshares and its subsidiaries or that they be held separately, or (4) in the reasonable judgment of Xenith Bankshares, is likely to have a material adverse effect on Colonial or, if such action or proceeding relates to the merger, on Xenith Bankshares and its subsidiaries;

•	absence of any event, occurrence, development or state of circumstances or facts that has had or could reasonably be expected to be material and adverse to Colonial;

•	delivery of a certification from Colonial to the effect that Colonial is not a “United States real property holding corporation” for United States federal tax purposes;

•	absence of any action, examination or determination of any governmental agency or department, including a memorandum of understanding or under FDIA relating to the status or conduct of Colonial that adversely affects in any material manner the anticipated economic benefits to Xenith Bankshares of the merger;

•	delivery of a separation and consulting agreement executed by Mr. Smith;

•	delivery of an offer letter executed by Mr. Bailey;

•	satisfaction in Xenith Bankshares’ good faith discretion with its full investigation of Colonial’s books, records, assets, liabilities, operations, prospects, businesses and condition;

•	delivery of a release by each of the directors and Mr. Bailey, releasing Colonial from any and all claims, with certain limited exceptions, related to the period prior to the effective time of the merger;

•	delivery of an extension of a certain data processing agreement; and

•	delivery of an excess parachute payment agreement executed by each of Messrs. Bailey and Smith.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by both Xenith Bankshares and Colonial as to, among other things:

•	corporate existence, good standing and qualification to conduct business;

•	due authorization, execution, delivery and validity of the merger agreement;

•	governmental and third-party consents necessary to complete the merger;

•	absence of any conflict with organizational documents or any violation of agreements, laws or regulations as a result of the consummation of the merger;

•	capital structure;

•	subsidiaries;

•	absence of material misstatements and omissions in this proxy statement/prospectus;

•	financial statements;

•	absence of certain changes;

•	absence of undisclosed material liabilities;

•	compliance with laws and court orders;

•	fees payable to financial advisors in connection with the merger; and

•	the United States federal income tax treatment of the merger.

Xenith Bankshares also makes a representation and warranty relating to its SEC filings and the absence of material misstatements or omissions from such filings.

Colonial also makes representations and warranties relating to: regulatory compliance; deposits; privacy and data protection; litigation; material contracts; receipt of a fairness opinion from its financial advisor; taxes; employees and employee benefit matters; environmental matters; derivative instruments; insurance; capital management and U.S. Community Reinvestment Act ratings; properties; securities portfolio; affiliate transactions; inapplicability of state takeover statutes and rights plans; certain loan matters; forms of instruments; fiduciary responsibilities; guaranties; the absence of certain business practices; intellectual property and the absence of material misstatements and omissions in the representations and warranties in the merger agreement.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect” means, with respect to Xenith Bankshares or Colonial, as the case may be, a material adverse effect on (1) the prospects, condition (financial or otherwise), business, assets or results of operations of such party and its subsidiaries, taken as a whole or (2) the ability of such party to perform its obligations under or to consummate the transactions contemplated by the merger agreement, provided that none of the following will be taken into account in determining whether there has been or will be a material adverse effect:

•	changes in tax, banking and similar laws or interpretations thereof by courts or governmental authorities, but only to the extent the effect of such changes on such party is not materially worse than the effect on similarly situated banks and their holding companies;

•	changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, but only to the extent the effect of such changes on such party is not materially worse than the effect on similarly situated banks and their holding companies;

•	changes in national or regional political conditions or general economic or market conditions;

•	actions and omissions of Xenith Bankshares, Xenith Bank or Colonial taken after the date of the merger agreement with the prior written consent of the other parties;

•	the effects of compliance by the parties with the covenants in the merger agreement or expenses incurred in consummating the transactions contemplated by the merger agreement; or

•	changes in national or international political or social conditions, including due to war or terrorism, but only to the extent the effect of such changes on such party is not materially worse than the effect on similarly situated banks and their holding companies.

The representations and warranties in the merger agreement do not survive after the effective time of the merger.

Conduct of Business Pending the Merger

Interim Operations of Xenith Bankshares and Colonial. Each of Xenith Bankshares and Colonial has undertaken a separate covenant that places restrictions on it and its subsidiaries until either the effective time of the merger or the termination of the merger agreement. In general, Xenith Bankshares and its subsidiaries and Colonial and its subsidiaries are required to conduct their business in the ordinary course consistent with past practice and safe and sound banking practices and to use their commercially reasonable efforts to preserve intact their present business organizations and relationships with third parties and to keep available the services of their present officers and employees. Each party has also agreed to certain restrictions on its and its subsidiaries’ activities that are subject to exceptions described in the merger agreement.

Colonial has also undertaken separate covenants that require it to take certain actions between the date of the merger agreement and the effective time. Colonial is required to:

•	perform all of its obligations under any documents relating to or affecting its assets, properties and business, except such obligations as Colonial may in good faith reasonably dispute;

•	maintain all insurance policies in effect as of the date of the merger agreement and give all notices and present all claims under all insurance policies in due and timely fashion;

•	file all reports required to be filed with any governmental entity and conform, in all material respects, to all applicable laws, except those being contested in good faith by appropriate proceedings;

•	withhold from each payment made to each of its employees the amount of all taxes required to be withheld and pay such amounts to the proper taxing authority;

•	account for all transactions and prepare all financial statements in accordance with GAAP (unless otherwise instructed by regulatory accounting policies); and

•	promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the applicable instructions for call reports and the Uniform Retail Credit Classification and Account Management Policy.

Colonial is restricted from:

•	amending or proposing any changes to its organizational documents;

•	entering into any merger, consolidation or other significant transaction with a third party, or reserving for issuance, granting, selling or authorizing the issuance of any shares of its capital stock or other securities;

•	disposing of material assets, securities or property;

•	making any additions to capital other than in the ordinary course of business through results of operations;

•	declaring, setting aside or paying any dividends or making any other distribution to its shareholders or purchase, retire or redeem, or obligate itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

•	granting any options or any stock or other equity or equity-based compensation;

•	taking any other action that would make any representation or warranty by it inaccurate in any material respect;

•	increasing compensation or benefits (including severance) for employees, officers or directors, except for changes required by law;

•	amending the terms of any employee or director stock options or other stock based awards;

•	hiring any new officers or other senior management or otherwise making any change in the personnel constituting the officers or directors of Colonial;

•	engaging in any transaction with any affiliated person, with certain limited exceptions;

•	acquiring any capital stock or other equity securities or acquiring any equity or ownership interest in any entity, except through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies;

•	changing its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law or policies imposed by, or required by official recommendations or pronouncements of, any governmental entity;

•	entering into any new material line of business;

•	making, committing to make, renewing, extending the maturity of or altering any of the material terms of any loan, except in a manner consistent with Colonial’s loan policy in effect on the date of the merger agreement, or otherwise making any new loans or extensions of credit that exceed certain thresholds described in the merger agreement;

•	except as provided in Colonial’s investment policy, selling any investment security or purchasing any investment security;

•	participating in any transaction involving the sale, transfer or other disposition of a direct or indirect interest in specified assets and liabilities of Colonial;

•	becoming a party to any swap or similar transactions, whether entered into for the account of Colonial or its customers; and

•	acquiring any real or personal property (except for property acquired through foreclosure or the acquisition of personal property which is budgeted for in Colonial’s annual budget) resulting in expenditures in excess of $50,000 in the aggregate.

Xenith Bankshares is restricted from:

•	amending its organizational documents (and from permitting Xenith Bank to amend its organizational documents) if such amendment would have a material and adverse impact on the value of shares of Xenith Bankshares common stock; and

•	taking any action that would make any representation or warranty by it inaccurate in any material respect.

Xenith Bankshares will take all action necessary to cause Xenith Bank to perform its obligations under the merger agreement and to consummate the merger on the terms and condition set forth in the merger agreement.

Colonial Board’s Covenant to Recommend. The board of directors of Colonial has agreed to recommend the approval of the merger agreement by Colonial shareholders and to call a meeting of its shareholders for this purpose. The board, however, can fail to make, withhold, withdraw, qualify or modify in a manner adverse to Xenith Bankshares its recommendation as discussed below under “—No Solicitation by Colonial.”

No Solicitation by Colonial. Colonial has agreed that Colonial will not, and will cause its officers, directors, employees, investment bankers, attorneys, accountants, consultants, advisors and other agents and representatives not to, directly or indirectly, (1) solicit, initiate, induce or take any action to facilitate or encourage any inquiries or the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below), (2) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information relating to Colonial to any third party relating to, an Acquisition Proposal, (3) grant any waiver or approval under Virginia’s Affiliated Transactions Statute or Control Share Acquisitions Statute (described under “Description of Xenith Bankshares Capital Stock—Antitakeover Provisions of Xenith Bankshares’ Articles of Incorporation, Xenith Bankshares’ Bylaws and Virginia Law—Virginia Antitakeover Statutes”) with respect to any third party, (4) execute or enter into, or propose to execute or enter into, a letter of intent or similar arrangement (whether binding or not) with respect to any Acquisition Proposal or transaction contemplated thereby or, (5) in the case of the board of directors of Colonial (or any committee of the board of directors), fail to make or withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Xenith Bankshares, its recommendation to its shareholders.

However, prior to the time that, but not after, Colonial shareholders approve the merger proposal at the Colonial annual meeting, Colonial may (1) engage in negotiations or discussions with any third party that has made a written bona fide Acquisition Proposal that did not result from a violation of the requirements described above and that the board of directors of Colonial determines in good faith, after consultation with its financial advisors, constitutes or will reasonably lead to a Superior Proposal or (2) furnish to such third party nonpublic information relating to Colonial pursuant to a confidentiality agreement with terms no less favorable to Colonial (including standstill and non-solicitation provisions) than those contained in the confidentiality agreement between Xenith Bankshares and Colonial, provided that Colonial promptly discloses any such information to Xenith Bankshares to the extent not previously provided to Xenith Bankshares; provided, however, that in the case of clauses (1) and (2), the board of directors of Colonial will have determined in good faith, after consultation with outside legal counsel, that taking such action is necessary to comply with its legal duties to the shareholders of Colonial under the laws of the Commonwealth of Virginia and Colonial complies with its obligations described below.

“Acquisition Proposal” means any proposal or offer (other than the transactions with Xenith Bankshares contemplated by the merger agreement) with respect to (1) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Colonial, (2) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 25% voting or economic interest in Colonial or (3) any purchase of assets, securities or other ownership interests representing an amount equal to or greater than 25% of the consolidated assets of Colonial, taken as a whole.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (except that references in the definition of “Acquisition Proposal” to “25%” shall be replaced by “50%”) made by a third party that is on terms that the board of directors of Colonial (after consultation with a financial advisor of recognized reputation) in good faith concludes, taking into account all legal, financial, regulatory and other aspects of the proposal (including, without limitation, any break-up fees, expense reimbursement provisions and conditions to consummation), the likelihood of obtaining financing, and the third party making the proposal, would, if consummated, result in a transaction more favorable to Colonial shareholders from a financial point of view than the transaction contemplated by the merger agreement, taking into account any changes in the transaction proposed by Xenith Bankshares.

Prior to the time that, but not after, Colonial shareholders approve the merger proposal at the Colonial annual meeting, the board of directors of Colonial may, in response to a Superior Proposal that did not result from a violation of Colonial’s obligations, (i) fail to make or withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Xenith Bankshares, its recommendation with respect to the merger proposal to Colonial shareholders and recommend such Superior Proposal to Colonial shareholders, referred to as an adverse recommendation change, and (ii) cause Colonial to terminate the merger agreement and enter into a definitive written agreement with respect to such Superior Proposal; provided, however, that the board of directors of Colonial will not be entitled to take any of the actions described above unless:

•	Colonial will have notified Xenith Bankshares in writing that it intends to take such action, specifying in reasonable detail its reasons, identifying the third party making such Superior Proposal, describing in reasonable detail the material terms and conditions of such Superior Proposal, and including a copy of the proposed definitive agreement;

•	during the five business day period following Xenith Bankshares’ receipt of the notice, Colonial negotiates, and causes its advisors to negotiate, in good faith with Xenith Bankshares, if Xenith Bankshares so desires, to make adjustments to the terms of the merger agreement;

•	as of the close of business on the last day of the notice period, Xenith Bankshares does not make a proposal to Colonial that would, in the reasonable good faith judgment of the board of directors of Colonial (after consultation with its outside legal counsel and financial advisor), permit the board of directors of Colonial to proceed with the Colonial recommendation and not make an adverse recommendation change or so terminate the merger agreement as contemplated in the notice;

•	Colonial has otherwise complied with its obligations;

•	the board of directors of Colonial determines in good faith, after consultation with outside legal counsel and after giving effect to any adjustments to the terms of the merger agreement that were proposed by Xenith Bankshares, that taking such action is necessary to comply with its legal duties to the shareholders of Colonial under the laws of the Commonwealth of Virginia; and

•	Colonial promptly terminates the merger agreement and promptly enters into a definitive written agreement with respect to the Superior Proposal.

Colonial has agreed to, and will cause the advisors, employees and other agents of Colonial to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the merger agreement with respect to any Acquisition Proposal and will use its best efforts and exercise any applicable rights under any confidentiality or non-disclosure agreements to cause any such third party (or its agents or advisors) in possession of confidential information about Colonial that was furnished by or on behalf of Colonial to return or destroy all such information.

From the date of the merger agreement until the earlier of (1) the effective time of the merger and (2) the date on which the merger agreement is terminated, Colonial has agreed not to amend or grant any waiver or release under, or fail to enforce, any (a) any non-solicitation or non-competition covenants or similar agreements with respect to Colonial or any of its directors, officers, employees, consultants or agents and (b) standstill or similar agreements with respect to any Acquisition Proposals, unless, in the case of clause (b), the board of directors of Colonial determines in good faith that taking such action is necessary to comply with its legal duties to the shareholders of Colonial.

Colonial has agreed not to submit to the vote of Colonial shareholders any Acquisition Proposal prior to the termination of the merger agreement.

Indemnification and Insurance. The merger agreement provides that, for a period of six years following the effective time of the merger, Xenith Bank will indemnify and hold harmless Colonial’s present and former officers and directors for acts or omissions occurring at or before the effective time of the merger and will provide these officers and directors with directors’ and officers’ liability insurance in respect of such acts or omissions. These matters are more fully discussed below under the heading “Proposal No. 1 — Merger Proposal—Interests of Certain Persons in the Merger—Indemnification and Insurance” on page 81.

Best Efforts Covenant. Xenith Bankshares and Colonial have agreed to use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to complete the merger and the other transactions contemplated by the merger agreement.

Certain Other Covenants. The merger agreement contains additional mutual covenants, including covenants relating to cooperation regarding filings with governmental and other agencies and organizations and obtaining any governmental or third-party consents or approvals, public announcements, further assurances, access to information, mutual notification of particular events (including any shareholder or other equity interest holder claim or litigation), confidential treatment of non-public information, and actions to be taken so as not to jeopardize the intended tax treatment of the merger.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, whether before or after approval of the matters presented in connection with the merger by Colonial shareholders, in any of the following ways:

•	by mutual written consent of Xenith Bankshares and Colonial,

•	by either Xenith Bankshares or Colonial if:

(A)	the merger has not been consummated on or before October 31, 2014, provided that neither Xenith Bankshares nor Colonial can terminate the merger agreement for this reason if its breach of any obligation under the merger agreement has resulted in the failure of the merger to occur on or before that date,

(B)	there is a permanent legal prohibition to completing the merger,

(C)	Colonial shareholders fail to give the necessary approval at a duly-held shareholders’ meeting, or

(D)	there has been an incurable breach by the other party of any representation or warranty or failure to perform any covenant or agreement that would result in the failure of that party to satisfy a condition to the closing and such condition is incapable of being satisfied by October 31, 2014.

•	by Xenith Bankshares if:

(A)	the board of directors of Colonial makes or publicly proposes to make an adverse recommendation change (as discussed under “—Conduct of Business Pending the Merger”),

(B)	Colonial willfully and materially breaches (1) its covenants to (a) call a shareholder meeting and submit the merger to its shareholders or (b) recommend approval of the merger by Colonial shareholders (subject to the exceptions discussed under “—Conduct of Business Pending the Merger—Colonial Board’s Covenant to Recommend,” on page 74), or (2) its covenant not to solicit or encourage an alternative transaction (as discussed under “—Conduct of Business Pending the Merger—No Solicitation by Colonial,” on page 74), or

(C)	it determines, in good faith after consulting with counsel, there is substantial likelihood that any necessary regulatory approval will not be obtained or will be obtained only upon a condition or conditions that make it inadvisable to proceed with the transactions contemplated by the merger agreement or any other agreement contemplated by the merger agreement.

•	by Colonial if:

(A)	the board of directors of Colonial has authorized Colonial to enter into a definitive written agreement with respect to a Superior Proposal; provided that to terminate on this basis, Colonial must pay a termination fee (as discussed under “—Termination Fees Payable by Colonial,” on page 77), or

(B)	during the three trading-day period beginning on the seventh calendar day prior to the effective date of the merger if both (1) the trailing 10-day average closing stock price of Xenith Bankshares as reported on the NASDAQ Capital Market at the beginning of such period is less than $4.76 and (2) Xenith Bankshares’ stock price has underperformed the median of the last reported sales prices per share of common stock, reported on NASDAQ for an index group of 10 banks by more than 15% since March 20, 2014. The banks in the index group are Community Bankers Trust Corporation, Peoples Bancorp of North Carolina, Inc., Community Financial Corporation, Monarch Financial Holdings, Inc., Old Point Financial Corporation, First South Bancorp, Inc., Fauquier Bankshares, Inc., First Capital Bancorp, Inc., New Century Bancorp, Inc. and Bay Bancorp, Inc. This termination right is subject to Xenith Bankshares’ right to increase the exchange ratio by the smallest amount necessary to cause either of the two conditions not to exist.

If the merger agreement is validly terminated, it will become void without any liability on the part of any party unless the party is in willful breach of the merger agreement. However, the provisions of the merger agreement relating to confidentiality, termination fees and expenses, survival of representations and warranties, governing law, jurisdiction and waiver of jury trial, will continue in effect notwithstanding termination of the merger agreement.

Termination Fees Payable by Colonial

Colonial has agreed to pay Xenith Bankshares a fee of $350,000 if any of the following payment events occurs:

•	termination of the merger agreement by Xenith Bankshares as described in subsection (A) under bullet three and termination by Colonial as described in subsection (A) under bullet four under “—Termination of the Merger Agreement” above. Payment of the termination fee for any of these payment events must be made simultaneously with the occurrence of the event; or

•	termination of the merger agreement by either Xenith Bankshares or Colonial as described in subsections (A) and (C) of bullet two under “—Termination of the Merger Agreement” above, but only if (1) prior to such termination, an Acquisition Proposal shall have been publicly proposed or a third party has publicly announced its intention to make an Acquisition Proposal and (2) within 12 months following the date of such termination: (a) Colonial merges with or into, or is acquired directly or indirectly, by merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or otherwise by, a third party; (b) a third party, directly or indirectly, acquires more than 50% of the total assets of Colonial; or (c) a third party, directly or indirectly, acquires more than 50% of the outstanding voting or economic interest of Colonial (or in any of clauses (a) through (c) Colonial shall have entered into a definitive agreement providing for such action).

If Colonial fails promptly to pay the termination fee described above, Colonial has also agreed to pay any costs and expenses incurred by Xenith Bankshares or Xenith Bank in connection with any legal enforcement action for payment that results in a judgment against Colonial for payment of the termination fee described above.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before the effective time of the merger if, but only if, the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, provided that, after approval of the merger proposal by Colonial shareholders and without their further approval, no amendment or waiver can reduce the amount or change the kind of consideration to be received in exchange for shares of Colonial common stock.

Voting Agreement

General. As an inducement to Xenith Bankshares to enter into the merger agreement, Robert L. Bailey, Hal D. Bourque, Charles F. Dawson, Joseph F. Fary, William D. Fary, Walter H. Graham, Walter B. Hurley, Jr., Joseph A. Lombard, Jr., Kenneth E. Smith and David G. Walker, shareholders of Colonial who are also directors of Colonial, entered into a voting agreement with Xenith Bankshares. As of the record date, these shareholders beneficially owned or controlled approximately 13% of the outstanding shares of Colonial common stock. The voting agreement is attached as Appendix D and is incorporated in this proxy statement/prospectus by reference. Colonial shareholders are encouraged to read the voting agreement in its entirety.

Voting and Proxies. Pursuant to the voting agreement, the shareholders have agreed, among other things, to vote all of shares of Colonial common stock owned or subsequently acquired by them to approve the merger agreement and each other action or agreement related to the merger agreement. The shareholders have also agreed that they will not vote in favor of the approval of any Acquisition Proposal (as defined above), reorganization or similar transaction or any transaction that would frustrate or delay the merger. The shareholders have revoked any and all previous proxies, and granted an irrevocable proxy appointing Xenith Bankshares as their attorney-in-fact and proxy, with full power to vote their shares. The proxy granted to Xenith Bankshares by the shareholders will be revoked only upon termination of the voting agreement.

Other Provisions. The voting agreement provides that the shareholders will not, among other things, without the prior written consent of Xenith Bankshares, directly or indirectly,

•	grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of their shares of Colonial common stock, or

•	acquire, sell, transfer, encumber or otherwise dispose of, any of their shares of Colonial common stock during the term of the voting agreement.

In addition, the shareholders agreed not to authorize or permit any investment bankers, attorneys, accountants, consultants or other agents or advisors of the shareholders, directly or indirectly, to take any of the actions that Colonial is restricted from taking pursuant to the merger agreement described under the first paragraph of the section entitled “—Conduct of Business Pending the Merger—No Solicitation by Colonial” on page 74. The shareholders have also agreed to promptly notify Xenith Bankshares after receipt of any Acquisition Proposal.

However, the shareholders may take any action in their capacity as directors of Colonial that the board of directors would be permitted to take in accordance with the terms and conditions of the merger agreement. In the event the board of directors of Colonial engages in negotiations or discussions with a third party that has made a bona fide Acquisition Proposal that the board of directors of Colonial has determined will lead to a Superior Proposal, the shareholders may engage in negotiations or discussions with the third party regarding entering into a voting agreement, an agreement with respect to granting a proxy or an agreement with respect to the sale of the shareholders’ shares.

The voting agreement terminates upon any termination of the merger agreement.

Stock Market Listing

Xenith Bankshares common stock is listed on the NASDAQ Capital Market. Xenith Bankshares has agreed, if required, to use its commercially reasonable efforts to cause the shares of Xenith Bankshares common stock to be issued in the merger to be listed on the NASDAQ Capital Market. Upon completion of the merger, shares of Colonial common stock will cease to be listed on the OTC Markets marketplace.

Expenses

The merger agreement provides that each of Xenith Bankshares and Colonial will pay its own expenses in connection with the transactions contemplated by the merger agreement; provided, that in the case of Colonial all such costs and expenses, including legal, advisory, accounting and other fees and expenses related to the transactions contemplated by the merger agreement, will either be paid in full on or prior to the closing of the merger or accrued by Colonial prior to the closing of the merger.

Interests of Certain Persons in the Merger

In considering the recommendation of the board of directors of Colonial that Colonial shareholders vote in favor of the merger proposal, Colonial shareholders should be aware that Colonial directors and executive officers have interests in the merger that may be different from, or in addition to, their interests as shareholders of Colonial. The board of directors of Colonial was aware of these interests and took them into account in its decision to approve and adopt the merger agreement and the transactions contemplated by the merger agreement. These interests relate to or arise from the following:

Options to Purchase Shares

As of the record date, the directors and executive officers of Colonial held options to purchase approximately 24,804 shares of Colonial common stock. Each outstanding and unexercised option, whether vested or not vested, to acquire Colonial common stock granted under Colonial’s stock option plans will be converted automatically at the effective time of the merger into an option to purchase Xenith Bankshares common stock. Colonial stock options will continue to be governed by the terms of the Colonial stock option plan under which they were granted, except that:

•	the number of shares of Xenith Bankshares common stock subject to the new Xenith Bankshares option will be equal to the product of (a) the number of shares of Colonial common stock subject to the Colonial stock option and (b) 2.65, rounded down to the nearest whole share, and

•	the exercise price per share of Xenith Bankshares common stock subject to the new Xenith Bankshares stock option will be equal to (a) the exercise price per share of Colonial common stock under the Colonial stock option divided by (b) 2.65, rounded up to the nearest cent.

Severance and Change in Control Payments Under Current Colonial Employment Agreements

Colonial has employment agreements with two of its executive officers: Robert L. Bailey, its President and Chief Executive Officer, and Kenneth E. Smith, its Executive Vice President, Chief Financial Officer and Secretary. The employment agreements contain change in control provisions and, for the purpose of such employment agreements, the completion of the merger will constitute a change in control of Colonial.

Mr. Bailey entered into his employment agreement on August 2, 2010, and Mr. Smith entered into his employment agreement on September 1, 2010. The employment agreements have remained unmodified since their execution and continue until August 31, 2015. The exact terms of the employment agreements differ, but in general the employment agreements provide that, if the executive is terminated without cause or the executive resigns for good reason, before or after a change of control, the executive shall be entitled to receive the following:

•	salary continuation from the date of termination until August 31, 2015 or, if longer, for one year after termination;

•	the right to continued health and dental plan coverage, at a reduced premium, until the later of (a) one year after termination or (b) August 31, 2015; provided, that the subsidized coverage will end when his right to COBRA coverage ends; and

•	all stock options held by the executive become immediately exercisable.

In addition, at any time during the 180 day period following a change of control, the executive may resign without good reason and shall be entitled to a cash payment of $250,000 (but not the salary continuation or subsidized health and dental plan coverage) and all stock options held by the executive become immediately exercisable. Xenith Bankshares and Xenith Bank will not have any obligations to Mr. Bailey under his employment agreement and, as a result of the limitations in his excess parachute agreement, Mr. Bailey will not be entitled to any additional compensation under his employment agreement on or after the completion of the merger. Xenith Bank’s obligations to Mr. Smith under his employment agreement are addressed in the separation and consulting agreement described below.

New Agreements Relating to Employment, Severance and Consulting

Separation and Consulting Agreement. As a condition to completion of the merger, Mr. Smith will enter into a separation and consulting agreement with Xenith Bank, referred to in this section as the Separation and Consulting Agreement, that will become effective on, and is contingent upon, the effectiveness of the merger. The agreement provides that Mr. Smith will resign from employment with, and from all offices and positions in which he serves, Colonial effective as of the effective time of the merger agreement. Mr. Smith also agrees that he will not become an employee of Xenith Bank at the effective time of the merger agreement. The agreement provides that Mr. Smith will be entitled to receive the severance benefits described in the three bullet points under “—Severance and Change in Control Payments under Current Colonial Employment Agreements” above. As additional severance compensation and as additional consideration for Mr. Smith’s release under the agreement, Xenith Bank agrees to make a single sum cash payment to Mr. Smith within 30 days following the date that is six months after the date of Mr. Smith’s separation from service. The amount of the additional severance single sum payment will be equal to the amount, if any, that $250,000 is greater than the sum of the total value of the severance benefits payable under his employment agreement and the amount paid to him for the consulting services described below, but subject to any reduction required under Mr. Smith’s excess parachute payment agreement described below. Mr. Smith also will be entitled to receive any compensation from Colonial that is earned but unpaid as of the effective time of the merger agreement, including earned but unpaid salary and bonus and accrued but unused vacation or paid time off. Mr. Smith also will be entitled to any benefits that are payable to him as a former employee of Colonial under the employee benefit plans and agreements maintained by Colonial at the effective time of the merger agreement.

The Separation and Consulting Agreement provides that during the term of the consulting arrangement (expected to be approximately six months), Mr. Smith will make himself reasonably available to Xenith Bank to consult with, and provide advice to, Xenith Bank’s Chief Financial Officer with respect to matters requested by Xenith Bank’s Chief Financial Officer, including matters relating to the merger of Colonial and Xenith Bank and transition issues that arise following the merger. Mr. Smith will not be required to perform more than 30 hours of consulting services in any month. During the term of the agreement, Mr. Smith will be paid $2,500 per month for the consulting services provided under the Separation and Consulting Agreement.

Mr. Smith may terminate the consulting arrangement at any time and Xenith Bank may terminate the consulting arrangement with 30 days’ notice to Mr. Smith if (i) in the opinion of counsel to Xenith Bank, Mr. Smith is prohibited from performing services for Xenith Bank by any regulatory agency or under the regulations of any regulatory agency, (ii) Mr. Smith fails to perform the services requested by Xenith Bank or (iii) Mr. Smith dies during the term of the agreement.

Offer Letter. As a condition to completion of the merger, Mr. Bailey will accept an offer to serve as Executive Vice President of Xenith Bank and President – Colonial Virginia Bank on an at-will basis, meaning that Mr. Bailey may terminate his employment at any time for any reason or no reason and Xenith Bank may terminate his employment for any reason or no reason. The start date of Mr. Bailey’s employment begins on the effective date of the merger. Mr. Bailey will be entitled to an annual base salary of $190,000 and will be eligible to participate in Xenith Bank’s relationship manager incentive plan. Mr. Bailey’s annual incentive will be at least $20,000 for the 2014 calendar year. Mr. Bailey will also receive health and welfare and certain other benefits offered by Xenith Bank to its associates under either a plan provided by Xenith Bank or a plan previously established by Colonial. The offer letter also provides that Mr. Bailey will receive a retention bonus of $30,000 on each of the first and second anniversaries of the effective date of the merger if his employment continues until the applicable anniversary. If Mr. Bailey is terminated by Xenith Bank for a reason other than cause, any unpaid retention bonus will be payable to him notwithstanding the termination of his employment.

Executive Retirement Plan and Split-Dollar Life Insurance Agreements

Xenith Bankshares will, or will cause Xenith Bank to, assume and honor the split-dollar insurance agreements entered into by Colonial with Messrs. Bailey and Smith, as well as Colonial’s Executive Retirement Plan, without reducing or impairing the participants’ rights in such agreements and plan, except as agreed to in the excess parachute payment agreements. As a result of his retirement, Mr. Smith’s split-dollar insurance agreement will terminate. Colonial will not make any withdrawals (other than to pay benefits in the ordinary course) or take any loans from the split-dollar insurance policies. Xenith Bankshares or Xenith Bank may substitute new life insurance policies if doing so does not impair or reduce the rights of the participants.

Messrs. Bailey and Smith participate in Colonial’s Executive Retirement Plan. The Executive Retirement Plan provides for Colonial to make certain payments to the executive upon the executive’s retirement, or to the executive’s beneficiary or beneficiaries in the event of the executive’s death following the executive’s retirement.

The Executive Retirement Plan provides that if a change in control of Colonial occurs, the executive will vest in the right to receive certain retirement benefits under the Executive Retirement Plan. The consummation of the merger will constitute a change in control of Colonial under the Executive Retirement Plan.

The present value as of March 20, 2014, of the additional retirement payments due under the Executive Retirement Plan as a result of the completion of the merger, is estimated to be an aggregate of $1,018,176 for Mr. Bailey and $297,349 for Mr. Smith. This aggregate amount is an estimate only and is based upon certain actuarial assumptions regarding the date of termination of employment, the date of the change of control of Colonial, interest rates and discount rates and before giving effect to the excess parachute agreements.

Excess Parachute Payment Agreements

As a condition to completion of the merger, Colonial will enter into excess parachute payment agreements with Messrs. Bailey and Smith. The exact terms of the excess parachute payment agreements differ, but in general each agreement provides that compensation payable to Messrs. Bailey and Smith that is deemed to be contingent upon completion of the merger will be reduced to the maximum amount of such compensation that can be paid without a disallowance of deduction for Colonial under Section 280G of the Internal Revenue Code or the imposition of an excise tax on the executive under Section 4999 of the Internal Revenue Code. In general terms, that maximum amount is equal to one dollar less than three times the average taxable compensation paid to the executive during the five calendar years preceding 2014 (or the years of Colonial employment before 2014 in the case of Mr. Bailey), referred to as the safe harbor amount.

Based on Mr. Bailey’s average taxable compensation for calendar years 2010 through 2013, his safe harbor amount is estimated to be approximately $490,000. As noted above, the present value of the acceleration of Mr. Bailey’s rights under the Executive Retirement Plan is estimated to be $1,018,176. The excess parachute payment agreement with Mr. Bailey provides that his benefit under the Executive Retirement Plan will be reduced so that the present value of those benefits, computed as of the date of his retirement or termination, will equal approximately $490,000 (rather than the $1,018,176 that would be payable absent the excess parachute payment agreement). Mr. Bailey will agree in his excess parachute payment agreement that, following completion of the merger, he will not be entitled to receive any additional compensation or benefits under his current employment agreement and that none of Colonial, Xenith Bankshares or Xenith Bank will have any further obligations to Mr. Bailey pursuant to his current employment agreement.

The compensation payable to Mr. Smith that is deemed subject to completion of the merger includes the severance benefits payable under his current agreement, the additional severance payable in a single sum under his Separation and Consulting Agreement and the present value of the acceleration of Mr. Smith’s rights under the Executive Retirement Plan (approximately $297,349). Based on Mr. Smith’s average taxable compensation for calendar years 2008 through 2013, his safe harbor amount is estimated to be approximately $409,000. The excess parachute payment agreement with Mr. Smith provides that the additional severance payable in a single sum under his Separation and Consulting Agreement will be set at an amount such that the additional severance benefit, the severance benefit payable under his current employment agreement and the present value of the acceleration of his rights under the Executive Retirement Plan will equal approximately $409,000, or Mr. Smith’s safe harbor amount.

Indemnification and Insurance

The merger agreement provides that Xenith Bankshares will cause Xenith Bank to, and Xenith Bank agrees that it will, (1) for a period of six years after the effective date of the merger, indemnify and hold harmless the present and former officers and directors of Colonial in respect of acts or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by Virginia law or any other applicable laws or provided under Colonial’s articles of incorporation and bylaws in effect on the date of the merger and (2) for a period of six years after the effective time of the merger, Xenith Bank shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the effective time of the merger covering each present and former officer and director currently covered by Colonial’s officers’ and directors’ liability insurance policy on terms with respect to coverage and in amounts no less favorable than those of such policy in effect on the date of the merger agreement, provided that Xenith Bank shall not be obligated to pay premiums in excess of 300% of the amount per annum Colonial paid in its last full fiscal year.

PROPOSAL NO. 2 — DIRECTOR ELECTION PROPOSAL

Colonial Board Composition; Nominees for the Board of Directors of Colonial

Colonial’s bylaws provide that the board of directors of Colonial consists of a minimum of five directors and a maximum of 25 directors. The board of directors of Colonial currently consists of 10 directors. Proxies cannot be voted for a greater number of directors than the number of nominees named in this proxy statement/prospectus.

The 10 persons named below have been nominated to serve as directors until Colonial’s 2015 annual meeting of shareholders or until their successors are duly elected and qualified or until such directors resign as provided in the merger proposal. Each of the nominees currently serves as a director with a term of office expiring at the 2014 annual meeting and until the election and qualification of their respective successors. The board of directors of Colonial believes that each of these nominees will be available and able to serve as a director, but if any of these persons should not be available or able to serve, the proxy holders may exercise discretionary authority to vote for a substitute proposed by the board of directors of Colonial. Colonial has not adopted a formal policy on board members’ attendance at its annual meetings of shareholders, although all board members are encouraged to attend. All but two of the members of the board of directors of Colonial who were directors at that time attended the Colonial annual meeting in 2013.

Set forth below is certain information about the nominees for election to the board of directors of Colonial as of March 11, 2014.

Robert L. Bailey, age 53, succeeded the former President and Chief Executive Officer of Colonial, William J. Farinholt, on July 1, 2011 as a director and serves as President and Chief Executive Officer of Colonial. Prior to becoming President and Chief Executive Officer, Mr. Bailey served for the previous eight years as President of Bank of Williamsburg and Bay Community Bank, wholly-owned subsidiaries of Union Bankshares, and subsequently Regional President of Union Bankshares’ Hampton Roads region after its merger with First Market Bank, creating Union First Market Bank of Ruther Glen, Virginia.

Hal D. Bourque, age 63, has been a director of Colonial since 2002. In December 2008, Mr. Bourque retired from Virginia Health Services, Inc., referred to as VHS, a health care management company located in Newport News, Virginia, where he served for 34 years and held the positions of Executive Vice President and Director. In these roles, he drew considerable experience in government regulations and assisted VHS through various economic and business cycles. From April 1, 2009 until October 1, 2012, Mr. Bourque served as Colonial’s Compliance and Bank Secrecy Act Officer. On October 1, 2012, Mr. Bourque started Diggs Wharf Consulting, a business management consulting company.

Charles F. Dawson, age 72, has been a director of Colonial since 2002. In 2006, Mr. Dawson retired from Bay Design Group, P.C., an engineering and land surveying company with locations in eastern Virginia and North Carolina, where he served as Partner and Director since 1974. Currently, Mr. Dawson works, on a part-time basis, for BDG, Inc., trading as Bay Design Group. Mr. Dawson was also a founding director of Peninsula Trust Bank, referred to as PTB, serving from 1988 to 2001, including serving on its audit and executive committees.

Joseph F. Fary, age 60, has been a director of Colonial since 2002. Since 1997, Mr. Fary has been the Manager of W. T. Fary Brothers Company, LLC, a retail lumber sales company located in Gloucester, Virginia. He has worked for W. T. Fary Brothers for over 30 years.

William D. Fary, age 84, has been a director of Colonial since 2002. Mr. Fary is the owner and President of Bill Fary Auto, Inc., a retail automobile sales establishment located in Gloucester, Virginia. He has operated the dealership for over 43 years. He is also President of Mobjack Development, Ltd. and Managing Member of Pearfield Land & Timber, LLC. Mr. Fary was also a founding director of PTB, serving from 1988 to 2001, including serving as the chairman of its loan committee.

Walter H. Graham, age 57, has been a director of Colonial since April 2012. Mr. Graham is the President of The Lee Group, an executive search and temporary staffing firm in Newport News, Virginia. Mr. Graham began his career with The Lee Group in 1998, serving as its Chief Financial Officer. Prior to joining The Lee Group, Mr. Graham was a partner in the accounting firm of Graham, Carter & Jennings, PLC for eight years. In addition, he worked in the 1980s for Peat, Marwick, Mitchell & Company, now KPMG, as a senior staff auditor. He was recruited by KPMG to serve as Controller of Newport News Savings Bank, responsible for all regulatory reporting and liquidity management. Although he no longer works actively as a CPA, he continues to teach a CPA review course for accountants preparing for the CPA exam. He has both a bachelor of science and a master’s degree in accounting.

Walter B. Hurley, Jr., age 55, has been a director of Colonial since 2006. Mr. Hurley is the President of H&H Development Corp. and Hurlock Management, commercial property development companies, and President of Hurley, LLC, owner of Bethpage Camp-Resort in Urbanna, Virginia and Grey’s Point Camp in Topping, Virginia. He has held these management positions for over 10 years.

Joseph A. Lombard, Jr., age 67, has served as the Chairman of the Board of Colonial since 2002. Dr. Lombard has been a self-employed dentist since 1977 in Gloucester, Virginia. Dr. Lombard was also a founding director of PTB, serving as Chairman of its board from 1988 to 2001.

Kenneth E. Smith, age 62, has served as the Executive Vice President and Chief Financial Officer of Colonial and has been a director of Colonial since 2002. Mr. Smith has more than 40 years of banking experience. He was a founder, organizing Director, Executive Vice President and Chief Financial Officer of PTB from 1988 to 2001. He was Executive Vice President and Chief Financial Officer of Atlantic Financial Corp. (formerly Mid-Atlantic Community Bank Group) from 1998 to 2001. He served as Executive Vice President of F&M Bank-Atlantic and then returned to the Federal Reserve Bank of Richmond, where he previously served as a commercial bank examiner from 1976 to 1987. Upon returning to the Federal Reserve Bank of Richmond in 2001, he served as Special Operations Coordinator in the Banking Supervision and Regulation Department from 2001 through 2002.

David G. Walker, age 68, has been a director of Colonial since 2002. Dr. Walker is a self-employed dentist located in Williamsburg, Virginia, where he has been in private practice since 1972. Dr. Walker was also a founding director of PTB serving from 1988 to 1992, including serving on its executive committee.

The board of directors of Colonial unanimously recommends that shareholders vote “FOR” each of the nominees for director.

Board of Directors of Colonial

The business and affairs of the Colonial are managed under the direction of the board of directors of Colonial in accordance with the Virginia Stock Corporation Act and its articles of incorporation and bylaws.

Independence of Directors

The board of directors of Colonial has affirmatively determined that Drs. Lombard and Walker and Messrs. Bourque, Dawson, J. Fary, W. Fary, Graham and Hurley are “independent” directors within the NASDAQ Stock Market listing standards, referred to as the NASDAQ listing standards. For a director to be considered independent, the board of directors of Colonial must determine that the director does not have a relationship with Colonial that would interfere with the exercise of judgment in carrying out the responsibilities of a director.

There are no current arrangements between any nominee and any other person pursuant to which a nominee was selected. No family relationships exist among the directors, except that William D. Fary, Jr. is the uncle of Joseph F. Fary. No family relationships exist between any of the directors and the executive officers of Colonial.

Board of Directors of Colonial Meetings

During calendar year 2013, the board of directors of Colonial held 17 meetings. During 2013, each incumbent director attended at least 75% of the aggregate of (1) the total number of meetings of the board of directors of Colonial held during 2013 while he was a member of the board of directors of Colonial and (2) the total number of meetings of all committees of the board of Colonial on which the director then served.

Meetings of Independent Colonial Directors

All audit committee meetings include an executive session where all members of management of Colonial and any other employees are excused and thereby excluded from any discussion. Non-employee directors of Colonial also meet periodically outside of regularly scheduled board meetings. No formal executive sessions have been scheduled for 2014 other than those scheduled to be a part of regular audit committee meetings. Executive committee meetings (held on an ad hoc basis) likewise include executive sessions where any members of management of Colonial are excused and excluded from discussion and voting.

Colonial’s Board’s Role in Risk Oversight

Overall risk management is delineated by the various operational functions of Colonial. The board of Colonial relies on Colonial’s Compliance Officer for specific risk analysis of consumer regulations and Colonial’s Bank Secrecy Act and USA PATRIOT Act of 2001 performance. Colonial’s Chief Financial Officer is charged with risk assessment analysis of such functions as information technology, accounting and financial reporting and corresponding internal controls. Such issues as interest rate risk and general balance sheet management are first the responsibility of Colonial’s Chief Financial Officer, with subsequent oversight by the asset and liability committee, which includes four outside, independent board members.

Committees of the Board of Directors of Colonial

As noted above, the board of directors of Colonial established various committees to assist it with its responsibilities. These committees are described below.

Audit Committee

The members of Colonial’s audit committee are Messrs. Dawson, J. Fary, Graham and Hurley, all of whom the board of Colonial in its business judgment has determined are independent as defined by the NASDAQ listing standards and SEC regulations. Colonial’s audit committee met on three occasions in 2013. Colonial’s audit committee assists the board of directors of Colonial in fulfilling its oversight responsibility to the shareholders relating to the integrity of Colonial’s financial statements, Colonial’s compliance with legal and regulatory requirements and the qualifications, independence and the performance of the internal audit function. Colonial outsources a portion of its internal audit function to an independent public accounting firm. Colonial’s audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of the registered independent accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for Colonial. The board of directors of Colonial has adopted a written charter for Colonial’s audit committee, which is available for viewing at www.colonialvabank.com/investor.asp.

Executive Committee

The members of the executive committee of Colonial are Dr. Lombard and Messrs. Bailey, Bourque and Dawson. The board of directors of Colonial in its business judgment has determined that all members with the exception of Mr. Bailey are independent as defined by the NASDAQ listing standards. The executive committee did not meet in 2013. The executive committee has the authority to exercise all powers and authority of the board of Colonial, including, without limitation, the powers and authority enumerated in Colonial’s bylaws, except in circumstances outlined in the executive committee charter. The executive committee’s formal charter is available for viewing at www.colonialvabank.com/investor.asp.

Compensation Committee

The members of the compensation committee of Colonial are Dr. Lombard and Messrs. Dawson, J. Fary and Hurley. Dr. Lombard serves as Chairman of the compensation committee. The board of directors of Colonial has determined that all members are independent as defined by the NASDAQ listing standards. The compensation committee met three times in 2013. The compensation committee’s charter is available for viewing at www.colonialvabank.com/investor.asp.

The compensation committee of Colonial reviews its Chief Executive Officer’s performance and compensation and reviews and sets guidelines for compensation of the other executive officers. The compensation committee of Colonial, in carrying out this charge, reviews salary surveys obtained from the American Bankers Association and the Virginia Bankers Association, including such elements as job descriptions, base salary, incentive bonuses, stock options and other perquisites such as post-retirement benefits, insurance and corporate vehicles. In evaluating Colonial’s executives, specific job responsibilities are considered, particularly specific to Colonial’s small size and the limited staff which requires the executives to perform additional duties not typical of their respective titles. Additional considerations include Colonial’s overall performance and operating results. All decisions by the compensation committee of Colonial relating to the compensation of Colonial’s executive officers are reported to the full board of directors of Colonial.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee of Colonial are Dr. Lombard and Messrs. Dawson, J. Fary and Hurley. All members are independent as defined by the NASDAQ listing standards. The nominating and corporate governance committee met one time in 2013. The charter for this committee is available for viewing at www.colonialvabank.com/investor.asp.

In identifying potential nominees, the nominating and corporate governance committee of Colonial takes into account such factors as it deems appropriate, including the current composition of the board of Colonial, the range of talents, experiences and skills that would best complement those that are already represented on the board of Colonial, the balance of management and independent directors and the need for specialized expertise. The nominating and corporate governance committee of Colonial considers candidates for board of Colonial membership suggested by its members and by management, and the nominating and corporate governance committee of Colonial will also consider candidates suggested informally by a Colonial shareholder.

The nominating and corporate governance committee of Colonial considers, at a minimum, the following factors in recommending potential new directors, or the continued service of existing directors:

•	the ability of the prospective nominee to represent the interests of the Colonial shareholders;

•	the prospective nominee’s standards of integrity, commitment and independence of thought and judgment;

•	the prospective nominee’s ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee’s service on other boards;

•	the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the board of directors of Colonial; and

•	the prospective nominee’s involvement within the communities Colonial serves.

Consideration of Director Nominees

Colonial shareholders entitled to vote for the election of directors may submit candidates for formal consideration by Colonial in connection with an annual meeting of shareholders, if Colonial receives timely written notice, in proper form, for each such recommended director nominee. If the notice is not timely and in proper form, the nominee will not be considered by Colonial. To be timely for the 2015 annual meeting, the notice must be received within the time frame set forth in “Annual Meeting Shareholder Proposals” on page 175 of this proxy statement/prospectus. To be in proper form, the notice must include each nominee’s written consent to be named as a nominee and to serve, if elected, and information about the shareholder making the nomination and the person nominated for election. These requirements are more fully described in Section 2.5 of Colonial’s bylaws, a copy of which will be provided, without charge, to any shareholder upon written request to the Colonial’s Secretary, whose address is Colonial Virginia Bank, P.O. Box 2120, Gloucester, Virginia.

Under the current process for selecting new board candidates, the board of directors of Colonial identifies the need to add a new member with specific qualifications or to fill a vacancy on the board. The nominating and corporate governance committee of Colonial will initiate a search, working with staff support and seeking input from its members and senior management, hiring a search firm, if necessary, and considering any candidates suggested informally or recommended by shareholders. An initial slate of candidates that will satisfy criteria and otherwise qualify for membership on the board of Colonial may be presented to the board. A determination is made as to whether the board members have relationships with preferred candidates and can initiate contacts. The Chief Executive Officer and the nominating and corporate governance committee of Colonial interview prospective candidates. The board meets to conduct additional interviews of prospective candidates, if necessary, and to consider final candidates for approval.

Compensation of Colonial’s Directors

Directors’ fees totaled $79,400 and $69,800 as of December 31, 2013 and 2012, respectively. Colonial’s directors were paid $400 for each board meeting attended and, other than directors who are executive officers at Colonial, $200 for each committee meeting attended in 2013.

Lending Relationships with Insiders

Colonial has ordinary lending relationships with certain directors and executive officers of Colonial and persons with whom they are associated. In the opinion of Colonial’s management, all loans and commitments for loans that have been made to these individuals were made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the same time for comparable transactions with persons not related to Colonial. These loans and commitments were made in the ordinary course of business and do not involve more than a normal risk of collection or present other unfavorable features. Colonial expects to have similar lending relationships in the future.

Both the directors and executive officers of Colonial, and their related interests, have various types of lending relationships with Colonial. As of December 31, 2013 and 2012, the total amount of loans outstanding to these individuals was $1,722,342 and $1,667,156, respectively. New loans to directors and executive officers during the years ended December 31, 2013 and 2012 totaled $612,794 and $440,095, respectively.

Deposits of directors and executive officers of Colonial as of December 31, 2013 and 2012 amounted to $10,302,796 and $9,397,080, respectively.

Compensation of Executive Officers

Colonial’s Chief Executive Officer and the other executive officer as of December 31, 2013 are collectively referred to in this “—Compensation of Executive Officers” section as its named executive officers. The following table shows, for the fiscal years ended December 31, 2013 and 2012, the cash compensation paid by Colonial, as well as certain other compensation paid or accrued in those years, to each of the named executive officers in all capacities in which each served:

2013 Summary Compensation Table

The following table shows, for the fiscal years ended December 31, 2013 and 2012, the cash compensation paid by Colonial, as well as certain other compensation paid or accrued in those years, to each of the named executive officers in all capacities in which each served.

2013 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Option Awards ($) (2)	All Other Compensation ($) (3)	Total ($)
Robert L. Bailey	2013	174,231	2,250	—	12,554	189,035
President and Chief Executive Officer	2012	155,000	15,000	7,634	4,400	182,034
Kenneth E. Smith	2013	148,231	1,450	—	6,400	156,081
Executive Vice President and Chief Financial Officer	2012	145,346	—	3,340	5,600	154,286

(1)	Mr. Bailey’s bonus in 2012 reflects payments of the Short-Term Cash Incentive granted in Mr. Bailey’s compensation package at his hiring on September 1, 2010, to compensate for benefits lost when he terminated his position with his previous employer.
(2)	Reflects the grant date fair value computed in accordance with Financial Accounting Standards Board, referred to as FASB, Accounting Standards Codification Topic 718, “Compensation—Stock Compensation. For information on the model and assumptions used in this valuation,” referred to as ASC Topic 718. See Note 10 to Colonial’s audited financial statements for the fiscal year ended December 31, 2013 contained elsewhere in this proxy statement/prospectus.
(3)	Includes fees earned or paid in cash for serving as a director for Messrs. Bailey and Smith and automobile allowance and country club dues for Mr. Bailey.

2013 Outstanding Equity Awards as of Fiscal Year-End

The following table includes certain information with respect to the value of all unexercised options and stock awards that have not vested held by the named executive officers as of December 31, 2013.

	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Robert L. Bailey	1,000	—	17.50	9/1/2020
	1,000	—	12.50	9/1/2021
	1,500	—	8.50	4/10/2022
	1,000	—	6.75	9/1/2022
Kenneth E. Smith	2,000	—	21.00	7/13/2014
	3,500	—	22.00	2/2/2015
	1,000	—	8.50	4/10/2022

Employment Agreements

Effective as of August 2, 2010, Colonial and Mr. Bailey entered into an employment contract that provided for Mr. Bailey’s service to begin September 1, 2010 as Executive Vice President and Senior Lending Officer of Colonial. Mr. Bailey’s employment contract is for five years at an initial base annual salary of $155,000, and he is eligible for base salary increases and bonuses as determined by the board of directors of Colonial. Mr. Bailey’s employment contract includes a provision relating to the then-current formal intention of the board to promote Mr. Bailey to the position of President and Chief Executive Officer and to elect him to the board of directors of Colonial upon the former President and Chief Executive Officer’s retirement on June 30, 2011. Mr. Bailey’s employment may be terminated by Colonial with or without cause. If he resigns for “good reason” or is terminated without “cause” (as those terms are defined in the employment contract), however, he is entitled to salary and certain benefits for the greater of the remainder of his contract or one year. Any such resignation for “good reason” may occur before or after a “change of control” (as that term is defined in the employment contract), and a resignation after a change of control will also result in all stock options becoming immediately exercisable. Mr. Bailey may also resign without “good reason” at any time within 180 days after a change of control. In such an event, Colonial will pay to him a cash amount of $250,000, and all stock options held by him will become immediately exercisable. Mr. Bailey’s contract also contains a covenant not to compete. Certain other perquisites are included in Mr. Bailey’s contract.

Effective as of September 1, 2010, Colonial and Kenneth E. Smith entered into an employment contract that provides for Mr. Smith’s service as Executive Vice President and Chief Financial Officer of Colonial. Mr. Smith’s employment contract is for five years at an initial base annual salary of $141,112, and he is eligible for base salary increases and bonuses as determined by the board of directors of Colonial. Mr. Smith’s employment may be terminated by Colonial with or without cause. If he resigns for “good reason” or is terminated without “cause” (as those terms are defined in his employment contract), however, he is entitled to salary and certain benefits for the greater of the remainder of his contract or one year. Any such resignation for “good reason” may occur before or after a “change of control” (as that term is defined in the employment contract), and a resignation after a change of control will also result in all stock options becoming immediately exercisable. Mr. Smith may also resign without “good reason” at any time within 180 days after a change of control. In such an event, Colonial will pay to him a cash amount of $250,000, and all stock options held by him will become immediately exercisable. Mr. Smith’s contract also contains a covenant not to compete.

See “Proposal No. 1 — Merger Proposal—Interests of Certain Persons in the Merger” for information regarding the impact of the merger on these employment agreements.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2013 with respect to certain compensation plans under which equity securities of Colonial are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:
2004 Equity Compensation Plan	39,704	$17.87	30,296
Total	39,704	$17.87	30,296

PROPOSAL NO. 3 — AUDITOR PROPOSAL

The audit committee of the board of directors of Colonial has selected the firm of Yount, Hyde & Barbour, P.C. as independent public accountants to audit the consolidated financial statements of Colonial for the fiscal year ending December 31, 2014. Yount, Hyde & Barbour, P.C. audited the financial statements of Colonial for the fiscal year ended December 31, 2013. Representatives of Yount, Hyde & Barbour, P.C. are expected to be present at the Colonial annual meeting, will have an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.

The board of directors of Colonial unanimously recommends that shareholders vote “FOR” the auditor proposal.

Colonial’s Audit Committee Report

Colonial’s audit committee oversees the quality and integrity of Colonial’s financial reporting processes and its systems of internal accounting controls. Colonial’s management is responsible for its financial statements, including Colonial’s system of internal accounting controls, and the independent public accountants are responsible for performing an independent audit of those financial statements. Colonial’s audit committee operates under a written charter that has been adopted by the board of directors of Colonial.

Colonial’s audit committee has met and held discussions with management and Yount, Hyde & Barbour, P.C., Colonial’s independent public accountants, regarding Colonial’s audited 2013 financial statements. Management represented to Colonial’s audit committee that Colonial’s financial statements were prepared in accordance with GAAP, and Colonial’s audit committee has reviewed and discussed the financial statements with management and Yount, Hyde & Barbour, P.C.

Colonial’s audit committee has discussed with Yount, Hyde & Barbour, P.C. the matters required to be discussed under AU-C Section 260, “The Auditors’s Communication with Those Charged With Governance,” as adopted by the American Institute of CPAs. In addition, Colonial’s audit committee has discussed with Yount, Hyde & Barbour, P.C. that firm’s independence from Colonial.

In reliance upon the audit committee’s discussions with management and Yount, Hyde & Barbour, P.C., and the audit committee’s review of the representations of management and the report of Yount, Hyde & Barbour, P.C. to Colonial’s audit committee, Colonial’s audit committee recommended that the board of directors of Colonial include the audited financial statements in Colonial’s annual report for the year ended December 31, 2013.

AUDIT COMMITTEE

Charles F. Dawson

Joseph F. Fary

Walter H. Graham

Walter B. Hurley, Jr.

Fees Billed by Colonial’s Independent Public Accountants

The following table presents the fees billed for professional audit services rendered by Yount, Hyde & Barbour, P.C. for the audit of Colonial’s consolidated financial statements for the years ended December 31, 2013 and 2012 and fees billed for other services rendered by Yount, Hyde & Barbour, P.C. during this period.

	2013	2012
Audit fees(1)	$35,950	$38,867
Audit related fees(2)	2,825	350
Tax fees(3)	4,300	5,190
All other fees	—	—

	$43,075	$44,407

(1)	Audit fees include the audit of the Colonial’s annual financial statements, review services provided in connection with Colonial’s statutory and regulatory filings and engagements and, through the Quarterly Report on Form 10-Q for the period ended March 31, 2012, the review of documents filed with the Federal Reserve.
(2)	Audit-related fees include pre-approved consultation concerning financial accounting and reporting standards that are reasonably related to the performance of the audit or review of Colonial’s financial statements and not reported under the heading “Audit Fees” above.
(3)	Tax fees include preparation of federal income tax returns and related compliance.

All of the above services were pre-approved by Colonial’s audit committee. Colonial’s audit committee considers the provision of all of the above services to be compatible with maintaining the independence of Colonial’s independent public accountants, Yount, Hyde & Barbour, P.C.

INFORMATION ABOUT XENITH BANKSHARES

Description of Xenith Bankshares’ Business

Overview

Xenith Bankshares is a Virginia corporation that is the bank holding company for Xenith Bank, a Virginia banking corporation and a member of the Board of Governors of the Federal Reserve. Xenith Bank is a full-service, locally-managed commercial bank specifically targeting the banking needs of middle market and small businesses, local real estate developers and investors, private banking clients and select retail banking clients. Xenith Bankshares is focused geographically on the Greater Washington, DC, Richmond, Virginia and the Greater Hampton Roads, Virginia, metropolitan statistical areas. Xenith Bank conducts its principal banking activities through its six branches, with one branch located in Tysons Corner, Virginia, two branches located in Richmond, Virginia and three branches located in Suffolk, Virginia. Xenith Bankshares acquired the three branches located in Suffolk in the merger (discussed below) of Xenith Corporation with and into First Bankshares, Inc., referred to as First Bankshares, the parent company of its wholly-owned subsidiary, SuffolkFirst Bank. Prior to the merger, SuffolkFirst Bank opened its first branch in Suffolk, Virginia, in 2003 under the name of SuffolkFirst Bank.

Xenith Bankshares’ services and products consist primarily of taking deposits from, and making loans to, its target customers within its target markets. Xenith Bankshares provides a broad selection of commercial and retail banking products, including C&I loans, commercial and residential real estate loans and select consumer loans. It offers a wide range of checking, savings and treasury products, including remote deposit capture, automated clearing house transactions, debit cards, 24-hour ATM access and Internet and mobile banking and bill pay service. It does not engage in any activities other than banking activities.

Merger of First Bankshares and Xenith Corporation

First Bankshares was incorporated in Virginia in 2008, and was the holding company for SuffolkFirst Bank, a community bank founded in the City of Suffolk, Virginia in 2002.

On December 22, 2009, First Bankshares and Xenith Corporation, a Virginia corporation, completed the merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving company in the merger. The merger was completed in accordance with the terms of an agreement of merger and related plan of merger, dated as of May 12, 2009, as amended. At the effective time of the merger, First Bankshares amended and restated its articles of incorporation to, among other things, change its name to Xenith Bankshares, Inc. In addition, following the completion of the merger, SuffolkFirst Bank changed its name to Xenith Bank.

Acquisitions

Effective on July 29, 2011, Xenith Bank acquired select loans totaling $58.3 million and related assets associated with the Richmond, Virginia branch office, referred to as the Paragon branch, of Paragon Commercial Bank, a North Carolina banking corporation, referred to as Paragon, and assumed select deposit accounts totaling $76.6 million and certain related liabilities associated with the Paragon branch, referred to as the Paragon transaction. The Paragon transaction was completed in accordance with the terms of the amended and restated purchase and assumption agreement, dated as of July 25, 2011, referred to as the Paragon agreement, between Xenith Bank and Paragon. Under the terms of the Paragon agreement, Paragon retained the real and personal property associated with the Paragon branch, and following the receipt of required regulatory approvals, the Paragon branch was closed. Under the terms of the Paragon agreement, Paragon made a cash payment to Xenith Bank in the amount of $17.3 million, which represented the excess of approximately all of the liabilities assumed at a premium of 3.92%, over approximately all of the assets acquired at a discount of 3.77%.

Also effective on July 29, 2011, Xenith Bank acquired substantially all of the assets, including all loans, and assumed certain liabilities, including all deposits, of Virginia Business Bank, referred to as VBB, a Virginia banking corporation located in Richmond, Virginia, which was closed on July 29, 2011 by the Virginia State Corporation Commission, referred to as the VBB acquisition. The FDIC acted as court-appointed receiver of VBB. The VBB acquisition was completed in accordance with the terms of the amended and restated purchase and assumption agreement, dated as of July 29, 2011, referred to as the VBB agreement, among the FDIC, receiver for VBB, the FDIC and Xenith Bank. Xenith Bank acquired total assets of $92.9 million, including $70.9 million in loans. Xenith Bank also assumed liabilities of $86.9 million, including $77.5 million in deposits. Under the terms of the VBB agreement, Xenith Bank received a discount of $23.8 million on the net assets and did not pay a deposit premium. Xenith Bank also received an initial cash payment from the FDIC in the amount of $17.8 million based on the difference between the discount received ($23.8 million) and the net assets acquired ($5.9 million). The VBB acquisition was completed without any shared-loss agreement with the FDIC.

Issuances of Stock

In April 2011, Xenith Bankshares issued and sold 4.6 million shares of Xenith Bankshares common stock at a public offering price of $4.25 per share, pursuant to an effective registration statement filed with the SEC. Net proceeds, after the underwriters’ discount and expenses, were $17.7 million.

On September 21, 2011, as part of the Small Business Lending Fund, referred to as the SBLF, of the U.S. Treasury, Xenith Bankshares entered into a Small business lending fund-securities purchase agreement, referred to as the SBLF purchase agreement, with the Secretary of the U.S. Treasury, pursuant to which it sold 8,381 shares of SBLF preferred stock, to the Secretary of the U.S. Treasury for a purchase price of $8.4 million. The terms of the SBLF preferred stock were established pursuant to an amendment to Xenith Bankshares’ articles of incorporation on September 20, 2011. Of the $8.4 million received, $7.5 million was invested in Xenith Bank; the remainder was retained by Xenith Bankshares to fund the quarterly dividend payable on the SBLF preferred stock.

Competition

While its banking model has been implemented in other parts of the United States, Xenith Bankshares believes the model is unique in Virginia. The Virginia banking landscape is fragmented with many small banks having very little market share for deposits, while the large out-of-state national and super-regional banks control the majority of deposits.

Competition among financial institutions is based on many factors. Xenith Bankshares believes the most important factors that determine success are the quality and experience of bankers and their relationships with customers. Other factors include the quality of services and products offered, interest rates offered on deposit accounts, interest rates charged on loans, service charges and, in the case of loans to larger commercial borrowers, applicable lending capacity. There are banks with which Xenith Bankshares competes that have greater financial resources, access to capital and lending capacity and offer a wider range of services than it does.

Xenith Bankshares’ key competitive advantage lies in its ability to target, underwrite and manage C&I and CRE. While these skills exist at the large banks, they generally do not exist at community banks. Its management team and bankers have spent substantially all of their careers working with middle market and small business management teams on their business and strategic plans and providing financing to these businesses in a broad array of industries. Its bankers are skilled salespeople and consultants, with well-honed credit skills, that allow them to work with customers and prospects to determine how and under what conditions Xenith Bankshares can provide financing and other banking services to meet their needs.

Products and Services

Xenith Bankshares offers a range of sophisticated and competitively priced banking products and services, including commercial and consumer checking accounts, noninterest-bearing demand accounts, money market accounts, savings accounts, as well as time deposits. It offers secured and unsecured C&I loans, CRE (including construction and land development loans), residential real estate loans and consumer loans. Xenith Bankshares further offers comprehensive Internet and mobile banking services. It is a member of the START™ and PLUS™ automated teller (ATM) networks, which provide customers with access to ATMs worldwide.

Xenith Bankshares offers a high level of personalized service to its customers through its relationship managers and branch personnel. It believes that a banking relationship that includes multiple services, such as loan and deposit services, is the key to profitable and long-lasting customer relationships and that its local focus and local decision-making provide it with a competitive advantage over banks that do not have these attributes.

Deposits and Treasury Management Services

To maintain existing deposits and attract new deposits, Xenith Bankshares offers a broad product line and competitive rates and services. It expects to continue to obtain deposits through effectively leveraging its branch offices and solicitation by its bankers.

Xenith Bankshares views treasury management capabilities as key to its middle market business and other target customers and an important factor in building core deposits. It has dedicated treasury sales personnel who are exclusively focused on providing sophisticated cash management services and products to customers. Many of its customers use an account analysis system that allows them to pay for services by holding sufficient levels of deposits with it. The results are that its customers can avoid hard dollar charges for services and its core deposit base is enhanced. Xenith Bankshares’ product offerings include retail and commercial on-line banking (its on-line capabilities include images, statements, stop payment, deposit reporting, account transfers, account reconciliation, and EDI (electronic data interchange) reporting), ACH (automated clearing house), wire transfers (both domestic and international), ZBA (zero balance accounts), sweeps, commercial charge card, commercial lock box and mobile banking services. Xenith Bankshares also offers fraud prevention tools, including debit block, check positive pay and ACH positive pay. In addition to these services, it offers remote deposit capture, direct deposit and merchant services. Its technology platform is designed and well-suited to support its existing suite of services and products on a greater scale, as well as capable of supporting an expanded product set. Xenith Bankshares evaluates new products and may choose to offer additional products in the future.

Types of Lending Products

Xenith Bankshares offers a full range of lending products to C&I, CRE, private banking and select retail clients. Fundamental to its business is to have skilled bankers building full banking relationships with high-quality customers. It believes that there is no substitute for knowing and understanding its customers when seeking attractive risk-adjusted returns in the extension of credit. It will continue to evaluate and adapt its services and product offerings as its customer base grows and evolves.

Xenith Bankshares’ loan types include C&I loans, real estate loans, including commercial income-producing real estate loans, construction and development loans, residential real estate loans and consumer loans. Xenith Bankshares believes its target customers often have credit needs that community banks cannot meet, and these customers seek a relationship-oriented banking experience that is increasingly difficult to find at large banks.

Commercial and Industrial Loans. Xenith Bankshares’ commercial borrowers are primarily small to middle market businesses engaged in a broad spectrum of businesses. C&I loans can be a source of working capital, or used to finance the purchase of equipment or to complete an acquisition. The terms of these loans vary by purpose and by type of underlying collateral, if any, and it typically requires the principals of the business to guarantee the loans. Working capital loans are usually secured by accounts receivable and inventory, and structured as revolving lines of credit with terms not exceeding one year. In some cases, Xenith Bankshares uses an independent third party to assess and recommend appropriate advance rates (i.e., how much it will lend) based on the value of collateral. Xenith Bankshares may use third-party monitoring of advance rates in some cases. For loans secured by accounts receivable or inventory, principal is typically repaid as the assets securing the loan are converted into cash. Typically, it makes equipment loans for a term of three to five years at fixed or variable interest rates with the loan amortized over the term. Equipment loans are generally secured by the financed equipment at advance rates that it believes are appropriate given the equipment type and the financial strength of the borrower.

Xenith Bankshares also makes owner-occupied real estate, referred to as OORE, loans. OORE loans are secured in part by the value of real estate that is generally the offices or production facilities of the borrower. In some cases, the real estate is not held by the commercial enterprise, rather it is owned by the principals of the business or an entity controlled by the principals. It classifies OORE loans as C&I, as the primary source of repayment of the loan is generally dependent on the financial performance of the commercial enterprise occupying the property, with the real estate being a secondary source of repayment.

Real Estate Loans. Xenith Bankshares makes CRE, construction and land development loans and residential real estate loans.

Xenith Bankshares makes CRE loans on income-producing properties. The primary collateral for CRE loans is a first lien mortgage on multi-family, office, warehouse, hotel or retail property, plus assignments of all rents and leases related to the property. Its CRE loans generally have maturity dates that do not exceed five years, with amortization schedules of 15 to 25 years, with both fixed and variable rates of interest. It seeks to reduce the risks associated with commercial mortgage lending by focusing its lending in its target markets and obtaining financial statements, tax returns or both from borrowers and guarantors at regular intervals. It is also generally Xenith Bankshares’ policy to obtain personal guarantees from the principals of the borrowers.

When underwriting CRE loans, Xenith Bankshares considers the liquidity, financial condition, operating performance and reputation of the borrower and any guarantors. It also considers the borrower’s equity investment in the project or property, as well as evidence of market acceptance (for example, pre-leasing for commercial construction, pre-sales for residential construction). For construction and land development loans, proceeds are disbursed periodically with funds advanced tied to the percentage of construction completed. Xenith Bankshares carefully monitors these loans through site inspections and title rundowns prior to making disbursements. Typically, its loan-to-value benchmark for CRE loans is below 80% at inception, with satisfactory debt-service coverage ratios as well.

Xenith Bankshares also makes construction and land development loans generally to builders and developers who are located in its target markets. Its construction and land development loans are intended to provide interim financing on the property and are originated with the general expectation that the borrower will repay the loan through permanent loan financing and/or the sale of the property securing the loan.

Xenith Bankshares’ lending activities include the origination of first and second lien loans, including home equity line of credit loans, secured by residential real estate that is located primarily in its target markets offered to select customers. These customers would primarily include branch and private banking customers. Its underwriting guidelines include minimum debt coverage ratio and maximum loan to value requirements. Generally its benchmarks include a minimum debt coverage ratio of 1.20 and maximum loan to value of 80%, at inception.

Consumer Loans. Consumer loans largely include home equity lines secured by a borrower’s primary residence in its target markets and loans to its branch customers and private banking clients for consumer or business purposes.

Xenith Bankshares’ credit policy provides procedures for making loans to individuals along with the regulatory requirements to ensure that all loan applications are evaluated subject to fair lending requirements. Its credit policy addresses the common credit standards for making loans to individuals, the credit analysis and financial statement requirements, the collateral requirements, including insurance coverage where appropriate, as well as the documentation required. Its ability to analyze a borrower’s current financial health and credit history, as well as the value of collateral as a secondary source of repayment, when applicable, are significant factors in determining the credit worthiness of loans to individuals.

Guaranteed Student Loans. During the third quarter of 2013, Xenith Bankshares began purchasing guaranteed student loans, a significant portion of which are guaranteed by the federal government. These loans were originated under the Federal Family Education Loan Program, referred to as FFELP, authorized by the Higher Education Act of 1965, as amended. Pursuant to the FFELP, the student loans are substantially guaranteed by a guaranty agency and reinsured by the United States Department of Education. The purchased loans were also part of the Federal Rehabilitated Loan Program, referred to as FRLP, under which borrowers on defaulted loans have the one-time opportunity to bring their loans current. These loans, which are then owned by an agency guarantor, are brought current and sold to approved lenders. Xenith Bank is an approved FFELP lender.

Credit Policies and Administration

Xenith Bankshares seeks to maintain a high-quality loan portfolio as an essential part of its business strategy. It follows general credit standards appropriate to each loan type in order to properly assess, price and manage credit risk. These standards are detailed in its credit policy. Material exceptions to these standards require approval of its senior credit staff, Management Credit Committee, referred to as MCC, or the Credit Policy Committee of the board of directors of Xenith Bankshares, referred to as CPC.

The principal risk associated with each type of loan it makes is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and/or the attributes of the borrower’s business or industry segment or personal circumstances. Attributes of the relevant business or industry segment include the competitive environment, customer and supplier power, threat of substitutes and barriers to entry and exit. Xenith Bankshares believes the quality of the commercial borrower’s management is the most important factor driving creditworthiness. Management’s ability to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to respond effectively to such changes, among other abilities, are significant factors that determine a commercial borrower’s creditworthiness. Xenith Bankshares’ credit policy requires that key risks be identified and measured, documented and mitigated, to the extent possible, to seek to ensure the soundness of its loan portfolio.

Loan Origination Procedure and Approval. Loan originations follow a process requiring a comprehensive evaluation of credit risk. This process includes a thorough evaluation of the borrower, collateral and any guarantor support, covenant structure, monitoring plan and pricing. Xenith Bankshares’ bankers and credit analysts originating the loan are responsible for preparing a thorough credit analysis covering these matters, including the preliminary assignment of the credit risks and collateral ratings. Its new and renewed loans are approved either by (1) certain senior credit officers with approval authority, (2) its MCC or (3) the CPC. Its MCC approves the vast majority of loans. Credit approval is required by the CPC for exposures that exceed house limits.

Credit Risk Ratings. A key element of Xenith Bankshares’ credit policies and administration is its risk rating system. All credit exposures are risk rated based on its assessment of the level of risk associated with the loan. Xenith Bankshares employs a dual risk-rating system, with scales of 1-10 for the obligor, and scales of A-D for the collateral. The obligor rating is based on its assessment of the borrower’s probability of default, while the collateral rating describes the type of its collateral and estimated loan to value.

The obligor rating scale is a 1-10 scale with a rating of 1 representing likelihood of default similar to that of the United States government. A rating of 10 represents a transaction where either a loss has already occurred or is anticipated in the near future. The obligor rating is determined through thorough credit analysis and is the responsibility of the banker and credit risk officer responsible for the credit relationship.

Risk and collateral ratings are recommended by the banker in concert with the credit risk officer as a part of their credit analysis while underwriting a transaction or performing ongoing monitoring of an account. It is the responsibility of the banker and credit risk officer to ensure that its ratings are accurate and updated as needed.

Asset and Liability Management

Xenith Bankshares’ asset and liability management is governed by an asset and liability management, referred to as ALM, policy. Its ALM policy defines the following financial management functions: (1) overall asset/liability management and strategy; (2) interest rate risk management; and (3) liquidity management. The ALM committee, which is comprised of Xenith Bank’s management, addresses the management of the assets and liabilities of Xenith Bank and is responsible for actively monitoring interest rate risk and liquidity risk. It also has an ALM committee of the board of directors of Xenith Bankshares, referred to as ALCO, which approves its ALM policy and regularly reviews its results and analysis relative to the ALM policy.

Xenith Bankshares evaluates the impact to its earnings and market value of equity based on changes in interest rates in both immediate and ramped interest rate shock scenarios. It evaluates the effect of a change in interest rates of +/-100 basis points, or bps, +/- 200 bps, +/-300 bps and +/- 400 bps on both net interest income and its impact on the market value of equity. These impacts are measured relative to policy limits as defined in the ALM policy. As of December 31, 2013, Xenith Bankshares was within all applicable ALM policy limits.

The objective of its liquidity risk management is to ensure that Xenith Bankshares maintains sufficient liquidity to efficiently address loan demand, deposit fluctuations, debt service requirements and other funding needs. In addition to the day-to-day management of liquidity, it has developed a contingency funding plan that outlines funding alternatives under various stress situations. The contingency funding plan details the conditions and potential causes of the liquidity stress, as well as key action plans for reducing the stress, including the assignment of responsibilities to key personnel.

Xenith Bankshares also has a capital policy that defines the approach it uses to establish, monitor and maintain appropriate capital levels. The capital policy details metrics and thresholds that it reviews, and it delineates various events that may drive the needs for additional capital, along with its primary capital alternatives.

Xenith Bankshares also has an investment policy, which addresses permitted investments, permitted broker-dealers, safekeeping and accounting classifications. Its investment portfolio serves as both a primary and secondary source of liquidity, and it contributes to net interest margin.

Xenith Bankshares’ contingency funding plan, capital policy and investment policies are also approved by its ALCO.

Supervision and Regulation

General

Xenith Bank is a Virginia state-chartered member bank regulated by the Federal Reserve and the Bureau of Financial Institutions. Xenith Bank operates as a subsidiary under Xenith Bankshares, a one bank holding company. Xenith Bank’s deposits are insured by the FDIC to the maximum amount permitted by law. Xenith Bankshares and Xenith Bank are required by the Federal Reserve and the Bureau of Financial Institutions to file semi-annual and quarterly financial reports, respectively, on their respective financial condition and performance. In addition, the Federal Reserve and the Bureau of Financial Institutions conduct periodic onsite examinations of Xenith Bank. Xenith Bankshares must comply with a variety of reporting requirements and banking regulations. The laws and regulations governing Xenith Bankshares generally have been promulgated to protect depositors, the deposit insurance funds and the banking system as a whole and are not intended to protect Xenith Bankshares shareholders and other creditors. Additionally, Xenith Bankshares must bear the cost of compliance with reporting and other regulations, and this cost is significant.

The Federal Reserve, Bureau of Financial Institutions and FDIC have the authority and responsibility to ensure that financial institutions are managed in a safe and sound manner and to prevent the continuation of unsafe and unsound practices. Additionally, they must generally approve significant business activities undertaken by financial institutions. Typical examples of such activities requiring approval include branch locations, mergers, capital transactions and major organizational structure changes. Obtaining regulatory approval for these types of activities can be time consuming and expensive and ultimately may not be successful.

Insurance of Accounts and Regulatory Assessments

Xenith Bank’s deposit accounts are insured by the Deposit Insurance Fund of the FDIC, referred to as the DIF, up to the maximum legal limits of the FDIC, and are subject to regulation, supervision and regular examination by the Bureau of Financial Institutions and the Federal Reserve. The regulations of these various agencies govern most aspects of Xenith Bank’s business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends and location and number of branch offices.

Xenith Bank is subject to deposit insurance assessments to maintain the DIF. The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon an institution’s average consolidated total assets minus average tangible equity. Since 2008, higher levels of bank failures and related resolutions costs have depleted the DIF. To maintain a strong funding position and restore reserve ratios of the DIF, the FDIC has increased assessments and may continue to do so in the future.

The assessment rates range from approximately 2.5 bps to 45 bps (depending on applicable adjustments for unsecured debt and brokered deposits), until such time as the FDIC’s reserve ratio equals 1.15%. Once the FDIC’s reserve ratio equals or exceeds 1.15%, the applicable assessment rates may range from 1.5 bps to 40 bps. For the years ended December 31, 2013 and 2012, Xenith Bankshares reported $409 thousand and $326 thousand, respectively, in expense for FDIC insurance.

The current basic limit on federal deposit insurance coverage is $250,000 per depositor. Under FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Bank Capital Adequacy Guidelines

The Federal Reserve has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, Xenith Bankshares is generally required to maintain a minimum “total risk-based capital ratio” of total capital to risk-weighted assets (including specific off-balance sheet activities, such as standby letters of credit) of 8.0%. At least half of total capital (4%) must be composed of “Tier 1 capital,” which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of “Tier 2 capital,” which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock, and the allowance for loan and lease losses, subject to certain adjustments. Assets are adjusted under the risk-based guidelines to take into account different risk characteristics, with the categories ranging from 0% (requiring no risk-based capital) for assets such as cash and certain United States government and agency securities to 100% for the bulk of assets that are typically held by a bank, including certain multi-family residential and CRE, C&I loans and consumer loans. Residential first mortgage loans on one- to four-family residential real estate and certain seasoned multi-family residential real estate loans, which are not 90 days or more past due or nonperforming and which have been made in accordance with prudent underwriting standards, are assigned a 50% level in the risk-weighting system, as are certain privately issued mortgage-backed securities representing indirect ownership of such loans.

In addition to the risk-based capital requirements, the Federal Reserve has established a minimum 4.0% “Tier 1 leverage ratio” requirement (i.e., Tier 1 capital to average total consolidated assets). A bank having less than the minimum Tier 1 leverage ratio requirement is required, within 60 days of the date as of which it fails to comply with such requirement, to submit a reasonable plan describing the means and timing by which it will achieve its minimum Tier 1 leverage ratio requirements. A bank that fails to file such a plan is deemed to be operating in an unsafe and unsound manner and could be subject to a cease-and-desist order. Any insured depository institution with a Tier 1 leverage ratio that is less than 2.0% is deemed to be operating in an unsafe and unsound condition pursuant to Section 8(a) of FDIA and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding solely on account of its capital ratios, provided it has entered into and is in compliance with a written agreement to increase its Tier 1 leverage ratio and to take such other action as may be necessary to operate in a safe and sound manner. The capital regulations also provide, among other things, for the issuance of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital or to restore its capital to the minimum capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

Under these regulations, a commercial bank will be:

•	“well-capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, a Tier 1 leverage ratio of 5% or greater and is not subject to any written capital order or directive;

•	“adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater, a Tier 1 leverage ratio of 4% or greater (3% in certain circumstances) and does not meet the definition of “well-capitalized”;

•	“undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier 1 risk-based capital ratio of less than 4%, a Tier 1 leverage ratio of less than 4% (3% in certain circumstances);

•	“significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, a Tier 1 leverage ratio of less than 3%; or

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

The risk-based capital standards of the Federal Reserve explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution’s overall capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization’s capital adequacy.

In July 2013, the Federal Reserve, FDIC and OCC approved a final rule establishing a regulatory capital framework that implements the Basel III Rules. Under the Basel III Rules, minimum requirements will increase for both the quantity and quality of capital held by banking organizations. In addition, following the implementation of the new Basel III Rules, a bank holding company must satisfy an increased Tier 1 risk-based capital ratio of 8% and a new common equity Tier 1 risk-based capital ratio of 6.5% in order to be deemed “well capitalized.” The total risk-based capital ratio and Tier 1 leverage ratio requirements will remain unchanged. The phase-in period for the Basel III Rules is not scheduled to begin until January 2015. See “—New Capital Adequacy Guidelines Under Basel III” below.

In December 2009, BankCap Partners received approval from the Federal Reserve to acquire up to 65.02% of the common stock of First Bankshares (now Xenith Bankshares), and indirectly, SuffolkFirst Bank (now Xenith Bank). The approval order contained conditions related to BankCap Partners, as well as the conduct of Xenith Bank’s business. The condition applicable to Xenith Bank provided that, during the first three years of operation after the merger, Xenith Bank must operate within the parameters of its business plan submitted in connection with BankCap Partner’s application to the Federal Reserve, and Xenith Bank must obtain prior written regulatory consent to any material change in its business plan. The business plan sets forth minimum leverage and risk-based capital ratios of at least 10% and 12%, respectively, through 2012, which were met. Subsequent to meeting the requirements set forth in its business plan, Xenith Bankshares is required to maintain capital ratios categorizing it as “well-capitalized.” As of December 31, 2013, it met all minimum capital adequacy requirements to which it was subject, including those contained in its business plan as submitted to the Federal Reserve, and were categorized as “well-capitalized.” Since December 31, 2013, there are no conditions or events that management believes have changed its status as “well-capitalized.” For additional information regarding its capital ratios, see “Xenith Bankshares’ Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Adequacy.”

New Capital Adequacy Guidelines Under Basel III

In July 2013, the Federal Reserve, FDIC and OCC adopted the Basel III Rules. The Basel III Rules apply to both depository institutions and (subject to certain exceptions not applicable to Xenith Bank) their holding companies. Although parts of the Basel III Rules apply only to large, complex financial institutions, substantial portions of the Basel III Rules apply to Xenith Bankshares and Xenith Bank. The Basel III Rules include requirements contemplated by the Dodd-Frank Act, as well as certain standards initially adopted by the Basel Committee in December 2010.

The Basel III Rules include new risk-based and leverage capital ratio requirements and refine the definition of what constitutes “capital” for purposes of calculating those ratios. The minimum capital level requirements applicable to Xenith Bankshares and Xenith Bank under the Basel III Rules are: (i) a new common equity Tier 1 risk-based capital ratio of 4.5%; (ii) a Tier 1 risk-based capital ratio of 6% (increased from 4%); (iii) a total risk-based capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. Common equity Tier 1 capital will consist of retained earnings and common stock instruments, subject to certain adjustments.

The Basel III Rules will also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum risk-based capital requirements. The conservation buffer, when added to the capital requirements, will result in the following minimum ratios: (i) a common equity Tier 1 risk-based capital ratio of 7.0%; (ii) a Tier 1 risk-based capital ratio of 8.5%; and (iii) a total risk-based capital ratio of 10.5%. The new capital conservation buffer requirement is to be phased in beginning in January 2016 at 0.625% of risk-weighted assets and will increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on certain activities including payment of dividends, share repurchases and discretionary bonuses to executive officers, if its capital level is below the buffer amount.

The Basel III Rules also revise the prompt corrective action framework, which is designed to place restrictions on insured depository institutions, including Xenith Bank, if their capital levels do not meet certain thresholds. These revisions are to be effective January 1, 2015. The prompt correction action rules will be modified to include a common equity Tier 1 capital component and to increase certain other capital requirements for the various thresholds. For example, under the proposed prompt corrective action rules, insured depository institutions will be required to meet the following capital levels in order to qualify as “well capitalized:” (i) a new common equity Tier 1 risk-based capital ratio of 6.5%; (ii) a Tier 1 risk-based capital ratio of 8% (increased from 6%); (iii) a total risk-based capital ratio of 10% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 5% (unchanged from current rules).

The Basel III Rules set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk-based ratios. Under the Basel III Rules, higher or more sensitive risk weights would be assigned to various categories of assets, including certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on nonaccrual, foreign exposures and certain corporate exposures. In addition, the Basel III Rules include (i) alternative standards of credit worthiness consistent with the Dodd-Frank Act, (ii) greater recognition of collateral and guarantees and (iii) revised capital treatment for derivatives and repo-style transactions.

The Basel III Rules include certain exemptions to address concerns about the regulatory burden on community banks. For example, banking organizations with less than $15 billion in consolidated assets as of December 31, 2009 are permitted to include in Tier 1 capital trust preferred securities and cumulative perpetual preferred stock issued and included in Tier 1 capital prior to May 19, 2010 on a permanent basis, without any phase out. Community banks may also elect on a one time basis in their March 31, 2015 quarterly filings to opt-out of the onerous requirement to include most AOCI components in the calculation of a common equity Tier 1 capital and, in effect, retain the AOCI treatment under the current capital rules. A company may make a one-time, permanent election to continue to exclude AOCI from capital. If Xenith Bankshares does not make this election, unrealized gains and losses would be included in the calculation of its regulatory capital. Overall, the Basel III Rules provide some important concessions for smaller, less complex financial institutions.

The Basel III Rules generally become effective beginning January 1, 2015. The conservation buffer will be phased in beginning in 2016 and will take full effect on January 1, 2019.

Bank Holding Company Regulation

Under the Federal Reserve guidelines, every bank holding company must serve as a “source of strength” for each of their bank subsidiaries. The bank holding company is expected to commit resources to support a subsidiary bank, including at times when the holding company may not be in a financial position to provide such support. A bank holding company’s failure to meet its source of strength obligations may constitute an unsafe and unsound practice or a violation of the Federal Reserve’s regulations, or both. The source-of-strength doctrine most directly affects bank holding companies in situations where the bank holding company’s subsidiary bank fails to maintain adequate capital levels. This doctrine was codified by the Dodd-Frank Act, but the Federal Reserve has not yet adopted regulations to implement this requirement.

The Bank Holding Company Act limits the investments and activities of bank holding companies. In general, a bank holding company is prohibited from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, providing services for its subsidiaries and various non-bank activities that are deemed to be closely related to banking. The activities of Xenith Bankshares are subject to these legal and regulatory limitations under the Bank Holding Company Act and the implementing regulations of the Federal Reserve. Federal bank regulatory agencies have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary, if the agency determines that divestiture may aid the depository institution’s financial condition.

Currently, BankCap Partners is deemed a bank holding company for Atlantic Capital Bank and Xenith Bank. The position of BankCap Partners as a source of strength to other depository institutions may limit its ability to serve as a source of strength for Xenith Bank and could adversely affect Xenith Bank’s ability to access resources of BankCap Partners. Federal bank regulatory agencies have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary, if the agency determines that divestiture may aid the depository institution’s financial condition.

A bank for which BankCap Partners is deemed to be a bank holding company may be required to indemnify, or cross-guarantee, the FDIC against losses the FDIC incurs with respect to any other bank controlled by BankCap Partners. In addition, the FDICIA requires that an insured depository institution shall be liable for the loss incurred or anticipated by the FDIC arising from the default of a commonly controlled insured depository institution or any assistance provided by the FDIC to any commonly controlled insured depository institution in danger of default. Accordingly, Xenith Bank may be obligated to provide financial assistance to Atlantic Capital Bank or any other financial institution for which BankCap Partners is deemed to be a bank holding company. Atlantic Capital Bank is a Georgia state non-member bank headquartered in Atlanta, Georgia, founded in 2007. Atlantic Capital Bank operates as a full-service, locally-managed commercial bank that specifically targets the financial needs of middle market corporations, emerging growth companies, real estate developers and investors and the principals of these companies, as well as affluent families. Atlantic Capital Bank’s primary geographic market is Metropolitan Atlanta, the state of Georgia and the southeastern United States.

Atlantic Capital Bank’s common stock is not registered under the Exchange Act, and, as a result, Atlantic Capital Bank does not file annual, quarterly and current reports, proxy statements or other information with the SEC. Financial and regulatory information about Atlantic Capital Bank is included, among other information, in publicly available Reports of Condition and Income (also known as “call reports”) filed by Atlantic Capital Bank with the FDIC, which reports are not incorporated by reference herein. Xenith Bankshares has not been, and in the future will not be, involved in the preparation and filing of Atlantic Capital Bank’s call reports or the conduct of its business.

Prompt Corrective Action

Immediately upon becoming undercapitalized, a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (a) restrict payment of capital distributions and management fees; (b) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (c) require submission of a capital restoration plan; (d) restrict the growth of the institution’s assets; and (e) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions, if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the DIF, subject in certain cases to specified procedures. These discretionary supervisory actions include: (a) requiring the institution to raise additional capital; (b) restricting transactions with affiliates; (c) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (d) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Any bank holding company that controls a subsidiary bank that has been required to submit a capital restoration plan will be required to provide assurances of compliance by the bank with the capital restoration plan, subject to limitations on the bank holding company’s aggregate liability in connection with providing such required assurances. Failure to restore capital under a capital restoration plan can result in the bank being placed into receivership, if it becomes critically undercapitalized. A bank subject to prompt corrective action also may affect its parent holding company in other ways. These include possible restrictions or prohibitions on dividends or subordinated debt payments to the parent holding company by the bank, as well as limitations on other transactions between the bank and the parent holding company. In addition, the Federal Reserve may impose restrictions on the ability of the bank holding company itself to pay dividends, or require divestiture of holding company affiliates that pose a significant risk to the subsidiary bank, or require divestiture of the undercapitalized subsidiary bank.

Dodd-Frank Act

The Dodd-Frank Act was signed by President Obama in July 2010. The Dodd-Frank Act will result in a major overhaul of the financial institution regulatory system. A summary of certain provisions of the Dodd-Frank Act is set forth below, along with information set forth in the applicable sections of this “Information About Xenith Bankshares—Description of Xenith Bankshares’ Business—Supervision and Regulation” section. Among other things, the Dodd-Frank Act established the CFPB, tasked with protecting American consumers from unfair, deceptive and abusive financial products and practices. The Dodd-Frank Act also created the Financial Stability Oversight Council, which focuses on identifying, monitoring and addressing systemic risks in the financial system. The Financial Stability Oversight Council, among other tasks, makes recommendations for increasingly strict rules for capital, leverage and other requirements as a company’s size and complexity increase. The Dodd-Frank Act also requires the implementation of the “Volcker Rule” for banks and bank holding companies, which prohibits, with certain limited exceptions, proprietary trading, investment in and sponsorship of hedge funds and private equity funds, and generally otherwise limits the relationships with such funds. The Dodd-Frank Act also includes provisions that, among other things, reorganize bank supervision and strengthen the Federal Reserve.

The Dodd-Frank Act includes savings associations and industrial loan companies, as well as banks, in the nationwide deposit limitation. Thus, no acquisition of any financial institution, not just a commercial bank, can be approved if the effect of the acquisition would be to increase the acquirer’s nationwide deposits to more than 10% of all deposits. The Dodd-Frank Act also requires fees charged for debit card transactions to be both “reasonable and proportional” to the cost incurred by the card issuer. In June 2011, the Federal Reserve set the interchange rate cap at $0.24 per transaction. While these restrictions do not apply to banks with less than $10 billion in assets, the rule could affect the competitiveness of debit cards issued by smaller banks. Xenith Bankshares believes that market forces may erode the effectiveness of this exemption now that merchants can select more than one network for transaction routing.

Further, the Dodd-Frank Act provides that the appropriate federal regulators must establish standards prohibiting as an unsafe and unsound practice any compensation plan of a bank holding company or other “covered financial institution” that provides an insider or other employee with “excessive compensation” or could lead to a material financial loss to such firm. In June 2010, prior to the Dodd-Frank Act, the bank regulatory agencies promulgated the Interagency Guidance on Sound Incentive Compensation Policies, which requires that financial institutions establish metrics for measuring the impact of activities to achieve incentive compensation with the related risk to the financial institution of such behavior. In February 2011, federal banking and securities regulators released proposed regulations that set forth standards for incentive-based compensation that prohibit compensation considered to be excessive or encourage risk that could result in a material financial loss. While the proposed regulation applies only to “covered financial institutions,” meaning those institutions with $1 billion or more in assets, the proposal rests on principles set forth in the Dodd-Frank Act and the Interagency Guidance on Sound Incentive Compensation Policies. Accordingly, Xenith Bankshares anticipates that federal banking regulators will apply certain of those standards to all financial institutions in determining whether they are in compliance with the Guidance on Sound Incentive Compensation Policies, so that, together with the Dodd-Frank Act and the recent guidance, the proposed rules may impact the current compensation policies at Xenith Bank.

Xenith Bankshares anticipates that the requirements of the Dodd-Frank Act will be implemented over time and will be subject to regulatory rule-making and implementation over the course of several years. Although it cannot predict the specific impact and long-term effects that the Dodd-Frank Act and the regulations promulgated thereunder will have on it and its prospects, its target markets and the financial industry in general, Xenith Bankshares believes that the Dodd-Frank Act and the regulations promulgated thereunder will impose additional administrative burdens that will obligate it to incur additional expenses.

Consumer Financial Protection Bureau

The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking, supervision and enforcement authority for a wide range of consumer protection laws that would apply to all banks and thrifts, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act of 1999, referred to as the GLB Act, and certain other statutes. Banking institutions with total assets of $10 billion or less, such as Xenith Bank, remain subject to the supervision and enforcement of their primary federal banking regulator with respect to the federal consumer financial protection laws and such additional regulations as may be adopted by the CFPB.

The CFPB has promulgated rules relating to remittance transfers under the Electronic Fund Transfer Act, which require companies to provide consumers with certain disclosures before the consumer pays for a remittance transfer. These new rules took effect in February 2013. The CFPB has also amended certain rules under Regulation C relating to home mortgage disclosure, to reflect a change in the asset-size exemption threshold for depository institutions based on the annual percentage change in the Consumer Price Index for Urban Wage Earners and Clerical Workers. In addition, on January 10, 2013, the CFPB released its final “Ability-to-Repay/Qualified Mortgage” rules, which amend the Trust in Lending Act, referred to as Regulation Z. Regulation Z currently prohibits a creditor from making a higher-priced mortgage loan without regard to the consumer’s ability to repay the loan. The final rule implements sections 1411 and 1412 of the Dodd-Frank Act, which generally require creditors to make a reasonable, good faith determination of a consumer’s ability to repay any consumer credit transaction secured by a dwelling (excluding an open-end credit plan, timeshare plan, reverse mortgage or temporary loan) and establishes certain protections from liability under this requirement for “qualified mortgages.” The final rule also implements section 1414 of the Dodd-Frank Act, which limits prepayment penalties. Finally, the final rule requires creditors to retain evidence of compliance with the rule for three years after a covered loan is consummated. The rule became effective January 10, 2014.

Small Business Lending Fund

The Small Business Jobs and Credit Act of 2010 created the SBLF to invest capital into community banking organizations. Through the fund, the U.S. Treasury invested in financial institutions through the purchase of senior preferred stock or indebtedness. The U.S. Treasury could invest up to 5% of risk-weighted assets for financial institutions with $1 billion of total assets or less as of December 31, 2009, or up to 3% of risk-weighted assets for financial institutions with more than $1 billion, but less than $10 billion, in total assets on that date.

The starting point for dividend rates on the senior preferred stock issued by participants to the U.S. Treasury is 5% for “C” corporations. Financial institutions could “buy down” the rate to as low as 1% by increasing the level of small business loans. The increase is measured based on the increase over a “baseline level,” which is generally the average amount of small business lending reported by that institution in its call report for the four full quarters immediately preceding the date of enactment of the Small Business Jobs and Credit Act, less (a) net loan charge-offs with respect to small business lending and (b) gains realized from mergers, acquisitions or purchases of loans after origination. For every 2.5% by which the amount of small business lending has increased, the dividend or interest rate on senior preferred stock will be reduced by 1%. If, however, small business lending has remained the same or decreased relative to the baseline level in the eighth quarter, the rate the participant would pay would increase to 7% beginning in the tenth quarter and continuing until the end of the four-and-a-half year period from initial funding. After the four-and-a-half-year period from initial funding, the rate will increase to 9% until the senior preferred stock issued to the U.S. Treasury is redeemed.

On September 21, 2011, Xenith Bankshares sold 8,381 shares SBLF preferred stock to the Secretary of the U.S. Treasury for a purchase price of $8.4 million. The SBLF preferred stock is senior to its common stock. In connection with its participation in the fund, Xenith Bankshares was required to develop a small business lending plan describing its business strategy and operating goals to address the needs of small businesses in the areas it serves, as well as a plan to provide linguistically and culturally appropriate outreach, where appropriate, to certain groups. On an on-going basis, Xenith Bankshares must comply with certain reporting requirements of the fund in order for the U.S. Treasury to assess whether it is complying with the requirements of the fund and to determine the dividend rate on the SBLF preferred stock. As of December 31, 2013, Xenith Bankshares believes it was in compliance with all the requirements of the SBLF. Xenith Bankshares’ effective dividend rate has been 1% since the issuance and sale of the SBLF preferred stock.

Gramm-Leach-Bliley Act

The GLB Act implemented major changes to the statutory framework for providing banking and other financial services in the United States. The GLB Act, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms and other financial service providers. A bank holding company that qualifies as a financial holding company will be permitted to engage in activities that are financial in nature or incident or complimentary to financial activities. The activities that the GLB Act expressly lists as financial in nature include insurance activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities.

To be eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized and well-managed and have at least a satisfactory rating under the Community Reinvestment Act (See “—Community Reinvestment Act” below). In addition, the bank holding company must file with the Federal Reserve a declaration of its intention to become a financial holding company. The Dodd-Frank Act amended this provision to require that financial holding companies also be well-capitalized and well-managed.

Although the GLB Act is considered one of the most significant banking laws since Depression-era statutes were enacted, the GLB Act has not had, and Xenith Bankshares does not expect that the GLB Act will have in the future, a material effect to its products, services or other business activities, nor does it believe that the GLB Act will have a material adverse impact on its operations. To the extent that it allows banks, securities firms and insurance firms to affiliate, the financial services industry may experience further consolidation and greater competition.

Payment of Cash Dividends

Xenith Bankshares is a legal entity, separate and distinct from Xenith Bank. Both Xenith Bankshares and Xenith Bank are subject to laws and regulations that limit the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Xenith Bankshares is incorporated under the Virginia Stock Corporation Act, which has restrictions prohibiting the payment of dividends if, after giving effect to the dividend payment, Xenith Bankshares would not be able to pay its debts as they become due in the usual course of business, or if Xenith Bankshares’ total assets would be less than the sum of its total liabilities plus the amount that would be required, if Xenith Bankshares were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

Consistent with its policy that bank holding companies should serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudence, banks generally should not maintain a rate of distributions to shareholders unless its net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. Further, the Federal Reserve issued Supervisory Letter SR 09-4 on February 4, 2009 and revised March 27, 2009, which provides guidance on the declaration and payment of dividends, capital redemptions and capital repurchases by bank holding companies. Supervisory Letter SR 09-4 provides that, as a general matter, a bank holding company should eliminate, defer or significantly reduce its dividends, if: (1) the bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (2) the bank holding company’s prospective rate of earnings retention is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition; or (3) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Failure to do so could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner.

Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and (2) if the prospective rate of earnings retention appears consistent with the organization’s capital needs, asset quality and overall financial condition. In particular, under the current supervisory practices of the Federal Reserve, prior approval from the Federal Reserve and a supermajority of Xenith Bank’s shareholders is required, if cash dividends declared in any given year exceed net income for that year plus retained earnings of the two preceding years. In addition, under the FDIA, insured depository institutions such as Xenith Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is used in the statute).

Under Virginia law, no dividend may be declared or paid out of a bank’s paid-in capital. Xenith Bankshares may be prohibited under Virginia law from the payment of dividends, if the Virginia Bureau determines that a limitation of dividends is in the public interest and is necessary to ensure its financial soundness, and the Virginia Bureau may also permit the payment of dividends not otherwise allowed by Virginia law. The terms of the SBLF preferred stock also impose limits on its ability to pay dividends on shares of Xenith Bankshares common stock.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, any loan to a director, executive officer or principal shareholder of a bank, or to entities controlled by any of the foregoing, may not exceed, together with all outstanding loans to such persons or entities controlled by such person, the bank’s loan to one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank’s unimpaired capital and unimpaired surplus until the bank’s total assets equal or exceed $100 million, at which time the aggregate is limited to the bank’s unimpaired capital and unimpaired surplus. Section 22(h) of the Federal Reserve Act also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loans are approved in advance by a majority of the board of directors of Xenith Bank with any “interested” director not participating in the voting. Xenith Bankshares’ policy on loans to insiders establishes a maximum amount, which includes all other outstanding loans to such persons, as to which prior board of director’s approval is required, of the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) of the Federal Reserve Act requires that loans to directors, executive officers and principal shareholders be made in terms and underwriting standards substantially the same as offered in comparable transactions to other persons. The Dodd-Frank Act expanded coverage of transactions with insiders by including credit exposure arising from derivative transactions. In addition, the Dodd-Frank Act prohibits an insured depository institution from purchasing or selling an asset to an executive officer, director or principal shareholder (or any related interest of such a person) unless the transaction is on market terms, and if the transaction exceeds 10% of the institution’s capital, it is approved in advance by a majority of the disinterested directors.

Restrictions on Transactions with Affiliates

Xenith Bank is subject to the provisions of Section 23A of the Federal Reserve Act with respect to affiliates, including Xenith Bankshares. These provisions place limits on the amount of:

•	loans or extensions of credit to affiliates;

•	investment in affiliates;

•	assets that Xenith Bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	the amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	Xenith Bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions are limited in amount, as to any one affiliate, to 10% of capital and surplus and, as to all affiliates combined, to 20% of capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Xenith Bank must also comply with other provisions designed to avoid the taking of low-quality assets from an affiliate.

The Dodd-Frank Act expanded the scope of Section 23A of the Federal Reserve Act to include investment funds managed by an institution as an affiliate, as well as other procedural and substantive hurdles.

Xenith Bank also is subject to the provisions of Section 23B of the Federal Reserve Act, which, among other things, prohibits Xenith Bank from engaging in any transaction with an affiliate unless the transaction is on terms substantially the same, or at least as favorable to Xenith Bank, as those prevailing at the time for comparable transactions with non-affiliated companies.

Certain Acquisitions

The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring more than 5% of the voting stock of any bank or other bank holding company, (2) acquiring all or substantially all of the assets of any bank or bank holding company or (3) merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy. As a result of the USA PATRIOT Act of 2001, referred to as the Patriot Act, which is discussed below, the Federal Reserve is required to consider the record of a bank holding company and its subsidiary bank(s) in combating money laundering activities in its evaluation of bank holding company merger or acquisition transactions. The Dodd-Frank Act also amended the Bank Holding Company Act to require consideration of the extent to which a proposed acquisition, merger or consolidation would result in greater or more concentrated risks to the stability of the United States banking or financial system.

Under the Bank Holding Company Act, if well-capitalized and well-managed, any bank holding company located in Virginia may purchase a bank located outside of Virginia. Conversely, a well-capitalized and well-managed bank holding company located outside of Virginia may purchase a bank located inside Virginia. In each case, however, restrictions currently exist on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits.

Change in Bank Control

Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act of 1978, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if a person or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities.

Sound Banking Practices

Bank holding companies are not permitted to engage in unsound banking practices. For example, the Federal Reserve’s Regulation Y requires a bank holding company to give the Federal Reserve prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid together with the consideration paid for any repurchases in the preceding year is equal to 10% or more of the bank holding company’s consolidated net worth. The Federal Reserve may oppose the transaction, if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. For example, a holding company could not impair its subsidiary bank’s soundness by causing it to make funds available to non-banking subsidiaries or their customers if the Federal Reserve believed it not prudent to do so.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989, referred to as FIRREA, expanded the Federal Reserve’s authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations. FIRREA increased the amount of civil money penalties which the Federal Reserve can assess for activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues. FIRREA also expanded the scope of individuals and entities against which such penalties may be assessed.

Under FIRREA, a depository institution, the deposits of which are insured by the FDIC, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution, or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution “in danger of default.” “Default” is defined generally as the appointment of a conservator or a receiver, and “in danger of default” is defined generally as the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. Xenith Bank is an FDIC-insured depository institution, and with respect to which BankCap Partners is a bank holding company. BankCap Partners is also a bank holding company for Atlantic Capital Bank. In some circumstances (depending upon the amount of the loss or anticipated loss suffered by the FDIC), cross-guarantee liability may result in the ultimate failure or insolvency of one or more insured depository institutions in a holding company structure. Any obligation or liability owed by a subsidiary bank to its parent company is subordinated to the subsidiary bank’s cross-guarantee liability with respect to commonly controlled insured depository institutions.

Anti-Tying Restrictions

Xenith Bank is prohibited from tying the provision of services, such as extensions of credit, to certain other services offered by Xenith Bank, Xenith Bankshares or its affiliates.

Standards for Safety and Soundness

The Federal Reserve has established safety and soundness standards applicable to Xenith Bank regarding such matters as internal controls, loan documentation, credit underwriting, interest-rate risk exposure, asset growth, compensation and other benefits and asset quality and earnings. If Xenith Bank were to fail to meet these standards, the Federal Reserve could require it to submit a written compliance plan describing the steps Xenith Bank will take to correct the situation and the time within which such steps will be taken. The Federal Reserve has authority to issue orders to secure adherence to the safety and soundness standards.

Reserve Requirement

Under a regulation promulgated by the Federal Reserve, depository institutions, including Xenith Bank, are required to maintain cash reserves against a stated percentage of their transaction accounts. Current reserve requirements for calendar year 2014 are as follows:

•	for transaction accounts totaling $13.3 million or less, a reserve of 0%;

•	for transaction accounts in excess of $13.3 million up to and including $89.0 million, a reserve of 3%; and

•	for transaction accounts totaling in excess of $89.0 million, a reserve requirement of $2.67 million plus 10% of that portion of the total transaction accounts greater than $89.0 million.

The dollar amounts and percentages reported here are all subject to adjustment by the Federal Reserve. As of December 31, 2013, Xenith Bank had a reserve requirement of $8.5 million.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Under the GLB Act, financial institutions may not disclose non-public personal information about a customer to unaffiliated third parties, unless the institution satisfies various disclosure requirements and the consumer has not elected to opt-out of the disclosure (with some exceptions). Additionally, financial institutions generally may not disclose consumer account numbers to any non-affiliated third party for use in telemarketing, direct-mail marketing or other marketing through electronic mail to consumers.

Monetary Policy

Banking is a business that depends on interest rate differentials. In general, the differences between the interest paid by a bank on its deposits and its other borrowings and the interest received by a bank on loans extended to its customers and securities held in its investment portfolio constitute a major portion of earnings. Thus, Xenith Bankshares’ earnings and growth will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve, which regulates the supply of money through various means including open market transactions in United States government securities. These transactions include the purchase and sale of securities to expand or contract the general liquidity in the financial system. Additionally, the Federal Reserve establishes a target Federal Fund Rate and the Discount Rate. Actions taken by the Federal Reserve influence the general condition of interest rates in the marketplace.

Xenith Bank’s earnings are primarily a function of differentials between interest rates. Depending on Xenith Bank’s asset/liability strategy, actions taken by the Federal Reserve may have a positive or negative effect on profitability. Xenith Bankshares cannot predict the actions of the Federal Reserve, nor can it guarantee that its asset/liability strategy is consistent with action taken by the Federal Reserve.

Community Reinvestment Act

The Community Reinvestment Act requires federal banking regulators to evaluate the record of financial institutions in meeting the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers and acquisitions, and applications to open a branch or facility. Federal regulators are required to provide and make public a written examination report of an institution’s Community Reinvestment Act performance. Xenith Bank continues to maintain a satisfactory Community Reinvestment Act rating.

Branch and Interstate Banking

The federal banking agencies are authorized to approve interstate bank merger transactions without regard to whether such transaction is prohibited by the law of any state, unless the home state of one of the banks has opted out of the interstate bank merger provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, referred to as the Riegle-Neal Act, by adopting a law after the date of enactment of the Riegle-Neal Act and prior to June 1, 1997 that applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Such interstate bank mergers and branch acquisitions, described below, are also subject to the nationwide and statewide insured deposit concentration limitations described in the Riegle-Neal Act.

Under the Dodd-Frank Act, national banks and state banks are able to establish branches in any state, if that state would permit the establishment of the branch by a state bank chartered in that state. Virginia law permits a state bank to establish a branch of the bank anywhere in the state; therefore, a bank with its headquarters outside the Commonwealth of Virginia may establish branches anywhere within Virginia.

Regulatory Enforcement Authority

Federal and state banking law grants substantial enforcement powers to federal and state banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Concentrated CRE Lending Regulations

The Federal Reserve, OCC and FDIC have promulgated guidance governing financial institutions with concentrations in CRE lending. The guidance provides that a bank has a concentration in CRE lending, if (1) total reported loans for construction, land development and other land represent 100% or more of total capital or (2) total reported loans secured by multi-family and non-farm residential properties and loans for construction, land development and other land represent 300% or more of total capital, and the bank’s CRE loan portfolio has increased 50% or more during the prior 36 months. If a concentration is present, management must employ heightened risk management practices, including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and increasing capital requirements.

Allowance for Loan and Lease Losses

Federal bank regulatory agencies have released the Interagency Policy Statement on the allowance for loan and lease losses to ensure consistency with GAAP and more recent supervisory guidance, including, among other things, considerations for measuring impairment and estimating credit losses and illustrations of effective loss migration analysis. Additionally, the agencies issued 16 Frequently Asked Questions to assist institutions in complying with both GAAP and allowance for loan and lease losses supervisory guidance. Highlights of the statement include the following:

•	the statement emphasizes that the allowance for loan and lease losses represents one of the most significant estimates in an institution’s financial statements and regulatory reports and that an assessment of the appropriateness of the allowance for loan and lease losses is critical to an institution’s safety and soundness;

•	each institution has a responsibility to develop, maintain and document a comprehensive, systematic and consistently applied process for determining the amounts of the allowance for loan and lease losses. An institution must maintain an allowance for loan and lease losses that is sufficient to cover estimated credit losses on individual impaired loans as well as estimated credit losses inherent in the remainder of the portfolio; and

•	the statement updated the previous guidance on the following issues regarding allowance for loan and lease losses: (1) responsibilities of the board of directors, management and bank examiners; (2) factors to be considered in the estimation of allowance for loan and lease losses; and (3) objectives and elements of an effective loan review system.

Monitoring and Reporting Suspicious Activity

Under the Bank Secrecy Act, referred to as the BSA, Xenith Bankshares is required to monitor and report unusual or suspicious account activity that might signify money laundering, tax evasion or other criminal activities, as well as transactions involving the transfer or withdrawal of amounts in excess of prescribed limits. The BSA is sometimes referred to as an “anti-money laundering” law, referred to as AML. Several AML acts, including provisions in Title III of the Patriot Act, have been enacted up to the present to amend the BSA. The Patriot Act was enacted in response to the September 11, 2001 terrorist attacks and is intended to strengthen the ability of United States law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. Under the Patriot Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with financial institutions and foreign customers. For example, the enhanced due diligence policies, procedures and controls generally require financial institutions to take reasonable steps:

•	to conduct enhanced scrutiny of account relationships to guard against money laundering and report any suspicious transaction;

•	to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, each account as needed to guard against money laundering and report any suspicious transactions;

•	to ascertain for any foreign bank, the shares of which are not publicly traded, the identity of the owners of the foreign bank, and the nature and extent of the ownership interest of each such owner; and

•	to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

Under the Patriot Act, financial institutions are also required to establish anti-money laundering programs. The Patriot Act sets forth minimum standards for these programs, including:

•	the development of internal policies, procedures and controls;

•	the designation of a compliance officer;

•	an ongoing employee training program; and

•	an independent audit function to test the programs.

In addition, under the Patriot Act, the Secretary of the U.S. Treasury has adopted rules addressing a number of related issues, including increasing the cooperation and information sharing between financial institutions, regulators and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Any financial institution complying with these rules will not be deemed to violate the privacy provisions of the GLB Act that are discussed under “—Gramm-Leach-Bliley Act” above. Finally, under the regulations of the Office of Foreign Asset Control, referred to as OFAC, Xenith Bankshares is required to monitor and block transactions with certain “specially designated nationals” who OFAC has determined pose a risk to United States national security.

Technology Risk Management and Consumer Privacy

State and federal banking regulators have issued various policy statements emphasizing the importance of technology risk management and supervision in evaluating the safety and soundness of depository institutions with respect to banks that contract with outside vendors to provide data processing and core banking functions. The use of technology-related products, services, delivery channels and processes exposes a bank to various risks, particularly operational, privacy, security, strategic, reputation and compliance risk. Banks are generally expected to prudently manage technology related risks as part of their comprehensive risk management policies by identifying, measuring, monitoring and controlling risks associated with the use of technology.

Under Section 501 of the GLB Act, the federal banking agencies have established appropriate standards for financial institutions regarding the implementation of safeguards to ensure the security and confidentiality of customer records and information, protection against any anticipated threats or hazards to the security or integrity of such records, and protection against unauthorized access to or use of such records or information in a way that could result in substantial harm or inconvenience to a customer. Among other matters, the rules require each bank to implement a comprehensive written information security program that includes administrative, technical and physical safeguards relating to customer information.

Under the GLB Act, a financial institution must also provide its customers with a notice of privacy policies and practices. Section 502 of the GLB Act prohibits a financial institution from disclosing non-public personal information about a customer to nonaffiliated third parties unless the institution satisfies various notice and opt-out requirements, and the customer has not elected to opt out of the disclosure. Under Section 504 of the GLB Act, the agencies are authorized to issue regulations as necessary to implement notice requirements and restrictions on a financial institution’s ability to disclose non-public personal information about customers to nonaffiliated third parties. Under the final rule the regulators adopted, all banks must develop initial and annual privacy notices that describe in general terms the bank’s information sharing practices. Banks that share non-public personal information about customers with nonaffiliated third parties must also provide customers with an opt-out notice and a reasonable period of time for the customer to opt out of any such disclosure (with certain exceptions). Limitations are placed on the extent to which a bank can disclose an account number or access code for credit card, deposit or transaction accounts to any nonaffiliated third party for use in marketing.

UDAP and UDAAP

Recently, banking regulatory agencies have increasingly used a general consumer protection statute to address “unethical” or otherwise “bad” business practices that may not necessarily fall directly under the purview of a specific banking or consumer finance law. The law of choice for enforcement against such business practices has been Section 5 of the Federal Trade Commission Act, referred to as the FTC Act, which is the primary federal law that prohibits unfair or deceptive acts or practices, referred to as UDAP, and unfair methods of competition in or affecting commerce. “Unjustified consumer injury” is the principal focus of the FTC Act. Prior to the Dodd-Frank Act, there was little formal guidance to provide insight to the parameters for compliance with UDAP laws and regulations. However, UDAP laws and regulations have been expanded under the Dodd-Frank Act to apply to UDAAP, which have been delegated to the CFPB for supervision. The CFPB has published its first Supervision and Examination Manual that addresses compliance with and the examination of UDAAP.

Other Regulation

Xenith Bank is subject to a variety of other regulations. State and federal laws restrict interest rates on loans. The Truth in Lending Act and the Home Mortgage Disclosure Act impose information requirements on Xenith Bank in making loans. The Equal Credit Opportunity Act prohibits discrimination in lending on the basis of race, creed or other prohibited factors. The Fair Credit Reporting Act governs the use and release of information to credit reporting agencies. The Truth in Savings Act requires disclosure of yields and costs of deposits and deposit accounts. Other acts govern confidentiality of consumer financial records, automatic deposits and withdrawals, check settlement, endorsement and presentment and reporting of cash transactions as required by the Internal Revenue Service.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, Xenith Bankshares cannot forecast how federal regulation of financial institutions may change in the future and impact its operations. Although the United States Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, it fully expects that the its industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted, further regulating specific banking practices.

Employees

At December 31, 2013, Xenith Bankshares had 102 employees, including 98 full-time employees. All of its employees were employed by Xenith Bank. None of its employees are represented by a collective bargaining unit, and it believes that relations with its employees are good.

Properties

The following table summarizes certain information about Xenith Bankshares’ headquarters and the locations of its branch and administrative offices as of December 31, 2013:

Office Location	Owned or Leased	Lease Terms	Square Feet

One James Center (Headquarters) 901 E. Cary Street, Suite 1700 Richmond, VA 23219	Leased	Term expires June 30, 2019, with one option to extend for a three-year period	16,131

Boulders Branch Operations Center) 1011 Boulder Spring Drive, Suite 410 Richmond, VA 23225	Leased	Term expires March 31, 2017, with one option to extend for a three-year period	10,592

McLean Branch 8200 Greensboro Drive, Suite 1400 McLean, VA 22102	Leased	Initial term of 87 months beginning November 1, 2008, with one option to extend for a three-year period	6,935

North Suffolk Branch 3535 Bridge Road Suffolk, VA 23435	Owned		12,255

Plaza Branch 1000 N. Main Street Suffolk, VA 23434	Leased	Current term expires January 31, 2019, with automatic five-year renewals	2,512

Bosley Branch 100 Bosley Avenue Suffolk, VA 23434	Owned		2,596

Xenith Bankshares believes that all of its properties are maintained in good operating condition and are suitable and adequate for its operational needs.

Legal Proceedings

From time to time, Xenith Bankshares and Xenith Bank are party, either as a defendant or plaintiff, to lawsuits in the normal course of their business. While any litigation involves an element of uncertainty, Xenith Bankshares’ management is of the opinion that the liability, if any, resulting from pending legal proceedings will not have a material adverse effect on its financial condition, liquidity or results of operations.

Certain Relationships and Related Transactions

Policy

Xenith Bankshares’ audit and compliance committee of the board of directors is responsible for reviewing and overseeing related person transactions. Xenith Bankshares’ audit and compliance committee of the board of directors operates under a written charter, the relevant provisions of which require the audit and compliance committee of the board of directors to review any proposed related person transactions for potential conflict of interest situations. The audit and compliance committee of the board of directors reviews each related person transaction on a case by case basis and approves only those related person transactions that it determines in good faith to be in the best interest of Xenith Bankshares.

For purposes of this policy, a “related person transaction” means any transaction in which Xenith Bankshares or Xenith Bank is to be a participant and the amount involved exceeds $120,000 and in which any related person will have a direct or indirect material interest. For purposes of this policy, a “related person” means any person who is a director, a nominee for director or an executive officer of Xenith Bankshares or Xenith Bank (or an immediate family member of such director, nominee for director or executive officer) or a beneficial owner of more than 5% of the outstanding shares of Xenith Bankshares common stock (or an immediate family member of such owner).

Lending Relationships with Insiders

Xenith Bank has ordinary lending relationships with certain directors and executive officers of Xenith Bankshares and Xenith Bank and persons with whom they are associated. In the opinion of management, all loans and commitments for loans that have been made to these individuals were made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the same time for comparable transactions with persons not related to Xenith Bankshares or Xenith Bank. These loans and commitments were made in the ordinary course of business and do not involve more than a normal risk of collection or present other unfavorable features. Xenith Bank expects to have similar lending relationships in the future.

Both the directors and executive officers of Xenith Bankshares and Xenith Bank, and their related interests, have various types of lending relationships with Xenith Bank. As of December 31, 2013 and 2012, the total amount of loans outstanding to these individuals was $756 thousand and $1.6 million, respectively. New loans to executive officers and directors during the years ended December 31, 2013 and 2012 totaled $8 thousand and $897 thousand, respectively.

Deposits of directors and executive officers of Xenith Bankshares and Xenith Bank as of December 31, 2013 and 2012 amounted to $1.5 million and $2.2 million, respectively.

Relationship with BankCap Partners

General

BankCap Partners is a private equity fund that focuses on early stage banks across the United States. BankCap Partners, through its wholly-owned subsidiary, BCP Fund I Virginia Holdings, LLC, referred to as BCP Fund LLC, purchased $35.0 million of shares of Xenith Corporation common stock, constituting 73.6% of the shares sold in Xenith Corporation’s 2009 offering of shares of its common stock on June 26, 2009. Following the completion of the merger of First Bankshares and Xenith Corporation in which each share of Xenith Corporation common stock was converted into .8700 shares of Xenith Bankshares common stock, as of April 24, 2014, BankCap Partners was the beneficial owner of 3,671,500 shares of Xenith Bankshares common stock (including warrants to purchase 391,500 shares of Xenith Bankshares common stock at an exercise price of $11.49 per share, all of which warrants are currently exercisable), or 34.0% of the outstanding shares of Xenith Bankshares common stock.

BankCap Partners Fund I, L.P. is the sole member of BCP Fund LLC. The general partner of BankCap Partners Fund is BankCap Partners GP, L.P. The general partner of BankCap Partners GP, L.P. is BankCap Equity Fund, LLC. Brian D. Jones, who served on the board of directors of Xenith Bankshares through its 2013 annual meeting of shareholders, and Scott A. Reed, who currently serves on the board of directors of Xenith Bankshares, are the managers of BankCap Equity Fund, LLC.

Investor Rights Agreement

Voting Agreement. Under the terms of the investor rights agreement, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith

Bankshares and who purchased shares of Xenith Corporation in its 2009 offering have agreed to vote their shares of Xenith Bankshares common stock in favor of (1) one designee of BankCap Partners for election to the board of directors of Xenith Bankshares for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act, with respect to Xenith Bankshares, and (2) one additional designee of BankCap Partners for election to the board of directors of Xenith Bankshares for so long as BankCap Partners and its affiliates own 25% or more of the outstanding shares of Xenith Bankshares’ voting capital stock. They have also agreed to vote their shares of Xenith Bankshares common stock in favor of (1) removing the designee of BankCap Partners on the board of directors of Xenith Bankshares at the request of BankCap Partners and the election to the board of directors of Xenith Bankshares of a substitute designee of BankCap Partners and (2) ensuring that any vacancy on the board of directors of Xenith Bankshares caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above.

Registration Rights. In addition, under the investor rights agreement, each shareholder who purchased shares of Xenith Corporation common stock in its 2009 offering has certain registration rights with respect to such shares. At any time after June 26, 2011, holders of Xenith Bankshares common stock who purchased 20% or more of the shares of Xenith Corporation common stock sold by Xenith Corporation in its 2009 offering, which were converted into shares of Xenith Bankshares common stock in the merger of First Bankshares and Xenith Corporation, referred to as the institutional investors, and their permitted transferees have the right to demand that Xenith Bankshares register for resale under the Securities Act, all or part of the shares of Xenith Bankshares common stock held by such institutional investor, subject to certain exceptions and conditions. If a demand for registration is made, Xenith Bankshares is obligated to notify all other holders of shares of Xenith Bankshares common stock who purchased shares of Xenith Corporation common stock in its 2009 offering of the demand for registration, and such holders will have the right, subject to certain exceptions and conditions, to join the proposed registration and resale. Xenith Bankshares is not obligated to effect more than three such registrations or more than one such registration in any consecutive nine-month period. As between the institutional investors, BankCap Partners has the sole and exclusive right to demand two such registrations and each other institutional investor has the sole and exclusive right to demand one such registration. BankCap Partners is Xenith Bankshares only institutional investor and the only shareholder to receive such right.

In addition, under the investor rights agreement, at any time after June 26, 2011, the holders of Xenith Bankshares common stock that are a party to the investor rights agreement have the right to participate, subject to certain exceptions and conditions, in any underwritten public offerings of Xenith Bankshares common stock that Xenith Bankshares undertakes, referred to as piggy-back offering rights. These piggy-back offering rights may be limited if the managing underwriters advise Xenith Bankshares that in their opinion due to marketing factors the number of shares requested to be included in such registration exceeds the number which can reasonably be expected to be sold in the particular offering.

Other than the payment of all expenses incident to the registration of shares under the investor rights agreement and the reimbursement of travel expenses incurred by Messrs. Jones and Reed, each of whom served on the board of directors of Xenith Bankshares during 2013, which Xenith Bankshares provides to all of Xenith Bankshares’ non-employee directors, Xenith Bankshares has no other reimbursement obligations to BankCap Partners.

XENITH BANKSHARES’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of Xenith Bankshares’ consolidated financial condition, changes in financial condition, results of operations, liquidity, cash flows and capital resources. This discussion should be read in conjunction with Xenith Bankshares’ consolidated financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. All dollar amounts included in the tables in this discussion and analysis are in thousands, except share data. Columns and rows of amounts presented in tables may not total due to rounding.

Overview

Xenith Bankshares is a Virginia corporation that is the bank holding company for Xenith Bank, a Virginia banking corporation organized and chartered pursuant to the laws of the Commonwealth of Virginia and a member of the Board of Governors of the Federal Reserve. Xenith Bank is a full-service, locally-managed commercial bank specifically targeting the banking needs of middle market and small businesses, local real estate developers and investors, private banking clients and select retail clients. Xenith Bankshares is geographically focused on the Greater Washington, DC, Richmond, Virginia and the Greater Hampton Roads, Virginia, metropolitan statistical areas. Xenith Bank conducts its principal banking activities through its six branches, with one branch located in Tysons Corner, Virginia, two branches located in Richmond, Virginia and three branches located in Suffolk, Virginia. Xenith Bankshares acquired the three branches located in Suffolk in the merger of Xenith Corporation with and into First Bankshares, the parent company of its wholly-owned subsidiary SuffolkFirst Bank. Prior to the merger, SuffolkFirst Bank opened the first branch in Suffolk, Virginia, in 2003 under the name of SuffolkFirst Bank. All of the SuffolkFirst Bank branches operate under the name Xenith Bank. As of December 31, 2013, Xenith Bankshares had total assets of $679.9 million, total loans, net of its allowance for loan and lease losses, of $536.5 million, total deposits of $569.2 million and shareholders’ equity of $87.7 million.

Xenith Bankshares’ services and products consist primarily of taking deposits from, and making loans to, its target customers within its target markets. It provides a broad selection of commercial and retail banking products, including C&I loans, commercial and residential real estate loans and select consumer loans. It also offers a wide range of checking, savings and treasury products, including remote deposit capture, automated clearing house transactions, debit cards, 24-hour ATM access, and Internet and mobile banking and bill pay service. Xenith Bankshares does not engage in any activities other than banking activities.

In the third quarter of 2013, Xenith Bankshares began purchasing rehabilitated student loans, a significant portion of which are guaranteed by the federal government. These loans were originated under the FFELP, authorized by the Higher Education Act of 1965, as amended. Pursuant to the FFELP, the student loans are substantially guaranteed by a guaranty agency and reinsured by the United States Department of Education. The purchased loans were also part of the FRLP, under which borrowers on defaulted loans have the one-time opportunity to bring their loans current. These loans, which are then owned by an agency guarantor, are brought current and sold to approved lenders. Commensurate with the purchase of the guaranteed student loans, Xenith Bankshares entered into an agreement with a third-party servicer of student loans to provide all day-to-day operational requirements for the servicing of the loans. As of December 31, 2013, it held guaranteed student loans in the amount of $94.0 million, which are classified as loans held for investment in its consolidated balance sheet. The purchased loans carry a nearly 98% guarantee of principal and accrued interest.

The primary source of Xenith Bankshares’ revenue is net interest income, which represents the difference between interest income on interest-earning assets and interest expense on liabilities used to fund those assets. Interest-earning assets include loans, available-for-sale securities and federal funds sold. Interest-bearing liabilities include deposits and borrowings. Sources of noninterest income include service charges on deposit accounts, gains on the sale of securities, income from derivative products offered to customers and other miscellaneous income. Deposits, FHLB borrowed funds and federal funds purchased are its primary sources of funding. Xenith Bankshares’ largest expenses are interest on its funding sources and salaries and related employee benefits. Measures of its performance include net interest margin, return on average assets, referred to as ROAA, return on average equity, referred to as ROAE, and efficiency ratio. Such measures are common performance indicators in the banking industry.

The following table presents selected financial performance measures, as of the dates stated:

	For the Years Ended December 31,
	2013	2012
Net interest margin (1)	3.89%	4.47%
ROAA (2)	0.33%	1.42%
ROAE (3)	2.49%	9.89%
Efficiency ratio (4)	81%	80%

(1)	Net interest margin is net interest income divided by average interest-earning assets. Average interest-earning assets are presented within the average balances, income and expenses, yields and rates table below.

(2)	ROAA is net income divided by average total assets. Average total assets are presented within the average balances, income and expenses, yields and rates table below.
(3)	ROAE is net income divided by average shareholders’ equity less average preferred stock. Average shareholders’ equity is presented within the average balances, income and expenses, yields and rates table below.
(4)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.

Merger of First Bankshares and Xenith Corporation

First Bankshares was incorporated in Virginia on March 4, 2008, and was the holding company for SuffolkFirst Bank, a community bank founded in the City of Suffolk, Virginia in 2002.

On December 22, 2009, First Bankshares and Xenith Corporation, a Virginia corporation, completed the merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving company in the merger. The merger was completed in accordance with the terms of an agreement of merger and related plan of merger, dated as of May 12, 2009, as amended. At the effective time of the merger, First Bankshares amended and restated its articles of incorporation to, among other things, change its name to Xenith Bankshares, Inc. In addition, following the completion of the merger, SuffolkFirst Bank changed its name to Xenith Bank.

From its inception on February 19, 2008 until the completion of the merger on December 22, 2009, Xenith Corporation (formerly Xenith Bank [In Organization]) had no banking charter, did not engage in any banking business, and had no substantial operations. Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving company for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. The merger was accounted for under the acquisition method of accounting, and accordingly, the assets and liabilities of First Bankshares were recorded at their estimated fair values on December 22, 2009 in the consolidated balance sheet of Xenith Bankshares.

Acquisitions

Effective on July 29, 2011, Xenith Bank acquired select loans totaling $58.3 million and related assets associated with the Paragon branch, and assumed select deposit accounts totaling $76.6 million and certain related liabilities associated with the Paragon branch. Under the terms of the Paragon agreement, Paragon retained the real and personal property associated with the Paragon branch and, following the receipt of required regulatory approvals, the Paragon branch was closed.

At the closing of the Paragon transaction, Paragon made a cash payment to Xenith Bank in the amount of $17.3 million, which represented the excess of approximately all of the liabilities assumed at a premium of 3.92%, over approximately all of the assets acquired at a discount of 3.77%.

Also effective on July 29, 2011, Xenith Bank acquired substantially all of the assets, including all loans, and assumed certain liabilities, including all deposits, of VBB, which was closed on July 29, 2011 by the Virginia State Corporation Commission. The FDIC acted as court-appointed receiver of VBB. The VBB acquisition was completed in accordance with the terms of the VBB agreement, among the FDIC, receiver for VBB, the FDIC and Xenith Bank.

Xenith Bank acquired total assets of $92.9 million, including $70.9 million in loans, and assumed liabilities of $86.9 million, including $77.5 million in deposits. Under the terms of the VBB agreement, Xenith Bank received a discount of $23.8 million on the net assets and did not pay a deposit premium. Xenith Bank also received an initial cash payment from the FDIC in the amount of $17.8 million based on the difference between the discount received ($23.8 million) and the net assets acquired ($5.9 million). The VBB acquisition was completed without any shared-loss agreement with the FDIC.

Issuances of Stock

In April 2011, Xenith Bankshares issued and sold 4.6 million shares of its common stock at a public offering price of $4.25 per share pursuant to an effective registration statement filed with the SEC. Net proceeds, after the underwriters’ discount and expenses, were $17.7 million.

In September 2011, as part of the SBLF, Xenith Bankshares entered into the SBLF purchase agreement with the Secretary of the U.S. Treasury, pursuant to which Xenith Bankshares sold 8,381 shares of the SBLF preferred stock to the Secretary of the U.S. Treasury for a purchase price of $8.4 million. The terms of the SBLF preferred stock were established pursuant to an amendment to Xenith Bankshares’ articles of incorporation on September 20, 2011. Of the $8.4 million received, $7.5 million was invested in Xenith Bank; the remainder was retained at the holding company to fund the quarterly dividend payable on the SBLF preferred stock.

Industry Conditions

The economy showed signs of improvement in 2013, with a slight decline in unemployment, an improvement in consumer confidence, and some stabilization in housing markets. The national unemployment rate, seasonally adjusted and as published by the Bureau of Labor Statistics, for December 2013 was reported at 6.7%, a decline from 7.9% in December 2012. In the Fifth District of the Federal Reserve Bank, referred to as the Fifth District, which includes Xenith Bankshares’ target markets, the December 2013 unemployment rate was 6.2%, down from 7.4% at the end of 2012. More specifically, the unemployment rate in Virginia in December 2013 was 5.2%, based on data published by the Fifth District. Additionally as published by the Fifth District, in the last year, all industry sectors in the Fifth District grew except for government and other, which showed only modest declines.

The Federal Open Market Committee, referred to as the FOMC, stated in a January 29, 2014 release that economic activity has been expanding at a moderate pace, and although labor market conditions have shown some improvement, the unemployment rate remains elevated. The FOMC stated the housing sector slowed somewhat, but business and household spending advanced.

The FOMC stated it will reduce the pace of its asset purchase program until the outlook for the labor market or inflation changes, with the future pace of the asset purchase program based on the efficacy and cost of the program. The FOMC stated it expects that a highly accommodative stance of monetary policy will remain appropriate for a considerable time. In particular, the FOMC reaffirmed its expectation and stated “the current exceptionally low target range for the federal funds rate of 0 to  1⁄4 percent will be appropriate at least as long as the unemployment rate remains above 6-1/2 percent, inflation between one and two years ahead is projected to be no more than a half percentage point above the Committee’s 2 percent longer-run goal, and longer-term inflation expectations continue to be well anchored.”

Low interest rates and intense competition, due to limited business investment, in addition to other factors, have put pressure on net interest margins of banks, including Xenith Bank. Banks with which it competes are offering aggressive terms and may be loosening credit underwriting standards. Xenith Bankshares anticipates intense competition in its markets until the economy shows stronger signs of improvement.

Outlook

Xenith Bankshares is well positioned to take advantage of competitive opportunities. Xenith Bankshares will benefit from (1) its team of skilled bankers, (2) its advantageous market locations in its target markets, (3) its variety of banking services and products and (4) its experienced management team and board of directors. It intends to execute its business strategy by focusing on developing long-term relationships with its target customer base through a team of bankers with significant experience in its target markets.

Intense competition for quality loans in the low interest rate environment requires that Xenith Bank remains firm to its established credit underwriting practices, provides exceptional customer service and offers competitive treasury services products, as well as cautiously step-down rates on its deposits and be judicious in its investments.

In Xenith Bankshares’ continuing evaluation of its business strategy, it believes properly priced acquisitions can complement its organic growth. Xenith Bankshares may seek to acquire other financial institutions or branches or assets of those institutions. Although its principal acquisition focus will be to expand its presence in its target markets, it may also expand into new markets or related banking lines of business and related services and products. It evaluates potential acquisitions to determine what is in its own best interest and long-term strategy. Its goal in making these decisions is to maximize shareholder value.

Critical Accounting Policies

General

Xenith Bankshares’ accounting policies are fundamental to an understanding of its consolidated financial position and consolidated results of operations. Xenith Bankshares believes that its accounting and reporting policies are in accordance with GAAP and conform to general practices within the banking industry. Its financial position and results of operations are affected by management’s application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and the amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in its consolidated financial position or results of operations or both its consolidated financial position and results of operations. Its significant accounting policies are discussed further in the notes to the consolidated financial statements in this proxy statement/prospectus.

Xenith Bankshares considers a policy critical, if (1) the accounting estimate requires assumptions about matters that are highly uncertain at the time of the accounting estimate and (2) different estimates that could reasonably have been used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on its financial statements. Using these criteria, Xenith Bankshares believes its most critical accounting policy relates to the allowance for loan and lease losses, which reflects the estimated losses in the event of borrower default. An additional accounting policy that it deems critical using these criteria is its measurement of probable cash flows with respect to acquired credit-impaired loans accounted for under FASB ASC Topic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality,” referred to as ASC 310-30. Yield and impairment for acquired credit-impaired loans is based on management’s estimate of future cash flows, which are re-estimated on a periodic basis.

If the financial condition of Xenith Bankshares’ borrowers were to deteriorate, resulting in an impairment of their ability to make payments, adjustments to its estimates would be made and additional provisions for loan losses could be required, which could have a material adverse impact on its results of operations and financial condition. The following is a summary of its critical accounting policies that are highly dependent on estimates, assumptions and judgments.

Loans

Loans held for sale represent loans Xenith Bankshares holds through its sub-participation in a nationwide warehouse lending program with a commercial bank, referred to as the participating bank. The participating bank and Xenith Bank purchase interests from unaffiliated mortgage originators that seek funding to facilitate the origination of single-family residential mortgage loans for sale in the secondary market. These loans are held for short periods, usually less than 30 days and more typically 10-25 days. Accordingly, these loans are classified as held for sale and are carried at the lower of cost or fair value, determined on an aggregate basis. As of December 31, 2013 and 2012, Xenith Bankshares had $3.4 million and $80.9 million, respectively, in loans held for sale.

Loans that Xenith Bank originates are carried at their principal amount outstanding plus or minus unamortized fees, origination costs and fair value adjustments for acquired loans. Interest income is recorded as earned on an accrual basis. It is Xenith Bankshares’ general policy that accrual of interest income is discontinued when a loan is 90 days or greater past due as to principal or interest or when the collection of principal and/or interest is in doubt, unless the estimated net realizable value of collateral is sufficient to assure collection of both principal and interest and the loan is in the process of collection. Subsequent cash receipts are applied to principal until the loan is in compliance with stated terms. Due to the guarantee of both principal and accrued interest on a significant portion of its guaranteed student loan balances, it does not discontinue the accrual of interest income on these loans when a loan is 90 days or more past due. Xenith Bankshares uses the allowance method in providing for possible loan losses.

Xenith Bankshares’ management considers loans to be impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Factors that influence management’s judgments include, but are not limited to, loan payment pattern, source of repayment and value of any collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and it expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and nonaccrual reports, internally generated lists of certain risk ratings and loan review. The value of impaired loans is measured using either the discounted expected cash flow method or the value of collateral method. Xenith Bankshares considers all of its nonperforming loans to be impaired loans.

Acquired loans are initially recorded at estimated fair value as of the date of acquisition; therefore, any related allowance for loan and lease losses is not carried over or established at acquisition. The difference between contractually required amounts receivable and the acquisition date fair value of loans that are not deemed credit-impaired at acquisition is accreted (recognized) into income over the life of the loan either on a straight-line basis or based on the underlying principal payments on the loan. Any change in credit quality subsequent to acquisition for these loans is reflected in Xenith Bankshares’ allowance for loan and lease losses.

Loans acquired with evidence of credit deterioration since origination and for which it is probable at the date of acquisition that Xenith Bankshares will not collect all contractually required principal and interest payments are accounted for under ASC 310-30. Xenith Bankshares concluded that a portion of the loans acquired in the VBB acquisition are credit-impaired loans qualifying for accounting under ASC 310-30.

In applying ASC 310-30 to acquired loans, Xenith Bankshares must estimate the amount and timing of cash flows expected to be collected. The estimation of the amount and timing of expected cash flows to be collected requires significant judgment, including estimated default rates and the amount and timing of prepayments, in addition to other factors. ASC 310-30 allows the purchaser to estimate cash flows on credit-impaired loans on a loan-by-loan basis or aggregate credit-impaired loans into one or more pools if the loans have common risk characteristics. It has estimated cash flows expected to be collected on a loan-by-loan basis.

The excess of cash flows expected to be collected over the estimated fair value of purchased credit-impaired loans is referred to as the accretable yield. This amount is accreted into interest income over the period of expected cash flows from the loan, using the effective yield method. The difference between contractually required payments due and the cash flows expected to be collected, on an undiscounted basis, is referred to as the nonaccretable difference.

ASC 310-30 requires periodic re-evaluation of expected cash flows for acquired credit-impaired loans subsequent to acquisition date. Decreases in expected cash flows attributable to credit will generally result in an impairment charge to earnings such that the accretable yield remains unchanged. Increases in expected cash flows will result in an increase in the accretable yield, which is a reclassification from the nonaccretable difference. The increased accretable yield is recognized in income over the remaining period of expected cash flows from the loan. Any impairment charge recorded as a result of a re-evaluation is recorded as an increase in Xenith Bankshares’ allowance for loan and lease losses.

Acquired loans for which Xenith Bankshares cannot predict the amount or timing of cash flows are accounted for under the cost recovery method, whereby principal and interest payments received reduce the carrying value of the loan until such amount has been received. Amounts received in excess of the carrying value are reported in interest income.

Allowance for Loan and Lease Losses

Xenith Bankshares’ allowance for loan and lease losses consists of (1) a component for collective loan impairment recognized and measured pursuant to FASB ASC Topic 450, “Contingencies,” and (2) a component for individual loan impairment recognized pursuant to FASB ASC Topic 310, “Receivables.”

Xenith Bankshares determines the allowance for loan and lease losses based on a periodic evaluation of the loan portfolio. This evaluation is a combination of quantitative and qualitative analysis. Quantitative factors include loss history for similar types of loans that it originates in its portfolio. It also considers qualitative factors, such as general economic conditions, nationally and in its target markets, as well as threats of outlier events, such as the unexpected deterioration of a significant borrower. These quantitative and qualitative factors are estimates and may be subject to significant change. Increases to its allowance for loan and lease losses are made by charges to the provision for loan and lease losses, which is reflected in its consolidated statements of operations. Loans deemed to be uncollectible, in full or in part, are charged against its allowance for loan and lease losses at the time of determination, and recoveries of previously charged-off amounts are credited to its allowance for loan and lease losses.

In assessing the adequacy of its allowance for loan and lease losses as of the end of a reporting period, Xenith Bankshares also evaluates its loan risk ratings. Each loan is assigned two “risk ratings” at origination. One risk rating is based on its assessment of its borrower’s financial capacity and the other is based on the type of collateral and estimated loan to value. Xenith Bankshares’ assigned risk ratings generally determine the quantitative factors used in the calculation of its allowance for loan and lease losses. In addition to its assessment of risk ratings, it also considers internal observable data related to trends within the loan portfolio, such as concentrations, aging of the portfolio, changes to its policies and procedures and external observable data such as industry and general economic trends.

In evaluating loans accounted for under ASC 310-30, Xenith Bankshares periodically estimates the amount and timing of cash flows expected to be collected. Upon re-estimation, any deterioration in the timing and/or amount of cash flows results in an impairment charge, which is reported as a provision for loan and lease losses in net income and a component of its allowance for loan and lease losses. A subsequent improvement in the expected timing or amount of future cash flows for those loans could result in the reduction of the allowance for loan and lease losses and an increase in its net income.

In evaluating its acquired guaranteed student loans, its allowance for loan and lease losses is based on historical default rates for similar types of loans applied to the portion of carrying value in these loans that is not subject to federal guaranty.

Although Xenith Bankshares uses various data and information sources to establish its allowance for loan and lease losses, future adjustments to its allowance for loan and lease losses may be necessary, if conditions, circumstances or events are substantially different from the assumptions used in making the assessments. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review its allowance for loan and lease losses. Such agencies may require Xenith Bankshares to recognize additions or reductions to the allowance for loan and lease losses based on their judgments of information available to them at the time of their examination.

Management believes that the allowance for loan and lease losses is adequate. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at estimated fair value less costs of disposal at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations and, if required, a reserve is established to reflect the net carrying value of the asset at the lower of the then existing carrying value or the fair value less costs of disposal. Revenue and expenses from operations and changes in the valuation of OREO are included in its consolidated statements of operations.

Accounting for Acquisitions

The merger with First Bankshares was treated as a reverse acquisition for accounting purposes, with Xenith Corporation deemed the acquirer. This merger was accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805, “Business Combinations,” referred to as ASC 805, and, accordingly the assets acquired and liabilities of First Bankshares assumed were recorded at estimated fair value as of the date of the merger, which was December 22, 2009. The Paragon transaction and the VBB acquisition were determined to be acquisitions of businesses in accordance with ASC 805; therefore, these transactions were also accounted for under the acquisition method of accounting, with the assets acquired and liabilities assumed recorded at their estimated fair values as of the effective date of the acquisitions, which was July 29, 2011.

The determination of these fair values requires management to make estimates about future cash flows, market conditions and other events, which are highly subjective in nature. Actual results may differ materially from the estimates made.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the identifiable net assets acquired. Goodwill is tested at least annually for impairment, which requires as a first step the comparison of the fair value of each reporting unit to its carrying value. For purposes of determining fair value of the reporting unit, fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” If the fair value of the reporting unit is determined to be less than the reporting unit’s carrying value of its equity, a second step of the impairment test is required, which involves allocating the fair value of the reporting unit to all of the assets and liabilities of the unit, with the excess of fair value over allocated net assets representing the fair value of the unit’s goodwill. Impairment is measured as the amount, if any, by which the carrying value of the reporting unit’s goodwill exceeds the estimated fair value of that goodwill. Xenith Bankshares’ recorded goodwill as of December 31, 2013 was $13.0 million, all of which resulted from the merger with First Bankshares. Management has concluded that none of its recorded goodwill was impaired as of the testing date, which was October 31, 2013. There have been no events since the testing date that would indicate Xenith Bankshares’ goodwill is impaired.

Other intangible assets, which represent core deposit intangibles, are amortized over their estimated useful life. Xenith Bankshares’ core deposit intangibles were acquired in the merger of First Bankshares and Xenith Corporation and the Paragon transaction and are being amortized on a straight-line basis over 10 years. No events have occurred since December 31, 2013, that would indicate impairment in the carrying amounts of intangibles.

Xenith Bankshares periodically assesses whether events or changes in circumstances indicate that the carrying amounts of intangible assets may be impaired.

Income Taxes

Xenith Bankshares computes its income taxes in accordance with the provisions of FASB ASC Topic 740, “Accounting for Income Taxes,” under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred tax assets are evaluated for recoverability, and a valuation allowance is provided until it is more likely than not that these tax benefits will be realized. This determination requires Xenith Bankshares to evaluate both historical and future factors and to conclude as to the likelihood that its deferred tax assets will be utilized in the future. Changes in factors in future periods could require it to record a valuation allowance on all or a portion of its deferred tax asset in these periods.

In addition, Xenith Bankshares is required to establish a tax contingency reserve for any estimated tax exposure items identified based on its tax return filings or anticipated filings. Changes in any tax contingency reserve would be based on specific development, events or transactions.

Results of Operations

Net Income

For the year ended December 31, 2013, Xenith Bankshares reported net income of $2.0 million compared to net income of $7.4 million for the year ended December 31, 2012. Net income for the year ended December 31, 2012 included a $5.0 million income tax benefit due to the reversal of the valuation allowance on its net deferred tax assets.

The following table presents net income and earnings per common share information for the periods stated:

	For the Years Ended December 31,
	2013	2012
Net income	$1,986	$7,379

Preferred stock dividend	(84)	(89)

Net income available to common shareholders	$1,902	$7,290

Earnings per common share, basic and diluted	$0.18	$0.70

Net Interest Income

For the year ended December 31, 2013, net interest income was $22.1 million compared to $22.0 million for the year ended December 31, 2012. Greater interest income in 2013 due to higher average balances in loans held for investment was offset by lower yields on these loans and investment securities, resulting in a slight decrease in interest income in 2013 compared to 2012. Interest expense decreased in 2013 compared to 2012 primarily due to lower deposit costs, partially offset by higher average balances of deposits. As presented in the table below, net interest margin decreased 58 basis points to 3.89% for the year ended December 31, 2013, from 4.47% for the year ended December 31, 2012. Net interest margin is defined as the percentage of net interest income to average interest-earning assets. Average interest-earning assets increased $77.1 million, while related interest income decreased $336 thousand for the year ended December 31, 2013 compared to the year ended 2012. Average interest-bearing liabilities increased $57.3 million, while related interest expense decreased $461 thousand, for the year ended December 31, 2013 compared to the year ended 2012. Yields on interest-earning assets declined 77 basis points to 4.50% for the year ended December 31, 2013 compared to the year ended 2012, while costs of interest-bearing liabilities decreased 25 basis points to 0.81% for 2012. Xenith Bankshares’ purchase of guaranteed student loans resulted in a decrease in its overall yield on interest-earning assets for the year ended 2013 compared to the year ended 2012; however, it believes these assets are an efficient use of excess liquidity and provide an adequate risk-adjusted return. Average interest-earning assets as a percentage of total assets were 93.8% and 94.9%, respectively, for the years ended December 31, 2013 and 2012. Lower average interest-earning assets as a percentage of total assets were primarily due to the addition of bank-owned life insurance, referred to as BOLI, in 2013 and higher average cash balances.

Xenith Bank’s loan portfolios acquired in the merger of First Bankshares and Xenith Corporation, the Paragon transaction and the VBB acquisition were discounted to estimated fair values (for expected credit losses and for interest rates) immediately following the merger and the acquisitions, as applicable. A portion of the purchase accounting adjustments (discounts) to record the acquired loans at estimated fair values is being recognized (accreted) into interest income over the remaining life of the loans or the period of estimated cash flows. Amounts received in excess of the carrying value of loans accounted for on cost recovery are accreted into interest income at the time of recovery. Loan discount accretion for the years ended December 31, 2013 and 2012 was $2.6 million and $3.3 million, respectively.

For the year ended December 31, 2012, net interest income was $22.0 million compared to $16.2 million for the year ended December 31, 2011. Net interest margin decreased 41 basis points to 4.47% for the year ended December 31, 2012 compared to 4.88% for the year ended December 31, 2011. Greater net interest income was primarily due to higher average loan balances, partially offset by lower yields on loans and investments. Loan discount accretion for the years ended December 31, 2012 and 2011 was $3.3 million and $3.6 million, respectively. In addition, time deposits acquired in the merger were adjusted to fair value at the date of the merger of First Bankshares and Xenith Corporation for interest rates. The total adjustment of First Bankshares and Xenith Corporation at the date of the merger was $2.1 million and was amortized as a reduction of interest expense over a two-year period. The effect of this amortization is a decrease in interest expense of $1.1 million for the year ended December 31, 2011. This fair value adjustment had no effect on the year ended December 31, 2012. Average interest-earning assets as a percentage of total assets were 94.9% and 92.5%, respectively, for the years ended December 31, 2012 and 2011.

The following table presents the impact of purchase accounting adjustments on Xenith Bankshares’ net interest margin for the periods stated:

	For the Years Ended December 31,
	2013	2012	2011
Net interest margin	3.89%	4.47%	4.88%
Purchase accounting adjustments impact (1)	0.47%	0.68%	1.39%
Net interest margin excluding the impact of purchase accounting adjustments	3.42%	3.79%	3.49%

(1)	Purchase accounting adjustments for the years ended December 31, 2013 and 2012, include accretion of discounts on acquired loans. For the year ended December 31, 2011, purchase accounting adjustments include both accretion and an adjustment for interest rates on acquired time deposits.

The following tables provide a detailed analysis of the average yields and rates on average interest-earning assets and average interest-bearing liabilities for the periods stated:

	Average Balances, Income and Expenses, Yields and Rates As of and For the Years Ended December 31,
							2013 vs. 2012
	Average Balances (1)		Yield / Rate		Income / Expense (7)(8)		Increase	Change due to (2)
	2013	2012	2013	2012	2013	2012	(Decrease)	Rate	Volume
Assets
Interest-earning assets:
Federal funds sold	$5,624	$1,951	0.22%	0.19%	$12	$4	$8	$1	$7
Interest-earning deposits	37,972	36,747	0.26%	0.27%	100	98	2	(1)	3
Investments	69,346	67,839	2.10%	2.39%	1,454	1,620	(166)	(202)	36
Loans held for sale	46,257	49,579	3.27%	3.51%	1,514	1,739	(225)	(113)	(112)
Guaranteed Student Loans, gross	17,039	—	3.09%	0.00%	527	—	527	—	527
Loans held for investment, gross (3)	393,851	336,914	5.59%	6.68%	22,033	22,515	(482)	(3,970)	3,488

Total interest-earning assets	570,089	493,031	4.50%	5.27%	25,640	25,976	(336)	(4,285)	3,949

Allowance for loan and lease losses	(4,570)	(4,407)
Noninterest-earning assets:
Cash and due from banks	8,819	4,112
Premises and fixed assets	5,304	5,799
Other assets	28,428	20,794

Total noninterest-earning assets	42,551	30,705

Total assets	$608,070	$519,330

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Demand deposits	$25,478	$12,599	0.20%	0.23%	$52	$30	$22	$(5)	$27
Savings and money market deposits	230,167	205,406	0.57%	0.80%	1,316	1,642	(326)	(506)	180
Time deposits	152,864	133,915	1.14%	1.42%	1,744	1,903	(159)	(406)	247
Federal funds purchased and borrowed funds	20,861	20,176	1.79%	1.84%	374	372	2	(10)	12

Total interest-bearing liabilities	429,370	372,096	0.81%	1.06%	3,486	3,947	(461)	(927)	466

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	88,254	61,889
Other liabilities	2,451	2,335

Total noninterest-bearing liabilities	90,705	64,224

Shareholders’ equity	87,995	83,010

Total liabilities and shareholders’ equity	$608,070	$519,330

Interest rate spread (4)			3.69%	4.21%
Net interest income (5)					$22,154	$22,029	$125	$(3,358)	$3,483

Net interest margin (6)			3.89%	4.47%

(1)	Average balances are computed on a daily basis.
(2)	Change in interest due to both volume and rates has been allocated in proportion to the absolute dollar amounts of the change in each.
(3)	Nonaccrual loans have been included in the average balances. Guaranteed student loans are excluded.
(4)	Interest rate spread is the yield on average interest-earning assets less the rate on average interest-bearing liabilities.
(5)	Net interest income is interest income less interest expense.
(6)	Net interest margin is net interest income divided by average interest-earning assets.
(7)	Tax-exempt interest income is stated on a taxable equivalent basis.
(8)	Interest income on loans in 2013 and 2012 includes $2,644 thousand and $3,335 thousand, respectively, in accretion related to acquired loans.

	Average Balances, Income and Expenses, Yields and Rates As of and For the Years Ended December 31,
							2012 vs. 2011
	Average Balances (1)		Yield / Rate		Income / Expense (7)(8)(9)		Increase	Change due to (2)
	2012	2011	2012	2011	2012	2011	(Decrease)	Rate	Volume
Assets
Interest-earning assets:
Federal funds sold	$1,951	978	0.19%	0.25%	$4	$2	$1	$(1)	$2
Interest-earning deposits	36,747	39,710	0.27%	0.21%	98	85	13	20	(7)
Investments	67,839	64,879	2.39%	2.97%	1,620	1,925	(305)	(389)	85
Loans held for sale	49,579	—	3.51%	0.00%	1,739	—	1,739	—	1,739
Loans held for investment, gross (3)	336,914	227,261	6.68%	7.43%	22,515	16,879	5,635	(1,833)	7,468

Total interest-earning assets	493,031	332,828	5.27%	5.68%	25,976	18,891	7,085	(2,204)	9,288

Allowance for loan and lease losses	(4,407)	(3,086)
Noninterest-earning assets:
Cash and due from banks	4,112	4,158
Premises and fixed assets	5,799	6,224
Other assets	20,794	19,602

Total noninterest-earning assets	30,705	29,984

Total assets	$519,330	$359,726

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Demand deposits	$12,599	8,712	0.23%	0.31%	$30	$27	$2	$(8)	$10
Savings and money market deposits	205,406	106,404	0.80%	0.97%	1,642	1,034	608	(210)	819
Time deposits	133,915	119,308	1.42%	0.86%	1,903	1,032	871	732	139
Federal funds purchased and borrowed funds	20,176	23,572	1.84%	2.34%	372	553	(181)	(108)	(73)

Total interest-bearing liabilities	372,096	257,996	1.06%	1.03%	3,947	2,646	1,300	405	896

Noninterest-bearing liabilities:
Noninterest-bearing demand deposits	61,889	33,894
Other liabilities	2,335	2,068

Total noninterest-bearing liabilities	64,224	35,962

Shareholders’ equity	83,010	65,768

Total liabilities and shareholders’ equity	$519,330	$359,726

Interest rate spread (4)			4.21%	4.65%
Net interest income (5)					$22,029	$16,245	$5,784	$(2,609)	$8,393

Net interest margin (6)			4.47%	4.88%

(1)	Average balances are computed on a daily basis.
(2)	Change in interest due to both volume and rates has been allocated in proportion to the absolute dollar amounts of the change in each.
(3)	Nonaccrual loans have been included in the average balances.
(4)	Interest rate spread is the yield on average interest-earning assets less the rate on average interest-bearing liabilities.
(5)	Net interest income is interest income less interest expense.
(6)	Net interest margin is net interest income divided by average interest-earning assets.
(7)	Tax-exempt interest income is stated on a taxable equivalent basis.
(8)	Interest income on loans in 2012 and 2011 includes $3,335 thousand and $3,569 thousand, respectively, in accretion related to acquired loans.
(9)	Interest expense on time deposits in 2011 is reduced by $1,052 thousand related to acquisition fair value adjustments. There is no fair value adjustment in 2012.

Noninterest Income

Noninterest income was $1.7 million for the year ended December 31, 2013 compared to $0.7 million for the year ended December 31, 2012. Higher noninterest income in 2013 was primarily due to higher service charges and fees on deposit accounts, including fees from treasury management services, earnings on BOLI, and income from derivative products. Additionally, noninterest income in 2013 included a gain of $361 thousand on the sale of collateral related to an impaired loan acquired in the VBB acquisition, while in the 2012 period noninterest income included net losses on sales and write-downs of OREO of $11 thousand.

Noninterest Expense

For the year ended December 31, 2013, noninterest expense was $19.3 million compared to $18.1 million for the year ended December 31, 2012. Greater noninterest expenses in 2013 were primarily due to higher compensation and benefit costs of $738 thousand, higher bank franchise taxes of $173 thousand and higher FDIC insurance of $83 thousand. Compensation and benefit costs increases were primarily due to the addition of relationship managers and performance-based incentives. Higher bank franchise taxes, which are capital based, and higher FDIC insurance increased due to growth in Xenith Bankshares’ balance sheet. The addition of guaranteed student loans in 2013 increased noninterest expense by $138 thousand due to servicing fees paid to a third-party for servicing these loans.

Income Taxes

For the year ended December 31, 2013, Xenith Bankshares reported income tax expense of $1.1 million compared to an income tax benefit of $4.6 million for the year ended 2012. The income tax benefit in 2012 included a $5.0 million deferred tax benefit recorded in the third quarter due to the reversal of the valuation allowance recorded against its net deferred tax asset.

As of September 30, 2012, Xenith Bankshares assessed the need for a valuation allowance, evaluating both positive and negative evidence, and concluded that it was more likely than not that its deferred taxes would be utilized in future periods. Its evaluation considered the following positive evidence:

•	It was in a positive cumulative pre-tax income position for the period since the merger with First Bankshares.

•	Its quarterly pre-tax operating results had improved each of the prior four quarters ending September 30, 2012.

•	Its financial projections were sufficient to absorb net deferred tax assets.

•	It expected to generate taxable income, before the utilization of net operating losses, in 2012 and in future years.

•	Deferred tax assets included $2.3 million related to $6.8 million of net operating losses, which under current law, can be carried forward for 20 years.

•	Xenith Bankshares believed it had not experienced a “change in control,” as defined under Internal Revenue Code Section 382 and related regulations, since the effective date of the merger with First Bankshares in 2009. Accordingly, Xenith Bankshares believed it had incurred no limitations on the use of its net operating losses.

•	Xenith Bankshares believed its allowance for loan and lease losses plus discounts recorded on acquired loans to be adequate to avoid significant charges to net income related to problem loans.

•	A significant portion of its net interest income is based on long-term contracts with a significant number of customers.

As of September 30, 2012, Xenith Bankshares also considered the following negative evidence:

•	It did not have taxable income in carryback periods available to offset existing deferred tax assets.

•	It had no executable tax planning strategies to utilize future tax deductible amounts.

•	It operates in a competitive and highly-regulated industry, which could impact its future profitability.

Based on the above evaluation, it concluded, and continues to conclude as of December 31, 2013, it is more likely than not that its deferred taxes will be utilized in future periods.

Xenith Bankshares’ net deferred tax assets as of December 31, 2013 and 2012 were $4.3 million and $4.1 million, respectively.

Financial Condition

Securities

The following tables present information about Xenith Bankshares’ securities portfolio as of the dates stated. Weighted average life calculations and weighted average yields are based on the current level of contractual maturities and expected prepayments as of the dates stated.

	December 31, 2013
	Book Value	Fair Value	Weighted Average Life in Years	Weighted Average Yield
Securities available for sale:
Mortgage-backed securities
- Fixed rate	$45,693	$45,338	4.54	2.09%
- Variable rate	4,903	4,852	4.20	1.68%
Municipals
- Taxable	9,810	8,970	9.23	2.71%
- Tax exempt (1)	1,634	1,573	8.12	2.95%
Collateralized mortgage obligations	8,940	8,452	4.01	2.18%

Total securities available for sale	$70,980	$69,185	5.16	2.17%

(1)	Yields on tax-exempt securities are calculated on a tax equivalent basis.

	December 31, 2012
	Book Value	Fair Value	Weighted Average Life in Years	Weighted Average Yield
Securities available for sale:
Mortgage-backed securities
- Fixed rate	$42,804	$44,240	2.59	2.16%
- Variable rate	2,038	2,181	11.20	3.21%
Municipals	1,050	1,000	9.25	2.80%
Collateralized mortgage obligations	9,977	10,130	2.84	1.85%

Total securities available for sale	$55,869	$57,551	3.08	2.16%

	December 31, 2011
	Book Value	Fair Value	Weighted Average Life in Years	Weighted Average Yield
Securities available for sale:
Mortgage-backed securities
- Fixed rate	$53,518	$54,771	2.81	2.57%
- Variable rate	2,489	2,620	11.08	3.11%
Collateralized mortgage obligations	9,866	10,065	3.19	2.76%
Trust preferred securities	1,123	1,010	15.29	7.75%

Total securities available for sale	$66,996	$68,466	3.39	2.70%

The following table presents a maturity analysis of Xenith Bankshares’ securities portfolio as of the date stated. Weighted average yield calculations are based on the current level of contractual maturities and expected prepayments as of the dates stated.

	December 31, 2013
	Within 1 Year	Weighted Average Yield	After 1 Year Through 5 Years	Weighted Average Yield	After 5 Years Through 10 Years	Weighted Average Yield	After 10 Years	Weighted Average Yield	Total	Weighted Average Yield
Securities available for sale:
Mortgage-backed securities
- Fixed rate	$—	—	$—	—	$26,308	1.88%	$19,030	2.37%	$45,338	2.09%
- Variable rate	—	—	—	—	—	—	4,852	1.68%	4,852	1.68%
Municipals
- Taxable	—	—	—	—	5,343	2.63%	3,627	2.81%	8,970	2.71%
- Tax exempt (1)	—	—	—	—	1,573	2.95%	—	—	1,573	2.95%
Collateralized mortgage obligations	—	—	—	—	—	—	8,452	2.18%	8,452	2.18%

Total securities available for sale	$—	—	$—	—	$33,224	2.05%	$35,961	2.07%	$69,185	2.17%

(1)	Yields on tax-exempt securities are calculated on a tax equivalent basis.

The following table presents the book value and fair value of securities for which the book value exceeded 10% of shareholders’ equity as of the date stated:

	December 31, 2013
	Book Value	Fair Value	Book Value as a Percentage of Shareholders’ Equity
Mortgage-backed securities
- Federal National Mortgage Association	$39,903	$39,704	45.5%
- Federal Home Loan Mortgage Corporation	9,675	9,479	11.0%

Loans

The following table presents Xenith Bankshares’ loan portfolio, by loan category and percentage to total loans for loans held for investment, as of the dates stated:

	December 31,
	2013		2012		2011		2010		2009
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Commercial and industrial	$246,324	45.75%	$203,880	53.11%	$168,417	51.64%	$68,045	44.43%	$43,467	42.59%
Commercial real estate	172,711	32.08%	150,796	39.28%	126,525	38.80%	57,035	37.24%	34,979	34.28%
Residential real estate	22,004	4.09%	24,291	6.33%	25,847	7.93%	23,337	15.24%	22,061	21.62%
Consumer	3,191	0.59%	4,886	1.27%	5,285	1.62%	4,715	3.08%	1,524	1.49%
Guaranteed student loans	94,028	17.46%	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Overdrafts	184	0.03%	28	0.01%	65	0.01%	14	0.01%	19	0.02%

Loans held for investment	$538,442	100.00%	$383,881	100.00%	$326,139	100.00%	$153,146	100.00%	$102,050	100.00%
Allowance for loan and lease losses	(5,305)		(4,875)		(4,280)		(1,766)		—

Loans held for investment, net of allowance	533,137		379,006		321,859		151,380		102,050
Loans held for sale	3,363		80,867		—		—		—

Total loans	$536,500		$459,873		$321,859		$151,380		$102,050

The following tables provide the maturity analysis of Xenith Bankshares’ loan portfolio as of the dates presented based on whether loans are variable-rate or fixed-rate loans:

	December 31, 2013
		Variable Rate			Fixed Rate
	Within 1 year	1 to 5 years	After 5 years	Total variable > 1 year	1 to 5 years	After 5 years	Total fixed > 1 year	Total Maturities
Commercial and industrial (1)	$102,663	$79,277	$9,980	$89,257	$43,496	$8,522	$52,018	$243,938
Commercial real estate (2)	57,749	78,167	8,489	86,656	23,029	4,394	27,423	171,828
Residential real estate (3)	6,994	3,615	5,006	8,621	5,355	481	5,836	21,451
Consumer	2,242	319	69	388	559	2	561	3,191
Guaranteed student loans	30	1,247	92,751	93,998	—	—	—	94,028
Overdrafts	185	—	—	—	—	—	—	185

Total loans	$169,863	$162,625	$116,295	$278,920	$72,439	$13,399	$85,838	$534,621

(1)	Excludes $1.5 million in nonaccrual fixed-rate loans and $874 thousand in nonaccrual variable-rate loans.
(2)	Excludes $384 thousand in nonaccrual fixed-rate loans and $499 thousand in nonaccrual variable-rate loans.
(3)	Excludes $119 thousand in nonaccrual fixed-rate loans and $434 thousand in nonaccrual variable-rate loans.

	December 31, 2012
		Variable Rate			Fixed Rate
	Within 1 year	1 to 5 years	After 5 years	Total variable > 1 year	1 to 5 years	After 5 years	Total fixed > 1 year	Total Maturities
Commercial and industrial (1)	$94,697	$65,316	$1,313	$66,629	$35,305	$5,402	$40,707	$202,033
Commercial real estate (2)	58,309	62,117	9,988	72,105	16,443	791	17,234	147,648
Residential real estate (3)	8,515	5,740	3,473	9,213	5,736	753	6,489	24,217
Consumer	3,634	701	5	706	535	11	546	4,886
Overdrafts	28	—	—	—	—	—	—	28

Total loans	$165,183	$133,874	$14,779	$148,653	$58,019	$6,957	$64,976	$378,812

(1)	Excludes $1.1 million in nonaccrual fixed-rate loans and $781 thousand in nonaccrual variable-rate loans.
(2)	Excludes $2.2 million in nonaccrual fixed-rate loans and $925 thousand in nonaccrual variable-rate loans.
(3)	Excludes $39 thousand in nonaccrual fixed-rate loans and $35 thousand in nonaccrual variable-rate loans.

	December 31, 2011
		Variable Rate			Fixed Rate
	Within 1 year	1 to 5 years	After 5 years	Total variable > 1 year	1 to 5 years	After 5 years	Total fixed > 1 year	Total Maturities
Commercial and industrial (1)	$67,515	$50,694	$4,953	$55,647	$40,672	$4,078	$44,750	$167,912
Commercial real estate (2)	28,075	51,678	5,601	57,279	34,704	1,211	35,915	121,269
Residential real estate (3)	3,931	7,706	3,953	11,659	6,291	3,841	10,132	25,722
Consumer	2,518	1,827	251	2,078	680	10	690	5,286
Overdrafts	65	—	—	—	—	—	—	65

Total loans	$102,104	$111,905	$14,758	$126,663	$82,347	$9,140	$91,487	$320,254

(1)	Excludes $504 thousand in nonaccrual fixed-rate loans.
(2)	Excludes $5.3 million in nonaccrual variable-rate loans.
(3)	Excludes $125 thousand in nonaccrual fixed-rate loans.

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies and guidelines designed to control both the types and amounts of risks Xenith Bankshares takes and to minimize losses. Such policies and guidelines include loan underwriting parameters, loan-to-value parameters, credit monitoring guidelines, adherence to regulations and other prudent credit practices. Loans secured by real estate comprised 47.9% of its loan portfolio as of December 31, 2013 and 68.0% as of December 31, 2012. CRE loans are secured by commercial properties. Typically, its loan-to-value benchmark for these loans is below 80% at inception, with satisfactory debt-service coverage ratios as well. Residential real estate loans consist of first and second lien loans, including home equity lines and credit loans, secured by residential real estate that is located primarily in its target markets offered to select customers. These customers primarily include branch and private banking customers. Typically, Xenith Bankshares’ loan-to-value benchmark for these loans is below 80% at inception, with satisfactory debt-to-income ratios as well. The repayment of both residential and OORE loans depends primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary source of repayment. Xenith Bankshares classifies OORE loans as C&I, as the primary source of repayment of the loan is generally dependent on the financial performance of the commercial enterprise occupying the property, with the real estate being a secondary source of repayment.

Allowance for Loan and Lease Losses

The following table presents Xenith Bankshares’ allowance for loan and lease losses by loan type and the percent of loans in each category to total loans held for investment, as of the dates stated:

	December 31,
	2013		2012		2011		2010		2009
	Amount	Percent of loans in each category to total loans held for investment	Amount	Percent of loans in each category to total loans held for investment	Amount	Percent of loans in each category to total loans held for investment	Amount	Percent of loans in each category to total loans held for investment	Amount	Percent of loans in each category to total loans held for investment
Balance at end of period applicable to:
Commercial and industrial	$2,148	45.75%	$1,523	53.11%	$748	51.64%	$470	44.43%	$1,246	42.59%
Commercial real estate	2,756	32.08%	3,086	39.28%	3,370	38.80%	1,106	37.24%	4,980	34.28%
Residential real estate	194	4.09%	245	6.33%	133	7.93%	164	15.24%	434	21.62%
Consumer	12	0.62%	21	1.28%	29	1.63%	26	3.09%	40	1.51%
Guaranteed student loans	195	17.46%	—	0.00%	—	0.00%	—	0.00%	—	0.00%

Total allowance for loan and lease losses	5,305	100.00%	4,875	100.00%	4,280	100.00%	1,766	100.00%	6,700	100.00%
Acquisition fair value adjustment	—		—		—		—		(6,700)

Total allowance for loan and lease losses	$5,305		$4,875		$4,280		$1,766		$—

The following table presents the activity in the allowance for loan and lease losses for the dates stated:

	December 31,
	2013	2012	2011	2010	2009
Balance at beginning of period	$4,875	$4,280	$1,766	$—	$1,687
Charge-offs:
Commercial and industrial	51	51	333	—	187
Commercial real estate	815	1,127	973	200	133
Residential real estate	52	—	93	52	215
Consumer	16	2	3	1	5
Guaranteed student loans	—	—	—	—	—
Overdrafts	9	9	13	15	—

Total charge-offs	943	1,189	1,415	268	540

Recoveries:
Commercial and industrial	—	—	72	—	32
Commercial real estate	—	20	12	43	19
Residential real estate	—	—	—	—	—
Consumer	—	3	—	—	1
Guaranteed student loans	—	—	—	—	—
Overdrafts	2	1	2	1	—

Total recoveries	2	24	86	44	52

Net charge-offs	941	1,165	1,329	224	488

Provision for loan and lease losses	1,486	1,819	4,005	1,990	5,501
Amount for unfunded commitments	(115)	(59)	(162)	—	—

Allowance after additions	5,305	4,875	4,280	1,766	6,700
Acquisition fair value adjustment	—	—	—	—	(6,700)

Balance at end of period	$5,305	$4,875	$4,280	$1,766	$—

For the years ended December 31, 2013 and 2012, Xenith Bankshares recorded provision for loan and lease losses of $1.5 million and $1.8 million, respectively. Lower provision expense in 2013 was primarily due to lower impairments recorded on acquired credit-impaired loans in 2013. In 2013, it recorded $191 thousand of impairment related to these loans, whereas in 2012, it recorded $677 thousand of impairment.

Xenith Bankshares’ allowance for loan and lease losses on guaranteed student loans is based on historical default rates for similar types of loans applied to the portion of the carrying value in these loans that is not subject to federal guaranty.

The allowance for loan and lease losses excludes discounts recorded on Xenith Bankshares’ acquired loan portfolios, which as of December 31, 2013 and 2012 were $4.4 million and $8.1 million, respectively. Immediately following the merger of First Bankshares and Xenith Corporation, the allowance for loan and lease losses was reduced to $0, and loans were recorded at estimated fair value in accordance with acquisition accounting by recording an adjustment of $6.7 million. Likewise, the loans acquired in the Paragon transaction and the VBB acquisition were recorded at estimated fair values at the date of acquisition by recording a fair value adjustment of $1.8 million and $14.0 million, respectively.

Xenith Bankshares’ purchased credit-impaired loans accounted for under ASC 310-30 require it to periodically re-evaluate the timing and amount of expected future cash flows. Any deterioration in the timing and/or amount of cash flows results in an impairment charge which is reported as a provision for loan and lease losses in net income and a component of its allowance for loan and lease losses. For the period ended December 31, 2013, $191 thousand was included in its provision for loan and lease losses related to the re-evaluation of its purchased credit-impaired loans, and as of December 31, 2013, its allowance for loan and lease losses included $420 thousand for these loans. If upon remeasurement in a future period, a loan for which an impairment charge has been taken is expected to have cash flows that improve compared to those previously determined, some portion of the impairment could be reversed.

The following table presents the activity in Xenith Bankshares’ discounts recorded for acquired loans as of the dates stated:

	December 31, 2013	December 31, 2012
Balance at beginning of period	$8,133	$14,007
Accretion (1)	(2,644)	(3,335)
Disposals (2)	(1,048)	(2,539)

Balance at end of period	$4,441	$8,133

(1)	Accretion amounts are reported in interest income.
(2)	Disposals represent the reduction of purchase accounting adjustments due to the resolution of acquired loans at amounts less than the contractually-owed receivable. Of the 2013 amount, $85 thousand relates to loans reclassified as OREO.

Nonperforming Assets

It is Xenith Bankshares’ general policy to discontinue the accrual of interest income on its nonperforming loans. It considers a loan as nonperforming when it is 90 days or greater past due as to principal or interest or when there is serious doubt as to collectability, unless the estimated net realizable value of collateral is sufficient to assure collection of both principal and interest and the loan is in the process of collection. It does not discontinue the accrual of interest income on guaranteed student loans when 90 days or greater past due, as a significant portion of principal and accrued interest carries a federal guaranty. As of December 31, 2013, there were no loans 90 days or greater past due with respect to principal or interest for which interest was accruing.

As of December 31, 2013 and 2012, Xenith Bankshares had $199 thousand and $276 thousand, respectively, in OREO. OREO held at December 31, 2013 consisted of residential properties and undeveloped land. OREO valuations are evaluated periodically, and any necessary reserve to carry the asset at the lower or carrying value or fair value is recorded as a charge to net income.

The following table summarizes Xenith Bankshares’ nonperforming assets as of the dates stated:

	December 31,
	2013	2012	2011	2010	2009
Nonaccrual loans	$3,822	$5,069	$5,862	$2,841	$4,129
Other real estate owned	199	276	808	1,485	464

Total nonperforming assets	$4,021	$5,345	$6,670	$4,326	$4,593

Nonperforming assets as a percentage of total loans held for investment	0.75%	1.39%	2.05%	2.82%	4.50%
Nonperforming assets as a percentage of total assets	0.59%	0.95%	1.40%	1.72%	2.28%
Net charge-offs as a percentage of average loans held for investment	0.22%	0.35%	0.58%	0.18%	N/A
Allowance for loan and lease losses as a percentage of total loans held for investment	0.99%	1.27%	1.31%	1.15%	N/A
Allowance for loan and lease losses to nonaccrual loans	138.78%	96.16%	73.01%	62.16%	N/A

Deposits

Deposits represent Xenith Bankshares’ primary source of funds and are comprised of demand deposits, savings deposits and time deposits. Deposits as of December 31, 2013 totaled $569.2 million, an increase of 26%, compared to deposits of $453.2 million as of December 31, 2012. Demand deposits, including money market accounts, increased $41.9 million, or 13%, over balances at December 31, 2012, while time deposits increased $73.3 million, or 56%. Of the increase in demand deposits, over 97% was in noninterest-bearing deposit accounts. Of the increase in time deposits, $38.5 million was in brokered deposits. As of December 31, 2013, $71.3 million of its deposits were in Insured Cash Sweep and brokered deposits. As of December 31, 2012, $28.5 million of its deposits were in brokered deposits.

The following table presents the average balances and rates paid, by deposit category, as of the dates stated. Rates on time deposits in 2011 include the impact of purchase accounting adjustments.

	December 31, 2013		December 31, 2012		December 31, 2011
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing demand deposits	$88,254	—	$61,889	—	$33,894	—
Interest-bearing deposits:
Demand and money market	251,110	0.54%	214,194	0.77%	111,554	0.96%
Savings accounts	4,535	0.29%	3,811	0.40%	3,562	0.50%
Time deposits $100,000 or greater	95,490	1.01%	72,594	1.32%	64,122	1.10%
Time deposits less than $100,000	57,374	1.36%	61,321	1.54%	55,186	0.59%

Total interest-bearing deposits	408,509	0.76%	351,920	1.02%	234,424	0.89%

Total average deposits	$496,763	0.63%	$413,809	0.86%	$268,318	0.78%

Maturities of large denomination time deposits (equal or greater than $100,000) as of December 31, 2013 were as follows:

	Within 3 Months	3-6 Months	6-12 Months	Over 12 Months	Total	Percent of Total Deposits
Time deposits	$5,936	$27,791	$69,326	$43,780	$146,833	25.80%

Borrowings

The following table summarizes the year-end balance, highest month-end balance, average balance and weighted average rate of short-term borrowings for each of the periods stated:

	December 31, 2013				December 31, 2012				December 31, 2011
	Year- End Balance	Highest Month- End Balance	Average Balance	Weighted Average Rate	Year- End Balance	Highest Month- End Balance	Average Balance	Weighted Average Rate	Year- End Balance	Highest Month- End Balance	Average Balance	Weighted Average Rate
Federal funds purchased	$—	$—	$247	0.58%	$—	$—	$134	0.76%	$—	$2,191	$296	0.90%
Other borrowings	—	5,000	805	0.31%	—	—	42	0.44%	—	1,000	779	0.55%

Total short-term borrowings	$—	$5,000	$1,052	0.37%	$—	$—	$176	0.69%	$—	$3,191	$1,075	0.65%

Xenith Bankshares has one secured long-term borrowing with the FHLB in the amount of $20 million, which matures on September 28, 2015. The borrowing is a nonamortizing term loan and bears interest at a rate of 20 basis points over the London Interbank Offered Rate, referred to as LIBOR, which resets quarterly. The borrowing was a modification of a then-existing borrowing, and in connection with the modification, it paid a fee of $533 thousand that is being recognized as interest expense over the remaining term of the borrowing.

At the time Xenith Bankshares modified the FHLB borrowing, it entered into a derivative (interest rate swap) whereby it pays fixed amounts to a counterparty in exchange for receiving LIBOR-based variable payments over the life of the agreement without the exchange of the underlying notional amount, which is $20 million. Its objective in using interest rate derivatives is to manage its exposure to interest rate movements. During the second quarter of 2013, Xenith Bankshares entered into a forward-starting swap, whereby upon the renewal of the FHLB borrowing for a specified period it pays fixed amounts and receive variable payments on a portion of the underlying notional amount of this borrowing. The derivatives are designated as a cash flow hedges, whereby the effective portion of the hedge is recorded in accumulated other comprehensive (loss) income. The amount reported in accumulated other comprehensive (loss) income as of December 31, 2013 and 2012 related to these derivatives was an unrealized gain of $13 thousand (net of tax of $7 thousand) and an unrealized loss of $186 thousand (net of tax of $96), respectively. As of December 31, 2013, the ineffective portion of the derivatives was insignificant.

Xenith Bankshares has an agreement with the counterparty to its derivatives that contains a provision whereby if it fails to maintain its status as a well or an adequate capitalized institution, it could be required to terminate or fully collateralize the derivative contract. Additionally, if it defaults on any of its indebtedness, including default where repayment has not been accelerated by the lender, it could also be in default on its derivative obligations. Xenith Bankshares has minimum collateral requirements with its counterparty and, as of December 31, 2013, $250 thousand had been pledged as collateral under the agreement, as the valuation of the derivative had surpassed the contractually specified minimum transfer amount of $250 thousand. If Xenith Bankshares is not in compliance with the terms of the derivative agreement, it could be required to settle obligations under the agreement at termination value. As of December 31, 2013, an asset of $192 thousand was recorded in other assets and a hedge liability of $191 thousand was recorded in other liabilities on the consolidated balance sheets related to these derivatives.

For the period ended December 31, 2013, Xenith Bankshares’ effective interest rate on the $20 million FHLB borrowing, including the effect of the prepayment fee and cash flow hedge, was 1.85%.

Liquidity and Capital Adequacy

In the year ended December 31, 2013, cash and cash equivalents increased $18.3 million to $30.7 million, from $12.4 million at December 31, 2012. Net cash provided by operating activities was $80.6 million for the year ended December 31, 2013 compared to net cash used in operating activities of $77.1 million for the year ended December 31, 2012. The primary source of cash from operating activities in 2013 was the decrease in the purchase of loans held for sale that represented Xenith Bankshares’ participation in a mortgage warehouse lending program. Net cash used in investing activities was $177.9 million for the year ended December 31, 2013 compared to net cash used in investing activities of $44.6 million for the year ended 2012. The greater use of cash in the 2013 period was primarily due to net purchases of securities of $15.4 million, an increase in loans held for investment of $97.3 million, and the purchase of BOLI of $9.5 million. The increase in loans held for investment includes $94.0 million of guaranteed student loans, which Xenith Bankshares began purchasing in the third quarter of 2013. Net cash provided by financing activities in the year ended December 31, 2013 was $115.6 million compared to net cash provided by financing activities of $78.3 million for the year ended 2012. Cash provided by financing activities in 2013 was primarily due an increase in time deposits of $73.3 million and an increase in demand and savings deposits of $42.6 million. In the third quarter of 2013, it began a share repurchase program and $296 thousand was paid for the repurchase of Xenith Bankshares common stock.

Liquidity

Liquidity is the ability to generate or acquire sufficient amounts of cash when needed and at a reasonable cost to accommodate deposit withdrawals, payments of debt and operating expenses, fund increased loan demand, and to achieve stated objectives (including working capital requirements). These events may occur daily or in other short-term intervals in the normal operation of business. Historical trends may help management predict the amount of cash required. In assessing liquidity, management gives consideration to various factors, including stability of deposits, maturity of time deposits, quality, volume and maturity of assets, sources and costs of borrowings, concentrations of loans and deposits within certain businesses and industries, competition for loans and deposits and its overall financial condition and cash flows.

Xenith Bankshares’ primary sources of liquidity are cash, due from banks, federal funds sold and securities in its available-for-sale portfolio. It has access to a credit line from its primary correspondent bank in the amount of $9.0 million. This line is for short-term liquidity needs, expires in March 2015 and is subject to the prevailing federal funds interest rate.

In addition, Xenith Bankshares has secured borrowing facilities with the FHLB and the Federal Reserve Bank, referred to as FRB. The total credit availability under the FHLB facility is equal to 30% of its total assets, which as of December 31, 2013 was $181.3 million based the most recent prior quarter-end, and with lendable collateral. Pledged collateral for this facility as of December 31, 2013 was $58.1 million. Under this facility, it has one non-amortizing term loan outstanding for $20 million. Credit availability under the FRB facility was $112.1 million as of December 31, 2013, which is also based on pledged collateral. Borrowings under this facility bear the prevailing current rate for primary credit. There were no amounts outstanding under this facility as of December 31, 2013.

Xenith Bankshares also has three additional uncommitted lines of credit by national banks to borrow federal funds up to $28.0 million in total on an unsecured basis. One line for $5 million expires on June 30, 2014. The remainder of the lines of credit can be cancelled at any time. As of December 31, 2013, no amounts were outstanding under these uncommitted lines of credit. Borrowings under these arrangements bear interest at the prevailing federal funds rate.

In management’s opinion, Xenith Bankshares maintains the ability to generate sufficient amounts of cash to cover normal requirements and any additional needs that may arise, within realistic limitations, for the foreseeable future.

Capital Adequacy

Capital management in a regulated financial services industry must properly balance return on equity to shareholders, while maintaining sufficient capital levels and related risk-based capital ratios to satisfy regulatory requirements. Xenith Bankshares’ capital management strategies have been developed to maintain its “well-capitalized” position.

Xenith Bankshares is subject to various regulatory capital requirements administered by federal and other bank regulators. Failure to meet minimum capital requirements can trigger certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on it. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Xenith Bankshares must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

On December 7, 2009, BankCap Partners received approval from the Federal Reserve to acquire up to 65.02% of the common stock of First Bankshares (now Xenith Bankshares), and indirectly, SuffolkFirst Bank (now Xenith Bank). The approval order contained conditions related to BankCap Partners, as well as the conduct of Xenith Bank’s business. The condition applicable to Xenith Bank provided that, during the first three years of operation after the merger, Xenith Bank must operate within the parameters of its business plan submitted in connection with BankCap Partner’s application to the Federal Reserve, and Xenith Bank must obtain prior written regulatory consent to any material change in its business plan. The business plan set forth minimum leverage and risk-based capital ratios of at least 10% and 12%, respectively, through 2012, which were met. Subsequent to meeting the requirements of set forth in this business plan, Xenith Bankshares is required to maintain capital ratios categorizing it as “well capitalized.” As of December 31, 2012, it met all minimum capital adequacy requirements to which it was subject, including those contained in its business plan as submitted to the Federal Reserve, and are categorized as “well-capitalized.”

In July 2013, the Federal Reserve Board approved a final rule establishing a regulatory capital framework for smaller, less complex financial institutions. The rule implements in the United States the Basel III Rules from the Basel Committee and certain changes required by the Dodd-Frank Act. Under the final rule, minimum requirements will increase for both the quantity and quality of capital held by banking organizations. The rule includes a new minimum ratio of common equity Tier 1 capital to risk-weighted assets of 4.5% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets that will apply to all supervised financial institutions. The rule also raises the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and includes a minimum leverage ratio of 4% for all banking organizations. The phase-in period for this rule is not scheduled to begin until January 2015. Although Xenith Bankshares must generally begin complying with the Basel III Rules on January 1, 2015, it would satisfy the higher capital ratios imposed by the Basel III Rules as of December 31, 2013.

Quantitative measures established by regulation to ensure capital adequacy require Xenith Bankshares to maintain minimum Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios. The following table presents its Tier 1 and Tier 2 capital ratios as of the date stated, and regulatory minimum capital ratios and “well-capitalized” ratios as defined by its regulators. Since December 31, 2013, there are no conditions or events that Xenith Bankshares’ management believes have changed its status as “well-capitalized.”

	December 31, 2013		December 31, 2012
	Xenith Bank	Xenith Bankshares	Xenith Bank	Xenith Bankshares	Regulatory Minimum	Well Capitalized
Tier 1 leverage ratio	10.37%	10.52%	12.78%	12.90%	4.00%	>5.00%
Tier 1 risk-based capital ratio	13.16%	13.35%	15.25%	15.39%	4.00%	>6.00%
Total risk-based capital ratio	14.23%	14.42%	16.38%	16.52%	8.00%	>10.00%

Interest Rate Sensitivity

Financial institutions can be exposed to several market risks that may impact the value or future earnings capacity of an organization. Xenith Bankshares’ primary market risk is interest rate risk. Interest rate risk is inherent in banking, because it derives a significant amount of its operating revenue from “purchasing” funds (customer deposits and borrowings) at various terms and rates. These funds are invested in interest-earning assets (e.g., loans and investments) at various terms and rates.

Interest rate risk is the exposure to fluctuations in its future earnings (earnings at risk) and value (market value at risk) resulting from changes in interest rates. This exposure results from differences between the amounts of interest-earning assets and interest-bearing liabilities that re-price within a specific time period as a result of scheduled maturities and prepayments and contractual interest rate changes.

The balance sheet may be asset or liability sensitive at a given time. Xenith Bankshares intends to manage Xenith Bank’s asset or liability sensitivity to optimize earnings and to minimize interest rate risk to preserve capital within policy limits, while optimizing the return to its shareholders.

Management strives to control Xenith Bank’s exposure to interest rate volatility, and it operates under an ALM policy approved by the board of directors of Xenith Bankshares. In addition, Xenith Bankshares emphasizes the loan and deposit pricing characteristics that best meet its current view on the future direction of interest rates and use sophisticated analytical tools to support its asset and liability processes.

Gap Analysis

Gap analysis tools monitor the “gap” between interest-sensitive assets and interest-sensitive liabilities. Xenith Bank uses a simulation model to forecast balance sheet and income statement behavior. By studying the effects on net interest income of rising, stable and falling interest rate scenarios, Xenith Bank can position itself to mitigate risks associated with anticipated interest rate movements by understanding the dynamic nature of its balance sheet components. Xenith Bankshares evaluates its balance sheet components (securities, loan and deposit portfolios) to manage its interest rate risk position.

A negative interest-sensitive gap results when interest-sensitive liabilities exceed interest-sensitive assets for a specific re-pricing “time horizon.” The gap is positive when interest-sensitive assets exceed interest-sensitive liabilities for a given time horizon. For a bank with a positive gap, rising interest rates would be expected to have a positive effect on net interest income, and falling rates would be expected to have a negative effect. The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their re-pricing or maturity dates. Variable-rate loans are reflected at the earliest re-pricing interval since they re-price according to their terms. Borrowed funds are reflected in the earliest contractual re-pricing interval. Interest-bearing liabilities, with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in expected re-pricing intervals. Time deposits and fixed-rate loans are reflected at their respective contractual maturity dates.

The following table, “Gap Report,” indicates that, on a cumulative basis through the next 12 months, Xenith Bankshares’ interest-sensitive assets exceed interest-sensitive liabilities, resulting in an asset-sensitive position as of December 31, 2013 of $232.5 million. This net asset-sensitive position was a result of $478.3 million in interest-sensitive assets being available for re-pricing during the next 12 months and $245.8 million in interest-sensitive liabilities being available for re-pricing during the same time period. Xenith Bankshares’ gap position as of December 31, 2013 is considered by its management to be favorable in a flat to increasing interest rate environment.

	0-180 Days	181-360 days	1-3 Years	Over 3 Years	Totals
Assets:
Cash and cash due	$14,227	$—	$—	$—	$24,944
Fed funds sold	5,749	—	—	—	5,749
Securities	7,860	5,467	16,084	41,568	69,185
Loans	435,592	9,126	22,378	70,628	541,805
Allowance for loan and lease losses	—	—	—	—	(5,305)
Premises and equipment	—	—	—	—	5,069
Intangibles	—	—	—	—	15,624
OREO	—	—	—	—	199
Deferred tax asset	—	—	—	—	4,345
Bank owned life insurance	—	—	—	—	9,690
Other assets	326	—	—	4,159	8,591

Total assets	$463,754	$14,593	$38,462	$116,355	$679,896

Liabilities and Equity:
Demand deposits	$—	$—	$—	$—	$116,082
Interest-bearing deposits	103,827	141,978	179,629	27,683	453,116
Borrowed funds	—	—	20,000	—	20,000
Other liabilities	—	—	—	—	3,012
Shareholders’ equity	—	—	—	—	87,686

Total liabilities and equity	$103,827	$141,978	$199,629	$27,683	$679,896

Discrete gap:	$359,927	$(127,385)	$(161,167)	$88,672
Cumulative gap:	$359,927	$232,542	$71,375	$160,047

Commitments and Contingencies

In the normal course of business, Xenith Bankshares has commitments under credit agreements to lend to customers as long as there is no material violation of any condition established in the contracts. These commitments generally have fixed expiration dates or other termination clauses and may require payments of fees. Because many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Additionally, Xenith Bankshares issues letters of credit, which are conditional commitments to guarantee the performance of customers to third parties. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers.

These commitments represent outstanding off-balance sheet commitments. The following table presents unfunded loan commitments outstanding, including letters of credit, as of the date stated:

December 31, 2013
Commercial lines of credit	$69,286
Commercial real estate	49,148
Residential real estate	7,183
Consumer	481
Letters of credit	6,796
Loans held for sale	5,637

Total commitments	$138,531

Xenith Bankshares has four non-cancelable agreements to lease four banking facilities with, as of December 31, 2013, remaining terms of three to six years. The following table presents the current minimum annual commitments under non-cancelable leases in effect at December 31, 2013 for the dates stated:

Year	Commitment
2014	$927
2015	971
2016	718
2017	560
2018	522
Thereafter	229

Total lease commitments	$3,927

In addition, Xenith Bankshares has a commitment to invest in a limited partnership that operates as a small business investment company. As of December 31, 2013, it had invested $300 thousand in the partnership. An additional $700 thousand will be funded at the request of the general partner of the partnership.

Recent Accounting Pronouncements

Recent accounting pronouncements affecting Xenith Bankshares are described in the notes to its consolidated financial statements included in this proxy statement/prospectus.

INFORMATION ABOUT COLONIAL

Colonial is a banking corporation organized and chartered pursuant to the laws of the Commonwealth of Virginia and a member of the Board of Governors of the Federal Reserve. Colonial was formed in 2002, is incorporated in Virginia and is headquartered in Gloucester, Virginia. Colonial operates 2 branches principally serving communities in and around Gloucester County, Virginia but also providing banking services in the overall market known as the Middle Peninsula, which includes the counties of Essex, Gloucester, King and Queen, King William, Mathews and Middlesex, bound by the Rappahannock and York Rivers, and the Peninsula, which includes the cities of Hampton, Newport News and Poquoson, and the counties of James City and York. At December 31, 2013, Colonial had total assets of $114.9 million, net loans of $71.4 million and deposits of $99.5 million.

Colonial offers a broad range of commercial and retail banking services to its customers. Colonial’s lending activities are focused on small to medium-sized businesses, municipalities and public organizations and professional and consumer relationships. Colonial provides CRE, real estate construction and development loans and C&I loans, as well as consumer installment, line-of-credit, credit card, home equity and residential mortgage loans. Colonial provides consumer and business deposit services including checking, money market and time deposit accounts and related payment services, Internet banking, electronic bill payment and remote deposits.

Colonial common stock is traded on the OTC Markets marketplace under the symbol “CNVB.”

COLONIAL’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following is management’s discussion and analysis of Colonial’s financial condition, changes in financial condition, results of operations, liquidity, cash flows and capital resources. This discussion should be read in conjunction with Colonial’s financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. Columns and rows of amounts presented in tables may not total due to rounding.

Overview

Colonial is headquartered in Gloucester, Virginia. Colonial is a community bank principally serving Gloucester County, Virginia but also providing banking services in the overall market known as the Middle Peninsula, as well as the Peninsula. Colonial is engaged in a referral relationship with Lions Bridge Financial, an independent investment services company in Newport News, Virginia, to accommodate Colonial’s investment clients. The Lions Bridge Financial relationship involves no ownership by Colonial.

Colonial previously offered mortgage services through Colonial Virginia Mortgage, LLC, referred to as CVM, a 50% owned subsidiary joint with Johnson Mortgage Company, LLC, referred to as JMC, of Newport News, Virginia. Due to the lack of volume within Colonial’s current geographical footprint, combined with the continued slow real estate market relative to sales, this operation proved to be less than a good fit for Colonial’s overall strategic plan and the decision was made to cease mortgage company operation early in 2013. All loans in progress were closed and sold as of March 31, 2013 and CVM is currently inactive. As of December 31, 2013, Colonial’s equity investment totaled $5,104, pending final distribution after filing of the 2013 tax return.

Colonial opened a loan production office in York County in May 2012. It is anticipated that a full service branch may be opened within three years.

Colonial’s results of operations are primarily dependent on net interest income, which is the difference between the income earned on loans and the investment portfolio and the cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the allowance for loan losses and non-interest income from such activities as investment and mortgage services and other customer service fees. Non-interest expense principally consists of salaries and benefits, occupancy and equipment expenses, business development costs, professional fees, data processing expense and other expenses.

Executive Overview

The economy, both local and regional continue to show some positive signs and improving trends; however, caution still prevails over the fragile nature of the recovery. Some small, previously vibrant, successful businesses have recently reflected negative trends. Loan demand remains moderate and competition for high quality loans is intense. In 2013, Colonial continued to experience moderate asset quality deterioration reflected by the industry as a whole over the past few years, although the trend was positive in that the deterioration slowed from previous years. The most severe credits have either been paid through foreclosure or repossession (some, with recognized losses) or they have been appropriately reserved for through aggressive impairment analysis. However, non-performing assets, referred to as NPAs, continue at problematic levels. Colonial has not been a participant in sub-prime mortgage lending.

Colonial elected not to participate in the Troubled Asset Relief Program of the Federal government and thus has no Federal government investment associated with Colonial’s total capital. The board of directors and management of Colonial determined that more traditional means of capital generation (i.e., issuance of common stock and/or retained earnings) were more appropriate for the long-term strategic plans of Colonial. However, with the financial sector continuing to be punished by Wall Street and the investment community in general, the majority of community banks’ common stock is trading below book value. Therefore, executing a common stock issuance at this time could be considered ill-timed and not advantageous to Colonial’s existing shareholders. Colonial remains well capitalized for both the current balance sheet, as well as growth for the foreseeable future.

Net income after taxes was $544,054, or $0.89 per share assuming dilution, for the year ended December 31, 2013, compared with a net income of $255,007, or $0.42 per share assuming dilution, for the year ended December 31, 2012. Pre-tax earnings were $742,181 for 2013, compared to the $285,731 in 2012. This improvement was encouraging, particularly after the pre-tax and after-tax loss of $585,206 and $373,774, respectively reported for 2011. However, the most recent ROAA of 0.50% is below management’s target of 1.00%. For the years ended December 31, 2013 and 2012, gross revenues, which are defined as interest income plus other income, were $5.4 million and $6.0 million, respectively, while gross expenses, which are defined as interest expense plus other expenses, the provision for loan losses and the provision for income taxes, were $4.7 million and $5.7 million, respectively.

Total average assets decreased 5.8% from the December 31, 2012 amount of $123.7 million to $116.5 million at December 31, 2013. The balance sheet reduction was directly related to management’s continued effort to manage cost of funds by aggressively reducing pricing of higher cost deposits even if the funds are withdrawn by the depositor. In addition, regulatory pressure has required increasingly higher overall capital ratios in recent years. Therefore, until such time as market conditions are favorable for Colonial to raise additional capital through the sale of common stock, asset growth is being managed carefully, preserving adequate capital ratios. Average shareholders’ equity increased 3.1% to $12.1 million in 2013. Returns on average assets and equity, on a fully-tax equivalent basis, at December 31, 2013 were 0.50% and 4.79%, respectively.

Total assets for Colonial decreased to $114.9 million at December 31, 2013, compared to $117.9 million at December 31, 2012, representing a decrease of $2.9 million or 2.5%. Total net loans at December 31, 2013 were $71.4 million, a decrease of $5.6 million, or 7.3%, from the December 31, 2012 amount of $77.0 million. The provision for loan losses in 2013 totaled $155,000, compared favorably to $303,325 in 2012. The allowance for loan and lease losses totaled $1,604,150 or 2.19% of total loans outstanding at December 31, 2013 and $2,079,051 or 2.62% of total loans outstanding at December 31, 2012.

The investment portfolio increased 24.1% to $18.9 million at December 31, 2012 compared to $15.2 million at December 31, 2012.

Colonial’s management continues an investment strategy of employing excess liquidity in securities with yields that will enhance overall interest earnings without creating undue extension or interest rate risk. Extension risk is the potential for actual cash flows to either lengthen or shorten compared to projected cash flows based on interest rate fluctuations. Colonial continues its posture of not attempting to forecast interest rates in a vacuum. Fluctuations in the market value of Colonial’s portfolio routinely affect Colonial’s unrealized gain/loss position on securities available for sale. At December 31, 2013, the unrealized loss totaled $37,905, net of taxes, compared to an unrealized gain of $230,728, net of taxes, at December 31, 2012. The level of extension, interest rate, and market value risk are considered manageable relative to overall balance sheet management.

The composition of Colonial’s investment securities portfolio reflects Colonial’s investment strategy of maximizing portfolio yields commensurate with risk and liquidity considerations. The primary objectives of Colonial’s investment strategy are to maintain an appropriate level of liquidity and to provide a tool to assist in controlling Colonial’s interest rate sensitivity position while, at the same time, producing adequate levels of interest income. Colonial’s investment securities are classified into one of two categories based upon management’s intent to hold the investment securities: (i) investment securities held to maturity or; (ii) investment securities available for sale. Investment securities held in a trading account are required to be reported at fair value, with unrealized gains and losses included in earnings. Investment securities designated to be held to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, with such amortization and accretion being determined by the interest rate method. Colonial has the ability, and it is management’s intention, to hold these securities to maturity. Management of the maturity of the portfolio is necessary to provide liquidity and control interest rate risk. Investment securities available for sale are recorded at fair value. Increases and decreases in the net unrealized gain or loss on the investment securities available for sale portfolio are reflected as adjustments to the carrying value of the portfolio and as an adjustment, net of tax, to AOCI.

Fair values of investment securities available for sale are based primarily on quoted or other independent market prices. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Customer deposits generated through Colonial’s two retail offices are the largest source of funds used to support asset growth. Total deposits decreased $3.2 million to $99.5 million at December 31, 2013 from $102.7 million at December 31, 2012. Of the total deposit level, time deposits totaled $47.6 million at December 31, 2013, a decrease of $5.2 million from $52.8 million at December 31, 2012. Average total deposits decreased $6.0 million to $101.3 million at December 31, 2013 from $107.3 million at December 31, 2012.

Colonial began a highly disciplined pricing strategy in late 2009 and continued it diligently throughout 2013, even selectively allowing more expensive time deposits to be redeemed without renewal. The selective process involved analysis of “total customer relationship” and resulted in a more restrictive pricing strategy for those customers with exclusively rate dependent certificate of deposit, referred to as a CD, time deposits as the sum total of their relationship with Colonial. Pricing strategies focused on the effect on net interest margins as opposed to balance sheet growth. Asset supporting funding continues to expand to various sources. The runoff of high priced deposits was funded by cash flows from the investment portfolio discussed above. Colonial was content to temporarily shrink the deposit base and corresponding total assets to improve overall earnings.

Shareholders’ equity totaled $12.1 million at December 31, 2013. This amount represents an increase of 2.5% from the December 31, 2012 amount of $11.8 million. The book value per common share was $19.88 at December 31, 2013 and $19.40 at December 31, 2012.

Net Interest Income

Net interest income is Colonial’s primary source of earnings and represents the difference between interest and fees earned on earning assets and the interest expense paid on deposits and other interest bearing liabilities. Net interest income totaled $4.4 million for the year ended December 31, 2013, compared to $4.7 million for the year ended December 31, 2012. Average earning assets decreased $7.4 million from $109.7 million for the year ended December 31, 2012 to $102.3 million for the year ended December 31, 2013. Average interest bearing deposits and short-term borrowings decreased $6.5 million from $96.8 million for the year ended December 31, 2012 to $90.3 million for the year ended December 31, 2013. Total interest expense was $564,953 for the year ended December 31, 2013, compared to $784,268 for the year ended December 31, 2012, primarily a result of declining rates on renewing CDs and the aforementioned strict pricing strategy. The net interest margin, on a tax equivalent basis, was 4.33% for the year ended December 31, 2013 compared to 4.29% for the year ended December 31, 2012. Despite the challenge of lower than desired levels of earning assets, discussed below, and lack of robust asset growth, the net interest margin is reflective of consistent efficiency in the employment of earning assets and cost of funds control.

Colonial’s absolute volume of earning assets continues to be below its desired level for long-term balance sheet management. With the closing of the New Kent branch office in September 2012, Colonial is attempting to sell the building (currently carried as a $987,000 non-earning asset). The remaining loans and deposits produced approximately $93,000 in pre-tax net income in 2013. The fixed overhead costs associated with the branch have been eliminated. When the sale of the building can be accomplished, the volume of earning assets will be enhanced by reemployment of the sale proceeds.

Colonial utilizes asset liability management modeling software to assist in the identification and management of interest rate risk. This software provides tools for identifying re-pricing intervals, maturities and cash flows of interest earning assets and interest bearing liabilities. In addition, income simulations are performed applying interest rate shocks to interest sensitive assets and liabilities. Modeling techniques are designed to enable Colonial to minimize significant swings or variations in net interest income during periods of substantial fluctuations in market rates. Colonial does not specifically attempt to predict interest rate movements. It is, however, important to point out that Colonial is not immune to both market rates in general and the shape of the market’s yield curve or the slope of the graph that plots interest rates over time. The effect and impact of the yield curve on maturing assets and liabilities can be profound when the yield curve is “inverted” which means that interest rates which normally increase over extended time horizons instead are higher in the shorter term maturities and lower in longer term maturities. Colonial’s model is able to forecast re-pricing symmetry or asymmetry of administered deposits, such as money market, negotiable order of withdrawal and savings.

Non-Interest Income

Non-interest income totaled $439,460 for the year ended December 31, 2013, compared to $487,227 for the year ended December 31, 2012. The primary components of non-interest income include service charges on deposit accounts, ATM and debit card transaction fees, income on bank owned life insurance, commissions on credit life insurance, checkbook sales, title insurance, merchant services income, investment and mortgage services income and net gains on securities. The primary component causing the reduction in 2013 is the decrease in service charges on deposit accounts, which totaled $117,207 for the year ended December 31, 2013, compared to $157,849 for the year ended December 31, 2012.

Colonial has not offered the popular “Overdraft Protection Plan” that has produced large revenues for the banking industry, but also has come under intense scrutiny and the target of reform efforts included in the Dodd-Frank Act. Therefore, Colonial does not anticipate significant change in its volume of fees associated with normal overdrafts and returned check activities. Merchant services income totaled $12,403 and $12,383 for the years ended December 31, 2013 and 2012, respectively. Colonial monitors merchant accounts monthly as it relates to overall customer relationship building. Frequently, the fees derived directly from merchant services do not appear attractive, but the overall customer relationship (total deposits and loans) result in a profitable account relationship. Therefore, this delivery channel for customer services continues to be considered viable.

Income on BOLI totaled $135,759 and $140,696 for the years ended December 31, 2013 and 2012, respectively.

Investment services income totaled $17,667 for the year ended December 31, 2013, compared to $10,334 for the year ended December 31, 2012. These services are offered through a non-owner, revenue sharing relationship with Lions Bridge Financial. Opportunity for enhancing non-interest income is promising. Colonial shares in fees derived only from Lions Bridge accounts associated with Colonial.

The mortgage division reflected a loss of $2,818 in 2013, compared to a loss of $5,920 in 2012. The mortgage division, as discussed above, ceased operations effective March 31, 2013. Due to continuing slow real estate sales, refinanced mortgages remain the primary opportunity for new originations. The refinance market continued to slow down through the extended period of historically low rates. Additionally, the compression of real estate values has also hampered the capacity of many borrowers to refinance. These conditions inhibited general growth of CVM’s mortgage operations. The minimal volume was insufficient to support operations and ultimately provide a non-interest income stream. Therefore, the decision to close the division was considered prudent.

Non-Interest Expense

Non-interest expense includes employee-related costs, occupancy and equipment expense, other real estate owned expense and write-downs, and other overhead. Total non-interest expense decreased $0.7 million from $4.6 million for the year ended December 31, 2012 to $3.9 million for the year ended December 31, 2013.

Salaries and employee benefits totaled $2.0 million in the year ended December 31, 2013, compared to $2.1 million for the year ended December 31, 2012. The reduction was associated with the closing of the New Kent office. Occupancy and furniture and equipment expenses totaled $296,595 and $369,963 for the years ended December 31, 2013 and 2012, respectively. Data processing expenses totaled $439,921 and $398,843 for the years ended December 31, 2013 and 2012, respectively. FDIC insurance assessments increased slightly from $150,870 for the year ended December 31, 2012 to $156,203 for the year ended December 31, 2013. Nonperforming asset expense totaled $212,847 and $98,881 for the years ended December 31, 2013 and 2012, respectively. Losses on the sale of and/or write-down of other real estate owned totaled $82,444 for the year ended December 31, 2013, compared to $630,921 for the year ended December 31, 2012. The 2012 amount includes a write-down in the carrying value of the closed New Kent office of $222,076, based on a new appraisal.

Pursuant to the Jumpstart Our Business Startups Act in 2012, Colonial was afforded the opportunity to de-register as a public company. This particular designation had subjected Colonial to extensive SEC reporting, requiring substantial accounting, audit and legal support and expense.

Selected Financial Performance Measures

A measure of the extent to which Colonial’s revenues are absorbed by non-interest expenses is expressed as the efficiency ratio. The efficiency ratio is calculated by dividing non-interest expenses by the sum of total non-interest income and net interest income for the period. A comparison of its efficiency ratio with those of other companies may not be possible because other companies may calculate the ratio differently. As Colonial matures, an efficiency ratio of 60 to 65% is targeted. At December 31, 2013, Colonial’s efficiency ratio was 76.13% compared to 84.39% at December 31, 2012.

Still another indicator of the appropriate use of personnel is the measurement of assets expressed as millions of dollars of assets per employee. This measurement decreased to $4.1 million per employee at December 31, 2013, compared to $4.2 million per employee at December 31, 2012. This was, however, a function of restricting assets and actually shrinking the balance sheet and not from increasing the number of employees.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses, referred to as ALLL, at December 31, 2013 totaled $1,604,150, compared to $2,079,051 at December 31, 2012. The allowance for loan losses was 2.19% of total loans outstanding at December 31, 2013, compared to 2.62% at December 31, 2012. The ALLL was expanded substantially during 2011 and 2012 through aggressive impairment analysis. The more aggressive impairment analysis practices dictated the higher reserves. As several of the impaired credits moved from active (but non-performing loans), they were forced into foreclosure or other liquidation. The losses experienced were charged against the ALLL. The remaining impaired loans are considered to be adequately reserved for, based on the ALLL adequacy modeling process. The provision for loan losses was $155,000 for the year ended December 31, 2012, compared to $303,325 for the year ended December 31, 2012. The provision for loan and lease losses represents Management’s judgment of the current period cost of credit risk inherent in Colonial’s total loans outstanding. Specifically, the provision represents the amount charged against current period earnings to achieve an allowance for potential losses that, in management’s judgment, is adequate to absorb probable losses inherent in Colonial’s loan portfolio. Accordingly, the provision expense will vary from period to period based on management’s ongoing assessment of the adequacy of the ALLL. Colonial’s market reflected a delay in experiencing the impact of the economic slowdown, compared to the national market. As it became apparent certain credits were deteriorating, the loan loss reserve was boosted and write-downs were made. Management moved quickly to calculate and reserve for potential losses and has continued to maintain this elevated level. This has been reflected in the monthly impairment analysis of individual credits. Management uses multi-level stratification for the segment of the ALLL calculation which addresses local economic conditions. These factors include unemployment levels, median house prices, median income levels and residential housing permits, to name a few. Loans past due 90 days and over and still accruing interest totaled $0 at December 31, 2013, compared to $30,161 at December 31, 2012. Repossessions totaled $0 at December 31, 2013, compared to $3,000 at December 31, 2012.

Colonial’s management uses an internal credit risk rating system which includes six “pass” grades, as well as four adverse grades. All existing loans have been assigned an individual risk rating. Management not only incorporates these ratings into its methodology for evaluating the adequacy of the ALLL, but also into pricing strategies. This methodology also reflects the provision for loan loss expense to accommodate only the risks associated with this evaluation exercise.

Colonial’s management also made strategic shifts in the overall lending philosophy and underwriting practices. Specifically, the level of unsecured credit and unstructured / interest only loans continues to be under expanded scrutiny. Borrower requirements for such credit on new loans have been expanded relative to credit scores, cash flow verification and previous repayment history. Existing loans are scrutinized at renewal if they are unsecured or on interest only terms. As a result, the percentages of these type loans have been reduced substantially over the past 18 months. These efforts have improved general impairment analyses and the validity of the ALLL.

Capital Resources

Shareholders’ equity at December 31, 2013 and December 31, 2012 was $12.1 million and $11.8 million, respectively. The 2013 amount includes accumulated other comprehensive loss of $63,494. This amount is comprised of an unrealized loss on available for sale securities of $37,906, net of tax, and $25,588 representing the unamortized debit balance on a one-time lump sum adjustment to accrued pension liability pursuant to applicable accounting guidance, net of tax (discussed elsewhere in this report). Total shares of common stock outstanding at December 31, 2013 were 610,175. Colonial has a formal capital plan, which addresses capital adequacy according to guidance distributed by the Federal Financial Institutions Examination Council. These guidelines, abbreviated, are below:

Colonial strives to maintain a “well-capitalized” position. A well-capitalized bank meets three capital ratio thresholds:

•	Tier 1 risk-based capital ratio of 6% or greater;

•	Total risk-based capital ratio of 10% or greater; and

•	Tier 1 leverage ratio of 5% or greater.

At December 31, 2013, Colonial’s tier 1 and total risk-based capital ratios were 15.39% and 16.65%, respectively, compared to 13.75% and 14.86% at December 31, 2012. Colonial’s leverage ratio was 10.55% at December 31, 2013, compared to 9.70% at December 31, 2012. Although Colonial’s capital structure places it above the regulatory guidelines for “well-capitalized” institutions, which affords Colonial the opportunity to take advantage of business opportunities while ensuring that it has the resources to protect against risks inherent in its business, regulatory standards are under constant review. Colonial generally considers its current capital position to be adequate for current operations and based on historical industry standards. However, based on continuing above average NPAs and overall enterprise risk profile, the current level of capital may not afford substantial balance sheet (asset) growth without capital augmentation from the sale of common stock. Given the current market environment for community bank stocks in general (market trading activity below book value), the opportunity to execute a sale of common stock is considered unlikely in the near future.

Therefore, growth strategies are focused on improving the efficiency of the current balance sheet level of assets by controlling potential loan loss exposure, improving the net interest margin and maximizing personnel efficiency. Within these growth strategies, management maintains that asset growth in the immediate and near future will need to be funded by internal capital generation (i.e. retained earnings). Assuming a net minimum capital standard of 10%, retained earnings through net income of $500,000 annually would support asset growth of $5.0 million. Likewise, net income of $1.0 million annually would support asset growth of $10.0 million. Colonial’s management anticipates that net interest margins recorded over the past two years will produce moderate internal capital generation.

Liquidity and Interest Rate Sensitivity

The primary functions of asset and liability management are to (1) assure adequate liquidity; (2) maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities; (3) maximize the profit of Colonial; and (4) reduce risks to Colonial’s capital. Liquidity management involves the ability to meet day-to-day cash flow requirements of Colonial’s customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, Colonial would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the needs of the communities it serves. Management believes that Colonial maintains overall liquidity sufficient to satisfy its depositors’ requirements and to meet its customers’ credit needs. Interest rate risk management focuses on the maturity structure of assets and liabilities and their re-pricing characteristics during changes in market interest rates. Effective interest rate sensitivity management ensures that both assets and liabilities respond to changes in interest rates within an acceptable time frame, thereby minimizing the effect of such interest rate movements on the net interest margin.

The asset portion of the balance sheet provides liquidity primarily from two sources. These sources are principal payments and maturities relating to loans, and maturities or calls, principal payments and sales from the investment portfolio. Other short-term investments such as federal funds sold are additional sources of liquidity. Loans, maturing or re-pricing in one year or less, totaled $18.9 million at December 31, 2013. Projected cash flows from the bond portfolio over the next twelve months total $1.7 million through maturities, projected calls or amortized and/or prepayment principal paydowns.

Although the majority of the securities portfolio has legal final maturities longer than 10 years, the portfolio consists of securities that are readily marketable and easily convertible into cash. However, volatility in market rates can cause fluctuations in unrealized gains/losses within the bond portfolio, which affects either positively or negatively the attractiveness of selling bonds to produce additional liquidity. Management does not rely solely upon the investment portfolio to generate cash flows to fund loans or for other cash requirements. Instead, these activities are funded by cash flows from operating activities and increases in deposits and short-term borrowings.

Colonial also maintains additional sources of liquidity through federal funds guidance lines with correspondent banks, which totaled $5.3 million at December 31, 2013. Colonial has developed a liquidity stress testing process whereby simulated events are created to test availability of alternative sources of liquidity. Colonial periodically draws down funds from its guidance line with its primary correspondent bank. The process has worked flawlessly and demonstrated Colonial’s ability to meet unexpected liquidity demands. This test has been performed in each of the past two years. Monthly reports to the board of directors of Colonial depict Colonial’s liquidity position in both a “stressed” and “unstressed” condition. The stressed condition includes such items as potential increases in problem assets, loan losses, and other possible public/reputation risk factors.

Colonial is a member of the FHLB and has various borrowing options through the FHLB under a line of credit of $21.8 million, although such borrowings require collateralization by means of pledging investment securities or certain loans secured by real estate. Colonial actually began exercising options under the FHLB line of credit during 2008. Colonial’s management used advances under the line as replacement for more expensive consumer CDs in the local market. FHLB borrowings totaled $1.5 million at December 31, 2013.

Colonial is also exploring other correspondent bank relationships that would afford additional outlets both for selling excess funds as well as provide alternate sources for borrowing as part of liquidity planning. Colonial has established a preliminary relationship with the Federal Reserve Bank of Richmond’s Discount Window, which affords Colonial another source for alternative funding through short-term borrowings. This source has not been tested to date, but is included in Colonial’s overall liquidity strategy.

Colonial participated in a CD program with the Treasurer of Virginia, administered through Community Bankers Bank of Virginia, referred to as CBB. Since CBB manages this program for the State of Virginia, these deposits are considered “brokered” deposits. As of December 31, 2013, Colonial held no deposits under this program. Colonial also participated in CDARs administered through the Promontory Financial Network. The program offers liquidity facilitation between financial institutions, with institutions either buying needed liquidity or selling excess liquidity. Colonial has tested the One-Way Buy feature under the program as part of its contingency funding program and determined it to be a viable source of alternative funding. As of December 31, 2013, Colonial had no outstanding transactions in the CDARs program. Colonial held $9.8 million, or 9.8% of total deposits, in other brokered deposit on December 31, 2013. These funds were used to replace higher cost retail CDs. The brokered CD market is considered a viable source of liquidity and Colonial has included it in its liquidity policy, with a cap limit not to exceed 15% of total deposits.

At December 31, 2013, cash, interest bearing deposits with financial institutions, federal funds sold and securities available for sale were 20.9% of total deposits and liabilities. Management, under a Board approved Liquidity and Funding Policy, routinely monitors Colonial’s liquidity position using various schedules and reports. A “Short-term Funds Availability Ratio” computes short-term assets (cash and due from banks, overnight funds and other cash equivalents, market value of available for sale securities, and unused lines of credit). The policy requires that this ratio be equal to or greater than 15% of total assets. At December 31, 2013, this ratio was 28.3%. Core deposit levels are also monitored. Demand and savings deposits, interest bearing and non-interest bearing and time deposits under $100,000 are monitored with a targeted level of 52.5% or greater as a percentage of total assets. At December 31, 2013, this percentage was 67.5%.

Off-Balance Sheet Arrangements

Colonial is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments, standby letters of credit and documentary letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

Colonial’s exposure to credit loss in the event of non-performance by the other party of these loan commitments and standby letters of credit is represented by the contractual amount of those instruments. Colonial uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Quantification of these arrangements is discussed further in Note 9 of Colonial’s audited financial statements contained elsewhere in this proxy statement/prospectus.

Since many of the loan commitments and letters of credit may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Colonial evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Colonial upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, owner-occupied real estate and income-producing commercial properties.

Colonial maintains funds on deposit at correspondent banks which at times exceed the federally insured limits. Colonial’s management monitors the balance in these accounts and periodically assesses the financial condition of correspondent banks. Colonial continues strict monitoring of the financial condition of all of the correspondent banks with which it does business. Both current data and trend analysis are monitored for key financial ratios such as asset quality, earnings and capital.

Average Balances, Interest Income

and Expenses, Average Yields and Rates

	Year Ended December 31, 2013			Year Ended December 31, 2012
	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate
Assets:
Interest earning assets:
Securities
Taxable	$15,822,069	$283,199	1.79%	$16,807,441	$348,454	2.07%
Tax exempt	2,016,517	99,210	4.92%	1,167,496	70,043	6.00%

Total Securities	17,838,586	382,409	2.14%	17,974,937	418,497	2.33%
Federal funds sold	8,106,921	19,987	0.25%	10,006,869	24,000	0.24%
Deposits at other banks	204,182	45	0.02%	906,180	492	0.05%
Loans, net	76,102,914	4,586,877	6.03%	80,778,363	5,048,778	6.25%

Total earning assets	102,252,603	4,989,318	4.88%	109,666,349	5,491,767	5.01%
Less: allowance for loan losses	(1,793,794)			(2,151,771)
Total non-earning assets	16,065,727			16,181,029

Total assets	116,524,536			123,695,607

Liabilities & Stockholders’ equity:
Interest bearing liabilities:
Checking	7,063,428	6,953	0.10%	6,961,418	8,517	0.12%
Savings and money market deposits	31,670,892	74,331	0.23%	31,368,767	106,439	0.34%
Other time	50,060,767	475,420	0.95%	55,438,602	652,747	1.18%

Total interest bearing deposits	88,795,087	556,704	0.63%	93,768,787	767,703	0.82%

FHLB borrowings	1,500,000	8,249	0.55%	3,075,137	16,565	0.54%

Total interest bearing liabilities	90,295,087	564,953	0.63%	96,843,924	784,268	0.81%
Noninterest bearing liabilities:
Demand deposits	12,453,166			13,487,164
Other non-interest bearing liabilities	1,715,293			1,671,220

Total liabilities	104,463,546			112,002,308
Stockholders’ equity	12,060,990			11,693,299

Total liabilities and stockholders’ equity	$116,524,536			$123,695,607

Net Interest Income		$4,424,365			$4,707,499
Interest Rate Spread (1)			4.25%			4.20%
Net Interest Margin (2)			4.33%			4.29%

(1)	Interest rate spread is the average yield earned on earning assets, calculated on a fully taxable equivalent basis assuming a federal tax rate of 34%, less the average rate incurred on interest bearing liabilities.
(2)	Net interest margin is net interest income, expressed as a percentage of average earning assets.

MANAGEMENT OF XENITH BANKSHARES FOLLOWING THE MERGER

Directors of Xenith Bankshares Following the Merger

The board of directors of Xenith Bankshares currently is comprised of 10 directors. Each director is elected annually at the Xenith Bankshares annual meeting of shareholders and serves until his or her successor is duly elected and qualified. Each member of the board of directors of Xenith Bankshares is also elected annually to serve as a director of Xenith Bank. Following completion of the merger, all of Xenith Bankshares’ directors will continue serve as directors of Xenith Bankshares. In addition, at the effective time of the merger, the directors of Colonial will resign as directors. Pursuant to the terms of the merger agreement, no directors of Colonial will become directors of Xenith Bankshares or Xenith Bank.

Set forth below is certain information about the current directors on the board of directors of Xenith Bankshares, including the experiences, qualifications, attributes or skills that caused the governance and compensation committee of the board of directors and the board of directors of Xenith Bankshares to determine that the individual should serve as a director. The board of directors of Xenith Bankshares has determined that each of the current directors is an “independent director” as defined under the NASDAQ listing standards except for Messrs. Layfield and Reed.

Larry L. Felton, age 68, has served on the board of directors of Xenith Bankshares since December 2001. He also serves on the board of directors of Xenith Bank. Mr. Felton is retired. From 1970 until retirement in 2004, Mr. Felton was employed by Angus I. Hines, Inc., a petroleum distributor and convenience store chain in Virginia where Mr. Felton served as Chief Operating Officer, Vice-President-Finance and Administration and Treasurer. Mr. Felton was one of the founding directors of SuffolkFirst Bank (now known as Xenith Bank) and its parent bank holding company, First Bankshares (now Xenith Bankshares). He was a former director of James River Bank/Colonial (formerly Bank of Suffolk), and served on the audit committee of that bank’s holding company, James River Bankshares, Inc., which was purchased by First Virginia Bank in June 2001. Mr. Felton has been a director of Western Branch Metals, LC, a distributor of steel boat shafts, since 1995.

Mr. Felton has experience operating and managing businesses similar to the types of businesses Xenith Bankshares is targeting for its banking business and corporate governance experience from his past board service.

Palmer P. Garson, age 57, has served on the Board of Directors of Xenith Bankshares since December 22, 2009, having previously served as a director of Xenith Corporation from June 2008 until December 22, 2009, which was the effective date of the merger of Xenith Corporation and First Bankshares (now Xenith Bankshares). She also serves on the board of directors of Xenith Bank. Ms. Garson is currently Managing Director of Silvercrest Asset Management Group LLC, an investment advisory and financial services firm. Ms. Garson had been Managing Director of Cary Street Partners, LLC, a wealth management and investment banking company, from 2007 to 2014. Prior to joining Cary Street Partners, LLC, Ms. Garson was a co-founder and Managing Partner of Jefferson Capital Partners, a private equity firm focused on providing growth financing to well-managed, late stage, rapidly growing companies, primarily in the consumer, business services, education, health care and selected information technology industries, from 1989 to 2007. Prior to co-founding Jefferson Capital Group, Ltd. in 1989, Ms. Garson developed extensive corporate finance and investment banking experience while working for A.G. Edwards from 1987 to 1989, for Morgan Stanley & Co. from 1983 to 1986, and for Mellon Bank from 1979 to 1981. Ms. Garson’s primary focus as an investment banker was in the field of mergers and acquisitions. Ms. Garson currently serves on the board of directors of First Street, a Jefferson Capital Partners portfolio company.

Ms. Garson has extensive corporate finance experience with several industries and extensive board experience from her past board service.

Patrick D. Hanley, age 69, has served on the board of directors of Xenith Bankshares since January 20, 2010. He also serves on the board of directors of Xenith Bank. Mr. Hanley serves as non-executive chairman of the board of Gallium Technologies, LLC, a company that designs accounts receivable collection software, since January 2012 and served as its Chief Executive Officer from August 2009 to January 2012. Prior to his work with Gallium Technologies, LLC, Mr. Hanley served as Senior Vice President-Finance and Accounting of UPS Ground Freight, Inc., formerly Overnite Corporation, a truckload and less-than-truckload carrier and wholly-owned subsidiary of United Parcel Service, Inc., from August 2005 to October 2007, also having previously served as Director, Senior Vice President and Chief Financial Officer of Overnite Corporation from October 2003 through July 2005. Mr. Hanley serves on the board of directors of NewMarket Corporation (NYSE: NEU), where he serves on the audit and compensation committees and as chairman of the nominating and corporate governance committee.

Mr. Hanley has extensive knowledge on the management of public companies and significant accounting, finance and SEC reporting experience.

Peter C. Jackson, age 52, has served on the board of directors of Xenith Bankshares since December 2001. He also serves on the board of directors of Xenith Bank. Mr. Jackson has been President of Jackson Real Estate, a family owned and operated real estate business, and a director of Western Branch Metals, LC since 1999. From 1992 to 1999, Mr. Jackson was a Vice President at James River Bank/Colonial (formerly Bank of Suffolk), a subsidiary of James River Bankshares, Inc., which was purchased by First Virginia Bank in June 2001. Mr. Jackson was one of the founding directors of SuffolkFirst Bank (now known as Xenith Bank). Mr. Jackson is a 1996 graduate of the University of Virginia’s McIntire School of Commerce. Mr. Jackson serves on the board of directors of the Community Action Coalition of Virginia. In 2012, Mr. Jackson was appointed to the Board of Zoning Appeals for the City of Suffolk, Virginia.

Mr. Jackson has significant experience in the management of banks and public bank holding companies, including through his past board service, and knowledge of the Hampton Roads real estate markets, especially the Suffolk real estate market.

T. Gaylon Layfield, III, age 62, has served on the board of directors of Xenith Bankshares since December 22, 2009, having previously served as a director of Xenith Corporation from June 2008 until December 22, 2009. He also serves on the board of directors of Xenith Bank. Mr. Layfield has been President and Chief Executive Officer of both Xenith Bankshares and Xenith Bank since December 22, 2009, having previously served as President and Chief Executive Officer of Xenith Corporation from February 18, 2008 until December 22, 2009. He is the former President of Timber Resource Management, L.L.C., a privately held timber investment management organization, having previously served in various increasing roles of responsibility with Signet Banking Corporation, referred to as Signet, a $12 billion bank holding company that was acquired by First Union Corporation (now Wells Fargo & Company) from 1975 until Signet’s acquisition in November 1997. From December 1996 to November 1997, Mr. Layfield was President and Chief Operating Officer of Signet and served on Signet’s board of directors, its management committee, its asset and liability committee and its credit policy committee. Mr. Layfield served as Senior Executive Vice President and on Signet’s management and senior credit committees from 1988 to 1996. From 1991 until 1996, Mr. Layfield was responsible for Signet’s Consumer Banking, which included the branch delivery system, Signet Financial Services, Signet Mortgage Company, Educational Funding, Telephone Banking Center, Trust/Affluent and Small Business banking, having previously been head of Signet’s commercial line of business from 1987 to 1991. Mr. Layfield served as Signet’s Executive Vice President from 1986 to 1988, Regional Executive Officer of Signet’s Hampton Roads Region from 1983 to 1986, officer-in-charge of Signet’s National/International division from 1982 to 1983 and officer-in-charge of Commercial Lending for Signet’s Capital Division from 1980 to 1982. He joined Signet in 1975 as an international credit analyst and for the next five years, he held various positions in the International Division, including officer-in-charge of Business Development.

Mr. Layfield has extensive executive bank management and public bank holding company experience, as well as significant knowledge about the mid-Atlantic region business and banking environment.

Michael A. Mancusi, age 70, has served on the board of directors of Xenith Bankshares since February 2, 2012. He also serves on the board of directors of Xenith Bank. Mr. Mancusi is currently a Managing Director in the Forensic and Litigation Consulting practice of FTI Consulting LLC, a global business advisory firm that provides consulting solutions to a wide range of industries, including banking and financial services companies. In 1986, Mr. Mancusi co-founded The Secura Group where he served as Managing Director and Chief Executive Officer from 1993 to 2007, when the firm was acquired by LECG, LLC, which later sold the firm to FTI Consulting LLC in March 2011. Mr. Mancusi consulted on a wide variety of issues, including risk management, the credit management process, regulatory compliance and management and organizational issues. Prior to co-founding The Secura Group, Mr. Mancusi spent 18 years with the OCC as an examiner and senior policy maker. He was a member of the Comptroller’s policy group, the OCC’s Senior Management Committee.

Mr. Mancusi has significant experience advising businesses, specifically, financial services businesses and extensive experience as a bank regulator.

Robert J. Merrick, age 68, has served on the board of directors of Xenith Bankshares since December 22, 2009, having previously served as a director of Xenith Corporation from June 2008 until December 22, 2009. He also serves on the board of directors of Xenith Bank. Mr. Merrick is retired, having formerly served as the Chief Investment Officer of MCG Capital Corporation, referred to as MCG, a business development company (NASDAQ: MCGC), from 1998 until June 2009. Mr. Merrick was also on MCG’s board of directors where he served as chairman of the investment committee, a member of the enterprise risk committee and a member of the credit committee until his resignation on June 17, 2009.

Mr. Merrick started his banking career in 1967 with Chemical Bank, served in the United States Army from 1968 through 1971 and worked for American Security Bank from 1971 to 1976. Mr. Merrick joined Bank of Virginia, a predecessor to Signet, in 1976 and rose to the office of Executive Vice President and Chief Credit Officer for Signet from 1985 to 1997. In that role, he was responsible for all credit extensions within the bank and bank holding company. He was the chairman of Signet’s credit policy committee and a member of the asset and liability, management, safety and soundness and administrative committees. Mr. Merrick was a director of CRIIMI MAE from 1998 to 2004 and a director of the Bank of Richmond from 2004 to 2007, serving as chairman of its credit committee and a member of its asset and liability and executive committees.

Mr. Merrick has extensive banking, corporate finance, senior executive, credit and risk management experience.

Scott A. Reed, age 43, has served on the board of directors of Xenith Bankshares since December 22, 2009, having previously served as a director of Xenith Corporation from June 2008 until December 22, 2009. He also serves on the board of directors of Xenith Bank. Mr. Reed is a principal and founding partner of BankCap Partners. Before founding BankCap Partners in 2005, Mr. Reed had a diverse career that included derivatives trading, consulting, investment banking and corporate strategy and planning. Most recently, Mr. Reed served in a number of roles culminating as Senior Vice President at Carreker Corporation from 2002 to 2004. From 2000 to 2002, Mr. Reed worked in the Financial Institutions Group at Bear, Stearns & Co. Inc., where he focused on mergers and acquisitions and capital market transactions. Prior to joining Bear, Stearns & Co. Inc., Mr. Reed worked from 1998 to 2000 for Bain & Company, a management consulting company, where he focused on corporate strategy formation and implementation for numerous Fortune 100 companies. Mr. Reed started his career as an options trader for Swiss Bank Corporation, where he managed a diverse portfolio while working on the Pacific Stock Exchange in San Francisco. Mr. Reed currently serves on the advisory board of the Commerce School at the University of Virginia.

Mr. Reed has a strong corporate business background and significant experience in financial institutions, investment banking and strategic transactions.

Mark B. Sisisky, age 63, has served on the board of directors of Xenith Bankshares since December 22, 2009, having previously served as a director of Xenith Corporation from June 2008 until December 22, 2009. He also serves on the board of directors of Xenith Bank. Mr. Sisisky is a Managing Director of Heritage Wealth Advisors, a registered investment advisor. Prior to joining Heritage Wealth Advisors, Mr. Sisisky was a partner at Caprin Asset Management for 11 years. Mr. Sisisky previously served for 14 years as President and Chief Executive Officer of Lee Distributing Co., Inc., an Anheuser-Busch wholesaler, serving Southside Virginia. Mr. Sisisky sold Lee Distributing in April 2001. Mr. Sisisky also serves as Managing Partner and Chief Investment Officer of New Dominion of Virginia LC, an active investment partnership.

In August 2002, former Virginia Governor Mark Warner appointed Mr. Sisisky to the steering committee of the Economic Development Strategic Planning Task Force—One Virginia / One Future. Mr. Sisisky has also been appointed by four Virginia governors to the Virginia-Israel Partnership and Advisory Board. In January 2008, Mr. Sisisky was elected to serve on The Board of Governors for The Community Foundation Serving Richmond and Central Virginia.

Mr. Sisisky has extensive experience operating and managing businesses and investment portfolio and risk management, as well as substantial corporate governance experience from his past board service.

Thomas G. Snead, Jr., age 60, has served on the board of directors of Xenith Bankshares since May 1, 2013. He also serves on the board of directors of Xenith Bank. Mr. Snead is retired, having previously served as President and Chief Executive Officer of Wellpoint Inc., Southeast Region, a managed care and health insurance company from

December 2004 through January 2006. From July 2002 to December 2004, he served as President of Anthem Southeast, a subsidiary of Anthem, Inc. From April 2000 through July 2002, he was the Chairman and Chief Executive Officer of Trigon Healthcare, Inc., a managed healthcare company. Prior to that, he served in other various positions for Trigon, including President and Chief Executive Officer, President and Chief Operating Officer, Senior Vice President and Chief Financial Officer, and he was also a director of Trigon Healthcare, Inc. Mr. Snead previously served on the board of LandAmerica Financial Group Inc., having also served on its executive, executive compensation, corporate governance and audit committees, the last of which he served as chairman.

Mr. Snead currently serves on the board of directors of Tredegar Corporation (NYSE: TG), where he serves on the audit and nominating and governance committees, and CSA Medical, Inc., a privately-held medical device company, as well as several community organizations, including the ChildFund International, the Community Foundation, Virginia House for Boys and Girls Foundation, the Virginia Historical Society and the Virginia Commonwealth University School of Business School Foundation.

Mr. Snead has extensive executive management and corporate finance experience from his past executive and board service.

Compensation of Directors for Fiscal Year 2013

The governance and compensation committee of the board of directors of Xenith Bankshares adopted the following annual retainer policy for Xenith Bankshares’ non-employee directors beginning in 2013:

•	$25,000 annual retainer for all non-employee directors;

•	$10,000 annual retainer for the Chairman of the Board; and

•	$4,000 annual retainer for the Chairperson of each committee.

For 2013, the retainers for all directors (other than Mr. Snead) were paid in two installments in the form of equity grants under the shareholder-approved Xenith Bankshares 2012 Stock Incentive Plan, referred to as the 2012 Incentive Plan. On December 20, 2012, each non-employee director received a number of shares of Xenith Bankshares common stock equal as nearly as possible to the dollar amount representing half of the total fee payable to such director for 2013, based on $4.64, the closing price of Xenith Bankshares common stock as reported on the NASDAQ Capital Market on the day before the date of grant. These shares were vested immediately upon grant. On January 24, 2013, each non-employee director (other than Mr. Snead) received a number of restricted stock units equal as nearly as possible to but not to exceed the dollar amount representing the other half of the total fee payable to such director for 2013, based on $5.79, the closing price of Xenith Bankshares common stock as reported on the NASDAQ Capital Market on the day before the date of grant. These restricted stock units vested over a 12-month period that ended on December 31, 2013 and became non-forfeitable upon vesting. The vested shares will be delivered to the directors two years from the date of grant. Upon settlement of the restricted stock units, the directors will be entitled to vote the shares and to receive cash dividends, if any.

Mr. Snead was elected as a director at the 2013 annual meeting. On May 2, 2013, Mr. Snead received a number of restricted stock units equal as nearly as possible to but not to exceed the dollar amount representing the total fee payable to him for service in the remaining months of 2013, based on $5.26, the closing price of Xenith Bankshares common stock as reported on the NASDAQ Capital Market on the day before the date of grant. These restricted stock units vested over an 8-month period that ended on December 31, 2013 and became non-forfeitable upon vesting. The vested shares will be delivered to Mr. Snead two years from the date of grant. Upon settlement of the restricted stock units, Mr. Snead will be entitled to vote the shares and to receive cash dividends, if any.

The following table presents the compensation received by the non-employee directors for services they provided as directors in fiscal year 2013.

2013 Non-Employee Director Compensation

Name	Stock Awards ($) (1)(2)(3)	Option Awards ($) (4)	Total ($)
Larry L. Felton	24,495	—	24,495
Palmer P. Garson	28,998	—	28,998
Patrick D. Hanley	28,998	—	28,998
Peter C. Jackson	24,495	—	24,495
Brian D. Jones(5)	16,663	—	16,663
Michael A. Mancusi	24,495	—	24,495
Malcolm S. McDonald	38,997	—	38,997
Robert J. Merrick	28,998	—	28,998
Scott A. Reed	24,495	—	24,495
Mark B. Sisisky	24,495	—	24,495
Thomas G. Snead, Jr.	16,664	—	16,664
James E. Turner, Jr.(6)	16,663	—	16,663

(1)	These amounts were computed in accordance with ASC Topic 718. For purposes of calculating these amounts, Xenith Bankshares has used the same assumptions used for financial reporting purposes under generally accepted accounting principles. For a description of the assumptions Xenith Bankshares used, see Note 14 included in its audited financial statements for the fiscal year ended December 31, 2013 contained elsewhere in this proxy statement/prospectus.
(2)	These amounts represent the aggregate grant date fair value of the stock awards received by the non-employee directors for 2013 retainers. The amounts were calculated based on the closing price of Xenith Bankshares common stock as reported on the NASDAQ Capital Market on the day before the applicable date of grant.
(3)	The following table shows the number and grant date fair value of the shares of common stock and restricted stock units granted to each non-employee director for 2013 retainers. There were no unvested stock awards as of December 31, 2013.

Name	Shares of Common Stock (#)	Grant Date Fair Value of Common Stock ($)	Restricted Stock Units (#)	Grant Date Fair Value of Restricted Stock Units ($)
Larry L. Felton	2,694	12,500	2,158	12,495
Palmer P. Garson	3,125	14,500	2,504	14,498
Patrick D. Hanley	3,125	14,500	2,504	14,498
Peter C. Jackson	2,694	12,500	2,158	12,495
Brian D. Jones	2,694	12,500	719	4,163
Michael A. Mancusi	2,694	12,500	2,158	12,495
Malcolm S. McDonald	4,203	19,502	3,367	19,495
Robert J. Merrick	3,125	14,500	2,504	14,498
Scott A. Reed	2,694	12,500	2,158	12,495
Mark B. Sisisky	2,694	12,500	2,158	12,495
Thomas G. Snead, Jr.	—	—	3,168	16,664
James E. Turner, Jr.	2,694	12,500	719	4,163

(4)	No options were awarded to the non-employee directors in 2013. The following table shows the aggregate number of outstanding option awards held by each of Xenith Bankshares non-employee directors as of December 31, 2013:

	Number of Option Awards
Name	Exercisable	Unexercisable
Larry L. Felton(a)(b)	10,520	6,000
Palmer P. Garson(a)(b)(c)	11,350	6,000
Patrick D. Hanley(a)(b)(d)	12,000	6,000
Peter C. Jackson(a)(b)	10,520	6,000
Michael A. Mancusi(b)(e)	3,333	6,667
Malcolm S. McDonald(a)(b)(c)	11,350	6,000
Robert J. Merrick(a)(b)(c)	11,350	6,000
Scott A. Reed(a)(b)(c)	11,350	6,000
Mark B. Sisisky(a)(b)(c)	11,350	6,000
Thomas G. Snead, Jr.	—	—

(a)	In recognition of its directors’ efforts and service to Xenith Bankshares during 2011, on April 4, 2011 and December 22, 2011, respectively, Xenith Bankshares’ non-employee directors received a grant of options to purchase up to 3,000 and 5,000 shares of Xenith Bankshares common stock, respectively, at an exercise price of $4.50 and $3.52 per share, respectively. These options have a 10-year term and vest in three equal installments on each anniversary of the date of grant.

(b)	In recognition of Xenith Bankshares’ directors’ efforts and service to Xenith Bankshares during 2012, on December 20, 2012, Xenith Bankshares’ non-employee directors received a grant of options to purchase up to 5,000 shares of Xenith Bankshares common stock at an exercise price of $4.64 per share. These options have a 10-year term and vest in three equal installments on each anniversary of the date of grant.
(c)	Prior to the merger of Xenith Corporation with and into First Bankshares (now Xenith Bankshares), which was effective on December 22, 2009, each of Ms. Garson and Messrs. McDonald, Merrick, Reed and Sisisky, who were non-employee directors of Xenith Corporation and who became directors of Xenith Bankshares in connection with the merger, received a grant of options to purchase up to 5,000 shares of Xenith Corporation common stock at an exercise price of $10.00 per share. In the merger, these options were automatically converted into options to purchase 4,350 shares of Xenith Bankshares common stock based on an exchange ratio of .8700 shares of Xenith Bankshares common stock for each share of Xenith Corporation common stock (the exchange ratio) at an exercise price of $11.49 per share. All of these options have a 10-year term and vested in three equal installments on each anniversary of the completion of the merger.
(d)	Mr. Hanley was elected to the board of directors of Xenith Bankshares on January 20, 2010. On February 1, 2010, in connection with his election to the board of directors of Xenith Bankshares, Mr. Hanley received a grant of options to purchase up to 5,000 shares of Xenith Bankshares common stock at an exercise price of $11.49 per share. These options have a 10-year term and vest in three equal installments on each anniversary of the date of grant.
(e)	Mr. Mancusi was elected to the board of directors of Xenith Bankshares on February 2, 2012. On February 3, 2012, in connection with his election to the board of directors of Xenith Bankshares, Mr. Mancusi received a grant of options to purchase up to 5,000 shares of Xenith Bankshares common stock at an exercise price of $3.90 per share. These options have a 10-year term and vest in three equal installments on each anniversary of the date of grant.
(5)	Mr. Jones retired from the board of directors of Xenith Bankshares on May 2, 2013 at the completion of his term. Reflects the grant of 2,694 shares of common stock, which were fully vested upon grant. Also reflects 719 restricted stock units from an initial grant of 2,158 restricted stock units, of which 1,439 were forfeited upon Mr. Jones’s retirement from the board of directors of Xenith Bankshares.
(6)	Mr. Turner retired from the board of directors of Xenith Bankshares on May 2, 2013 at the completion of his term. Reflects the grant of 2,694 shares of common stock, which were fully vested upon grant. Also reflects 719 restricted stock units from an initial grant of 2,158 restricted stock units, of which 1,439 were forfeited upon Mr. Turner’s retirement from the board of directors of Xenith Bankshares.

Executive Officers of Xenith Bankshares Following the Merger

Following the merger, all of Xenith Bankshares’ executive officers will continue to hold such offices.

Set forth below is certain information about the executive officers of Xenith Bankshares and Xenith Bank, other than that of T. Gaylon Layfield, III, President and Chief Executive Officer of both Xenith Bankshares and Xenith Bank, which is described under “—Directors of Xenith Bankshares Following the Merger” following the merger.

Thomas W. Osgood, age 58, has been Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer of Xenith Bankshares and Xenith Bank, since December 22, 2009, having previously served as Chief Financial Officer and Chief Administrative Officer of Xenith Corporation from February 19, 2008 until December 22, 2009. He served as a director of Xenith Bank from December 22, 2009 until January 2, 2012. From January 1998 to May 2007, he was with East Coast Fire Protection, Inc., referred to as ECFP, a fire protection firm, where he was Executive Vice President and served in numerous finance, operating and marketing capacities.

Prior to his employment with ECFP, Mr. Osgood was with Signet from 1983 until its acquisition by First Union Corporation (now Wells Fargo & Company) in November 1997. In 1996 to 1997, Mr. Osgood helped lead a year long process focusing on total bank re-engineering and reported to the President and Chief Operating Officer. From 1992 to 1996, Mr. Osgood was a Senior Vice President and reported to the Chief Credit Officer. He developed and led an integrated risk management practice; implemented quantitative tools to measure risks in credit portfolios; led credit portfolio reporting and industry risk analysis; managed Xenith Bank’s allowance for loan and lease losses; and worked directly with outside auditors and regulators to verify its adequacy. From 1988 to 2002, Mr. Osgood was a Vice President and then a Managing Director of Signet Investment Banking Corporation where he worked with clients in many industries on business plans and implications for financing strategies; raised debt and equity capital to fund organic growth and acquisitions; performed valuations and worked on numerous purchase and sale transactions; and developed and executed interest rate hedging strategies for clients. From 1983 to 1988, Mr. Osgood was a lender and relationship manager working with clients in many industries.

Prior to joining Signet, Mr. Osgood was with Wachovia Bank from 1978 to 1983, where he completed the retail banking program and was promoted to branch manager then completed the corporate banking development program and was promoted to bank officer and corporate banker handling commercial credit relationships in Raleigh and Durham, North Carolina.

Ronald E. Davis, age 62, has been Executive Vice President and Corporate Secretary of Xenith Bankshares since December 22, 2009, having previously served as Executive Vice President of Xenith Corporation from June 2008 until December 22, 2009. He currently serves Xenith Bank as Executive Vice President and Chief Operations and Technology Officer, having previously served as Chief Lending Officer from December 22, 2009 until October 2011. He also served as a director of Xenith Bank from December 22, 2009 until January 2, 2012. From December 2001 until June 2008, he served as President and Chief Executive Officer of Virginia Heartland Bank and then its successor, Second Bank and Trust (now StellarOne Corporation) in Fredericksburg, Virginia.

From August 1998 until December 2001, Mr. Davis was President and Chief Executive Officer of Metro County Bank, a de novo bank in Richmond, Virginia. Mr. Davis was responsible for setting strategic direction, staffing, underwriting and approving loans and credit quality, overseeing retail, commercial, investment and operations, and achieving financial goals established for the organization.

Mr. Davis was also with First Union National Bank and its predecessor, Signet, from 1984 to August 1998, in various roles, including managing the Small Business Credit Center and working as a Senior Credit Officer for Small Business, Private Banking and Retail Business segments. Mr. Davis was also a manager in Signet’s National Division.

Mr. Davis began his banking career in 1974 at the National Bank of Commerce in Lincoln, Nebraska and joined Citizens and Southern Bank in Atlanta, where he was employed from 1978 to 1984.

Wellington W. Cottrell, III, age 59, has been Executive Vice President and Chief Credit Officer of Xenith Bank since December 22, 2009, having previously served as Executive Vice President of Xenith Corporation from May 2008 until December 22, 2009. He served as a director of Xenith Bank from December 22, 2009 until January 2, 2012. From 2000 until May 2008, Mr. Cottrell served as Managing Director of Risk Management in the Corporate and Investment Banking Group at SunTrust Bank. Mr. Cottrell was a member of the Senior Loan Committee and a part-time member of the Debt Capital Markets Committee, which primarily reviewed syndications, bridge loans and market risk. From 1999 until 2000, Mr. Cottrell was a risk manager in SunTrust’s Corporate & Investment Banking group, progressing from Director to Managing Director in 2000 and from risk coverage of the Media & Communications Portfolio, adding the Mid-Atlantic Diversified Portfolio also in 2000.

From 1992 through 1998, Mr. Cottrell was in Regional Credit Administration as Senior Vice President—Risk Manager for the Corporate Banking Group of Crestar Bank (predecessor to SunTrust Bank), managing corporate, middle-market and international credits. From 1990 until 1992, he was a Vice President and relationship manager with Crestar Bank in the Corporate Banking Group. His duties included managing media and communications clients and workouts. From 1988 until 1990, Mr. Cottrell was with Investors Savings Bank in Retail Credit Administration. Mr. Cottrell was Senior Vice President, chaired the commercial loan committee, was a member of the CRE loan committee, and managed commercial business credit analysis, loan review, the credit card portfolio and work-outs.

From 1984 until 1988, Mr. Cottrell was with Crestar Bank as a Vice President and relationship manager in the Southeast Division. From 1981 until 1983, Mr. Cottrell was with Manufacturers Hanover Trust Co. as trainee progressing to Assistant Vice President in the Metropolitan Division of the commercial bank.

Mr. Cottrell started his banking career at Central National Bank (predecessor to Central Fidelity Bank) in 1977 as a credit analyst in commercial banking.

W. Jefferson O’Flaherty, age 61, has been Executive Vice President of Xenith Bank responsible for its private banking business since December 22, 2009, having previously served as Executive Vice President of Xenith Corporation from May 2008 until December 22, 2009. He served as a director of Xenith Bank from December 22, 2009 until January 2, 2012. Mr. O’Flaherty served as Regional Managing Director of Wachovia Wealth Management for Wachovia Bank (now Wells Fargo & Company), from 2001, when First Union Bank merged with Wachovia Corporation, until December 2007. From November 1997 to 2001, Mr. O’Flaherty served as Managing Director with First Union Bank, and in this capacity he led the private banking practice in Richmond, Norfolk and Roanoke, Virginia. Mr. O’Flaherty started his career with Bank of Virginia, a predecessor to Signet, in 1974 and served in various capacities of increasing responsibility, culminating in his role as Senior Vice President and Manager of Private Banking for Signet, which was acquired by First Union in 1997.

Edward H. Phillips, Jr., age 46, has been Executive Vice President and Chief Lending Officer of Xenith Bank since October 2011. Mr. Phillips joined Xenith Bank in September 2008 as Senior Vice President – Commercial Lending. Prior to joining Xenith Bank, he served as Senior Vice President and Regional Corporate Banker for Branch, Banking &Trust Corporation, referred to as BB&T, a position he held from 2004 until 2008, and before that he served as Senior Vice President and Commercial Relationship Manager from 2000 until 2003. Prior to BB&T, Mr. Phillips served as Vice President and Commercial Relationship Manager at Bank of America from 1998 until 2000. Mr. Phillips began his career at Wachovia Bank (now Wells Fargo & Company) in 1990 in Commercial Loan Administration, and served in multiple roles of increasing responsibility in credit and relationship management at Wachovia Bank and Central Fidelity Bank until 1998.

Judy C. Gavant, age 54, has been the Senior Vice President and Controller of Xenith Bank since August 2010. From September 2005 until the end of July 2010, she held the positions of Director, Finance—Corporate and Business Development, as well as Director and Assistant Controller overseeing financial reporting for Owens & Minor, Inc., a leading national distributor of name-brand medical and surgical supplies and a healthcare supply chain management company. From 2001 to 2004, Ms. Gavant was Director of Finance and Controller for Tredegar Film Products, Inc., a wholly-owned subsidiary of Tredegar Corporation, primarily a global manufacturer of plastic films and aluminum extrusions. From 2000 to 2001, Ms. Gavant worked as the Chief Financial Officer and Company Secretary of Envera LLC, an industry-owned start-up that provided web-enabled supply chain services for the chemical industry. From 1990 to 2000, Ms. Gavant held various roles in the areas of taxation and mergers, acquisitions and divestitures at Dominion Resources, Inc., one of the nation’s largest producers and transporters of energy and served as Controller and Assistant Treasurer of Dominion Energy, Inc., a wholly-owned subsidiary of Dominion Resources, Inc. From 1981 to 1990, she served in the audit and tax practices at PricewaterhouseCoopers LLP, a provider of audit and assurance, tax and advisory services.

Executive Compensation

Compensation decisions with respect to Xenith Bankshares’ President and Chief Executive Officer are made by the board of directors of Xenith Bankshares based upon the recommendation of its governance and compensation committee. Compensation decisions with respect to Xenith Bankshares’ other executive officers are made by its governance and compensation committee upon the recommendation of its President and Chief Executive Officer. Under its charter, the governance and compensation committee’s responsibilities include recommending to the board of directors of Xenith Bankshares the compensation of its President and Chief Executive Officer, approving the compensation of its other executive officers and reviewing its compensation, incentive compensation and equity-based plans, and administering and making awards under such plans. In connection with the merger of First Bankshares and Xenith Corporation (now Xenith Bankshares), Xenith Bankshares assumed from Xenith Corporation individual employment agreements with certain executive officers, including Messrs. Layfield, Osgood, Davis and Cottrell, the material terms of which are described under “—Employment Agreements” below. With respect to these individuals, compensation decisions are based on compliance with the elements within the individual contracts. The board of directors of Xenith Bankshares, with respect to its President and Chief Executive Officer, and the governance and compensation committee, with respect to its other executive officers, however, retain the discretion to award compensation to these individuals that is in addition to the compensation provided under the terms of the individual employment agreements. Xenith Bankshares’ Chief Executive Officer and the three most highly compensated executive officers, other than its Chief Executive Officer, serving as executive officers as of December 31, 2013 are collectively referred to in this “—Executive Compensation” section as its named executive officers.

2013 Compensation Decisions for Named Executive Officers

For 2013, Xenith Bankshares’ governance and compensation committee approved the following:

•	awards under the annual incentive plan for 2013 for its named executive officers and certain other key employees, referred to as the 2013 annual incentive plan; and

•	awards of shares of restricted stock to its named executive officers.

2013 Annual Incentive Plan Awards

The 2013 annual incentive plan was a pay-for-performance plan intended to reward each participant based on the attainment of financial performance goals based on 2013 pre-tax net income, which was weighted at 75% of any potential incentive award. In addition, individual performance ratings, which were based on annual management objectives set forth by the Chief Executive Officer in the case of all participants other than Xenith Bankshares’ Chief Executive Officer and by the governance and compensation committee in the case of its Chief Executive Officer, were weighted at 25% of any potential incentive award. Before any incentive awards could be earned, however, the pre-tax net income goal had to be achieved at the threshold level and Xenith Bank must have received an acceptable rating, as determined by its governance and compensation committee, from the Federal Reserve Bank of Richmond.

The following annual incentive opportunities were available under the 2013 annual incentive plan for the named executive officers:

Name		Opportunity as % of 2013 Base Salary
	2013 Base Salary	Threshold	Target	Superior
T. Gaylon Layfield, III	$260,000	20%	40%	60%
Thomas W. Osgood	$241,020	15%	30%	45%
Ronald E. Davis	$241,020	15%	30%	45%
Wellington W. Cottrell, III	$241,020	15%	30%	45%

For 2013, Xenith Bankshares’ governance and compensation committee approved the following financial performance goals based on pre-tax net income:

2013 Financial Performance Goals
Threshold	Target	Superior
$2.05 million	$2.93 million	$3.80 million

In addition to the financial performance goals, the governance and compensation committee approved individual performance objectives in determining the Chief Executive Officer’s incentive payment under the 2013 annual incentive plan and the Chief Executive Officer approved individual performance objectives in determining the other named executive officers’ incentive payments under the 2013 annual incentive plan. Individual performance categories for its named executive officers included: (1) providing overall leadership to the board of directors of Xenith Bankshares, management and associates to develop a corporate culture consistent with its vision, mission and values; (2) implementing a 2013 strategic plan for the company; (3) continuing to build and organize its infrastructure to support its business strategy; (4) ensuring an acceptable regulatory exam, regulatory relationship and audit results; and (5) implementing an enterprise risk management program. The governance and compensation committee or the Chief Executive Officer, as applicable, did not apply a precise formula in linking individual results to incentive payment amounts, but rather used the overall accomplishment, or lack of accomplishment, of the management objectives to determine the rating.

Incentive awards earned at the threshold or target levels were paid in cash unless a participant elected to take all or a portion of his or her incentive award in shares of Xenith Bankshares common stock or restricted stock units; however, to promote greater long-term alignment with shareholder interests and to meet stock ownership guidelines, any incentive awards earned above the target level were to be paid in the form of shares of Xenith Bankshares common stock or restricted stock units. Restricted stock units will be deferred for two years and will be non-forfeitable from the date of grant.

For 2013, Xenith Bank received a rating from the Federal Reserve Bank of Richmond that the governance and compensation committee determined to be acceptable. While the financial performance target goal of $2.93 million in pre-tax net income was achieved for 2013, the governance and compensation committee, upon the recommendation of the Chief Executive Officer, decided to award only 85% of the potential award as this goal was not achieved through organic growth in loans and deposits, since Xenith Bankshares achieved modestly below-budget net interest income resulting from loan growth but rather from one-time gains on the resolution of criticized assets acquired in the merger and the 2011 acquisition of the assets of VBB.

With respect to the annual management objective component of the formula, each named executive officer achieved the target goal. In addition, as permitted under the 2013 annual incentive plan, Mr. Osgood was granted an additional cash award in recognition of his extraordinary achievements during 2013, including his work relating to Xenith Bankshares’ enterprise risk management policies and entry into the guaranteed student loan program.

As a result of the foregoing, its named executive officers received the following annual incentive awards:

	Total Award ($)		Percent of 2013 Base Salary
T. Gaylon Layfield, III	92,300		35.5
Thomas W. Osgood	70,589	(1)	29.3
Ronald E. Davis	64,172		26.6
Wellington W. Cottrell, III	64,172		26.6

(1)	Includes an additional cash award of $6,417.

As permitted under the plan, Mr. Layfield elected to take his respective annual incentive award in the form of Xenith Bankshares restricted stock units, Mr. Davis elected to take his respective annual incentive award in the form of a combination of cash and shares of Xenith Bankshares common stock and Mr. Cottrell elected to take his respective annual incentive award in the form of a combination of cash and Xenith Bankshares restricted stock units.

Restricted Stock Awards

For 2013, Xenith Bankshares’ governance and compensation committee approved awards of 6,000 shares of Xenith Bankshares restricted stock to Mr. Layfield and 4,000 shares Xenith Bankshares restricted stock to each of Messrs. Osgood, Davis and Cottrell under the 2012 Incentive Plan. The restricted stock awards were not made pursuant to a formal plan or formula, but were based on a general evaluation of overall performance of Xenith Bankshares and Xenith Bank and the performance of the individual executive officers during the year. In particular, in making its determination, the governance and compensation committee acknowledged the effort, commitment and leadership of Messrs. Layfield, Osgood, Davis and Cottrell for (1) their respective progress implementing Xenith Bankshares’ strategic goal with respect to enterprise risk management, an increasingly important component of risk management from both a business and regulatory perspective; (2) their respective roles in identifying, analyzing and negotiating potential strategic transitions; (3) the implementation of the guaranteed student loan program to offset interest income lost from the sharp reduction in the mortgage warehouse lending program; and (4) the continued resolution of certain troubled loans leading to improved asset quality measures. The named executive officers are not guaranteed to receive grants of restricted stock each year.

2013 Summary Compensation Table

The following table shows the total compensation for the years ended December 31, 2013 and 2012 paid to or earned by Xenith Bankshares’ named executive officers.

2013 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)		Option Awards ($) (1)	Nonequity Incentive Plan Compensation ($) (2)	All Other Compensation ($)	Total ($)
T. Gaylon Layfield, III	2013	260,000	—	128,358	(3)	—	—	10,098	398,456
President and Chief Executive Officer	2012	260,000	—	105,120		156,816	—	8,875	530,811
Thomas W. Osgood	2013	241,020	—	24,040		—	70,589	22,089	357,738
Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer	2012	241,020	25,000	23,160		80,958	—	16,564	386,702
Ronald E. Davis	2013	241,020	—	40,078	(4)	—	48,129	22,179	351,406
Executive Vice President, Chief Operations and Technology Officer and Corporate Secretary	2012	241,020	25,000	23,160		46,854	—	16,424	352,458
Wellington W. Cottrell, III	2013	241,020	—	40,078	(5)	—	48,129	18,489	347,716
Executive Vice President and Chief Credit Officer	2012	241,020	25,000	23,160		46,854	—	16,607	352,641

(1)	These amounts were computed in accordance with ASC Topic 718. For purposes of calculating these amounts, Xenith Bankshares has used the same assumptions used for financial reporting purposes under GAAP. For a description of the assumptions Xenith Bankshares used, see Note 14 included in its audited financial statements for the fiscal year ended December 31, 2013 contained elsewhere in this proxy statement/prospectus.
(2)	Reflects the cash component of the 2013 annual incentive plan awards.
(3)	Includes 15,383 Xenith Bankshares restricted stock units awarded on March 3, 2014 under the 2013 annual incentive plan, pursuant to Mr. Layfield’s election, at a grant date fair value of $92,298, and 6,000 shares of Xenith Bankshares restricted stock granted on January 23, 2014 at a grant date fair value of $36,060.
(4)	Includes 2,673 shares of Xenith Bankshares common stock awarded on March 3, 2014 under the 2013 annual incentive plan, pursuant to Mr. Davis’s election, at a grant date fair value of $16,038, and 4,000 shares of Xenith Bankshares restricted stock granted on January 23, 2014 at a grant date fair value of $24,040.
(5)	Includes 2,673 Xenith Bankshares restricted stock units awarded on March 3, 2014 under the 2013 annual incentive plan, pursuant to Mr. Cottrell’s election, at a grant date fair value of $16,038, and 4,000 shares of Xenith Bankshares restricted stock granted on January 23, 2014 at a grant date fair value of $24,040.

2013 Outstanding Equity Awards as of Fiscal Year-End

The following table includes certain information with respect to the value of all unexercised Xenith Bankshares options and stock awards that have not vested held by the named executive officers as of December 31, 2013.

	Option Awards(1)							Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
T. Gaylon Layfield, III	23,200	(2)	46,400	(2)	—	4.15	8/14/2022	18,000	(6)	106,020	(7)
	4,000	(3)	8,000	(3)	—	3.61	2/22/2022
	6,600	(4)	3,400	(4)	—	4.01	8/1/2021
	69,600	(5)	—		—	11.49	12/22/2019
Thomas W. Osgood	11,600	(2)	23,200	(2)	—	4.15	8/14/2022	4,000	(6)	23,560	(7)
	2,500	(3)	5,000	(3)	—	3.61	2/22/2022
	3,333	(4)	1,667	(4)	—	4.50	4/3/2021
	34,800	(5)	—		—	11.49	12/22/2019
Ronald E. Davis	5,800	(2)	11,600	(2)	—	4.15	8/14/2022	4,000	(6)	23,560	(7)
	2,500	(3)	5,000	(3)	—	3.61	2/22/2022
	3,333	(4)	1,667	(4)	—	4.50	4/3/2021
	24,360	(5)	—		—	11.49	12/22/2019
Wellington W. Cottrell, III	5,800	(2)	11,600	(2)	—	4.15	8/14/2022	4,000	(6)	23,560	(7)
	2,500	(3)	5,000	(3)	—	3.61	2/22/2022
	3,333	(4)	1,667	(4)	—	4.50	4/3/2021
	17,400	(5)	—		—	11.49	12/22/2019

(1)	None of the named executive officers exercised any stock options during 2013.
(2)	On August 14, 2012, Xenith Bankshares granted to each of Messrs. Layfield, Osgood, Davis and Cottrell options to purchase shares of Xenith Bankshares common stock, respectively, because, pursuant to the terms of each of their employment agreements, annual profitability was obtained prior to December 22, 2012. The options have a 10-year term and vest in three equal installments on each anniversary of the date of grant. See “—Employment Agreements” below for more information on these option grants.
(3)	On February 23, 2012, Xenith Bankshares granted to each of Messrs. Layfield, Osgood, Davis and Cottrell options to purchase shares of Xenith Bankshares common stock. The options have a 10-year term and vest in three equal installments on each anniversary of the date of grant.
(4)	In 2011, Xenith Bankshares granted to each of Messrs. Layfield, Osgood, Davis and Cottrell options to purchase shares of Xenith Bankshares common stock. The options were granted to (a) Mr. Layfield on August 2, 2011 and (b) Messrs. Osgood, Davis and Cottrell on April 4, 2011. The options have a 10-year term and vest in three equal installments on each anniversary of the date of grant.
(5)	Prior to the merger, pursuant to their respective employment agreements, Messrs. Layfield, Osgood, Davis and Cottrell were granted options to purchase 80,000, 40,000, 28,000 and 20,000 shares of common stock of Xenith Corporation, respectively, at an exercise price of $10.00 per share. See “—Employment Agreements” below. In the merger, these options were automatically converted into options to purchase 69,600, 34,800, 24,360 and 17,400 shares of Xenith Bankshares common stock, respectively, based on the exchange ratio at an exercise price of $11.49 per share. These options have a 10-year term and vested in three equal installments on each anniversary of the completion of the merger.
(6)	Xenith Bankshares’ governance and compensation committee awarded 18,000 shares of Xenith Bankshares restricted stock to Mr. Layfield on February 7, 2013 and 4,000 shares of Xenith Bankshares restricted stock to each of Messrs. Osgood, Davis and Cottrell on January 24, 2013. The restricted stock vests in the number of whole shares that most nearly equals (but does not exceed) one-third of the shares on each of the first and second anniversaries of the date of grant. The remaining restricted stock vests on the third anniversary of the date of grant. For purposes of vesting, Mr. Layfield’s grant date is January 24, 2013.
(7)	The market value of the shares that have not vested is based on the closing price of Xenith Bankshares common stock of $5.89, as reported on the NASDAQ on December 31, 2013.

Employment Agreements

On May 8, 2009, Xenith Corporation entered into employment agreements with Messrs. Layfield, Osgood, Davis and Cottrell. Xenith Bankshares assumed the rights and obligations of Xenith Corporation under these employment agreements by operation of law at the effective time of the merger of First Bankshares and Xenith Corporation and immediately transferred them to Xenith Bank under an assignment and assumption agreement.

Mr. Layfield’s Employment Agreement

The initial term of Mr. Layfield’s employment was for 24 months and began December 22, 2009. In accordance with the terms of his employment agreement, the term of Mr. Layfield’s employment automatically extends for additional 12-month periods unless proper notice of termination of the employment agreement is given by either Xenith Bank or Mr. Layfield. In order to retain his service as a member of Xenith Bankshares’ talented executive team, Mr. Layfield’s employment agreement has been extended in accordance with its original term.

Under his employment agreement, Mr. Layfield receives a salary of $260,000 per year. In addition, he may receive incentive compensation awarded from time to time by the governance and compensation committee and subject to any approval required by the board of directors of Xenith Bankshares, applicable laws and governing regulatory agencies or authorities, based on Xenith Bank’s attainment of performance goals established by the board of directors of Xenith Bankshares in consultation with the governance and compensation committee.

Mr. Layfield was awarded under his employment agreement options to purchase an aggregate of 80,000 shares of Xenith Corporation common stock, with the grant of the option to purchase the first 50,000 shares, at an exercise price of $10.00 per share, effective on May 8, 2009, and the grant of the remaining 30,000 shares, at an exercise price of $10.00 per share, was effective on June 26, 2009. In the merger of First Bankshares and Xenith Corporation, these options were converted into options to purchase an aggregate of 69,600 shares of Xenith Bankshares common stock based on the exchange ratio at an exercise price of $11.49 per share. These options have a 10-year term and vested in three equal installments on each anniversary of the completion of the merger.

Additionally, on August 14, 2012, Mr. Layfield was granted options to purchase 69,600 shares of Xenith Bankshares common stock because, pursuant to the terms of his employment agreement, annual profitability was obtained prior to December 22, 2012 (the third anniversary of the completion of the merger of First Bankshares and Xenith Corporation). For the purposes of Mr. Layfield’s employment agreement, “annual profitability” shall have been attained in the month in which Xenith Bankshares shall have achieved pre-tax profitability in accordance with GAAP after giving effect to the costs of all options granted during the trailing 12 months, as determined by the board of directors of Xenith Bankshares. These options were (1) granted at a price determined by the governance and compensation committee in accordance with the 2012 Incentive Plan, (2) vest in three equal installments on each anniversary of the date of grant and (3) following their grant, become 100% vested if Mr. Layfield’s employment is terminated other than for cause either before or after a change of control.

Mr. Layfield also receives other customary benefits such as participation in incentive, savings and retirement plans and benefits in the event of disability. If Mr. Layfield’s employment is terminated with cause, he will have no right to compensation or other benefits, with the exception of vested benefits under any employee benefit plan, after the termination for cause. If Mr. Layfield’s employment is terminated other than for cause and no change of control event has occurred, he (or his beneficiaries or estate in the case of his subsequent death) will receive a severance payment equal to the sum of (1) any incentive compensation paid to him during the 12 months preceding the termination of his employment under his employment agreement plus (2) the greater of (a) one year of his then-current base salary and (b) his then-current base salary that would have been paid over the remaining balance of the initial 24-month term, referred to as total compensation. Total compensation will be paid in 12 equal monthly installments beginning 30 days following the termination, and incentive compensation will be paid in a lump sum on the first day of the seventh month following the termination. Mr. Layfield will receive two times his total compensation if his employment is terminated other than for cause following a change of control to be paid in the same manner described above. Additionally, all options granted to Mr. Layfield to purchase shares of Xenith Bankshares common stock will become 100% vested following his termination other than for cause either before or after a change of control. During the period when Mr. Layfield and his eligible dependents will be entitled to continued health plan coverage pursuant to applicable law, referred to as COBRA, coverage, Xenith Bankshares will reimburse Mr. Layfield on a monthly basis for any amounts he pays for his and his eligible dependents’ COBRA coverage. If Mr. Layfield’s right to COBRA coverage ends before the second anniversary of the event of Mr. Layfield’s termination, Xenith Bankshares will make cash payments to him on a monthly basis, beginning the month following the end of such coverage and ending 24 months after the termination of his employment, equal to the COBRA coverage monthly premium for the type and level of coverage provided to Mr. Layfield and his eligible dependents immediately prior to the cessation of the COBRA coverage. As a precondition to payment of severance, COBRA coverage and other payments, in all cases, Mr. Layfield will execute a full release and waiver of all known or unknown claims and causes of action he might have, have had or may have against Xenith Bankshares. The employment agreement also provides that, during his employment and for a period of 12 months following the termination of his employment, Mr. Layfield will be restricted from soliciting Xenith Bankshares’ customers or employees or otherwise competing with Xenith Bankshares.

Other Employment Agreements

The employment agreements with Messrs. Osgood, Davis and Cottrell contain terms substantially similar to those in Mr. Layfield’s employment agreement except as described below. Messrs. Osgood, Davis and Cottrell each receives a base salary of $241,020. Under the terms of their employment agreements, they were granted options to purchase 40,000, 28,000 and 20,000 shares of common stock of Xenith Corporation, respectively, at an exercise price of $10.00 per share, effective May 8, 2009. In the merger, these options were converted into options to purchase 34,800, 24,360 and 17,400 shares of Xenith Bankshares common stock, respectively, based on the exchange ratio at an exercise price of $11.49 per share. These options have a 10-year term and vested in three equal installments on each anniversary of the completion of the merger.

Additionally, Messrs. Osgood, Davis and Cottrell were granted options to purchase 34,800, 17,400 and 17,400 shares of Xenith Bankshares common stock, respectively, as annual profitability was obtained prior to December 22, 2012 (the third anniversary of the completion of the merger of First Bankshares and Xenith Corporation). For the definition of “annual profitability,” see “—Mr. Layfield’s Employment Agreement” above. These options were (1) granted at a price determined by the governance and compensation committee in accordance with the 2012 Incentive Plan, (2) vest in three equal installments on each anniversary of the date of grant and (3) following their grant, become 100% vested if the executive’s employment is terminated other than for cause either before or after a change of control.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2013 with respect to certain compensation plans under which equity securities of the Xenith Bankshares are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:
2003 Stock Incentive Plan (1)	20,680	$7.76	111,320
2012 Stock Incentive Plan (2)	758,910	6.46	243,349
Total	779,590	$6.51	354,669
(1)	Xenith Bankshares does not intend to grant any additional awards under its 2003 Stock Option Plan.
(2)	In connection with the merger of First Bankshares and Xenith Corporation, Xenith Bankshares assumed the Xenith Corporation 2009 Stock Incentive Plan, which was subsequently amended and restated to become the Amended and Restated Xenith Bankshares, Inc. 2009 Stock Incentive Plan, which was further amended and restated, continuing as the 2012 Xenith Bankshares, Inc. Stock Incentive Plan, as amended.

DESCRIPTION OF XENITH BANKSHARES CAPITAL STOCK

The following description of the material terms of Xenith Bankshares’ capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, Virginia law, the state in which Xenith Bankshares is incorporated, its articles of incorporation, its bylaws and the investor rights agreement. Copies of the full text of Xenith Bankshares’ articles of incorporation and bylaws are exhibits to the registration statement that contains this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Authorized Capital

Xenith Bankshares’ authorized capital stock consists of 100 million shares of common stock, par value $1.00 per share, and 25 million shares of preferred stock, par value $1.00 per share, of which 8,381 shares are designated as SBLF preferred stock. As of April 24, 2014 there were 10,416,562 shares of Xenith Bankshares common stock outstanding and 8,381 shares of SBLF preferred stock outstanding.

Common Stock

Shares of Xenith Bankshares common stock have the following rights, preferences and privileges:

Voting Rights

Holders of Xenith Bankshares common stock are entitled to one vote per share on all matters voted on generally by shareholders, including the election of directors. Its articles of incorporation do not provide for cumulative voting for the election of directors, which means that the holders of a majority of the outstanding shares of Xenith Bankshares common stock have the capacity to elect all of the members of the board of directors of Xenith Bankshares. Except as otherwise required by law or with respect to any outstanding class or series of Xenith Bankshares preferred stock, the holders of its common stock possess all voting power.

Under Virginia law, shareholder action is generally effective upon majority vote. Virginia law, however, requires the affirmative vote of more than two-thirds of the outstanding shares of common stock for amendments to a Virginia corporation’s articles of incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, or a Virginia corporation’s liquidation, dissolution or winding up. As permitted by Virginia law, Xenith Bankshares’ articles of incorporation only require the affirmative vote of a majority of all votes entitled to be cast for amendments to its articles of incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of Xenith Bankshares’ assets outside the usual and regular course of business or Xenith Bankshares’ dissolution.

Dividend Rights; Rights Upon Liquidation

Subject to any preferential rights of holders of any of Xenith Bankshares preferred stock outstanding described below, holders of shares of Xenith Bankshares common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as and if authorized and declared by the board of directors of Xenith Bankshares and to share ratably in its assets legally available for distribution to Xenith Bankshares shareholders in the event of its liquidation, dissolution or winding-up.

Preemptive Rights

Holders of Xenith Bankshares common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any of Xenith Bankshares’ unissued securities.

Miscellaneous

Holders of Xenith Bankshares common stock have no preferences or conversion or exchange rights. Shares of Xenith Bankshares common stock will not be liable for further calls or assessments by Xenith Bankshares, and the holders of its common stock will not be liable for any of Xenith Bankshares’ liabilities.

Investor Rights Agreement

Voting Agreement. Under the terms of the investor rights agreement, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation in the 2009 offering have agreed to vote their shares of Xenith Bankshares common stock in favor of (1) one designee of BankCap Partners for election to the board of directors of Xenith Bankshares for so long as BankCap Partners is a registered bank holding company under the

Bank Holding Company Act, with respect to Xenith Bankshares and (2) one additional designee of BankCap Partners for election to the board of directors of Xenith Bankshares for so long as BankCap Partners and its affiliates own 25% or more of the outstanding shares of Xenith Bankshares’ voting capital stock of Xenith Bankshares. They have also agreed to vote their shares of Xenith Bankshares common stock in favor of (1) removing the designee of BankCap Partners on the board of directors of Xenith Bankshares at the request of BankCap Partners and the election to the board of directors of Xenith Bankshares of a substitute designee of BankCap Partners and (2) ensuring that any vacancy on the board of directors of Xenith Bankshares caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above.

Registration Rights. In addition, under the investor rights agreement, each shareholder who purchased shares of Xenith Corporation common stock in the 2009 offering has certain registration rights with respect to such shares. Under the terms of the investor rights agreement, holders and their permitted transferees of institutional investors, which were converted into shares of Xenith Bankshares common stock when the merger of Xenith Corporation with and into First Bankshares (now Xenith Bankshares) was completed, have the right, subject to certain exceptions and conditions, to demand that Xenith Bankshares register the resale under the Securities Act, of all or part of the shares of Xenith Bankshares common stock held by such institutional investor. Xenith Bankshares is not obligated to effect more than three such registrations or more than one such registration in any consecutive nine-month period, and as between the institutional investors, BankCap Partners has the sole and exclusive right to demand two such registrations and each other institutional investor has the sole and exclusive right to demand one such registration. BankCap Partners is Xenith Bankshares’ only institutional investor and the only shareholder to receive such right.

If an institutional investor demands such a registration, then Xenith Bankshares will notify all other holders of its common stock who purchased shares of Xenith Corporation common stock in the 2009 offering and each such holder will have the right to join the proposed registration and resale. The right to join the registration and resale may be limited if the managing underwriters advise Xenith Bankshares that in their opinion due to marketing factors the number of shares requested to be included in such registration exceeds the number which can reasonably be expected to be sold in the particular offering. The shares will be included in the registration in the following order of priority:

•	first, the shares proposed to be offered by the institutional investors exercising their demand registration rights (subject to pro ration among institutional investors if all shares cannot be included);

•	second, the shares proposed to be sold by holders of Xenith Bankshares common stock that are a party to the investor rights agreement, other than institutional investors (subject to pro ration among such holders if all such shares cannot be included);

•	third, the shares Xenith Bankshares proposes to sell, if any; and

•	fourth, shares proposed to be sold by other holders of Xenith Bankshares common stock that, by virtue of agreements with Xenith Bankshares other than the investor rights agreement, are entitled to include those shares in a registration effected pursuant to the investor rights agreement (subject to pro ration among such other holders if all such shares cannot be included).

Xenith Bankshares is not required to effect a demand registration under the investor rights agreement if (1) it receives the request for any such registration less than 90 days preceding the anticipated effective date of a proposed underwritten public offering of Xenith Bankshares common stock approved by the board of directors of Xenith Bankshares prior to its receipt of the request and in such event Xenith Bankshares is not required to effect any such requested registration until 120 days after the effective date of such proposed underwritten public offering, (2) within 90 days prior to any such request for registration, a registration of Xenith Bankshares’ securities has been effected in which holders of Xenith Bankshares common stock had the right to participate pursuant to the investor rights agreement or (3) the board of directors of Xenith Bankshares reasonably determines in good faith that effecting such a demand registration at such time would be seriously detrimental to Xenith Bankshares.

In addition, the holders of Xenith Bankshares common stock that are a party to the investor rights agreement have the right to participate, subject to certain exceptions and conditions, in any underwritten public offerings of

Xenith Bankshares common stock that Xenith Bankshares undertakes. These piggy-back offering rights may be limited if the managing underwriters advise Xenith Bankshares that in their opinion due to marketing factors the number of shares requested to be included in such registration exceeds the number which can reasonably be expected to be sold in the particular offering. The shares will be included in the registration in the following order of priority:

•	first, the shares Xenith Bankshares proposes to sell;

•	second, the shares proposed to be sold by institutional investors (subject to pro ration among such institutional investors if all such shares cannot be included);

•	third, the shares proposed to be sold by holders of Xenith Bankshares common stock that are a party to the investor rights agreement, other than institutional investors (subject to pro ration among such holders if all such shares cannot be included); and

•	fourth, shares proposed to be sold by other holders of Xenith Bankshares common stock that, by virtue of agreements with Xenith Bankshares other than the investor rights agreement, are entitled to include those shares in a registration effected pursuant to the investor rights agreement (subject to pro ration among such other holders if all such shares cannot be included).

If Xenith Bankshares is eligible to use Form S-3 (or any successor form) for secondary sales, any institutional investor may request that Xenith Bankshares file a registration statement on Form S-3 (or any successor form) for a public resale of all or any portion of the shares of Xenith Bankshares common stock held by such institutional investor or that Xenith Bankshares take all steps necessary to include such shares in an eligible registration statement on Form S-3 that Xenith Bankshares has previously filed, provided that the reasonably anticipated aggregate price to the public of such shares will be at least $5,000,000. The institutional investor exercising this right may designate whether the particular offering will be a delayed or continuous offering. All other holders of Xenith Bankshares common stock will have the right to join the proposed registration and resale, subject to the same order of priority described for demand registrations above and subject to certain exceptions and conditions. There is no limitation on the total number of registrations on Form S-3; however, Xenith Bankshares shall not be obligated to effect more than one such registration in any consecutive nine-month period.

Except for transfer taxes relating to the sale of shares by a holder and any underwriting discounts or commissions applicable to the sale of shares by a holder, Xenith Bankshares will pay all expenses incident to the registration of shares by Xenith Bankshares and any holders pursuant to the investor rights agreement and to Xenith Bankshares’ performance of or compliance with the investor rights agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with state securities or blue sky laws, and reasonable fees and expenses of Xenith Bankshares’ counsel and a single counsel for all holders selling shares and all independent certified public accountants and other persons retained by Xenith Bankshares in connection therewith.

The rights and obligations under the investor rights agreement terminate as to any holder that is a party to the investor rights agreement when such holder no longer owns any shares of Xenith Bankshares common stock.

Preferred Stock

General

Xenith Bankshares’ articles of incorporation authorize its board of directors to designate and issue from time to time one or more series of preferred stock without shareholder approval. The board of directors of Xenith Bankshares may fix and determine the preferences, limitations and relative rights of each series of preferred stock issued. Because the board of directors of Xenith Bankshares has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences and rights, voting or otherwise, senior to the rights of holders of Xenith Bankshares common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors of Xenith Bankshares determines the specific rights of the holders of preferred stock. However, the effects might include:

•	restricting dividends on Xenith Bankshares common stock;

•	diluting the voting power of Xenith Bankshares common stock;

•	impairing liquidation rights of Xenith Bankshares common stock; or

•	discouraging, delaying or preventing a change in control of Xenith Bankshares without further action by its shareholders.

Senior Non-Cumulative Perpetual Preferred Stock, Series A

In connection with the SBLF, Xenith Bankshares entered into the SBLF purchase agreement with the Secretary of the U.S. Treasury, pursuant to which Xenith Bankshares issued and sold 8,381 shares SBLF preferred stock to the Secretary of the U.S. Treasury for a purchase price of $8,381,000. The terms of the SBLF preferred stock were established pursuant to its articles of incorporation.

Dividend Rights; Rights Upon Liquidation. Holders of SBLF preferred stock are entitled to receive dividends on their shares out of assets legally available for distribution when, as and if authorized and declared by the board of directors of Xenith Bankshares. For so long as the SBLF preferred stock remains outstanding, the holders of the SBLF preferred stock have preferential rights with respect to dividends over other holders of Xenith Bankshares’ capital stock. In the event of Xenith Bankshares’ liquidation, dissolution or winding-up, holders of SBLF preferred stock will be entitled to receive for each share of SBLF preferred stock, out of assets of Xenith Bankshares or proceeds thereof available for distribution to Xenith Bankshares shareholders, subject to the rights of any creditors of Xenith Bankshares, before any distribution or assets or proceeds is made to or set aside for holders of Xenith Bankshares common stock any other stock ranking junior to the SBLF preferred stock.

Voting Rights. The SBLF preferred stock is non-voting, except in limited circumstances. In the event that Xenith Bankshares misses five dividend payments, whether or not consecutive, the holder of the SBLF preferred stock will have the right, but not the obligation, to appoint a representative as an observer on the board of directors of Xenith Bankshares. In the event that Xenith Bankshares misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the SBLF preferred stock is at least $25,000,000, then the holder of the SBLF preferred stock will have the right to designate two directors to the board of directors of Xenith Bankshares.

Redemption. The SBLF preferred stock may be redeemed at any time at Xenith Bankshares’ option, in whole or in part (provided that any partial redemption is at least 25% of the original funding amount), at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.

Miscellaneous. Xenith Bankshares has agreed to register the SBLF preferred stock under the Securities Act under certain circumstances. The SBLF preferred stock is not subject to any restrictions on transfer. Holders of the SBLF preferred stock have no right to exchange or convert their shares into any other of Xenith Bankshares’ securities.

Xenith Bankshares has no present plans to issue any additional shares of preferred stock, including SBLF preferred stock.

Antitakeover Provisions of Xenith Bankshares’ Articles of Incorporation, Xenith Bankshares’ Bylaws and Virginia Law

General

Xenith Bankshares’ articles of incorporation and bylaws and Virginia law contain provisions that may have the effect of discouraging, delaying or preventing a change of control of Xenith Bankshares by means of a tender offer, a proxy fight, open market purchases of shares of its common stock or otherwise in a transaction not approved by the board of directors of Xenith Bankshares. These provisions are designed to reduce, or have the effect of reducing, Xenith Bankshares’ vulnerability to coercive takeover practices and inadequate takeover bids. The existence of these provisions could prevent Xenith Bankshares shareholders from receiving a premium over the then prevailing market price of Xenith Bankshares common stock or a transaction that may otherwise be in the best interest of Xenith Bankshares shareholders. In addition, these provisions make it more difficult for Xenith Bankshares shareholders, should they choose to do so, to remove the board of directors of Xenith Bankshares or its management.

Xenith Bankshares’ Articles of Incorporation and Bylaws

Preferred Stock. Xenith Bankshares’ articles of incorporation authorize its board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights and other terms of such series. See “Description of Xenith Bankshares Capital Stock.” Under this authority, the board of directors of Xenith Bankshares could create and issue a series of preferred stock with rights, preferences or restrictions that have the effect of discriminating against an existing or prospective holder of Xenith Bankshares’ capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Xenith Bankshares common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquiror to obtain control of Xenith Bankshares by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Xenith Bankshares’ management.

Board Vacancies; Removal. Virginia law and Xenith Bankshares’ bylaws provide that any vacancy occurring on the board of directors of Xenith Bankshares may be filled by a majority of directors then in office, even if less than a quorum. Moreover, its articles of incorporation provide that directors may be removed by the affirmative vote of a majority of Xenith Bankshares shareholders only for cause. These provisions may discourage, delay or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the board of directors of Xenith Bankshares by filling the vacancies created by that removal with its own nominees.

Shareholder Meetings. Under its bylaws, only Xenith Bankshares’ Chairman of the Board, President or a majority of the board of directors may call special meetings of shareholders. Its bylaws also provide that shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting.

Advance Notification of Shareholder Nominations and Proposals. Its bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of its board of directors, and shareholder proposals for business.

Shareholder Nominations. Xenith Bankshares’ bylaws provide that a shareholder entitled to vote for the election of directors may nominate persons for election to its board of directors by delivering written notice to Xenith Bankshares’ Corporate Secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws require that such notice generally must be delivered not later than the close of business on the 120th day prior to the anniversary of the immediately preceding year’s annual meeting. The shareholder’s notice is required to include the following:

•	the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

•	a representation that the shareholder is a holder of record of shares entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•	a description of all arrangements, understandings or relationships between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

•	such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by the board of directors of Xenith Bankshares and must include a consent signed by each such nominee to serve as a director of Xenith Bankshares if so elected;

•	a description (including the names of any counterparties) of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, hedging transactions and borrowed or loaned shares) that has been entered into as of the date of the shareholder’s notice by, or on behalf of, the shareholder and any other person on whose behalf the nomination is made, the effect or intent of which is to mitigate loss, manage risk or benefit resulting from share price changes of, or increase or decrease the voting power of the shareholder or any other person on whose behalf the nomination is made with respect to, shares of Xenith Bankshares common stock;

•	a description (including the names of any counterparties) of any agreement, arrangement or understanding with respect to such nomination between or among the shareholder or any other person on whose behalf the nomination is made and any of its affiliates or associates, and any others acting in concert with any of the foregoing; and

•	a representation that the shareholder will notify Xenith Bankshares in writing of any changes to the information provided pursuant to the items above that are in effect as of the record date for the relevant meeting.

Shareholder Proposals. In order for a shareholder to bring other business before a shareholder meeting, timely notice will have to be received by Xenith Bankshares’ Corporate Secretary within the time limits described under “—Shareholder Nominations” above. The shareholder’s notice is required to contain as to each matter of business the following:

•	a brief description of the business desired to be brought before the Colonial annual meeting, including the complete text of any resolutions to be presented at the Colonial annual meeting, with respect to such business, and the reasons for conducting such business at the meeting;

•	the name and address of record of the shareholder proposing such business;

•	the class and number of shares of Xenith Bankshares common stock that are beneficially owned by the shareholder;

•	any material interest of the shareholder in such business;

•	a description (including the names of any counterparties) of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, hedging transactions and borrowed or loaned shares) that has been entered into as of the date of the shareholder’s notice by, or on behalf of, the shareholder and any other person on whose behalf the proposal is made, the effect or intent of which is to mitigate loss, manage risk or benefit resulting from share price changes of, or increase or decrease the voting power of the shareholder or any other person on whose behalf the proposal is made with respect to, shares of Xenith Bankshares common stock;

•	a description (including the names of any counterparties) of any agreement, arrangement or understanding with respect to such proposal between or among the shareholder or any other person on whose behalf the proposal is made and any of its affiliates or associates, and any others acting in concert with any of the foregoing; and

•	a representation that the shareholder will notify Xenith Bankshares in writing of any changes to the information provided pursuant to the items above that are in effect as of the record date for the relevant meeting.

Virginia Antitakeover Statutes

Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. An affiliated transaction generally is defined as any of the following transactions:

•	a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;

•	certain sales or other dispositions of the corporation’s voting shares or any of the corporation’s subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, or recapitalizations that increases the percentage of outstanding voting shares, owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

•	the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. Neither Xenith Bankshares’ articles of incorporation nor its bylaws contain a provision opting out of the Affiliated Transactions Statute. Therefore, the Affiliated Transactions Statute will apply to affiliated transactions between Xenith Bankshares and an interested shareholder.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.
The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

As permitted by Virginia law, the board of directors of Xenith Bankshares has adopted a bylaw opting out of the Control Share Acquisitions Statute.

Transfer Agent

The transfer agent and registrar for the Xenith Bankshares common stock is Registrar and Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07016, and its telephone number is (800) 368-5948.

COMPARISON OF SHAREHOLDERS’ RIGHTS

General

Colonial is incorporated under the laws of the Commonwealth of Virginia and the rights of Colonial shareholders are governed by the laws of the Commonwealth of Virginia, Colonial’s articles of incorporation and Colonial’s bylaws. As a result of the merger, Colonial shareholders will receive shares of Xenith Bankshares common stock and an amount in cash (to the extent applying the exchange ratio results in fractional shares) and will become Xenith Bankshares shareholders. Xenith Bankshares is incorporated under the laws of the Commonwealth of Virginia and the rights of Xenith Bankshares shareholders are governed by the laws of the Commonwealth of Virginia, Xenith Bankshares’ articles of incorporation and Xenith Bankshares’ bylaws. Thus, following the merger, the rights of Colonial shareholders who become Xenith Bankshares shareholders in the merger will no longer be governed by Colonial’s articles of incorporation and bylaws and instead will be governed by Xenith Bankshares’ articles of incorporation and bylaws.

Comparison of Shareholders’ Rights

Set forth below is a summary comparison of material differences between the rights of Colonial shareholders under Colonial’s articles of incorporation and bylaws (left column) and the rights of Xenith Bankshares shareholders under Xenith Bankshares’ articles of incorporation and bylaws (right column). While the companies believe that the summary table includes the material differences between the rights of Colonial shareholders and those of Xenith Bankshares shareholders, this summary does not include a complete description of all the differences between the rights of the shareholders and is subject to, and qualified in its entirety by reference to, Virginia law and the respective corporate governance instruments of Colonial and Xenith Bankshares. Copies of the full text of Xenith Bankshares’ articles of incorporation and bylaws and the investor rights agreement are exhibits to the registration statement that contains this proxy statement/prospectus. Xenith Bankshares’ articles of incorporation and bylaws and Colonial’s articles of incorporation and bylaws are available, without charge, by following the instructions in the section entitled “Where You Can Find More Information.”

Colonial	Xenith Bankshares

Authorized Capital Stock

Colonial’s articles of incorporation state that the authorized capital stock of Colonial consists of 10,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of April 24, 2014, there were 610,175 shares of Colonial common stock outstanding and no shares of Colonial preferred stock outstanding.	Xenith Bankshares’ articles of incorporation state that the authorized capital stock of Xenith Bankshares consists of 100,000,000 shares of common stock and 25,000,000 shares of preferred stock, of which 8,381 shares of senior non-cumulative perpetual preferred stock, series A have been authorized. As of April 24, 2014, there were 10,416,562 shares of Xenith Bankshares common stock outstanding and 8,381 shares of Xenith Bankshares senior non-cumulative perpetual preferred stock, series A outstanding.

Colonial	Xenith Bankshares

Voting and Voting Limitations

Colonial’s bylaws provide that each shareholder is entitled to one vote for each share of common stock held by such shareholder. Colonial’s articles of incorporation do not provide for cumulative voting by shareholders in the election of directors.	Xenith Bankshares’ bylaws provide that each shareholder is entitled to one vote for each share of common stock held by such shareholder. Xenith Bankshares’ articles of incorporation do not provide for cumulative voting by shareholders in the election of directors.

Number of Directors

Colonial’s bylaws state that the number of directors comprising the board of directors will be from five to 25. There are currently 10 members of the board of directors of Colonial.	Xenith Bankshares’ bylaws state that the number of directors comprising the board of directors will be from eight to 20, with the exact number to be fixed from time to time by resolution of the board of directors of Xenith Bankshares. There are currently 10 members of the board of directors of Xenith Bankshares.

Classification of Board of Directors

Colonial’s articles of incorporation and bylaws do not provide for a classified board of directors. Each director serves until the next annual meeting of shareholders and his or her successor is elected and qualified.	Xenith Bankshares’ articles of incorporation and bylaws do not provide for a classified board of directors. Each director serves until the next annual meeting of shareholders and his or her successor is elected and qualified.

Removal of Directors

Under Colonial’s articles of incorporation, any director may be removed, with or without cause, by the affirmative vote of at least two-thirds of the votes cast by the shareholders at a special meeting of shareholders called for that purpose	Under Xenith Bankshares’ bylaws, any director may be removed, with or without cause, by a majority vote of the shareholders at a special meeting of shareholders called for that purpose.

Filling Vacancies on the Board of Directors

Colonial’s articles of incorporation provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the board of directors or by the vote of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected or appointed to fill a vacancy will hold office until the expiration of the term of the director which such director replaced, and until his or her successor is elected and qualified.	Xenith Bankshares’ bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the board of directors or by the vote of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected or appointed to fill a vacancy will hold office until the expiration of the term of the director which such director replaced, and until his or her successor is elected and qualified.

Colonial	Xenith Bankshares

Shareholder Proposals and Director Nominations

Colonial’s bylaws provide that a Colonial shareholder can submit proposals and nominate directors at an annual meeting by delivering written notice to the Secretary of Colonial not less than 60 but not more than 90 days prior to any meeting of shareholders, provided that if fewer than 70 days’ notice of any meeting is given to shareholders, such notice shall be received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made.	Xenith Bankshares’ bylaws provide that a Xenith Bankshares shareholder can submit proposals and nominate directors at an annual meeting by delivering written notice to the Secretary of Xenith Bankshares not later than the close of business on the 120th day prior to the anniversary of the immediately preceding year’s annual meeting.

Dividends

Subject to the prior rights of any holders of the preferred stock in respect of payment of dividends, holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for the payment of dividends.	Subject to any preferential rights of holders of any of Xenith Bankshares preferred stock outstanding, holders of shares of Xenith Bankshares common stock are entitled to receive dividends on their shares of common stock out of assets legally available for distribution when, as and if authorized by the Xenith Bankshares board of directors.

Quorum at Shareholder Meetings

Colonial’s bylaws provide that the holders of a majority of the shares entitled to vote shall constitute a quorum.	Xenith Bankshares’ bylaws provide that the holders of a majority of the shares entitled to vote being present in person or by proxy shall constitute a quorum.

Special Meetings of Shareholders

Colonial’s bylaws provide that special meetings of shareholders may be held only when called by the President, Chairman of the Board or by the board of directors.	Under Xenith Bankshares’ bylaws, only the Chairman of the Board, the President or a majority of the board of directors may call special meetings of shareholders. Shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting

Limitations on Liability of Directors and Officers

Colonial’s articles of incorporation provide that to the full extent that Virginia law permits the limitation or elimination of the liability of directors and officers, they will not be liable to Colonial or its shareholders for any money damages. Virginia law currently does not permit any limitation of liability if a director engages in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.	Xenith Bankshares’ articles of incorporation provide that no director or officer shall be liable to Xenith Bankshares or its shareholders for monetary damages except for liability resulting from willful misconduct or a knowing violation of the criminal law or of any federal or state securities laws.

Colonial	Xenith Bankshares

Indemnification of Directors and Officers

To the fullest extent permitted by Virginia law, Colonial’s articles of incorporation require it to indemnify any director or officer who is made a party to any proceeding because he or she was or is a director or officer of Colonial against any liability, including reasonable expenses and legal fees, incurred in the proceeding. Colonial’s articles of incorporation also provide that Colonial may, but is not obligated to, indemnify its other employees or agents. The board of directors may, by a majority vote of disinterested directors, cause Colonial to contract in advance to indemnify any person who is or was serving at its written request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the full extent provided by Virginia law. Colonial’s articles of incorporation also require Colonial to pay reasonable expenses incurred by a director or officer in a proceeding in advance of the final disposition of any such proceeding, provided that the indemnified person undertakes to repay Colonial if it is ultimately determined that such person was not entitled to indemnification. Virginia law does not permit indemnification against willful misconduct or a knowing violation of the criminal law.	Xenith Bankshares’ articles of incorporation require it to indemnify any director or officer who was or is a party to a proceeding due to his or her status as a director or officer of Xenith Bankshares or who was or is serving at its request as a director, member, trustee, partner, manager, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification covers all reasonable expenses incurred by any such director or officer. The board of directors, by a majority vote of a quorum of disinterested directors or, under certain circumstances, independent legal counsel appointed by the board of directors or the shareholders (excluding shares owned by or under the control of directors party to the proceeding), must determine that the director or officer seeking indemnification was not guilty of willful misconduct or a knowing violation of the criminal law.

Amendments to Articles of Incorporation and Bylaws

Amendments to Colonial’s articles of incorporation can be submitted to the shareholders for a vote only by the board of directors. Colonial’s articles of incorporation also provide that amendments must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote and, if such amendments are not approved by at least two-thirds of the continuing directors, also by holders of more than two-thirds of the issued and outstanding shares of the common stock (the vote generally required under Virginia law). The term “continuing director” means any individual (i) who was an initial director, (ii) who has been elected to the board of directors at an annual meeting of the shareholders more than one time or (iii) who has been elected to fill a vacancy on the board of directors and received the affirmative vote of a majority of the continuing directors then on the board of directors and thereafter has been elected to the board of directors at an annual meeting of shareholders at least one time.

Colonial’s bylaws may be amended or altered by the board of directors by affirmative vote of a majority of directors, unless bylaws adopted by shareholders provide otherwise. Any bylaws made by the directors may be altered, amended or repealed to by its board of directors or the shareholders.

Under Xenith Bankshares’ articles of incorporation, the vote required to constitute approval of an amendment or restatement of the articles of incorporation is a majority of all votes entitled to be cast by each voting group entitled to vote on such action.

Xenith Bankshares’ bylaws may be amended or altered at any meeting of the board of directors by affirmative vote of a majority of directors. The shareholders entitled to vote in respect of the election of directors also have the power to rescind, amend, alter or repeal any bylaws and to enact amended and restated bylaws which, if expressly so provided, may not be amended, altered or repealed by the board of directors.

Colonial	Xenith Bankshares

Votes on Mergers and Similar Transactions

Under Colonial’s articles of incorporation, a proposed
merger, share exchange or sale of substantially all assets must be approved by a majority of the votes entitled to be cast by each voting group entitled to vote and, if such transaction is not approved by at least two-thirds of the continuing directors, also by holders of more than two-thirds of the issued and outstanding shares of the common stock.

Under Xenith Bankshares’ articles of incorporation, the vote required to constitute approval of a merger, a share exchange, a sale or other disposition of all or substantially all of Xenith
Bankshares’ property otherwise than in the usual and regular course of business or the dissolution of Xenith Bankshares is a majority of all votes entitled to be cast by each voting group entitled to vote on such action.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS, DIRECTORS AND OFFICERS OF

XENITH BANKSHARES

Below is information on the beneficial ownership of Xenith Bankshares common stock as of April 24, 2014 by each director, each named executive officer and each person or group of affiliated persons who beneficially owns more than 5% of Xenith Bankshares common stock. The table also shows the beneficial ownership of all of Xenith Bankshares directors and executive officers as a group as of April 24, 2014. Unless otherwise noted below, each person named in the table has sole voting and sole investment power with respect to each of the shares reported as owned by such person.

Amount and Nature of Beneficial Ownership(1)

Name	Shares of Xenith Bankshares Common Stock		Exercisable Options and Warrants		Total	Percent of Class(2)
Directors and Named Executive Officers:
Wellington W. Cottrell, III	44,058		47,120		91,178	*
Ronald E. Davis	25,255	(3)	47,120		72,375	*
Larry L. Felton	35,952	(4)	11,520		47,472	*
Palmer P. Garson	42,826	(5)	14,960		57,786	*
Patrick D. Hanley	19,844	(6)	13,000		32,844	*
Peter C. Jackson	82,651	(7)	11,520		94,171	*
T. Gaylon Layfield, III	176,383	(8)	177,000		353,383	3.3%
Michael A. Mancusi	12,900	(9)	5,000		17,900	*
Malcolm S. McDonald	62,537	(10)	16,700		79,237	*
Robert J. Merrick	42,244	(11)	14,090		56,334	*
Thomas W. Osgood	65,435		91,200		156,635	1.5%
Scott A. Reed	3,306,500	(12)	403,850	(13)	3,710,350	34.3%
Mark B. Sisisky	9,400	(14)	15,830	(15)	25,230	*
Thomas G. Snead, Jr.	70,166	(16)	—		70,166	*
All of Xenith Bankshares directors and executive officers as a group (17 individuals)	4,071,749		934,650		5,006,399	44.1%

Principal Shareholders:
BankCap Partners(17)	3,280,000		391,500	(12)	3,671,500	34.0%
Sandler O’Neill Asset Management, LLC(18)	985,900		—		985,900	9.5%
Wellington Management Company, LLP(19)	961,757		—		961,757	9.2%

Voting Group:
Former Xenith Corporation Shareholder Voting Group(20)	3,829,651		878,533		4,708,184	41.7%

*	Represents less than 1% of total outstanding shares, including exercisable options and warrants.
(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if (a) he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security or (b) he or she has the right to acquire beneficial ownership of the security within 60 days; provided, however, that beneficial ownership of securities that may be acquired within 60 days is not taken into account in calculating the beneficial ownership of any other shareholder. This includes shares that may be deemed beneficially owned by virtue of family relationships, joint ownership, voting power or investment power.
(2)	Based on 10,416,562 shares of Xenith Bankshares common stock outstanding as of April 24, 2014.
(3)	Includes 14,037 shares of Xenith Bankshares common stock held jointly with his spouse.
(4)	Includes 8,330 shares of Xenith Bankshares common stock held jointly with his spouse. Also includes 2,158 shares that have vested, but are held by Xenith Bankshares until delivery on January 24, 2015 and 1,215 shares that have vested, but are held by Xenith Bankshares until delivery on January 3, 2016.
(5)	Includes 2,504 shares of Xenith Bankshares common stock that have vested, but are held by Xenith Bankshares until delivery on January 24, 2015 and 1,215 shares that have vested, but are held by Xenith Bankshares until delivery on January 3, 2016.
(6)	Includes 13,000 shares of Xenith Bankshares common stock held jointly with his spouse. Also includes 2,504 shares that have vested, but are held by Xenith Bankshares until delivery on January 24, 2015 and 1,215 shares that have vested, but are held by Xenith Bankshares until delivery on January 3, 2016.
(7)	Includes 46,768 shares of Xenith Bankshares common stock held by Jackson Investments, LLC and 29,230 shares held by Jackson Family Investments, L.L.C., with respect to which Mr. Jackson shares investment and voting power. Also includes 2,158 shares that have vested, but are held by Xenith Bankshares until delivery on January 24, 2015 and 1,048 shares that have vested, but are held by Xenith Bankshares until delivery on January 3, 2016.
(8)	Includes 52,205 shares of Xenith Bankshares common stock held in trust for the benefit of Mr. Layfield’s children, for which Mr. Layfield serves as the trustee.
(9)	Includes 6,694 shares of Xenith Bankshares common stock held jointly with his spouse. Also includes 2,158 shares that have vested, but are held by Xenith Bankshares until delivery on January 24, 2015 and 1,048 shares that have vested, but are held by Xenith Bankshares until delivery on January 3, 2016.
(10)	Includes 3,367 shares of Xenith Bankshares common stock that have vested, but are held by Xenith Bankshares until delivery on January 24, 2015 and 1,467 shares that have vested, but are held by Xenith Bankshares until delivery on January 3, 2016.
(11)	Includes 2,504 shares of Xenith Bankshares common stock that have vested, but are held by Xenith Bankshares until delivery on January 24, 2015 and 1,215 shares that have vested, but are held by Xenith Bankshares until delivery on January 3, 2016.
(12)	Includes 3,280,000 shares of Xenith Bankshares common stock held by BCP Fund I Virginia Holdings, LLC. Mr. Reed shares voting and investment power over the shares held by BCP Fund I Virginia Holdings, LLC. BankCap Partners Fund I, L.P. is the sole member of BCP Fund LLC. The general partner of BankCap Partners Fund I, L.P. is BankCap Partners GP, L.P. The general partner of BankCap Partners GP, L.P. is BankCap Equity Fund, LLC. Scott A. Reed, who serves on the board of directors of Xenith Bankshares, is a manager of BankCap Equity Fund, LLC. Also includes 2,158 shares that have vested, but are held by Xenith Bankshares until delivery on January 24, 2015 and 1,048 shares that have vested, but are held by Xenith Bankshares until delivery on January 3, 2016.
(13)	Includes options to purchase 11,350 shares of Xenith Bankshares common stock held by Mr. Reed and warrants to purchase 391,500 shares held by BCP Fund LLC. See Note (12) above.
(14)	Includes 2,158 shares of Xenith Bankshares common stock that have vested, but are held by Xenith Bankshares until delivery on January 24, 2015 and 1,048 shares that have vested, but are held by Xenith Bankshares until delivery on January 3, 2016.

(15)	Includes 2,175 warrants held by New Dominion of Virginia, LC. Mr. Sisisky has sole voting and investment power over the shares of Xenith Bankshares common stock held by New Dominion of Virginia, LC.
(16)	Includes 65,250 shares of Xenith Bankshares common stock held in a trust for which Mr. Snead serves as investment manager. Also includes 3,168 shares that have vested, but are held by Xenith Bankshares until delivery on January 24, 2015 and 1,048 shares that have vested, but are held by Xenith Bankshares until delivery on January 3, 2016.
(17)	The business address of BCP Fund LLC is Suite 820, 2100 McKinney Avenue, Dallas, Texas 75201.
(18)	Based solely on the information contained in Amendment No. 2 to Schedule 13G jointly filed with the SEC on February 12, 2014 by Sandler O’Neill Asset Management, LLC, referred to as SOAM, SOAM Holdings, LLC, referred to as Holdings, and Terry Maltese. SOAM, by reason of its position as investment advisor, may be deemed to beneficially own 985,900 shares of Xenith Bankshares common stock, which are held of record by clients of SOAM. Holdings, by reason of its position as general partner of certain partnerships, may be deemed to beneficially own 533,200 shares of Xenith Bankshares common stock. Mr. Maltese, by reason of his position as managing member of SOAM, may be deemed to beneficially own 985,900 shares of Xenith Bankshares common stock. The business address of SOAM, Holdings and Mr. Maltese is 150 East 52nd Street, 30th Floor, New York, New York 10022.
(19)	Based solely on the information contained in Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2014. The business address of Wellington Management Company, LLP is 280 Congress Street, Boston, Massachusetts 02210.
(20)	Under the terms of the investor rights agreement that each purchaser of shares of Xenith Corporation common stock the 2009 offering was required to execute, BankCap Partners and all of the former directors and executive officers of Xenith Corporation who became directors and executive officers of Xenith Bankshares and who purchased shares of Xenith Corporation in the 2009 offering agreed to vote their shares of the Xenith Bankshares common stock in favor of (a) one designee of BankCap Partners for election to the board of directors of Xenith Bankshares for so long as BankCap Partners is a registered bank holding company under the Bank Holding Company Act with respect to Xenith Bankshares and (b) one additional designee of BankCap Partners for election to the board of directors of Xenith Bankshares for so long as BankCap Partners and its affiliates own 25% or more of the outstanding voting capital stock of Xenith Bankshares They have also agreed to vote their shares of Xenith Bankshares common stock in favor of (1) removing the designee of BankCap Partners on the board of directors of Xenith Bankshares at the request of BankCap Partners and the election to the board of directors of Xenith Bankshares of a substitute designee of BankCap Partners and (2) ensuring that any vacancy on the board of directors of Xenith Bankshares caused by resignation, removal or death of a BankCap Partners designated director is filled in accordance with the agreement above. The members of the former Xenith Corporation shareholder voting group include BankCap Partners, Messrs. Jones, Layfield, McDonald, Merrick, Reed, Sisisky, Cottrell, Davis, O’Flaherty and Osgood and Ms. Garson. The address for the former Xenith Corporation shareholder voting group is One James Center, 901 East Cary Street, Suite 1700, Richmond, Virginia 23219.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS, DIRECTORS AND OFFICERS OF

COLONIAL

The following table sets forth, as of April 24, 2014, certain information with respect to beneficial ownership of shares of Colonial’s common stock by each of the members of its board of directors, by certain of its executive officers by all directors and executive officers as a group and by each person or group of affiliated persons who beneficially owns more than 5% of Colonial common stock.

Amount and Nature of Beneficial Ownership(1)

Name	Shares of Colonial Common Stock	Exercisable Options	Total	Percent of Class(2)
Directors and Executive Officers:
Robert L. Bailey(3)	4,850	4,500	9,350	1.5%
Hal D. Bourque(4)	3,335	2,224	5,559	*
Charles F. Dawson(5)	5,818	2,500	8,318	1.4%
Joseph F. Fary(6)	1,869	1,580	3,449	*
William D. Fary(7)	7,025	2,500	9,525	1.6%
Walter H. Graham(8)	1,000	—	1,000	*
Walter B. Hurley, Jr.(9)	44,988	—	44,988	7.4%
Joseph A. Lombard, Jr.(10)	5,723	2,500	8,223	1.3%
Kenneth E. Smith(11)	9,250	6,500	15,750	2.6%
David G. Walker(12)	5,500	2,500	8,000	1.3%
All of Colonial directors and executive officers as a group (10 persons)	89,358	24,804	114,162	18.6%

Principal Shareholder:
Jonathan C. Kinney(13)	40,581	—	40,581	6.7%

*	Represents less than 1% of total outstanding shares, including exercisable options.
(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if (a) he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security or (b) he or she has the right to acquire beneficial ownership of the security within 60 days; provided, however, that beneficial ownership of securities that may be acquired within 60 days is not taken into account in calculating the beneficial ownership of any other shareholder. This includes shares that may be deemed beneficially owned by virtue of family relationships, joint ownership, voting power or investment power.
(2)	Based on 610,175 shares of Colonial common stock issued and outstanding as of April 24, 2014.
(3)	Amount disclosed includes 3,600 shares of Colonial common stock owned in Mr. Bailey’s IRA account and 1,000 shares held in Mr. Bailey’s spouse’s IRA account.
(4)	Amount disclosed includes 3,160 shares of Colonial common stock owned in Mr. Bourque’s IRA account and 175 shares held in Mr. Bourque’s spouse’s IRA account.
(5)	Amount disclosed includes 5,613 shares of Colonial common stock owned in Mr. Dawson’s IRA accounts and 205 shares held in Education IRA accounts for his grandchildren.
(6)	Amount disclosed includes 950 shares of Colonial common stock held jointly with Mr. Fary’s spouse and 269 shares held in the Francis R. Fary Marital Trust.
(7)	Amount disclosed includes 5,300 shares of Colonial common stock held in the name of William D. Fary, Revocable Trust, 1,100 shares of Colonial common stock in the name of Mobjack Development, Ltd. and 625 shares of Colonial common stock held in the name of Pike’s Timber Land Trust.
(8)	Amount disclosed includes 1,000 shares of Colonial common stock held in Mr. Graham’s IRA account.
(9)	Amount disclosed includes 1,500 shares held as custodian for Mr. Hurley’s minor children.
(10)	Amount disclosed includes 3,400 shares of Colonial common stock owned in Dr. Lombard’s IRA account and 2,323 shares held in Dr. Lombard’s spouse’s IRA account.
(11)	Amount disclosed includes 8,750 shares of Colonial common stock owned in Mr. Smith’s IRA accounts and 500 shares owned by Mr. Smith’s spouse.
(12)	Amount disclosed includes 5,000 shares of Colonial common stock held in Dr. Walker’s spouse’s trust account.
(13)	The address of Mr. Kinney is 2300 Wilson Boulevard, 7th Floor, Arlington, Virginia 22201.

PROPOSAL NO. 4 — ADJOURNMENT PROPOSAL

In the event that there are not sufficient votes to constitute a quorum or to approve the proposals to be considered at the time of the Colonial annual meeting and the merger proposal thereby cannot be approved unless the Colonial annual meeting is adjourned to a later date or dates in order to permit further solicitation of proxies, if necessary or appropriate, Colonial has submitted the question of adjournment to its shareholders as a separate proposal for their consideration.

If it is necessary or appropriate to adjourn a meeting, no notice of such adjourned meeting is required to be given to Colonial shareholders, other than an announcement before adjournment at the annual meeting of the place, date and time to which the meeting is adjourned, so long as a new record date is not needed for the adjourned meeting. If a new record date for the adjourned meeting is required to be fixed, a notice of the adjourned meeting will be given to all persons who are Colonial shareholders as of the new record date.

The board of directors of Colonial unanimously recommends that shareholders vote “FOR” the adjournment proposal.

EXPERTS

The consolidated financial statements of Xenith Bankshares included in this proxy statement/prospectus and elsewhere in the registration statement, have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in auditing and accounting.

The financial statements of Colonial as of December 31, 2013 and 2012, included in this proxy statement/prospectus, which is part of a registration statement, have been audited by Yount, Hyde & Barbour, P.C., independent public accountants, as set forth in their report appearing elsewhere in this proxy statement/prospectus, given on the authority of such firm as experts in accounting and auditing.

LEGAL OPINIONS

Hunton & Williams LLP, 1445 Ross Avenue, Suite 3700, Dallas, Texas 75202, and Williams Mullen, 200 South 10th Street, Suite 1600, Richmond, Virginia 23219, will deliver at the effective time of the merger their opinions to Xenith Bankshares and Colonial, respectively, as to certain United States federal income tax consequences of the merger. Please see the section entitled “Proposal No. 1 — Merger Proposal—The Merger—Material United States Federal Income Tax Consequences” beginning on page 62. The validity of the Xenith Bankshares common stock to be issued in connection with the merger has been passed upon for Xenith Bankshares by Hunton & Williams LLP, 951 East Byrd Street, Richmond, Virginia 23219. As of April 7, 2014, lawyers of Hunton & Williams LLP who participated in the preparation of these opinions owned less than 0.3% of the outstanding shares of Xenith Bankshares’ common stock.

OTHER MATTERS

As of the date of this document, the Colonial board of directors does not know of any matters that will be presented for consideration at the Colonial annual meeting other than as described in this proxy statement/prospectus. However, if any other matter shall properly come before the Colonial annual meeting or any adjournment or postponement thereof and shall be voted upon, the proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of the Colonial annual meeting.

ANNUAL MEETING SHAREHOLDER PROPOSALS

If the merger is completed, Colonial will merge into Xenith Bank and there will be not be any future meetings of Colonial shareholders. In addition, if the merger is completed, Colonial shareholders will become Xenith Bankshares shareholders. The regulations of the SEC require any Xenith Bankshares shareholder wishing to include a proposal in Xenith Bankshares’ proxy statement for its 2015 annual meeting of shareholders to present the proposal to Xenith Bankshares at One James Center, 901 East Cary Street, Suite 1700, Richmond, Virginia 23219, no later than December 3, 2014. Proposals should be directed to the attention of Xenith Bankshares’ Corporate Secretary. Xenith Bankshares will consider written proposals received by that date for inclusion in its proxy statement in accordance with regulations governing the solicitation of proxies.

Xenith Bankshares’ bylaws provide that a Xenith Bankshares shareholder entitled to vote for the election of directors may nominate persons for election to its board of directors by delivering written notice to Xenith Bankshares’ Corporate Secretary. With respect to an election to be held at an annual meeting of Xenith Bankshares shareholders, Xenith Bankshares’ bylaws will require that such notice generally must be delivered not later than the close of business on the 120th day prior to the anniversary of the immediately preceding year’s annual meeting. The shareholder’s notice is required to include the information set forth in “Description of Xenith Bankshares Capital

Stock—Antitakeover Provisions of Xenith Bankshares’ Articles of Incorporation, Xenith Bankshares’ Bylaws and Virginia Law—Xenith Bankshares’ Articles of Incorporation and Bylaws—Advance Notification of Shareholder Nominations and Proposals—Shareholder Nominations” above.

In order for a shareholder to bring other business before an annual meeting of shareholders, timely notice will have to be delivered to Xenith Bankshares’ Corporate Secretary within the time limits described above. The shareholder’s notice is required to contain as to each matter of business set forth in “Description of Xenith Bankshares Capital Stock—Antitakeover Provisions of Xenith Bankshares’ Articles of Incorporation, Xenith Bankshares’ Bylaws and Virginia Law—Xenith Bankshares’ Articles of Incorporation and Bylaws—Advance Notification of Shareholder Nominations and Proposals—Shareholder Proposals” above.

Because Xenith Bankshares’ 2014 annual meeting is to be held on May 1, 2014, written notice of a shareholder nomination for director for the 2015 annual meeting or other shareholder proposal to be acted on at the 2015 annual meeting will have to be delivered to Xenith Bankshares’ Corporate Secretary not later than the close of business on January 1, 2015. These requirements are separate from the requirements of the SEC that a shareholder must meet to have a proposal included in its proxy statement.

If, however, the merger is not completed or if Colonial is otherwise required to do so under applicable law, Colonial will hold a 2015 annual meeting of shareholders. Any shareholder nominations or proposals for other business intended to be presented at Colonial’s next annual meeting must be submitted to Colonial as set forth below.

Colonial’s bylaws prescribe the procedure that a shareholder must follow to nominate directors or to bring other business before shareholders meetings. For a shareholder to nominate a candidate for director or to bring other business before a meeting, notice must be received by Colonial not less than 60 nor more than 90 days before the date of the 2015 annual meeting of shareholders. Based upon an anticipated date of May 12, 2015 for the 2015 annual meeting of shareholders if the merger is not completed, Colonial must receive any notice of nomination or other business no later than March 13, 2015 and no earlier than February 11, 2015. Notice of a nomination for director must describe various matters regarding the nominee and the shareholder giving the notice. Notice of other business to be brought before the meeting must include a description of the proposed business, the reasons therefor and other specified matters. Any shareholder may obtain a copy of Colonial’s bylaws, without charge, upon written request to Colonial’s Secretary.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Xenith Bankshares, Inc.

We have audited the accompanying consolidated balance sheets of Xenith Bankshares, Inc. and subsidiary (“the Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Xenith Bankshares, Inc. and subsidiary as of December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina

March 11, 2014

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND DECEMBER 31, 2012

(in thousands, except share data)	December 31, 2013	December 31, 2012
Assets
Cash and cash equivalents
Cash and due from banks	$24,944	$9,457
Federal funds sold	5,749	2,906

Total cash and cash equivalents	30,693	12,363
Securities available for sale, at fair value	69,185	57,551
Loans held for sale	3,363	80,867
Loans held for investment, net of allowance for loan and lease losses, 2013 - $5,305; 2012 - $4,875	533,137	379,006
Premises and equipment, net	5,069	5,397
Other real estate owned	199	276
Goodwill and other intangible assets, net	15,624	15,989
Accrued interest receivable	2,403	1,606
Deferred tax asset	4,345	4,094
Bank owned life insurance	9,690	—
Other assets	6,188	6,057

Total assets	$679,896	$563,206

Liabilities and Shareholders’ Equity
Deposits
Demand and money market	$359,455	$317,526
Savings	4,785	4,069
Time	204,958	131,636

Total deposits	569,198	453,231
Accrued interest payable	215	232
Borrowings	20,000	20,000
Other liabilities	2,797	2,196

Total liabilities	592,210	475,659

Shareholders’ equity
Preferred stock, $1.00 par value, $1,000 liquidation value, 25,000,000 shares authorized as of December 31, 2013 and 2012; 8,381 shares issued and outstanding as of December 31, 2013 and 2012	8,381	8,381
Common stock, $1.00 par value, 100,000,000 shares authorized as of December 31, 2013 and 2012; 10,437,630 shares issued and outstanding as of December 31, 2013 and 10,488,060 shares issued and outstanding as of December 31, 2012	10,438	10,488
Additional paid-in capital	71,797	71,414
Accumulated deficit	(1,758)	(3,660)
Accumulated other comprehensive (loss) income, net of tax	(1,172)	924

Total shareholders’ equity	87,686	87,547

Total liabilities and shareholders’ equity	$679,896	$563,206

See notes to consolidated financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands, except per share data)	December 31, 2013	December 31, 2012
Interest income
Interest and fees on loans	$24,074	$24,254
Interest on securities	1,249	1,437
Interest on federal funds sold and deposits in other banks	310	285

Total interest income	25,633	25,976

Interest expense
Interest on deposits	2,148	2,656
Interest on time certificates of $100,000 and over	964	919
Interest on federal funds purchased and borrowed funds	374	372

Total interest expense	3,486	3,947

Net interest income	22,147	22,029
Provision for loan and lease losses	1,486	1,819

Net interest income after provision for loan and lease losses	20,661	20,210

Noninterest income
Service charges on deposit accounts	442	304
Net gain (loss) on sale and write-down of other real estate owned and other collateral	324	(11)
Gain on sales of securities	291	220
Increase in cash surrender value of bank owned life insurance	190	—
Other	449	230

Total noninterest income	1,696	743

Noninterest expense
Compensation and benefits	11,317	10,579
Occupancy	1,499	1,439
FDIC insurance	409	326
Bank franchise taxes	788	615
Technology	1,611	1,580
Communications	258	272
Insurance	297	295
Professional fees	1,083	1,187
Other real estate owned	39	16
Amortization of intangible assets	365	365
Guaranteed student loan servicing	138	—
Other	1,502	1,470

Total noninterest expense	19,306	18,144

Income before income tax	3,051	2,809
Income tax expense (benefit)	1,065	(4,570)

Net income	1,986	7,379

Preferred stock dividend	(84)	(89)

Net income available to common shareholders	$1,902	$7,290

Earnings per common share (basic and diluted):	$0.18	$0.70

See notes to consolidated financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands)	December 31, 2013	December 31, 2012
Net income	$1,986	$7,379
Other comprehensive (loss) income, before taxes:
Unrealized (loss) gain on available-for-sale securities:
Unrealized (loss) gain arising during the year	(3,186)	432
Reclassification adjustment for gains included in net income	(291)	(220)

Unrealized (loss) gain on available-for-sale securities	(3,477)	212

Unrealized loss on derivative:
Unrealized gain (loss) arising during the year	164	(375)
Reclassification adjustment for losses included in net income	138	101

Unrealized gain (loss) on derivative	302	(274)

Other comprehensive loss, before taxes	(3,175)	(62)

Income tax benefit (expense) related to other comprehensive income	1,079	(476)

Comprehensive (loss) income	$(110)	$6,841

See notes to consolidated financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands)	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance - January 1, 2012	$8,381	$10,447	$70,964	$(10,950)	$1,462	$80,304

Net income	—	—	—	7,379	—	7,379
Share-based compensation expense	—	—	301	—	—	301
Issuance of common stock	—	41	149	—	—	190
Dividend on preferred stock	—	—	—	(89)	—	(89)
Change in net unrealized gain on available-for-sale securities, net of tax of $572	—	—	—	—	(360)	(360)
Change in net unrealized loss on derivative, net of tax of $96	—	—	—	—	(178)	(178)

Balance - December 31, 2012	$8,381	$10,488	$71,414	$(3,660)	$924	$87,547

Net income	—	—	—	1,986	—	1,986
Share-based compensation expense	—	—	629	—	—	629
Repurchase of common stock	—	(50)	(246)	—	—	(296)
Dividend on preferred stock	—	—	—	(84)	—	(84)
Change in net unrealized loss on available-for-sale securities, net of tax of $1,182	—	—	—	—	(2,295)	(2,295)
Change in net unrealized gain on derivative, net of tax of $103	—	—	—	—	199	199

Balance - December 31, 2013	$8,381	$10,438	$71,797	$(1,758)	$(1,172)	$87,686

See notes to consolidated financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands)	December 31, 2013	December 31, 2012
Cash flows from operating activities
Net income	$1,986	$7,379
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan and lease losses	1,486	1,819
Depreciation and amortization	1,209	1,300
Net amortization of securities	620	745
Accretion of acquisition accounting adjustments	(2,644)	(3,335)
Deferred tax expense (benefit)	957	(4,570)
Gain on sales of securities	(291)	(220)
Share-based compensation expense	629	301
Net (gain) loss on sale and write-down of other real estate owned and other collateral	(324)	11
Increase in cash surrender value of bank owned life insurance	(190)	—
Change in operating assets and liabilities:
Originations of loans held for sale	(456,845)	(712,108)
Proceeds from sales of loans held for sale	534,349	631,241
Accrued interest receivable	(797)	(131)
Other assets	(98)	481
Accrued interest payable	(17)	(119)
Other liabilities	577	59

Net cash provided by (used in) operating activities	80,607	(77,147)

Cash flows from investing activities
Proceeds from sales, maturities and calls of securities	26,527	26,107
Purchases of securities	(41,968)	(15,505)
Net increase in loans held for investment	(152,858)	(55,572)
Net proceeds from sale of other real estate owned and other collateral	401	522
Purchases of bank owned life insurance	(9,500)	—
Net purchase of premises and equipment	(516)	(324)
Sale of FRB and FHLB stock	50	162

Net cash used in investing activities	(177,864)	(44,610)

Cash flows from financing activities
Net increase in demand and savings deposits	42,645	90,046
Net increase (decrease) in time deposits	73,322	(11,822)
Proceeds from the issuance of common stock	—	190
Repurchase of common stock	(296)	—
Preferred stock dividend	(84)	(89)

Net cash provided by financing activities	115,587	78,325

Net increase (decrease) in cash and cash equivalents	18,330	(43,432)
Cash and cash equivalents
Beginning of period	12,363	55,795

End of period	$30,693	$12,363

Supplementary disclosure of cash flow information
Cash payments for:
Interest	$3,502	$4,066

Income taxes	$295	$—

Transfer of loans to foreclosed assets	$327	$459

See notes to consolidated financial statements.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Note 1—Organization

General

Xenith Bankshares, Inc. (“Xenith Bankshares” or the “company”) is the bank holding company for Xenith Bank (the “Bank”), a Virginia-based institution headquartered in Richmond, Virginia. As of December 31, 2013, the company, through the Bank, operates six full-service branches: one branch in Tysons Corner, Virginia, two branches in Richmond, Virginia, and three branches in Suffolk, Virginia.

Background

In December 2009, First Bankshares, Inc. (“First Bankshares”), the bank holding company for SuffolkFirst Bank, and Xenith Corporation completed the merger of Xenith Corporation with and into First Bankshares (the “merger”), with First Bankshares being the surviving entity in the merger. At the effective time of the merger, First Bankshares amended its amended and restated articles of incorporation to, among other things, change its name to Xenith Bankshares, Inc. In addition, following the completion of the merger, SuffolkFirst Bank changed its name to Xenith Bank. Although the merger was structured as a merger of Xenith Corporation with and into First Bankshares, with First Bankshares being the surviving entity for legal purposes, Xenith Corporation was treated as the acquirer for accounting purposes. Accordingly, the assets and liabilities of First Bankshares were recorded at their estimated fair values in the consolidated financial statements of Xenith Bankshares as of the date of the merger.

In April 2011, the company issued and sold 4.6 million shares of common stock at a public offering price of $4.25 per share, pursuant to an effective registration statement filed with the Securities and Exchange Commission. Net proceeds, after the underwriters’ discount and expenses, were $17.7 million.

Effective on July 29, 2011, the Bank completed the acquisition of select loans totaling $58.3 million and related assets associated with the Richmond, Virginia branch office (the “Paragon Branch”) of Paragon Commercial Bank, a North Carolina banking corporation (“Paragon”), and assumed select deposit accounts totaling $76.6 million and certain related liabilities associated with the Paragon Branch (the “Paragon Transaction”). The Paragon Transaction was completed in accordance with the terms of the Amended and Restated Purchase and Assumption Agreement, dated as of July 25, 2011 (the “Paragon Agreement”), between the Bank and Paragon. Under the terms of the Paragon Agreement, at the closing of the Paragon Transaction, Paragon made a cash payment to the Bank in the amount of $17.3 million, which represented the excess of approximately all of the liabilities assumed at a premium of 3.92%, over approximately all of the assets acquired at a discount of 3.77%.

Also effective on July 29, 2011, the Bank acquired substantially all of the assets, including all loans, and assumed certain liabilities, including all deposits, of Virginia Business Bank (“VBB”), a Virginia banking corporation located in Richmond, Virginia, which was closed on July 29, 2011 by the Virginia State Corporation Commission (the “VBB Acquisition”). The Federal Deposit Insurance Corporation (the “FDIC”) acted as receiver of VBB. The VBB Acquisition was completed in accordance with the terms of the Purchase and Assumption Agreement, dated as of July 29, 2011 (the “VBB Agreement”), among the FDIC, receiver for VBB, the FDIC and the Bank. The Bank acquired total assets of $92.9 million, including $70.9 million in loans, and assumed liabilities of $86.9 million, including $77.5 million in deposits. Under the terms of the VBB Agreement, the Bank received a discount of $23.8 million on the net assets and did not pay a deposit premium. The Bank also received a cash payment from the FDIC in the amount of $17.8 million based on the difference between the discount received ($23.8 million) and the net assets of VBB ($5.9 million). The VBB Acquisition was completed without any shared-loss agreement with the FDIC.

On September 21, 2011, as part of the Small Business Lending Fund of the United States Department of the Treasury (“U.S. Treasury”), the company entered into a Small Business Lending Fund-Securities Purchase Agreement (the “SBLF Purchase Agreement”) with the Secretary of the U.S. Treasury, pursuant to which the company sold 8,381 shares of the company’s Senior Non-Cumulative Perpetual Preferred Stock, Series A, (“SBLF Preferred Stock”) to the Secretary of the U.S. Treasury for a purchase price of $8.4 million.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Xenith Bankshares and its wholly-owned subsidiary, Xenith Bank. All significant intercompany accounts have been eliminated.

All dollar amounts included in the tables in these notes are in thousands, except share data.

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Acquisitions

The merger, the Paragon Transaction and the VBB Acquisition were determined to be acquisitions of businesses and were accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations” (“ASC 805”), with the assets acquired and liabilities assumed pursuant to the business combinations recorded at estimated fair values as of the effective date of the acquisitions. The determination of fair values requires management to make estimates about future expected cash flows, market conditions and other future events that are highly subjective in nature and subject to actual results that may differ materially from the estimates made.

Cash and Cash Equivalents

The company considers all highly-liquid debt instruments with original maturities, or maturities when purchased, of three months or less to be cash equivalents. Cash and cash equivalents include cash on hand, due from banks and federal funds sold.

Securities

Marketable securities are classified into three categories:

1.	debt securities that the company has the positive intent and ability to hold to maturity are classified as “held-to-maturity securities” and reported at amortized cost;

2.	debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as “trading securities” and reported at fair value, with unrealized gains and losses included in net income; and

3.	debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses excluded from net income. Such unrealized gains and losses are reported in other comprehensive income, net of tax, and as a separate component of shareholders’ equity, net of tax.

As of December 31, 2013, the company holds no trading securities or held-to-maturity securities. Purchased premiums and discounts are recognized in interest income using the effective interest method over the terms of the securities. Gains or losses on disposition of securities are based on the net proceeds and adjusted carrying values of the securities called or sold, using the specific identification method.

A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to net income, resulting in the establishment of a new cost basis for the security.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Loans Held for Sale

Loans held for sale represent loans held through the company’s sub-participation with a commercial bank (the “participating bank”), whereby the participating bank and the Bank purchase participation interests from unaffiliated mortgage originators that seek funding to facilitate the origination of single-family residential mortgage loans for sale in the secondary market. The originators underwrite and close mortgage loans consistent with established standards of approved investors and, once the loans close, the originators and the participating bank deliver the loans to the investors. These loans are held for short periods, usually less than 30 days and more typically 10-25 days. Accordingly, these loans are classified as held for sale and are carried at the lower of cost or fair value, determined on an aggregate basis.

Loans Held for Investment

Loans held for investment are carried at their principal amount outstanding net of unamortized fees, origination costs and, in the case of acquired loans, unaccreted fair value adjustments. Interest income is recorded as earned on an accrual basis. Generally, the accrual of interest income is discontinued when a loan is 90 days or greater past due as to principal or interest or when the collection of principal and/or interest is in doubt, which may occur in advance of the loan being past due 90 days. Subsequent cash receipts are applied to principal until the loan is in compliance with stated terms. The accrual of interest is not discontinued on loans past due 90 days or greater if the estimated net realizable value of collateral is sufficient to assure collection of both principal and interest and the loan is in the process of collection. Loan origination fees, net of origination costs, are deferred and recognized as an adjustment to the yield (interest income) of the related loans. The company uses the allowance method in providing for possible loan losses.

Management considers loans to be impaired when, based on current information and events, it is probable that the company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Factors that influence management’s judgments include, but are not limited to, payment history, source of repayment and value of any collateral. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources for identification of loans to be evaluated for impairment include past due and non-accrual reports, internally generated lists of certain risk ratings and loan review. Impaired loans are measured using either the discounted expected cash flows or the value of collateral (less costs of disposal). All nonperforming loans are considered to be impaired loans.

Acquired loans pursuant to a business combination are initially recorded at estimated fair value as of the date of acquisition; therefore, any related allowance for loan and lease losses is not carried over or established at acquisition. The difference between contractually required amounts receivable and the acquisition date fair value of loans that are not deemed credit-impaired at acquisition is accreted (recognized) into income over the life of the loan either on a straight-line basis or based on the underlying principal payments on the loan. Any change in credit quality subsequent to acquisition for these loans is reflected in the allowance for loan and lease losses.

Loans acquired with evidence of credit deterioration since origination and for which it is probable at the date of acquisition that all contractually required principal and interest payments will not be collected are accounted for under FASB ASC Topic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality” (“ASC 310-30”). A portion of the loans acquired in the VBB Acquisition were deemed by management to be credit-impaired loans qualifying for accounting under ASC 310-30.

In applying ASC 310-30 to acquired loans, the company must estimate the amount and timing of cash flows expected to be collected. The estimation of the amount and timing of expected cash flows to be collected requires significant judgment, including default rates, the amount and timing of prepayments and the liquidation value and timing of underlying collateral, in addition to other factors. ASC 310-30 allows the purchaser to estimate cash flows on credit-impaired loans on a loan-by-loan basis or aggregate credit-impaired loans into one or more pools, if the loans have common risk characteristics. The company has estimated cash flows expected to be collected on a loan-by-loan basis.

For acquired credit-impaired loans, the excess of cash flows expected to be collected over the estimated acquisition-date fair value is referred to as the accretable yield and is accreted into interest income over the period of expected cash flows from the loan, using the effective yield method. The difference between contractually required payments due and the cash flows expected to be collected at acquisition, on an undiscounted basis, is referred to as the nonaccretable difference.

        ASC 310-30 requires periodic re-evaluation of expected cash flows for acquired credit-impaired loans subsequent to acquisition date. Decreases in the amount or timing of expected cash flows attributable to credit will generally result in an impairment charge to earnings such that the accretable yield remains unchanged. Impairment charges are recorded as an increase in the provision for loan and lease losses in the company’s consolidated statements of operations and an increase in the allowance for loan and lease losses in the company’s consolidated balance sheets. Increases in expected cash flows will result in an increase in the accretable yield, which is a reclassification from the nonaccretable difference. The new accretable yield is recognized in income over the remaining period of expected cash flows from the loan. The company re-evaluates expected cash flows no less frequent than annually and generally on a quarterly basis.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Acquired loans for which the company cannot predict the amount or timing of cash flows are accounted for under the cost recovery method, whereby principal and interest payments received reduce the carrying value of the loan until such amount has been received. Amounts received in excess of the carrying value are reported in interest income.

Allowance for Loan and Lease Losses

The company’s allowance for loan and lease losses consists of (1) a component for collective loan impairment recognized and measured pursuant to FASB ASC Topic 450, “Contingencies,” and (2) a component for individual loan impairment recognized and measured pursuant to FASB ASC Topic 310, “Receivables” (“ASC 310”).

The allowance for loan and lease losses is based on management’s periodic evaluation of the loan portfolio. This evaluation is a combination of quantitative and qualitative analysis. Quantitative factors include loss history for similar types of loans, as well as loss history from banks in Virginia and across the country. In evaluating the loan portfolio, management considers qualitative factors, including general economic conditions, nationally and in the company’s target markets, as well as threats of outlier events, such as the unexpected deterioration of a significant borrower. These quantitative and qualitative factors are estimates and may be subject to significant change. Increases to the allowance for loan and lease losses are made by charges to the provision for loan and lease losses, which is reflected in the consolidated statements of operations. Loans deemed to be uncollectible are charged against the allowance for loan and lease losses at the time of determination, and recoveries of previously charged-off amounts are credited to the allowance for loan and lease losses.

In assessing the adequacy of the allowance for loan and lease losses, the company evaluates loan risk ratings. Each loan is assigned two “risk ratings” at origination. One risk rating is based on management’s assessment of the borrower’s financial capacity and the other is based on the type of our collateral and estimated loan to value. In addition to risk ratings, management considers internal observable data related to trends within the loan portfolio, such as concentrations, aging of the portfolio, changes to policies, and external observable data such as industry and general economic trends.

In evaluating loans accounted for under ASC 310-30, management must periodically estimate the amount and timing of cash flows expected to be collected. The estimation of the amount and timing of expected cash flows to be collected requires significant judgment, including management’s knowledge of the borrower’s financial condition at the time of measurement, historical payment activity, and the estimated liquidation value of underlying collateral, in addition to other factors. Upon re-estimation, any deterioration in the timing and/or amount of cash flows results in an impairment charge, which is reported as a provision for loan and lease losses in net income and a component of the company’s allowance for loan and lease losses. A subsequent improvement in the expected timing or amount of future cash flows for those loans could result in the reduction of the allowance for loan and lease losses and an increase in our net income.

In evaluating the company’s acquired guaranteed student loans, the allowance for loan and lease losses is based on historical default rates for similar types of loans applied to the portion of carrying value in these loans that is not subject to federal guaranty.

Although various data and information sources are used to establish the allowance for loan and lease losses, future adjustments to the allowance for loan and lease losses may be necessary, if conditions, circumstances or events are substantially different from the assumptions used in making the assessments. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the company’s allowance for loan and lease losses. Such agencies may require the company to recognize additions or reductions to the allowance for loan and lease losses based on their judgments of information available to them at the time of their examination.

Premises, Equipment and Depreciation

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation or amortization. Premises and equipment acquired pursuant to a business combination are recorded at estimated fair values as of the acquisition date. Depreciation is calculated over the estimated useful lives of the respective assets on a straight-line basis. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Land is not subject to depreciation. Maintenance and repairs are charged to expense as incurred. The costs of major additions and improvements are capitalized and depreciated over their estimated useful lives. Depreciable lives for major categories of assets are as follows:

Building and improvements	5 to 40 years
Equipment, furniture and fixtures	3 to 20 years

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Other Real Estate Owned (“OREO”)

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at estimated fair value less costs of disposal at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations, and, if required, a reserve is established to reflect the net carrying amount of the assets at the lower of carrying value or the fair value less costs of disposal. Revenue and expenses from operations and changes in the valuation of other real estate owned are included in net income.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the fair value of the identifiable net assets acquired. Goodwill is tested at least annually for impairment, which requires as a first step the comparison of the fair value of each reporting unit to its carrying value. For purposes of determining fair value of the reporting unit, fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” If the fair value of the reporting unit is determined to be less than the reporting unit’s carrying value of its equity, a second step of the impairment test is required, which involves allocating the fair value of the reporting unit to all of the assets and liabilities of the unit, with the excess of fair value over allocated net assets representing the fair value of the unit’s goodwill. Impairment is measured as the amount, if any, by which the carrying value of the reporting unit’s goodwill exceeds the estimated fair value of that goodwill. The company’s recorded goodwill results from the merger with First Bankshares. Management has concluded that none of its recorded goodwill was impaired as of the testing date, which was October 31, 2013. There have been no events since the testing date that would indicate the company’s goodwill is impaired.

Other intangible assets, which represent core deposit intangibles, are amortized over their estimated useful life. The company’s core deposit intangibles were acquired in the merger and the Paragon Transaction and are being amortized on a straight-line basis over 10 years. The company has not identified any events or circumstances that would indicate impairment in the carrying amounts of other intangibles.

The company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of intangible assets may be impaired.

Operating Leases

The company has operating leases for four of its locations. The lease agreements for certain locations contain rent escalation clauses, rent holidays and leasehold improvement allowances. Scheduled rent escalations during the lease terms, rental payments commencing at a date other than the date of initial occupancy and leasehold improvement allowances received are recognized on a straight-line basis over the terms of the leases in occupancy expense in the consolidated statements of operations. Liabilities related to the difference between actual payments and the straight-lining of rent are recorded in other liabilities on the consolidated balance sheets.

Income Taxes

The company computes its income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are evaluated for recoverability, and a valuation allowance is provided until it is more likely than not that these tax benefits will be realized. The evaluation of the recoverability of deferred tax assets requires management to make significant judgments regarding the reversals of temporary differences and future profitability, among other items.

In accordance with ASC 740-10, any estimated tax exposure items identified are required to be considered in a tax contingency reserve. Changes in any tax contingency reserve would be based on specific developments, events or transactions.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Share-based Compensation

The company accounts for share-based compensation awards at the estimated fair value at the grant date of the award, and compensation expense for the grant-date fair value of the award is recognized over the requisite service period in which the awards are expected to vest.

Derivatives

The company uses interest rate derivatives to manage its exposure to interest rate movements. To accomplish this objective, the company is a party to interest rate swaps whereby the company pays fixed amounts to a counterparty in exchange for receiving variable payments over the life of an underlying agreement without the exchange of underlying notional amounts.

Derivatives designated as cash flow hedges are used primarily to minimize the variability in cash flows of assets or liabilities caused by interest rates. Cash flow hedges are periodically tested for effectiveness, which measures the correlation of the cash flows of the hedged item with the cash flows from the derivative. The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recorded in accumulated other comprehensive income (“AOCI”) and is subsequently reclassified into net income in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivative is recognized directly in earnings.

The company has derivatives that are not designated as hedges and are not speculative and result from a service the company provides to certain customers. The company executes interest rate derivatives with commercial banking customers to facilitate their respective risk management strategies. Those interest rate derivatives are simultaneously hedged by offsetting derivatives that the company executes with a third party, thus minimizing its net exposure from such transactions. These derivatives do not meet the hedge accounting requirements; therefore, changes in the fair value of both the customer derivative and the offsetting derivative are recognized in noninterest income on the consolidated statements of operations.

Bank Owned Life Insurance

The Bank invests in bank owned life insurance (“BOLI”), which is life insurance purchased by the Bank on a selected group of employees. The Bank is the owner and primary beneficiary of the policies. BOLI is recorded in the company’s balance sheet at the cash surrender value of the underlying policies. Earnings from the increase in cash surrender value of the policies are included in noninterest income on the statements of operations. The Bank has rights under the insurance contracts to redeem them for book value at any time.

Note 3—Restrictions on Equity Securities and Cash

As a member of the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Bank is required to own shares of Federal Reserve stock in an amount equal to 0.06% of total capital stock and surplus. As a member of the Federal Home Loan Bank ( “FHLB”), the Bank is required to own shares of FHLB capital stock in an amount equal to at least 0.12% of total assets plus 4.50% of any outstanding advances.

Federal Reserve stock and FHLB stock are carried at cost. As of December 31, 2013 and 2012, the Bank had $4.2 million and $4.2 million, respectively, in Federal Reserve and FHLB stock, which is included in other assets on the company’s consolidated balance sheets.

Additionally, to comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement for the weeks closest to December 31, 2013 and 2012 was $8.5 million and $3.1 million, respectively.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Note 4—Securities

The following tables present the book value and fair value of available-for-sale securities as of the dates stated:

	December 31, 2013
		Gross Unrealized
	Book Value	Gains	(Losses)	Fair Value
Mortgage-backed securities
- Fixed rate	$45,693	$368	$(724)	$45,337
- Variable rate	4,903	77	(128)	4,852
Municipals
- Taxable	9,810	—	(840)	8,970
- Tax exempt	1,634	—	(61)	1,573
Collateralized mortgage obligations	8,940	57	(544)	8,453

Total securities available for sale	$70,980	$502	$(2,297)	$69,185

	December 31, 2012
		Gross Unrealized
	Book Value	Gains	(Losses)	Fair Value
Mortgage-backed securities
- Fixed rate	$42,804	$1,436	$—	$44,240
- Variable rate	2,038	143	—	2,181
Municipals	1,050	—	(50)	1,000
Collateralized mortgage obligations	9,977	158	(5)	10,130

Total securities available for sale	$55,869	$1,737	$(55)	$57,551

As of December 31, 2013 and 2012, the company had securities with a fair value of $6.3 million and $6.4 million, respectively, pledged as collateral for public deposits.

The following table presents the book value and fair value of available-for-sale securities by contractual maturity as of the date stated:

	December 31, 2013
	Book Value	Fair Value
Due within one year	$—	$—
Due after one year through five years	—	—
Due after five years through ten years	33,795	33,223
Due after ten years	37,185	35,962

Total securities available for sale	$70,980	$69,185

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The following tables present fair values and the related unrealized losses in the company’s securities portfolio, with the information aggregated by investment category and by the length of time that individual securities have been in continuous unrealized loss positions, as of the dates stated. The number of loss securities in each category is also noted.

	December 31, 2013
		Less than 12 months		More than 12 months		Total
	Number	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities
- Fixed rate	10	$26,610	$(724)	$—	$—	$26,610	$(724)
- Variable rate	2	3,214	(128)	—	—	3,214	(128)
Municipals
- Taxable	5	8,069	(697)	901	(143)	8,970	(840)
- Tax exempt	1	1,573	(61)	—	—	1,573	(61)
Collateralized mortgage obligations	3	6,361	(544)	—	—	6,361	(544)

Total securities	21	$45,827	$(2,154)	$901	$(143)	$46,728	$(2,297)

	December 31, 2012
		Less than 12 months		More than 12 months		Total
	Number	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Municipals	1	$1,000	$(50)	$—	$—	$1,000	$(50)
Collateralized mortgage obligations	1	3,288	(5)	—	—	3,288	(5)

Total securities	2	$4,288	$(55)	$—	$—	$4,288	$(55)

All securities held as of December 31, 2013 were investment grade. The unrealized loss position at December 31, 2013 was directly related to interest rate movements and management believes there is minimal credit risk exposure in these investments. There is no intent to sell investments that were in an unrealized loss position at December 31, 2013, and it is more likely than not that the company will not be required to sell these investments before a recovery of unrealized losses. These investments were not considered to be other-than-temporarily impaired at December 31, 2013; therefore, no permanent impairment has been recognized through earnings.

Note 5—Loans

The following table presents the company’s composition of loans, net of capitalized origination costs and unearned income, in dollar amounts and as a percentage of total loans, as of the dates stated:

	December 31, 2013		December 31, 2012
	Amount	Percent of Total	Amount	Percent of Total
Commercial and industrial	$246,324	45.75%	$203,880	53.11%
Commercial real estate	172,711	32.08%	150,796	39.28%
Residential real estate	22,004	4.09%	24,291	6.33%
Consumer	3,191	0.59%	4,886	1.27%
Guaranteed student loans	94,028	17.46%	—	0.00%
Overdrafts	184	0.03%	28	0.01%

Loans held for investment	$538,442	100.00%	$383,881	100.00%
Allowance for loan and lease losses	(5,305)		(4,875)

Loans held for investment, net of allowance	533,137		379,006
Loans held for sale	3,363		80,867

Total loans	$536,500		$459,873

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Total loans include unearned fees, net of capitalized origination costs, of $244 thousand and $245 thousand, respectively, for the years ended December 31, 2013 and 2012. As of December 31, 2013, $213.1 million of loans were pledged as collateral for borrowing capacity.

During the third quarter of 2013, the company began purchasing guaranteed student loans, which were originated under the Federal Family Education Loan Program (“FFELP”), authorized by the Higher Education Act of 1965, as amended. Pursuant to the FFELP, these student loans are substantially guaranteed by a guaranty agency and reinsured by the U.S. Department of Education. The purchased loans were also part of the Federal Rehabilitated Loan Program, under which borrowers under defaulted loans have the one-time opportunity to bring their loans current. These loans, which are then owned by an agency guarantor are brought current and sold to approved lenders.

As of December 31, 2013, the company had $94.0 million of guaranteed student loans recorded as loans held for investment on its consolidated balance sheet. This balance includes premium and acquisition costs of $2.6 million and $1.4 million, respectively, which are amortized into interest income on the effective interest method. The guaranteed student loans carry an approximate 98% federal government guaranty of principal and accrued interest.

The following tables present the company’s loans held for investment by regulatory risk ratings classification and by loan type as of the dates stated. As defined by the Federal Reserve and adopted by the company, “special mention” loans are defined as having potential weaknesses that deserve management’s close attention; “substandard” loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any; and “doubtful” loans have all the weaknesses inherent in substandard loans, with the added characteristic that the weaknesses make collection in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans not categorized as special mention, substandard or doubtful are classified as “pass.” The company’s risk ratings, which are assigned to loans, are embedded within these categories.

	December 31, 2013
	Pass	Special Mention	Substandard	Doubtful	Total Loans
Commercial and industrial	$238,655	$1,990	$5,679	$—	$246,324
Commercial real estate	166,398	2,366	3,947	—	172,711
Residential real estate	21,014	132	858	—	22,004
Consumer	2,849	—	342	—	3,191
Guaranteed student loans	94,028	—	—	—	94,028
Overdrafts	184	—	—	—	184

Total loans	$523,128	$4,488	$10,826	$—	$538,442

	December 31, 2012
	Pass	Special Mention	Substandard	Doubtful	Total Loans
Commercial and industrial	$196,004	$4,813	$3,063	$—	$203,880
Commercial real estate	139,206	6,407	5,183	—	150,796
Residential real estate	23,282	87	922	—	24,291
Consumer	4,466	154	266	—	4,886
Overdrafts	28	—	—	—	28

Total loans	$362,986	$11,461	$9,434	$—	$383,881

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The following table presents the allowance for loan and lease loss activity, by loan category, as of the dates stated:

	December 31, 2013	December 31, 2012
Balance at beginning of period	$4,875	$4,280
Charge-offs:
Commercial and industrial	51	51
Commercial real estate	815	1,127
Residential real estate	52	—
Consumer	16	2
Guaranteed student loans	—	—
Overdrafts	9	9

Total charge-offs	943	1,189

Recoveries:
Commercial and industrial	—	—
Commercial real estate	—	20
Residential real estate	—	—
Consumer	—	3
Guaranteed student loans	—	—
Overdrafts	2	1

Total recoveries	2	24

Net charge-offs	941	1,165

Provision for loan and lease losses	1,486	1,819
Amount for unfunded commitments	(115)	(59)

Balance at end of period	$5,305	4,875

The following tables present the allowance for loan and lease losses, with the amount independently and collectively evaluated for impairment, and loan balances, by loan type, as of the dates stated:

	December 31, 2013
	Total Amount	Individually Evaluated for Impairment	Collectively Evaluated for Impairment
Allowance for loan losses applicable to:
Commercial and industrial	$2,148	$292	$1,856
Commercial real estate	2,756	298	2,458
Residential real estate	194	10	184
Consumer	12	—	12
Guaranteed student loans	195	—	195

Total allowance for loan and lease losses	$5,305	$600	$4,705

Loan balances applicable to:
Commercial and industrial	$246,324	$5,526	$240,798
Commercial real estate	172,711	4,875	167,836
Residential real estate	22,004	632	21,372
Consumer	3,375	8	3,367
Guaranteed student loans	94,028	—	94,028

Total loans	$538,442	$11,041	$527,401

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

	December 31, 2012
	Total Amount	Individually Evaluated for Impairment	Collectively Evaluated for Impairment
Allowance for loan losses applicable to:
Commercial and industrial	$1,523	$296	$1,227
Commercial real estate	3,086	782	2,304
Residential real estate	245	32	213
Consumer	21	16	5

Total allowance for loan and lease losses	$4,875	$1,126	$3,749

Loan balances applicable to:
Commercial and industrial	$203,880	$3,803	$200,077
Commercial real estate	150,796	8,590	142,206
Residential real estate	24,291	560	23,731
Consumer	4,914	72	4,842

Total loans	$383,881	$13,025	$370,856

The company’s allowance for loan and lease losses related to guaranteed student loans is based on historical default rates for similar types of loans applied to the portion of carrying value in these loans that is not subject to federal guaranty.

The following tables present loans that were individually evaluated for impairment, by loan type, as of the date stated. The table presents those loans with and without an allowance, and various additional data, for the periods stated.

	December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial and industrial	$3,413	$4,484	$—	$3,342	$159
Commercial real estate	2,075	3,002	—	2,719	—
Residential real estate	444	474	—	447	8
Consumer	8	8	—	10	1
With an allowance recorded:
Commercial and industrial	2,113	2,194	292	2,220	50
Commercial real estate	2,800	3,085	298	2,934	197
Residential real estate	188	198	10	190	2
Consumer	—	—	—	—	—

Total loans individually evaluated for impairment	$11,041	$13,445	$600	$11,862	$417

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

	December 31, 2012
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Commercial and industrial	$1,202	$2,220	$—	$1,178	$48
Commercial real estate	2,897	5,029	—	3,724	115
Residential real estate	120	140	—	121	11
Consumer	2	12	—	4	1
With an allowance recorded:
Commercial and industrial	2,601	2,680	296	2,665	116
Commercial real estate	5,693	6,663	782	5,613	343
Residential real estate	440	457	32	278	8
Consumer	70	60	16	77	5

Total loans individually evaluated for impairment	$13,025	$17,261	$1,126	$13,660	$647

Pursuant to the merger with First Bankshares, the acquired loans were adjusted to estimated fair value with a discount of $7.6 million. As of July 29, 2011, the loans acquired in the Paragon Transaction and the VBB Acquisition were also adjusted to estimated fair values by recording a discount of $1.8 million and $14.0 million, respectively. The allowance for loan and lease losses does not include the remaining fair value adjustments (discounts) recorded as a result of these acquisitions.

Of the $14.0 million discount recorded on the VBB Acquisition, $12.7 million was related to $40.2 million of purchased credit-impaired loans. The remaining fair value adjustment on the purchased credit-impaired loans, as of December 31, 2013, was $2.9 million. The carrying value of purchased impaired loans, as of December 31, 2013, was approximately $9.9 million, which is net of any impairment charges recorded subsequent to acquisition.

For acquired credit-impaired loans, the excess of cash flows expected to be collected over the estimated fair value of purchased credit-impaired loans is referred to as the accretable yield and accreted into interest income over the remaining life of the loan using the effective yield method. The difference between contractually required payments due and the cash flows expected to be collected, on an undiscounted basis, is referred to as the nonaccretable difference. As of December 31, 2013 and 2012, the company had $904 thousand and $1.2 million, respectively, of nonaccretable difference related to the credit-impaired loans acquired in the VBB Acquisition.

During 2013, as a result of the periodic re-evaluation of expected cash flows, the company recorded impairment charges of $191 thousand due to deterioration in the timing and/or amount of cash flows of certain purchased credit-impaired loans. This charge is reported as a provision for loan and lease losses in the consolidated statements of operations. As of December 31, 2013, the company had $392 thousand in its allowance for loan and lease losses related to these loans. If upon remeasurement in a future period, a loan for which an impairment charge has been taken is expected to have cash flows that have improved from those previously determined, some portion of the impairment could be reversed.

The following table presents the accretion activity related to acquired loans as of the dates stated:

	December 31, 2013	December 31, 2012
Balance at beginning of period	$8,133	$14,007
Accretion (1)	(2,644)	(3,335)
Disposals (2)	(1,048)	(2,539)

Balance at end of period	$4,441	$8,133

(1)	Accretion amounts are reported in interest income.
(2)	Disposals represent the reduction of purchase accounting adjustments due to the resolution of acquired loans at amounts less than the contractually-owed receivable. Of the 2013 amount, $85 thousand relates to loans reclassified as OREO.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The following tables present the age analysis of loans past due as of the dates stated:

	December 31, 2013
	30-89 days Past Due	90+ days Past Due	Total Past Due
Commercial and industrial	$1,034	$781	$1,815
Commercial real estate	—	17	17
Residential real estate	228	385	613
Consumer	4	—	4
Guaranteed student loans	43,875	—	43,875

Total	$45,141	$1,183	$46,324

	December 31, 2012
	30-89 days Past Due	90+ days Past Due	Total Past Due
Commercial and industrial	$1,592	$1,657	$3,249
Commercial real estate	1,762	2,256	4,018
Residential real estate	—	74	74
Consumer	3	—	3

Total	$3,357	$3,987	$7,344

Guaranteed student loans comprise $43.9 million of the total amounts that are past due 30-89 days as of December 31, 2013. These loans are nearly 98% guaranteed as to principal and interest. Pursuant to the guaranty, the company may make a claim for payment on a loan after a period of 270 days during which no payment has been made on the loan.

The following table presents nonaccrual loans and OREO as of the dates stated. A loan is considered nonaccrual if it is 90 days or greater past due as to principal or interest or when there is serious doubt as to collectability, unless the estimated net realizable value of collateral is sufficient to assure collection of both principal and interest and the loan is in the process of collection.

	December 31, 2013	December 31, 2012
Commercial and industrial	$2,386	$1,847
Commercial real estate	883	3,148
Residential real estate	553	74
Consumer	—	—

Total nonaccrual loans	$3,822	$5,069
Other real estate owned	199	276

Total nonperforming assets	$4,021	$5,345

In accordance with Accounting Standards Update (“ASU”) No. 2011-02, “Receivables: A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring,” the company assesses all restructurings for potential identification as troubled debt restructurings (“TDRs”). A modification of a loan’s terms constitutes a TDR if the creditor grants a concession to the borrower for economic or legal reasons related to the borrower’s financial difficulties that it would not otherwise consider. Modifications of terms for loans that are included as TDRs may involve either an increase or reduction of the interest rate, extension of the term of the loan, or deferral of principal payments, regardless of the period of the modification.

For loans classified as TDRs, the company further evaluates the loans as performing or nonperforming. If at the time of restructure the loan is on accrual status, it will be classified as performing and will continue to be classified as performing

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

as long as the borrower continues making payments in accordance with the restructured terms. A modified loan will be classified as nonaccrual if the loan becomes 90 days delinquent. TDRs originally considered nonaccrual will be classified as nonperforming, but may be classified as performing TDRs if subsequent to restructure the loan experiences payment performance according to the restructured terms for a consecutive six-month period.

The following table presents performing and nonperforming loans identified as TDRs, by loan type, as of the dates stated:

	December 31, 2013	December 31, 2012
Performing:
Commercial and industrial	$1,030	$—
Commercial real estate	908	—
Residential real estate	—	123
Consumer	—	—

Total performing TDRs	$1,938	$123

Nonperforming:
Commercial and industrial	$1,940	$1,439
Commercial real estate	17	411
Residential real estate	120	—
Consumer	—	—

Total nonperforming TDRs	$2,077	$1,850

Total TDRs	$4,015	$1,973

The following tables present loans classified as TDRs, including the type of modification, number of loans and loan type, as of the dates stated:

	December 31, 2013
	Number of Loans Modified	Rate Modification (1)	Term Extension and/or Other Concessions	Total
Commercial and industrial	8	$1,159	$1,812	$2,971
Commercial real estate	3	908	17	925
Residential real estate	1	—	119	119
Consumer	—	—	—	—

Total TDRs	12	$2,067	$1,948	$4,015

(1)	Restructured loans that had a modification of the loan’s contractual interest rate may also have had an extension of the loan’s contractual maturity date.

	December 31, 2012
	Number of Loans Modified	Rate Modification (1)	Term Extension and/or Other Concessions	Total
Commercial and industrial	3	$657	$782	$1,439
Commercial real estate	7	411	—	411
Residential real estate	1	—	123	123
Consumer	—	—	—	—

Total TDRs	11	$1,068	$905	$1,973

(1)	Restructured loans that had a modification of the loan’s contractual interest rate may also have had an extension of the loan’s contractual maturity date.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

During the period ended December 31, 2013, the company identified eight loans as TDRs, which totaled $2.5 million and are included in the tables above. During the period ended December 31, 2013, two loans totaling $137 thousand have not complied with the terms of the restructuring.

Note 6—Goodwill and Other Intangible Assets

Goodwill of $13.0 million was recorded in the allocation of the purchase price for the merger with First Bankshares. Core deposit intangibles of $3.7 million were recorded in the allocation of the consideration in the merger and the Paragon Transaction.

The following table presents goodwill and other intangible assets as of the dates stated:

	December 31, 2013	December 31, 2012
Amortizable core deposit intangibles:
Gross carrying value	$3,710	$3,710
Accumulated amortization	(1,075)	(710)

Net core deposit intangibles	2,635	3,000

Unamortizable goodwill	12,989	12,989

Total goodwill and other intangible assets, net	$15,624	$15,989

The following table presents the estimated future amortization expense for core deposit intangibles:

Year	Core Deposit Intangibles
2014	$365
2015	365
2016	365
2017	365
2018	365
Thereafter	810

Total	$2,635

Note 7—Premises and Equipment

The following table presents premises and equipment as of the dates stated:

	December 31, 2013	December 31, 2012
Land	$1,040	$1,040
Building and leasehold improvements	4,436	4,423
Equipment, furniture and fixtures	4,849	4,347
Vehicles	69	69

Total premises and equipment	10,394	9,879
Less: accumulated depreciation and amortization	(5,325)	(4,482)

Premises and equipment, net	$5,069	$5,397

Depreciation and amortization expense related to premises and equipment for the years ended December 31, 2013 and 2012 was $844 thousand and $935 thousand, respectively.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Note 8—Deposits

The following table presents a summary of deposit accounts as of the dates stated:

	December 31, 2013	December 31, 2012
Noninterest-bearing demand deposits	$116,083	$74,539
Interest-bearing:
Demand and money market	243,372	242,987
Savings deposits	4,785	4,069
Time deposits of $100,000 or more	146,834	72,870
Other time deposits	58,124	58,766

Total deposits	$569,198	$453,231

The following table presents time deposit accounts by year of maturity and weighted average interest rates for the next five years and thereafter, as of December 31, 2013:

	Total	Weighted Average Rate
2014	$127,711	0.68%
2015	44,361	1.29%
2016	27,434	1.25%
2017	3,375	1.51%
2018	2,077	1.28%

Total time deposits	$204,958

Note 9—Derivatives

Cash Flow Hedge

The company’s objective in using interest rate derivatives is to manage its exposure to interest rate movements. To accomplish this objective, the company is a party to two interest rate swap agreements. Pursuant to one of the agreements, the company pays fixed amounts to a counterparty in exchange for receiving LIBOR-based variable payments over the life of the agreements without exchange of the underlying notional amount of $20 million. Pursuant to the other agreement, the company has minimized its exposure to interest rate movements beginning at a specified future date without exchange of the underlying notional amount of $7.5 million. As of December 31, 2013, the company’s two interest rate swaps were designated as cash flow hedges, in accordance with FASB ASC Topic 815, “Derivatives and Hedging.”

The effective portion of changes in the fair value of derivatives designated as cash flow hedges is recorded in AOCI and is subsequently reclassified into net income in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivative is recognized directly in earnings. During the period ended December 31, 2013, the ineffective portion of the derivative was insignificant. The amount reported in AOCI related to cash flow hedges, as of December 31, 2013, was a gain of $13 thousand, net of a tax expense of $7 thousand. As of December 31, 2013 and 2012, an asset of $192 thousand and $0, respectively, was recorded in other assets on the consolidated balance sheets related to these derivatives. As of December 31, 2013 and 2012, a hedge liability of $191 thousand and $283 thousand, respectively, was recorded in other liabilities on the consolidated balance sheets related to these derivatives.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The following table presents the impacts of the derivatives recorded in other comprehensive income (“OCI”) on the consolidated statements of comprehensive income, as of the dates stated:

	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion) December 31,		Classification of Loss Reclassified from AOCI into Income (EffectivePortion)	Amount of Loss Reclassified from AOCI into Income (Effective Portion) December 31,
	2013	2012		2013	2012
Derivatives in cash flow hedging relationships:
Interest rate products	$164	$(375)	Interest expense	$(138)	$(101)

Total derivatives in cash flow hedging relationships	$164	$(375)		$(138)	$(101)

The company has agreements with the counterparty to its derivatives which contain a provision whereby if the company fails to maintain its status as a well/an adequately capitalized institution, the company could be required to terminate or fully collateralize the derivative contract. Additionally, if the company defaults on any of its indebtedness, including default where repayment has not been accelerated by the lender, the company could also be in default on its derivative obligations. The company has minimum collateral requirements with its counterparty, and as of December 31, 2013, $250 thousand has been pledged as collateral under the agreement, as the valuation of the derivative had surpassed the contractually specified minimum transfer amount of $250 thousand. If the company is not in compliance with the terms of the derivative agreement, it could be required to settle its obligations under the agreement at termination value.

Non-hedge Derivatives

Derivatives not designated as hedges are not speculative and result from a service the company provides to certain customers. The company executes interest rate derivatives with commercial banking customers to facilitate their respective risk management strategies. Those interest rate derivatives are simultaneously hedged by offsetting derivatives that the company executes with a third party, thus minimizing its net exposure from such transactions. These derivatives do not meet the hedge accounting requirements; therefore, changes in the fair value of both the customer derivative and the offsetting derivative are recognized in interest income on the consolidated statements of operations. As of December 31, 2013, $135 thousand was recorded in other assets and $113 thousand was recorded in other liabilities related to non-designated hedges. For the years ended December 31, 2013 and 2012, $204 thousand and $16 thousand, respectively, was recorded in net income related to non-designated hedges. As of December 31, 2013, the company had $200 thousand pledged as collateral with respect to non-hedge derivatives.

Note 10—Borrowings

Short-term borrowing sources include federal funds purchased and the FHLB. The Bank has a $9.0 million credit line with its correspondent bank, which expires in March 2014. The Bank also has three uncommitted lines of credit by national banks to borrow federal funds up to $28.0 million on an unsecured basis. The lines of credit are not confirmed lines or loans and can be cancelled at any time. One line for $5.0 million terminates on June 30, 2014, if not cancelled earlier. The other two lines for $23.0 million have no stated termination date. As of December 31, 2013, no amounts were outstanding under these uncommitted lines of credit.

The Bank also has secured facilities with the FHLB and the Federal Reserve Bank. Credit availability under the FHLB facility as of December 31, 2013 was $181.3 million based on 30% of total assets as of the most recent prior quarter-end. Credit availability under the Federal Reserve Bank facility as of December 31, 2013 was $112.1 million, which is based on pledged collateral. At December 31, 2013 and 2012, the Bank had no federal funds purchased or other short-term borrowings.

Interest on federal funds purchased is paid on a daily basis. Interest only is payable on a monthly basis on FHLB and Federal Reserve Bank short-term borrowings until maturity.

At December 31, 2013 and 2012, the Bank had long-term FHLB borrowings of $20.0 million, collateralized by whole loans. The borrowing is a nonamortizing term loan and bears interest at a rate of 20 basis points over LIBOR, which resets quarterly. The modified borrowing matures on September 28, 2015. In connection with a modification of the borrowing in 2011, the Bank paid a fee of $533 thousand, which is being recognized as interest expense over the remaining term of the borrowing. The amount to be expensed in future years, as of December 31, 2013, is $233 thousand and is recorded in other assets on the company’s consolidated balance sheet. As discussed above, the Bank has entered into a cash flow hedge that effectively converts this adjustable rate borrowing to a fixed rate borrowing. For the period ended December 31, 2013, the

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

effective interest rate, including the effect of the prepayment fee and cash flow hedge, was 1.84%. Interest is payable on a quarterly basis on convertible borrowings until maturity. The following table presents the terms of the FHLB long-term borrowing as of December 31, 2013:

Maturity Date	Type	Interest Rate	Balance
September 28, 2015	Adjustable rate	0.48%	$20,000

Note 11—Income Taxes

The provision for income taxes is based upon the results of operations, adjusted for the effect of certain tax-exempt income and non-deductible expenses. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes resulting in temporary differences. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit.

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities. These differences will result in deductible or taxable amounts in a future year(s) when the reported amounts of assets or liabilities are recovered or settled. A valuation allowance is recorded against all or a portion of deferred tax assets when it is more likely than not that all or a portion of the asset will not be realized.

As of September 30, 2012, the company assessed the need for a valuation allowance, evaluating both positive and negative evidence. As part of its evaluation, the company considered the following positive evidence:

•	The company was in a positive cumulative pre-tax income position for the period since the merger with First Bankshares.

•	The company’s quarterly pre-tax operating results had improved each of the prior four quarters ending September 30, 2012.

•	The company’s financial projections were sufficient to absorb net deferred tax assets.

•	The company expected to generate taxable income, before the utilization of net operating losses, in 2012 and in future years.

•	Deferred tax assets included $2.3 million related to $6.8 million of net operating losses, which under current law can be carried forward for 20 years from the date reported.

•	The company believed it has not experienced a “change in control,” as defined under Internal Revenue Code Section 382 and related regulations, since the effective date of the merger with First Bankshares in 2009. Accordingly, the company believed it had incurred no limitations on the use of its net operating losses since the date of the merger.

•	The company believed its allowance for loan and lease losses plus its discounts recorded on acquired loans to be adequate to avoid significant charges to net income related to problem loans.

•	A significant portion of the company’s net interest income is based on long-term contracts with a significant number of customers.

As part of its evaluation as of September 30, 2012, the company considered the following negative evidence:

•	The company did not have taxable income in carryback periods available to offset existing deferred tax assets.

•	The company had no executable tax planning strategies to utilize future tax deductible amounts.

•	The company operates in a competitive and highly-regulated industry, which could impact its future profitability.

Based on the weight of available evidence as of September 30, 2012, the company believed it is more likely than not that its net deferred tax asset would be utilized in future periods; therefore, at September 30, 2012 the company reversed the full valuation allowance. As of December 31, 2013, there has been no change in the evaluation criteria that would change the company’s conclusion that it believes it is more likely than not that its deferred tax assets will be utilized in future periods.

The company had no unrecognized tax benefits recorded as of December 31, 2013 and 2012.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The following table presents the components of the net deferred tax asset as of the dates stated:

	December 31, 2013	December 31, 2012
Deferred tax assets
Allowance for loan and lease losses	$2,900	$2,428
Start-up costs	1,804	1,979
Incentives related to leases	95	99
Compensation related	215	110
Unrealized losses/expenses related to OREO	—	67
Unrealized losses on derivatives	—	96
Unrealized losses on available-for-sale securities	610	—
Unearned interest on non-accrual loans	40	—
Other tax assets	11	8
Net operating loss carryforward	—	1,804

Gross deferred tax assets	5,675	6,591

Deferred tax liabilities
Depreciation	86	101
Unearned loan costs in excess of loan fees	314	217
Acquisition accounting adjustments	88	129
Basis in acquired loans	813	1,478
Unrealized gains on derivatives	7	—
Unrealized gains/expenses related to OREO	22	—
Unrealized gains on available-for-sale securities	—	572

Gross deferred tax liabilities	1,330	2,497

Net deferred tax asset	$4,345	$4,094

The following table presents the current and deferred income tax expense for the date stated:

December 31, 2013
Income before income tax expense	$3,051

Current income tax expense	$108
Deferred income tax expense	957

Total income tax expense	$1,065

The following table presents the statutory tax rate reconciled to the company’s effective tax rate for the dates stated:

	December 31, 2013		December 31, 2012
	Tax	Rate	Tax	Rate
Income tax expense at statutory rate	$1,037	34.00%	$955	34.00%
Meals and entertainment	9	0.31%	11	0.39%
Share-based compensation	86	2.80%	138	4.91%
Valuation allowance	—	0.00%	(5,674)	(201.99)%
Tax exempt income	(67)	(2.21)%	—	0.00%

Income tax (benefit) expense reported	$1,065	34.90%	$(4,570)	(162.69)%

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Note 12—Earnings per Share

The following table summarizes basic and diluted earnings per common share calculations for the periods stated. The number of shares are in thousands.

	For the Years Ended December 31,
	2013	2012
Net income	$1,986	$7,379
Preferred stock dividend	(84)	(89)

Net income available to common shareholders	$1,902	$7,290

Weighted average shares outstanding, basic (1)	10,491	10,448
Dilutive shares	51	1

Weighted average shares outstanding, diluted	10,542	10,449

Earnings per common share, basic	$0.18	$0.70

Earnings per common share, diluted	$0.18	$0.70

(1)	Includes vested restricted stock units.

Note 13—Share Repurchase Program

In July 2013, the company’s board of directors authorized a share repurchase program permitting the company to repurchase in the open market or otherwise up to 210,000, or approximately 2%, of shares of the company’s then outstanding common stock. The authorization has no time limit. There is no guarantee as to the number of shares that will be repurchased by the company, and the company may discontinue the program at any time.

The company repurchased the following shares of common stock, pursuant to the repurchase program for the periods stated. The repurchases were made using available cash resources and occurred in the open market.

For the Year Ended December 31, 2013
Shares of common stock repurchased	50,430
Price paid for common stock repurchased	$296
Average price paid per common share	$5.88

Note 14—Share-based Compensation

The company has two share-based compensation plans. The 2003 Stock Incentive Plan was for directors, officers and employees of First Bankshares. Of the 137,500 shares of common stock available for granting stock options under this plan, 94,493 options were granted to First Bankshares directors and key employees under the plan and were fully vested. These stock options remained outstanding following the merger and are exercisable for shares of the company’s common stock. Of these options, 20,680 and 53,846 remain outstanding at December 31, 2013 and 2012, respectively. The company does not intend to grant any additional awards under this plan.

The 2012 Xenith Bankshares, Inc. Stock Incentive Plan (the “2012 Plan”), which amended and restated the Amended and Restated Xenith Bankshares, Inc. 2009 Stock Incentive Plan (the “2009 Plan”), was approved by the company’s shareholders in May 2012. The 2012 Plan covers all of the formerly awarded options under the 2009 Plan as well as any awards made since May 2012. Under the 2012 Plan, the company may grant options to purchase common stock, restricted stock, and restricted stock units to the company’s directors, officers and employees. As of December 31, 2013, there were 1,002,259 shares of the company’s common stock available for grant under the 2012 Plan.

Restricted stock and units awarded under the 2012 Plan generally vests over one or three years. Stock options awarded under the 2012 Plan generally vest over three years and expire ten years from the date of grant. The options are granted at a price equal to fair market value at the date of grant.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The following table summarizes stock option activity for the periods stated:

	Number of Stock Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Balance at December 31, 2011	484,307	$8.27	221,593	$9.98
Granted	351,100	4.17
Exercised	—	—
Forfeited/expired	(9,301)	7.72

Balance at December 31, 2012	826,106	6.53	365,781	$9.51
Granted	1,000	5.72
Exercised	—	—
Forfeited/expired	(47,516)	6.95

Balance at December 31, 2013	779,590	$6.51	499,564	$7.84

A summary of stock options outstanding and exercisable as of December 31, 2013 is as follows:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Total Aggregate Intrinsic Value	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Total Aggregate Intrinsic Value
3.52 - 3.90	135,500	8.04	$3.61	$309,140	64,822	8.00	$3.60	$148,531
4.01 - 4.64	359,600	8.32	4.31	569,829	151,919	8.11	4.34	236,129
5.24 - 5.95	30,000	6.76	5.90	1,470	28,333	6.64	5.92	866
8.36 - 11.49	254,490	5.56	11.24	—	254,490	5.56	11.24	—

	779,590	8.32	$6.51	$880,439	499,564	6.71	$7.84	$385,526

The fair value of each stock option was estimated on the date of grant using the Black-Scholes option valuation model. Expected volatilities are based on implied volatility of the company’s stock. The company estimates option exercises and forfeitures within the valuation model. All options are expected to vest. Changes in the fair value of options (in the event of an award modification) are reflected as an adjustment to compensation expense in the period in which the change occurs. The risk-free rate for the period within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The following table presents the assumptions for the periods stated:

	2013	2012
Expected life in years	6.0	6.0
Expected volatility	50.0%	50.0%
Risk-free interest rate	1.63%	0.83 - 1.40%
Weighted average interest rate	1.63%	1.07%

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The following table summarizes non-vested stock option activity for the periods stated:

	Stock Options	Weighted Average Grant-Date Fair Value
Balance at December 31, 2011	262,714
Granted	351,100	1.93
Vested	150,984	1.51
Forfeited/expired	(2,505)	1.93
Balance at December 31, 2012	460,325	1.92
Granted	1,000	2.78
Vested	174,632	2.03
Forfeited/expired	(6,667)	1.70

Balance at December 31, 2013	280,026	1.95

The following table summarizes non-vested restricted stock activity, including restricted stock units, for the year ended December 31, 2013:

	Shares	Weighted Average Grant-Date Fair Value
Balance at December 31, 2012	—
Granted	91,153	5.78
Vested	24,071	5.73
Forfeited/expired	(2,878)	5.79

Balance at December 31, 2013	64,204	5.80

Total share-based compensation expense for the years ended December 31, 2013 and 2012 was $629 thousand and $301 thousand, respectively. As of December 31, 2013, total unrecognized compensation cost related to non-vested awards was $624 thousand, expected to be recognized over a weighted-average period of 1.56 years.

Note 15—401(k) Plan

The company has a 401(k) defined contribution plan covering all eligible employees. There are no age or service requirements. Beginning in 2013, the company has elected to provide a safe harbor matching contribution of 100% of the first 1% of contributions made by the employee and 50% of the next 5% of contributions. The company had expense of $296 thousand and $163 thousand for the years ended December 31, 2013 and 2012, respectively, for plan matching contributions.

Note 16—Related Parties

Both the company’s and the Bank’s officers and directors and their related interests have various types of loans with the Bank. As of December 31, 2013 and 2012, the total of these related-party loans outstanding were $756 thousand and $1.6 million, respectively. New loans to officers and directors in 2013 and 2012 totaled $8 thousand and $897 thousand, respectively, and repayments in 2013 and 2012 amounted to $38 thousand and $953 thousand, respectively. Such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Deposits of officers and directors as of December 31, 2013 and 2012 totaled $1.5 million and $2.2 million, respectively.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The company reimburses BankCap Partners Fund (“BankCap Partners”), parent company of a significant shareholder of the company, for certain expenses it incurs on behalf of the company. For the years ended December 31, 2013 and 2012, the company reimbursed BankCap Partners $6 thousand and $14 thousand, respectively, for travel expenses.

Note 17—Senior Non-Cumulative Perpetual Preferred Stock

On September 21, 2011, the company issued and sold 8,381 shares of SBLF Preferred Stock to the Secretary of the U.S. Treasury for a purchase price of $8.4 million. The SBLF Preferred Stock investment qualifies as Tier 1 capital. The SBLF Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate, as a percentage of the liquidation amount, can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of “Qualified Small Business Lending” (as defined in the SBLF Purchase Agreement) by the Bank. For the period ended December 31, 2013, the company’s dividend was $84 thousand, representing a 1% rate for the period.

Note 18—Warrants

An aggregate of 563,760 warrants to purchase shares of Xenith Bankshares common stock at an exercise price of $11.49 per share are outstanding. These warrants are exercisable immediately and expire on May 8, 2019.

Note 19—Dividend Restrictions

Under Virginia law, no dividend may be declared or paid out of a Virginia charter bank’s paid-in capital. Xenith Bankshares, as the holding company for Xenith Bank, may be prohibited under Virginia law from the payment of dividends if the Virginia Bureau of Financial Institutions determines that a limitation of dividends is in the public interest and is necessary to ensure the company’s financial soundness and may also permit the payment of dividends not otherwise allowed by Virginia law. The terms of the SBLF Preferred Stock also impose limits on the company’s ability to pay dividends. The company has not declared or paid any dividends on its common stock.

Note 20—Regulatory Matters

The company is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the company must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items, as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the company to maintain minimum Tier 1 leverage, Tier 1 risk-based capital and total risk-based capital ratios. On December 7, 2009, BankCap Partners received approval from the Federal Reserve to acquire up to 65.02% of the common stock of First Bankshares (now Xenith Bankshares), and indirectly, SuffolkFirst Bank (now Xenith Bank). The approval order contained conditions related to BankCap Partners, as well as the conduct of the Bank’s business. The condition applicable to the Bank provided that, during the first three years of operation after the merger, the Bank must operate within the parameters of its business plan submitted in connection with BankCap Partner’s application to the Federal Reserve, and the Bank must obtain prior written regulatory consent to any material change in its business plan. The business plan set forth minimum leverage and risk-based capital ratios of at least 10% and 12%, respectively, through 2012, which were met. Subsequent to meeting the requirements of set forth in this business plan, the company is required to maintain capital ratios categorizing it as “well capitalized.”

As of December 31, 2013, the company is considered to be well-capitalized under the published regulatory definition of a well-capitalized bank. To be categorized as well-capitalized, the company must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since December 31, 2013 that management believes has changed the Bank’s status as “well-capitalized.”

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The following table presents the Tier 1 and total risk-based capital and risk-weighted assets for the Bank and Xenith Bankshares as of the dates stated:

	December 31, 2013		December 31, 2012
	Xenith Bank	Xenith Bankshares	Xenith Bank	Xenith Bankshares
Tier 1 capital	$69,314	$70,299	$68,820	$69,474
Total risk-based capital	74,955	75,940	73,916	74,570
Risk-weighted assets	526,841	526,752	451,208	451,357

The following table presents capital ratios for the Bank and Xenith Bankshares and minimum capital ratios required by our regulators as of the dates stated:

	December 31, 2013		December 31, 2012
	Xenith Bank	Xenith Bankshares	Xenith Bank	Xenith Bankshares	Regulatory Minimum	Well Capitalized
Tier 1 leverage ratio	10.37%	10.52%	12.78%	12.90%	4.00%	> 5.00%
Tier 1 risk-based capital ratio	13.16%	13.35%	15.25%	15.39%	4.00%	> 6.00%
Total risk-based capital ratio	14.23%	14.42%	16.38%	16.52%	8.00%	> 10.00%

Note 21—Commitments and Contingencies

In the normal course of business, the Bank has commitments under credit agreements to lend to customers as long as there is no material violation of any condition established in the contracts. These commitments generally have fixed expiration dates or other termination clauses and may require payments of fees. Because many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Additionally, the Bank issues letters of credit, which are conditional commitments to guarantee the performance of customers to third parties. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers.

The following table presents unfunded commitments outstanding as of the dates stated:

	December 31, 2013	December 31, 2012
Commercial lines of credit	$69,286	$57,681
Commercial real estate	49,148	28,566
Residential real estate	7,183	7,130
Consumer	481	710
Letters of credit	6,796	2,308
Loans held for sale	5,637	25,133

Total commitments	$138,531	$121,528

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The company has entered into non-cancelable agreements to lease four of its facilities with remaining terms of three to six years. The following table presents the future minimum annual commitments under non-cancelable leases in effect at December 31, 2013 for the periods stated:

Year	Commitment
2014	$927
2015	971
2016	718
2017	560
2018	522
Thereafter	229

Total lease commitments	$3,927

In addition, the Bank has a commitment to invest in a limited partnership that operates as a small business investment company. As of December 31, 2013, the Bank had invested $300 thousand. An additional $700 thousand will be funded at the request of the general partner of the partnership.

Rent expense under operating leases for banking facilities was $893 thousand and $949 thousand for the years ended December 31, 2013 and 2012, respectively.

Note 22—Concentration of Credit Risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer loans. Consumer loans are primarily to residents of or owners of businesses in the company’s market area. As of December 31, 2013 and 2012, the Bank had loans secured by commercial and residential real estate located primarily within the Bank’s market area representing $259.7 million, or 47.9% of total loans, and $316.1 million, or 68.0% of total loans, respectively. Therefore, a major factor in determining borrowers’ ability to honor their agreements, as well as the Bank’s ability to realize the value of any underlying collateral, if necessary, is influenced by economic conditions in this market area.

The Bank maintains cash balances with several financial institutions. These accounts are insured by the FDIC up to $250,000. At December 31, 2013 and 2012, the Bank had $5.7 million and $2.9 million, respectively, of uninsured funds in these financial institutions.

Note 23—Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability.

FASB ASC Topic 820, “Fair Value Measurements and Disclosure” (“ASC 820”), establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Under the guidance in ASC 820, the company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2	Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value to such assets or liabilities.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value. The determination of where an asset or liability falls in the hierarchy requires significant judgment. The company evaluates its hierarchy disclosures each quarter, and based on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. An adjustment to the pricing method used within Level 2 inputs could generate a fair value measurement that effectively falls in a lower level in the hierarchy. The company expects changes in classifications between levels will be rare.

Securities available for sale:

Available-for-sale securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities. Level 1 securities include those traded on nationally recognized securities exchanges, U.S. Treasury securities and money market funds. Level 2 securities include U.S. Agency securities, mortgage-backed securities issued by government sponsored entities, collateralized mortgage obligations, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Other real estate owned:

Other real estate owned is measured at the asset’s fair value less costs for disposal. The company estimates fair value at the asset’s liquidation value less disposal costs using management’s assumptions, which are based on current market analysis or recent appraisals. Other real estate owned is classified as a nonrecurring Level 3 valuation.

Impaired loans:

Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. As of December 31, 2013, all of the impaired loans accounted for under ASC 310-30 were evaluated based on discounted cash flows or on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the company records the impaired loan as nonrecurring Level 2. When an appraised value is not available, or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, or management evaluates fair value based on discounted cash flows, the company records the impaired loan as nonrecurring Level 3.

Derivatives:

The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts and guarantees.

Although the company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2013 and 2012, the company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

In conjunction with the FASB’s fair value measurement guidance, the company has elected to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Cash, cash equivalents and accrued interest:

The carrying value for cash and cash equivalents and accrued interest approximates fair value.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

The methodology for measuring the fair value of other financial assets and financial liabilities that are not recorded at fair value on a recurring or nonrecurring basis are discussed below.

Performing loans:

For variable-rate loans that re-price frequently and with no significant changes in credit risk, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms. The carrying value of loans held for sale approximates fair value.

Deposit liabilities:

The balance of demand, money market and savings deposits approximates the fair value payable on demand to the accountholder. The fair value of fixed-maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings:

The carrying amounts of federal funds purchased and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses at the company’s current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of long-term borrowings, for which interest rates reset quarterly or less, approximate their fair value.

Other commitments:

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date or “settlement date.”

As noted, certain assets and liabilities are measured at fair value on a recurring and nonrecurring basis. The following tables present assets measured at fair value on a recurring and nonrecurring basis as of the dates stated:

		Fair Value Measurements as of December 31, 2013 Using
	December 31, 2013 Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets and liabilities measured on a recurring basis:
Securities available for sale:
Mortgage-backed securities
- Fixed rate	$45,337	$—	$45,337	$—
- Variable rate	4,852	—	4,852	—
Municipals
- Taxable	8,970	—	8,970	—
- Tax exempt	1,573	—	1,573	—
Collateralized mortgage obligations	8,453	—	8,453	—
Cash flow hedge - asset	192	—	192	—
Cash flow hedge - liability	(191)	—	(191)	—
Interest rate derivative - asset	135	—	135	—
Interest rate derivative - liability	(113)	—	(113)	—
Assets measured on a nonrecurring basis:
Impaired loans	11,041	—	—	11,041
Other real estate owned	199	—	—	199

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

		Fair Value Measurements as of December 31, 2012 Using
	December 31, 2012 Balance	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets and liabilities measured on a recurring basis:
Securities available for sale:
Mortgage-backed securities
- Fixed rate	$44,240	$—	$44,240	$—
- Variable rate	2,181	—	2,181	—
Municipals	1,000	—	1,000	—
Collateralized mortgage obligations	10,130	—	10,130	—
Cash flow hedge	(283)	—	(283)	—
Interest rate derivative - asset	124	—	124	—
Interest rate derivative - liability	(140)	—	(140)	—
Assets measured on a nonrecurring basis:
Impaired loans	13,148	—	—	13,148
Other real estate owned	276	—	—	276

The following tables present the carrying amounts and approximate fair values of the company’s financial assets and liabilities as of the dates stated:

	December 31, 2013		Fair Value Measurements as of December 31, 2013 Using
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and due from banks	$24,944	$24,944	$24,944	$—	$—
Federal funds sold	5,749	5,749	—	5,749	—
Securities available for sale	69,185	69,185	—	69,185	—
Loans held for sale	3,363	3,363	—	3,363	—
Loans held for investment, net	533,137	534,232	—	—	534,232
Cash flow hedge	192	192	—	192	—
Interest rate derivative	135	135	—	135	—
Accrued interest receivable	2,403	2,403	—	2,403	—
Financial liabilities:
Cash flow hedge	$191	$191	$—	$191	$—
Interest rate derivative	113	113	—	113	—
Long-term borrowings	20,000	20,000	—	20,000	—
Deposits	569,198	568,775	—	568,775	—
Accrued interest payable	215	215	—	215	—

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

	December 31, 2012		Fair Value Measurements as of December 31, 2012 Using
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and due from banks	$9,457	$9,457	$9,457	$—	$—
Federal funds sold	2,906	2,906	—	2,906	—
Securities available for sale	57,551	57,551	—	57,551	—
Loans held for sale	80,867	80,867	—	80,867	—
Loans held for investment, net	379,006	380,322	—	—	380,322
Interest rate derivative	124	124	—	124	—
Accrued interest receivable	1,606	1,606	—	1,606	—
Financial liabilities:
Cash flow hedge	$283	$283	$—	$283	$—
Interest rate derivative	140	140	—	140	—
Long-term borrowings	20,000	20,000	—	20,000	—
Deposits	453,231	453,813	—	453,813	—
Accrued interest payable	232	232	—	232	—

Fair value estimates are made at a specific point in time and are based on relevant market information, as well as information about the financial instruments or other assets. These estimates do not reflect any premium or discount that could result from offering for sale the company’s entire holdings of a particular financial instrument at one time. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred tax assets, premises and equipment, and other real estate owned. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

Note 24—Parent Company Financial Statements

Xenith Bankshares, Inc. is the parent company of Xenith Bank. The following table presents the assets, liabilities and shareholders’ equity of Xenith Bankshares, Inc. for the dates stated:

	December 31, 2013	December 31, 2012
Assets
Cash	$1,225	$740
Investment in subsidiary	86,375	86,893
Deferred tax asset	195	—
Other assets	8	—

Total assets	$87,803	$87,633

Liabilities and shareholders’ equity
Accounts payable	20	—
Due to subsidiary	$97	$86

Total liabilities	$117	$86

Shareholders’ equity
Preferred stock, $1.00 par value, $1,000 liquidation value, 25,000,000 shares authorized as of December 31, 2013 and 2012; 8,381 shares issued and outstanding as of December 31, 2013 and 2012	8,381	8,381
Common stock, $1.00 par value, 100,000,000 shares authorized as of December 31, 2013 and 2012; 10,437,630 and 10,488,060 shares issued and outstanding as of December 31, 2013 and 2012, respectively	10,438	10,488
Additional paid-in capital	71,797	71,414
Accumulated deficit	(1,758)	(3,660)
Accumulated other comprehensive (loss) income, net of tax	(1,172)	924

Total shareholders’ equity	87,686	87,547

Total liabilities and shareholders’ equity	$87,803	$87,633

The following table presents the income statements of Xenith Bankshares, Inc. for the dates stated:

	December 31, 2013	December 31, 2012
Income	$—	$—

Total income	—	—
Expense
Other operating expenses	370	496

Total expense	370	496

Loss before income taxes and equity in undistributed income of subsidiaries	(370)	(496)
Income tax benefit	126	169
Equity in undistributed income of subsidiaries	2,230	7,706

Net income	$1,986	$7,379

Note 25—Recent Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-10, Derivatives and Hedging (ASU 815), “Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes.” The amendments in this ASU are intended to provide for the inclusion of the Fed Funds Effective Swap Rate (OIS) as a U.S.

XENITH BANKSHARES, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

benchmark interest rate for hedge accounting purposes, in addition to UST (the interest rates on direct U.S. Treasury obligations of the U.S. government) and LIBOR. This ASU is effective prospectively for qualifying new or redesignated hedges entered into on or after July 17, 2013. The adoption of this standard had no effect on the company’s financial statements for the year ended December 31, 2013

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (ASU 220), “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The amendments in this ASU are intended to improve the reporting of reclassifications out of AOCI by requiring an entity to report the effect of significant reclassifications out of AOCI on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. This ASU became effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this standard had no effect on the company’s financial statements for the year ended December 31, 2013.

In January 2013, the FASB issued ASU 2013-01, Balance Sheet (ASU 210), “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The amendments in this ASU are intended to address implementation issues regarding the scope of ASU 2011-11, Balance Sheet (ASU 210), “Disclosures about Offsetting Assets and Liabilities,” and clarify the scope of the offsetting disclosures and address any unintended consequences. The amendments provide a user of financial statements with comparable information as it relates to certain reconciling differences between financial statements prepared in accordance with GAAP. This ASU became effective for fiscal years, and interim periods within those annual periods, beginning on or after January 1, 2013. The adoption of this standard had no effect on the company’s financial statements for the year ended December 31, 2013.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (ASU 210), “Disclosures about Offsetting Assets and Liabilities.” The amendments in this ASU are intended to require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (IFRS). This ASU became effective for annual periods, and interim periods within those annual periods, beginning on or after January 1, 2013. The adoption of this standard had no effect on the company’s financial statements for the year ended December 31, 2013.

COLONIAL VIRGINIA BANK

Balance Sheets

December 31, 2013 and 2012

	2013	2012
Assets
Cash and due from banks	$6,466,947	$2,675,691
Federal funds sold	7,708,000	11,080,000
Securities available for sale, at fair market value	12,450,318	11,979,757
Securities held to maturity (fair market value of $5,551,539 in 2013 and $2,623,900 in 2012)	5,872,170	2,621,152
Restricted stock, at cost	570,400	617,000
Loans, net of allowance for loan losses of $1,604,150 in 2013 and $2,079,051 in 2012	71,381,683	77,037,277
Bank premises and equipment, net	3,619,685	3,715,724
Bank owned life insurance	3,989,989	3,854,230
Other real estate owned, net of valuation allowance of $222,076 in 2013 and 2012	1,009,500	2,278,733
Other assets	1,852,172	2,005,142

Total assets	$114,920,864	$117,864,706

Liabilities and Shareholders’ Equity
Liabilities
Deposits:
Non-interest bearing demand deposits	$11,603,504	$10,186,082
Savings and interest-bearing demand deposits	40,319,415	39,695,950
Time deposits	47,552,060	52,798,748

Total deposits	$99,474,979	$102,680,780
FHLB Advances	1,500,000	1,500,000
Accrued expenses and other liabilities	1,816,060	1,847,409

Total liabilities	$102,791,039	$106,028,189

Shareholders’ Equity
Preferred stock, par value $5.00 per share, authorized 5,000,000 shares; no shares issued and outstanding	$—	$—
Common stock, par value $5.00 per share, authorized 10,000,000 shares; issued and outstanding 610,175 shares	3,050,875	3,050,875
Capital surplus	9,178,595	9,170,583
Retained (deficit)	(36,151)	(580,205)
Accumulated other comprehensive income (loss)	(63,494)	195,264

Total shareholders’ equity	$12,129,825	$11,836,517

Total liabilities and shareholders’ equity	$114,920,864	$117,864,706

See Accompanying Notes to Financial Statements.

COLONIAL VIRGINIA BANK

Statements of Income

For the Years Ended December 31, 2013 and 2012

	2013	2012
Interest and Dividend Income
Interest and fees on loans	$4,586,877	$5,048,778
Interest on securities
Taxable	255,964	320,032
Tax exempt	65,478	46,228
Dividends	27,235	28,421
Interest on federal funds sold	20,032	24,492

Total interest and dividend income	$4,955,586	$5,467,951

Interest Expense
Interest on deposits	$556,704	$767,703
Interest on FHLB borrowings	8,249	16,565

Total interest expense	$564,953	$784,268

Net interest income	$4,390,633	$4,683,683
Provision for Loan Losses	155,000	303,325

Net interest income after provision for loan losses	$4,235,633	$4,380,358

Other Income
Service charges on deposit accounts	$117,207	$157,849
Income on bank owned life insurance	135,759	140,696
Net gain on securities	—	6,867
Other service charges, commissions and fees	186,494	181,815

Total other income	$439,460	$487,227

Other Expense
Salaries and employee benefits	$1,955,613	$2,076,351
Occupancy expense	245,868	289,397
Furniture and equipment expense	50,727	80,566
Loss on other real estate owned	82,444	630,921
Data processing	439,921	398,843
Advertising	65,234	65,578
Professional fees	127,042	167,286
ATM and Interchange expense	92,927	86,844
Nonperforming asset expense	212,847	98,881
Regulatory assessments	192,554	187,519
Franchise tax	62,470	49,964
Directors fees	79,400	69,800
Other operating expenses	325,865	379,904

Total other expense	$3,932,912	$4,581,854

See Accompanying Notes to Financial Statements.

COLONIAL VIRGINIA BANK

Statements of Income (continued)

For the Years Ended December 31, 2013 and 2012

	2013	2012

Net income before income taxes	$742,181	$285,731

Income Tax Provision	198,127	30,724

Net income	$544,054	$255,007

Earnings per Share, basic	$0.89	$0.42

Earnings per Share, diluted	$0.89	$0.42

Weighted Average Shares Outstanding, basic	610,175	610,175

Weighted Average Shares Outstanding, diluted	610,175	610,175

See Accompanying Notes to Financial Statements.

COLONIAL VIRGINIA BANK

Statements of Comprehensive Income

For the Years Ended December 31, 2013 and 2012

	2013	2012

Net income	$544,054	$255,007
Other comprehensive income (loss):
Change in unrealized gain (loss) on investment securities available for sale (net of tax ($138,387) and $9,459)	(268,634)	18,360
Reclassification adjustment (net of tax $0 and $2,335)	—	(4,532)
Change in pension liability (net of tax $5,100 and $5,100)	9,876	9,876

Other comprehensive income (loss)	(258,758)	23,704

Total Comprehensive income	$285,296	$278,711

See Accompanying Notes to Financial Statements.

COLONIAL VIRGINIA BANK

Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2013 and 2012

	Common Stock	Capital Surplus	Retained (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total

Balance at December 31, 2011	$3,050,875	$9,147,631	$(835,212)	$171,560	$11,534,854
Net income	—	—	255,007	—	255,007
Other comprehensive income	—	—	—	23,704	23,704
Stock-based compensation	—	22,952	—	—	22,952

Balance at December 31, 2012	$3,050,875	$9,170,583	$(580,205)	$195,264	$11,836,517
Net income	—	—	544,054	—	544,054
Other comprehensive (loss)	—	—	—	(258,758)	(258,758)
Stock-based compensation	—	8,012	—	—	8,012

Balance at December 31, 2013	$3,050,875	$9,178,595	$(36,151)	$(63,494)	$12,129,825

See Accompanying Notes to Financial Statements.

COLONIAL VIRGINIA BANK

Statements of Cash Flows

For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows From Operating Activities
Reconciliation of net income to net cash provided by operating activities:
Net income	$544,054	$255,007
Net amortization on investment securities	135,564	192,584
Deferred income tax expense (benefit)	308,806	(183,672)
Depreciation and amortization	172,924	232,351
Provision for loan losses	155,000	303,325
Stock-based compensation	8,012	22,952
(Gain) on securities	—	(6,867)
Loss on other real estate owned	82,444	630,921
Changes in assets and liabilities:
(Increase) decrease in accrued interest and other assets	(22,538)	330,374
(Decrease) increase in accrued expenses and other liabilities	(16,386)	192,319

Net cash provided by operating activities	$1,367,880	$1,969,294

Cash Flows From Investing Actitivites
(Purchase) of securities available for sale	$(5,716,312)	$(7,951,987)
Proceeds from calls and maturities of securities available for sale	1,400,000	7,850,000
Proceeds from sales of securities available for sale	—	1,001,120
Proceeds from calls and maturities of securities held to maturity	1,000,000	2,000,000
(Purchase) of securities held to maturity	(4,299,927)	(4,512,037)
Principal paydowns of securities	3,352,077	4,918,582
(Purchase) redemption of Federal Reserve Stock	(7,400)	11,900
Redemption of Federal Home Loan Bank Stock	54,000	266,800
Net decrease in loans	5,768,403	1,788,576
Proceeds from sale of other real estate owned	1,110,479	592,155
Capital expenditures on other real estate owned	(191,499)	(85,228)
(Increase) in value of bank owned life insurance	(135,759)	(140,696)
(Purchase) of premises and equipment	(76,885)	(644,318)

Net cash provided by investing activities	$2,257,177	$5,094,867

Cash Flows From Financing Activities
Net increase (decrease) in demand, savings, interest-bearing checking and money market deposits	$2,040,887	$(3,224,688)
Net (decrease) in time deposits	(5,246,688)	(3,655,132)
Net (decrease) in other borrowings	—	(6,000,000)

Net cash (used in) financing activities	$(3,205,801)	$(12,879,820)

Net increase (decrease) in cash and cash equivalents	$419,256	$(5,815,659)

Cash and Cash Equivalents
Beginning	13,755,691	19,571,350

Ending	$14,174,947	$13,755,691

See Accompanying Notes to Financial Statements.

COLONIAL VIRGINIA BANK

Statements of Cash Flows (continued)

For the Years Ended December 31, 2013 and 2012

	2013	2012
Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$578,953	$802,957

Cash paid for income taxes	$196,496	$—

Supplemental Disclosure of Noncash Activities

Unrealized gain (loss) on securities available for sale	$(407,021)	$20,952

Change in pension liability	$14,976	$14,976

Transfers from loans to other real estate owned	$181,291	$782,505

Loans made on the disposition of other real estate owned	$449,100	$90,000

Transfers from bank premises to other real estate owned	$—	$1,209,076

See Accompanying Notes to Financial Statements.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

Note 1.	Summary of Significant Accounting Policies

Significant Accounting Policies

The accounting and reporting policies of Colonial Virginia Bank (the “Bank”) are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The more significant of these policies are summarized below.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing balances with banks and federal funds sold. Generally, federal funds are purchased and sold for one day periods.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Other restricted securities, such as Federal Reserve Bank and Federal Home Loan Bank stock, are carried at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Management evaluates securities for other than temporary impairment on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (i) the Bank intends to sell the security or (ii) it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis. If, however, the Bank does not intend to sell the security and it is not more-than-likely that the Bank will be required to sell the security before recovery, management must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income.

For equity securities carried at cost as restricted securities, impairment is considered to be other-than-temporary based on the Bank’s ability and intent to hold the investment until a recovery of fair value. Other-than-temporary impairment of an equity security results in a write-down that must be included in income.

Loans

The Bank grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans throughout the Middle Peninsula area of Virginia. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their recorded investment, which is represented by the customers’ unpaid principal balance net of charge-offs, deferred loan fees and costs on originated loans and unearned income. Interest income is accrued on the unpaid principal balance. Loan origination and commitment fees and certain direct costs are deferred and the net amount is amortized as an adjustment of the related loan’s yield. The Bank is amortizing these amounts over the loan’s contractual life.

In conjunction with the methodology described elsewhere, the Bank considers the following risk elements that are inherent in each class of the loan portfolio:

•	Residential real estate loans carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

•	Commercial real estate loans are secured primarily by the value of the real property. The proceeds of commercial real estate loans are generally used by the borrower to finance or refinance the cost of acquiring and/or improving a commercial property. The properties that typically secure these loans are borrower occupied office space, but could include warehouse facilities, hotels, retail facilities, restaurants and other commercial properties. The Bank’s present policy is generally to restrict the making of commercial real estate loans to borrowers who will occupy or use the financed property in connection with their normal business operations. However, the Bank also will consider making commercial real estate loans under certain other conditions. Predominantly, the Bank will consider making commercial real estate loans to creditworthy borrowers who have substantially pre-leased the improvements to high caliber tenants. In this circumstance, assignment of rents typically will be done as a part of the loan agreement, even if the borrower initially collects the rents.

•	Construction and land development loans carry risks that the project will not be finished according to schedule, the project will not be finished according to budget and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project.

•	Commercial, industrial and agricultural loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because the repayment of these loans may be dependent upon the profitability and cash flows of the business or project. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.

•	Consumer loans carry risks associated with the continued credit-worthiness of the borrower and the value of the collateral (e.g., rapidly-depreciating assets such as automobiles), or lack thereof. Consumer loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

Credit Quality Indicators: The Bank categorizes loans into risk categories based on information about the ability of borrowers to service their debt. The Bank analyzes all loans individually by classifying the loans as to credit risk. We review the characteristics of each rating at least annually, but in some cases quarterly. The characteristics of these ratings are as follows:

•	Pass rated loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

•	Watch loans indicate the need for additional scrutiny. This rating is used for Pass rated loans that are deteriorating or adversely rated loans below that are improving.

•	Special mention loans have a specific defined weakness in the borrower’s operations and the borrower’s ability to generate positive cash flow on a sustained basis. The borrower’s recent payment history is characterized by late payments. The Bank’s risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well maintained, accessible and readily marketable.

•	Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Bank’s credit extension. The payment history for the loan has been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Bank. There is a distinct possibility that the Bank may sustain some loss if the deficiencies associated with the loan are not corrected in the near term. A substandard loan would not automatically meet our definition of impaired unless the loan is significantly past due and the borrower’s performance and financial condition provide evidence that it is probable that the Bank will be unable to collect all amounts due.

•	Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is high.

•	Loss rated loans are not considered collectible under normal circumstances and there is no realistic expectation for any future payment on the loan. Loss rated loans are fully charged off.

The Bank’s general practice regarding the charge-off of loan balances is to immediately charge-off all loans when deemed uncollectable. The Bank’s policy is not specific to individual loan categories. However, the determination of collectability does vary by loan type. Unsecured loans are the most readily determined as uncollectable when the borrower indicates substantial financial reversals (usually including severe delinquency), which may include bankruptcy. Collateralized loans are evaluated based on the type of collateral pledged. Real estate secured loans will typically receive a new appraisal and the loan balance will be adjusted accordingly. If foreclosure follows, the value of the real estate is adjusted to current market/appraised value before recording the asset as other real estate owned (“OREO”). Loans secured by equipment will require that the equipment be inspected before repossession to establish value and the repossession process. The repossession process mirrors the foreclosure process described above. Losses are recorded accordingly.

Troubled Debt Restructurings

In situations where, for economic or legal reasons related to a borrower’s financial condition, management may grant a concession to the borrower that it would not otherwise consider, the related loan is classified as a troubled debt restructuring (“TDR”). Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before the loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

At the time of a TDR, the Bank considers the borrower’s payment history, past due status and ability to make payments based on actual or proposed revised terms of the loan. If a loan was accruing prior to being modified as a TDR and if we conclude that the borrower is able to make such payments and there are no other factors or circumstances that would cause us to conclude otherwise, we will maintain the loan on an accruing status. If a loan was on nonaccrual status at the time of the TDR, the loan remains on nonaccrual status following the modification. A loan may be returned to accrual status, if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. Loans classified as TDRs totaled $5,087,074 and $3,881,044 at December 31, 2013 and 2012, respectively. At December 31, 2013, TDRs totaling $3,253,207 are performing and $1,833,867 are non-performing.

Nonaccrual Loans

The past due status of a loan is based on the contractual due date of the most delinquent payment due. Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. These policies are applied consistently to all classes in our loan portfolio.

In accordance with its policies and guidelines and consistent with industry practices, the Bank, at times, offers payment deferrals to borrowers, whereby the borrower is allowed to extend up to two payments within a twelve-month rolling period to the end of the loan, generally by paying a fee. An account for which all delinquent payments are deferred is classified as current at the time the deferment is granted and therefore is not included as a delinquent account. Thereafter, such an account is aged based on the timely payment of future installments in the same manner as any other account. We evaluate the results of this deferment strategy based upon the amount of cash installments that are collected on accounts after they have been deferred versus the extent to which the collateral underlying the deferred accounts has depreciated over the same period of time. Based on this evaluation, we believe that payment deferrals granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections. Payment deferrals may affect the ultimate timing of when an account is charged off. Increased use of deferrals may result in a lengthening of the loss confirmation period, which would increase expectations of credit losses inherent in the portfolio and therefore increase the allowance for loan losses and related provision for loan losses.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

The Bank maintains policies and procedures that address the systems of controls over the following areas of maintenance of the allowance: the systematic methodology used to determine the appropriate level of the allowance to provide assurance that the systems are maintained in accordance with accounting principles generally accepted in the United States of America; the accounting policies for loan charge-offs and recoveries; the assessment and measurement of impairment in the loan portfolio; and the loan grading system. The Bank uses an internal risk rating system and assigns a numeric rating to each loan based on multiple criteria, including but not limited to a borrower’s credit history (evidenced by credit bureau reporting), collateral and its supporting value, type of work or industry in which the borrower is involved, and any noted exceptions to internal policy. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The Bank’s allowance for possible loan losses consists of six elements (i) a reserve for impaired loans, (ii) a reserve for home equity lines of credit, (iii) a general allocation for unsecured credit, (iv) a reserve for historical charge-offs, (v) a reserve for local economic conditions, and (vi) an allocation for asset quality trends.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Specific valuation allowances are measured on a loan by loan basis either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Historical valuation allowances are calculated based on the historical loss experience of each segment of loans during the past six years. The Bank calculates historical loss ratios for loan segments based on an average of the Bank’s loss history and the loss history of peers.

General valuation allowances are based on general economic conditions and other qualitative risk factors discussed elsewhere in this report.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the assets’ estimated useful lives. Estimated useful lives range from 10 to 39 years for buildings and 3 to 7 years for furniture, fixtures and equipment.

Foreclosed Properties, Other Real Estate Owned (“OREO”) and Repossessed Assets

Assets acquired through, or in lieu of, loan foreclosure and other real estate are held for sale. Foreclosed assets and OREO are recorded at the estimated fair value less estimated costs to sell. At foreclosure, any excess of the loan balance over the fair value of the property is charged to the allowance for loan losses. The carrying value is periodically reevaluated and written down as a direct expense if there is an indicated decline in fair value. Foreclosed properties totaled $22,500 and $1,291,733 at December 31, 2013 and 2012, respectively.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

At the closing of the New Kent branch office in 2012, the bank premises totaling $1,209,076 were transferred to OREO and are held for sale. OREO properties, net of the valuation allowance, totaled $987,000 at December 31, 2013 and 2012.

Repossessed assets totaled $0 and $3,000 at December 31, 2013 and 2012, respectively.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, the valuation allowance of deferred tax assets, and other than temporary impairments of securities.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry forwards, and tax credit carry forwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. As of December 31, 2013 and 2012, there were no unrecognized tax benefits recorded.

Interest and penalties associated with unrecognized tax benefits, if any, are classified as additional income taxes in the statement of income.

Advertising Costs

The Bank follows the policy of charging the production costs of advertising to expense as incurred. The Bank expensed $65,234 and $65,578 for advertising costs for the years ended December 31, 2013 and 2012, respectively.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and minimum pension liability adjustments, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding stock options, and are determined using the treasury stock method.

Stock-Based Compensation

The Bank recognizes the compensation cost relating to share-based payment transactions based on the fair value of the equity or liability instruments issued. Authoritative accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Bank measures the cost of employee services received in exchange for stock options based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide services for the award. The Bank uses the Black-Scholes option-pricing model to measure the fair value of options granted to employees.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The amendments in this ASU require an entity to present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income. In addition, the amendments require a cross-reference to other disclosures currently required for other reclassification items to be reclassified directly to net income in their entirety in the same reporting period. Companies should apply these amendments for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. The Bank has included the required disclosures from ASU 2013-02 in the financial statements.

In July 2013, the FASB issued ASU 2013-11, “Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit

COLONIAL VIRGINIA BANK

Notes to Financial Statements

should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of the new guidance did not have a material impact on the Bank’s financial statements.

In January 2014, the FASB issued ASU 2014-04, “Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (a consensus of the FASB Emerging Issues Task Force).” The amendments in this ASU clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in this ASU are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The Bank is currently assessing the impact that ASU 2014-04 will have on its financial statements.

Note 2.	Securities

Amortized cost and fair values of securities available for sale at December 31, 2013, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value

Securities of U.S. government and federal agencies	$1,000,000	$—	$(53,270)	$946,730
Mortgage-backed securities	8,177,533	76,082	(124,504)	8,129,111
Securities of states and political subdivisions	3,330,217	98,521	(54,261)	3,374,477

Total	$12,507,750	$174,603	$(232,035)	$12,450,318

COLONIAL VIRGINIA BANK

Notes to Financial Statements

Amortized cost and fair values of securities available for sale at December 31, 2012, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value

Securities of U.S. government and federal agencies	$1,000,000	$2,050	$—	$1,002,050
Mortgage-backed securities	8,560,343	156,119	(7,165)	8,709,297
Securities of states and political subdivisions	2,069,825	198,585	—	2,268,410

Total	$11,630,168	$356,754	$(7,165)	$11,979,757

Amortized cost and fair values of securities held to maturity at December 31, 2013, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value

Securities of U.S. government and federal agencies	$4,999,919	$—	$(284,204)	$4,715,715
Mortgage-backed securities	72,087	6,599	—	78,686
Securities of states and political subdivisions	800,164	—	(43,026)	757,138

Total	$5,872,170	$6,599	$(327,230)	$5,551,539

Amortized cost and fair values of securities held to maturity at December 31, 2012, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value

Securities of U.S. government and federal agencies	$2,509,995	$894	$(8,183)	$2,502,706
Mortgage-backed securities	111,157	10,037	—	121,194

Total	$2,621,152	$10,931	$(8,183)	$2,623,900

Securities pledged to secure deposits of the Commonwealth of Virginia totaled approximately $430,000 and $300,000 at December 31, 2013 and 2012, respectively. Securities pledged to secure advances at the Federal Home Loan Bank totaled approximately $2,178,834 and $4,273,592 at December 31, 2013 and 2012, respectively.

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2013, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

One to five years	$898,504	$958,185	$—	$—
Five to ten years	3,110,146	3,059,763	3,372,132	3,233,304
After ten years	8,499,100	8,432,370	2,500,038	2,318,235

Total	$12,507,750	$12,450,318	$5,872,170	$5,551,539

For the years ended December 31, 2013 and 2012, proceeds from sales and calls of securities available for sale totaled $1,000,000 and $7,251,120, respectively. Gross realized gains on these sales and calls totaled $0 and $6,867, respectively. There were no gross realized losses on those sales and calls. For the years ended December 31, 2013 and 2012, proceeds from maturities of securities available for sale totaled $400,000 and $1,600,000, respectively.

For the years ended December 31, 2013 and 2012, proceeds from maturities or calls of securities held to maturity totaled $1,000,000 and $2,000,000, respectively. There were no gross realized gains or losses on these maturities or calls.

At December 31, 2013, 18 investment securities had an unrealized loss of $559,265 and a market value of $11,910,279. The investment securities are obligations of entities that are excellent credit risks. The temporary impairment noted is the result of market conditions and does not reflect on the ability of the issuers to repay the obligations. There were two investment securities held at December 31, 2013 that had been in an unrealized loss position for greater than 12 months. These two securities had a total unrealized loss of $104,588 and a market value of $1,395,450 at December 31, 2013. The Bank does not intend to sell these securities and it is not more-than-likely that the Bank will be required to sell the securities before recovery of its amortized cost.

At December 31, 2012, six investment securities had an unrealized loss of $15,348 and a market value of $3,694,623. The investment securities are obligations of entities that are excellent credit risks. The temporary impairment noted is the result of market conditions and does not reflect on the ability of the issuers to repay the obligations. There were no investment securities held at December 31, 2012 that had been in an unrealized loss position for greater than 12 months.

	Less Than 12 Months		12 Months or More		Total
December 31, 2013 Description of Securities	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Securities of U.S. government and federal agencies	$4,266,995	$(232,886)	$1,395,450	$(104,588)	$5,662,445	$(337,474)
Mortgage backed securities	4,147,904	(124,504)	—	—	4,147,904	(124,504)

Securities of states and political subdivision	2,099,930	(97,287)	—	—	2,099,930	(97,287)

Total temporarily impaired securities	$10,514,829	$(454,677)	$1,395,450	$(104,588)	$11,910,279	$(559,265)

COLONIAL VIRGINIA BANK

Notes to Financial Statements

	Less Than 12 Months		12 Months or More		Total
December 31, 2012 Description of Securities	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Securities of U.S. government and federal agencies	$1,501,755	$(8,183)	$—	$—	$1,501,755	$(8,183)
Mortgage backed securities	2,192,868	(7,165)	—	—	2,192,868	(7,165)

Total temporarily impaired securities	$3,694,623	$(15,348)	$—	$—	$3,694,623	$(15,348)

Note 3.	Loans

The loan portfolio was composed of the following at the dates indicated:

	December 31,
	2013	2012
Real Estate:
Residential	$37,060,437	$39,992,329
Commercial	14,696,482	18,116,536
Construction and land development	11,662,677	8,930,052
Commercial, industrial and agricultural	6,996,504	8,724,345
Consumer and all other loans	2,749,636	3,543,397

	$73,165,736	$79,306,659
Allowance for loan losses	1,604,150	2,079,051
Unearned income	179,903	190,331

Loans, net	$71,381,683	$77,037,277

Overdrafts totaling $34,710 and $10,439 at December 31, 2013 and 2012, respectively, were reclassified from deposits to loans.

The following is a summary of impaired loans at December 31, 2013:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

With no related allowance:
Real Estate
Commercial	$1,271,672	$1,271,672	$—	$1,043,053	$36,533
Residential	1,903,688	1,903,688	—	1,914,565	107,982
Construction	2,447,823	2,447,823	—	2,577,992	90,677
Commercial	38,814	38,814	—	51,033	2,143
Consumer	534,022	534,022	—	550,725	24,942

	$6,196,019	$6,196,019	$—	$6,137,368	$262,277

COLONIAL VIRGINIA BANK

Notes to Financial Statements

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized

With an allowance recorded:
Real Estate
Commercial	$105,438	$105,438	$35,438	$106,676	$8,564
Residential	1,573,936	1,573,936	275,370	1,528,858	77,250
Construction	61,777	61,777	6,277	50,490	5,019
Commercial	385,080	385,080	75,599	304,943	15,620
Consumer	329,377	329,377	64,552	340,644	18,740

	$2,455,608	$2,455,608	$457,236	$2,331,611	$125,193

Total:
Real Estate
Commercial	$1,377,110	$1,377,110	$35,438	$1,149,729	$45,097
Residential	3,477,624	3,477,624	275,370	3,443,423	185,232
Construction	2,509,600	2,509,600	6,277	2,628,482	95,696
Commercial	423,894	423,894	75,599	355,976	17,763
Consumer	863,399	863,399	64,552	891,369	43,682

	$8,651,627	$8,651,627	$457,236	$8,468,979	$387,470

The following is a summary of impaired loans at December 31, 2012:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance:
Real Estate
Commercial	$1,557,825	$1,557,825	$—	$1,581,811	$93,230
Residential	1,628,661	1,628,661	—	1,655,324	92,638
Construction	2,172,332	2,172,332	—	2,241,160	57,809
Commercial	357,694	357,694	—	246,014	12,875
Consumer	27,387	27,387	—	33,980	2,583

	$5,743,899	$5,743,899	$—	$5,758,289	$259,135

With an allowance recorded:
Real Estate
Commercial	$59,058	$59,058	$17,058	$59,781	$4,705
Residential	1,710,985	1,710,985	322,722	1,748,025	102,790
Construction	655,837	655,837	344,009	659,902	40,691
Commercial	755,403	755,403	231,326	845,075	75,250
Consumer	568,303	568,303	79,934	295,390	28,811

	$3,749,586	$3,749,586	$995,049	$3,608,173	$252,247

Total:
Real Estate
Commercial	$1,616,883	$1,616,883	$17,058	$1,641,592	$97,935
Residential	3,339,646	3,339,646	322,722	3,403,349	195,428
Construction	2,828,169	2,828,169	344,009	2,901,062	98,500
Commercial	1,113,097	1,113,097	231,326	1,091,089	88,125
Consumer	595,690	595,690	79,934	329,370	31,394

	$9,493,485	$9,493,485	$995,049	$9,366,462	$511,382

COLONIAL VIRGINIA BANK

Notes to Financial Statements

Included in impaired loans are troubled debt restructurings. At December 31, 2013 and 2012, $5,087,074 and $3,881,044 in loans were modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral.

The following is a summary of troubled debt restructurings at December 31, 2013:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Real Estate
Commercial	2	$626,606	$626,606
Residential	11	1,610,205	1,610,205
Construction	4	1,928,764	1,928,764
Commercial	6	401,448	401,448
Consumer	1	520,051	520,051

	24	$5,087,074	$5,087,074

Troubled debt restructuring entered during 2013 totaled $2,020,617. Restructured loans totaling $635,896 defaulted on the modified terms during the first twelve months. Troubled debt restructuring entered during 2012 totaled $407,887 and restructured loans totaling $13,172 defaulted on the modified terms during the first twelve months.

Modifications on troubled debt restructuring entered during 2013 include six payment restructures, one payment and interest rate reduction and two consolidation/extensions.

The following is a summary of troubled debt restructurings at December 31, 2012:

	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Real Estate
Commercial	1	$141,940	$141,940
Residential	5	971,549	971,549
Construction	4	1,966,804	1,966,804
Commercial	5	259,097	259,097
Consumer	1	541,654	541,654

	16	$3,881,044	$3,881,044

The following is a summary of credit quality at December 31, 2013:

	Real Estate
	Commercial	Residential	Construction	Commercial	Consumer
Grade:
Pass	$11,412,078	$27,038,141	$7,859,428	$4,650,452	$1,723,886
Watch	1,212,507	4,175,334	441,841	941,192	103,025
Special mention	694,787	2,369,339	851,808	980,966	59,326
Substandard	1,377,110	3,457,623	2,509,600	423,894	863,399
Doubtful	—	20,000	—	—	—
Loss	—	—	—	—	—

Total	$14,696,482	$37,060,437	$11,662,677	$6,996,504	$2,749,636

COLONIAL VIRGINIA BANK

Notes to Financial Statements

The following is a summary of credit quality at December 31, 2012:

	Real Estate
	Commercial	Residential	Construction	Commercial	Consumer
Grade:
Pass	$14,738,738	$31,916,722	$4,990,457	$6,537,859	$2,483,914
Watch	1,183,215	2,762,688	927,197	1,023,819	157,179
Special mention	577,700	1,973,273	184,229	49,570	306,614
Substandard	1,616,883	3,304,611	2,828,169	1,113,097	594,076
Doubtful	—	35,035	—	—	1,614
Loss	—	—	—	—	—

Total	$18,116,536	$39,992,329	$8,930,052	$8,724,345	$3,543,397

The following is a summary of past due and nonaccrual loans at December 31, 2013:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90 Days Past Due and Still Accruing	Non-Accrual Loans

Real Estate
Commercial	$—	$428,102	$132,606	$560,708	$14,135,774	$14,696,482	$—	$132,606
Residential	2,208,120	270,928	489,342	2,968,390	34,092,047	37,060,437	—	961,481
Construction	177,326	—	96,000	273,326	11,389,351	11,662,677	—	1,700,987
Commercial	168,383	—	35,686	204,069	6,792,435	6,996,504	—	201,091
Consumer	279,836	—	—	279,836	2,469,800	2,749,636	—	—

Total	$2,833,665	$699,030	$753,634	$4,286,329	$68,879,407	$73,165,736	$—	$2,996,165

The following is a summary of past due and nonaccrual loans at December 31, 2012:

2012
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90 Days Past Due and Still Accruing	Non-Accrual Loans

Real Estate
Commercial	$59,058	$—	$269,058	$328,116	$17,788,420	$18,116,536	$—	$286,307
Residential	1,484,791	466,769	503,537	2,455,097	37,537,232	39,992,329	30,161	540,304
Construction	38,095	39,203	63,548	140,846	8,789,206	8,930,052	—	1,454,946
Commercial	292,391	145,031	—	437,422	8,286,923	8,724,345	—	39,635
Consumer	11,690	—	1,614	13,304	3,530,093	3,543,397	—	1,614

Total	$1,886,025	$651,003	$837,757	$3,374,785	$75,931,874	$79,306,659	$30,161	$2,322,806

COLONIAL VIRGINIA BANK

Notes to Financial Statements

An analysis of the allowance for loan losses was as follows for December 31, 2013:

	Real Estate	Commercial Non Real Estate	Consumer Non Real Estate	Total
Allowance for loan losses:
Beginning Balance	$1,594,123	$357,935	$126,993	$2,079,051
Charge-offs	(424,825)	(284,677)	(4,635)	(714,137)
Recoveries	104	2,671	81,461	84,236
Provision	155,632	109,656	(110,288)	155,000

Ending Balance	$1,325,034	$185,585	$93,531	$1,604,150

Ending Balance:

Individually evaluated for impairment	$317,085	$75,599	$64,552	$457,236
Collectively evaluated for impairment	1,007,949	109,986	28,979	1,146,914

Financing Receivables:
Ending Balance:

Individually evaluated for impairment	$7,364,334	$423,894	$863,399	$8,651,627
Collectively evaluated for impairment	56,055,262	6,572,610	1,886,237	64,514,109

	$63,419,596	$6,996,504	$2,749,636	$73,165,736

An analysis of the allowance for loan losses was as follows for December 31, 2012:

	Real Estate	Commercial Non Real Estate	Consumer Non Real Estate	Total
Allowance for loan losses:
Beginning Balance	$1,428,425	$648,681	$95,264	$2,172,370
Charge-offs	(345,239)	(57,352)	(53,357)	(455,948)
Recoveries	35,029	3,764	20,511	59,304
Provision	475,908	(237,158)	64,575	303,325

Ending Balance	$1,594,123	$357,935	$126,993	$2,079,051

Ending Balance:
Individually evaluated for impairment	$683,789	$231,326	$79,934	$995,049
Collectively evaluated for impairment	910,334	126,609	47,059	1,084,002

Financing Receivables:
Ending Balance:

Individually evaluated for impairment	$7,784,698	$1,113,097	$595,690	$9,493,485
Collectively evaluated for impairment	59,254,219	7,611,248	2,947,707	69,813,174

	$67,038,917	$8,724,345	$3,543,397	$79,306,659

COLONIAL VIRGINIA BANK

Notes to Financial Statements

Note 4.	Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31,
	2013	2012

Bank building and improvements	$2,072,511	$2,072,511
Land and land improvements	2,058,735	2,058,735
Furniture, fixtures and equipment	1,497,914	1,402,764
Construction in progress	1,200	19,465

	$5,630,360	$5,553,475
Less accumulated depreciation	2,010,675	1,837,751

	$3,619,685	$3,715,724

Depreciation expense for the years ended December 31, 2013 and 2012 totaled $172,924 and $232,351, respectively.

The Bank currently leases office space located at 101 Production Drive in Yorktown, Virginia to operate a single purpose loan production office (“LPO”). The lease was originally executed in March 2012 as an operating lease for a three year term, expiring March 31, 2015. The lease calls for monthly payments of $1,552.50. While Accounting Standards issued by the Financial Accounting Standards Board may require, at some future date, that this lease be treated as a capitalized lease, the Bank currently treats it as an operating lease, recording lease expense on a monthly basis.

Note 5.	Borrowings

The Bank had $1,500,000 in fixed-rate Federal Home Loan Bank borrowings at December 31, 2013 and 2012, respectively. The weighted-average interest rate on the borrowings was 0.55% at December 31, 2013. The total amount of advances at December 31, 2013 mature in 2015. See Note 2 for information on securities pledged as collateral for these borrowings. The FHLB provides a floating credit facility to the Bank, computed as 20% of total assets at the previous quarter-end. As of December 31, 2013, the total amount available to borrow was $21,810,000.

The Bank has unsecured lines of credit with correspondent banks totaling $5.3 million available for overnight borrowing. No balances were outstanding on these lines at December 31, 2013 or 2012.

Note 6.	Related Party Transactions

In the normal course of business, the Bank extends credit to directors and executive officers. The aggregate amount of outstanding loans at December 31, 2013 and 2012 totaled $1,722,342 and $1,667,156, respectively. During the year ended December 31, 2013, total principal additions were $554,895 and total principal repayments were $499,709.

Deposits from related parties totaled $10,302,796 and $9,397,080 at December 31, 2013 and 2012, respectively.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

Note 7.	Time Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2013 and 2012 was $21,885,799 and $23,932,926, respectively.

At December 31, 2013, the scheduled maturities on certificates of deposit are as follows:

2014	$27,256,601
2015	11,976,974
2016	5,129,634
2017	2,041,377
2018	1,147,474

$47,552,060

The Bank obtains certain deposits through the efforts of third-party brokers. At December 31, 2013 and 2012, brokered deposits totaled $9,773,000 and $10,018,000, respectively, and were included in time deposits on the Bank’s balance sheets.

Note 8.	Income Taxes

The Bank files income tax returns in the U.S. federal jurisdiction. With few exceptions, the Bank is no longer subject to U.S. federal and state income tax examinations by tax authorities for years prior to 2010.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2013 and 2012 are presented below:

	December 31,
	2013	2012
Deferred Tax Assets:
Allowance for loan losses	$384,770	$557,587
Deferred compensation	529,312	476,647
Other real estate owned	90,361	288,924
Nonaccrual interest	36,239	26,876
Pension adjustment	13,134	18,234
Contributions carryover	18,898	21,033
Unrealized loss on securities	19,527	—

	$1,092,241	$1,389,301
Deferred Tax Liabilities:
Bank premises and equipment	28,808	31,489
Unrealized gains on securities	—	118,860

	$28,808	$150,349

Net Deferred Tax Assets	$1,063,433	$1,238,952

COLONIAL VIRGINIA BANK

Notes to Financial Statements

The provision (benefit) for income taxes charged to operations for the years ended December 31, 2013 and 2012:

	2013	2012

Current tax expense (benefit)	$(110,679)	$214,396
Deferred tax expense (benefit)	308,806	(183,672)

Income tax provision	$198,127	$30,724

The reasons for the differences between income tax provision (benefit) and the amount computed by applying the statutory federal income tax rate are as follows:

	December 31,
	2013	2012
Income taxes computed at the applicable federal income tax rate	$252,342	$97,149
Increase (decrease) resulting from Tax exempt income	(67,756)	(62,855)
Change in valuation allowance	—	(48,830)
Other	13,541	45,260

	$198,127	$30,724

Contribution carry forwards totaling approximately $19,880 expired December 31, 2013.

Note 9.	Financial Instruments with Off-Balance-Sheet Risk

The Bank is party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

The following financial instruments were outstanding whose contract amounts represent credit risk:

	December 31,
	2013	2012
	(in thousands)

Commitments to grant loans	$1,378	$1,089
Unfunded commitments under lines of credit	12,445	10,539
Commercial and standby letters of credit	297	131

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed

COLONIAL VIRGINIA BANK

Notes to Financial Statements

expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments, if deemed necessary.

The Bank maintains its cash accounts in several correspondent banks. The amount by which cash on deposit in those banks exceeds the federally insured limits totaled $5,044,926 and $73,694 at December 31, 2013 and 2012, respectively.

Note 10.	Stock Option Plan

During 2004, the Bank adopted an incentive stock plan under which options may be granted to certain key employees and directors for purchase of the Bank’s common stock. The effective date of the plan was June 16, 2004, with an expiration date of June 16, 2014. The plan reserves for issuance 75,000 shares of the Bank’s voting common stock. At December 31, 2013, 30,296 shares remained available for granting under the plan. The stock option plan requires that options be granted at an exercise price equal to at least 100% of the fair market value of the common stock on the date of the grant. Such options are generally not exercisable until one year from the date of issuance. The options will expire in no more than ten years after the date of grant. Compensation expense recognized in 2013 and 2012 totaled $8,012 and $22,952, respectively.

A summary of the status of the Bank’s stock option plan is presented below:

	2013			2012
		Average	Average		Average
		Exercise	Intrinsic		Exercise
	Shares	Price	Value (1)	Shares	Price

Outstanding at beginning of year	42,304	$18.06		34,404	$20.46
Granted	—	—		8,500	8.29
Exercised	—	—		—	—
Expired	(2,600)	21.04		(600)	17.39
Outstanding at end of year	39,704	$17.87	$—	42,304	$18.06

Options exercisable, end of year	39,704	17.87	$—	33,804	20.52

Weighted average fair value of options granted during the year	$—			$3.26

COLONIAL VIRGINIA BANK

Notes to Financial Statements

(1)	The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amount changes based on changes in the market value of the Bank’s stock.

Information pertaining to options outstanding at December 31, 2013 is as follows:

	Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$6.75	1,000	8.67 years	$6.75
$8.50	7,500	8.28 years	$8.50
$12.50	1,000	7.67 years	$12.50
$14.10	2,000	4.79 years	$14.10
$17.50	1,000	6.67 years	$17.50
$21.00 - 22.00	27,204	0.70 years	$21.35

Note 11.	Employee Benefits

In October 2004, the Bank implemented an Executive Retirement Plan (“SERP”) in order to attract future executives and retain current executives as well as to provide additional deferred compensation benefits for such employees. Currently, these benefits are available to the Bank’s past President and Chief Executive Officer (“Retired CEO”) who retired on June 30, 2011, current President and Chief Executive Officer (“CEO”) and Executive Vice President and Chief Financial Officer (“CFO”). The Retired CEO’s post retirement benefits were subject to a six month deferral after the effective date of retirement. Therefore, after his June 30, 2011 retirement, he became eligible for payout of benefits beginning January 1, 2012 equal to 55% of his final three years’ average salary.

Under the SERP, the CFO is entitled to receive retirement benefits in an amount that is based on a fixed percentage of his final three year average of total salary including bonuses, if any, depending on his age at retirement (giving effect to certain present value calculations and salary increase assumptions). Should he remain at the Bank until he reaches age 65, he will be entitled to receive the maximum benefit of 55% of his final three years’ average salary, including bonuses, if any. These benefits become payable upon his retirement, subject to a six month deferral, and will be paid over a period of 15 years. The Bank also tracks the present value of future retirement benefits and documents that amount as a survivor liability of the Bank to the executive’s estate in the event of the executive’s death prior to full payout of the retirement benefit.

The Bank’s commitment under the CEO’s plan is to pay a fixed retirement benefit of $6,000 per month for fifteen years beginning at a retirement age of 65 and including a 2% annual cost of living increase. The plan also allows for a reduced retirement benefit should the CEO retire no earlier than age 60, after completing 10 years of service.

The Bank records periodic accruals for the cost of providing such benefits by charges to income. The amount expensed is impacted by actuarial assumptions including an annual discount rate of 6.00% and an assumed annual salary increase of 3.00%. The Bank expensed

COLONIAL VIRGINIA BANK

Notes to Financial Statements

$170,630 and $170,206 during the years ended December 31, 2013 and 2012, respectively, for the SERP. Accounting guidance during 2006 required an initial implementation adjustment of $210,946 recorded as a reduction in accumulated other comprehensive income. The adjustment amount attributed to the retired CEO was amortized into expense prior to his retirement on June 30, 2011. The remaining amount, attributed to the CFO, will continue to be amortized into expense until he reaches full retirement age of 65. Amortization included in expense in 2013 and 2012 totaled $14,976, respectively.

In order to fund the SERP, the Bank purchased life insurance policies aggregating $7.9 million as of December 31, 2013 on the lives of the retired CEO, CEO and CFO. The Bank is the owner and beneficiary of these policies. The policies had an aggregate cash surrender value to the Bank of $3,989,989 and $3,854,230 at December 31, 2013 and 2012, respectively, which is reflected in other assets on the Bank’s Balance Sheets. The death benefit under each of the associated life insurance policies is adequate to both fund the survivor liability described above, as well as provide a short-term income windfall to the Bank.

	2013	2012

Change in Benefit Obligation
Projected Benefit Obligation, Beginning of the Year	$1,455,602	$1,393,550
Service cost	66,771	70,065
Interest cost	88,883	85,165
Benefits paid	(93,178)	(93,178)

Projected Benefit Obligation, End of the Year	$1,518,078	$1,455,602

Amounts Recognized in the Balance Sheet
Other liabilities, accrued SERP liability	$1,518,078	$1,455,602

Amounts Recognized in Accumulated Other Comprehensive Loss
Accrued SERP liability	$38,722	$53,698
Deferred income tax benefit	(13,134)	(18,234)

	$25,588	$35,464

Components of Net Periodic Benefit Cost
Service cost	$66,771	$70,065
Interest cost	88,883	85,165
Amortization of prior service cost	14,976	14,976

Net Periodic Benefit Cost	$170,630	$170,206

Other Changes in Benefit Obligations Recognized in Other Comprehensive Loss (Income)
Amortization of prior service cost	$(14,976)	$(14,976)

Total recognized in other comprehensive income	$(14,976)	$(14,976)

Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Loss (Income)	$155,654	$155,230

COLONIAL VIRGINIA BANK

Notes to Financial Statements

The following benefit payments reflecting the appropriate expected future service are expected to be paid:

Pension Benefits
(in thousands)
2014	$93
2015	93
2016	93
2017	177
2018	185
2019-2023	925

401(k) Plan

The Bank currently has a 401(k) defined contribution plan applicable to all eligible employees. On April 12, 2011, the Board of Directors approved a discretionary matching contribution to the Plan, effective July 1, 2011, of 50% of the first 6% of employee contributions. The matching contribution totaled $34,887 and $32,707 in 2013 and 2012, respectively. Future contributions will be at the discretion of the Board of Directors. Employees may elect to contribute to the Plan an amount up to 100% of their salary, not to exceed the maximum contribution allowed by the Internal Revenue Service. There is no Bank common stock included in the 401(k) Plan assets.

Note 12.	Regulatory Requirements

Under regulatory guidelines, the Bank may pay dividends only out of its retained earnings. However, regulatory authorities may limit the payment of dividends by any bank when it is determined that such a limitation is necessary to ensure financial soundness. At December 31, 2013, there are no retained earnings available from which to pay dividends.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, financial institutions must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. A financial institution’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require financial institutions to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2013, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2013, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

The Bank’s actual capital amounts and ratios as of December 31, 2013 and 2012 are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Amounts in Thousands)
As of December 31, 2013:
Total Capital (to Risk Weighted Assets)	$13,187	16.65%	$6,338	8.00%	$7,922	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$12,194	15.39%	$3,169	4.00%	$4,753	6.00%
Tier 1 Capital (to Average Assets)	$12,194	10.55%	$4,621	4.00%	$5,777	5.00%

As of December 31, 2012:
Total Capital (to Risk Weighted Assets)	$12,496	14.86%	$6,729	8.00%	$8,411	10.00%
Tier 1 Capital (to Risk Weighted Assets)	$11,567	13.75%	$3,364	4.00%	$5,046	6.00%
Tier 1 Capital (to Average Assets)	$11,567	9.70%	$4,772	4.00%	$5,965	5.00%

Note 13.	Fair Value of Assets and Liabilities

Determination of Fair Value

The Bank uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Bank groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 – Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 – Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are observable in the market.

The following describes the valuation techniques used by the Bank to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2). Restricted stock is carried at cost based on the redemption provisions of the Federal Reserve Bank and Federal Home Loan Bank and is therefore excluded from the following table.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

The following table presents the balances (in thousands) of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012:

		Fair Value Measurements at December 31, 2013
		Using
	Balance as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description
Assets:
Securities of U.S. government agencies	$947	$—	$947	$—
Mortgage-backed securities	8,129	—	8,129	—
Securities of states and political subdivisions	3,374	—	3,374	—

Total available- for-sale securities	$12,450	$—	$12,450	$—

		Fair Value Measurements at December 31, 2012
		Using
	Balance as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Description
Assets:
Securities of U.S. government agencies	$1,002	$—	$1,002	$—
Mortgage-backed securities	8,709	—	8,709	—
Securities of states and political subdivisions	2,268	—	2,268	—

Total available- for-sale securities	$11,979	$—	$11,979	$—

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

The following describes the valuation techniques used by the Bank to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements:

Impaired Loans: Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral

COLONIAL VIRGINIA BANK

Notes to Financial Statements

securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined using a market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old or uses an income approach, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’s financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the statements of operations.

Other Real Estate Owned: Loans are transferred to other real estate owned when the collateral securing them is foreclosed on. The measurement of loss associated with foreclosed assets is based on the fair value of the collateral compared to the unpaid loan balance and anticipated costs to sell the property. The value of real estate collateral is determined utilizing a market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of foreclosed assets is over two years old or uses and income approach, then the fair value is considered Level 3. Any fair value adjustments are recorded in the period incurred and expensed against current earnings.

The following table summarizes our assets (in thousands) that were measured at fair value on a nonrecurring basis during the period.

		Fair Value Measurements at December 31, 2013
		Using
Description	Balance as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans	$1,998	$—	$1,579	$419
Other real estate owned	1,010	—	1,010	—

COLONIAL VIRGINIA BANK

Notes to Financial Statements

		Fair Value Measurements at December 31, 2012 Using
Description	Balance as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Impaired loans	$2,755	$—	$2,147	$608
Other real estate owned	2,279	—	1,102	1,177

The following table displays quantitative information (in thousands) about Level 3 Fair Value Measurements for December 31, 2013:

	Fair Value Measurements at December 31, 2013
Description	Fair Value	Valuation Technique(s)	Unobservable Inputs	Range (Weighted Average)
Assets:
Impaired loans	$419	Discounted appraised value	Discount for selling costs; age of appraisals & financial strength of borrower.	8% -50% (22%)

The following methods and assumption were used by the Bank in estimating fair value disclosures for financial instruments:

Cash, short-term investments and federal funds sold: The carrying amounts of cash and short-term instruments approximate fair values. The carrying amounts of interest-bearing deposits maturing within 90 days approximate their fair values.

Loans: For certain homogeneous categories of loans, such as some residential mortgages, and other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Bank-owned life insurance: The fair value of bank-owned life insurance is the cash surrender value and is routinely reconciled to “Cash Value Reports” received from the respective providers.

Deposits: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

Borrowings: Fair values are estimated using discounted cash flow analyses based on current market rates for similar types of borrowing arrangements.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Off-balance-sheet instruments: Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2013 and 2012, the fair value of loan commitments and standby letters of credit were immaterial.

The estimated fair values and related carrying amounts (in thousands) of the Bank’s financial instruments at December 31, 2013 are as follows:

		Fair Value Measurements at December 31, 2013
		Using
	Balance as of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Financial Assets:
Cash and short-term investments	$14,175	$14,175	$—	$—
Securities, AFS	12,450	—	12,450	—
Securities, HTM	5,872	—	5,552	—
Loans, net	71,382	—	1,579	70,564
BOLI	3,990	—	3,990	—
Accrued interest receivable	320	—	320	—

Financial Liabilities:
Deposits	$99,475	$—	$99,703	$—
FHLB advances and other debt	1,500	—	1,497	—
Accrued interest payable	46	—	46	—

COLONIAL VIRGINIA BANK

Notes to Financial Statements

The estimated fair values and related carrying amounts (in thousands) of the Bank’s financial instruments at December 31, 2012 are as follows:

		Fair Value Measurements at December 31, 2012
		Using
	Balance as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Cash and short-term investments	$13,756	$13,756	$—	$—
Securities, AFS	11,980	—	11,980	—
Securities, HTM	2,621	—	2,624	—
Loans, net	77,037	—	2,147	74,890
BOLI	3,854	—	3,854	—
Accrued interest receivable	307	—	307	—

Financial Liabilities:
Deposits	$102,681	$—	$103,141	$—
FHLB advances and other debt	1,500	—	1,502	—
Accrued interest payable	60	—	60	—

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank’s overall interest rate risk.

Note 14.	Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common shareholders.

COLONIAL VIRGINIA BANK

Notes to Financial Statements

	2013		2012
		Per Share		Per Share
	Shares	Amount	Shares	Amount
Basic earnings (loss) per share	610,175	$0.89	610,175	$0.42

Effect of dilutive securities, Stock options	—		—

Diluted earnings (loss) per share	610,175	$0.89	610,175	$0.42

During the years ended December 31, 2013 and 2012, options representing 39,704 and 33,804 shares on average were excluded from the calculation of diluted earnings per share because their impact would be anti-dilutive.

Note 15.	Accumulated Other Comprehensive Income

The following table presents information on changes in accumulated other comprehensive income for the periods indicated:

	Net Unrealized Gains/(Losses) On Securities	Adjustments Related to Pension and Other Post Retirement Benefits	Accumulated Other Comprehensive Income/(Loss)

Balance at December 31, 2011	$216,900	$(45,340)	$171,560
Net unrealized losses arising during the period, net of tax of $9,459	18,360	—	18,360
Net unrealized gains reversed upon the liquidation of investment securities, net of tax benefit of $2,335	(4,532)	—	(4,532)
Change in the funded status of pension and other post- retirement plans, net of tax of $5,100	—	9,876	9,876

Balance at December 31, 2012	$230,728	$(35,464)	$195,264
Net unrealized losses arising during the period, net of tax benefit of $138,387	(268,634)	—	(268,634)
Net unrealized gains reversed upon the liquidation of investment securities, net of tax of $0	—	—	—
Change in the funded status of pension and other post- retirement plans, net of tax of $5,100	—	9,876	9,876

Balance at December 31, 2013	$(37,906)	$(25,588)	$(63,494)

Note 16.	Subsequent Events

The Bank had, as a part of its 2013 strategic planning, engaged the firm of Sandler O’Neill to evaluate strategies for raising capital and other general potential options for growth. After several discussions, it was determined that partnering with other financial institutions presented the best options for the Bank. On March 20, 2014, the Bank’s Board of Directors unanimously approved and signed a definitive merger agreement with Xenith Bankshares, Inc. (NASDAQ: XBKS), parent company of Xenith Bank, whereby the Bank will be merged with and into Xenith Bank. The merger is expected to close before the end of the second quarter of 2014. As of December 31, 2013, Xenith had total assets of $680 million.

Subsequent events have been considered through March 20, 2014, the same date on which these financial statements were issued.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders

Colonial Virginia Bank

Gloucester, Virginia

Report on the Financial Statements

We have audited the accompanying financial statements of Colonial Virginia Bank which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colonial Virginia Bank as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Winchester, Virginia
March 20, 2014

Appendix A

EXECUTION VERSION

AGREEMENT OF MERGER

dated as of

March 20, 2014

among

COLONIAL VIRGINIA BANK,

XENITH BANKSHARES, INC.

and

XENITH BANK

A - i

A - ii

A - iii

A - iv

Section 12.08	Jurisdiction	A-61
Section 12.09	WAIVER OF JURY TRIAL	A-61
Section 12.10	Counterparts; Effectiveness	A-61
Section 12.11	Entire Agreement	A-62
Section 12.12	Severability	A-62
Section 12.13	Specific Performance	A-62

SCHEDULES:

Bank Disclosure Schedule (omitted)

Parent Disclosure Schedule (omitted)

EXHIBITS:

Exhibit A – Form of Plan of Merger (see Appendix B to proxy statement / prospectus)

Exhibit B – Form of Voting Agreement (see Appendix D to proxy statement / prospectus)

Exhibit C – Form of Separation and Consulting Agreement

Exhibit D – Form of Offer Letter

Exhibit E – Form of Director Release

Exhibit F – Form of Officer Release

Exhibit G – Form of Bank Rule 145 Affiliate Letter

Exhibit H – Form of Tax Representation Letter from the Parent

Exhibit I – Form of Tax Representation Letter from the Bank

Exhibit J – Form of Excess Parachute Payment Agreement

A - v

AGREEMENT OF MERGER

AGREEMENT OF MERGER (this “Agreement”) dated as of March 20, 2014, among Colonial Virginia Bank, a Virginia banking corporation (the “Bank”), Xenith Bankshares, Inc., a Virginia corporation (“Parent”), and Xenith Bank, a Virginia banking corporation and a wholly-owned subsidiary of Parent (“Xenith Bank”).

WHEREAS, the respective Boards of Directors of the Bank, Parent and Xenith Bank deem it in the best interests of their respective shareholders and corporations for Parent to acquire the Bank by means of a merger of the Bank with and into Xenith Bank with Xenith Bank being the survivor (the “Merger”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance thereof, the respective Boards of Directors of the Bank, Parent and Xenith Bank have adopted and approved the Merger and this Agreement, including the Plan of Merger in the form attached as Exhibit A hereto (the “Plan of Merger”);

WHEREAS, Parent, as sole shareholder of Xenith Bank, shall immediately hereafter approve the Merger and this Agreement, including the Plan of Merger;

WHEREAS, concurrently with the execution of this Agreement, as a condition of the willingness of Parent and Xenith Bank to enter into this Agreement, certain shareholders of the Bank have agreed to enter into a voting agreement (the “Voting Agreement”) substantially in the form attached hereto as Exhibit B providing for, among other things, the agreement of such shareholders to vote Bank Shares, representing in the aggregate approximately 13% of the outstanding Bank Shares, in favor of the Plan of Merger and the approval and adoption of this Agreement; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. (a) The following terms, as used herein, have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Bank Balance Sheet” means the Balance Sheet of the Bank as of December 31, 2013 and the footnotes thereto.

“Bank Balance Sheet Date” means December 31, 2013.

“Bank Merger Act” means Section 18(c) of the Federal Deposit Insurance Act, codified at 12 U.S.C. 1828(c).

“Bank Preferred Stock” means the preferred stock, $5.00 par value, of the Bank.

“Bank Shares” means the shares of common stock, par value $5.00 per share, of the Bank.

“BFI” means the Bureau of Financial Institutions division of the State Corporation Commission of the Commonwealth of Virginia.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Richmond, Virginia are authorized or required by law to close.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of December 18, 2013, between the Bank and Parent.

“Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Employee Benefit Plan” means an “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) or any other employee benefit program or arrangement, including, without limitation, any pension, profit sharing, deferred compensation, retirement, bonus, stock option, stock appreciation right, stock purchase or restricted stock plan, severance or “golden parachute” arrangement, consulting agreement, incentive plan, or any other compensation, perquisite, welfare or fringe benefit plan, program or arrangement providing benefits for, or for the welfare of, any or all of the current or former employees, leased employees, officers or directors of the Bank or any ERISA Affiliate, or the beneficiaries of any such persons.

“Environmental Laws” means any federal, state, local or foreign law (including common law), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or requirement or any agreement with any governmental authority or other third party, regarding human health and safety, the environment or pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of the Bank as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other trade or business, whether or not incorporated that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“FDIC” means the Federal Deposit Insurance Corporation.

“Insider” has the meaning set forth in 12 C.F.R. §215.1(h).

“knowledge of the Bank” or “Bank’s knowledge” means the actual knowledge after due inquiry of Robert L. Bailey or Kenneth E. Smith.

“knowledge of Parent” means the actual knowledge of T. Gaylon Layfield, III or Thomas W. Osgood.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means, with respect to any Person, any event, change, fact, circumstance or condition that has a material adverse effect on (i) the prospects, condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, or (ii) the ability of such Person to perform its obligations under or to consummate the transactions contemplated by this Agreement; provided, however, that none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) changes in tax, banking and similar laws or interpretations thereof by courts or governmental authorities, but only to the extent the effect on such Person is not materially worse than the effect on similarly situated banks and their holding companies, (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, but only to the extent the effect on such Person is not materially worse than the effect on similarly situated banks and their holding companies, (c) changes in national or regional political conditions or general economic or market conditions, (d) actions and omissions of Parent, Xenith Bank or the Bank taken after the date hereof with the prior written consent of the other parties hereto, (e) the effects of compliance by the parties with the covenants and other agreements contained in this Agreement or expenses incurred by the parties in consummating the transactions contemplated by this Agreement, or (g) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, but only to the extent the effect on such Person is not materially worse than the effect on similarly situated banks and their holding companies.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 31, 2013 and the footnotes thereto.

“Parent Balance Sheet Date” means December 31, 2013.

“Parent Preferred Stock” means the preferred stock, par value $1.00 per share, of Parent.

“Parent 10-K” means Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2013.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means any information relating to an identified or identifiable individual, including, but not limited to, name, postal address, email address, telephone number, date of birth, Social Security number (or its equivalent), driver’s license number, account information (including, but not limited to, financial and payment card account information), PIN, health or medical information, Internet Protocol (IP) address, or any other unique identifier or one or more factors specific to the individual’s physical, physiological, mental, economic or social identity, whether such data is in individual or aggregate form and regardless of the media in which it is contained, that may be Processed (as defined below) at any time by Bank or its employees, agents, consultants or service providers.

“Process” or “Processing” means any operation or set of operations performed upon Personal Information, whether or not by automatic means, such as creating, collecting, procuring, obtaining, accessing, recording, organizing, storing, adapting, altering, retrieving, consulting, using, disclosing or destroying the information.

“Regulation O Affiliate” means an “Affiliate” as defined in 12 C.F.R. §215.2(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, other than Parent or any of its Affiliates.

“Transaction Documents” means this Agreement, the Plan of Merger, the Voting Agreement, the Separation and Consulting Agreement and the Offer Letter.

“Virginia Law” means the Code of Virginia.

“VSCA” means the Virginia Stock Corporation Act.

“Whole Loan Transactions” means any transaction involving the sale, transfer or other disposition of a direct or indirect interest in any individual or pool of consumer receivables, trade receivables, auto loans, auto leases, equipment leases, residential or commercial mortgages, manufactured housing loans, first mortgage loans, second mortgage loans, home equity loans, corporate debt or sovereign debt obligations, including, without limitation, collateralized bond obligations, collateralized loan obligations, collateralized mortgage obligations or any similar security.

Any reference in this Agreement to a statute shall be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder.

(b) Other Definitional and Interpretative Provisions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all related rules, regulations, ordinances, directives, treaties and judicial or administrative decisions, judgments, decrees or injunctions of any U.S. or non-U.S. federal, state, local or foreign governmental authority. Each party has been represented and advised by independent counsel of its choice in connection with the execution of this Agreement and has cooperated in the drafting and preparation of this Agreement and the documents delivered in connection herewith. Accordingly, any law that would require interpretation of this Agreement or any document delivered in connection herewith, including any ambiguous, vague or conflicting term herein or therein, against the drafter should not apply and is expressly waived.

(c) The following terms are defined in the sections of the Agreement listed below:

Term	Section
Acquisition Proposal	7.05(i)
Adverse Notice	7.05(d)(i)
Adverse Recommendation Change	7.05(d)
Agreement	Preamble
Average Closing Price	11.01(d)(iii)
Bank	Preamble
Bank Disclosure Documents	5.07
Bank Disclosure Schedule	5.04(a)
Bank Employees	9.10(a)
Bank Fundamental Representations	10.02(a)
Bank Index Ratio	11.01(d)(iii)
Bank Intellectual Property Rights	5.35(c)
Bank Option	3.05(a)
Bank Option Plans	3.05(a)
Bank Proxy Statement	5.10(a)
Bank RAP Statements	5.08(b)
Bank Recommendation	7.05(a)
Bank Regulatory Documents	5.07
Bank Required Filings and Approvals	5.03
Bank Securities	5.05(b)
Bank Shareholder Meeting	7.04(a)
Board	5.03
CAN-SPAM	5.14(a)
CBA	5.20(b)(i)
Certificates	3.03
Closing	2.01(c)
Closing Date	2.01(c)
Code	Preamble
CRA	5.25(b)
Decision Period	11.01(d)(iii)
Deposit Summary	5.09
Determination Date	11.01(d)(iii)
Effective Time	2.01(a)
Employment Agreement	10.02(i)
End Date	11.01(b)(i)
Exchange Agent	3.03
Exchange Ratio	3.02
Excess Parachute Payment Agreement	10.02(n)
FCRA	5.14(a)
FDIA	5.01
GAAP	5.08(a)
GLBA	5.14(a)
Governmental Entity	5.03
Indemnified Person	8.03(a)
Index Price	11.01(d)(iii)

Term	Section
Information Security Incident	5.14(c)
Labor Organization	5.20(b)(i)
Material Contracts	5.16(a)(xi)
Merger	Preamble
Merger Consideration	3.02
Notice Period	7.05(d)(ii)
Parent	Preamble
Parent Disclosure Schedule	6.12
Parent Fundamental Representations	10.03(a)
Parent Option	3.05(a)
Parent Ratio	11.01(d)(iii)
Parent Required Filings and Approvals	6.03
Parent SEC Documents	6.07(a)
Parent Securities	6.05(b)
Parent Stock	3.02
Payment Event	12.04(b)
Per Share Consideration	11.01(d)(iii)
Plan of Merger	Preamble
Privacy Laws	5.14(a)
Qualified Plans	5.20(a)(iii)
Registration Statement	6.09(b)
Securities Portfolio	5.27
Separation and Consulting Agreement	10.02(g)
Starting Price	11.01(d)(iii)
Superior Proposal	7.05(i)
Surviving Bank	2.01(a)
Tax	5.19(o)
Taxing Authority	5.19(o)
Tax Return	5.19(o)
Tax Sharing Agreements	5.19(o)
Third-Party Intellectual Property Rights	5.35(b)
368 Reorganization	5.22
Total Stock Consideration	11.01(d)(iii)
Uncertificated Shares	3.03
Voting Agreement	Preamble
Watch List	5.30(b)
Xenith Bank	Preamble
Xenith Bank Common Stock	3.01

ARTICLE II

THE MERGER; CERTAIN RELATED MATTERS

Section 2.01 The Merger; Closing.

(a) As soon as practicable, but in no event later than three Business Days after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger, the Bank and Xenith Bank shall file articles of merger with the State Corporation Commission of

Virginia and make all other filings or recordings required by Virginia Law in connection with the Merger. The Merger shall become effective (the “Effective Time”) at the time the Certificate of Merger is issued by the State Corporation Commission of Virginia (or at such later time as may be specified in the articles of merger) in accordance with the VSCA. Upon and following the Merger, the separate existence of the Bank shall cease, and Xenith Bank shall be the surviving bank (the “Surviving Bank”).

(b) From and after the Effective Time, the Surviving Bank shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Bank and Xenith Bank, all as provided under the VSCA.

(c) The closing of the Merger (the “Closing”) shall take place at such time and place as Parent and the Bank shall agree, on the date when the Effective Time is to occur (the “Closing Date”).

ARTICLE III

CONVERSION OF THE BANK SHARES; EXCHANGE OF

CERTIFICATES

Section 3.01 Xenith Bank Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of capital stock of the Bank, Parent or Xenith Bank, each issued and outstanding share of common stock, par value $4.00 per share, of Xenith Bank (“Xenith Bank Common Stock”) shall continue to represent one validly issued, fully paid and non-assessable share of common stock, par value $4.00 per share, of the Surviving Bank with the same rights, powers, and privileges as the shares prior to the Effective Time and shall constitute the only outstanding shares of capital stock of the Surviving Bank.

Section 3.02 Conversion of the Bank Shares. At the Effective Time by virtue of the Merger and without any action on the part of any holder of shares of capital stock of the Bank, Parent or Xenith Bank, each Bank Share outstanding immediately prior to the Effective Time shall be converted into the right to receive 2.65 shares (the “Exchange Ratio”) of common stock, par value $1.00 per share (“Parent Stock”), of the Parent, as may be adjusted pursuant to Sections 3.06 or 11.01(d)(iii), without interest and less applicable amounts for taxes (the “Merger Consideration”).

Section 3.03 Exchange Agent. Prior to the Effective Time, Parent shall appoint an agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (a) certificates representing Bank Shares (the “Certificates”) or (b) uncertificated Bank Shares (the “Uncertificated Shares”). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of the Certificates and the Uncertificated Shares, for exchange in accordance with this Article 3, subject to Section 3.04(a), certificates representing the shares of Parent Stock that constitute the Merger Consideration (subject to the Parent’s option in Section 3.04(a) that the Merger Consideration be in uncertificated book-entry form). As soon as reasonably practicable after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of Bank Shares as of immediately prior to the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Uncertificated Shares, an “agent’s message” or other evidence of transfer as the Exchange Agent may reasonably require) for use in such exchange.

Section 3.04 Exchange Procedures; Surrender and Payment.

(a) Each holder of Bank Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Bank Shares represented by a Certificate or Uncertificated Share. The shares of Parent Stock constituting the Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of Bank Shares or is otherwise required under applicable law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration without interest.

(b) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(c) After the Effective Time, there shall be no further registration of transfers of Bank Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Bank, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article III.

(d) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 3.03 that remains unclaimed by the holders of Bank Shares six (6) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged Bank Shares for the Merger Consideration in accordance with this Section 3.04 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect thereto, in respect of such shares without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Bank or the Exchange Agent shall be liable to any holder of Bank Shares for any amounts paid to a public official or other Governmental Entity pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Bank Shares two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable law, the property of the Surviving Bank free and clear of any claims or interest of any Person previously entitled thereto.

(e) No dividends or other distributions with respect to securities of Parent constituting the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 3.07, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 3.04. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 3.07 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

Section 3.05 Stock Options.

(a) At the Effective Time, each option granted by the Bank to purchase Bank Shares pursuant to the Bank’s 2004 Equity Compensation Plan (collectively, the “Bank Option Plans”), (each a “Bank Option”), which is then outstanding and unexercised, whether or not vested, shall cease to represent a right to acquire Bank Shares and shall be converted automatically into an option to purchase shares of Parent Stock (a “Parent Option”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Bank Option Plan under which such Bank Option was granted, including vesting rights, the agreements evidencing grants thereunder and any other agreements between the Bank and an optionee regarding Bank Options):

(i) the number of shares of Parent Stock to be subject to the Parent Option shall be equal to the product of the number of Bank Shares subject to the original option and the Exchange Ratio, provided that any fractional shares of Parent Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

(ii) the exercise price per share of Parent Stock under the Parent Option shall be equal to the exercise price per share of Bank Shares under the original option divided by the Exchange Ratio, provided that if the exercise price resulting from such division includes a fractional cent, the exercise price shall be rounded up to the nearest cent.

(iii) notwithstanding anything else contained in this Section 3.05(a), it is the intention of the parties that the grant of Parent Options in substitution for the Bank Options hereunder shall meet the requirements of Section 424(a) of the Code, and that each Parent Option shall qualify immediately after the Effective Time as an incentive stock option (as defined in Section 422 of the Code) to the extent the related Bank Option so qualified immediately prior to the Effective Time, and the foregoing provisions of this Section 3.05 shall be interpreted to further such purpose and intention.

(b) At the Effective Time, Parent shall, as a result of the Merger, automatically assume the Bank Option Plans, including all rights and obligations thereunder.

(c) Prior to the Effective Time and to the extent Parent has not previously done so, Parent shall reserve for issuance the number of shares of Parent Stock necessary to satisfy Parent’s obligations under this Section 3.05. Prior to the Effective Time, the Bank shall take all such steps as may be necessary to allow the grant of Parent Options in substitution for the Bank Options, including obtaining the consent or approval of the respective optionees, if applicable.

(d) Prior to the Effective Time, Parent and the Bank shall take all such steps as may be required to cause any acquisitions of Parent equity securities (including derivative securities with respect to any Parent equity securities) and dispositions of Bank equity securities (including derivative securities with respect to any Bank equity securities) resulting from the transactions contemplated by this Agreement by each individual who is anticipated to be subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to Parent or who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Bank, to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 3.06 Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Bank or Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement and, if applicable, the Exchange Ratio and their determination shall be appropriately adjusted.

Section 3.07 Fractional Shares. No fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of Bank Shares would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing sale price of a share of Parent Stock on the NASDAQ Capital Market, as reported in the New York City edition of The Wall Street Journal, on the trading day immediately preceding the Effective Time by the fraction of a share of Parent Stock to which such holder would otherwise have been entitled.

Section 3.08 Withholding Rights. Each of the Exchange Agent, the Surviving Bank and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article III such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, Surviving Bank or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Bank Shares in respect of which the Exchange Agent, Surviving Bank or Parent, as the case may be, made such deduction and withholding.

Section 3.09 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or the Surviving Bank, the posting by such Person of a bond, in such reasonable amount as the Surviving Bank may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Bank Share represented by such Certificate, as contemplated by this Section 3.09.

ARTICLE IV

THE SURVIVING BANK

Section 4.01 Articles of Incorporation. The articles of incorporation of the Xenith Bank in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Bank until amended in accordance with the VSCA.

Section 4.02 Bylaws. The bylaws of Xenith Bank in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Bank until amended in accordance with applicable law.

Section 4.03 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the VSCA, (i) the directors of Xenith Bank immediately prior to the Effective Time shall be the directors of the Surviving Bank and (ii) the officers of Xenith Bank immediately prior to the Effective Time shall be the officers of the Surviving Bank.

Section 4.04 Principal Office; Other Matters. The principal banking office of the Surviving Bank shall be located at 901 E. Cary Street, Suite 1700, Richmond, VA 23219. No preferred stock will be issued in the Merger.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BANK

The Bank hereby represents and warrants to Parent and Xenith Bank that the following representations and warranties are true and correct as of the date hereof:

Section 5.01 Corporate Existence and Power. The Bank is duly incorporated as a banking corporation, validly existing and in good standing under the laws of the Commonwealth of Virginia and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. The Bank is an “insured bank” as defined in Section 3(h) of the Federal Deposit Insurance Act (“FDIA”) that is a member of the Federal Reserve System. The Bank is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary. The Bank has heretofore delivered to Parent true and complete copies of the articles of incorporation and bylaws of the Bank as currently in effect.

Section 5.02 Corporate Authorization.

(a) The execution, delivery and performance by the Bank of this Agreement and the consummation by the Bank of the transactions contemplated hereby are within the Bank’s corporate powers and, except for the required approval of the Bank’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Bank. Upon approval of at least two-thirds of the Bank’s directors, the affirmative vote of the holders of more than a majority of the outstanding Bank Shares is the only vote of the holders of any of the Bank’s capital stock necessary in connection with the consummation of the Merger. This Agreement constitutes a valid and binding agreement of the Bank.

(b) At a meeting duly called and held, the Bank’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Bank’s shareholders, (ii) unanimously approved and adopted this Agreement, the Plan of Merger and the transactions contemplated hereby, (iii) unanimously resolved to recommend approval of the Plan of Merger by its shareholders and (iv) unanimously approved the Voting Agreement and transactions contemplated herein.

Section 5.03 Governmental Authorization. The execution, delivery and performance by the Bank of this Agreement and the consummation by the Bank of the transactions contemplated hereby require no action by or in respect of, or filing with, any governmental body, agency, official or authority, domestic, foreign or supranational, including, but not limited to, the Board of Governors of the Federal Reserve System (the “Board”), the FDIC and the BFI (each, a “Governmental Entity”) or with any third party other than (i) the filing of articles of merger with respect to the Merger with the State Corporation Commission of Virginia, the issuance by the State Corporation Commission of Virginia of a Certificate of Merger and the filing of appropriate documents with the relevant authorities of other states in which the Bank is qualified to do business, (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities laws, (iii) the filing with and approval of the Board under the Bank Merger Act, with respect to the Merger, and (iv) any other filings and approvals required by the BFI or any other state or the District of Columbia with respect to the Merger (the filings and approvals set forth in clauses (iii) and (iv), the “Bank Required Filings and Approvals”).

Section 5.04 Non-contravention.

(a) Except as set forth in Section 5.04 of the disclosure schedule delivered by the Bank to Parent on or prior to the date hereof (the “Bank Disclosure Schedule”), the execution, delivery and performance by the Bank of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Bank, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any applicable law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Bank is entitled under any provision of any agreement or other instrument binding upon the Bank or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Bank or (iv) result in the creation or imposition of any Lien on any asset of the Bank.

(b) As of the date hereof, the Bank knows of no reason why the opinion of Bank counsel referred to in Section 10.03(b) should not be obtained on a timely basis.

Section 5.05 Capitalization.

(a) The authorized capital stock of the Bank consists of (i) 10,000,000 authorized Bank Shares, par value $5.00 per share and (ii) 5,000,000 authorized shares of Bank Preferred Stock, par value $5.00 per share. As of the date hereof, there were outstanding 610,175 Bank Shares, zero shares of Bank Preferred Stock and employee stock options to purchase an aggregate of 39,704 Bank Shares (of which options to purchase an aggregate of 39,704 Bank Shares were exercisable). All outstanding shares of capital stock of the Bank have been, and all shares that may be issued pursuant to any Bank Option Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are fully paid and nonassessable. No Subsidiary or Affiliate owns any shares of capital stock of the Bank.

(b) Except as set forth in this Section 5.05, there are no outstanding (i) shares of capital stock or voting securities of the Bank, (ii) securities of the Bank convertible into or exchangeable for shares of capital stock or voting securities of the Bank or (iii) options or other rights to acquire from the Bank, or other obligation of the Bank to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Bank (the items in clauses (i), (ii), and (iii) being referred to collectively as the “Bank Securities”). There are no outstanding obligations of the Bank or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Bank Securities.

Section 5.06 Subsidiaries. Except as set forth in Section 5.06 of the Bank Disclosure Schedule, the Bank does not own any capital stock of any other corporation or any interest in any partnership, joint venture, limited liability company or other business, nor does the Bank have the right or obligation to acquire any ownership interest in any corporation, partnership, joint venture, limited liability company or other business.

Section 5.07 Regulatory Compliance. As of the respective filing dates with regard to all reports, records, registrations, statements, notices and other documents or information required to be filed by the Bank with any federal or state regulatory authority, including the Board or the FDIC (collectively such items, the “Bank Disclosure Documents”), all information and data contained in such Bank Disclosure Documents was true, accurate, correct and complete in all material respects and each such Bank Disclosure Document was duly and timely filed, as applicable. Except as set forth on Section 5.07 of the Bank Disclosure Schedule, (a) the Bank is not nor has it been within the last five (5) years subject to any commitment letter, memorandum of understanding, cease and desist order or other enforcement action, written agreement or other formal or informal administrative action with any such regulatory bodies or is a party to any commitment letter or similar undertaking to, subject to any order or directive by, has been ordered to pay any civil money penalty to, has been a recipient of any supervisory letter from, or has adopted any policies, procedures, or board resolutions at the request or suggestion of any regulatory body or governmental agency that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its asset quality, its management or its business (collectively, “Bank Regulatory Documents”), and the Bank is in full compliance with the requirements of any such commitment letter, memorandum of understanding, cease and desist order, written agreement or other formal or informal administrative action, (b) there are no actions or proceedings pending or threatened against the Bank by or prior to any such regulatory bodies or any other nation, state or subdivision thereof, or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and (c) there is no unresolved violation, criticism or exception by any regulatory agency with respect to any report or statement relating to any examinations of the Bank. Except for normal examinations conducted by bank regulatory agencies in the ordinary course of business, no regulatory agency has initiated any proceeding or, to the Bank’s knowledge, investigation into the business or operations of the Bank.

Section 5.08 Financial Statements.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Bank for the calendar years ended December 31, 2010, December 31, 2011, and December 31, 2012, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto), and fairly present the consolidated financial position of the Bank and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended (subject to normal year-end audit adjustments and except for lack of notes thereto in the case of any unaudited interim financial statements).

(b) Since January 1, 2009, the Bank has timely filed all required annual and quarterly statements and other documents (including exhibits and all other information incorporated therein) required to be filed with the applicable banking agencies (collectively, the “Bank RAP Statements”). The Bank RAP Statements, including the method for determining the Bank’s provision for loan and lease losses, are and have been prepared in conformity with regulatory accounting practices, applicable law and supervisory policy, consistently applied, for the periods covered thereby and (as may have been amended and restated or supplemented by Bank RAP Statements filed subsequently but prior to the date hereof) fairly present in all material respects the statutory financial position of the Bank, as at the respective dates thereof and the results of operations of the Bank for the respective periods then ended. Except as disclosed in Section 5.08(b) of the Bank Disclosure Schedule, the Bank RAP Statements comply in all material respects with any requirement of law when filed and no material deficiency has been asserted with respect to any Bank RAP Statements by the Board or any other governmental authority. The annual statutory balance sheets and income statements included in the Bank RAP Statements have been made available to Parent along with true and complete copies of all audit opinions related thereto. Neither the Bank’s independent public accountants nor any employee of the Bank has alleged that any of the Bank RAP Statements contains any misstatement or other defect which, if true, would cause the representations and warranties contained in this Section 5.08(b) to be untrue.

(c) The Bank maintains accurate books and records reflecting their assets and liabilities and maintains proper and adequate internal accounting controls that in all material respects provide assurance that (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of the consolidated financial statements of the Bank and to maintain accountability for the Bank’s consolidated assets; (c) access to the Bank’s assets is permitted only in accordance with management’s authorization; (d) the reporting of the Bank’s assets is compared with existing assets at regular intervals; and (e)

extensions of credit and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Except as disclosed in Section 5.08(c) of the Bank Disclosure Schedule, the Bank’s systems, controls, data or information are not recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Bank or its accountants.

Section 5.09 Deposit Summary. Section 5.09 of the Bank Disclosure Schedule contains a summary of the amounts and types of the deposits held by the Bank as of February 28, 2014 and the weighted average interest rates being paid thereon as of such date (the “Deposit Summary”). The Deposit Summary is true, complete and correct in all material respects as of the date thereof.

Section 5.10 Disclosure Documents.

(a) The proxy statement of the Bank regarding shareholder approval of the Merger to be filed by Parent with the SEC in connection with the Registration Statement (the “Bank Proxy Statement”) and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Bank Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Bank, and at the time such shareholders vote on adoption of this Agreement and the Plan of Merger and at the Effective Time, the Bank Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.10(a) will not apply to statements in or omissions from the Bank Proxy Statement based upon information furnished to the Bank in writing by Parent specifically for use therein.

(b) None of the information provided by the Bank for inclusion in the Registration Statement (as defined in Section 6.09(b)) or any amendment or supplement thereto, at the time the Registration Statement or any amendment or supplement becomes effective and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

Section 5.11 Absence of Certain Changes. Since the Bank Balance Sheet Date, the business of the Bank and its Subsidiaries has been conducted in the ordinary course consistent with past practices and, except as disclosed in Section 5.11 of the Bank Disclosure Schedule there has not been:

(a) any event, occurrence, development or state of circumstances or facts that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Bank;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Bank, or any repurchase, redemption or other acquisition by the Bank of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Bank;

(c) any amendment of any material term of any outstanding security of the Bank;

(d) any incurrence, assumption or guarantee by the Bank of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices and safe and sound banking practices;

(e) any creation or other incurrence by the Bank of any Lien on any material asset other than in the ordinary course of business consistent with past practices and safe and sound banking practices;

(f) any making of any material loan, advance or capital contributions to or investment in any Person other than (x) loans in the ordinary course of the Bank’s lending business consistent with past practices and (y) loans, advances or capital contributions to or investments in its wholly-owned Subsidiaries in the ordinary course of business consistent with past practices and safe and sound banking practices;

(g) any damage, destruction or other casualty loss (whether or not covered by insurance) materially affecting the business or assets of the Bank or any of its Subsidiaries;

(h) any transaction or commitment made, or any contract or agreement entered into, by the Bank relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by the Bank of any contract or other right, in either case, material to the Bank other than transactions and commitments, contracts and agreements entered into, and relinquishments in the ordinary course of business consistent with past practices and safe and sound banking practices and those contemplated by this Agreement;

(i) any change in any material method of accounting or accounting principles or practice by the Bank, except for any such change required by reason of a concurrent change in GAAP or RAP;

(j) except as described in Section 9.10 herein, or as provided in the Transaction Documents, any (i) grant of or commitment to pay any severance or termination pay to (or amendment to any existing arrangement with) any director, officer or employee of the Bank, (ii) increase in benefits payable under any existing severance or termination pay policies or employment agreements, (iii) entering into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Bank, (iv) establishment, adoption or amendment (except as required by applicable law) of any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Bank or (v) increase in compensation, bonus or other benefits payable to any director, officer or employee of the Bank, other than, in the case of clause (v), increases granted to employees (other than officers) in the ordinary course of business consistent with past practice;

(k) any material labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Bank, which employees were not subject to a collective bargaining agreement at the Bank Balance Sheet Date, or any material lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

(l) any material Tax election made (other than elections consistent with the Bank’s past practice) or changed, any annual tax accounting period changed, any material method of tax accounting adopted or changed, any material amended Tax Returns or claims for material Tax refunds filed, any material closing agreement entered into, any material Tax claim, audit or assessment settled, or any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered; or

(m) any material increase in the Bank’s allowance for loan and lease losses, whether actually made by the Bank or reasonably required to be made as a result of circumstances known to the Bank, applying the Interagency Policy Statement on the Allowance for Loan and Lease Losses.

Section 5.12 No Undisclosed Material Liabilities. Except as set forth in Section 5.12 of the Bank Disclosure Schedule, there are no liabilities or obligations of the Bank or any of its Subsidiaries of any kind whatsoever, whether accrued or unaccrued, contingent or absolute, determined or determinable, or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than:

(a) liabilities or obligations disclosed and provided for in the Bank Balance Sheet or in the notes thereto or in the Bank RAP Statements filed prior to the date hereof, and

(b) liabilities or obligations incurred in the ordinary course of business consistent with past practices and safe and sound banking practices that would not reasonably be expected to be, individually or in the aggregate, material to the Bank.

Section 5.13 Compliance with Laws. Except as set forth in Section 5.13 of the Bank Disclosure Schedule:

(a) the Bank is and, since January 1, 2009, has been in material compliance with, and to the Bank’s knowledge is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, order, rule, regulation, policy and/or guideline of any regulatory body or Governmental Entity.

(b) The Bank is in material compliance with the Fair Housing Act (42 U.S.C. §3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. §2801 et seq.) and the Equal Credit Opportunity Act (15 U.S.C. §1691 et seq.) and all regulations issued thereunder. The Bank has not received any notice of any violation of those acts or any of the regulations issued thereunder, and the Bank has not received any notice of, nor to the Bank’s knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to the Bank’s non-compliance with such acts.

(c) To the Bank’s knowledge, all loans of the Bank have been made in material compliance with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including Truth in Lending Act Regulation Z (12 C.F.R. §226 et seq.), the Federal Consumer Credit Protection Act (15 U.S.C. §1601 et seq.), all other applicable fair lending laws, consumer compliance laws, and other laws relating to discriminatory business practices and all statutes governing the operation of Virginia banking associations. Each loan on the books of the Bank was made in the ordinary course of its business.

(d) The Bank is in material compliance with the Bank Secrecy Act (12 U.S.C. §§1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. PATRIOT Act, including the “Know Your Customer” requirements thereunder, and all regulations issued thereunder, and the Bank has properly certified all foreign deposit accounts and has made all necessary Tax withholdings on all of its deposit accounts; furthermore, except as disclosed in Section 5.13(d) of the Bank Disclosure Schedule, the Bank has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. The Bank has timely filed all Suspicious Activity Reports with the Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it under the laws and regulations referenced in this Section 5.13.

(e) Section 5.13(e) of the Bank Disclosure Schedule contains a true and complete list of all written policies of the Bank, and the Bank has provided or made available to Parent copies of each such policy.

(f) The deposits of the Bank are insured by the FDIC under the FDIA and the Bank has made available to Parent a true and complete copy of the certificate issued by the FDIC to that effect.

Section 5.14 Privacy and Data Protection.

(a) The Bank is, and has been since January 1, 2009, in compliance in all material respects with (i) all applicable international, federal, state, provincial and local laws, rules, regulations, directives and governmental requirements relating in any way to the privacy, confidentiality or security of Personal Information including, without limitation, the Gramm-Leach-Bliley Act (“GLBA”), 15 U.S.C. §§ 6801-6827, and all regulations implementing GLBA; the Fair Credit Reporting Act (“FCRA”), 15 U.S.C. § 1681 et seq., as amended by the Fair and Accurate Credit Transactions Act, and all regulations implementing the FCRA; the Controlling the Assault of Non-Solicited Pornography and Marketing Act (“CAN-SPAM”); security breach notification laws (such as Va. Code Ann. § 18.2 - 186.6); and laws imposing information security requirements (such as Va. Code Ann. § 59.1 - 443.2); (ii) all applicable industry standards concerning privacy, data protection, confidentiality or information security including, without limitation, the Payment Card Industry Data Security Standard; and (iii) all Bank privacy policies and notices (copies of which have been provided or have been made available to Parent) (collectively, “Privacy Laws”).

(b) No applicable Privacy Law, legal requirement or any privacy or information security enforcement action, investigation, litigation or claim prohibits the Bank from Processing Personal Information in the manner currently conducted by the Bank. In the event prior to the Effective Time any law or legal requirement, subpoena or other judicial or administrative order, or privacy or information security enforcement action, investigation, litigation or claim is reasonably likely to adversely affect the Bank’s ability to Process Personal Information in the manner currently conducted by the Bank, the Bank shall promptly notify Parent.

(c) The Bank maintains a written information security program that complies with applicable Privacy Laws and includes appropriate administrative, technical, physical, organizational and operational safeguards and other security measures designed to (i) ensure the security and confidentiality of Personal Information; (ii) protect against any anticipated threats or hazards to the security and integrity of Personal Information; and (iii) protect against any actual or suspected material unauthorized Processing, loss, use, disclosure or acquisition of or access to any Personal Information (hereinafter “Information Security Incident”).

(d) Since January 1, 2009, the Bank has not experienced or been affected by an Information Security Incident involving Personal Information. The Bank shall immediately inform Parent, in writing, of any Information Security Incident of which the Bank becomes aware prior to the Effective Time. Such notice shall summarize in reasonable detail the effect on the Bank and Parent, if known, of the Information Security Incident and the corrective action taken or to be taken by the Bank. The Bank shall promptly take all necessary and advisable corrective actions to prevent, mitigate or rectify such Information Security Incident.

Section 5.15 Litigation. Except as set forth in Section 5.15 of the Bank Disclosure Schedule, there is no action, suit, investigation or proceeding (or any basis therefor) pending against, or, to the knowledge of the Bank, threatened against or affecting, the Bank, any of its former Subsidiaries, any present or former officer, director or employee of the Bank or any of its former Subsidiaries or any Person for whom the Bank or any former Subsidiary may be liable or any of their respective properties before any court or arbitrator or before or by any governmental body, agency or official, domestic, foreign or supranational, that, if determined or resolved adversely in accordance with the plaintiff’s demands, (i) could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Bank or (ii) as of the date hereof, involve the imposition of permanent injunctive relief.

Section 5.16 Material Contracts.

(a) Except for the agreements, contracts and arrangements set forth in Section 5.16(a) of the Bank Disclosure Schedule, the Bank is not a party to or, to the Bank’s knowledge, bound by or subject to, any agreement, contract, arrangement, commitment or understanding (whether written or oral) that:

(i) is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K;

(ii) restricts the conduct of business or any line of business by the Bank (or, after the consummation of the Merger, Surviving Bank or the Bank);

(iii) is a note, mortgage, indenture, loan or credit agreement, security agreement (each of which secures indebtedness of not less than $25,000), or other agreement or instrument reflecting obligations for borrowed money or other monetary indebtedness or otherwise relating to the borrowing of money by, or the extension of credit to, the Bank or any of its Affiliates;

(iv) is a management, consulting, compensation, severance or employment agreement or a binding agreement or commitment to enter into the same;

(v) is an agreement or purchase order entered into or issued in the ordinary course of business for the purchase or sale of goods, services, supplies or capital assets requiring aggregate future payments of more than $25,000 by the Bank;

(vi) is an agreement of indemnification or guaranty that may result in an obligation by the Bank in excess of $25,000;

(vii) is a joint venture or other agreement involving the sharing of profits or losses;

(viii) is an agreement that provides for the disposition or acquisition by the Bank after the date of this Agreement of assets in excess of $25,000 (excluding dispositions or acquisitions of assets held or to be held in the Securities Portfolio in accordance with the Bank’s investment policy in effect on the date hereof);

(ix) is a contract or agreement with any director or officer of the Bank, or any person who is an immediate relative of any such person;

(x) is an agreement, contract or commitment relating to the acquisition by the Bank of the outstanding capital stock or equity interest of any Person; and

(xi) all contracts, commitments or obligations not made in the ordinary course of business and having unexpired terms in excess of one year or requiring aggregate future payments or receipts in excess of $25,000 or otherwise material to the Bank.

Any agreement, contract and arrangement to which the Bank is a party, bound by or subject to that is described in items (i) through (xi) above, including those set forth in Section 5.16(a) of the Bank Disclosure Schedule, are collectively referred to herein as “Material Contracts”).

(b) Except as set forth in Section 5.16(b) of the Bank Disclosure Schedule, the Bank is not in breach of or default under any Material Contract and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. No other party to any of the Material Contracts is, to Bank’s knowledge, in default in respect of any such Material Contract.

(c) Each of the Material Contracts is valid and binding and in full force and effect and, to Bank’s knowledge, enforceable against the other party or parties thereto in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles). The Bank has previously made available to Parent true and correct copies of each Material Contract set forth in Section 5.16(a) of the Bank Disclosure Schedule.

Section 5.17 Finders’ Fees. Except for Sandler O’Neill & Partners, L.P., a copy of whose engagement agreement has been provided to Parent and whose fees shall be paid by the Bank, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Bank or any of its Subsidiaries who might be entitled to any fee or commission from the Bank or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.18 Opinion of Financial Advisor. The Bank has received the opinion of Sandler O’Neill & Partners, L.P., financial advisor to the Bank, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Bank’s shareholders from a financial point of view. A copy of such opinion has been furnished to Parent for information only.

Section 5.19 Taxes. Except as set forth in Section 5.19 of the Bank Disclosure Schedule:

(a) All Tax Returns required by applicable law to be filed with any Taxing Authority by, or on behalf of, the Bank have been filed when due (taking into account valid extensions) under all applicable laws, and all such Tax Returns are, or shall be at the time of filing, true and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. The Bank is not currently the beneficiary of any extension of time within which to file any Tax Return. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Bank.

(b) The Bank has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Bank ordinarily record items on its respective books. The unpaid Taxes of the Bank (i) did not, as of the most recent audited consolidated financial statements and unaudited consolidated interim financial statements of the Bank included in the Bank Regulatory Documents, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such financial statements (rather than in any notes thereto) and (ii) will not exceed the reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Bank in filing its Tax Returns.

(c) The income and franchise Tax Returns of the Bank through the Tax year ended December 31, 2013 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. The Bank has delivered to Parent correct and complete copies of all federal income Tax Returns, examination reports and statements of deficiencies assessed against, or agreed to by the Bank since December 31, 2006. The Bank has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Bank’s knowledge, threatened against or with respect to the Bank in respect of any Tax or Tax Return.

The Bank has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid to any employee, independent contractor, creditor, shareholder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(e) The Bank is not a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local, or non-United States Tax law). The Bank is not a party to or bound by any Tax allocation or Tax Sharing Agreement. The Bank (i) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Bank) or (ii) has no liability for the Taxes of any Person (other than the Bank) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-United States law), as a transferee or successor, by contract, or otherwise.

(f) The Bank will not be required to include any item of income in or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-United States income Tax law) executed on or prior to the Closing Date;

(iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-United States income Tax law);

(iv) installment sale or open transaction disposition made on or prior to the Closing Date;

(v) prepaid amount received on or prior to the Closing Date; or

(vi) election under Section 108(i) of the Code.

(g) During the five-year period ending on the date hereof, the Bank was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h) The Bank is not, nor has been, a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2). The Bank has properly disclosed in its federal income Tax Returns all “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(1), any predecessor regulation, or any similar provision of state or foreign law.

(i) Section 5.19(i) of the Bank Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which the Bank currently files Tax Returns.

(j) The Bank has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(k) The Bank is in compliance with the requirements of FIN 48, and its Tax accrual workpapers explain and support all amounts provided and positions taken by the Bank with respect to FIN 48.

(l) Within the past three (3) years, the Internal Revenue Service has not challenged the interest deduction on any of the Bank’s debt on the basis that such debt constitutes equity for federal income tax purposes.

(m) The Bank has disclosed on its federal income Tax Return all positions therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(n) No claim has been made by any Governmental Entity in a jurisdiction where the Bank does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(o) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (whether disputed or not and including, without limitation, withholding on amounts paid to or by any Person, estimated taxes, alternative or add-on minimum taxes), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of such Person to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements

(whether or not written) binding a Person that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

Section 5.20 Employees and Employee Benefit Plans.

(a) Except as set forth on Section 5.20(a) of the Bank Disclosure Schedule, neither the Bank nor any ERISA Affiliate sponsors or maintains and is not required to contribute to and has not during the preceding five (5) years sponsored, maintained or contributed to any Employee Benefit Plan. Except as disclosed in Section 5.20(a) of the Bank Disclosure Schedule:

(i) (A) Each Employee Benefit Plan and any related funding arrangement is in compliance with all applicable requirements of ERISA, the Code, and other applicable laws, and each Employee Benefit Plan has been administered in accordance with its written terms and applicable law; (B) all benefits due and payable under any Employee Benefit Plan have been paid or are in the process of being paid in accordance with the terms of such Employee Benefit Plan; (C) the Bank and each ERISA Affiliate have timely made (and at the Effective Time will have timely made) all contributions and/or premiums required to be made to any Employee Benefit Plan; (D) there are no claims (except for claims for benefits in the ordinary course of plan administration), litigation, arbitration, government investigation or audit or other legal proceeding pending or, to the knowledge of the Bank or any ERISA Affiliate, threatened against or with respect to any Employee Benefit Plan and, to the knowledge of the Bank or any ERISA Affiliate, no facts exist which could give rise to such claims, litigation, arbitration, investigation, audit or other proceeding; (E) all reports, returns, forms, notifications or other disclosure materials required to be filed with any Governmental Entity or distributed to employees with respect to any Employee Benefit Plan have been timely filed or distributed and are accurate and complete; (F) no nonexempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred or will occur prior to the Effective Time with respect to any Employee Benefit Plan; (G) no excise Taxes or civil penalties are payable or will become payable prior to the Effective Time with respect to any Employee Benefit Plan; (H) neither the Bank nor any ERISA Affiliate is subject to any legal obligation to continue any Employee Benefit Plan after the Effective Time, nor would the Surviving Bank be subject to any such obligation; and (I) each Employee Benefit Plan may be amended or terminated without the consent of any employee, beneficiary or other party.

(ii) The Bank has previously delivered to Parent complete copies of each written Employee Benefit Plan (or a written summary of the material terms of any Employee Benefit Plan for which there is not a written plan document); all related summary plan descriptions and/or summaries furnished or made available to employees, officers and directors of the Bank or any ERISA Affiliate with respect to programs for which a summary plan description is not required; all related trust agreements or other funding arrangements, including, but not limited to, insurance policies; for the three (3) most recent plan years, all annual reports (5500 series) for each Employee Benefit Plan that have been filed with any Governmental Entity; all current registration statements on Form S-8 (or any other applicable registration form); and all other material documents relating to any Employee Benefit Plan as may reasonably be requested by Parent.

(iii) (A) Any Employee Benefit Plans which are intended to be qualified under Section 401(a) of the Code (collectively, the “Qualified Plans”) are so qualified; (B) to the knowledge of the Bank and any ERISA Affiliate, nothing has occurred that could reasonably be expected to adversely affect the tax-qualified status of the Qualified Plans; (C) the Qualified Plans have been amended to comply with all currently applicable legislation (including any regulations issued thereunder), and have received a favorable determination letter or are the subject of an opinion letter from the IRS with respect to their tax-qualified status which considers all such currently applicable legislation, or are still within a remedial amendment period as announced by the IRS; (D) the Bank has delivered to Parent complete copies of the most recent determination and opinion letters previously received and all correspondence relating to the applications for the most recent determination letters with respect to the Qualified Plans currently in effect; and (E) the Bank has delivered to Parent documentation relating to the correction of any Qualified Plan defects under any governmental correction program or otherwise.

(iv) No Employee Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, and no Employee Benefit Plan is a multiple employer plan under Code Section 413(c) or a “multiemployer plan” as defined in Section 3(37) of ERISA and the Bank has no liability for any such plans previously maintained or contributed to by the Bank or an ERISA Affiliate.

(v) The Bank and each ERISA Affiliate do not have any obligation, and have not made any representation, in connection with any medical, death or other welfare benefits for their employees or other service providers after they retire, except to the extent required under the group health plan continuation requirements of Sections 601 through 609 of ERISA, Section 4980B of the Code, or applicable state law.

(vi) Except as set forth in Section 5.20(a)(vi) of the Bank Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with another event, will (A) result in any payment (including, without limitation, severance, unemployment compensation and golden parachute payments) becoming due to any current or former director or employee of the Bank or any ERISA Affiliate under any Employee Benefit Plan or otherwise; (B) increase any benefits otherwise payable by the Bank or any ERISA Affiliate; (C) result in the acceleration of the time of payment or vesting of any such benefits under any Employee Benefit Plan or otherwise; or (D) result in any payments or benefits for which any deduction is disallowed or reduced under Sections 162(a)(1), 162(m) or 280G of the Code, as applicable.

(b) Except as set forth in Section 5.20(b) of the Bank Disclosure Schedule, there is no:

(i) collective bargaining agreement (a “CBA”) or any other agreement with any labor organization, union, group or association (“Labor Organization”) applicable to the employees of the Bank to which the Bank is a party to or bound;

(ii) unfair labor practice complaint pending or, to the Bank’s knowledge, threatened against the Bank before the National Labor Relations Board or any other federal, state local or foreign agency;

(iii) pending or, to the Bank’s knowledge, threatened or affecting the Bank, strike, slowdown, work stoppage, lockout or other collective labor action or dispute by or with respect to any employees of the Bank;

(iv) grievance, arbitration or unfair dismissal proceeding arising out of any CBA or other grievance procedure pending against the Bank;

(v) claim, audit, litigation, government investigation, administrative proceeding or arbitration against the Bank involving any matter related to employment including, but not limited to, claims of discrimination, claims of unpaid wages, claims of violations of the Family and Medical Leave Act, claims of wrongful discharge, claims of unfair labor practices, workers’ compensation claims, unemployment claims and claims related to occupational safety and health law;

(vi) pending or, to the Bank’s knowledge, threatened representation question or union or labor organizing activities with respect to employees of the Bank;

(vii) written personnel policy, rule or procedure applicable to employees of the Bank;

(viii) individual employment agreement in any form whatsoever including, but not limited to, any agreement for a term of employment, stock option agreement, stock purchase agreement, bonus agreement, or covenant not to compete; or

(ix) policy or agreement in any form whatsoever which alters the at-will status of the employees of the Bank.

(c) The Bank has at all times properly classified each of its respective employees as employees and each of its independent contractors as independent contractors, as applicable.

(d) The Bank has at all times properly classified each of its respective employees as exempt or non-exempt for purposes of the Fair Labor Standards Act.

(e) The Bank has at all times for each of its respective employees properly withheld and paid all applicable Taxes and all other withholdings required by law.

(f) The Bank has previously delivered to Parent a complete and accurate listing of each employee of the Bank along with the employee’s job title, 2013 and 2014 annual salary, 2013 bonus and expected 2014 bonus, any other 2013 and 2014 compensation, and current accrued leave.

Section 5.21 Environmental Matters.

(a) No notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the knowledge of the Bank or any Subsidiary, is threatened by any Governmental Entity or other Person, in each case, with respect to any matters relating to the Bank or any Subsidiary and relating to or arising out of any Environmental Law.

(b) The Bank and its Subsidiaries are and have been in compliance with all applicable Environmental Laws and all Environmental Permits.

(c) Except as disclosed in Section 5.21 of the Bank Disclosure Schedule, there are no liabilities of the Bank or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law and, to the knowledge of the Bank, there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability.

(d) Except as disclosed in Section 5.21 of the Bank Disclosure Schedule, there has been no written environmental investigation, study, audit, test, review or other analysis conducted of which the Bank or any Subsidiary has knowledge in relation to the current or prior business of the Bank or any of its Subsidiaries or any property or facility now or previously owned, leased or operated by the Bank or any of its Subsidiaries that has not been delivered to Parent at least five (5) Business Days prior to the date hereof.

(e) For purposes of this Section 5.21, the terms “Bank” and “Subsidiaries” shall include any entity that is, in whole or in part, a former Subsidiary of the Bank or a predecessor of the Bank or any of its Subsidiaries and for which, by contract, agreement or otherwise, the Bank or any of its Subsidiaries is the successor to any liabilities of such predecessor that might arise or have arisen under Environmental Law.

Section 5.22 Tax Treatment. Neither the Bank nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code (a “368 Reorganization”).

Section 5.23 Derivative Instruments.

(a) The Bank is not party to any Derivative Transactions, whether entered into for the account of the Bank or its customers.

(b) Except as disclosed in Section 5.23(b) of the Bank Disclosure Schedule, the Bank does not currently participate in nor has participated in any Whole Loan Transaction, securitization transactions or “off-balance sheet arrangements” (as defined in Item 303(a)(4) of the SEC’s Regulation S-K).

Section 5.24 Insurance. Section 5.24 of the Bank Disclosure Schedule contains (i) a complete and correct list of all policies of insurance currently in effect and owned or held by the Bank and (ii) since January 1, 2009, a complete and accurate description of all claims made against any policies of insurance or banker’s blanket bond held by the Bank during such period. The Bank maintains insurance policies that provide coverage in such amounts and against such liabilities, casualties, losses or risks as is customary or reasonable for entities engaged in the business of the Bank. The Bank has not received written notice of cancellation or non-renewal of, and has not failed to pay any premium on, any of its respective insurance policies.

Section 5.25 Capital; Management; CRA Rating.

(a) Except as disclosed in Section 5.25 of the Bank Disclosure Schedule, the Bank (i) is “well-capitalized” as that term is defined at 12 C.F.R. §208.43(b)(1), §225.2(r)(2)(i) and (ii) is “well-managed” as that term is defined at 12 C.F.R. §225.2(s)(1).

(b) The Bank is in material compliance with the Community Reinvestment Act (12 U.S.C. §2901 et seq.) (the “CRA”) and all regulations issued thereunder, and the Bank has supplied Parent with access to copies of the Bank’s current CRA Statement, all support papers therefor, all letters and written comments received by the Bank since January 1, 2009, pertaining thereto and any responses by the Bank to those letters and comments. The Bank has a rating of not less than “satisfactory” as of its most recent CRA compliance examination and the Bank has no knowledge of any reason why the Bank would not receive a rating of “satisfactory” or better in its next CRA compliance examination or why the FDIC or any other Governmental Entity may seek to restrain, delay or prohibit the transactions contemplated hereby as a result of any act or omission of the Bank under the CRA.

Section 5.26 Properties. Except as set forth in Section 5.26 of the Bank Disclosure Schedule, each of the Bank and its Subsidiaries has good and marketable title or a valid and enforceable leasehold, as applicable, free and clear of all Liens, to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the Bank Balance Sheet as of the Bank Balance Sheet Date or acquired after such date, except (i) Liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, provided taxes are paid as and when required under applicable law notwithstanding any such contest (ii) pledges to secure deposits incurred in the ordinary course of business, (iii) such imperfections of title, easements and encumbrances, if any, as do not materially impair the use of the respective property as such property is used on the date hereof, and, with respect to all fee-owned property, do not materially impair the fair market value of such property, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business, (v) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens and encumbrances arising in the ordinary course of business, (vi) Liens securing obligations that are reflected in such Bank Balance Sheet or (vii) the lessor’s interest in any such property that is leased. All material leases pursuant to which the Bank or any of its Subsidiaries, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and are bona fide, arm’s length leases, at rents that constituted market rents as of the respective dates such leases were entered into. Section 5.26 of the Bank Disclosure Schedule sets forth a true, correct and complete list of all real properties owned or leased by the Bank or any of its Subsidiaries. The Bank has made available to Parent copies of all documents creating or evidencing fee or leasehold interests of the Bank and its Subsidiaries, including all modifications or amendments thereto.

Section 5.27 Securities Portfolio. Except as set forth in Section 5.27 of the Bank Disclosure Schedule, all securities owned by the Bank (whether owned of record or beneficially) (the “Securities Portfolio”) are held free and clear of all Liens that would materially impair the Bank’s ability to dispose freely of any such security and/or to otherwise realize the benefits of ownership thereof at any time. Except as set forth in Section 5.27 of the Bank Disclosure Schedule, the Bank has not incurred an impairment in its Securities Portfolio.

Section 5.28 Affiliate Transactions.

(a) Except as set forth in Section 5.28(a) of the Bank Disclosure Schedule, the Bank is not a party to any agreement, arrangement or understanding (whether oral or written), directly or indirectly (including, without limitation, any purchase, sale, lease, investment, loan, service or management agreement or other transaction), with any “affiliate,” as such term is defined in Section 23A of the Federal Reserve Act. All of the Bank’s agreements, arrangements or understandings with “affiliates” comply with Sections 23A and 23B of the Federal Reserve Act.

(b) Except as set forth in Section 5.28(b) of the Bank Disclosure Schedule, as of February 28, 2014, there are no outstanding loans or other extensions of credit made by the Bank to any Officer or director or Insider of the Bank or its Affiliates pursuant to Regulation O (12 C.F.R. Part 215). The Bank has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act. All outstanding extensions of credit, if any, were at the time they were made and continue to be permitted and in compliance with the provisions of Regulation O (12 C.F.R. Part 215).

Section 5.29 Antitakeover Statutes; Rights Plans

(a) The Bank Board of Directors has taken all such necessary action as required to exempt Parent, Xenith Bank, this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby from Articles 14 and 14.1 of the VSCA, and, accordingly, neither such Article nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to the Merger, this Agreement, or the Transaction Documents (including the Voting Agreement) or any of the transactions contemplated hereby and thereby.

(b) No shareholder rights plan or similar agreement is, or at the Effective Time will be, applicable to Parent, Xenith Bank, the Merger, this Agreement, or the Transaction Documents (including the Voting Agreement) or any of the transactions contemplated hereby and thereby.

Section 5.30 Certain Loan Matters.

(a) Except as set forth in Section 5.30(a) of the Bank Disclosure Schedule, as of the Bank Balance Sheet Date, the Bank is not a party to any written or oral: (i) loan or borrowing arrangement, under the terms of which the obligor is thirty days or more past due in payment of principal or interest or in default of any other material provisions as of the date hereof; or (ii) loan agreement, note or borrowing arrangement which has been classified or, in the exercise of reasonable diligence by the Bank applying the Bank’s internal loan grading system, should have been classified as “substandard,” “doubtful,” “loss,” “other loans especially mentioned,” “other assets especially mentioned” or any comparable classifications by such persons.

(b) Section 5.30(b) of the Bank Disclosure Schedule contains the “watch list of loans” (“Watch List”) of the Bank as of the Bank Balance Sheet Date. To the Bank’s knowledge, there is no loan or borrowing arrangement which should be included on the Watch List in the exercise of reasonable diligence by the Bank applying the Bank’s internal loan grading system, but which has not been included on the Watch List.

(c) The Bank has kept complete and accurate books and records in connection with its loan agreements, notes or borrowing arrangements, and there are no oral modifications or amendments related to its loan agreements, notes or borrowing arrangements that are not reflected in the Bank’s records, no defenses as to the enforcement of any loan agreement, note or borrowing arrangement have been asserted, and there have been no acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense.

(d) Each loan agreement, note or borrowing arrangement is (i) represented by evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, secured by valid liens and security interests which have been perfected and (iii) the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(e) No participations or loans have been sold that have buy-back, recourse or guaranty provisions which create contingent or direct liability to the Bank.

(f) The Bank’s allowance for loan and lease losses in the Bank Balance Sheet were adequate, and as of the Effective Time will be adequate, in all respects and in compliance with the Interagency Policy Statement on the Allowance for Loan and Lease Losses as of such dates.

(g) The credit files of the Bank contain all material information (excluding general, local or national industry, economic or similar conditions) known to the Bank that is reasonably required to evaluate the collectability of the loan portfolio of the Bank (including loans that will be outstanding if the Bank advances funds it is obligated to advance).

(h) With respect to any loan or other evidence of indebtedness all or a portion of which has been sold to or guaranteed by any Governmental Entity, including the Small Business Administration, each of such loans was made in substantial compliance and conformity with all relevant laws, rules, regulations and procedures such that such Governmental Entity’s guaranty of such loan is effective during the term of such loan in all material respects.

Section 5.31 Forms of Instruments, Etc. The Bank has made, or will make, available to Parent upon written request copies of all standard forms of notes, mortgages, deeds of trust and other routine documents of a like nature used on a regular and recurring basis by the Bank in the ordinary course of its business.

Section 5.32 Fiduciary Responsibilities. The Bank is not directly or indirectly engaged in any fiduciary activities, except for those related to Employee Benefit Plans maintained by the Bank for the benefit of its eligible employees.

Section 5.33 Guaranties. Except for items in the process of collection in the ordinary course of the Bank’s business, none of the obligations or liabilities of the Bank are guaranteed by any other Person, firm or corporation, nor, except in the ordinary course of business, according to past business practices and in compliance with applicable law, has the Bank guaranteed the obligations or liabilities of any other Person, firm or corporation.

Section 5.34 Absence of Certain Business Practices. To the Bank’s knowledge, the Bank, nor any officer, employee or agent of the Bank, nor any other person acting on its behalf, has, directly or indirectly, within the past five (5) years, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the business of the Bank (or assist the Bank in connection with any actual or proposed transaction) that (a) could reasonably be expected to subject the Bank to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (b) if not given in the past, might have a material adverse impact on the Bank or (c) if not continued in the future might result in a material adverse impact on the Bank or might subject the Bank to suit or penalty in any private or governmental litigation or proceeding.

Section 5.35 Intellectual Property.

(a) The Bank owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and proprietary information or materials that are used in the business of the Bank as currently conducted, and to the knowledge of the Bank, all patents and registered trademarks, trade names, service marks and copyrights owned by the Bank are valid and subsisting.

(b) The Bank is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any material licenses, sublicenses and other agreements as to which the Bank is a party and pursuant to which the Bank is authorized to use any third-party patents, trademarks, service marks, and copyrights (“Third-Party Intellectual Property Rights”).

(c) Except as disclosed in Section 5.35 of the Bank Disclosure Schedule, no claims with respect to the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names, and any applications therefor owned by the Bank (the “Bank Intellectual Property Rights”), any material trade secret owned by the Bank, or to the knowledge of the Bank, Third-Party Intellectual Property Rights licensed to the Bank, are currently pending or are threatened in writing by any Person.

(d) To the knowledge of the Bank, there are no valid grounds for any bona fide claims to the effect that the sale or licensing of any product as now sold or licensed by the Bank infringes on any copyright, patent, trademark, service mark or trade secret of any other Person, against the use by the Bank of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of the Bank as currently conducted, challenging the ownership or validity of any Bank Intellectual Property Rights or other material trade secret owned by the Bank, or challenging the license or right to use any Third-Party Intellectual Rights by the Bank.

(e) To the knowledge of the Bank, there is no unauthorized use, infringement or misappropriation of any of the Bank Intellectual Property Rights by any Person, including any employee or former employee of the Bank.

Section 5.36 Representations Not Misleading. No representation or warranty by the Bank contained in this Agreement, nor any schedule furnished to Parent or Xenith Bank by the Bank under and pursuant to, or in anticipation of this Agreement (including the Bank Disclosure Schedule), when considered as a whole, contains or will contain on the Closing Date any untrue statement of a material fact or fails to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which it was or will be made, not misleading.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Bank that the following representations and warranties are true and correct as of the date hereof:

Section 6.01 Corporate Existence and Power. Each of Parent and Xenith Bank is duly incorporated as a corporation or a banking corporation, respectively, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Each of Parent and Xenith Bank is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary. Parent has heretofore made available to the Bank true and complete copies of the articles of incorporation and bylaws of Parent and Xenith Bank as currently in effect.

Section 6.02 Corporate Authorization. The execution, delivery and performance by Parent and Xenith Bank of this Agreement and the consummation by Parent and Xenith Bank of the transactions contemplated hereby are within the corporate powers of Parent and Xenith Bank and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of each of Parent and Xenith Bank. At a meeting duly called and held, Parent’s Board of Directors unanimously approved and adopted this Agreement, the Plan of Merger and the transactions contemplated hereby.

Section 6.03 Governmental Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent and Xenith Bank of the transactions contemplated hereby require no action by or in respect of, or filing with any Governmental Entity or any Third Party other than (i) the filing of articles of merger with respect to the Merger with the State Corporation Commission of Virginia, the issuance by the State Corporation Commission of Virginia of a Certificate of Merger and the filing of appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities laws (including that the Registration Statement has been declared effective), (iii) the filing with and approval of the Board under the Bank Merger Act, with respect to the Merger, and (iv) any other filings and approvals required by the BFI or any other state or the District of Columbia with respect to the Merger (the filings and approvals set forth in clauses (iii) and (iv), the “Parent Required Filings and Approvals”).

Section 6.04 Non-contravention. (a) The execution, delivery and performance by Parent and Xenith Bank of this Agreement and the consummation by Parent and Xenith Bank of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of Parent or Xenith Bank, (ii) assuming compliance with the matters referred to in Section 6.03, contravene, conflict with or result in a violation or breach of any provision of any law, (iii) assuming compliance with the matters referred to in Section 6.03 require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, could become a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries.

(b) As of the date hereof, Parent knows of no reason why the opinion of Parent counsel referred to in Section 10.02(e) should not be obtained on a timely basis.

Section 6.05 Capitalization.

(a) The authorized capital stock of Parent consists of (x) 100,000,000 authorized shares of Parent Stock par value $1.00 per share and (y) 25,000,000 authorized shares of Parent Preferred Stock par value $1.00 per share. As of March 17, 2014, there were outstanding (i) 10,418,862 shares of Parent Stock, (ii) 8,381 shares of Parent Preferred Stock, (iii) employee and outside director stock options to purchase an aggregate of 779,590 shares of Parent Stock (of which options to purchase 527,066 shares of Parent Stock are exercisable), (iv) warrants outstanding to purchase an aggregate of 563,760 shares of Parent Stock, (v) 64,141 restricted stock units (of which 56,427 are vested) and (vi) 93,341 shares of restricted stock.

(b) Except as set forth in this Section 6.05, there are no outstanding (i) shares of capital stock or voting securities of Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent or (iii) options or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Parent Securities”). With the exception of certain redemption rights related to the 8,381 outstanding shares of Parent Preferred Stock and the Parent’s share repurchase program described in the Parent SEC Documents, there are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any Parent Securities.

Section 6.06 Subsidiaries.

(a) Each Subsidiary of Parent is a corporation or limited liability company duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Each Subsidiary of Parent is duly qualified to do business as a foreign corporation or limited liability company and is in good standing in each jurisdiction where such qualification is necessary. All “Significant Subsidiaries” (as defined by Rule 1-01(w) of Regulation S-X) of Parent and their respective jurisdictions of incorporation or organization are identified in the Parent 10-K.

(b) All of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of Parent, is owned by Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no outstanding (i) securities of Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any of its Subsidiaries or (ii) options or other rights to acquire from Parent or any of its Subsidiaries, or other obligation of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any Subsidiary of Parent. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the securities referred to in clauses (i) or (ii) above.

Section 6.07 SEC Filings and Compliance.

(a) Parent has made available to the Bank (i) its annual reports on Form 10-K for its fiscal years ended December 31, 2011, 2012 and 2013, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended September 30, 2013, June 30, 2013 and March 31, 2013, (iii) its proxy statements relating to meetings of Parent’s shareholders held since December 31, 2012, and (iv) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2012 (the documents referred to in this Section 6.07(a), collectively, the “Parent SEC Documents”).

(b) As of its filing date, each Parent SEC Document complied, as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as the case may be.

(c) As of its filing date, each Parent SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 6.08 Financial Statements. The audited consolidated financial statements for the years ending December 31, 2013 and December 31, 2012 included in the Parent SEC Documents fairly present, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

Section 6.09 Disclosure Documents.

(a) None of the information provided by Parent for inclusion in the Bank Proxy Statement or any amendment or supplement thereto, at the time the Bank Proxy Statement or any amendment or supplement thereto is first mailed to shareholders of the Bank and at the time the shareholders vote on adoption of this Agreement and at the Effective Time, will contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) The registration statement of Parent to be filed with the SEC with respect to the offering of Parent Stock under the 1933 Act in connection with the Merger (the “Registration Statement”) and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the requirements of the 1933 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective and at the Effective Time, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The representations and warranties contained in this Section 6.09 will not apply to statements or omissions in the Registration Statement or any amendment or supplement thereto based upon information furnished to Parent or Xenith Bank by the Bank specifically for use therein.

Section 6.10 Absence of Certain Changes. Since the Parent Balance Sheet Date, the business of Parent and Xenith Bank has been conducted in the ordinary course consistent with past practice and, except as disclosed to the Bank and as disclosed in the Parent SEC Documents filed prior to the date hereof, there has not been:

(a) any event, occurrence, development or state of circumstances or facts that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent, or any repurchase, redemption or other acquisition by Parent or Xenith Bank of any outstanding shares of capital stock or other securities of, or other ownership interests in, Parent or Xenith Bank (other than repurchases pursuant to the Parent’s share repurchase program); and

(c) any change in any material method of accounting or accounting practice by Parent or any of its Subsidiaries, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the 1934 Act.

Section 6.11 No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or Xenith Bank of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability, other than:

(a) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto or in the Parent SEC Documents filed prior to the date hereof; and

(b) liabilities or obligations incurred in the ordinary course of business consistent with past practices that would not reasonably be expected to be, individually or in the aggregate, material to Parent.

Section 6.12 Compliance with Laws. Except as set forth in Section 6.12 of the disclosure schedule delivered by Parent to Bank on or prior to the date hereof (the “Parent Disclosure Schedule”):

(a) Parent and Xenith Bank are and, since December 22, 2009, have been in material compliance with, and to the knowledge of Parent are not under investigation with respect to and have not been threatened to be charged with or given notice of any violation of, any applicable law, order, rule, regulation, policy and/or guideline of any regulatory body or Governmental Entity.

(b) The deposits of Xenith Bank are insured by the FDIC under the FDIA and Parent has made available to the Bank a true and complete copy of the certificate issued by the FDIC to that effect.

Section 6.13 Finders’ Fees. Except for SunTrust Robinson Humphrey, Inc., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from Parent or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 6.14 Tax Treatment. Neither Parent nor any of its Affiliates has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a 368 Reorganization.

ARTICLE VII

COVENANTS OF THE BANK

The Bank agrees that:

Section 7.01 Conduct of the Bank. From the date hereof until the Effective Time or such earlier date as this Agreement may be properly terminated in accordance with Article XI, except as expressly contemplated or permitted by this Agreement or with the prior written consent of Xenith Bank and Parent, the Bank shall conduct its business in the ordinary course consistent with past practice and safe and sound banking practices and shall use its commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees, except as contemplated by Sections 9.10, 10.02(h) and 10.02(i).

Section 7.02 Required Acts of the Bank. Between the date of this Agreement and the Effective Time, the Bank shall, except with the prior written consent of Parent:

(a) Perform all of its obligations under contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as the Bank may in good faith reasonably dispute;

(b) Maintain in full force and effect all insurance policies now in effect or renewals thereof and give all notices and present all claims under all insurance policies in due and timely fashion;

(c) File all reports required to be filed with Governmental Entities and observe and conform, in all material respects, to all applicable laws, except those being contested in good faith by appropriate proceedings;

(d) Withhold from each payment made to each of its employees the amount of all Taxes required to be withheld therefrom and pay the same to the proper Taxing Authority;

(e) Account for all transactions and prepare all financial statements in accordance with GAAP (unless otherwise instructed by RAP in which instance account for such transaction in accordance with RAP); and

(f) Promptly classify and charge off loans and make appropriate adjustments to loss reserves in accordance with the then-applicable instructions for Call Reports and the Uniform Retail Credit Classification and Account Management Policy.

Section 7.03 Prohibited Acts of the Bank. Without limiting the generality of the provisions of Section 7.01, from the date hereof until the Effective Time, the Bank shall not do any of the following, except with the prior written consent of Parent:

(a) adopt or propose any change to its articles of incorporation or bylaws;

(b) except as otherwise contemplated by this Agreement, merge or consolidate with any other Person or acquire a material amount of stock or assets of any other Person, or reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind;

(c) sell, lease, license or otherwise dispose of any material amount of assets, securities or property;

(d) make any additions to capital other than in the ordinary course of business through results of operations;

(e) declare, set aside or pay any dividends or make any other distribution to its shareholders (including any stock dividend, dividends in kind or other distribution), whether in cash, stock or other property, or purchase, retire or redeem, or obligate itself to purchase, retire or redeem, any of its shares of capital stock or other securities;

(f) grant any options or any stock or other equity or equity-based compensation;

(g) take any action that would make any representation and warranty of the Bank hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time;

(h) except as contemplated by Sections 9.10, Section 10.02(h) and 10.02(i) hereof or the Transaction Documents, (i) grant or commit to paying any severance or termination pay to (or amend any such existing arrangement with) any director, officer or employee of the Bank, (ii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of the Bank, (iii) increase any benefits payable under any severance or termination pay policies or employment agreements, (iv) permit any director, officer or employee who is not already a party to an agreement or a participant in a plan providing benefits upon or following a change in control to become a party to any such agreement or a participant in any such plan, (v) amend the terms of any employee or director stock options or other stock based awards, or (vi) increase any compensation for employees or increase (or amend the terms of) any other employee benefit plan, program or arrangement of any type for directors, officers or employees of the Bank, except for changes required by law;

(i) except as explicitly permitted hereunder, hire any new officers or other senior management or otherwise make any change in the personnel constituting the officers or directors of the Bank;

(j) except as explicitly permitted hereunder or in accordance with applicable law, engage in any transaction with any affiliated person or allow such persons to acquire any assets from the Bank, except (i) in the form of wages, salaries, fees for services, reimbursement of expenses and benefits accrued or to become accrued under the terms of an Employee Benefit Plan currently in effect and (ii) deposits by, or loans secured by liquid collateral having a fair market value at least equal to the principal balance due on such loan made to, its officers, directors and employees in the ordinary course of business;

(k) except as explicitly permitted hereunder, acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity except through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies;

(l) change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable Law or policies imposed by, or required by official recommendations or pronouncements of, any Governmental Entity or enter into any new material line of business;

(m) make, commit to make, renew, extend the maturity of or alter any of the material terms of any loan, except in a manner consistent with the Bank’s loan policy in effect on the date hereof, or otherwise make any new loans or other extensions of credit to any borrower which (i) would exceed $250,000, individually or in the aggregate with respect to such borrower or (ii) would exceed $100,000 and are not secured by real property or marketable securities (in each case appropriately margined); provided that the Bank may renew any existing loans or extensions of credit in excess of such amounts if the terms of such renewals are no less favorable to the Bank than the existing terms of such loans or extensions of credit;

(n) except as provided in the Bank’s investment policy in effect on the date hereof, sell (provided, however, that payment at maturity or prepayment is not deemed a sale) any investment security or purchase any investment security;

(o) participate in any Whole Loan Transaction, securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(a)(4) of the SEC’s Regulation S-K), other than “off-balance sheet arrangements” of the nature described in Section 5.23(b) of the Bank Disclosure Schedule;

(p) become a party to any Derivative Transaction, whether entered into for the account of the Bank or its customers;

(q) acquire any real or personal property (except for property acquired through foreclosure or the acquisition of personal property which is budgeted for in the Bank’s annual budget) resulting in expenditures in excess of $50,000 in the aggregate; and

(r) agree or commit to do any of the foregoing.

Section 7.04 Shareholder Meeting; Proxy Material.

(a) The Bank shall cause a meeting of its shareholders (the “Bank Shareholder Meeting”) to be duly called, noticed and held as soon as reasonably practicable following the effectiveness of the Registration Statement for the purpose of voting on the approval and adoption of this Agreement and the Plan of Merger. Subject to Section 7.05, the Board of Directors of the Bank shall recommend approval and adoption of this Agreement and the Plan of Merger by the Bank’s shareholders. In connection with the Bank Shareholder Meeting, the Bank shall (i) promptly prepare and file with the Board, use commercially reasonable efforts to have cleared by the Board and thereafter mail to its shareholders as promptly as practicable the Bank Proxy Statement and all other proxy materials for such meeting, (ii) use its commercially reasonable efforts to obtain the necessary approvals by its shareholders of this Agreement, the Plan of Merger and the transactions contemplated hereby, and (iii) otherwise comply with all legal requirements applicable to such meeting.

(b) Subject to Section 7.05, (i) the Bank Proxy Statement shall include a statement to the effect that the Board of Directors of the Bank unanimously recommends that the Bank shareholders vote in favor of the adoption and approval of this Agreement and the Plan of Merger. The Bank shall use commercially reasonable efforts to ensure that the Bank Proxy Statement includes the opinion of the financial advisor referred to in Section 5.18. The Bank shall use commercially reasonable efforts to ensure that all proxies solicited in connection with the Bank Shareholder Meeting are solicited in compliance with all applicable laws. Notwithstanding anything to the contrary contained in this Agreement, the Bank shall, at

Parent’s request, adjourn or postpone the Bank Shareholder Meeting (i) if as of the time for which the Bank Shareholder Meeting is originally scheduled there are insufficient Bank Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Bank Shareholder Meeting or (ii) to solicit additional proxies in favor of the adoption and approval of this Agreement and the Plan of Merger.

Section 7.05 No Solicitation; Other Offers.

(a) The Bank shall not, and shall cause its officers, directors, employees, investment bankers, attorneys, accountants, consultants, advisors and other agents and representatives not to, directly or indirectly, (i) solicit, initiate, induce or take any action to facilitate or encourage any inquiries or the making, submission or announcement of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information relating to the Bank or afford access to the business, properties, assets, books or records of the Bank to any Third Party relating to, an Acquisition Proposal, (iii) grant any waiver or approval under Articles 14 or 14.1 of the VSCA with respect to any Third Party, (iv) execute or enter into, or propose to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, share exchange agreement, merger agreement or similar document or any contract, agreement, arrangement or understanding (whether binding or not) with respect to any Acquisition Proposal or transaction contemplated thereby or, (v) in the case of the Board of Directors of the Bank (or any committee thereof), fail to make or withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, its recommendation to its shareholders referred to in Section 7.04 (the “Bank Recommendation”).

(b) Notwithstanding the foregoing, prior to the time that, but not after, the shareholders of the Bank approve the Plan of Merger at the Bank Shareholder Meeting, the Bank may (i) engage in negotiations or discussions with any Third Party that has made a written bona fide Acquisition Proposal that did not result from a violation of Section 7.05(a) and that the Board of Directors of the Bank determines in good faith, after consultation with its financial advisors, constitutes or will reasonably lead to a Superior Proposal or (ii) furnish to such Third Party nonpublic information relating to the Bank pursuant to a confidentiality agreement (a copy of which shall be provided to Parent) with terms no less favorable to the Bank (including standstill and non-solicitation provisions) than those contained in the Confidentiality Agreement, provided that the Bank promptly discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously provided to Parent; provided, however, that in the case of clauses (i) and (ii), the Board of Directors of the Bank shall have determined in good faith, after consultation with outside legal counsel, that taking such action is necessary to comply with its legal duties to the shareholders of the Bank under Virginia Law and the Bank complies with Section 7.05(c).

(c) The Bank shall not take, or cause to be taken, any of the actions referred to in clauses (i) or (ii) of Section 7.05(b) unless the Bank shall have provided Parent with 24 hours’ prior written notice advising Parent that it intends to take such action, which notice shall identify the Third Party making the Acquisition Proposal and its advisors, describe the material terms and conditions of such Acquisition Proposal, and include a copy of any proposed agreements relating thereto. In addition, the Bank shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Bank (or any of its advisors) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or of any inquiry or request for information relating to the Bank or for access to the business, properties, assets, books or records of the Bank by any Third Party that may be considering making, or has made, an Acquisition Proposal. The Bank shall provide such notice orally and in writing and shall identify such Third Party and its advisors, describe the material terms and conditions of, any such Acquisition Proposal, indication, inquiry or request. The Bank shall keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication, inquiry or request (including any subsequent changes or amendments thereto and withdrawals thereof) and shall provide Parent with copies of all documents and written communications (and written summaries of all material oral communications) received by the Bank with respect to any such Acquisition Proposals, indications, inquiries or requests.

(d) Notwithstanding anything in this Agreement to the contrary, prior to the time that, but not after, the shareholders of the Bank approve the Plan of Merger at the Bank Shareholder Meeting, the Board of Directors of the Bank may, in response to a Superior Proposal that did not result from a violation of this Section 7.05, (i) fail to make or withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Bank Recommendation and recommend such Superior Proposal to the shareholders of the Bank (an “Adverse Recommendation Change”) and (ii) cause the Bank to terminate this Agreement pursuant to Section 11.01(d)(i) and substantially concurrently enter into a definitive written agreement with respect to such Superior Proposal; provided, however, that the Board of Directors of the Bank shall not be entitled to take any of the actions described in clause (i) or (ii) of this Section 7.05(d) unless:

(i) the Bank shall have notified Parent in writing (the “Adverse Notice”) that it intends to take such action, specifying in reasonable detail the reasons therefor, identifying the Third Party making such Superior Proposal, describing in reasonable detail the material terms and conditions of such Superior Proposal, and including a copy of the proposed definitive agreement with respect thereto;

(ii) during the five (5) Business Day period following Parent’s receipt of the Adverse Notice (the “Notice Period”), the Bank negotiates, and causes its advisors to negotiate, in good faith with Parent, if Parent so desires, to make adjustments to the terms of this Agreement;

(iii) as of the close of business on the last day of the Notice Period, Parent does not make a proposal to the Bank that would, in the reasonable good faith judgment of the Board of Directors of the Bank (after consultation with its outside legal counsel and financial advisor), permit the Board of Directors of the Bank to proceed with the Bank Recommendation and not make an Adverse Recommendation Change or so terminate this Agreement as contemplated in the Adverse Notice;

(iv) the Bank has otherwise complied with its obligations under this Section 7.05;

(v) the Board of Directors of the Bank determines in good faith, after consultation with outside legal counsel and after giving effect to any adjustments to the terms of this Agreement that were proposed by Parent, that taking such action is necessary to comply with its legal duties to the shareholders of the Bank under Virginia Law; and

(vi) the Bank promptly terminates this Agreement pursuant to Section 11.01(d)(i) and promptly enters into such definitive agreement with respect to the Superior Proposal.

If, following the Notice Period, the Board of Directors of the Bank determines not to effect an Adverse Recommendation Change and/or terminate this Agreement and thereafter there is any material changes to the facts and circumstances giving rise to the Adverse Notice or any change to the financial or material terms of the Acquisition Proposal that previously constituted a Superior Proposal, the Bank shall be required to comply again with the requirements of this Section 7.05(d) before effecting an Adverse Recommendation Change and/or terminating this Agreement as provided in clauses (i) and (ii), provided that references to the five (5) Business Day period in the Notice Period shall then be deemed to be references to a three (3) Business Day period.

(e) Nothing contained herein shall prevent the Board of Directors of the Bank from complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal; provided, however, that if such disclosure has the substantive effect of withholding, withdrawing, qualifying or modifying in a manner adverse to Parent the Bank Recommendation, then Parent shall have the right to terminate this Agreement as set forth in Section 11.01(c).

The Bank shall, and shall cause the advisors, employees and other agents of the Bank to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its best efforts and exercise any applicable rights under any confidentiality or non-disclosure agreements to cause any such Third Party (or its agents or advisors) in possession of confidential information about the Bank that was furnished by or on behalf of the Bank to return or destroy all such information.

(f) From the date of this Agreement until the earlier of (i) the Effective Time and (ii) the date on which this Agreement is terminated, the Bank shall not amend or grant any waiver or release under, or fail to enforce, any (i) any non-solicitation or non-competition covenants or similar agreements with respect to the Bank or any of its directors, officers, employees, consultants, or agents and (ii) standstill or similar agreements with respect to any Acquisition Proposals unless, in the case of clause (ii), the Board of Directors of the Bank determines in good faith that taking such action is necessary to comply with its legal duties to the shareholders of the Bank under Virginia Law.

(g) The Bank shall not submit to the vote of the Bank shareholders any Acquisition Proposal prior to the termination of this Agreement.

(h) The Bank acknowledges and agrees that any action inconsistent with any provision set forth in this Section 7.05 that is taken by any director, officer, employee, agent, advisor or other representative of the Bank shall be deemed to constitute a breach of such provision by the Bank.

(i) The following terms shall have the meanings set forth below:

“Acquisition Proposal” means any proposal or offer (other than the transactions with Parent contemplated by this Agreement) with respect to (1) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving the Bank, (2) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 25% voting or economic interest in the Bank or (3) any purchase of assets, securities or other ownership interests representing an amount equal to or greater than 25% of the consolidated assets of the Bank, taken as a whole.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (except that references in the definition of “Acquisition Proposal” to “25%” shall be replaced by “50%”) made by a Third Party that is on terms that the Board of Directors of the Bank (after consultation with a financial advisor of recognized reputation) in good faith concludes, taking into account all legal, financial, regulatory and other aspects of the proposal (including, without limitation, any break-up fees, expense reimbursement provisions and conditions to consummation), the likelihood of obtaining financing, and the Third Party making the proposal, would, if consummated, result in a transaction more favorable to the Bank shareholders from a financial point of view than the transaction contemplated by this Agreement, taking into account any changes in the transaction proposed by Parent.

Section 7.06 Tax Matters.

(a) The Bank shall not make (other than consistent with the Bank’s past practice) or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or reducing any Tax asset of the Bank.

(b) To the extent required by GAAP or RAP, as applicable, the Bank shall establish or cause to be established in accordance with GAAP or RAP, as applicable, on or before the Effective Time an adequate accrual for all material Taxes of the Bank due with respect to any period or portion thereof ending prior to or as of the Effective Time.

(c) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes incurred by the Bank in connection with and due before the Merger (including any real property transfer Tax and any similar Tax) shall be paid by the Bank when due, and the Bank shall, at its own expense, file all necessary Tax Returns and other documentation due before the Merger with respect to all such Taxes and fees, and, if required by applicable law, the Bank shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(d) All Tax Sharing Agreements or similar agreements with respect to or involving the Bank shall be terminated as of the Effective Time and, after the Effective Time, the Bank shall not be bound thereby or have any liability thereunder.

Section 7.07 Additional Financial Statements. The Bank shall (i) promptly furnish Parent with true and complete copies of all (x) Current Bank Regulatory Documents and Call Reports for the Bank as filed with Governmental Entities between the date of this Agreement and the Effective Time and (y) monthly directors’ reports of the Bank, and (ii) no later than the thirtieth (30th) day following the last day of the month most recently ended, furnish Parent with true and complete copies of all consolidated unaudited month-end financial statements of the Bank (including the Watch List and the then current allowance for loan and lease losses as of such month-end). The Call Reports shall fairly present, in all material respects, the financial position of the Bank and the results of its operations at the date and for the period indicated in that Call Report in conformity with RAP. The Call Reports shall not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business except as expressly specified therein.

Section 7.08 Obligations of the Bank. The Bank shall take all action necessary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.09 Shareholder Litigation. Each of the Bank and Parent shall give the other prompt notice of any shareholder (or other equity interest holder) claim or litigation (including any direct action, class action or derivative litigation) against or involving such party or its directors or affiliates (or combination thereof) relating to the Merger or the transactions contemplated by this Agreement and shall give the other the opportunity to participate in, but not control, the defense or settlement of any such claim or litigation. In addition, no such compromise or full or partial settlement of any such claim or litigation against or involving the Bank or its directors or affiliates (or combination thereof) shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld or conditioned).

Section 7.10 Notice of Changes. Prior to the Closing Date, the Bank shall promptly notify Parent in writing upon any individual falling within the definition of “the Bank’s knowledge” with respect to the Bank becoming aware of (i) any fact or condition that makes untrue, or shows to have been untrue, in any respect, any representation or warranty made as to the Bank in or pursuant to this Agreement or that results in failure on the part of the Bank to comply with any covenant, condition or agreement contained in this Agreement or (ii) any change or event having, or which, insofar as can reasonably be foreseen, could have a Material Adverse Effect on the Bank. The providing of such information by the Bank to Parent shall not be deemed a waiver by Parent of the breach of any representation or warranty of the Bank contained in this Agreement or the failure to comply with any covenant, condition or agreement contained in this Agreement.

ARTICLE VIII

COVENANTS OF PARENT

Parent agrees that:

Section 8.01 Conduct of Parent. From the date hereof until the Effective Time, Parent and its Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their commercially reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time:

(a) Parent shall not adopt or propose, and shall not permit Xenith Bank to adopt or propose, any change in its or Xenith Bank’s articles of incorporation or bylaws that would have a material and adverse impact on the value of the Parent Stock; and

(b) Parent shall not, and shall not permit any of its Subsidiaries to, take any action that would make any representation and warranty of Parent hereunder inaccurate in any material respect at, or as of any time prior to, the Effective Time.

Section 8.02 Obligations of Xenith Bank. Parent shall take all action necessary to cause Xenith Bank to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 8.03 Director and Officer Liability. Parent shall cause the Surviving Bank, and the Surviving Bank hereby agrees, to do the following:

(a) For six (6) years after the Effective Time, the Surviving Bank shall indemnify and hold harmless the present and former officers and directors of the Bank (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Virginia Law or any other applicable laws and provided under the Bank’s articles of incorporation and bylaws in effect on the date hereof.

(b) For six (6) years after the Effective Time, the Surviving Bank shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person currently covered by the Bank’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided that, in satisfying its obligation under this Section 8.03(b), the Surviving Bank shall not be obligated to pay premiums in excess of 300% of the amount per annum the Bank paid in its last full fiscal year, which amount Bank has disclosed to Parent prior to the date hereof.

(c) If Parent, the Surviving Bank or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Bank or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Bank, as the case may be, shall assume the obligations set forth in this Section 8.03.

(d) The rights of each Indemnified Person under this Section 8.03 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Bank or any of its Subsidiaries, or under Virginia Law or any other applicable laws or under any agreement of any Indemnified Person with the Bank or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 8.04 Registration Statement. Parent shall promptly prepare and file with the SEC under the 1933 Act the Registration Statement and shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable. Parent shall promptly take any action reasonably required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Parent Stock in the Merger.

Section 8.05 Stock Exchange Listing. If required, Parent shall use its commercially reasonable efforts to case the shares of Parent Stock to be issued in connection with the Merger to be approved for quotation on the NASDAQ Capital Market, subject to official notice of issuance.

ARTICLE IX

COVENANTS OF PARENT AND THE BANK

The parties hereto agree that:

Section 9.01 Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Bank and Parent shall use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Entity or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

Section 9.02 Certain Filings.

(a) The Bank and Parent shall cooperate with one another (i) in connection with the preparation of the Bank Proxy Statement and the Registration Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Bank Proxy Statement or the Registration Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

(b) The Bank and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement, and Parent and its counsel shall be given a reasonable opportunity to review and comment on the Bank Proxy Statement, in each case each time before either such document (or any amendment thereto) is filed with the SEC, and reasonable and good faith consideration shall be given to any comments made by such party and its counsel. Each of Parent and the Bank shall provide the other party and its counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Bank Proxy Statement or the Registration Statement, as applicable, promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the SEC.

(c) The Bank shall also use its best efforts to prepare, or cause to be prepared by its auditors, and shall cooperate with Parent’s auditors in preparing, any financial statements (including pro forma financial statements) or other information required to be filed by Parent pursuant to Regulation S-X in connection with the transactions contemplated by this Agreement.

(d) If (i) at any time prior to the Bank Shareholder Meeting, any event should occur relating to the Bank that should be set forth in an amendment of, or supplement to, the Bank Proxy Statement or the Registration Statement, Bank shall promptly inform Parent and (ii) at any time prior to the Bank Shareholder Meeting, any event should occur relating to Parent or Xenith Bank that should be set forth in an amendment of, or supplement to, the Bank Proxy Statement or the Registration Statement, Parent shall promptly inform Bank, and in the case of (i) or (ii) Bank and Parent will, upon learning of such event, cooperate as necessary to promptly prepare and file and, if required, mail such amendment or supplement to the Bank shareholders; provided, however, that prior to such filing or mailing, Bank and Parent shall consult with each other with respect to such amendment or supplement and reasonable and good faith consideration shall be given to any comments made by such party and its counsel

Section 9.03 Public Announcements. Parent and the Bank shall mutually agree as to the form of press release to be issued with respect to this Agreement and the transactions contemplated hereby, and the form of any investor or analyst materials to be used in connection therewith. Parent and the Bank shall consult with each other before issuing any other press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by applicable law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation.

Section 9.04 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Bank shall be authorized to execute and deliver, in the name and on behalf of the Bank or Xenith Bank, as applicable, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Bank or Xenith Bank, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Bank any and all right, title and interest in, to and under any of the rights, properties or assets of the Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Merger.

Section 9.05 Access to Information. From the date hereof until the Effective Time and subject to applicable law and the Confidentiality Agreement, the Bank and Parent shall (i) give to the other party, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of such party, (ii) furnish to the other party, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the other party in its investigation. Any investigation pursuant to this Section 9.05 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party. No information or knowledge obtained in any investigation pursuant to this Section 9.05 shall affect or be deemed to modify any representation or warranty made by any party hereunder.

Section 9.06 Notices of Certain Events. Each of the Bank and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Bank or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to one or more of the representations or warranties set forth in Article V or Article VI of this Agreement, as the case may be, or that relate to the consummation of the transactions contemplated by this Agreement.

Section 9.07 Confidentiality. Prior to the Effective Time and after any termination of this Agreement, each of Parent and the Bank shall hold, and shall use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial, regulatory or administrative process or by other requirements of law or regulation, all confidential documents and information concerning the other party furnished to it or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by such party, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired by such party from sources other than the other party; provided that each of Parent and the Bank may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement so long as such party informs such Persons of the confidential nature of such information and directs them to treat it confidentially. Each of

Parent and the Bank shall satisfy its obligation to hold any such information in confidence if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. If this Agreement is terminated, each of Parent and the Bank shall, and shall use its best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to the other party, upon request, all documents and other materials, and all copies thereof, that it or its Affiliates obtained, or that were obtained on their behalf, from the other party in connection with this Agreement and that are subject to such confidence. The provisions of this Section 9.07 shall be deemed to supersede the Confidentiality Agreement.

Section 9.08 Tax-free Reorganization.

(a) Prior to the Effective Time, each of Parent, Xenith Bank and the Bank shall use its best efforts to cause the Merger to qualify as a 368 Reorganization, and shall not take any action reasonably likely to cause the Merger not so to qualify. Parent shall not take, or cause or permit the Surviving Bank to take, any action after the Effective Time that could cause the Merger not to qualify as a 368 Reorganization.

(b) Each of Parent, Xenith Bank and the Bank shall use its best efforts to obtain the opinions referred to in Sections 10.02(e) and 10.03(b).

Section 9.09 Affiliates. Within 30 days following the date of this Agreement, the Bank shall deliver to Parent a letter identifying all known Persons who may be deemed affiliates of the Bank under Rule 145 of the 1933 Act. The Bank shall use its reasonable best efforts to obtain a written agreement from each Person who may be so deemed as soon as practicable and, in any event, at least 30 days prior to the Effective Time, substantially in the form of Exhibit G hereto.

Section 9.10 Employees.

(a) Following the Effective Time, all employees of the Bank and its Subsidiaries (the “Bank Employees”) shall be eligible to participate in employee benefit plans of Parent or its Subsidiaries in which similarly situated employees of Parent or Xenith Bank participate, to the same extent that similarly situated employees of Parent or Xenith Bank participate; provided, however, that Parent may instead continue one or more of the Employee Benefit Plans for the benefit of such employees in lieu of eligibility to participate in the corresponding plan of the Parent or Xenith Bank (it being understood that inclusion of Bank Employees in Parent’s employee benefit plans may occur at different times with respect to different plans). Following the Effective Time, the Bank Employees, upon executing an appropriate release in the form reasonably determined by Parent, shall be eligible to receive upon involuntary termination (for a reason other than cause, death or disability), if such termination occurs within one year after the Effective Time, severance benefits upon the terms set forth in Section 9.10(a) of the Parent Disclosure Schedule.

(b) With respect to each Parent plan for which length of service is taken into account for any purpose, service with the Bank (or predecessor employers) shall be treated as service with Parent for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits) to the extent such service is recognized under the corresponding Employee Benefit Plan; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each Parent plan shall waive pre-existing condition limitations to the same extent waived or to the extent that they do not apply under the applicable Employee Benefit Plan. With respect to each Parent plan in which Bank Employees participate, the Bank Employees shall be given credit for amounts paid under a corresponding Employee Benefit Plan during the same plan year for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent plan.

(c) As of the Effective Time, Parent shall assume and honor and shall cause Xenith Bank to assume and to honor in accordance with their terms all Employee Benefit Plans of the Bank set forth in Section 9.10(c) of the Parent Disclosure Schedule.

(d) Parent shall, or shall cause Xenith Bank to, assume, honor and continue to maintain, subject to the terms, the terms of any Excess Parachute Payment Agreement and to the extent permitted by applicable law, the split dollar life insurance agreements and the executive plans identified on Section 9.10(d) of the Bank Disclosure Schedule without reducing or impairing the rights of participants therein (except as provided in an Excess Parachute Payment Agreement between a participant and the Bank) and provided further that Parent or its appropriate Subsidiary may substitute new life insurance policies for those identified in Section 9.10(d) of the Bank Disclosure Schedule if the substitution does not impair or reduce the rights of participants. The Bank shall not, from the date hereof until the Effective Time make any withdrawals (other than to pay benefits coming due in the ordinary course under the policies and affiliated executive plans) or take any loans from such split dollar policies. This Section 9.10(d) is intended to be for the benefit of, and shall be enforceable by, the named insured in each such policy and the participants in such executive plans solely for the limited purpose of enforcing the obligations of Parent or its Subsidiaries to assume, honor and continue to maintain such policies and executive plans.

ARTICLE X

CONDITIONS TO THE MERGER

Section 10.01 Conditions to Obligations of Each Party. The obligations of the Bank, Parent and Xenith Bank to consummate the Merger are subject to the satisfaction of the following conditions:

(a) this Agreement and the Plan of Merger shall have been approved and adopted by the shareholders of the Bank in accordance with Virginia Law;

(b) no applicable law and no judgment, injunction, order or decree shall prohibit the consummation of the Merger;

(c) any applicable waiting period under the Bank Merger Act relating to the Merger shall have expired or been terminated;

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

(e) the shares of Parent Stock to be issued in the Merger shall have been approved for listing on the NASDAQ Capital Market, subject to official notice of issuance; and

(f) all actions or approvals by or in respect of, or filings with, any Governmental Entity required to permit the consummation of the Merger, including the Bank Required Filings and Approvals and the Parent Required Filings and Approvals, shall have been taken, obtained or made; and

(g) the establishment by the Bank of a Rabbi trust mutually agreeable to the Bank and Parent.

Section 10.02 Conditions to the Obligations of Parent and Xenith Bank. The obligations of Parent and Xenith Bank to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Bank shall have performed in all material respects each of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of the Bank contained in this Agreement (x) that are set forth in Sections 5.01 (first two sentences only), 5.02, 5.03, 5.04(a)(i), 5.04(a)(ii), 5.05, 5.07, 5.08, 5.11, 5.12, 5.13(a), 5.15, 5.17, 5.18 and 5.29 (the “Bank Fundamental Representations”) shall be true and correct at and as of the Effective Time as if made at and as of such time (except to the extent such representations and warranties speak as of an earlier time, in which case such representations and warranties shall be true and correct as of such earlier time), and (y) other than the Bank Fundamental Representations, shall be true and correct at and as of the Effective Time as if made at and as of such time (except to the extent such representations and warranties speak as of an earlier time, in which case such representations and warranties shall be true and correct as of such earlier time), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and could not reasonably be expected to result in a Material Adverse Effect on the Bank and (iii) Parent shall have received a certificate signed by an executive officer of the Bank to the foregoing effect;

(b) there shall not be pending any unresolved action or proceeding by any Governmental Entity or by any other Person before any court or governmental authority or agency (other than a proceeding of the type described in Section 10.02(g) below), (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger or seeking to obtain material damages and directly or indirectly relating to the adequacy of disclosure in the Bank Disclosure Documents, the Merger or the transactions contemplated by this Agreement, (ii) seeking to restrain or prohibit Parent’s operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of the Bank or, if such action or proceeding directly or indirectly relates to the Merger or the transactions contemplated by this Agreement, of the Parent and its Subsidiaries (including, following the Effective Time, the Surviving Bank), taken as a whole, (iii) seeking to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Bank or of Parent and its Subsidiaries, taken as a whole, or (iv) that otherwise, in the reasonable judgment of Parent, is likely to have a Material Adverse Effect on the Bank or, if such action or proceeding directly or indirectly relates to the Merger or the transactions contemplated by this Agreement, on the Parent and its Subsidiaries (including, following the Effective Time, the Surviving Bank), taken as a whole;

(c) there shall not have been any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger, by any court or Governmental Entity other than the application of the waiting period provisions of the Bank Merger Act to the Merger, that, in the reasonable judgment of Parent, is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iv) of paragraph (b) above;

(d) there shall not have been any event, occurrence, development or state of circumstances or facts that has had or could reasonably be expected to be, individually or in the aggregate, material and adverse to the Bank;

(e) Parent shall have received an opinion of Hunton & Williams LLP in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, to the effect that the Merger will be for federal income tax purposes a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Xenith Bank and the Bank will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Bank substantially in the form of Exhibits F and G hereto;

(f) the Bank shall have delivered to Parent a certification dated not more than 30 days prior to the Effective Time and signed by the Bank to the effect that the Bank is not, nor has it been within five years of the date of the certification, a “United States real property holding corporation” as defined in Section 897 of the Code;

(g) after the date hereof, there shall have been no enforcement action under Section 8 of the FDIA, memorandum of understanding, written agreement, supervisory letter, or any other action, examination or determination of any governmental agency or department relating to the status or conduct of the Bank or any of its Subsidiaries that, in the opinion of the Board of Directors of Parent, adversely affects in any material manner the anticipated economic benefits to Parent of the transactions contemplated hereby;

(h) the Bank shall have delivered to Parent a separation and consulting agreement substantially in the form attached hereto as Exhibit C executed by Kenneth E. Smith (the “Separation and Consulting Agreement”);

(i) the Bank shall have delivered to Parent an offer letter substantially in the form attached hereto as Exhibit D executed by Robert L. Bailey (the “Offer Letter”);

(j) Parent and its employees, attorneys, accountants and other agents shall have been permitted to complete a full investigation of the books, records, assets, liabilities, operations, prospects, businesses and condition of the Bank, and Parent shall be satisfied in its good faith discretion with the results of such investigation;

(k) Parent having received from each of the directors of the Bank an instrument dated as of the Closing Date releasing the Bank from any and all claims of such directors (except to certain matters described therein), the form of which is attached as Exhibit E. Further, Parent having received from the President and Chief Executive Officer of the Bank, an instrument dated as of the Closing Date releasing the Bank from any and all claims of such officers (except as to certain matters described therein), the form of which is attached as Exhibit F;

(l) [RESERVED]

(m) The Bank shall have received an extension of the agreement identified in Section 10.02(m) of the Bank Disclosure Schedule of the nature described therein and reasonably acceptable to Parent; and

(n) the Bank shall have delivered to Parent an excess parachute payment agreement substantially in the form attached hereto as Exhibit J (the “Excess Parachute Payment Agreement”) executed by Robert L. Bailey and an Excess Parachute Payment Agreement executed by Kenneth E. Smith.

Section 10.03 Conditions to the Obligations of the Bank. The obligations of the Bank to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) each of Parent and Xenith Bank shall have performed in all material respects each of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent and Xenith Bank contained in this Agreement (x) that are set forth in Sections 6.01 (first sentence only), 6.02, 6.03, 6.04(a)(i), 6.04(a)(ii), 6.05, 6.08, 6.10, 6.11, 6.12(a) and 6.13 (the “Parent Fundamental Representations”) shall be true and correct on the date hereof and as of the Effective Time as if made at and as of such time (except to the extent such representations and warranties speak as of an earlier time, in which case such representations and warranties shall be true and correct as of such earlier time), and (y) other than those set forth in Parent Fundamental Representations, shall be true and correct in all material respects on the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent such representations and warranties speak as of an earlier time, in which case such representations and warranties shall be true and correct as of such earlier time), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and could not reasonably be expected to result in a Material Adverse Effect on Parent or Xenith Bank, taken as a whole, and (iii) the Bank shall have received a certificate signed by an executive officer of Parent to the foregoing effect; and

(b) The Bank shall have received an opinion of Williams Mullen in form and substance reasonably satisfactory to the Bank, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, to the effect that the Merger will be for federal income tax purposes a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Xenith Bank and the Bank will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Parent and the Bank substantially in the form of Exhibit H and I hereto.

ARTICLE XI

TERMINATION

Section 11.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Bank):

(a) by mutual written agreement of the Bank and Parent;

(b) by either the Bank or Parent, if:

(i) the Merger has not been consummated on or before October 31, 2014 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 11.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii) there shall be any law that makes consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction enjoining the Bank or Parent from consummating the Merger is entered and such judgment, injunction, judgment or order shall have become final and nonappealable; or

(iii) this Agreement and the Plan of Merger shall not have been approved and adopted in accordance with the VSCA by the Bank’s shareholders at the Bank Shareholder Meeting (or any adjournment thereof);

(c) by Parent if:

(i) if the Board of Directors of the Bank shall have made or publicly proposed to make an Adverse Recommendation Change;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Bank set forth in this Agreement shall have occurred that would cause the condition set forth in Section 10.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date or the Bank shall have willfully and materially breached its obligations under Sections 7.04 or 7.05;

(iii) it determines, in good faith and after consulting with counsel, there is substantial likelihood that any necessary regulatory approval will not be obtained or will be obtained only upon a condition or conditions that make it inadvisable to proceed with the transactions contemplated by this Agreement or any other agreement contemplated hereby;

(d) by the Bank, if:

(i) the Board of Directors of the Bank has authorized the Bank to enter into a definitive written agreement with respect to a Superior Proposal in accordance with Section 7.05, provided that the Bank shall have paid any amounts due pursuant to Section 12.04(b) in accordance with the terms, and at the times, specified therein;

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Xenith Bank set forth in this Agreement shall have occurred that would cause the condition set forth in Section 10.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date;

(iii) during the three trading-day period following the Determination Date:

(1) the Average Closing Price shall be less than the product of 0.80 and the Starting Price; and

(2) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Parent Ratio”) shall be less than the number obtained by (a) dividing the Index Price on the Determination Date by the Index Price on the date of this Agreement and (b) subtracting 0.15 from such quotient (such number being referred to herein as the “Bank Index Ratio”), subject to the following provisions of this Section 11.01(d)(iii). If the Bank elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give prompt written notice of such election to Parent. During the Decision Period commencing with its receipt of such notice, Parent may elect to increase the Exchange Ratio by the smallest amount necessary such that the conditions set forth in either clause (1) or (2) above shall be deemed not to exist.

The condition set forth in clause (1) above shall be deemed not to exist if the Exchange Ratio is increased so that the Per Share Consideration after such increase is equal to the Per Share Consideration that would have been in effect if the Average Closing Price were equal to the product of 0.80 and the Starting Price. The condition set forth in clause (2) above shall be deemed not to exist if the Exchange Ratio is increased, so that the Per Share Consideration after such increase is equal to the Per Share Consideration that would have been in effect if the Parent Ratio were equal to the Bank Index Ratio. If Parent makes such election within the Decision Period, it shall give prompt written notice to the Bank of such election and the revised Exchange Ratio, whereupon the Bank shall have no right to terminate the Agreement pursuant to this Section 11.01(d)(iii) and this Agreement shall remain in full force and effect in accordance with its terms (except to the extent that the Exchange Ratio shall have been modified by Parent pursuant to this Section 11.01(d)(iii), and any references in this Agreement to the “Exchange Ratio” shall thereafter be deemed to refer to each such term after giving effect to any applicable adjustment made pursuant to this Section 11.01(d)(iii)).

If, during the period between the date of this Agreement and the Determination Date, any change in the outstanding shares of capital stock of Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the “Starting Price” shall be appropriately adjusted to account for such change for the purposes of this Section 11.01(d)(iii).

For purposes of this Section 11.01(c)(iii), the following terms shall have the meanings indicated below:

“Average Closing Price” means the average of the last reported sale prices per share of Parent Stock as reported on the NASDAQ Capital Market (as reported in the New York City edition of The Wall Street Journal or, if not reported therein, in another authoritative source mutually agreed upon by Parent and the Bank) for the 10 consecutive trading days immediately preceding the Determination Date.

“Determination Date” means the date which is the seventh calendar day immediately prior to the Closing Date, or if such calendar day is not a trading day, the trading day immediately preceding such calendar day.

“Index Price” means the median of the last reported sales prices per share of common stock of the group set forth in Section 11.01(d) of the Bank Disclosure Schedule as reported on NASDAQ (as reported in the New York City edition of The Wall Street Journal or, if not reported therein, in another authoritative source mutually agreed upon by Parent and the Bank) for the 10 consecutive trading days immediately preceding the Determination Date, the common stock all of which shall be publicly traded and as to which there shall have not been a publicly announced proposal for the acquisition of 20% or more of any such company’s outstanding shares or as to which any such company shall have made a proposal to acquire another company in which 20% or more of its outstanding shares would be issued, in each case at any time during the period beginning on the date of this Agreement and ending on the Determination Date. In the event that, at any time during the period beginning on the date of this Agreement and ending on the Determination Date, the common stock of any such company ceases to be publicly traded, a proposal to acquire 20% or more of any such company’s common stock is announced, or such company announces an acquisition proposal in which 20% or more of such company’s outstanding shares are to be issued, such company will be removed from the Index Group.

“Per Share Consideration” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Total Stock Consideration by the total number of Bank Shares outstanding as of the close of business on the Determination Date.

“Starting Price” means $5.95.

“Total Stock Consideration” shall mean the product obtained by multiplying (x) the Exchange Ratio, (y) the number of Bank Shares outstanding at the Effective Time and (z) the Average Closing Price.

The party desiring to terminate this Agreement pursuant to this Section 11.01 (other than pursuant to Section 11.01(a)) shall give notice of such termination to the other party.

Section 11.02 Effect of Termination. If this Agreement is terminated pursuant to Section 11.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 11.02 and Sections 9.07, 12.02, 12.04, 12.07, 12.08 and 12.09 shall survive any termination hereof pursuant to Section 11.01.

ARTICLE XII

MISCELLANEOUS

Section 12.01 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the other shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered personally, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

if to Parent or Xenith Bank, to:

Xenith Bankshares, Inc.

One James Center

901 E. Cary Street, Suite 1700

Richmond, Virginia 23219

Attention: T. Gaylon Layfield, III

with a copy to:

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, Virginia 23219-4074

Attention: J. Waverly Pulley, III

if to the Bank, to:

Colonial Virginia Bank

6720 Sutton Road

P.O. 2120

Gloucester, Virginia 23061

Attention: Robert L. Bailey

with a copy to:

Williams Mullen

200 South 10th Street

Suite 1600

Richmond, Virginia 23219

Attention: Wayne “Whit” A. Whitham, Jr.

Section 12.02 Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the agreements set forth in Sections 8.03, 9.10 and Section 11.02.

Section 12.03 Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the adoption of the Plan of Merger by the shareholders of the Bank and without their further approval, no such amendment or waiver shall reduce the amount or change the kind of consideration to be received in exchange for the Bank Shares.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12.04 Expenses. (a) Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided, that in the case of the Bank all such costs and expenses, including legal, advisory, accounting and other fees and expenses related to the transactions contemplated by this Agreement, shall either be paid in full on or prior to Closing or accrued by the Bank prior to Closing.

(b) If a Payment Event (as hereinafter defined) occurs, the Bank shall pay Parent (by wire transfer of immediately available funds), if, pursuant to (i) below, simultaneously with the occurrence of such Payment Event or, if pursuant to (ii) below, within two Business Days following such Payment Event, a fee of $350,000, and such fee shall be the sole and exclusive remedy of Parent and Xenith Bank upon a termination of this Agreement resulting from a Payment Event; provided, however, that if such Payment Event is the direct or indirect result of a willful breach by the Bank of any of its agreements or obligations in this Agreement, then Parent and Xenith Bank may pursue any other remedy available to either of them in law or in equity, including additional monetary damages and specific performance in accordance with Section 12.13 of this Agreement.

“Payment Event” means (x) the termination of this Agreement pursuant to Sections 11.01(c)(i) or 11.01(d)(i) or (y) the termination of this Agreement pursuant to Sections 11.01(b)(i) or 11.01(b)(iii) but, in the case of clause (y) only if (I) prior to such termination, an Acquisition Proposal shall have been publicly proposed or a Third Party has publicly announced its intention to make an Acquisition Proposal and (II) within 12 months following the date of such termination: (i) the Bank merges with or into, or is acquired, directly or indirectly, by merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or otherwise by, a Third Party; (ii) a Third Party, directly or indirectly, acquires more than 50% of the total assets of the Bank; (iii) a Third Party, directly or indirectly, acquires more than 50% of the outstanding voting or economic interest of the Bank; (or in any of clauses (i) through (iii) above the Bank shall have entered into a definitive agreement providing for such action).

(c) The Bank acknowledges that the agreements contained in this Section 12.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Xenith Bank would not enter into this Agreement. Accordingly, if the Bank fails promptly to pay any amount due to Parent pursuant to this Section 12.04, it shall also pay any costs and expenses incurred by Parent or Xenith Bank in connection with a legal action to enforce this Agreement that results in a judgment against the Bank for such amount.

Section 12.05 Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 8.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 8.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Xenith Bank may transfer or assign, in whole or from time to time in part, to one or more of their Affiliates, the right to enter into the transactions contemplated by this Agreement, but any such transfer or assignment shall not relieve Parent or Xenith Bank of its obligations hereunder.

Section 12.06 Schedules and Exhibits. All Schedules and Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement.

Section 12.07 Governing Law. This Agreement, the Merger and the transactions contemplated herein, and all disputes between the parties under or related to this Agreement, the transactions contemplated herein or the facts and circumstances leading to its or their execution or performance, whether in contract, tort or otherwise, shall be governed by the laws of the Commonwealth of Virginia, without regard to conflict of laws principles.

Section 12.08 Jurisdiction.

(a) Each of the parties hereto (i) irrevocably submits itself to the personal jurisdiction of any state or federal court located in Richmond, Virginia, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in such courts, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement, the Merger or any of the other transactions contemplated herein in any other court and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.

(b) Each of the parties agrees to waive any bond, surety or other security that might be required of any other party with respect to any such suit, action or proceeding, including any appeal thereof.

(c) Each of the parties agrees that service of any process, summons, notice or document may be served on such party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, the parties agree that service of process by U.S. registered mail to its address set forth in Section 12.01 hereof shall be effective service of process for any action, suit or proceeding brought against it, provided, however, that nothing contained in the foregoing clause shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

Section 12.09 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE, WHETHER IN CONTRACT, TORT, OR OTHERWISE, RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY KNOWINGLY, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREIN OR THE FACTS AND CIRCUMSTANCES LEADING TO ITS EXECUTION OR PERFORMANCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (c) IT MAKES SUCH WAIVER KNOWINGLY AND VOLUNTARILY, AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 12.09.

Section 12.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 12.11 Entire Agreement. This Agreement and the Transaction Documents constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.13 Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, by statute or otherwise, upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage would occur and that monetary damages would be an inadequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity, without the necessity of posting bonds or other undertakings in connection therewith. The parties acknowledge that in the absence of a waiver, a bond or undertaking may be required by a court and the parties hereby waive any such requirement of any such bond or undertaking.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

COLONIAL VIRGINIA BANK

By	/s/ Robert L. Bailey
Robert L. Bailey
President & Chief Executive Officer

XENITH BANKSHARES, INC.

By:	/s/ T. Gaylon Layfield, III
T. Gaylon Layfield, III
President & Chief Executive Officer

XENITH BANK

By:	/s/ T. Gaylon Layfield, III
T. Gaylon Layfield, III
President & Chief Executive Officer

EXHIBIT C

SEPARATION AND CONSULTING AGREEMENT

THIS SEPARATION AND CONSULTING AGREEMENT (this “Agreement”) is entered dated as of             , 2014, by and between XENITH BANK, a Virginia banking corporation (“Xenith”) and KENNETH E. SMITH (the “Executive”). The Effective Date of this Agreement is the later of the Effective Time (as defined below) or the date that the Executive’s release of claims under Section 3 becomes effective and irrevocable.

RECITALS

WHEREAS, the Executive and Colonial Virginia Bank (“Colonial”) entered into an employment agreement dated as of September 1, 2010 (the “Employment Agreement”); and

WHEREAS, subject to the terms and conditions stated in the Employment Agreement the Executive is entitled to receive severance benefits in the event of certain terminations of the Executive’s employment with Colonial; and

WHEREAS, Xenith, Colonial and Xenith Bankshares, Inc. entered into a merger agreement dated March 20, 2014 (the “Merger Agreement”) pursuant to which Colonial will merge with and into Xenith; and

WHEREAS, the Executive desires to resign from employment with Colonial and to not become an employee of Xenith effective as of the Effective Time (as defined in the Merger Agreement); and

WHEREAS, Xenith and the Executive desire to confirm the terms of the Executive’s resignation and his right to receive the severance benefits described in, but subject to the terms of, the Employment Agreement; and

WHEREAS, Xenith desires to have the benefit of the Executive’s experience and assistance with respect to transition issues that may arise following the Effective Time and the Executive is willing to make himself available to provide such assistance as provided in this Agreement;

NOW, THEREFORE, Xenith and the Executive agree as follows:

1.	Resignation

(a) The Executive shall resign from employment with, and from all offices and positions in which he serves at, Colonial effective as of the Effective Time. The Executive agrees that he shall not become an employee of Xenith at the Effective Time.

(b) Xenith agrees that the Executive’s resignation under this Agreement will be a resignation with Good Reason under the Employment Agreement.

A-C-1

(c) Subject to the terms of the Employment Agreement (including the requirement that the release set forth in Section 3 of this Agreement becomes effective and irrevocable by the Executive), the Executive shall be entitled to receive the severance benefits described in Section 8 of the Employment Agreement. The salary continuation severance benefits shall be paid or provided in accordance with the terms of the Employment Agreement, i.e., commencing on the first day of the seventh (7th) month after the Executive’s “separation from service” under Treasury Regulation Section 1.409A-1(h) and with first payment of the severance benefit including the severance benefits that would have been paid after the Executive’s separation from service but for the requirements of Section 409A of the Internal Revenue Code of 1986, as amended. Applicable income and employment taxes shall be deducted and withheld from such benefits.

(d) As additional severance compensation and as additional consideration for the Executive’s release under Section 3, Xenith agrees to make a single sum cash payment to the Executive in the amount of $            .1 Such amount shall be paid to the Executive within thirty (30) days following the date that is six months after the date of the Executive’s “separation from service” under Treasury Regulation Section 1.409A-1(h). Applicable income and employment taxes shall be withheld from such payment.

(e) The Executive also shall be entitled to receive any compensation from Colonial that is earned but unpaid as of the Effective Time including earned but unpaid salary and bonus and accrued but unused vacation or paid time off. The Executive also shall be entitled to any benefits that are payable to him as a former employee of Colonial under the employee benefit plans and agreements maintained by Colonial at the Effective Time.

(f) The Executive shall deliver to Xenith any property of Colonial and any business records or documents in his possession promptly after the Effective Time.

(g) The Executive affirms that he is subject to the covenant against disclosure of confidential information set forth in Section 19 of the Employment Agreement and covenants that he will comply with the terms thereof.

2.	Consulting Services and Compensation

(a) The term of the consulting arrangement described in this Section 2 shall begin on the Effective Date and shall end on [December 31, 2014] (the “Term”). The Executive may terminate this consulting arrangement at any time and Xenith may terminate this consulting arrangement with thirty (30) days’ notice to the Executive if (i) in the opinion of counsel to Xenith the Executive is prohibited from performing services for Xenith by any regulatory agency or under the regulations of any regulatory agency, (ii) the Executive fails to perform the services requested by Xenith or (iii) the Executive dies during the Term.

[1]	The additional amount will be calculated so that the total value of the severance benefit payable under the Employment Agreement, the consulting fees and the additional amount total $250,000, less any reduction necessary to avoid “excess parachute payments.”

A-C-2

(b) During the Term the Executive shall make himself reasonably available to Xenith to consult with, and provide advice to, Xenith’s Chief Financial Officer with respect to matters requested by Xenith’s Chief Financial Officer, including matters relating to the merger of Colonial and Xenith and transition issues that arise following the merger. The Executive shall not be required to perform more than 30 hours of consulting services in any month. The Executive and Xenith agree that the Executive’s services under this consulting arrangement will not prevent the Executive’s resignation at the Effective Time from constituting a “separation from service” (as defined in Treasury Regulation Section 1.409A-1(h)).

(c) During the Term the Executive shall be paid $[2,250] per month for the services provided under the consulting arrangement which will be paid in arrears within five (5) days after the end of each month in which services are performed. Xenith will not deduct income or other taxes from such payments and the Executive agrees that he is solely responsible for the payment of income, self-employment and any other taxes to which the payments are subject. The consulting fee described in this paragraph is intended to compensate the Executive for any expenses that may be incurred by the Executive except that upon written request and reasonable supporting documentation, Xenith will reimburse the Executive for travel expenses (including transportation, food and lodging) incurred by the Executive in connection with the performance of the consulting services.

(d) The Executive agrees that in performing services under the consulting arrangement he will be an independent contractor and not an employee of Xenith and that during the Term he will not be eligible to participate in any employee benefit plans or arrangements maintained by Xenith (including plans previously adopted by Colonial); provided, however, that the consulting arrangement shall not affect the Executive’s rights as a former employee under any employee benefit plans or arrangements in which he participated based on his employment with Colonial.

(e) During the Term the Executive will have no authority to assume or create any obligation or liability, express or implied, on behalf of Xenith or in Xenith’s name or to bind Xenith in any manner whatsoever.

(f) In providing the services contemplated by the consulting arrangement, the Executive will be privy to confidential information about Xenith and its affiliates. The Executive agrees that he will not at any time, without the prior written consent of Xenith, disclose, directly or indirectly, any such confidential information or use any such confidential information for any purpose other than providing consulting services to Xenith.

(g) This consulting arrangement is not exclusive and the Executive is not restricted from having other consulting clients, subject to the confidentiality obligation set forth herein and the obligation to make himself reasonably available to provide the consulting services. Although there may be certain services that by their nature require that they be performed at specified locations, the Executive is generally free to perform the consulting services wherever the Executive sees fit, consistent with the reasonable delivery of the services. While Xenith expects that the Executive will be reasonably available to provide the consulting services, Xenith does not have the authority to dictate how those services will be performed.

A-C-3

3.	Release[2]

(a) In consideration of the payment of severance benefits in accordance with, and subject to, Section 8 of the Employment Agreement, the additional payment described in Section 1(d) hereof and the Executive’s rights under the consulting arrangement, the Executive, for the Executive and the Executive’s heirs, administrators, representatives, executors, successors, and assigns (collectively, the “Executive Releasors”), does hereby irrevocably and unconditionally release, acquit, and forever discharge Colonial, Xenith and Xenith Bankshares, Inc., and their current and former parents, subsidiaries, affiliates, divisions, successors, assigns, trustees, officers, directors, owners, partners, agents, parents, employees, including without limitation all persons acting by, through, under, or in concert with any of them (collectively, the “Company Releasees”) from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, remedies, actions, causes of action, suits, rights, demands, costs, losses, debts, and expenses (including attorneys’ fees and costs) of any nature whatsoever, known or unknown, whether in law or equity and whether arising under federal, state, or local law that the Executive Releasors had, now have, or may hereafter claim to have had against each or any of the Company Releasees by reason of any matter, cause, or thing occurring, done, or omitted to be done and existing on the date the Executive signs this Agreement. Without limitation, this Agreement includes a knowing and voluntary waiver of any and all rights, claims, and causes of action for discrimination based upon race, color, ethnicity, sex, national origin, religion, disability, and age (including without limitation under the Age Discrimination in Employment Act of 1967 as amended by the Older Workers Benefit Protection Act (“ADEA”), Title VII of the Civil Rights Act of 1964 as amended by the Civil Rights Act of 1991, the Equal Pay Act of 1962, the Americans with Disabilities Act of 1990, and any other federal, state, or local anti-discrimination law) or any other unlawful criterion or circumstance, and any claims arising under common law, including breach of contract claims relating to the Executive’s prior employment with any Company Releasee, and except as expressly provided herein, including a full release of any and all claims under the Employment Agreement. The Executive is not waiving or releasing any claims (i) to the payment of the severance benefits in accordance with, and subject to, Section 8 of the Employment Agreement or Section 1(d) of this Agreement; (ii) to the payment of compensation for consulting services as provided in this Agreement; (iii) any rights that the Executive has as a former employee under Colonial’s employee benefit plans and agreements including, without limitation, the Colonial Virginia Bank Executive Retirement Plan or (iv) any claims that may arise after the Executive executes this Agreement.

(b) Nothing in this Agreement is intended to interfere with the Executive’s right to file a charge with the Equal Employment Opportunity Commission in connection with any claim the Executive believes the Executive may have against the Company Releasees. However, by executing this Agreement, the Executive hereby waives the right to recover damages, injunctive or equitable relief, or any other type of remedy in any proceeding that the Executive may bring before the Equal Employment Opportunity Commission or any state human rights commission or in any proceeding brought by the Equal Employment Opportunity

[2]	Agreement should be signed by the Executive at the Effective Time.

A-C-4

Commission or any state human rights commission on the Executive’s behalf. In addition, this Agreement is not intended to interfere with the Executive’s right to challenge that this waiver of any and all ADEA claims pursuant to this Agreement is a knowing and voluntary waiver, although the Executive, by signing below, specifically represents to the Company Releasees that Executive has entered into this Agreement knowingly and voluntarily.

(c) The Executive acknowledges that this Agreement does not constitute an admission by any of the Company Releasees of any unlawful acts or of any violation of federal, state, or local laws. The parties to this Agreement expressly deny any such unlawful act or violation.

(d) The Executive acknowledges and agrees that, if the Executive should hereafter make any claim or demand or commence or threaten to commence any action, claim, or proceeding against the Company Releasees with respect to any cause, matter, or thing which is the subject of the release under Section 3 of this Agreement, this Agreement may be raised as a complete bar to any such action, claim, or proceeding, and the applicable Company Releasee(s) may recover from the Executive all expenses and costs incurred in connection with such action, claim, or proceeding, including attorneys’ fees. In addition, the Executive represents that the Executive is not aware of any claims that he has or may have against any of the Company Releasees.

(e) The Executive understands that he should consult with an attorney prior to executing this Agreement. The Executive further acknowledges that he has twenty-one (21) days to consider this Agreement and his decision to enter into it. In addition, the Executive has a period of seven (7) days following the execution of this Agreement during which the Executive may revoke this Agreement by sending written notification of such revocation to Xenith. Should the Executive exercise his right to revoke during the seven-day revocation period, this entire Agreement will become null and void, and neither the Executive nor Xenith will have any rights or obligations under it. If the Executive does not revoke this Agreement within seven (7) days, it will become effective and enforceable on the eighth day after the Executive signs it or, if later, at the Effective Time.

4.	Miscellaneous

(a) This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof, supersedes all prior understandings and writings concerning the subject matter hereof and may be amended or modified only by a writing signed by the parties.

(b) The failure of either party to insist upon strict performance of any of the terms or provisions of this Agreement or to exercise any rights or remedies contained in this Agreement shall not be construed as a waiver or relinquishment for the future of such terms, provisions, rights or remedies.

(c) This agreement shall be binding on, and inure to the benefit of, the successors of Xenith and the heirs of the Executive.

(d) This agreement shall be governed by the laws of the Commonwealth of Virginia except to the extent that the laws of the Commonwealth of Virginia would require the application of the laws of another State.

A-C-5

IN WITNESS WHEREOF, Xenith and the Executive have executed this Agreement.

XENITH BANK	KENNETH E. SMITH

By

Date: , 2014	Date: ,2014

A-C-6

EXHIBIT D

[Xenith Bank Stationery]

                 , 2014

Mr. Robert L. Bailey

202 Pohick Run

Yorktown, Virginia 23693

Dear Bob:

We are very excited about you joining Xenith Bank as Executive Vice President, reporting to [me]. This letter will detail the specifics of our recent conversations about your position here. [Your primary duties will be as outlined on the attached job description.] Please note that Xenith may modify job titles, salaries and benefits from time to time as it deems necessary.

Title: Executive Vice President of Xenith Bank and President – Colonial Virginia Bank.

Start Date: At the “Effective Time” as defined in the Agreement of Merger, dated as of March 20, 2014, among Colonial Virginia Bank, Xenith Bankshares, Inc. and Xenith Bank.

Base Salary: $190,000, annually.

Incentive: In this position you will be eligible to participate in Xenith’s Relationship Manager Incentive Plan. The annual incentive that may be earned under this plan is based on the objectives established for the year and the extent to which those objectives are achieved. However, the annual incentive that you will earn for calendar 2014 will be at least $20,000.

Retention Bonus: If your employment with Xenith continues until the first anniversary of the Effective Time, Xenith will pay you a retention bonus of $30,000. If your employment with Xenith continues until the second anniversary of the Effective Time, Xenith will pay you an additional retention bonus of $30,000. If Xenith terminates your employment for a reason other than “cause,” any unpaid retention bonus will be payable to you notwithstanding the termination of your employment. Retention bonus payments that you are entitled to receive (including on account of a termination by Xenith for a reason other than “cause”) will be paid to you in a single sum within ten days after the applicable anniversary of the Effective Time. For the avoidance of doubt, a termination of your employment due to your death or due to your inability to perform the essential functions of your position for ninety consecutive days on account of mental or physical illness or injury or disability will not be a termination by Xenith for a reason other than “cause.” The term “cause” has the same meaning as set forth in Section 9 of your Employment Agreement with Colonial Virginia Bank dated as of August 2, 2010.

Benefits: You will be eligible to participate in a health care program, 401(k) plan, life insurance and other standard medical benefits offered by Xenith to its associates. These benefits may be provided under a plan or program maintained by Xenith or one or more of the benefits may be provided under a plan or program previously established by Colonial.

A-D-1

EXHIBIT D

At-Will Employment. Your employment with Xenith will be on at at-will basis meaning that you may terminate your employment at any time for any reason or no reason and Xenith may terminate your employment for any reason or no reason.

Xenith reserves the right to conduct background investigations and reference checks on all of its potential employees. In addition, we are a drug free workplace, and therefore will ask you to pass a drug test as a condition of your employment. Our personal financial policy is very important to us, and should be taken seriously. We will also ask you to review the Xenith Associate Handbook, sign an acknowledgement that you have read it, and that you understand Xenith’s rules of conduct which are included in the Handbook.

If you wish to accept this offer of employment, please sign and date this letter in the space provided below. Your signature below will confirm that you have no other contractual agreements or arrangements with other employers that will impact your joining Xenith. Your signature below also will confirm that you agree that you are not entitled to any additional compensation or benefits under the Employment Agreement between you and Colonial Virginia Bank dated as of August 2, 2010, and that you waive any right that you may have to additional compensation or benefits under that agreement.

Bob, we believe that you will be a terrific fit here at Xenith and that a combination of Xenith and Colonial offers exciting opportunities for you as well as the shareholders of Xenith and Colonial. We expect to benefit from your energy and input as we execute our vision for the combined banks. We further expect that your strong work ethic will help Xenith meet its long term objectives. Please feel free to contact me if you have any questions or comments.

Sincerely,

T. Gaylon Layfield, III
President & CEO

Accepted:	Date:

A-D-2

EXHIBIT E

RELEASE

(Director)

This RELEASE (the “Release”) is made by                                          (the “Director”), in favor of Colonial Virginia Bank, a Virginia banking corporation (the “Bank”), and is effective on the date the Director executes it. Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, pursuant to that certain Agreement of Merger (the “Merger Agreement”) dated as of March 20, 2014 among the Bank, Xenith Bankshares, Inc., a Virginia corporation (the “Parent”), and Xenith Bank, a Virginia banking corporation and a wholly-owned subsidiary of Parent, and the related Plan of Merger (the “Plan of Merger”), it is a condition to the consummation of the transactions contemplated by the Merger Agreement that the Director has executed and delivered to Parent an instrument releasing the Bank from any and all claims of such Director;

WHEREAS, the purpose of this Release is to serve as the instrument referred to in Section 10.02(k) of the Merger Agreement as discussed above; and

WHEREAS, the Director desires to enter into this Release in consideration of the matters set forth herein.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, including, without limitation, that this Release is a condition to the Merger Agreement pursuant to which the Director will be entitled to receive the Merger Consideration and/or pursuant to which such Director’s Bank Options will be converted into Parent Options, the receipt and sufficiency of which is hereby expressly acknowledged, the Director agrees as follows:

1. Attached as Schedule 1 hereto is a list of all loans outstanding from the Bank to the Director. The Director acknowledges that, to the best of his or her knowledge, there are no existing claims or defenses, personal or otherwise, or rights of set off whatsoever against the Bank, except as set forth below. The Director for himself or herself and on behalf of his or her heirs and assigns (the “Director Releasing Parties”) hereby releases, acquits and forever discharges the Bank and its predecessors, successors, assigns, Subsidiaries, and its officers, directors, employees, agents and servants, and all persons, natural or corporate, in privity with them or any of them from any and all claims or causes of action of any kind whatsoever, at common law, statutory or otherwise, which the Director Releasing Parties, or any of them, has, had, or may hereafter claim to have had arising from the beginning of time until the date the Director signs the Release; but the Bank is not released from any obligations or liabilities to the Director (a) pursuant to the articles of incorporation or bylaws of the Bank regarding the indemnification of officers or directors; (b) in connection with any deposits (as defined in 12 USC §1813(l)) of the Director or other written contractual obligations of the Bank to the Director existing on the date of this Release and set forth on Schedule 2 hereto; (c) any claims arising under the Merger Agreement or the Plan of Merger and (d) any claims or causes of action first arising after the date the Director signs this Release.

2. The Director hereby represents and warrants that he or she has full power and authority to enter into, execute and deliver this Release, all proceedings required to be taken to authorize the execution, delivery and performance of this Release and the agreements and undertakings relating hereto

A-E-1

and the transactions contemplated hereby have been validly and properly taken and this Release constitutes a valid and binding obligation of the Director in the capacity in which executed. The Director further represents and warrants that he or she has entered into this Release freely of his or her own accord and without reliance on any representations of any kind of character not set forth herein. The Director enters into this Release after the opportunity to consult with his or her own legal counsel.

3. THIS RELEASE IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE COMMONWEALTH OF VIRGINIA, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES RELATED TO THIS RELEASE WILL LIE IN RICHMOND, VIRGINIA.

4. Each clause and provision of this Release is severable. If any clause or provision of this Release is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Release is to be construed and enforced as if such illegal, invalid or unenforceable clause or provision were not a part hereof and (b) the remaining clauses and provisions of this Release will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable clause or provision or by its severance from this Release.

[signature page to follow]

A-E-2

THE DIRECTOR:

Print Name:

COMMONWEALTH OF VIRGINIA

City/County of                     :

The foregoing instrument was acknowledged before me this      day of                      by                    .

Notary Public

Notary registration number:

My commission expires:

A-E-3

SCHEDULE 1

LOANS OUTSTANDING

A-E-4

SCHEDULE 2

CONTRACTUAL OBLIGATIONS

A-E-5

EXHIBIT F

RELEASE

(Officer)

This RELEASE (the “Release”) is made by                                          (the “Officer”), in favor of Colonial Virginia Bank, a Virginia banking corporation (the “Bank”), and is effective on the date the Officer executes it. Terms with their initial letters capitalized and not otherwise defined herein have the meanings given them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, pursuant to that certain Agreement of Merger (the “Merger Agreement”) dated as of March 20, 2014 among the Bank, Xenith Bankshares, Inc., a Virginia corporation (the “Parent”), and Xenith Bank, a Virginia banking corporation and a wholly-owned subsidiary of Parent, and the related Plan of Merger (the “Plan of Merger”), it is a condition to the consummation of the transactions contemplated by the Merger Agreement that the Officer has executed and delivered to Parent an instrument releasing the Bank, from any and all claims of such Officer;

WHEREAS, the purpose of this Release is to serve as the instrument referred to in Section 10.02(k) of the Merger Agreement as discussed above; and

WHEREAS, the Officer desires to enter into this Release in consideration of the matters set forth herein.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, including, without limitation, that this Release is a condition to the Merger Agreement pursuant to which the Officer will be entitled to receive the Merger Consideration and/or pursuant to which such Officer’s Bank Options will be converted into Parent Options, the receipt and sufficiency of which is hereby expressly acknowledged, the Officer agrees as follows:

1. Attached as Schedule 1 hereto is a list of all loans outstanding from the Bank to the Officer. The Officer acknowledges that, to the best of his or her knowledge, there are no existing claims or defenses, personal or otherwise, or rights of set off whatsoever against the Bank, except as set forth below. The Officer for himself or herself and on behalf of his or her heirs and assigns (the “Officer Releasing Parties”) hereby releases, acquits and forever discharges the Bank and its predecessors, successors, assigns, Subsidiaries, and its officers, directors, employees, agents and servants, and all persons, natural or corporate, in privity with them or any of them from any and all claims or causes of action of any kind whatsoever, at common law, statutory or otherwise, which the Officer Releasing Parties, or any of them, has, had, or may hereafter claim to have had arising from the beginning of time until the date the Officer signs the Release; but the Bank is not released from any obligations or liabilities to the Officer (a) pursuant to the articles of incorporation or bylaws of the Bank regarding the indemnification of officers or directors; (b) in connection with any deposits (as defined in 12 USC §1813(l)) of the Officer or other written contractual obligations of the Bank to the Officer existing on the date of this Release and as set forth on Schedule 2 hereto; (c) accrued salary, wages or other compensation; (d) pursuant to the provisions of any Employee Benefit Plan available to full-time employees of the Bank in which the Officer participates; (e) any claims arising under the Merger Agreement or the Plan of Merger and (f) any claims or causes of action first arising after the date the Officer signs this Release.

A-F-1

2. The Officer hereby represents and warrants that he or she has full power and authority to enter into, execute and deliver this Release, all proceedings required to be taken to authorize the execution, delivery and performance of this Release and the agreements and undertakings relating hereto and the transactions contemplated hereby have been validly and properly taken and this Release constitutes a valid and binding obligation of the Officer in the capacity in which executed. The Officer further represents and warrants that he or she has entered into this Release freely of his or her own accord and without reliance on any representations of any kind of character not set forth herein. The Officer enters into this Release after the opportunity to consult with his or her own legal counsel.

3. THIS RELEASE IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE COMMONWEALTH OF VIRGINIA, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW. VENUE FOR ANY CAUSE OF ACTION BETWEEN THE PARTIES RELATED TO THIS RELEASE WILL LIE IN RICHMOND, VIRGINIA.

4. Each clause and provision of this Release is severable. If any clause or provision of this Release is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Release is to be construed and enforced as if such illegal, invalid or unenforceable clause or provision were not a part hereof and (b) the remaining clauses and provisions of this Release will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable clause or provision or by its severance from this Release.

[signature page follows]

A-F-2

THE OFFICER:

Print Name:

COMMONWEALTH OF VIRGINIA

City/County of                     :

The foregoing instrument was acknowledged before me this      day of                      by                     .

Notary Public

Notary registration number:

My commission expires:

A-F-3

SCHEDULE 1

LOANS OUTSTANDING

A-F-4

SCHEDULE 2

WRITTEN CONTRACTUAL OBLIGATIONS

A-F-5

EXHIBIT G

FORM OF RULE 145 LETTER FOR BANK AFFILIATES

                 , 2014

Xenith Bankshares, Inc.

One James Center

901 E. Cary Street, Suite 1700

Richmond, Virginia 23219

Colonial Virginia Bank

6720 Sutton Road

P.O. 2120

Gloucester, Virginia 23061

Ladies and Gentlemen:

The undersigned has been advised that, as of the date of this letter, the undersigned may be deemed to be an “affiliate” of Colonial Virginia Bank, a Virginia banking corporation (the “Bank”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “1933 Act”). Pursuant to the terms of the Agreement of Merger (the “Merger Agreement”) dated as of March 20, 2014 among the Bank, Xenith Bankshares, Inc., a Virginia corporation (the “Parent”), and Xenith Bank, a Virginia banking corporation and a wholly-owned subsidiary of Parent (the “Xenith Bank”), and the related Plan of Merger (the “Plan of Merger”), the Bank will be merged with and into Xenith Bank with Xenith Bank the surviving bank in the merger (the “Merger”).

As a result of the Merger, the undersigned will receive shares of common stock, par value $1.00 per share, of Parent (“Parent Common Shares”) in exchange for shares owned by the undersigned of common stock, par value $5.00 per share, of the Bank (the “Bank Common Stock”).

The undersigned represents, warrants and covenants to Parent and the Bank that, as of the date the undersigned receives any Parent Common Shares as a result of the Merger:

A. The undersigned shall not make any sale, transfer, pledge or other disposition of the Parent Common Shares in violation of the 1933 Act or the Rules and Regulations.

B. The undersigned has carefully read this letter and the Merger Agreement and discussed, to the extent the undersigned felt necessary with the

A-G-1

undersigned’s counsel or counsel for the Bank, the requirements of such documents and other applicable limitations upon the undersigned’s ability to sell, transfer, pledge or otherwise dispose of Parent Common Shares.

C. The undersigned has been advised that the issuance of Parent Common Shares to the undersigned pursuant to the Merger will be registered with the SEC under the 1933 Act on a Registration Statement on Form S-4. The undersigned has also been advised that, because, at the time the Merger is submitted for a vote of the shareholders of the Bank, the undersigned may be deemed an affiliate of the Bank, the undersigned may not sell, transfer, pledge or otherwise dispose of Parent Common Shares issued to the undersigned in the Merger unless such sale, transfer, pledge or other disposition (i) has been registered under the 1933 Act, (ii) is made in conformity with Rule 145 promulgated by the SEC under the 1933 Act, or (iii) in the opinion of counsel, which opinion and counsel shall be reasonably acceptable to Parent, or pursuant to a “no action” letter obtained by the undersigned from the SEC staff, is otherwise exempt from registration under the 1933 Act.

D. Except as set forth in paragraph C above, the undersigned understands that Parent is under no obligation to register the sale, transfer, pledge or other disposition of the Parent Common Shares by the undersigned or on the undersigned’s behalf under the 1933 Act or to take any other action necessary in order to enable the undersigned to make such sale, transfer, pledge or other disposition in compliance with an exemption from such registration.

E. The undersigned also understands that stop transfer instructions will be given to Parent’s transfer agents with respect to the Parent Common Shares issued to the undersigned and that there will be placed on the certificates for the Parent Common Shares issued to the undersigned, or on any substitutions therefor, a legend stating in substance:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF ONLY IN ACCORDANCE WITH THE TERMS OF A LETTER AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND XENITH BANKSHARES, INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF XENITH BANKSHARES, INC.”

A-G-2

F. The undersigned also understands that, unless the transfer by the undersigned of the undersigned’s Parent Common Shares has been registered under the 1933 Act or is a sale made in conformity with the provisions of Rule 145, Parent reserves the right to put the following legend on the certificates issued to the undersigned’s transferee:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SECURITIES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN ACQUIRED BY THE HOLDER WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

It is understood and agreed that the stop transfer instructions and legends set forth in paragraphs E and F above shall be terminated or removed by delivery of substitute certificates without such legend if (i) the securities represented thereby have been registered for sale by the undersigned under the 1933 Act or (ii) Parent has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Parent, or a “no-action” letter obtained by the undersigned from the SEC staff to the effect that the restrictions imposed by Rule 145 under the 1933 Act no longer apply to the undersigned.

G. The undersigned further understands and agrees that the representations, warranties, covenants and agreements of the undersigned set forth herein are for the benefit of Parent, the Bank and Xenith Bank and will be relied upon by such firms and their respective counsel and accountants.

H. The undersigned understands and agrees that this letter agreement shall apply to all shares of the capital stock of Parent and the Bank that are deemed beneficially owned by the undersigned pursuant to applicable federal securities laws.

A-G-3

Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an “affiliate” of the Bank as described in the first paragraph of this letter, nor as a waiver of any rights that the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.

[Remainder of page intentionally left blank]

A-G-4

Very truly yours,

By:
Name:

Accepted this day of , 2014 by

XENITH BANKSHARES, INC.

By:
Name:
Title:

A-G-5

EXHIBIT H

XENITH BANKSHARES, INC.

Letterhead

                    , 2014

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202

Attn: Jeffry M. Blair

Williams Mullen

200 South 10th Street

Suite 1600

Richmond, Virginia 23219

Attn: J. Conrad Garcia

Re:	Representations Concerning the Merger of Colonial Virginia Bank with and into Xenith Bank, a wholly owned subsidiary of Xenith Bankshares, Inc.

Ladies and Gentlemen:

In connection with the contemplated merger (the “Merger”) of Colonial Virginia Bank, a Virginia banking corporation (the “Bank”), with and into Xenith Bank, a Virginia banking corporation (“Xenith Bank”), a wholly owned subsidiary of Xenith Bankshares, Inc., a Virginia corporation (“Parent”), with Xenith Bank surviving, pursuant to the terms of that certain Agreement of Merger, dated as of March 20, 2014, by and between the Bank, Parent and Xenith Bank (the “Merger Agreement”), Hunton & Williams LLP, special counsel to Parent, will render an opinion to Parent, and Williams Mullen, special tax counsel to the Bank, will render an opinion to the Bank, with respect to certain United States federal income tax consequences of the Merger. In connection with the issuance of such opinions, the undersigned, after due inquiry and investigation, hereby represents and certifies, on behalf of Parent and Xenith Bank that the statements and representations contained herein, insofar as they apply to Parent or Xenith Bank, are true, correct and complete as of the date hereof, and will be true, correct and complete at the effective time of the Merger (the “Effective Time”), as if made as of that time, and insofar as they do not apply to Parent or Xenith Bank are to the best of the undersigned’s knowledge true, correct and complete (and the undersigned knows of no fact, situation or condition that would render such statement or representation anything other than true, correct and complete) as of the date hereof, and will be, to the best of the undersigned’s knowledge, true, correct and complete (and the undersigned knows of no fact, situation or condition that would render such statement or representation anything other than true, correct and complete) at the Effective Time, as if made as of that time. To the extent applicable, representations made with respect to Parent shall be deemed made with respect to subsidiaries of Parent. All capitalized terms used but not defined herein shall have the meanings provided for in the Merger Agreement. Unless otherwise specified, all section references herein are to the Internal Revenue Code of 1986, as amended (the “Code”).

A-H-1

1. The facts, representations and covenants relating to the Merger and related transactions that are set forth in the Merger Agreement, the registration statement on Form S-4 initially filed with the Securities and Exchange Commission on             , 2014 (as thereafter amended from time to time and together with all exhibits thereto, the “Registration Statement”) issued in connection with the Merger, and the other documents included or described in the Merger Agreement and/or the Registration Statement, each as amended or supplemented through the date hereof, are true, correct and complete in all material respects.

2. The Merger Agreement and the ancillary agreements thereto represent the entire understanding of Parent, Xenith Bank and the Bank with respect to the Merger, and there are no other written or oral agreements regarding the Merger other than those expressly referred to in the Merger Agreement, the Registration Statement and the other documents described in the Registration Statement.

3. The Merger will be consummated in compliance with the Merger Agreement and pursuant to Virginia law and neither Parent nor any of its subsidiaries have any plan or intention to waive or modify (and has not waived or modified) any of the material terms or conditions therein.

4. The fair market value of the Parent Common Stock and cash received by each holder of Bank Common Stock will be, at the Effective Time, approximately equal to the fair market value of the Bank Common Stock surrendered in exchange therefor pursuant to the Merger, as determined on the basis of arm’s length negotiations among the parties.

5. The Merger is being undertaken for the business purposes of combining the Bank and Parent as described under the caption “Parent’s Reasons for the Merger” in the Registration Statement and not for the purpose of tax avoidance.

6. At least 40 percent of the fair market value of the Bank’s shareholders’ proprietary interests in the Bank will be preserved as a proprietary interest in Parent received in the Merger within the meaning of Section 1.368-1(e) of the Income Tax Regulations (the “Regulations”), taking into account the special rules provided by Section 1.368-1(e)(2) of the Regulations that apply to merger agreements providing for fixed consideration. For purposes of this representation, proprietary interests will not be preserved to the extent that, in connection with the Merger: (i) consideration received prior to the Merger, either in a redemption or acquisition by the Bank or a person related to the Bank as defined in Section 1.368-1(e)(4) of the Regulations (a “Bank Related Person”) of Bank Common Stock or in a distribution with respect to Bank Common Stock, is treated as other property or money received in the exchange for purposes of Code Section 356, or would be so treated if the Bank shareholder also had received Parent Common Stock in exchange for such Bank Common Stock; (ii) Parent or a person related to Parent as defined in Section 1.368-1(e)(4) of the Regulations (a “Parent Related Person”) acquires Bank Common Stock for consideration other than Parent Common Stock; or (iii) following the Merger, Parent redeems its stock issued in the Merger or a Parent

A-H-2

Related Person acquires, for consideration other than Parent Common Stock, Parent Common Stock issued in the Merger. For purposes of this representation: (i) any reference to Parent or the Bank includes a reference to any successor or predecessor of such corporation, except that the Bank is not treated as a predecessor of Parent and Parent is not treated as a successor of the Bank; (ii) each partner of a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership (and as having paid any consideration paid by the partnership to acquire such stock) in accordance with that partner’s interest in the partnership; and (iii) an acquisition of Parent Common Stock or Bank Common Stock by a person acting as an intermediary for Parent, the Bank or a Parent Related Person or Bank Related Person will be treated as made by Parent, the Bank, such Parent Related Person or such Bank Related Person, respectively.

7. There is no plan or intention on the part of Parent or any Parent Related Person to purchase, exchange, redeem, or otherwise acquire, directly or indirectly, any Parent Common Stock issued in the Merger (excluding any fractional shares of Parent common stock exchanged for cash in the Merger). For purposes of this representation, a person is considered to own or acquire stock owned or acquired (as the case may be) by a partnership in which such person is a partner in proportion to such person’s interest in the partnership.

8. Xenith Bank will acquire at least 90% of the fair market value of the net assets held by the Bank and 70% of the fair market value of the gross assets held by the Bank immediately prior to the Merger. For purposes of this representation, amounts paid by the Bank to dissenters, amounts paid by the Bank to shareholders who receive cash or other property, Bank assets used to pay the expenses of the Bank relating to the Merger and all redemptions and distributions (other than regular, normal dividends) made by Bank immediately preceding the Merger will be included as assets of Bank held immediately prior to the Merger.

9. Prior to the Merger, Xenith Bank will be a direct, wholly-owned subsidiary of Parent and Parent will be in control of Xenith Bank within the meaning of Code Section 368(c).

10. Following the Merger, Xenith Bank will not issue additional shares of its stock that would result in Parent losing control of Xenith Bank within the meaning of Code Section 368(c). As of the Closing Date, Xenith Bank will not have any outstanding warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Xenith Bank that, if exercised or converted, would affect Parent’s retention of control of Xenith Bank within the meaning of Code Section 368(c).

11. Parent has no plan or intention to liquidate Xenith Bank, to merge Xenith Bank with and into another corporation or into any other entity, to convert Xenith Bank into a “disregarded” entity within the meaning of Section 301.7701-3 of the Regulations or a partnership or to sell or otherwise dispose of the stock of Xenith Bank.

12. Parent and Xenith Bank have no plan or intention to sell, distribute, or otherwise dispose of any of the assets of Xenith Bank acquired in the Merger, except for dispositions made in the ordinary course of business, or a transfer described in Code Section 368(a)(2)(C), or transfers permitted under Sections 1.368-2(f), 1.368-2(k) and 1.368-1(d)(4) of the Regulations.

A-H-3

13. To the best knowledge of Parent, the liabilities of the Bank assumed by Xenith Bank and the liabilities to which the transferred assets of Bank are subject, if any, were incurred by the Bank in the ordinary course of its business.

14. Following the Merger, Xenith Bank will continue the historic business of Bank or use a significant portion of the Bank’s business assets in the ordinary course of its business. For purposes of this representation, Xenith Bank will be deemed to satisfy this requirement if the members of Parent’s qualified group (as defined in Section 1.368-1(d)(4)(ii) of the Regulations), in the aggregate, continue the historic business of Bank or use a significant portion of the Bank’s historic business assets (as those terms are used in Section 1.368-1(d) of the Regulations) in a business. Under Section 1.368-1(d)(4)(ii) of the Regulations, a qualified group of a company is one or more chains of corporations connected through stock ownership with the company, but only if the company owns directly stock meeting the control requirements of Code Section 368(c) in at least one other corporation, and stock meeting the requirements of Code Section 368(c) in each of the corporations (except the company) is owned directly or indirectly by one of the other corporations. A company will meet the control requirements of Code Section 368(c) with respect to another corporation if the company owns stock in the corporation possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of such corporation.

15. Parent, the Bank and the shareholders of the Bank will pay their respective expenses, if any, incurred in connection with the Merger.

16. There is no intercorporate indebtedness existing between Parent (or any of its subsidiaries) and the Bank (or any of its subsidiaries) that was issued, acquired or will be settled at a discount.

17. Neither Parent nor any of its subsidiaries is an investment company within the meaning of Code Sections 368(a)(2)(F)(iii) and (iv).

18. The Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Code Section 368(a)(3)(A).

19. At the Effective Time, the fair market value of the assets of the Bank transferred to Xenith Bank will equal or exceed the sum of the liabilities assumed by Xenith Bank, plus the amount of liabilities, if any, to which the assets are subject.

20. No stock other than Parent Common Stock will be issued in the Merger.

21. The payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to the Bank shareholders instead of issuing fractional shares of Parent Common Stock will not exceed one percent of the total consideration that will be issued in the transaction to the Bank shareholders in exchange for their Bank Common Stock. The

A-H-4

fractional share interests of each Bank shareholder will be aggregated, and (with the possible exception of Bank Common Stock held in multiple accounts) no Bank shareholder will receive cash in respect of fractional shares in an amount equal to or greater than the value of one full share of Parent Common Stock.

22. None of the compensation received by any shareholder-employee of the Bank will be separate consideration for, or allocable to, any of their Bank Common Stock; none of the Parent Common Stock received by any shareholder-employee will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

23. Parent knows of no fact, nor has it taken or failed to take (or allowed any of its subsidiaries to take or fail to take) any action, that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and Parent shall use reasonable efforts to cause the Merger to so qualify.

24. The Merger will be reported for U.S. federal income tax purposes by Parent as a “reorganization” within the meaning of Code Section 368(a). Neither Parent nor any of its subsidiaries will take any position on any federal, state, or local income or franchise tax return, or any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Code Section 368(a), unless otherwise required by a “determination” as defined in Code Section 1313(a)(1).

25. Parent will retain all records of the Merger that are required to be retained under Section 1.368-3 of the Regulations.

26. The undersigned are authorized to make all the representations set forth herein on behalf of Parent and its subsidiaries.

Parent and Xenith Bank understand that Hunton & Williams LLP and Williams Mullen have not undertaken to independently verify, and have not verified, the facts providing the basis of this letter nor have they been asked to do so. Parent and its subsidiaries understand that Hunton & Williams LLP and Williams Mullen will rely on the statements and representations set forth herein in rendering their opinions pursuant to Section 10.02(e) and 10.03(b) of the Merger Agreement, respectively, concerning certain of the United States federal income tax consequences of the Merger and hereby commit to inform them if, for any reason, any of the foregoing representations or statements ceases to be true prior to the Effective Time.

[The remainder of this page is left intentionally blank. Signature page to follow.]

A-H-5

IN WITNESS WHEREOF, I have caused this representation letter to be executed on this      day of             , 2014.

XENITH BANKSHARES, INC.

By:
Name:
Title:

A-H-6

EXHIBIT I

COLONIAL VIRGINIA BANK

Letterhead

                    , 2014

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202

Attn: Jeffry M. Blair

Williams Mullen

200 South 10th Street

Suite 1600

Richmond, Virginia 23219

Attn: J. Conrad Garcia

Re:	Representations Concerning the Merger of Colonial Virginia Bank with and into Xenith Bank, a wholly owned subsidiary of Xenith Bankshares, Inc.

Ladies and Gentlemen:

In connection with the contemplated merger (the “Merger”) of Colonial Virginia Bank, a Virginia banking corporation (the “Bank”), with and into Xenith Bank, a Virginia banking corporation (“Xenith Bank”), a wholly owned subsidiary of Xenith Bankshares, Inc., a Virginia corporation (“Parent”), with Xenith Bank surviving, pursuant to the terms of that certain Agreement of Merger, dated as of March 20, 2014, by and between the Bank, Parent and Xenith Bank (the “Merger Agreement”), Hunton & Williams LLP, special counsel to Parent, will render an opinion to Parent, and Williams Mullen, special tax counsel to the Bank, will render an opinion to the Bank, with respect to certain United States federal income tax consequences of the Merger. In connection with the issuance of such opinions, the undersigned, after due inquiry and investigation, hereby represents and certifies, on behalf of Parent and Xenith Bank that the statements and representations contained herein, insofar as they apply to Parent or Xenith Bank, are true, correct and complete as of the date hereof, and will be true, correct and complete at the effective time of the Merger (the “Effective Time”), as if made as of that time, and insofar as they do not apply to Parent or Xenith Bank are to the best of the undersigned’s knowledge true, correct and complete (and the undersigned knows of no fact, situation or condition that would render such statement or representation anything other than true, correct and complete) as of the date hereof, and will be, to the best of the undersigned’s knowledge, true, correct and complete (and the undersigned knows of no fact, situation or condition that would render such statement or representation anything other than true, correct and complete) at the Effective Time, as if made as of that time. To the extent applicable, representations made with respect to Parent shall be deemed made with respect to subsidiaries of Parent. All capitalized terms used but not defined herein shall have the meanings provided for in the Merger Agreement. Unless otherwise specified, all section references herein are to the Internal Revenue Code of 1986, as amended (the “Code”).

A-I-1

1. The facts, representations and covenants relating to the Merger and related transactions that are set forth in the Merger Agreement, the registration statement on Form S-4 initially filed with the Securities and Exchange Commission on             , 2014 (as thereafter amended from time to time and together with all exhibits thereto, the “Registration Statement”) issued in connection with the Merger, and the other documents included or described in the Merger Agreement and/or the Registration Statement, each as amended or supplemented through the date hereof, are true, correct and complete in all material respects.

2. The Merger Agreement and the ancillary agreements thereto represent the entire understanding of Parent, Xenith Bank and the Bank with respect to the Merger, and there are no other written or oral agreements regarding the Merger other than those expressly referred to in the Merger Agreement, the Registration Statement and the other documents described in the Registration Statement.

3. The Merger will be consummated in compliance with the Merger Agreement and pursuant to Virginia law and neither the Bank nor any of its subsidiaries have any plan or intention to waive or modify (and has not waived or modified) any of the material terms or conditions therein.

4. The fair market value of the Parent Common Stock and cash received by each holder of Bank Common Stock will be, at the Effective Time, approximately equal to the fair market value of the Bank Common Stock surrendered in exchange therefor pursuant to the Merger, as determined on the basis of arm’s length negotiations among the parties.

5. The Merger is being undertaken for the business purposes of combining the Bank and Parent as described under the caption “Bank’s Reasons for the Merger” in the Registration Statement and not for the purpose of tax avoidance.

6. At least 40 percent of the fair market value of the Bank’s shareholders’ proprietary interests in the Bank will be preserved as a proprietary interest in Parent received in the Merger within the meaning of Section 1.368-1(e) of the Income Tax Regulations (the “Regulations”), taking into account the special rules provided by Section 1.368-1(e)(2) of the Regulations that apply to merger agreements providing for fixed consideration. For purposes of this representation, proprietary interests will not be preserved to the extent that, in connection with the Merger: (i) consideration received prior to the Merger, either in a redemption or acquisition by the Bank or a person related to the Bank as defined in Section 1.368-1(e)(4) of the Regulations (a “Bank Related Person”) of Bank Common Stock or in a distribution with respect to Bank Common Stock, is treated as other property or money received in the exchange for purposes of Code Section 356, or would be so treated if the Bank shareholder also had received Parent Common Stock in exchange for such Bank Common Stock; (ii) Parent or a person related to Parent as defined in Section 1.368-1(e)(3) of the Regulations (a “Parent Related Person”) acquires Bank Common Stock for consideration other than Parent Common Stock; or (iii) following the Merger, Parent redeems its stock issued in the Merger or a Parent Related Person acquires, for consideration other than Parent Common Stock, Parent Common

A-I-2

Stock issued in the Merger. For purposes of this representation: (i) any reference to Parent or the Bank includes a reference to any successor or predecessor of such corporation, except that the Bank is not treated as a predecessor of Parent and Parent is not treated as a successor of the Bank; (ii) each partner of a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership (and as having paid any consideration paid by the partnership to acquire such stock) in accordance with that partner’s interest in the partnership; and (iii) an acquisition of Parent Common Stock or Bank Common Stock by a person acting as an intermediary for Parent, the Bank or a Parent Related Person or Bank Related Person will be treated as made by Parent, the Bank, such Parent Related Person or such Bank Related Person, respectively.

7. In consideration of or as part of the Merger, the Bank has not sold, transferred or otherwise disposed of any assets, other than pursuant to the Agreement or pursuant to transactions in the ordinary course of its trade or business, that would prevent Parent or members of its qualified group (within the meaning of Regulations Section 1.368-1(d)(4)(ii)) from continuing the historic business of the Bank or using a significant portion of the Bank’s historic business assets in a business after the Merger. For purposes of this representation, a qualified group of a company is one or more chains of corporations connected through stock ownership with the company, but only if the company directly owns stock meeting the control requirements of Code Section 368(c), in at least one other corporation, and stock meeting the requirements of Code Section 368(c) in each of the corporations (except the company) is owned directly or indirectly by one of the other corporations. A company will meet the control requirements of Code Section 368(c) with respect to another corporation if the company owns stock in the corporation possessing at least eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote and at least eighty (80%) of the total number of shares of all other classes of stock of such corporation.

8. In connection with or in contemplation of the Merger, or otherwise as part of a plan of which the Merger is part: the Bank has not caused, and will not cause, an extraordinary distribution (i.e., a distribution other than a regular, normal dividend) with respect to the Bank Common Stock; neither the Bank nor any Bank Related Person has participated, or will participate, in a purchase, redemption or other acquisition of, or any distribution with respect to, any Bank Common Stock; and neither the Bank nor any Bank Related Person has paid or will pay any amount to, or on behalf of, any shareholder of the Bank in connection with any sale, redemption or other disposition of any Bank Common Stock.

9. The Bank will transfer to Xenith Bank pursuant to the Merger at least 90% of the fair market value of the net assets held by the Bank and 70% of the fair market value of the gross assets held by the Bank immediately prior to the Merger. For purposes of this representation, amounts paid by the Bank to dissenters, amounts paid by the Bank to shareholders who receive cash or other property, Bank assets used to pay the expenses of the Bank relating to the Merger and all redemptions and distributions (other than regular, normal dividends) made by the Bank immediately preceding the Merger will be included as assets of the Bank held immediately prior to the Merger.

A-I-3

10. The liabilities of the Bank to be assumed by Xenith Bank and the liabilities to which the transferred assets of the Bank are subject were incurred by the Bank in the ordinary course of its business.

11. The Bank and the shareholders of the Bank will pay their respective expenses, if any, incurred in connection with the Merger.

12. There is no intercorporate indebtedness existing between Parent (or any of its subsidiaries) and the Bank (or any of its subsidiaries) that was issued, acquired or will be settled at a discount.

13. No Bank shareholder has any plan or intention to sell, exchange or redeem, directly or indirectly, any Parent Common Stock issued in the Merger to either Parent, Xenith Bank or any Parent Related Person, excluding any fractional share of Parent Common Stock exchanged for cash in the Merger.

14. Parent has no plan or intention to sell, distribute, or otherwise dispose of any of the assets of the Bank acquired in the Merger, except as described in the Agreement, dispositions made in the ordinary course of business, or in a transfer described in Code Section 368(a)(2)(C) or transfers permitted under Sections 1.368-2(f), 1.368-2(k) and 1.368-1(d)(4) of the Regulations.

15. The Bank is not an investment company within the meaning of Code Sections 368(a)(2)(F)(iii) and (iv).

16. The Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Code Section 368(a)(3)(A).

17. At the Effective Time, the fair market value of the assets of the Bank transferred to Xenith Bank will equal or exceed the sum of the liabilities assumed by Xenith Bank, plus the amount of liabilities, if any, to which the assets are subject.

18. The payment of cash in lieu of a fractional share of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing a fractional share of Parent Common Stock and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to Bank shareholders instead of issuing a fractional share of Parent Common Stock will not exceed one percent (1%) of the total consideration that will be issued in the transaction to the Bank shareholders in exchange for their Bank Common Stock. The fractional share interests of each Bank shareholder will be aggregated, and (with the possible exception of shares of Bank Common Stock held in multiple accounts) no Bank shareholder will receive cash in respect of fractional shares in Parent an amount equal to or greater than the value of one full share of Parent Common Stock.

19. None of the compensation received by any shareholder-employee of the Bank will be separate consideration for, or allocable to, any of their shares of Bank Common Stock; none of the shares of Parent Common Stock received by any shareholder-employee will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s-length for similar services.

A-I-4

20. The Bank knows of no fact, nor has it taken or failed to take (or allowed any of its subsidiaries to take or fail to take) any action, that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, and the Bank shall use reasonable efforts to cause the Merger to so qualify.

21. The Merger will be reported for U.S. federal income tax purposes by the Bank as a “reorganization” within the meaning of Code Section 368(a). Neither the Bank nor any of its subsidiaries will take any position on any federal, state, or local income or franchise tax return, or any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Code Section 368(a), unless otherwise required by a “determination” as defined in Code Section 1313(a)(1).

22. The undersigned is authorized to make all the representations set forth herein on behalf of the Bank.

The Bank understands that Hunton & Williams LLP and Williams Mullen have not undertaken to independently verify, and have not verified, the facts providing the basis of this letter nor have they been asked to do so. The Bank understands that Hunton & Williams LLP and Williams Mullen will rely on the statements and representations set forth herein in rendering their opinions pursuant to Section 10.02(e) and 10.03(b) of the Merger Agreement, respectively, concerning certain of the United States federal income tax consequences of the Merger and hereby commits to inform them if, for any reason, any of the foregoing representations or statements ceases to be true prior to the Effective Time.

[Signature page to follow]

A-I-5

IN WITNESS HEREOF, I have caused this representation letter to be executed on this      day of                     , 2014.

COLONIAL VIRGINIA BANK

By:
Name:
Title:

A-I-6

EXHIBIT J-1

EXCESS PARACHUTE PAYMENT AGREEMENT

THIS EXCESS PARACHUTE PAYMENT AGREEMENT (this “Agreement”) is between ROBERT L. BAILEY (the “Executive”) and COLONIAL VIRGINIA BANK, a Virginia banking corporation (“Colonial”).

RECITALS

WHEREAS, the Executive is a participant in the Colonial Virginia Bank Executive Retirement Plan (the “SERP”); and

WHEREAS, the SERP provides that the Executive will vest in the right to receive certain benefits, subject to the terms and conditions of the SERP, upon a Change in Control (as such term is defined in the SERP); and

WHEREAS, Colonial, Xenith Bank and Xenith Bankshares, Inc. have entered into a Merger Agreement dated March 20, 2014 (the “Merger Agreement”) whereby Colonial will merge with and into Xenith Bank (the “Merger”); and

WHEREAS, completion of the Merger will constitute a Change in Control under the SERP; and

WHEREAS, the Executive previously agreed that any “excess parachute payments” (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (“the Code”) that the Executive becomes entitled to receive must be reduced to one dollar ($1.00) less than the maximum amount that can be paid without the payments being “excess parachute payments” (the “Safe Harbor Amount”); and

WHEREAS, Colonial has determined that the accelerated vesting of the Executive’s rights under the SERP will entitle the Executive to receive payments that constitute “excess parachute payments;” and

WHEREAS, Colonial has determined how the Executive’s SERP benefits must be reduced in order for those benefits to equal the Safe Harbor Amount; and

WHEREAS, Colonial and the Executive desire to confirm their agreement on the reduction of the Executive’s SERP benefits; and

WHEREAS, the Executive will not be entitled to receive additional compensation or benefits under the August 2, 2010, employment agreement between the Executive and Colonial on or after the Effective Time (as defined in the Merger Agreement); and

WHEREAS, Colonial’s delivery of this Agreement to Xenith Bank and Xenith Bankshares, Inc. is a condition to completion of the Merger;

A-J-1-1

NOW, THEREFORE, THE EXECUTIVE AND COLONIAL AGREE AS FOLLOWS:

1.	REDUCTION OF SERP BENEFITS, ETC.

(a) The Executive acknowledges and agrees that he has had an opportunity to consult with his personal tax advisors, financial consultants and legal counsel regarding Section 280G of the Code, the calculations relating to Section 280G of the Code attached hereto as Exhibit I and the impact and reduction of the Executive’s SERP benefits as provided herein.

(b) The Executive agrees that in accordance with the calculations set forth in Exhibit I, the benefit otherwise payable to the Executive under the SERP shall be reduced as described in this paragraph and as illustrated in the example on Exhibit I. Upon the Executive’s “separation from service” (as defined in Treasury Regulation Section 1.409A-1(h)), but subject to any delay required by Section 409A of the Code, the Executive shall receive one-hundred eighty (180) monthly SERP payments, with the annual 2% increases described in the SERP, that have a total present value (calculated as of the Executive’s separation from service and using the interest rate prescribed for purposes of Section 280G of the Code) equal to $480,704. The reduced SERP benefit shall be payable in accordance with the terms of the SERP. The Executive agrees that the reduced SERP benefit described in this paragraph is equal to the Safe Harbor Amount. The Executive agrees that the example calculation of the reduced SERP benefit shown on Exhibit I reflects the manner in which the reduced SERP benefit will be determined.

(c) The Executive agrees that neither Colonial, Xenith Bank or Xenith Bankshares, Inc. shall have any obligation to indemnify or otherwise compensate him if the Internal Revenue Service determines that he is required to pay an excise tax under Section 4999 of the Code.

(d) The Executive agrees that he shall not be entitled to any additional compensation or benefits, and neither Colonial, Xenith Bank or Xenith Bankshares, Inc. shall not have any obligations to the Executive, under the Employment Agreement on or after the Effective Time.

2.	ACCOUNTING FIRM DETERMINATION

As a result of the uncertainty in the application of Section 280G of the Code, it is possible that the reduced SERP benefit described in Section 1(b) might exceed the Safe Harbor Amount (an “Overpayment”) or that the reduced SERP benefit described in Section 1(b) might be less than the Safe Harbor Amount (an “Underpayment”). If the independent accounting firm regularly engaged by Xenith Bankshares, Inc. (the “Accounting Firm”) determines, based on either the assertion of a deficiency by the Internal Revenue Service against Colonial, Xenith Bank or Xenith Bankshares, Inc. or the Executive or an Internal Revenue Service audit of either of them, which the Accounting Firm believes has a high probability of success or controlling precedent or substantial authority, that an Overpayment has been paid (or would be paid upon the commencement of the SERP benefits), then (i) the SERP benefit described in Section 1(b) shall be reduced to reflect the Accounting Firm’s determination and (ii) the Executive must repay, with interest, to Xenith Bank the amount of any Overpayment previously received by the Executive; provided, however, that the reduction and repayment shall be required only if, and

A-J-1-2

only to the extent that, the reduction or repayment would reduce the amount on which the Executive is subject to tax under Section 4999 of the Internal Revenue Code of 1986, as amended. If the Accounting Firm determines, based upon controlling precedent or substantial authority, that an Underpayment has occurred (or would occur upon the commencement of the SERP benefits), then (i) the SERP benefit described in Section 1(b) shall be increased to reflect the Accounting Firm’s determination and (ii) to the extent permitted without the Executive incurring any liability under Section 409A of the Code, Xenith Bank shall pay the Executive the amount of the Underpayment, with interest, for any SERP benefits previously paid to the Executive.

3.	THIRD PARTY BENEFICIARIES

Xenith Bankshares, Inc. and Xenith Bank, and their successors, shall be third party beneficiaries of this Agreement and either of them may rely upon or enforce the provisions of this Agreement.

4.	MISCELLANEOUS

(a) This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof, supersedes all prior understandings and writings concerning the subject matter hereof and may be amended or modified only by a writing signed by the parties.

(b) The failure of either party to insist upon strict performance of any of the terms or provisions of this Agreement or to exercise any rights or remedies contained in this Agreement shall not be construed as a waiver or relinquishment for the future of such terms, provisions, rights or remedies.

(c) This agreement shall be binding on, and inure to the benefit of, the successors of Colonial, Xenith Bankshares, Inc. and Xenith Bank and the heirs of the Executive.

(d) This Agreement shall be governed by the laws of the Commonwealth of Virginia except to the extent that the laws of the Commonwealth of Virginia would require the application of the laws of another State.

IN WITNESS WHEREOF, Colonial and the Executive have executed this Agreement.

COLONIAL VIRGINIA BANK	ROBERT L. BAILEY

By:

Dated: , 2014	Dated: . 2014

A-J-1-3

Exhibit I

Excess Parachute Payment Agreement Between

Robert L. Bailey and Colonial Virginia Bank

Illustration of Section 280G Calculations and Reduced SERP

To be completed subject to the satisfaction of Robert L. Bailey, Colonial Virginia Bank and Xenith Bankshares, Inc.

A-J-1-4

EXHIBIT J-2

EXCESS PARACHUTE PAYMENT AGREEMENT

THIS EXCESS PARACHUTE PAYMENT AGREEMENT (this “Agreement”) is between KENNETH E. SMITH (the “Executive”) and COLONIAL VIRGINIA BANK, a Virginia banking corporation (“Colonial”).

RECITALS

WHEREAS, the Executive is a participant in the Colonial Virginia Bank Executive Retirement Plan (the “SERP”); and

WHEREAS, the SERP provides that the Executive will vest in the right to receive certain benefits, subject to the terms and conditions of the SERP, upon a Change in Control (as such term is defined in the SERP); and

WHEREAS, Colonial, Xenith Bank and Xenith Bankshares, Inc. have entered into a Merger Agreement dated March 20, 2014 (the “Merger Agreement”) whereby Colonial will merge with and into Xenith Bank (the “Merger”); and

WHEREAS, completion of the Merger will constitute a Change in Control under the SERP; and

WHEREAS, the Executive will terminate his employment with Colonial effective as of the Effective Time (as defined in the Merger Agreement) and will be entitled to certain severance benefits and consulting fees as provided in the Separation and Consulting Agreement between the Executive and Xenith Bank, dated as of                  , 2014 (the “Separation Agreement”); and

WHEREAS, the Executive previously agreed that any “excess parachute payments” (as defined in Section 280G of the Internal Revenue Code of 1986, as amended (“the Code”) that the Executive becomes entitled to receive must be reduced to one dollar ($1.00) less than the maximum amount that can be paid without the payments being “excess parachute payments” (the “Safe Harbor Amount”); and

WHEREAS, Colonial has determined that the accelerated vesting of the Executive’s rights under the SERP and the payment to the Executive of the amounts described in the Separation Agreement will not entitle the Executive to receive payments that constitute “excess parachute payments;” and

WHEREAS, Colonial and the Executive desire to confirm their agreement regarding the vesting and payment of the the Executive’s benefits and the consequences or potential consequences under Section 280G of the Code; and

WHEREAS, Colonial’s delivery of this Agreement to Xenith Bank and Xenith Bankshares, Inc. is a condition to completion of the Merger;

A-J-2-1

NOW, THEREFORE, THE EXECUTIVE AND COLONIAL AGREE AS FOLLOWS:

1.	BENEFITS NO MORE THAN SAFE HARBOR AMOUNT

(a) The Executive acknowledges and agrees that he has had an opportunity to consult with his personal tax advisors, financial consultants and legal counsel regarding Section 280G of the Code and the calculations relating to Section 280G of the Code attached hereto as Exhibit I.

(b) The Executive agrees that in accordance with the calculations set forth in Exhibit I, the benefits otherwise payable to the Executive, including those payable under the SERP and the Separation Agreement, will not exceed the Safe Harbor Amount.

(c) The Executive agrees that neither Colonial, Xenith Bank or Xenith Bankshares, Inc. shall have any obligation to indemnify or otherwise compensate him if the Internal Revenue Service determines that he is required to pay an excise tax under Section 4999 of the Code.

2.	ACCOUNTING FIRM DETERMINATION

As a result of the uncertainty in the application of Section 280G of the Code, it is possible that the benefits and payments the Executive is entitled to receive might exceed the Safe Harbor Amount (an “Overpayment”) or that the benefits payable to the Executive under the SERP and the payments the Executive is entitled to receive under the Separation Agreement might be less than the Safe Harbor Amount (an “Underpayment”). If the independent accounting firm regularly engaged by Xenith Bankshares, Inc. (the “Accounting Firm”) determines, based on either the assertion of a deficiency by the Internal Revenue Service against Colonial, Xenith Bank or Xenith Bankshares, Inc. or the Executive or an Internal Revenue Service audit of either of them, which the Accounting Firm believes has a high probability of success or controlling precedent or substantial authority, that an Overpayment has been paid (or would be paid upon the future payment of benefits), then (i) the benefits or payments that the Executive is entitled to receive shall be reduced to reflect the Accounting Firm’s determination and (ii) the Executive must repay, with interest, to Xenith Bank the amount of any Overpayment previously received by the Executive; provided, however, that the reduction and repayment shall be required only if, and only to the extent that, the reduction or repayment would reduce the amount on which the Executive is subject to tax under Section 4999 of the Internal Revenue Code of 1986, as amended. If the Accounting Firm determines, based upon controlling precedent or substantial authority, that an Underpayment has occurred (or would occur upon the commencement of future benefit payments), then to the extent permitted without the Executive incurring any liability under Section 409A of the Code, Xenith Bank shall pay the Executive the Underpayment; provided, however that the total of the amounts payable under the Separation Agreement (including fees for consulting services) and any portion of the Underpayment paid to the Executive shall not exceed $250,000.

A-J-2-2

3.	THIRD PARTY BENEFICIARIES

Xenith Bankshares, Inc. and Xenith Bank, and their successors, shall be third party beneficiaries of this Agreement and either of them may rely upon or enforce the provisions of this Agreement.

4.	MISCELLANEOUS

(a) This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof, supersedes all prior understandings and writings concerning the subject matter hereof and may be amended or modified only by a writing signed by the parties.

(b) The failure of either party to insist upon strict performance of any of the terms or provisions of this Agreement or to exercise any rights or remedies contained in this Agreement shall not be construed as a waiver or relinquishment for the future of such terms, provisions, rights or remedies.

(c) This agreement shall be binding on, and inure to the benefit of, the successors of Colonial, Xenith Bankshares, Inc. and Xenith Bank and the heirs of the Executive.

(d) This Agreement shall be governed by the laws of the Commonwealth of Virginia except to the extent that the laws of the Commonwealth of Virginia would require the application of the laws of another State.

IN WITNESS WHEREOF, Colonial and the Executive have executed this Agreement.

COLONIAL VIRGINIA BANK	KENNETH E. SMITH

By:

Dated: , 2014	Dated: , 2014

A-J-2-3

Exhibit I

Excess Parachute Payment Agreement

Kenneth E. Smith and Colonial Virginia Bank

Illustration of Section 280G Calculations and Reduction of Parachute Payments

To be completed subject to the satisfaction of Kenneth E. Smith, Colonial Virginia Bank and Xenith Bankshares, Inc.

A-J-2-4

Appendix B

PLAN OF MERGER

merging

COLONIAL VIRGINIA BANK,

a Virginia banking corporation

with and into

XENITH BANK

a Virginia banking corporation

1. Merger. Colonial Virginia Bank, a Virginia banking corporation (“CVB”), shall, upon the effective time and date set forth in the Articles of Merger (the “Articles of Merger”) to be filed with the State Corporation Commission (the “SCC”) of the Commonwealth of Virginia (such time being referred to herein as the “Effective Time”), be merged (the “Merger”) with and into Xenith Bank, a Virginia banking corporation (“Xenith”), a wholly-owned subsidiary of Xenith Bankshares, Inc., a Virginia corporation (“Parent”). Xenith shall be, and shall continue as, the surviving corporation (the “Surviving Corporation”) in the Merger, and the separate corporate existence of CVB shall cease.

2. Effects of the Merger. At the Effective Time, the Merger shall have the effects set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Xenith and CVB shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Xenith and CVB shall be the debts, liabilities and duties of the Surviving Corporation.

3. Articles of Incorporation and Bylaws.

(a) The articles of incorporation of Xenith in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with the VSCA.

(b) The bylaws of Xenith in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

4. Manner and Basis of Converting Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of any shares of capital stock of CVB or Xenith:

(a) Xenith Common Stock. Each issued and outstanding share of common stock, par value $4.00 per share, of Xenith (“Xenith Common Stock”) outstanding immediately prior to the Effective Time shall continue to represent one validly issued, fully paid and non-assessable share of common stock, par value $4.00 per share, of the Surviving Corporation with the same rights, powers, and privileges as the shares prior to the Effective Time and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (“Surviving Corporation Common Stock”).

(b) CVB Common Stock.

(i) Each outstanding share of common stock, par value $5.00 per share, of CVB (“CVB Common Stock”) outstanding immediately prior to the Effective Time shall, at the Effective Time, be converted into the right to receive 2.65 shares (the “Exchange Ratio”) of common stock, par value $1.00 per share, of the Parent (the “Parent Stock”), as may be adjusted pursuant to Section 7 below, without interest and less applicable amounts for taxes (the “Merger Consideration”).

(c) Fractional Shares. No fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of CVB Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing sale price of a share of Parent Stock on the NASDAQ National Market System, as reported in the New York City edition of The Wall Street Journal, on the trading day immediately preceding the Effective Time by the fraction of a share of Parent Stock to which such holder would otherwise have been entitled.

(d) Stock Options.

(i) CVB Stock Options. At the Effective Time, each option granted by CVB to purchase CVB Common Stock pursuant to CVB’s 2004 Equity Compensation Plan (the “CVB Option Plan”, and each an “CVB Option”), which is then outstanding and unexercised, whether or not vested, shall cease to represent a right to acquire CVB Common Stock and shall be converted automatically into an option to purchase shares of Parent Stock (a “Parent Option”) in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the CVB Option Plan under which such CVB Option was granted, including vesting rights, the agreements evidencing grants thereunder and any other agreements between CVB and an optionee regarding CVB Options):

(A) the number of shares of Parent Stock to be subject to the Parent Option shall be equal to the product of the number of shares of CVB Common Stock subject to the original CVB Option and the Exchange Ratio, provided that any fractional shares of Parent Stock resulting from such multiplication shall be rounded down to the nearest whole share; and

(B) the exercise price per share of Parent Stock under the Parent Option shall be equal to the exercise price per share of CVB Common Stock under the original CVB Option divided by the Exchange Ratio, provided that if the exercise price resulting from such division includes a fractional cent, the exercise price shall be rounded up to the nearest cent.

(C) notwithstanding anything else contained in this Section 4(d), it is the intention of the parties that the grant of Parent Options in substitution for the CVB Options hereunder shall meet the requirements of Section 424(a) of the Code, and that each Parent Option shall qualify immediately after the Effective Time as an incentive stock option (as defined in Section 422 of the Code) to the extent the related CVB Option so qualified immediately prior to the Effective Time, and the foregoing provisions of this Section 4(d) shall be interpreted to further such purpose and intention.

(ii) At the Effective Time, Parent shall, as a result of the Merger, automatically assume the CVB Option Plan, including all rights and obligations thereunder.

5. Exchange Agent. Prior to the Effective Time, Parent shall appoint an agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (a) certificates representing CVB Common Stock (the “Certificates”) or (b) uncertificated CVB Common Stock (the “Uncertificated Shares”). At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of the Certificates and the Uncertificated Shares, for exchange in accordance with this Section 5, subject to Section 6, certificates representing the shares of Parent Stock that constitute the Merger Consideration (subject to the Parent’s option in Section 6 that the Merger Consideration be in uncertificated book-entry form). As soon as reasonably practicable after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of record of CVB Common Stock as of immediately prior to the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Uncertificated Shares, an “agent’s message” or other evidence of transfer as the Exchange Agent may reasonably require) for use in such exchange.

6. Exchange Procedures; Surrender and Payment.

(a) Each holder of CVB Common Stock that has been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the CVB Common Stock represented by a Certificate or Uncertificated Share. The shares of Parent Stock constituting the Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of CVB Common Stock or is otherwise required under applicable law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration without interest.

(b) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(c) After the Effective Time, there shall be no further registration of transfers of CVB Common Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Section 6.

(d) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 5 that remains unclaimed by the holders of CVB Common Stock six (6) months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged CVB Common Stock for the Merger Consideration in accordance with this Section 6 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration, and any dividends and distributions with respect thereto, in respect of such shares without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder of CVB Common Stock for any amounts paid to a public official or other Governmental Entity pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of CVB Common Stock two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(e) No dividends or other distributions with respect to securities of Parent constituting the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 4(c), shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 6. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, (i) at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 4(c) and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

7. Adjustments.

(a) For purposes of this Section 7, the following terms shall have the meanings indicated below:

“Average Closing Price” means the average of the last reported sale prices per share of Parent Stock as reported on the NASDAQ National Market System (as reported in the New York City edition of The Wall Street Journal or, if not reported therein, in another authoritative source mutually agreed upon by Parent and CVB) for the 10 consecutive trading days immediately preceding the Determination Date.

“Bank Group” means Community Bankers Trust Corporation, Peoples Bancorp of North Carolina, Inc., Community Financial Corporation, Monarch Financial Holdings, Inc., Old Point Financial Corporation, First South Bancorp, Inc., Fauquier Bankshares, Inc., First Capital Bancorp, Inc., New Century Bancorp, Inc. and Bay Bancorp, Inc.

“Determination Date” means the date which is the seventh calendar day immediately prior to the Closing Date, or if such calendar day is not a trading day, the trading day immediately preceding such calendar day.

“Index Price” means the average composite of the last reported sales prices per share of common stock of the Bank Group as reported on the NASDAQ National Market System (as reported in the New York City edition of The Wall Street Journal or, if not reported therein, in another authoritative source mutually agreed upon by Parent and CVB) for the 10 consecutive trading days immediately preceding the Determination Date, the common stock all of which shall be publicly traded and as to which there shall have not been a publicly announced proposal for the acquisition of 20% or more of any such company’s outstanding shares or as to which any such company shall have made a proposal to acquire another company in which 20% or more of its outstanding shares would be issued, in each case at any time during the period beginning on the date of the Merger Agreement and ending on the Determination Date. In the event that, at any time during the period beginning on the date of the Merger Agreement and ending on the Determination Date, the common stock of any such company ceases to be publicly traded, a proposal to acquire 20% or more of any such company’s common stock is announced, or such company announces an acquisition proposal in which 20% or more of such company’s outstanding shares are to be issued, such company will be removed from the Index Group.

“Per Share Consideration” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Total Stock Consideration by the total number of CVB Common Stock outstanding as of the close of business on the Determination Date.

“Starting Price” means $5.95.

“Total Stock Consideration” shall mean the product obtained by multiplying (x) the Exchange Ratio, (y) the number of CVB Common Stock outstanding at the Effective Time and (z) the Average Closing Price.

(b) If, during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock of CVB or Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to the Merger Agreement and, if applicable, the Exchange Ratio and their determination shall be appropriately adjusted.

(c) If, during the three trading-day period following the Determination Date:

(i) the Average Closing Price shall be less than the product of 0.80 and the Starting Price; and

(ii) the number obtained by dividing the Average Closing Price by the Starting Price (such number being referred to herein as the “Parent Ratio”) shall be less than (a) the number obtained by dividing the Index Price on the Determination Date by the Index Price on the date of the Merger Agreement and (b) subtracting 0.15 from such quotient (such number being referred to herein as the “CVB Index Ratio”), and Parent has elected to increase the Exchange Ratio, then the Exchange Ratio shall be increased by the smallest amount necessary such that the conditions set forth in either clause (i) or (ii) above shall be deemed not to exist. The condition set forth in clause (i) above shall be deemed not to exist if the Exchange Ratio is increased so that the Per Share Consideration after such increase is equal to the Per Share Consideration that would have been in effect if the Average Closing Price were equal to the product of 0.80 and the Starting Price. The condition set forth in clause (ii) above shall be deemed not to exist if the Exchange Ratio is increased, so that the Per Share Consideration after such increase is equal to the Per Share Consideration that would have been in effect if the Parent Ratio were equal to the CVB Index Ratio. If the Exchange Ratio is adjusted as provided in this Section 7(c), and any references in this Plan of Merger to the “Exchange Ratio” shall thereafter be deemed to refer to each such term after giving effect to any applicable adjustment made pursuant to this Section 7(c).

(d) If, during the period between the date of the Merger Agreement and the Determination Date, any change in the outstanding shares of capital stock of Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the “Starting Price” shall be appropriately adjusted to account for such change for the purposes of Section 7(c).

8. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the CVB Common Stock represented by such Certificate, as contemplated by this Section 8.

9. Withholding Rights. Each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Plan of Merger such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Plan of Merger as having been paid to the holder of the CVB Common Stock in respect of which the Exchange Agent, Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

10. Amendment. Subject to the terms of the Merger Agreement, this Plan of Merger may be amended by the Boards of Directors of Parent, Xenith and CVB at any time prior to the Effective Time; provided, however, that any amendment made subsequent to the approval of this Plan of Merger by the shareholders of Xenith and CVB shall not:

(a) alter or change the amount or kind of shares or other securities, eligible interests, obligations, rights to acquire shares, other securities or eligible interests, cash or other property to be received under the plan by the shareholders of or owners of eligible interests in Xenith or CVB;

(b) alter or change any of the other terms or conditions of this Plan of Merger if the change would adversely affect such shareholders of Xenith or CVB in any material respect; or

(c) alter or change any term of the Articles of Incorporation of Xenith, except as permitted by Section 13.1-706 of the VSCA.

11. Abandonment. At any time prior to the Effective Time, the Merger may be abandoned, subject to the terms of the Merger Agreement, without further shareholder action in the manner determined by the Boards of Directors of Xenith and CVB. Written notice of such abandonment shall be filed with the SCC prior to the Effective Time.

12. Defined Terms. As used in this Plan of Merger, the following terms shall have the meaning set forth below:

(a) “Closing Date” shall mean the date when the Effective Time is to occur.

(b) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(c) “Governmental Entity” shall mean any governmental body, agency, official or authority, domestic, foreign or supranational, including, but not limited to, the Board of Governors of the Federal Reserve System, the FDIC and the BFI.

(d) “Merger Agreement” shall mean the Agreement of Merger by and among CVB, Parent and Xenith dated March 20, 2014.

(e) “Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Appendix C

INVESTMENT BANKING GROUP

March 21, 2014

Board of Directors

Colonial Virginia Bank

6720 Sutton Road

P.O. 2120

Gloucester, Virginia 23061

Ladies and Gentlemen:

Colonial Virginia Bank (“Colonial”), Xenith Bankshares, Inc. (“Xenith”) and Xenith Bank (“Xenith Bank”) have entered into an agreement and plan of merger, dated as March 21, 2014 (the “Agreement”) pursuant to which Colonial will merge with and into Xenith Bank, with Xenith Bank as the surviving entity (the “Merger”). Pursuant to the terms of the merger, upon the effective date of the Merger, each share of the common stock of Colonial (the “Colonial Common Stock”) issued and outstanding immediately prior to the Effective Time, except for those shares as specified in the Agreement, shall be converted into the right to receive 2.65 shares (the “Exchange Ratio”) of the common stock, par value $1.00 per share, of Xenith (the “Merger Consideration”). The other terms and conditions of the Merger are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Colonial Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Colonial that we deemed relevant; (iii) certain financial statements of Xenith that we deemed relevant; (iv) certain internal financial projections for Colonial for the years ending December 31, 2014 through December 31, 2016 and a long-term asset growth rate for the years thereafter as provided by senior management of Colonial; (v) certain internal financial projections for Xenith for the years ending December 31, 2014 through December 31, 2016 as provided by senior management of Xenith; (vi) certain estimated transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were provided by the senior management of Xenith; (vii) a comparison of certain financial and other information,

SANDLER O’NEILL + PARTNERS, L.P.

1251 Avenue of the Americas, 6th Floor, New York, NY 10020

T: (212) 466-7700 / (800) 635-6855

www.sandleroneill.com

including relevant stock trading information, for Colonial and Xenith with similar publicly available information for certain other commercial banks, the securities of which are publicly traded; (viii) the terms and structures of other recent mergers and acquisition transactions in the commercial banking sector; (ix) the current market environment generally and in the commercial banking sector in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Colonial the business, financial condition, results of operations and prospects of Colonial and held similar discussions with the senior management of Xenith regarding the business, financial condition, results of operations and prospects of Xenith.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Colonial and Xenith or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective managements of Colonial and Xenith that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Colonial and Xenith or any of their respective subsidiaries, or the collectability of any such assets, nor have we been furnished with any such evaluations or appraisals. We have assumed, with your consent, that the allowance for loan losses of Colonial and Xenith are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

We have also assumed that there has been no material change in Colonial’s and Xenith’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that the Xenith will remain as a going concern for all periods relevant to our analyses. We express no opinion as to any of the legal, accounting and tax matters relating to the Merger or any other related transactions contemplated pursuant to the Agreement.

Sandler O’Neill used internal financial projections for both Colonial and Xenith in its analyses. The respective managements of Colonial and Xenith confirmed to us that the respective projections reflected the best currently available estimates and judgments of the future financial performance of Colonial and Xenith, respectively and we assumed that such performance would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings discussed with the senior management of Xenith, the management of Xenith confirmed to us that they reflected the best currently available estimates and judgments of such management and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Colonial’s and Xenith’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have also assumed, with your consent, that each of the parties to the Agreement will comply with all material terms of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct, that each of the parties to such agreements will perform all of the covenants required to be performed by such party under the agreements and that the conditions precedent in such agreements are not waived. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Colonial and Xenith. We have also assumed the Merger and any related transaction will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of Colonial Common Stock and Xenith Common Stock after the date of this opinion or what the value of Colonial Common Stock will be once it is actually received by the holders of Xenith Common Stock.

We have acted as financial advisor to Colonial in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for this fairness opinion. Colonial has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Colonial and Xenith and their affiliates. We may also actively trade the equity and debt securities of Colonial and Xenith or their affiliates for our own account and for the accounts of our customers.

This Letter is directed to the Board of Directors of the Colonial in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Colonial as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion addresses the fairness of the Merger Consideration to the holders of Colonial Common Stock, from a financial point of view. Our opinion does not address the underlying business decision of the Colonial to engage in the Merger, the form or structure of the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Colonial or the effect of any other transaction in which Colonial might engage. This opinion has been approved by Sandler O’Neill’s fairness opinion committee and does not address the amount of compensation to be received in the Merger by any Colonial officer, director or employee, if any, relative to the amount of compensation to be received by any other shareholder. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent, which will not be unreasonably withheld.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be exchanged in the Merger is fair to the holders of Colonial Common Stock from a financial point of view.

Very truly yours,

Appendix D

EXECUTION VERSION

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of March 20, 2014 among Xenith Bankshares, Inc., a Virginia corporation (“Parent”), and each of the undersigned, a list of which is set forth on Exhibit A attached hereto (each, a “Shareholder”).

WHEREAS, in order to induce Parent to enter into an Agreement of Merger, dated as of the date hereof (the “Merger Agreement”), between Colonial Virginia Bank, a Virginia banking corporation (“CVB”), Parent and Xenith Bank, a Virginia banking corporation and a wholly-owned subsidiary of Parent (“Xenith Bank”), Parent has requested each Shareholder, and each Shareholder has agreed, to enter into this Agreement with respect to all shares of common stock, par value $5.00 per share, of CVB that such Shareholder beneficially owns and either (i) holds jointly with another Shareholder, (ii) holds through an investment entity over which such Shareholder has sole or shared control or (iii) with respect to which such Shareholder has sole voting power (with respect to each Shareholder, the “Shares”) (as used herein, the term “Shares” shall mean (A) all securities of CVB (including all shares of CVB capital stock and all options, warrants and other rights to acquire shares of CVB capital stock) owned by a Shareholder as of the date of this Agreement and either (i) held jointly with another Shareholder, (ii) held through an investment entity over which such Shareholder has sole or shared control or (iii) with respect to which such Shareholder has sole voting power, all as indicated on the signature page hereto, and (B) all additional securities of CVB (including all additional shares of CVB capital stock and all additional options, warrants and other rights to acquire shares of CVB capital stock) of which a Shareholder acquires beneficial ownership during the period commencing on the execution and delivery of this Agreement until termination of this Agreement in accordance with Section 5.02 hereof, but excluding in either case any Shares Transferred (as defined below) by a Shareholder to any Person (other than another Shareholder) in accordance with the terms of this Agreement).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

GRANT OF PROXY; VOTING AGREEMENT

Section 1.01. Voting Agreement. Each Shareholder hereby agrees to vote or exercise its right to consent with respect to all Shares that such Shareholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Merger Agreement, the Merger, the Plan of Merger and all agreements related to the Merger and any actions related thereto at any meeting of the shareholders of CVB, and at any adjournment thereof, at which such Merger Agreement, Plan of Merger and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the shareholders of CVB. Each Shareholder hereby agrees that, for so long as this Agreement is in effect, it will not vote any Shares in favor of, or consent to, and will vote such Shares against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of CVB or any other extraordinary transaction involving CVB, other than to vote in favor of, or consent to, the Merger Agreement, the Merger and the Plan of Merger, (iii) corporate action the consummation of which may frustrate the purposes, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters.

Section 1.02. Irrevocable Proxy. Each Shareholder hereby revokes any and all previous proxies granted with respect to such Shareholder’s Shares. By entering into this Agreement, each Shareholder hereby grants a proxy appointing Parent as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Parent or its proxy or substitute shall, in Parent’s sole discretion, deem proper with respect to such Shareholder’s Shares. The proxy granted by each Shareholder pursuant to this Article 1 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by each Shareholder shall be revoked upon termination of this Agreement in accordance with its terms.

Section 1.03. No Ownership Interest. Except as set forth in Section 1.02, nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain and belong to the Shareholders, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of CVB or exercise any power or authority to direct the Shareholders in the voting of any of the Shares, except as set forth in Section 1.02 or as otherwise expressly provided herein, or the performance of its duties or responsibilities as a shareholder of CVB.

Section 1.04. Other Agreements. Prior to the termination of this Agreement in accordance with Section 5.02 hereof, each of the Shareholders shall not enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with this Article 1.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder severally represents and warrants to Parent that:

Section 2.01. Authorization. Such Shareholder has duly executed and delivered this Agreement and the execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the powers and legal capacity of such Shareholder and have been duly authorized by all necessary action. Assuming due authorization, execution and delivery by Parent, this Agreement is a valid and binding agreement of such Shareholder. If such Shareholder is married and the Shares set forth on the signature page hereto opposite such Shareholder’s name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Shareholder’s spouse.

Section 2.02. Non-Contravention. The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any law, rule, regulation, judgment, injunction, order or decree applicable to or binding upon the Shareholder, (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any agreement or other instrument binding on such Shareholder or (iii) result in the imposition of any Lien on any asset of such Shareholder.

Section 2.03. Ownership of Shares. Except for the Shares identified as held “jointly with spouse” on the signature page, such Shareholder is the record and beneficial owner of such Shareholder’s Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of such Shares). The Shareholders jointly hold the Shares identified as held “jointly with spouse” on the signature page, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of such Shares). None of such Shareholder’s Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.04. Total Shares. Except for the Shares and the options to acquire Shares set forth on the signature page hereto, such Shareholder does not beneficially own or have sole voting power with respect to any (i) shares of capital stock or voting securities of CVB, (ii) securities of CVB convertible into or exchangeable for shares of capital stock or voting securities of CVB or (iii) options or other rights to acquire from CVB any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of CVB.

Section 2.05. Finder’s Fees. Except as provided in Section 5.17 of the Merger Agreement, no investment banker, broker, finder or other intermediary is entitled to a fee or commission from CVB in respect of this Agreement as a result of any arrangement or agreement made by or on behalf of such Shareholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to each Shareholder that:

Section 3.01 Valid Existence; Authorization. Parent is duly incorporated as a corporation, validly existing and in good standing under the laws of the Commonwealth of Virginia and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly and validly authorized, executed and delivered by Parent and constitutes a valid and binding agreement of Parent (assuming the due authorization, execution and delivery hereof by the Shareholders).

Section 3.02 Non-Contravention. The execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Parent is entitled under any provision of any agreement or other instrument binding on Parent or (iii) result in the imposition of any Lien on any asset of Parent.

ARTICLE 4

COVENANTS OF THE SHAREHOLDERS

Each Shareholder hereby severally covenants and agrees that so long as this Agreement is in effect:

Section 4.01. No Proxies for or Encumbrances on Shares. Except pursuant to the terms of this Agreement, such Shareholder shall not, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of such Shareholder’s Shares or (ii) acquire, Transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or Transfer, encumbrance or other disposition of, any Shares, prior to the termination of this Agreement. Such Shareholder shall not seek or solicit any such acquisition or Transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify Parent promptly, and to provide all details requested by Parent, if such Shareholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing. In the event that pursuant to Section 7.05(b)(i) of the Merger Agreement the Board of Directors of CVB engages in negotiations or discussions with a Third Party that has made a written bona fide Acquisition Proposal that the Board of Directors of CVB determines will lead to a Superior Proposal, subject to compliance by CVB with the terms of the Merger Agreement, including without limitation Section 7.05 thereof, and subject to compliance by such Shareholder with the terms of this Agreement, nothing in the immediately preceding sentence shall prohibit such Shareholder from engaging in negotiations or discussions with such Third Party regarding such Shareholder entering into (concurrently with or subsequent to the termination of the Merger Agreement pursuant to Section 11.01(d)(i) thereof) (i) a voting agreement, (ii) an agreement with respect to granting a proxy or (iii) an agreement with respect to the sale of such Shareholder’s Shares, in each case with respect to such Acquisition Proposal. As used herein, the term “Transfer” shall mean, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the gift or other disposition of such security (excluding transfers by testamentary or intestate succession or otherwise by operation of law) or any right, title or interest therein (including, but not limited to, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or the record or beneficial ownership thereof.

Section 4.02. Other Offers. Subject to Section 5.11, such Shareholder shall not directly or indirectly take any action that is prohibited under Section 7.05(a)(i) or (ii) of the Merger Agreement with respect to actions to be taken by CVB. Such Shareholder will promptly advise and update Parent after receipt by such Shareholder of an Acquisition Proposal related to the Shares in accordance with the notice provisions applicable to CVB as set forth in Section 7.05 of the Merger Agreement.

Section 4.03. Stop Transfer. Each Shareholder agrees with, and covenants to, Parent that such Shareholder will not request that CVB register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement or to CVB.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Further Assurances. Parent and each Shareholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 5.02. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the earliest of (a) the Effective Time and (b) termination of the Merger Agreement in accordance with its terms, and all rights or obligations of the parties under this Agreement shall immediately terminate, except as provided in Section 5.11 hereof.

Section 5.03. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.04. Successors and Assigns; Obligations of Shareholders. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Parent may transfer or assign its rights and obligations to any Affiliate of Parent.

Section 5.05. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Virginia.

Section 5.06. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective as between Parent, on the one hand, and a Shareholder, on the other hand, when each such party shall have received counterparts hereof signed by each such other party.

Section 5.07. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.08. Specific Performance; Injunctive Relief. The parties hereto agree that Parent would suffer irreparable damage and that there will be no adequate remedy at law (including monetary damages) in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, injunctive relief and any other remedy to which they are entitled at law or in equity.

Section 5.09. Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

Section 5.10. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Parent, to the appropriate address for notice thereto set forth in the Merger Agreement and (ii) if to a Shareholder, to the appropriate address set forth underneath such Shareholder’s name on the signature pages hereto.

Section 5.11. Shareholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director or officer of CVB makes any agreement or understanding herein in his capacity as such director or officer. Each Shareholder signs solely in his capacity as the record holder and beneficial owner of such Shareholder’s Shares and nothing in this Agreement shall limit or affect any actions taken by any Shareholder in his capacity as an officer or director of CVB. This Section 5.11 shall survive termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

XENITH BANKSHARES, INC.

By:	/s/ T. Gaylon Layfield, III
	Name:	T. Gaylon Layfield, III
	Title:	President & Chief Executive Officer

/s/ Robert L. Bailey
Robert L. Bailey

Number of Shares with regard to which Mr. Bailey has sole voting power:

3,850 (3,600 owned in an IRA account)

Number of Shares held jointly with spouse or another shareholder:

None

Number of shares held through an investment entity over which Mr. Bailey has sole or shared control:

None

Number of Options:

4,500

/s/ Kenneth E. Smith
Kenneth E. Smith

Number of Shares with regard to which Mr. Smith has sole voting power:

8,750 (IRA accounts)

Number of Shares held jointly with spouse or another shareholder:

None

Number of shares held through an investment entity over which Mr. Smith has sole or shared control:

None

Number of Options:

6,500

/s/ Charles F. Dawson
Charles F. Dawson

Number of Shares with regard to which Mr. Dawson has sole voting power:

5,613

Number of Shares held jointly with spouse or another shareholder:

None

Number of shares held through an investment entity over which Mr. Dawson has sole or shared control:

None

Number of Options:

2,500

/s/ David G. Walker
David G. Walker

Number of Shares with regard to which Mr. Walker has sole voting power:

500 (spouse’s trust account)

Number of Shares held jointly with spouse or another shareholder:

None

Number of shares held through an investment entity over which Mr. Walker has sole or shared control:

None

Number of Options:

2,500

/s/ Joseph F. Fary
Joseph F. Fary

Number of Shares with regard to which Mr. Fary has sole voting power:

650

Number of Shares held jointly with spouse or another shareholder:

1,219 (includes the 269 shares held in the Francis R. Fary Marital Trust and the 950 shares held jointly with Mrs. Fary)

Number of shares held through an investment entity over which Mr. Fary has sole or shared control:

None

Number of Options:

1,580

/s/ Walter B. Hurley, Jr.
Walter B. Hurley, Jr.

Number of Shares with regard to which Mr. Hurley has sole voting power:

44,988 (1,500 as Custodian for his minor children)

Number of Shares held jointly with spouse or another shareholder:

None

Number of shares held through an investment entity over which Mr. Hurley has sole or shared control:

None

Number of Options:

None

/s/ Joseph A. Lombard, Jr.
Joseph A. Lombard, Jr.

Number of Shares with regard to which Mr. Lombard has sole voting power:

3,400 (IRA account)

Number of Shares held jointly with spouse or another shareholder:

None

Number of shares held through an investment entity over which Mr. Lombard has sole or shared control:

None

Number of Options:

2,500

/s/ William D. Fary
William D. Fary

Number of Shares with regard to which Mr. Fary has sole voting power:

None

Number of Shares held jointly with spouse or another shareholder:

None

Number of shares held through an investment entity over which Mr. Fary has sole or shared control:

7,025 (5,300 William D. Fary Revocable Trust, 1,100 Mobjack Development, Ltd., 625 Pike’s Timber Land Trust)

Number of Options:

2,500

/s/ Walter H. Graham
Walter H. Graham

Number of Shares with regard to which Mr. Graham has sole voting power:

1,000 (IRA account)

Number of Shares held jointly with spouse or another shareholder:

None

Number of shares held through an investment entity over which Mr. Graham has sole or shared control:

None

Number of Options:

None

/s/ Hal D. Bourque
Hal D. Bourque

Number of Shares with regard to which Mr. Bourque has sole voting power:

3,160 (owned in an IRA account)

Number of Shares held jointly with spouse or another shareholder:

None

Number of shares held through an investment entity over which Mr. Bourque has sole or shared control:

None

Number of Options:

2,224

Exhibit A

SHAREHOLDERS

Robert L. Bailey

Hal D. Bourque

Charles F. Dawson

Joseph F. Fary

William D. Fary

Walter H. Graham

Walter B. Hurley, Jr.

Joseph A. Lombard, Jr.

Kenneth E. Smith

David G. Walker

D-A-1